As filed with the Securities and Exchange Commission on April 1, 2013

Registration No. 333 -186555

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
PRE-EFFECTIVE AMENDMENT NO. 1
TO
FORM S-4
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933
____________________
TF Financial Corporation
(Exact name of registrant as specified in its charter)

Pennsylvania (State or other jurisdiction of incorporation or organization)	6035 (Primary Standard Industrial Classification Code Number)	74-2705050 (I.R.S. Employer Identification Number)

3 Penns Trail, Newtown, Pennsylvania 18940
(215) 579-4000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Kent C. Lufkin
President and Chief Executive Officer
3 Penns Trail
Newtown, Pennsylvania 18940
(215) 579-4000
 (Name, address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copy to:

John J. Spidi, Esq. Spidi & Fisch, PC 1227 25th Street, NW Suite 200 West Washington, D.C. 20037 (202) 434-4670 Facsimile: (202) 434-4661

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement and the conditions to the consummation of the merger described herein have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☒
(Do not check if a smaller reporting company)

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)    ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to the shares of TF Financial Corporation common stock to be issued in the merger has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This proxy statement/prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

SUBJECT TO COMPLETION

PRELIMINARY PROXY STATEMENT/PROSPECTUS
DATED APRIL 1, 2013

[LETTERHEAD OF ROEBLING FINANCIAL CORP, INC.]

To the Shareholders of Roebling Financial Corp, Inc.:

Merger Proposal - Your Vote Is Very Important

You are cordially invited to attend a special meeting of the shareholders of Roebling Financial Corp, Inc. (“Roebling”) to be held on _____________, 2013 at _:___ _.m. local time, at ________________, _____________ , New Jersey.  At the special meeting, you will be asked to consider and vote upon a proposal to approve an Agreement and Plan of Merger, dated December 28, 2012 (hereinafter referred to as the merger agreement), entered into by TF Financial Corporation (“TF”) and its wholly-owned subsidiary, 3rd Fed Bank, Roebling and Roebling Bank pursuant to which Roebling will merge with and into TF (hereinafter referred to as the merger).  You will also be asked to vote on an advisory (non-binding) proposal to approve the compensation that may be paid or become payable to Roebling’s named executive officers in connection with the merger.  In addition, you will be asked to approve the adjournment, postponement, or continuation of the special meeting, if necessary, to solicit additional proxies in favor of approval of the merger agreement.

If the merger is completed, each outstanding share of Roebling common stock will be converted into the right to receive either: (1) $8.60 in cash, without interest, or (2) 0.364 of a share of TF common stock.  You willbe able to elect to receive cash for all of your shares of Roebling common stock, shares of TF common stock for all of your shares of Roebling common stock or cash for some of your shares of Roebling common stock and TF common stock for the remainder.  Regardless of your choice, however, elections will be limited by the requirement that the aggregate amount of cash to be paid by TF (which includes, for this purpose, unallocated shares held by the Roebling Bank Employee Stock Ownership Plan (“ESOP”)) must not exceed $7,252,066.  Therefore, the precise allocations of cash and TF common stock that you will receive will depend on the elections of other Roebling shareholders.  The federal income tax consequences of the merger to you will depend on whether you receive cash, stock or a combination of cash and stock in exchange for your shares of Roebling common stock.

Under the terms of the merger agreement, the cash consideration and the exchange ratio for the stock considerations will remain fixed, while the value of the stock consideration will fluctuate with the market price of TF common stock.  Based on the closing price of TF common stock on the NASDAQ Global Market on December 27, 2012, the last trading day before public announcement of the merger agreement or $23.85, the value of the stock consideration represented approximately $8.68 in value for each share of Roebling common stock. You should obtain current stock price quotations for TF and Roebling common stock.  TF common stock trades on the NASDAQ Global Market under the symbol “THRD” and Roebling common stock trades on the OTC Bulletin Board under the symbol “RBLG.”

Your board of directors has unanimously approved the merger agreement and determined that the merger and the merger agreement are fair to and in the best interests of Roebling and its shareholders and unanimously recommends that you vote “FOR” approval of the merger agreement.  The merger cannot be completed unless the proposal to approve the merger agreement is approved by the affirmative vote of the majority of the votes cast by all holders entitled to vote thereon.

Whether or not you plan to attend the special meeting of shareholders, please take the time to vote by completing the enclosed proxy card and mailing it in the enclosed envelope.  If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote “FOR” approval of the merger agreement and “FOR” the advisory proposal on compensation that may be paid or become payable to Roebling’s named executive officers and “FOR” the proposal to adjourn the special meeting, if necessary, to solicit additional votes in favor of approval of the merger agreement.

This proxy statement/prospectus provides you with detailed information about the proposed merger. It also contains or references information about TF and Roebling and related matters. You are encouraged to read this document carefully.  In particular, you should read the “Risk Factors” section beginning on page ___ for a discussion of the risks you should consider in evaluating the proposed merger and how it will affect you.

On behalf of the board of directors, I thank you for your prompt attention to this important matter.

                   Sincerely yours,

                   R. Scott Horner
                   President and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger, the issuance of the TF Financial Corporation common stock in connection with the merger or the other transactions described in this proxy statement/prospectus, or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

            The securities to be issued in connection with the merger are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This proxy statement/prospectus is dated ___________, 2013, and is first being mailed to shareholders of Roebling Financial Corp, Inc. on or about ____________, 2013.

ROEBLING FINANCIAL CORP, INC.

Route 130 South & Delaware Avenue
Roebling, New Jersey 08554
(609) 668-6500

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
To Be Held On _____________, 2013

To the Shareholders of Roebling Financial Corp, Inc.:

NOTICE IS HEREBY GIVEN, that a special meeting of shareholders of Roebling Financial Corp, Inc. will be held at ___________________, located at ________________, _____________, New Jersey, on __________, ____________, 2013 at _:___ .m., local time, for the following purposes:

1.
To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated December 28, 2012, by and among TF Financial Corporation (“TF”), 3rd Fed Bank, Roebling Financial Corp, Inc. (“Roebling”) and Roebling Bank, pursuant to which Roebling will merge with and into TF, with TF surviving the merger;

2.	To consider and vote on an advisory (non-binding) proposal to approve the compensation that may be paid or become payable to Roebling’s named executive officers in connection with the merger;

3.
To consider and vote upon a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the merger agreement; and

4.	To transact such other business as may properly come before the special meeting, or any adjournment or postponement thereof.

Shareholders of record at the close of business on _____________, 2013 are entitled to notice of and to vote at the special meeting and at any adjournment or postponement thereof.  The enclosed proxy statement/prospectus describes the merger agreement in detail, and a copy of the merger agreement is attached as Annex A to the proxy statement/prospectus, of which this notice is a part, and incorporated by reference therein.

The board of directors of Roebling has unanimously approved the merger agreement and the transactions contemplated therein.  Based on Roebling’s reasons for the merger described in the attached proxy statement/prospectus, the Roebling board of directors has determined that the merger is in the best interests of Roebling and its shareholders, and unanimously recommends that  shareholders vote “FOR” the proposal to approve the merger agreement, “FOR” the non-binding proposal to approve the compensation that may be paid or become payable to Roebling’s named executive officers in connection with the merger, and “FOR” the proposal to adjourn the special meeting, if necessary, to solicit additional proxies to vote in favor of the merger agreement.

Your vote is very important.  Your proxy is being solicited by the board of directors of Roebling.  For the merger to be completed, the merger agreement must be approved by the affirmative vote of the majority of the votes cast by all holders entitled to vote thereon.

Whether or not you expect to attend the special meeting, please complete, sign and date the accompanying proxy card and return it in the enclosed postage prepaid envelope.  You may revoke your proxy either by written notice to Roebling, by submitting a proxy card dated as of a later date or by voting in person at the special meeting.

By Order of the Board of Directors

Joan K. Geary
Secretary

YOU ARE CORDIALLY INVITED TO ATTEND THE SPECIAL MEETING OF SHAREHOLDERS.  HOWEVER, TO ENSURE YOUR REPRESENTATION AT THE SPECIAL MEETING, YOU ARE URGED TO SIGN AND DATE THE ACCOMPANYING PROXY CARD AND MAIL IT AT ONCE IN THE ENCLOSED ENVELOPE.  YOUR PROMPT RESPONSE IS HELPFUL AND YOUR COOPERATION IS APPRECIATED.

WHERE YOU CAN FIND MORE INFORMATION

This document, which is sometimes referred to as this “proxy statement/prospectus” constitutes a proxy statement of Roebling Financial Corp, Inc. (“Roebling”) with respect to the solicitation of proxies for the Roebling special meeting and a prospectus of TF Financial Corporation (“TF”) for the shares of common stock that TF will issue to Roebling’s shareholders in connection with the merger.

TF filed a registration statement on Form S-4 to register with the Securities and Exchange Commission (“SEC”) the shares that TF will issue to Roebling’s shareholders in connection with the merger. This proxy statement/prospectus constitutes a part of that registration statement on Form S-4.  For further information about TF, you should review the registration statement on Form S-4 filed with the SEC.

TF and Roebling file annual, quarterly and current reports, proxy statements and other information with the SEC required to be filed by them as reporting companies under Sections 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  You may read and copy any materials that TF and Roebling file with the SEC at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549.  You may call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.  In addition, the SEC maintains an Internet site at www.sec.gov that contains the reports, proxy and information statements, and other information that TF and Roebling file with the SEC.  You will also be able to obtain these documents, free of charge, from TF on its website at www.thirdfedbank.com or from Roebling on its website at www.roeblingbank.com/investor.htm.

Information contained on TF’s and Roebling’s website is not incorporated into this proxy statement/prospectus and you should not consider information contained on either website to be part of this proxy statement/prospectus or any supplement thereto.

TABLE OF CONTENTS

Page
QUESTIONS AND ANSWERS ABOUT THE MEGER AND THE SPECIAL MEETING
SUMMARY
RISK FACTORS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
MARKET VALUE OF SECURITIES
COMPARATIVE PER SHARE DATA
THE SPECIAL MEETING OF SHAREHOLDERS
PROPOSAL NO. 1 - PROPOSAL TO APPROVE THE MERGER AGREEMENT
General
Background of the Merger
Reasons for the Merger and Recommendation of the Roebling Board of Directors
TF’s Reasons for the Merger
Opinion of Roebling’s Financial Advisor
Consideration to be Received in the Merger
Election Procedures; Surrender of Stock Certificates
Allocation Procedures
Exchange Procedures
Accounting Treatment
Material United States Federal Income Tax Consequences of the Merger
Regulatory Matters Relating to the Merger
Interests of Certain Persons in the Merger
Summary of Golden Parachute Arrangements
Employee Matters
Time of Completion
Conditions to Completing the Merger
Conduct of Business Before the Merger
Covenants of Roebling and TF in the Merger Agreement
Representations and Warranties Made by Roebling and TF in the Merger Agreement
Terminating the Merger Agreement
Termination Fee
Expenses
Changing the Terms of the Merger Agreement
Dissenters’ Rights of Appraisal
SELECTED HISTORICAL FINANCIAL DATA FOR TF FINANCIAL CORPORATION
SELECTED HISTORICAL FINANCIAL DATA FOR ROEBLING
PRO FORMA DATA
COMPARISON OF SHAREHOLDER RIGHTS
DESCRIPTION OF TF CAPITAL STOCK
CERTAIN ANTI-TAKEOVER PROVISIIONS OF TF’S ARTICLES OF INCORPORATION AND BYLAWS AND PENNSYLVANIA LAW
BUSINESS OF TF FINANCIAL CORPORATION

SUPERVISION AND REGULATION OF TF
TF MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS OF ROEBLING
SUPERVISION AND REGULATION OF ROEBLING
ROEBLING MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION
MANAGEMENT FOLLOWING THE MERGER
SECURITY OWNERSHIP OF DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN BENEFICIAL OWNERS
PROPOSAL NO. 2 - ADVISORY (NON-BINDING) VOTE ON GOLDEN PARACHUTE COMPENSATION
PROPOSAL NO. 3 - ADJOURNMENT OF SPECIAL MEETING
EXPERTS
LEGAL OPINIONS
OTHER MATTERS
ROEBLING ANNUAL MEETING SHAREHOLDER PROPOSALS
INDEX TO FINANCIAL STATEMENTS

ANNEXES
A. Agreement and Plan of Merger, dated as of December 28, 2012, by and among TF Financial Corporation, 3rd Fed Bank, Roebling Financial Corp, Inc. and Roebling Bank
B. Opinion of FinPro Capital Advisors, Inc.
C. Form of Support Agreement

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

The following are answers to certain questions that you may have regarding the merger and the special meeting. We urge you to read carefully the remainder of this proxy statement/prospectus because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the annexes to this proxy statement/prospectus.

Q:           Why am I receiving this document?

A:           TF and Roebling have agreed to combine under the terms of a merger agreement that is described in this proxy statement/prospectus. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A.  In order to complete the merger, Roebling shareholders must vote to approve the merger agreement and the merger. Roebling is holding the special meeting of shareholders to obtain this approval. This proxy statement/prospectus contains important information about the merger, the merger agreement, the special meeting, and other related matters, and you should read it carefully.

Q:           What will happen to Roebling as a result of the merger?

A:           If the merger agreement is approved by shareholders and the merger is completed, Roebling will merge with and into TF and its separate corporate existence will end.  In addition, following the merger, Roebling Bank will merge with and into 3rd Fed Bank, which we refer to as the bank merger in this proxy statement/prospectus, with 3rd Fed Bank being the surviving bank.

Q:           What type of consideration will Roebling shareholders receive for their shares of Roebling common stock in the merger?

A:           If the merger agreement is approved and the merger is subsequently completed, each outstanding share of Roebling common stock will be converted into the right to receive either:

•	$8.60 in cash, without interest; or

•	0.364 of a share of TF common stock,

in each case, subject to the election and allocation procedures specified in the merger agreement.  The aggregate value of the cash and the shares to be issued in the merger is approximately $14.5 million.

Shareholders may elect to receive all cash, all stock, or cash for some shares and stock for the remainder of the shares they own, subject to adjustment, election and allocation procedures specified in the merger agreement. The ability to receive all cash, all stock, or a combination of cash and stock will depend on the elections of other Roebling shareholders. The allocation of the mix of consideration payable to Roebling shareholders in the merger will not be known until TF tallies the results of the cash/stock elections made by Roebling shareholders, which will not occur until near or after the closing of the merger. No guarantee can be made that Roebling shareholders will receive the amounts of cash or stock they elected. See “Proposal No. 1 – Proposal to Approve the Merger Agreement – Consideration to be Received in the Merger” beginning on page ___ and “-- Allocation Procedures” beginning on page __.

Q:           Will Roebling shareholders receive the form of consideration they elect?

A:            Not every Roebling shareholder may receive the form of consideration that it elects in the merger.  The allocation procedures in the merger agreement are intended to provide that the aggregate amount of cash paid as cash consideration does not exceed $7,252,066.  The unallocated shares held by the ESOP will be given first priority with respect to the cash consideration pool which will be used by the ESOP to make payment on the loan used to purchase the shares.  Cash remaining in the cash consideration pool after the unallocated ESOP shares will be available for valid cash elections by other shareholders.  The precise amount available will depend on the number of unallocated ESOP shares as of the effective time of the exchange of the merger.   We estimate that the number of unallocated ESOP shares will be 12,963 shares leaving $7,140,584 available for cash elections or approximately 830,300 shares.  Pursuant to this limitation, if the aggregate number of shares with respect to which a valid cash consideration election is made exceeds this limitation, a pro rata portion of those shares making a valid cash consideration election will be converted into the right to receive TF common stock such that the amount of cash paid out in the transaction does not exceed $7,252,066.   Similarly, if the number of shares pursuant to which a valid cash consideration election is less than the limitation, shares for which no election has been made first and shares for which a valid stock consideration election has been made will be converted, as necessary, such that the amount of cash paid out in the transaction does not exceed $7,252,066.

Q:           How do Roebling shareholders register their election to receive cash, TF common stock or a combination thereof?

A:           Each Roebling shareholder should complete and return an election form, along with their Roebling stock certificate(s), according to the instructions included with the election form. The election form will be provided to Roebling shareholders in a mailing separate from the proxy statement/prospectus. The election deadline will be 5:00 p.m., New York City time, on the date specified in the election form.  If you own shares of Roebling common stock in “street name” through a bank, broker or other financial institution and you wish to make an election, you should obtain instructions from the financial institution holding your shares concerning how to make your election. If we do not receive your properly completed election form with your stock certificate(s) by the election deadline, you will be treated as though you had not made an election.

Q:           Are Roebling directors and officers given a special preference in electing cash or stock?

A:           No.  Shares of Roebling common stock held by directors and officers are not given any preference in the election process. While the unallocated ESOP shares are given a preference, the funds will be used by the ESOP to pay its acquisition loan.  Since there will not be adequate funds to repay the loan in full, no officer will receive any cash from this preference.  ESOP shares which have already been allocated to participants’ accounts are not automatically converted into cash.  Rather, the right to elect cash or stock is “passed through” to the participants.  In the event there is an over-election of either cash or stock, those participants will be subject to election and proration as any other shareholder.  While the Roebling directors and officers hold options to purchase shares of Roebling common stock, the per share exercise price of all of the options exceeds $8.60 and, as such, nothing will be paid to cancel the options.

Q:           What happens if a Roebling shareholder does not make a valid election as to whether to receive cash or stock, or a combination thereof?

A:           If a Roebling shareholder does not return a properly completed election form by the election deadline specified in the election form, such shareholder’s shares of Roebling common stock will be considered “non-election shares” and will be converted into the right to receive the stock consideration or the cash consideration according to the allocation procedures specified in the merger agreement.

Q:           When will the merger be completed?

A:           We expect the merger will be completed when all of the conditions to completion contained in the merger agreement are satisfied or waived, including the receipt of required regulatory approvals, and the approval of the merger agreement by Roebling shareholders at the special meeting. We currently expect to complete the merger during the second or third calendar quarter of 2013.  However, because satisfaction of certain of these conditions to completion of the merger are beyond our control, such as the receipt of required regulatory approvals, we cannot be certain when, or if, the conditions to the merger will be satisfied or waived or when or if the merger will be completed.

In the event that the merger agreement is terminated, the exchange agent appointed by TF to handle the election process will return to you promptly any Roebling stock certificates submitted along with the election materials.

Q:           What happens if the merger is not completed?

A:           If the merger is not completed, Roebling shareholders will not receive any consideration for their shares of common stock in connection with the merger. Instead, Roebling will remain an independent public company and its common stock will continue to be quoted on the OTC Bulletin Board. Under specified circumstances, Roebling may be required to pay to TF a fee with respect to the termination of the merger agreement, as described under “Proposal No. 1  – Proposal to Approve the Merger Agreement -- Termination Fee” beginning on page ___.

Q:           Who is being asked to approve matters in connection with the merger?

A:           Roebling shareholders are being asked to vote to approve the merger agreement and the merger, to approve, on a non-binding basis, the compensation that may be paid or that may become payable to Roebling’s named executive officers in connection with the merger, and to approve a proposal to adjourn the special meeting, if necessary, to solicit additional proxies.  No approval of TF shareholders is required.  Under New Jersey law, the merger cannot be completed unless Roebling shareholders vote to approve the merger agreement and the merger.  By this proxy statement/prospectus, Roebling’s board of directors is soliciting proxies of Roebling shareholders to provide this approval at the special meeting of Roebling shareholders discussed below.

Q:           Should Roebling shareholders send in their stock certificates now?

A:           No.  Roebling shareholders SHOULD NOT send in any stock certificates now. An election form and transmittal materials, with instructions for their completion, will be provided to Roebling shareholders under separate cover and the stock certificates should be sent at that time.

Q:           What are the material United States federal income tax consequences of the merger to Roebling shareholders?

A:           TF and Roebling will not be required to complete the merger unless they receive legal opinions from their respective counsel to the effect that the merger will qualify as a tax-free reorganization for United States federal income tax purposes.  The specific tax consequences of the merger to a Roebling shareholder will depend upon the form of consideration such shareholder will receive in the merger.

The consequences of the merger to any particular shareholder will depend on that shareholder’s particular facts and circumstances. Accordingly, you are urged to consult your tax advisor to determine your tax consequences from the merger.

For a more detailed discussion of the material United States federal income tax consequences of the transaction, see “Proposal No. 1 - Proposal to Approve the Merger Agreement -- Material United States Federal Income Tax Consequences of the Merger” beginning on page ___.

Q:           Are Roebling shareholders entitled to appraisal rights?

A:           No.  Roebling is organized under New Jersey law. As the Roebling shareholders will receive cash or securities traded on a national securities exchange, no dissenters rights are available under New Jersey law.

Q:           Are there any risks that I should consider in deciding whether to vote for approval of the merger-related proposals?

A:           Yes. You should read and carefully consider the risk factors set forth in the section of this proxy statement/prospectus entitled “Risk Factors” beginning on page ___.

Q:           When and where will Roebling shareholders meet?

A:           Roebling will hold a special meeting of its shareholders on ___________, 2013, at __:__ _.m., Eastern Time, at _______________, located at ______________, ___________, New Jersey _______.

Q:           What does Roebling’s Board of Directors recommend with respect to the proposals?

A:           Roebling’s board of directors has unanimously approved the merger agreement and determined that the merger agreement and the merger are fair to and in the best interests of Roebling and its shareholders and unanimously recommends that Roebling shareholders vote “FOR” approval of the merger agreement, “FOR” the advisory proposal to approve the compensation that may be paid or become payable to Roebling’s named executive officers in connection with the merger and “FOR” the adjournment proposal.

Q:           Did the Board of Directors of Roebling receive an opinion from a financial advisor with respect to the merger?

A:            Yes. On December 17, 2012, FinPro Capital Advisors, Inc., which we refer to in this proxy statement/prospectus as “FinPro,” rendered its opinion to the board of directors of Roebling that, as of such date and based upon and subject to the factors and assumptions described to the Roebling board during its presentation and set forth in the opinion, the consideration in the proposed merger was fair, from a financial point of view, to holders of Roebling common stock.  The full text of FinPro’s written opinion is attached as Annex B to this proxy statement/prospectus.  Roebling shareholders are urged to read the opinion in its entirety.

Q:           Who can vote at the special meeting?

A:           Holders of record of Roebling common stock at the close of business on ____________, 2013, which is the record date for the special meeting, are entitled to vote at the special meeting.

Q:           How many votes must be represented in person or by proxy at the special meeting to have a quorum?

A:           A majority of the outstanding shares of Roebling common stock entitled to vote, represented in person or by proxy, shall constitute a quorum for the purposes of the special meeting.

Q:           What vote by shareholders is required to approve each of the proposals?

A:           Approval of the merger agreement will require the affirmative vote of the majority of the votes cast by all holders entitled to vote thereon.  Approval of the adjournment proposal will require the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote.  Abstentions and broker non-votes will have no effect on voting for or against the merger agreement proposal or the adjournment proposal.

In deciding whether to vote to approve the advisory (non-binding) proposal on compensation that may be paid or become payable to Roebling’s named executive officers in connection with the merger, you may vote in favor of the proposal, against the proposal or abstain from voting. To be approved, this proposal requires the affirmative vote of a majority of the votes cast at the special meeting. Abstentions and broker non-votes will not be counted as votes cast and will have no effect on the voting on this proposal.

As of the record date for the special meeting, directors and executive officers of Roebling, together with their affiliates, had sole or shared voting power over approximately 21.6% of the Roebling common stock outstanding and entitled to vote at the special meeting. Pursuant to the terms of support agreements entered into between the directors and executive officers and TF, these individuals have agreed to vote these shares in favor of the proposal to approve the merger agreement.

The Roebling ESOP holds 105,788 shares, or 6.3%, of the shares of Roebling common stock outstanding and entitled to vote as of the record date of which 87,487 shares have already been allocated to the accounts of ESOP participants and 18,301 shares remain unallocated.  In accordance with ESOP voting procedures outlined below, shares that have been allocated to participant accounts will be voted by the ESOP trustees as directed by the participants.  Unallocated shares and shares for which no timely direction is given by the participant will be voted as directed by the ESOP Committee consisting of the outside directors of the Roebling board and in accordance with the trustees’ fiduciary duties.  It is anticipated that such shares would be voted in favor of the merger agreement and the merger.

Q:           How may the Roebling shareholders vote their shares for the proposals being presented at the special meeting?

A:           Roebling shareholders may vote by completing, signing, dating and returning the proxy card in the enclosed prepaid return envelope as soon as possible. This will allow their shares to be represented and voted at the special meeting.

Q:           Will a broker or bank holding shares in “street name” for a Roebling shareholder automatically vote those shares for a shareholder at the special meeting?

A:           No. A broker or bank WILL NOT be able to vote your shares with respect to the Roebling merger agreement proposal without first receiving instructions from you on how to vote. If your shares are held in “street name,” you will receive separate voting instructions with your proxy materials. It is therefore important that you provide timely instruction to your broker or bank to ensure that all shares of Roebling common stock that you own are voted at the special meeting.

Q:           What happens if I do not vote my shares?

A:           Under New Jersey law, the merger agreement will be approved if it receives the affirmative vote of a majority of the votes cast.  As such, provided that a quorum is represented at the special meeting, failure to vote or to cause your shares to be voted will not affect the outcome of the proposal.

Q.           How will shares of participants in the ESOP be voted?

A:          If you are a participant in the ESOP, you will receive a voting instruction form that reflects all shares you may vote under the ESOP. Under the terms of the ESOP, all shares held by the ESOP are voted by the ESOP trustees, but each participant in the ESOP may direct the trustees on how to vote the shares of Roebling common stock allocated to his or her account. Unallocated shares and allocated shares for which no timely voting instructions are received will be voted by the ESOP trustees as directed by the ESOP Committee consisting of the outside directors of the Roebling board of directors and in accordance with the trustees’ fiduciary duties.

Q:           Will Roebling shareholders be able to vote their shares in person at the Special Meeting?

A:           Yes. Submitting a proxy will not affect the right of any Roebling shareholder to vote in person at the special meeting.  However, if a Roebling shareholder holds shares in “street name,” the shareholder must first ask its broker or bank how to vote those shares in person at the special meeting and obtain a “legal proxy.”

Q:           What do Roebling shareholders need to do now?

A:           After carefully reading and considering the information contained in this proxy statement/prospectus, Roebling shareholders are requested to vote by mail, or through the internet or by attending the special meeting and voting in person. If you choose to vote by mail, you should complete, sign, date and promptly return the enclosed proxy card. The proxy card will instruct the persons named on the proxy card to vote your Roebling shares of common stock at the special meeting as you direct. If you sign and send in a proxy card and it does not indicate how you wish to vote, the proxy will be voted “FOR ” the special meeting proposals.

Q:           What should a Roebling shareholder do if he or she receives more than one set of voting materials?

A:           As a Roebling shareholder, you may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple Roebling proxy cards or voting instruction cards.  For example, if you hold your Roebling shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold Roebling shares.  If you are a holder of record and your Roebling shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive or otherwise follow the voting instructions set forth in this proxy statement/prospectus in the section entitled “The Special Meeting of Shareholders.”

Q:           May a Roebling shareholder change his or her  vote after revoking a proxy?

A:           Yes.  If you have not voted through your broker, you can change your vote by:

•	providing written notice of revocation to the Corporate Secretary of Roebling, which must be filed with the Corporate Secretary by the time the special meeting begins;

•	submitting a new proxy card or voting again on the Internet (any earlier proxies will be revoked automatically); or

•	attending the special meeting and voting in person. Any earlier proxy will be revoked. However, simply attending the special meeting without voting will not revoke your proxy.

•	If you have instructed a broker to vote your shares, you must follow your broker’s directions to change your vote.

Q:           What happens if I sell my shares of Roebling common stock before the special meeting?

A:           The record date for Roebling shareholders entitled to vote at the special meeting is earlier than both the date of the special meeting and the completion of the merger.  If you transfer your Roebling shares of common stock after the record date but before the special meeting, you will, unless special arrangements are made, retain your right to vote at the special meeting but will transfer the right to receive the merger consideration to the person to whom you transfer your shares.

Q:           Who can help answer my questions?

A:           If you have any questions about the merger or the special meeting, or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact R. Scott Horner, President and Chief Executive Officer.

SUMMARY

This summary, together with the section of this proxy statement/prospectus entitled “Questions and Answers About the Merger and the Special Meeting” highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you.  To understand the merger fully, and for a more complete description of the legal terms of the merger, you should carefully read this entire proxy statement/prospectus, the Annexes attached to this proxy statement/prospectus and the documents which are referred to in this proxy statement/prospectus. The Agreement and Plan of Merger dated as of December 28, 2012 is attached as Annex A to this proxy statement/prospectus. We have included page references in parentheses to direct you to the appropriate place in this proxy statement/prospectus for a more complete description of the topics presented in this summary.  The terms “we,” “us” and “our” refer to both TF and Roebling, as the context may require. This summary and the rest of this document contain forward-looking statements about events that are not certain to occur, and you should not place undue reliance on those statements.  Please carefully read “Cautionary Statement Regarding Forward-Looking Statements” on page ___ of this document.

The Parties (page ___)

TF Financial Corporation
3 Penns Trail
Newtown, Pennsylvania 18940
(215) 579-4000

TF Financial Corporation is a savings and loan holding company whose principal subsidiary is 3rd Fed Bank, a Pennsylvania-chartered saving bank which operates 14 full service retail and commercial banking offices in Philadelphia and Bucks County, Pennsylvania and in Mercer County, New Jersey.

At December 31, 2012, TF had total assets of $711.8 million, deposits of $560.3 million, and stockholders’ equity of $82.9 million.  Additional information on 3rd Fed Bank may be found herein and on its website at www.thirdfedbank.com.

Roebling Financial Corp, Inc.
Route 130 South & Delaware Avenue
Roebling, New Jersey 08554
(609) 668-6500

Roebling Financial Corp, Inc. is a savings and loan holding company whose principal subsidiary is Roebling Bank, a federally chartered savings bank which operates five retail banking offices, two located in Roebling and one located in each of Delran, Westampton and New Egypt, New Jersey.

At December 31, 2012, Roebling had total assets of $161.1 million, deposits of $133.3 million, and stockholders’ equity of $16.8 million.  Additional information on Roebling Bank may be found herein and on its website at www.roeblingbank.com.

Proposal No. 1 - Proposal to Approve the Merger Agreement (page ________)

The terms and conditions of the merger are contained in the merger agreement, which is attached to this proxy statement/prospectus as Annex A. We encourage you to read this agreement carefully, as it is the legal document that governs the merger.

Under the terms of the merger agreement, Roebling will merge with and into TF with TF as the surviving entity of the merger.  Immediately thereafter, Roebling Bank will merge with and into TF’s wholly-owned banking subsidiary 3rd Fed Bank, with 3rd Fed Bank as the surviving entity of the bank merger.

Consideration to be Received in the Merger  (page ________)

Under the terms of the merger agreement, Roebling shareholders have the opportunity to elect, for each outstanding share of Roebling common stock they own, to receive:

•	$8.60 in cash, without interest, which we refer to as the “cash consideration;” or

•	0.364 of a share of TF common stock, which we refer to as the “stock consideration.”

Roebling shareholders may also elect to receive the cash consideration for some of their shares of Roebling common stock and the stock consideration for the remainder.  Elections will be subject to the election and allocation procedures specified in the merger agreement.  The aggregate value of the cash and the shares to be issued in the merger is approximately $14.5 million.

The allocation procedures are intended to provide that the amount of cash TF will expend in the merger is $7,252,066. Amounts paid for unallocated shares held by the ESOP are given first priority and count towards this amount.  Based on the estimated number of unallocated shares to be held by the ESOP as of the effective time, the remaining cash available to pay shareholders who elect the cash consideration is approximately $7,140,584 which means that up to 830,300 shares of Roebling common stock (in addition to the unallocated ESOP shares) may be exchanged for cash.  In the event the cash consideration pool is oversubscribed, Roebling shareholders who make a cash election will receive a mix of cash and stock consideration in the merger. In the event the cash consideration pool is undersubscribed, shares for which no election has been made first and shares for which a stock consideration election has been made will be converted, as necessary, such that the amount of cash paid out in the transaction (inclusive of amounts paid for the unallocated shares held by the ESOP) does not exceed $7,252,066.  The allocation of the mix of consideration payable to Roebling shareholders in the merger will not be known until TF tallies the results of the cash/stock elections made by Roebling shareholders, which will not occur until near or after the closing of the merger.

Election Procedures; Surrender of Stock Certificates (page ___)

An election form and transmittal materials, with instructions for their completion, will be provided to Roebling shareholders of record as of ___________, 2013 under separate cover. The election form entitles such shareholders to elect to receive cash, TF common stock, or to elect cash for some of their shares and stock for the remainder, or make no election with respect to the merger consideration. To make an effective election, a Roebling shareholder’s properly completed election form along with the stock certificate(s) must be received by the exchange agent by the election deadline, which shall be on or before 5:00 p.m., New York City time, on the date specified in the election form. In the event that the merger agreement is terminated, the exchange agent will return to you promptly any Roebling stock certificates submitted along with the election materials.

 Roebling shareholders are urged to carefully read and follow the instructions for completion of the election form and to submit the form in advance of the election deadline.

Effective Time of the Merger (page ___)

The merger will occur after the satisfaction of all the closing conditions, including the receipt of all regulatory approvals, Roebling shareholders’ approval and after the expiration of all regulatory waiting periods.  As of the date of this proxy statement/prospectus, the parties expect that the merger will be effective during the second or third calendar quarter of 2013.  However, there can be no assurance as to when or if the merger will occur.

Roebling Special Meeting of Shareholders (page ____)

A special meeting of the shareholders of Roebling will be held at ____________, _____________, ___________, New Jersey _____, at __:__ _.m., Eastern Time, on ___________, 2013, for the following purposes:

•	to approve the proposal to approve the merger agreement and approve the transactions contemplated by the merger agreement, including the merger;

•	to approve on an advisory (non-binding) basis the compensation that may be paid or become payable to Roebling’s named executive officers in connection with the merger;

•	to approve one or more adjournments of the special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies; and

•	to transact any other business which may properly come before the special meeting or any adjournment or postponement thereof.

You can vote at the special meeting of Roebling shareholders if you owned Roebling common stock at the close of business on _________, 2013, the record date.  You can cast one vote for each share of Roebling common stock you owned on that date.  On the record date, there were 1,686,527 shares of Roebling common stock outstanding and entitled to vote, approximately 18.5% of which were owned and entitled to be voted by Roebling directors and executive officers and their affiliates (excluding shares that may be acquired upon the exercise of options).  Directors and executive officers of Roebling were required to enter into support agreements concurrent with the execution of the merger agreement.  The support agreements provide that each director or executive officer of Roebling will vote his or her shares (other than shares held in a fiduciary capacity) in favor of approval of the merger agreement.  A form of support agreement is attached as Annex C hereto.

Assuming that a quorum is present at the special meeting, approval of the proposal to approve the merger agreement will require the affirmative vote of the majority of the votes cast by all holders entitled to vote thereon.  In voting to approve the advisory (non-binding) proposal on compensation that may be paid or become payable to Roebling’s named executive officers in connection with the merger, you may vote in favor of the proposal, against the proposal or abstain from voting. To be approved, this proposal requires the affirmative vote of a majority of the votes cast at the special meeting. Abstentions and broker non-votes will not be counted as votes cast and will have no effect on the voting on this proposal.

Approval of the adjournment proposal will require the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote.  Abstentions and broker non-votes will have no effect on voting for or against the merger agreement proposal or the adjournment proposal.

Recommendation of the Roebling Board of Directors and Reasons for the Merger (page ___)

The Roebling board of directors has unanimously approved the merger agreement and determined that the merger agreement and the merger are fair to and in the best interests of Roebling and its shareholders and unanimously recommends that Roebling shareholders vote “FOR” the approval of the merger agreement.

In determining whether to approve the merger agreement and recommend approval of the merger agreement to the Roebling shareholders, Roebling’s board considered the factors described under “Reasons for the Merger and the Recommendation of the Roebling Board of Directors.”

Opinion of Roebling’s Financial Advisor (page ___ and Annex B)

On December 17, 2012, FinPro rendered its opinion to the board of directors of Roebling that, as of such date and based upon and subject to the factors and assumptions described to the Roebling board during its presentation and set forth in its written opinion, the consideration in the proposed merger was fair, from a financial point of view, to holders of Roebling common stock.  The full text of FinPro’s written opinion, which sets forth the assumptions made, matters considered and limits on the review undertaken in connection with the opinion, is attached as Annex B to this proxy statement/prospectus and is incorporated by reference herein.  Roebling shareholders are urged to read the opinion in its entirety.  FinPro’s written opinion is addressed to the board of directors of Roebling, is directed only to the consideration in the merger and does not constitute a recommendation as to how any holder of Roebling common stock should vote with respect to the merger or any other matter.

Interests of Certain Persons in the Merger (page __)

In considering the recommendation of the board of directors of Roebling to approve the merger agreement, you should be aware that officers and directors of Roebling have employment and other compensation agreements or plans that give them interests in the merger that may be different from, or in addition to, their interests as Roebling shareholders. These interests and agreements consist of the following:

•
To assure an orderly transition following completion of the merger, 3rd Fed Bank has entered into a Transition Period Retention Agreement with Roebling’s Executive Vice President and Chief Financial Officer, Janice A. Summers, which, as of the effective time of the merger, will supersede and replace her employment agreement with Roebling Bank.  This agreement provides that if Ms. Summers resigns after continuing in employment with 3rd Fed Bank for at least six months, or if her employment is terminated by 3rd Fed Bank at any time without cause, she is entitled to receive a lump-sum payment of $275,442, subject to Ms. Summers’ execution of a release of claims;

•
Roebling Bank sponsors a Directors Consultation and Retirement Plan to provide retirement benefits to non-employee directors, the amount of which is based upon the number of years of service to Roebling Bank. Upon consummation of a merger, each director is eligible to receive a lump-sum payment equal to the present value of his or her vested retirement benefit under the plan.   Pursuant to the terms of the merger agreement, in no event will the benefits payable in accordance with the Directors Consultation and Retirement Plan exceed the accrued liability computed in accordance with US GAAP on the merger date, which is less than the present value of the benefit provided for in the plan. While the total liability cannot be determined until the merger date, it is estimated that it will be approximately $1 million.  No director will receive additional vesting or any increase in his or her benefit under the plan, as a result of the merger;

•
Roebling Bank has existing Directors Deferred Compensation Agreements with John J. Ferry, Mark V. Dimon and George N. Nyikita providing such directors with the voluntary right to defer their directors’ fees. Elective deferrals as invested or with specified earnings thereon, are the benefits under the plan which at all times are 100% vested. These benefits will be distributed in a lump sum upon consummation of the merger.

•
Roebling has purchased a Bank Owned Life Insurance Policy with respect to Mark V. Dimon, which has a cash surrender value of $153,357 as of December 31, 2012.  As part of Mr. Dimon’s deferred compensation arrangement, the cash surrender value will be paid to him and the policy may be cancelled;

•	The ESOP will be terminated upon completion of the merger, and all participants will become fully vested and have a non-forfeitable interest in their accounts under the plan at that time;

•
The terms of the merger agreement provide for the appointment of John J. Ferry, Roebling’s Chairman of the Board, to serve as a member of the 3rd Fed Bank board of directors, or another individual selected by the board of directors of TF if Mr. Ferry is unable or unwilling to serve in that role;

•
TF and Roebling have cooperated in entering into a retention bonus plan for certain executives of Roebling and Roebling Bank, including President and Chief Executive Officer R. Scott Horner, which provides for a payment equal to two months’ salary to specified executives if he or she continues in employment with TF or 3rd Fed Bank following the merger and remains in such employment for no less than 60 days, or if the respective executive is terminated without cause by TF or 3rd Fed Bank prior to that time;

•
There are 93,042 outstanding stock options held by directors, officers and employees; however, as the per share exercise price of the options exceeds the merger consideration, no payments will be made to optionees and the options will be cancelled;

•
TF has agreed to indemnify Roebling and Roebling Bank directors and officers for six years following the merger, and to provide liability insurance to such directors and officers for three years following the effective time of the merger; and

•
TF has agreed that an employee of Roebling or Roebling Bank (other than those individuals who are party to employment, severance or similar agreements) who remains employed by Roebling or Roebling Bank as of the effective time of the merger and whose employment is terminated by the employer, absent cause, within six months after the effective date of the merger, will be entitled to receive severance benefits equal to two weeks of pay for each year of completed service with a maximum severance benefit of 26 weeks.

These additional interests of Roebling’s executive officers and directors may create potential conflicts of interest and cause these persons to view the proposed transaction differently than you may view it as a shareholder.

Roebling’s board of directors was aware of these interests and took them into account, among other matters, in its decision to approve the merger agreement and transactions contemplated in the agreement, including the merger. Please see the discussion under the caption “Proposal No. 1 - Proposal to Approve the Merger Agreement - Interests of Certain Persons in the Merger” beginning on page [__] for more detailed information about these interests.

Regulatory Approvals Required for the Merger (page ___)

Completion of the merger is subject to various regulatory approvals or waivers, including, in connection with the planned merger of Roebling Bank with and into 3rd Fed Bank following completion of the merger, the approval of the Federal Deposit Insurance Corporation (the “FDIC”) and the Pennsylvania Department of Banking and Securities (the "Department"). We have also requested a waiver from the Board of Governors of the Federal Reserve System (“Federal Reserve Board”) of its application requirements that would apply to the merger and have received the approval of the Department. We have completed filing all the required applications and notices with the regulatory authorities.  We also have made or will make filings with various other federal and state regulatory agencies and self-regulatory organizations, notifying, or requesting approval from, those agencies and organizations for or in connection with the merger and the bank merger.  Although we currently believe we should be able to obtain all required regulatory approvals in a timely manner, we cannot be certain when or if we will obtain them or, if obtained, whether they will contain terms, conditions or restrictions not currently contemplated that will be detrimental to or have a material adverse effect on TF after the completion of the merger.

Conditions to the Merger (page ___)

Completion of the merger depends on a number of conditions being satisfied or waived, including, but not limited to, the following:

•
approval of the merger agreement by the affirmative vote of holders of the majority of the shares of Roebling common stock present, in person or by properly executed proxy, at the Roebling special meeting;

•
the receipt of all regulatory approvals of governmental entities necessary to complete the transactions contemplated by the merger agreement, and the expiration of all applicable statutory waiting periods, and absence of any nonstandard condition that imposes a material adverse effect upon TF or 3rd Fed, including, without limitation, any requirement that TF sell or dispose of any significant amount of assets of Roebling or Roebling Bank;

•
TF’s registration statement of which this proxy statement/prospectus is a part shall have become effective and no stop order suspending its effectiveness is issued and is in effect and no proceeding for that purpose is initiated by the SEC and not withdrawn;

•	the receipt of all required “blue sky” approvals;

•	the shares of TF common stock to be issued to Roebling shareholders in the merger must have been approved for listing on the NASDAQ Global Market, subject to official notice of issuance;

•	the continued accuracy of the representations and warranties made by the parties in the merger agreement, subject to certain qualifications;

•	each of TF and Roebling shall have performed in all material respects all obligations required to be performed under the merger agreement at or before the effective time;

•
both TF and Roebling must have received a legal opinion from their respective counsels that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which we refer to in this proxy statement/prospectus as the “Internal Revenue Code;”

•	the absence of any litigation, investigation or proceedings challenging the validity of the merger agreement or the merger; seeking damages in connection with the transactions contemplated by the merger agreement or seeking to restrain the transactions contemplated by the merger agreement;

•	the receipt of all required third-party consents;

•	the absence of any adverse facts with respect to Roebling that would have a material adverse effect on Roebling or the consummation of the merger;

•	Roebling’s non-performing assets and net charge-offs must not exceed certain levels and its adjusted shareholders’ equity must be maintained above a specific threshold; and

•	Roebling’s Executive Vice President Janice A. Summers shall have entered into the Transition Period Retention Agreement.

Although we anticipate that the closing will occur during the second or third calendar quarter of 2013, because the satisfaction of certain of these conditions is beyond our control, we cannot be certain when, or if, the conditions to the merger will be satisfied or waived or whether or not the merger will be completed.

No Solicitation; Board Recommendation (page ____)

Roebling has agreed not to initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any proposals or offers from any third party relating to an acquisition of Roebling, or enter into, continue or otherwise participate in any discussions or negotiations concerning, or provide any confidential or non-public information or data to any person relating to, any acquisition proposal. Notwithstanding these restrictions, the merger agreement provides that, under specified circumstances prior to shareholder approval of the merger agreement, in response to an unsolicited bona fide written acquisition proposal from a third party if, in the good faith judgment of the Roebling board of directors (after consultation with its legal counsel and financial advisor) (i) it is legally necessary for the proper discharge of its fiduciary duties to respond to such proposal, (ii) such proposal constitutes a “superior proposal” as compared to the terms of the merger with TF, and (iii) Roebling gives TF at least two business days prior written notice, Roebling may furnish any nonpublic information regarding Roebling and participate in discussions and negotiations with such third party.  Roebling has agreed to submit the merger agreement for approval by its shareholders. The Roebling board has recommended that its shareholders vote in favor of the merger agreement. The Roebling board will not withdraw, qualify or adversely modify its recommendation to its shareholders to vote in favor of the merger agreement, except as permitted under the merger agreement in connection with an unsolicited superior acquisition proposal after giving effect to any adjustments that may be offered by TF. If, prior to the receipt of the Roebling shareholder approval, its board, after consultation with and based on the written advice of outside counsel, determines in good faith that, because of the receipt of an unsolicited superior proposal, it would result in a violation of its fiduciary duties under New Jersey law to continue to recommend approval of the merger agreement, the Roebling board may submit the merger agreement without its recommendation or make an adverse recommendation.

Termination; Termination Fee (page ___)

TF and Roebling may mutually agree at any time to terminate the merger agreement without completing the merger, even if the Roebling shareholders have adopted the merger agreement in connection with the merger.  The merger agreement may also be terminated and the merger abandoned at any time prior to the effective time of the merger, as follows:

•
by either party, if there has occurred and is continuing a breach by the other party of any representation, warranty or covenant, provided such breach would entitle the non-breaching party not to complete the merger as a result of the failure of a closing condition and such breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach;

•
by TF, if  (1) Roebling fails to hold the special meeting of shareholders to vote on the merger agreement or (2) Roebling’s board of directors submits the merger agreement to its shareholders without a recommendation for approval or makes an adverse recommendation (or publicly proposes an adverse recommendation);

•
by either party, if the merger has not closed on or prior to September 30, 2013, unless the  reason it has not closed is due to a breach of a representation, warranty, covenant or agreement by the party seeking to terminate;

•
by either party, if a required governmental approval is denied by final, non-appealable action, unless the party seeking to terminate the merger agreement failed to comply with the merger agreement and such failure caused or materially contributed to such action;

•
by Roebling prior to obtaining shareholder approval, in order to accept a superior proposal not solicited in breach of the merger agreement provided it has otherwise complied with the provisions of the merger agreement including negotiating with TF to make adjustments in the terms of the merger agreement such that the other proposal no longer constitutes a superior proposal, and the payment by Roebling of the termination fee; or

•	by Roebling, if TF’s stock price falls below thresholds set forth in the merger agreement and TF does not increase the exchange ratio pursuant to a prescribed formula.

Roebling may be required to pay to TF a termination fee of $650,000 in certain circumstances described under “Proposal No. 1 - Proposal to Approve the Merger Agreement -- Termination Fee” beginning on page ___.

Material United States Federal Income Tax Consequences of the Merger (page ___)

TF and Roebling will not be required to complete the merger unless they receive legal opinions from their respective counsel to the effect that the merger will qualify as a reorganization for U.S. federal income tax purposes within the meaning of Section 368(a) of the Internal Revenue Code and that TF and Roebling will each be a party to that reorganization within the meaning of Section 368(b) of the Internal Revenue Code.

The specific tax consequences of the merger to a Roebling shareholder will depend upon the form of consideration such Roebling shareholder receives in the merger.

•
If you receive solely shares of TF common stock, and cash instead of a fractional share of TF common stock, in exchange for your Roebling common stock, then you generally will not recognize any gain or loss, except with respect to any cash received instead of a fractional share of TF common stock.

•
If you receive solely cash, then you generally will recognize gain or loss equal to the difference between the amount of cash you receive and your adjusted tax basis in your Roebling common stock.  Generally, any gain recognized upon the exchange will be capital gain, and any such capital gain will be long-term capital gain if you have established a holding period of more than one year for your shares of Roebling common stock.

•
If you receive a combination of TF common stock and cash, other than cash instead of a fractional share of TF common stock, in exchange for your Roebling common stock, then you may recognize gain, but you will not recognize loss, upon the exchange of your shares of Roebling common stock for shares of TF common stock and cash.  If the sum of the fair market value of the TF common stock and the amount of cash you receive in exchange for your shares of Roebling common stock exceeds the adjusted tax basis of your shares of Roebling common stock, you will recognize taxable gain equal to the lesser of the amount of such excess or the amount of cash you receive in the exchange.  Generally, any gain recognized upon the exchange will be capital gain, and any such capital gain will be long-term capital gain if you have established a holding period of more than one year for your shares of Roebling common stock.  Depending on certain facts specific to you, any gain could instead be characterized as ordinary dividend income.

Gain or loss will be determined separately for each block of shares owned (i.e., shares acquired at the same cost in a single transaction).  For a more detailed discussion of the material United States federal income tax consequences of the transaction, see “Proposal No. 1 - Proposal to Approve the Merger Agreement -- Material United States Federal Income Tax Consequences of the Merger” beginning on page ___.

The consequences of the merger to any particular shareholder will depend on that shareholder’s particular facts and circumstances.  Accordingly, you are strongly urged to consult your tax advisor to determine your tax consequences from the merger.

Stock Market Listing (page ___)

Application will be made by TF to have the shares of TF common stock to be issued in the merger approved for listing on the NASDAQ Global Market which is the principal trading market for existing shares of TF common stock.  It is a condition to both parties’ obligation to complete the merger that such approval be obtained, subject to official notice of issuance.

Comparison of Shareholders’ Rights (page __)

The rights of Roebling shareholders who become TF shareholders after the merger will be governed by Pennsylvania law and the articles of incorporation and bylaws of TF rather than by New Jersey law and the certificate of incorporation and bylaws of Roebling.  See “Comparison of Shareholder Rights” on page ____.

No Appraisal Rights (page ____)

Roebling is organized under New Jersey law. As the Roebling shareholders will receive cash or securities traded on a national securities exchange, no dissenters rights are available under New Jersey law.

Comparative Market Prices and Share Information (page ____ )

TF common stock is traded on the NASDAQ Global Market under the symbol “THRD.”  Roebling common stock is quoted on the OTC Bulletin Board the symbol “RBLG.” The following table shows the last closing sale prices of TF common stock as reported on the NASDAQ Global Market and the last closing sales prices of the Roebling common stock as reported on the OTC Bulletin Board, respectively, as of December 27, 2012, the last trading day before we announced the merger, and on ________, 2013, the latest practicable date prior to mailing this proxy statement/prospectus.  The table also presents the equivalent value of the merger consideration per share of Roebling common stock on December 27, 2012 and ____________, 2013. The equivalent value per share of Roebling common stock on such dates is calculated by multiplying the closing price of TF common stock on those dates by 0.364, which represents the number of shares of TF common stock that Roebling shareholders electing to receive TF common stock would receive in the merger for each share of Roebling common stock.

	TF Common Stock		Roebling Common Stock		Roebling Equivalent Per Share Value
At December 27, 2012		$23.85		$4.77		$8.68
At __________, 2013	$		$		$

The market price of TF common stock and Roebling common stock will fluctuate prior to the merger.  You should obtain current stock price quotations for the shares.

RISK FACTORS

In addition to the other information contained in this proxy statement/prospectus, including the matters addressed under the caption “Cautionary Statement Regarding Forward-Looking Statements,” Roebling shareholders should carefully consider the following risk factors in deciding whether to vote for approval of the merger agreement. You should also consider the other information in this proxy statement/prospectus. See “Where You Can Find More Information” in the forepart of this proxy statement/prospectus.

Risks Related to the Merger

Roebling Shareholders May Not Receive the Form of Merger Consideration They Elect.

The merger agreement contains provisions relating to election and allocation of the merger consideration under certain circumstances.  The allocation procedures are intended to provide that the aggregate amount of cash paid by TF in the merger will not exceed $7,252,066, including any cash paid in connection with the shares held by the ESOP which are not allocated to participant accounts.  The merger agreement provides that all unallocated shares held by the ESOP will first be converted into cash with the remainder available for cash elections by shareholders.  Based on the estimated number of unallocated shares to be held by the ESOP as of the effective time, approximately $7,140,584 will be available for cash elections by Roebling shareholders.  This equates to approximately 830,300 shares.

TF common stock may be issued to Roebling shareholders who make cash elections if the cash consideration pool is oversubscribed, so that aggregate cash consideration payable to Roebling shareholders in the merger does not exceed $7,252,066. Similarly, cash may be paid to Roebling shareholders who make stock elections if the cash consideration pool is undersubscribed so that the aggregate cash paid in the merger will equal $7,252,066.

Since the cash consideration will be paid for approximately 50% of the Roebling shares outstanding at the effective time of the merger, it is possible that the cash consideration pool will be oversubscribed and Roebling shareholders who elect to receive the cash consideration will receive a mix of cash and stock consideration in the merger. It is also possible that the cash consideration pool could be undersubscribed and that Roebling shareholders who elect to receive the stock consideration will receive a mix of cash and stock in exchange for their shares.  The allocation of the mix of consideration payable to Roebling shareholders in the merger will not be known until TF tallies the results of the cash/stock elections made by Roebling shareholders. Roebling shareholders may not receive the amounts of cash or stock they elected.  Accordingly, if there is an oversubscription of cash or an oversubscription of stock, then, a portion of the merger consideration to be received by oversubscribing Roebling shareholders will not be in the form that they elect, which could result in, among other things, tax consequences that differ from those that would have resulted had such shareholders received the form of consideration they elected.

In the event that all shareholders were to elect cash, each shareholder would receive approximately half of the merger consideration in cash and half in shares of TF common stock.

Because the Market Price of TF Common Stock May Fluctuate, Roebling Shareholders Cannot be Sure of the Value of the Stock Consideration They May Receive.

Roebling shareholders may elect to receive cash, stock or mixed consideration in the merger. The exchange ratio of 0.364 of a share of TF common stock per share of Roebling common stock at which TF is issuing its shares as part of the merger consideration is fixed (subject to customary anti-dilution adjustments and potential adjustment in certain circumstances involving a decline in TF’s stock price that exceeds a specified index).

Consequently, changes in the price of TF common stock prior to completion of the merger will affect the value of any shares of TF common stock Roebling shareholders may receive upon completion of the merger. The value of the TF stock consideration will vary from the date of the announcement of the merger agreement, the date that this proxy statement/prospectus was mailed, the date of the special meeting and the date the merger is completed and thereafter. At the time that the merger is completed, the value of the stock consideration could be more or less than the value of the cash consideration. Accordingly, at the time of the special meeting, you will not know or be able to determine the value of the TF common stock you may receive upon completion of the merger. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in the respective businesses, operations and prospects, and regulatory considerations of TF and Roebling. Many of these factors are beyond TF’s and Roebling’s control.

Roebling Shareholders Who Make Elections May Be Unable to Sell Their Shares in the Market Pending the Merger.

Roebling shareholders may elect to receive cash, stock or mixed consideration in the merger by completing an election form that will be sent under separate cover.  Elections will require that shareholders making the election turn in their Roebling stock certificates. This means that during the time between when the election is made and the date the merger is completed, Roebling shareholders will be unable to sell their Roebling common stock. If the merger is unexpectedly delayed, this period could extend for a significant period of time. Roebling shareholders can shorten the period during which they cannot sell their shares by delivering their election shortly before the election deadline. However, elections received after the election deadline will not be accepted or honored.

Roebling Shareholders Will Have a Reduced Ownership and Voting Interest After the Merger and Will Exercise Less Influence Over Management.

Roebling shareholders currently have the right to vote in the election of the board of directors of Roebling and on other matters affecting Roebling. Upon the completion of the merger, each Roebling shareholder who receives shares of TF common stock will become a shareholder of TF with a percentage ownership of TF that is smaller than the shareholder’s percentage ownership of Roebling. It is currently expected that the former shareholders of Roebling as a group will receive shares in the merger constituting approximately 9.76% of the outstanding shares of TF common stock immediately after the merger.  Because of this, Roebling shareholders may have less influence on the management and policies of TF than they now have on the management and policies of Roebling.

TF May Fail to Realize the Anticipated Benefits of the Merger.

The success of the merger will depend on, among other things, TF’s ability to realize anticipated cost savings and to combine the businesses of 3rd Fed Bank and Roebling Bank in a manner that permits growth opportunities and does not materially disrupt the existing customer relationships of Roebling Bank nor result in decreased revenues due to any loss of customers. If TF is not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected.

TF and Roebling have operated and, until the completion of the merger, will continue to operate, independently. Certain employees of Roebling may not be employed after the merger. In addition, employees of Roebling that TF wishes to retain may elect to terminate their employment as a result of the merger, which could delay or disrupt the integration process. It is possible that the integration process could result in the disruption of TF’s or Roebling’s ongoing businesses or cause inconsistencies in standards, controls, procedures and policies that adversely affect the ability of TF or Roebling to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger.

Regulatory Approvals May Not Be Received, May Take Longer than Expected to Receive or May Impose Conditions that Are Not Presently Anticipated or Cannot Be Met.

Before the transactions contemplated in the merger agreement, including the merger, may be completed, various approvals must be obtained from bank regulatory and other governmental authorities. These regulatory approvals may not be received, may take longer than expected to be received or may impose conditions on the completion of the merger or require changes to the terms of the merger agreement. Although the parties do not currently expect that any such conditions or changes would be imposed, such conditions or changes may be imposed, and such conditions or changes could have the effect of delaying completion of the transactions contemplated in the merger agreement or imposing additional costs on or limiting TF’s revenues, any of which might have a material adverse effect on TF following the merger.

The Merger Agreement May Be Terminated in Accordance with Its Terms and the Merger May Not Be Completed.

The merger agreement is subject to a number of conditions which must be fulfilled in order to complete the merger. Those conditions include: approval of the merger agreement by Roebling shareholders, regulatory approvals, absence of orders prohibiting the completion of the merger, effectiveness of the registration statement of which this proxy statement/prospectus is a part, approval of the shares of TF common stock to be issued to Roebling shareholders for listing on the NASDAQ Global Market, the continued accuracy of the representations and warranties by both parties and the performance by both parties of their covenants and agreements, the receipt by both parties of legal opinions from their respective tax counsels, Roebling’s non-performing assets and net charge-offs not exceeding certain levels and its adjusted shareholders’ equity meeting a specific minimum threshold just prior to the closing of the merger.

In addition, certain circumstances exist whereby Roebling may choose to terminate the merger agreement, including if TF’s share price declines to below $20.29 (subject to customary anti-dilution adjustments) as of the first date when all regulatory approvals for the merger have been received, combined with such decline being at least 15% greater than a corresponding decline in the value of the NASDAQ Bank Index, and no adjustment pursuant to a specified formula is made to the exchange ratio by TF.   See “Proposal No. 1 - Proposal to Approve the Merger Agreement -- Terminating the Merger Agreement” beginning on page ___ for a more complete discussion of the circumstances under which the merger agreement could be terminated. Therefore, the conditions to closing of the merger may not be fulfilled and the merger may not be completed.

Termination of the Merger Agreement Could Negatively Impact Roebling.

If the merger agreement is terminated, there may be various consequences, including:

•
Roebling’s business may have been adversely impacted by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger; and

•	the market price of Roebling common stock might decline to the extent that the current market price reflects a market assumption that the merger will be completed.

If the merger agreement is terminated and Roebling’s board of directors seeks another merger or business combination, Roebling shareholders cannot be certain that Roebling will be able to find a party willing to offer consideration equivalent to the consideration TF has agreed to provide in the merger.

If the merger agreement is terminated under certain circumstances, Roebling may be required to pay a termination fee of $650,000 to TF.  See “Proposal No. 1 - Proposal to Approve the Merger Agreement -- Termination Fee” beginning on page __.

Roebling Will Be Subject to Business Uncertainties and Contractual Restrictions While the Merger is Pending.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on Roebling and consequently on TF. These uncertainties may impair Roebling’s ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with Roebling to seek to change existing business relationships with Roebling. Retention of certain employees may be challenging during the pendency of the merger, as certain employees may experience uncertainty about their future roles. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the business, TF’s business following the merger could be negatively impacted. In addition, the merger agreement restricts Roebling from taking certain actions until the merger occurs without the consent of TF. These restrictions may prevent Roebling from pursuing attractive business opportunities that may arise prior to the completion of the merger. See “Proposal No. 1 - Proposal to Approve the Merger Agreement -- Conduct of Business Before the Merger” beginning on page ___ for a description of the restrictive covenants to which Roebling is subject.

The Merger Agreement Limits Roebling’s Ability to Pursue Alternatives to the Merger.

The merger agreement contains “no-shop” provisions that, subject to limited exceptions, limit Roebling’s ability to initiate, solicit, encourage or knowingly facilitate any inquiries or competing third-party proposals, or engage in any negotiations, or provide any confidential information, or have any discussions with any person relating to a proposal to acquire all or a significant part of Roebling. In addition, Roebling has agreed to pay TF a termination fee in the amount of $650,000 in the event that TF or Roebling terminates the merger agreement for certain reasons. These provisions might discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of Roebling from considering or proposing that acquisition even if it were prepared to pay consideration with a higher per share market price than that proposed in the merger, or might result in a potential competing acquirer proposing to pay a lower per share price to acquire Roebling than it might otherwise have proposed to pay.  Until the merger agreement is approved by Roebling shareholders, Roebling can consider and participate in discussions and negotiations with respect to an alternative unsolicited bona fide acquisition proposal (subject to its obligation to pay a termination fee under certain circumstances) so long as the Roebling board of directors determines in good faith (after consultation with legal counsel and its financial advisor) that it is legally necessary to do so to comply with its fiduciary duties to Roebling shareholders under New Jersey law and that such alternative acquisition proposal constitutes a superior proposal.  Roebling has agreed to give TF prior notice before engaging in any such discussions and to keep TF apprised of developments, discussions and negotiations relating to any such acquisition proposal.

Roebling Directors and Officers May Have Interests in the Merger Different from the Interests of Roebling Shareholders.

The interests of some of the directors and executive officers of Roebling may be different from those of Roebling shareholders, and directors and officers of Roebling may be participants in arrangements that are different from, or are in addition to, those of Roebling shareholders. These interests are described in more detail in the section of this proxy statement/prospectus entitled “Proposal No. 1 - Proposal to Approve the Merger Agreement -- Interests of Certain Persons in the Merger” beginning on page ___.

The Shares of TF Common Stock to Be Received by Roebling Shareholders as a Result of the Merger Will Have Rights Different from the Shares of Roebling Common Stock.

Upon completion of the merger, the rights of former Roebling shareholders who become TF shareholders will be governed by the articles of incorporation and bylaws of TF and Pennsylvania corporate law. The rights associated with Roebling common stock are governed by its certificate of incorporation and bylaws and New Jersey law and are different from the rights associated with TF common stock.  Specifically, Roebling’s corporate documents permit its shareholders to approve matters without a meeting if all shareholders consent to the action.  TF’s articles of incorporation prohibit corporate action without a meeting.  In addition, New Jersey law prohibits New Jersey corporations from engaging in a business combination with an “interested shareholder” (which is defined as a shareholder owning 10% or more of the outstanding shares) for a period of five years after the interested shareholder achieves that status and imposes certain additional requirements with transactions after that date.  There is no similar five year prohibition under Pennsylvania law.  See “Comparison of Shareholder Rights” beginning on page ___ for a discussion of the different rights associated with TF common stock.

The Unaudited Pro Forma Combined Condensed Consolidated Financial Information Included in this Proxy Statement/Prospectus Is Preliminary and the Actual Financial Condition and Results of Operations After the Merger May Differ Materially.

The unaudited pro forma combined condensed consolidated financial information in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what TF’s actual financial condition or results of operations would have been had the merger been completed on the dates indicated. The pro forma combined condensed consolidated financial information reflects adjustments, which are based upon preliminary estimates, to record the Roebling identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized, if any. The purchase price allocation reflected in this proxy statement/prospectus is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Roebling as of the date of the completion of the merger.  Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this proxy statement/prospectus.  For more information, see “Pro Forma Data” beginning on page ___.

The fairness opinion obtained by Roebling from its financial advisor will not reflect changes in circumstances subsequent to the date of the fairness opinion.

FinPro, Roebling’s financial advisor in connection with the merger, has delivered to the board of directors of Roebling its opinion dated as of December 17, 2012.  The opinion of Roebling stated that as of such date, and based upon and subject to the factors and assumptions set forth therein, the merger consideration to be paid to the holders of the outstanding shares of Roebling common stock pursuant to the merger agreement was fair from a financial point of view to such holders. The opinion does not reflect changes that may occur or may have occurred after the date of the opinion, including changes to the operations and prospects of TF or Roebling, changes in general market and economic conditions or regulatory or other factors. Any such changes, or changes in other factors on which the opinion is based, may materially alter or affect the relative values of TF and Roebling.

Risks Related to TF’s Business

Difficult economic and market conditions have adversely affected the banking industry.

TF continues to operate in a challenging and uncertain economic environment, including generally uncertain world, national and local conditions. Beginning in 2008, dramatic declines in the housing market, with decreasing home prices and increasing delinquencies and foreclosures, negatively impacted the credit performance of mortgage and construction loans and resulted in significant write-downs of assets by many financial institutions across the United States, including TF.  General downward economic trends, reduced availability of commercial credit and increasing unemployment have negatively impacted the credit performance of commercial and consumer credit, resulting in additional write-downs.  During this period, TF experienced a significant increase in nonperforming assets from $5.3 million at December 31, 2008 to $26.5 million at December 31, 2010.  While economic conditions have been improving and TF’s level of nonperforming assets has declined to $15.6 million at December 31, 2012, total nonperforming assets remain at elevated levels compared to historical levels.  A return to recessionary conditions could cause TF to face the following risks:

•	Increased regulation of its industry; compliance with such regulation could increase its costs and limit its ability to pursue business opportunities;

•
Customer demand for loans secured by real estate could be further reduced due to weaker economic conditions, an increase in unemployment, a decrease in real estate values or an increase in interest rates, all of which factors could lower its profitability;

•
The process used to estimate losses inherent in TF’s loan portfolio requires difficult, subjective and complex judgments, including forecasts of economic conditions and how these economic conditions might impair the ability of borrowers to repay their loans. The level of uncertainty concerning economic conditions could adversely affect the accuracy of its estimates which could, in turn, impact the reliability of the process.

•	The value of the portfolio of investment securities that TF holds could be adversely affected.

TF operates in a competitive market which could constrain its future growth and profitability.

TF operates in a competitive environment, competing for deposits and loans with commercial banks, savings associations and other financial entities. Competition for deposits comes primarily from other commercial banks, savings associations, credit unions, money market and mutual funds and other investment alternatives. Competition for loans comes primarily from other commercial banks, savings associations, mortgage banking firms, credit unions and other financial intermediaries. Many of the financial intermediaries operating in TF’s market area offer certain services, such as international banking services, which it does not offer. Moreover, banks with a larger capitalization and financial intermediaries not subject to bank regulatory restrictions have larger lending limits and are thereby able to serve the needs of larger customers.

TF’s success will depend upon its ability to effectively manage future growth.

TF believes that it has in place the management and systems, including data processing systems, internal controls and a strong credit culture, to support continued growth.  However, TF’s continued growth and profitability depend on the ability of its officers and key employees to manage such growth effectively, to attract and retain skilled employees and to maintain adequate internal controls and a strong credit culture. Accordingly, there can be no assurance that TF will be successful in managing its expansion, and the failure to do so would adversely affect its financial condition and results of operations.

If TF experiences loan losses in excess of its allowance, its earnings will be adversely affected.

The risk of credit losses on loans varies with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the value and marketability of the collateral for the loan. Management of TF maintains an allowance for loan losses based upon, among other things, historical experience, an evaluation of economic conditions and regular reviews of delinquencies and loan portfolio quality. Based upon such factors, TF makes various assumptions and judgments about the ultimate collectibility of the loan portfolio and provides an allowance for loan losses based upon a percentage of the outstanding balances and for specific loans when their ultimate collectibility is considered questionable. If TF’s management’s assumptions and judgments prove to be incorrect and the allowance for loan losses is inadequate to absorb future losses, or if bank regulatory authorities require it to increase the allowance for loan losses as a part of their examination process, TF’s earnings and capital could be significantly and adversely affected.

As of December 31, 2012, TF’s allowance for loan losses was $6.9 million which represented 1.30% of outstanding loans.  At such date, TF had nonperforming loans, including impaired loans, totaling $8.4 million. TF actively manages its nonperforming loans in an effort to minimize credit losses. Although management of TF believes that its allowance for loan losses is adequate, there can be no assurance that the allowance will prove sufficient to cover future loan losses. Further, although management of TF uses the best information available to make determinations with respect to the allowance for loan losses, future adjustments may be necessary if economic conditions differ substantially from the assumptions used or adverse developments arise with respect to its non-performing or performing loans. Material additions to its allowance for loan losses would result in a decrease in its net income and capital, and could have a material adverse effect on its financial condition and results of operations and the value of its common stock.

TF may be required to pay significantly higher FDIC premiums, special assessments, or taxes that could adversely affect its earnings.

Market developments significantly depleted the insurance fund of the FDIC and reduced the ratio of reserves to insured deposits. As a result, TF may be required to pay significantly higher premiums or additional special assessments or taxes that could adversely affect earnings. TF is generally unable to control the amount of premiums that are required to be paid for FDIC insurance.  If there are additional bank or financial institution failures, TF may be required to pay even higher FDIC premiums than the levels currently imposed.  Any future increases or required prepayments in FDIC insurance premiums may materially adversely affect its results of operations.

Concentration of loans in our primary market area may increase risk.

TF’s success depends primarily on the general economic conditions in the Commonwealth of Pennsylvania and State of New Jersey, where a large portion of its loans are originated.  Accordingly, the local economic conditions in these markets have a significant impact on the ability of borrowers to repay loans as well as TF’s ability to originate new loans. A decline in real estate valuations in these markets would lower the value of the collateral securing those loans.  In the event loans become impaired, this could require write downs in the value of the loans. In addition, weakening in general economic conditions such as inflation, recession, unemployment or other factors beyond TF’s control could negatively affect demand for loans, the performance of our borrowers and our financial results and result in increased loan delinquencies.  As Roebling’s loans are also primarily secured by property located in New Jersey, TF will continue to have a loan concentration risk after the merger is completed.

TF’s loan portfolio includes loans with a higher risk of loss.

While the majority of TF’s loan portfolio consists of residential mortgage loans, it also originates other types of loans including commercial loans. Commercial loans may expose a lender to greater credit risk than loans secured by residential real estate because the collateral securing these loans may not be sold as easily as residential real estate. In addition, commercial loans may also involve relatively large loan balances to individual borrowers or groups of borrowers. These loans also have greater credit risk than residential real estate because repayment is generally dependent upon the successful operation of the borrower’s business.

The current downturn in the real estate market, unemployment and local economy could adversely affect the value of the properties securing the loans or revenues from the borrower’s business thereby increasing the risk of non-performing loans. The national and local real estate markets generally remain stagnant, with a continued slowdown in the general housing market that is evidenced by reports of reduced levels of new and existing home sales, increasing inventories of houses on the market, stagnant to declining property values and an increase in the length of time houses remain on the market. No assurances can be given that these conditions will improve or will not worsen.

TF is subject to extensive regulation which could have an adverse effect on its operations.

The banking industry is extensively regulated and supervised under both federal and state laws and regulations that are intended primarily to protect depositors, the public, the FDIC’s Deposit Insurance Fund, and the banking system as a whole, rather than shareholders. The Federal Reserve is the primary federal regulator for TF while the FDIC is the primary federal regulator for 3rd Fed Bank. The banking laws, regulations and policies applicable to TF and 3rd Fed Bank govern matters ranging from the regulation of certain debt obligations, changes in the control of TF and the maintenance of adequate capital to the general business operations conducted by TF, including permissible types, amounts and terms of loans and investments, the amount of reserves held against deposits, restrictions on dividends, establishment of new offices and the maximum interest rate that may be charged by law.

TF is subject to changes in federal and state banking statutes, regulations and governmental policies, and the interpretation or implementation of them. Regulations affecting banks and other financial institutions in particular are undergoing continuous review and frequently change and the ultimate effect of such changes cannot be predicted. Since TF recently changed regulators, this risk is particularly heightened.  Regulations and laws may be modified at any time, and new legislation may be enacted that will affect TF. Any changes in any federal and state law, as well as regulations and governmental policies could affect TF in substantial and unpredictable ways, including ways that may adversely affect TF’s business, results of operations, financial condition or prospects. In addition, federal and state banking regulators have broad authority to supervise its banking business, including the authority to prohibit activities that represent unsafe or unsound banking practices or constitute violations of statute, rule, regulation or administrative order. Failure to appropriately comply with any such laws, regulations or regulatory policies could result in sanctions by regulatory agencies, civil money penalties or damage to TF’s reputation, all of which could adversely affect its business, results of operations, financial condition or prospects.

Recent legislative and regulatory actions may have a significant adverse effect on TF’s operations. Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) has and will continue to result in sweeping changes in the regulation of financial institutions. As a result of this legislation, TF faces the following changes, among others:

•
A new independent Consumer Financial Protection Bureau has been established within the Federal Reserve, empowered to exercise broad regulatory, supervisory and enforcement authority with respect to both new and existing consumer financial protection laws. Smaller financial institutions are subject to the supervision and enforcement of their primary federal banking regulator with respect to the federal consumer financial protection laws.

•	Repeal of the federal prohibitions on the payment of interest on demand deposits, thereby generally permitting depository institutions to pay interest on all deposit accounts.

•	Deposit insurance had been permanently increased to $250,000.

•	Deposit insurance assessment base calculation will equal a depository institution’s total assets minus the sum of its average tangible equity during the assessment period.

•
The minimum reserve ratio of the deposit insurance fund increased to 1.35% of estimated annual insured deposits or assessment base; however, the FDIC is directed to “offset the effect” of the increased reserve ratio for insured depository institutions with total consolidated assets of less than $10 billion.

•	Authority over savings and loan holding companies has been transferred to the Federal Reserve.

•
Leverage capital requirements and risk-based capital requirements applicable to depository institutions and bank holding companies have been extended to thrift holding companies following a five year grace period.

•
The Federal Deposit Insurance Act (“FDIA”) was amended to direct federal regulators to require depository institution holding companies to serve as a source of strength for their depository institution subsidiaries.

•
The Federal Reserve can require a grandfathered unitary thrift holding company that conducts commercial or manufacturing activities or other nonfinancial activities in addition to financial activities to conduct all or part of its financial activities in an intermediate savings and loan holding company.

•
Public companies will be required to provide their shareholders with a nonbinding vote (i) at least once every three years on the compensation paid to executive officers, and (ii) at least once every six years on whether they should have a “say on pay” vote every one, two or three years.

•	Additional provisions, including some not specifically aimed at thrifts and thrift holding companies, will nonetheless have an impact on us.

Some of these provisions may have the consequence of increasing TF’s expenses, decreasing its revenues and changing the activities in which TF chooses to engage. Many of these and other provisions of the Dodd-Frank Act remain subject to regulatory rulemaking and implementation, the effects of which are not yet known. TF may be forced to invest significant management attention and resources to make any necessary changes related to the Dodd-Frank Act and any regulations promulgated thereunder, which may adversely affect its business, results of operations, financial condition or prospects. TF cannot predict the specific impact and long-term effects the Dodd-Frank Act and the regulations promulgated thereunder will have on its financial performance, the markets in which it operates and the financial industry generally.

In addition to changes resulting from the Dodd-Frank Act, recent proposals published by the Basel Committee on Banking Supervision (the “Basel Committee”), if adopted, could lead to significantly higher capital requirements, higher capital charges and more restrictive leverage and liquidity ratios. In July and December 2009, the Basel Committee published proposals relating to enhanced capital requirements for market risk and new capital and liquidity risk requirements for banks. On September 12, 2010, the Basel Committee announced an agreement on additional capital reforms that increases required Tier 1 capital and minimum Tier 1 common equity capital and requires banks to maintain an additional capital conservation buffer during times of economic prosperity. While the ultimate implementation of these proposals in the United States is subject to the discretion of U.S. bank regulators, these proposals, if adopted, could restrict TF’s ability to grow during favorable market conditions or require TF to raise additional capital, including through sales of common stock or other securities that may be dilutive to TF’s shareholders. As a result, TF’s business, results of operations, financial condition or prospects could be adversely affected.

The fiscal, monetary and regulatory policies of the Federal Government and its agencies could have a material adverse effect on our results of operations.

The Federal Reserve regulates the supply of money and credit in the United States. Its policies determine in large part the cost of funds for lending and investing and the return earned on those loans and investments, both of which affect the net interest margin. Its policies also can adversely affect borrowers, potentially increasing the risk that they may fail to repay their loans. Changes in Federal Reserve policies and TF’s regulatory environment generally are beyond its control, and TF is unable to predict what changes may occur or the manner in which any future changes may affect our business, financial condition and results of operation.

TF is subject to liquidity risk.

Liquidity is essential to TF’s business, as it uses cash to fund loans and investments and other interest-earning assets and deposit withdrawals that occur in the ordinary course of its business. TF’s principal sources of liquidity include customer deposits, Federal Home Loan Bank borrowings, sales of loans held for sale, repayments to 3rd Fed Bank of loans it makes to borrowers and paydowns and sales of investment securities. If TF’s ability to obtain funds from these sources becomes limited or the costs to TF of those funds increases, whether due to factors that affect TF specifically, including financial performance or the imposition of regulatory restrictions, or due to factors that affect the capital markets or other events, including weakening economic conditions or negative views and expectations about the prospects for the financial services industry as a whole, then, TF’s ability to meet its obligations or grow our banking business would be adversely affected and its financial condition and results of operations could be harmed.

The repeal of federal prohibitions on payment of interest on demand deposits could increase our interest expense.

Federal prohibitions on the ability of financial institutions to pay interest on demand deposit accounts were repealed as part of the Dodd-Frank Act.  If market conditions warrant TF to begin offering interest on demand deposits to attract new customers or maintain current customers, its interest expense will increase and its net interest margin will decrease, which could have a material adverse effect on its business, financial condition and results of operation.

Changes in interest rates and other factors beyond TF’s control could have an adverse impact on its earnings.

TF’s operating income and net income depend to a greater extent on its net interest margin, which is the difference between the interest yields it receives on loans, securities and other interest-earning assets and the interest rates TF pays on interest-bearing deposits and other liabilities.  The net interest margin is affected by changes in market interest rates, because different types of assets and liabilities may react differently, and at different times, to market interest rate changes.  When interest-bearing liabilities mature or reprice more quickly than interest-earning assets in a period, an increase in market rates of interest could reduce net interest income.  Similarly, when interest-earning assets mature or reprice more quickly than interest-bearing liabilities, falling interest rates could reduce net interest income.  These rates are highly sensitive to many factors beyond TF’s control, including competition, general economic conditions and monetary and fiscal policies of various governmental regulatory agencies, including the Federal Reserve.

TF attempts to manage its risk from changes in market interest rates by adjusting the rates, maturity, repricing, and balances of the different types of interest-earning assets and interest-bearing liabilities, but interest rate risk management techniques are not exact.  As a result, a rapid increase or decrease in interest rates could have an adverse effect on TF’s net interest margin and results of operations.  The results of TF’s interest rate sensitivity simulation models depend upon a number of assumptions which may prove to be not accurate.  There can be no assurance that TF will be able to successfully manage its interest rate risk.

Increases in market rates and adverse changes in the local residential real estate market, the general economy or consumer confidence would likely have a significant adverse impact on TF’s non-interest income, as a result of reduced demand for residential mortgage loans that TF makes for sale on the secondary market.

The soundness of other financial institutions could adversely affect TF.

TF’s ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions.  Defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions.  There is no assurance that any such events would not materially and adversely affect TF’s results of operations.

TF may elect or need to seek additional capital in the future, but that capital may not be available when needed.

TF is required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations.   In the future, TF may elect to or need to raise additional capital. TF’s ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside its control, and on its financial performance. Accordingly, TF cannot assure you of its ability to raise additional capital if needed on acceptable terms, or at all. If TF cannot raise additional capital when needed, TF’s ability to expand its operations through internal growth could be materially impaired.

Litigation or legal proceedings could expose TF to significant liabilities and damage its reputation.

From time to time, TF may become party to various litigation claims and legal proceedings. Management evaluates these claims and proceedings to assess the likelihood of unfavorable outcomes and estimates, if possible, the amount of potential losses. TF may establish a reserve, as appropriate, based upon assessments and estimates in accordance with accounting policies. TF bases its assessments, estimates and disclosures on the information available to TF at the time and relies on the judgment of management with respect to those assessments, estimates and disclosures. Actual outcomes or losses may differ materially from assessments and estimates, which could adversely affect our reputation, financial condition and results of operations.

System failure or cybersecurity breaches of TF’s network security could subject us to increased operating costs as well as litigation and other potential losses.

The computer systems and network infrastructure TF uses could be vulnerable to unforeseen hardware and cybersecurity issues. TF’s operations are dependent upon its ability to protect its computer equipment against damage from fire, power loss, telecommunications failure or a similar catastrophic event. Any damage or failure that causes an interruption in its operations could have an adverse effect on TF’s financial condition and results of operations. In addition, TF’s operations are dependent upon the ability to protect the computer systems and network infrastructure utilized by TF, including its Internet banking activities, against damage from physical break-ins, cybersecurity breaches and other disruptive problems caused by the Internet or other users. Such computer break-ins and other disruptions would jeopardize the security of information stored in and transmitted through its computer systems and network infrastructure, which may result in significant liability to TF, damage TF’s reputation and inhibit current and potential customers from our Internet banking services. Each year, TF adds additional security measures to its computer systems and network infrastructure to mitigate the possibility of cybersecurity breaches including firewalls and penetration testing. TF continues to investigate cost effective measures as well as insurance protection.

The loss of senior executive officers and certain other key personnel could hurt TF’s business.

TF’s success depends, to a great extent, upon the services of its key personnel, including Kent C. Lufkin, President and Chief Executive Officer of TF.  The unexpected loss of Mr. Lufkin and other key personnel could have a material adverse effect on TF’s operations.  From time to time, TF also needs to recruit personnel to fill vacant positions for experienced lending officers and branch managers.  Competition for qualified personnel in the banking industry is intense, and there can be no assurance that TF will continue to be successful in attracting, recruiting and retaining the necessary skilled managerial, marketing and technical personnel for the successful operation of TF’s existing lending, operations, accounting and administrative functions or to support the expansion of the functions necessary for TF’s future growth.  TF’s inability to hire or retain key personnel could have a material adverse effect on its results of operations.

Risks Related to TF’s Common Stock

There is a limited trading market for the TF common stock, which may adversely impact your ability to sell your shares and the price you receive for your shares.

Although the TF common stock is quoted on the NASDAQ Global Market, there has been limited trading activity in the stock and an active trading market is not expected to develop. This means that there may be limited liquidity for the shares of TF common stock you may receive in the merger, which may make it difficult to buy or sell the TF common stock, may negatively affect the price at which it sells and may cause volatility in the price of the TF common stock.

There are restrictions on TF’s ability to pay cash dividends.

Although TF has historically paid cash dividends, there can be no assurance that TF will continue to pay cash dividends.  Future payment of cash dividends, if any, will be at the discretion of the Board of Directors and will be dependent upon TF’s financial condition, results of operations, capital requirements and such other factors as the Board may deem relevant and will be subject to applicable federal and state laws that impose restrictions on its ability to pay dividends.   In light of the fact that the primary source of liquidity with which to pay dividends is dividend payments from 3rd Fed Bank, the board considers a number of factors specifically applicable to 3rd Fed Bank, such as its expected level of earnings and capital, and the possibility of regulatory restrictions. Among other limitations, 3rd Fed Bank may not declare or pay a cash dividend on any of its stock if the effect thereof would cause 3rd Fed Bank’s regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with 3rd Fed Bank’s conversion from mutual to stock form, or (2) the regulatory capital requirements imposed by the Federal Reserve Board.

TF common stock is not insured and you could lose the value of your entire investment.

An investment in shares of TF common stock is not a deposit and is not insured against loss by the government.

TF’s management and significant shareholders control a substantial percentage of its stock and therefore have the ability to exercise substantial control over its affairs.

As of December 31, 2012, TF’s directors and executive officers beneficially owned approximately 671,384 shares, or approximately 23.18% of its common stock, including options to purchase 59,475 shares, in the aggregate, of the TF common stock at exercise prices ranging from $19.67 to $32.51 per share.  Following the merger, the percentage beneficial ownership, including options, of TF’s directors and executive officers is expected to be approximately 20.94%.  Because of the large percentage of stock held by its directors and executive officers and other significant shareholders, these persons could influence the outcome of any matter submitted to a vote of its shareholders.

TF may issue additional shares of common or preferred stock, which may dilute the ownership and voting power of shareholders and the book value of its common stock.

TF is currently authorized to issue up to 10,000,000 shares of common stock of which 2,838,493 shares are currently outstanding and an additional 306,948 shares are estimated to be issued in the merger (assuming no Roebling options are exercised prior to closing), and up to 2,000,000 shares of preferred stock of which no shares are outstanding. The board of directors has authority, without action or vote of the shareholders, to issue all or part of the authorized but unissued shares and to establish the terms of any series of preferred stock.  These authorized but unissued shares could be issued on terms or in circumstances that could dilute the interests of other shareholders. In addition, a total of 275,000 shares of common stock have been reserved for issuance under the TF Financial Corporation 2012 Stock Option Plan, of which no shares were issued as of December 31, 2012.   As of December 31, 2012, options to purchase a total of 80,652 shares were exercisable and had exercise prices ranging from $19.67 to $32.51.   Any such issuance will dilute the percentage ownership interest of shareholders and may further dilute the book value of our common stock.

Provisions of TF’s Articles of Incorporation and the Pennsylvania Business Corporation Law could deter takeovers which are opposed by the Board of Directors.

TF’s articles of incorporation and bylaws include various provisions that may have the effect of deterring a takeover of TF unless first approved by the Board of Directors.  These provisions include a classified board of directors in which only one-third of the board stands for election each year, the prohibition on cumulative voting in the election of directors and other provisions limiting the ability of shareholders to nominate directors, propose new business or call meetings of shareholders.  In addition, the articles of incorporation include a provision requiring the affirmative vote of 80% of the outstanding shares of voting stock for the approval of any business combination with an interested shareholder (defined as a shareholder owning 10% or more of the outstanding voting shares), unless (i) such business combination is approved by two-thirds of those members of the board of directors who were directors prior to the time when the interested stockholder became an interested stockholder or (ii) certain other requirements are met.  In addition, TF’s articles of incorporation require a business combination with an interested stockholder to satisfy certain fair price provisions, unless (i) such business combination is approved by two-thirds of those members of the board of directors who were directors prior to the time when the interested stockholder became an interested stockholder or (ii) certain other requirements are met.  As a Pennsylvania corporation with a class of securities registered with the Securities and Exchange Commission, TF is also governed by certain provisions of the Pennsylvania Business Corporation Law that, inter alia, permit the disparate treatment of certain shareholders; prohibit calls of special meetings of shareholders; require unanimous written consent for shareholder action in lieu of a meeting; and require shareholder approval for certain transactions in which a shareholder has an interest.

CAUTIONARY STATEMENT REGARDING
FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 contains safe harbor provisions regarding forward-looking statements. These forward-looking statements include, but are not limited to, (i) the financial condition, results of operations and business of TF and Roebling; (ii) statements about the benefits of the merger, including future financial and operating results, cost savings, enhancements to revenue and accretion to reported earnings that may be realized from the merger; (iii) statements about our respective plans, objectives, expectations and intentions and other statements that are not historical facts; and (iv) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. When used in this discussion, the words “believes,” “anticipates,” “contemplates,” “expects,” and similar expressions are intended to identify forward-looking statements.  These forward-looking statements are based on current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

In addition, the factors discussed under the heading “Risk Factors,” could cause actual results to differ materially from the anticipated results or other expectations expressed in or implied by the forward-looking statements.

Neither TF nor Roebling undertakes any obligation to publicly release the results of any revisions to those forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

MARKET VALUE OF SECURITIES

TF Financial Corporation

Since its initial issuance in July 1994, TF’s common stock has traded on the NASDAQ Global Market.  The daily stock quotation for TF is listed on the NASDAQ Global Market published in The Wall Street Journal, The Philadelphia Inquirer, and other leading newspapers under the trading symbol of “THRD.” As of January 1, 2013, there were approximately 1,031 shareholders based on transfer agent mailings.

The following table sets forth the price range and cash dividends declared per share for the TF common stock for the periods indicated:

	Quoted Market Price		Dividend paid
Quarter ended	High	Low	per share

2013
First Quarter	$25.87	$23.82	$0.05
Second Quarter (through __________, 2013)

2012
First Quarter	$25.96	$22.30	$0.05
Second Quarter	26.47	22.26	0.05
Third Quarter	24.90	22.50	0.05
Fourth Quarter	24.84	22.06	0.05

2011
First Quarter	$22.76	$20.37	$0.05
Second Quarter	22.09	20.92	0.05
Third Quarter	22.38	19.17	0.05
Fourth Quarter	23.00	18.54	0.05

Dividend Policy

TF has a formal dividend policy. Before each dividend declaration by the TF board of directors, the board makes the following determinations:

1.	The capital of TF is adequate for the current and projected business operations of TF.
2.	The liquidity of TF after the payment of the dividend is adequate to fund the operations of TF for a reasonable period of time into the future.
3.
In light of the fact that the primary source of liquidity with which to pay dividends is dividend payments from its subsidiary bank, the board considers a number of factors specifically applicable to 3rd Fed Bank, such as its expected level of earnings and capital, and the possibility of regulatory restrictions. Among other limitations, 3rd Fed Bank may not declare or pay a cash dividend on any of its stock if the effect thereof would cause 3rd Fed Bank’s regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with 3rd Fed Bank’s conversion from mutual to stock form, or (2) the regulatory capital requirements imposed by the Federal Reserve Board.

The amount of the quarterly dividend is reviewed by the TF’s board of directors, may be increased or reduced as deemed appropriate by the board, and may be suspended by the board at any time and recommenced or discontinued at the discretion of the board.  In addition to quarterly cash dividends, the board of directors may periodically consider the payment of special cash dividends or stock dividends.

Roebling Financial Corp, Inc.

Roebling’s common stock is traded on the over-the-counter market with quotations available on the OTC Bulletin Board under the symbol “RBLG.” The following table reflects high and low bid quotations for each quarter for the past two fiscal years.  The quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission, and may not represent actual transactions.  There were no dividends declared during any of the periods shown.

Quarter Ended	High		Low
June 30, 2013 (through ____________, 2013)	$		$
March 31, 2013		8.65		8.10
December 31, 2012		8.20		4.00
September 30, 2012		4.20		3.81
June 30, 2012		4.00		3.75
March 31, 2012		3.75		3.25
December 31, 2011		3.60		3.00
September 30, 2011		4.65		3.60
June 30, 2011		5.00		4.60
March 31, 2011		4.85		4.40
December 31, 2010		4.95		4.15

As of December 31, 2012 there were 1,686,527 shares of Roebling common stock outstanding and approximately 475 holders of record.  This number does not reflect the number of persons or entities who held stock in nominee or “street” name through various brokerage firms.  Roebling’s most recent dividend was paid in December, 2008.

Dividends

In order to conserve capital, the Roebling board of directors determined not to pay a dividend in the 2012 and 2011 fiscal years and Roebling does not anticipate paying a dividend in the 2013 fiscal year.  The payment of future dividends will be subject to the periodic review of the financial condition, results of operations and capital requirements of Roebling and Roebling Bank.  In addition, the payment of dividends may be limited pursuant to the terms of the regulatory agreements entered into between Roebling, Roebling Bank and their respective regulators.

COMPARATIVE PER SHARE DATA
(Unaudited)

The following table sets forth historical per share information for TF and Roebling and additional information as if the companies had been combined for the periods shown, which we refer to as “pro forma” information. The pro forma information is based upon the assumption that the total number of shares of Roebling common stock outstanding immediately prior to the completion of the merger will be 1,686,527 and utilizes the exchange ratio of 0.364.  It is further assumed that a total of $111,482 is to be paid for unallocated ESOP shares.  Based on these assumptions, 830,300 of the 1,686,527 shares of Roebling common stock would be exchanged for TF common stock, with the balance of the Roebling shares (843,264 shares) being exchanged for cash.

The Roebling pro forma equivalent per share amounts are calculated by multiplying the TF pro forma combined book value per share, cash dividends per share and basic and diluted net income per share by the exchange ratio of 0.364 so that the per share amounts equate to the respective values for one share of Roebling common stock. The unaudited pro forma TF per share equivalents are calculated by combining the TF historical share amounts with pro forma amounts from Roebling, assuming the exchange ratio of 0.364.

The pro forma and pro forma-equivalent per share information gives effect to the merger as if the transactions had been effective on December 31, 2012, in the case of the book value data, and as if the transactions had become effective on January 1, 2012, in the case of the earnings per share and dividends declared data. The unaudited pro forma data in the tables assume that the merger is accounted for using the acquisition method of accounting and represent a current estimate based on available information of the combined company’s results of operations. The pro forma financial adjustments record the assets and liabilities of Roebling at their estimated fair values and are subject to adjustment as additional information becomes available and as additional analyses are performed. See “Pro Forma Data” on page ___. The information in the following table is based on, and should be read together with, the financial information and consolidated financial statements of Roebling and TF incorporated by reference in this proxy statement/prospectus.

This information is presented for illustrative purposes only. You should not rely on the pro forma combined or pro forma equivalent amounts as they are not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed as of the dates indicated, nor are they necessarily indicative of the future operating results or financial position of the combined company. The pro forma information, although helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings, opportunities to earn additional revenue, the impact of restructuring and merger-related costs, or other factors that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results.

The following tables set forth the basic earnings, diluted earnings, cash dividends and book value per common share data for Roebling and TF on a historical basis, on a pro forma combined basis, and on a per equivalent Roebling share basis as of or for the twelve months ended December 31, 2012.

The pro forma data was derived by combining the historical consolidated financial information of TF and Roebling using the acquisition method of accounting for business combinations and assumes the transaction is completed as contemplated.

	TF Historical	Roebling Historical (1)	Pro Forma TF	Equivalent Pro Forma Roebling(2)
Earnings per share for the twelve months ended December 31, 2012:
Basic	$1.97	$0.08	$1.79	$0.65
Diluted	$1.97	$0.08	$1.79	$0.65
Cash dividends per share declared for the year ended December 31, 2012	$0.20	$--	$0.20	$0.07
Book value per common share as of December 31, 2012	$29.22	$9.97	$29.68	$10.80
Tangible book value per common share as of December 31, 2012	$27.36	$9.97	$27.60	$10.05
____________
(1)	Year ended September 30, 2012 for Roebling.
(2)	Equivalent pro forma Roebling is for Roebling shareholders that remain shareholders of pro forma TF.

THE SPECIAL MEETING OF SHAREHOLDERS

Roebling is mailing this proxy statement/prospectus to you as a Roebling shareholder on or about _____________, 2013. With this proxy statement/prospectus, Roebling is sending you a notice of the Roebling special meeting of shareholders and a form of proxy that is solicited by the Roebling board of directors.  The special meeting will be held on _________________, 2013 at ___:__ _.m., Eastern Time, at ____________________, ____________, ___________, New Jersey ________.

Matters to be Considered

The purpose of the special meeting of shareholders is to vote on the approval of the merger agreement, pursuant to which Roebling will be merged with and into TF.  You also are being asked to vote upon a (non-binding) proposal to approve the compensation that may be paid or become payable to Roebling’s named executive officers in connection with the merger.   You are also being asked to vote upon a proposal to adjourn or postpone the special meeting of shareholders.  Roebling could use any adjournment or postponement for the purpose, among others, of allowing additional time to solicit proxies.

Who Can Vote at the Meeting

You are entitled to vote the shares of Roebling common stock that you owned as of the close of business on _________________, 2013.  As of the close of business on __________, 2013, a total of 1,686,527 shares of Roebling common stock were outstanding.  Each share of common stock has one vote.

Ownership of Shares; Attending the Meeting

If your shares are registered directly in your name, you are the holder of record of these shares and we are sending these proxy materials directly to you.  As the holder of record, you have the right to give your proxy directly to us or to vote in person at the meeting.  If you hold your shares in street name, your broker, bank or other holder of record is sending these proxy materials to you.  As the beneficial owner, you have the right to direct your broker, bank or other holder of record how to vote by filling out a voting instruction form that accompanies your proxy materials.  Your broker, bank or other holder of record may allow you to provide voting instructions by telephone or by the Internet.  Please see the instruction form provided by your broker, bank or other holder of record that accompanies this proxy statement.  If you hold your shares in street name, you will need proof of ownership to be admitted to the meeting.  A recent brokerage statement, or letter from a bank or broker, are examples of proof of ownership.  If you want to vote your shares of Roebling common stock held in street name in person at the meeting, you must obtain a written proxy in your name from the broker, bank or other nominee who is the record holder of your shares.

Participants in the Roebling Bank ESOP

If you are a participant in the Roebling Bank ESOP, you will receive a voting instruction form that reflects all shares you may vote under the ESOP. Under the terms of the ESOP, all shares held by the ESOP are voted by the ESOP trustees, but each participant in the ESOP may direct the trustees on how to vote the shares of Roebling common stock allocated to his or her account. Unallocated shares and allocated shares for which no timely voting instructions are received will be voted by the ESOP trustees as directed by the ESOP Committee consisting of the outside directors of the Board. The deadline for returning your voting instruction form to the ESOP trustees is __________, 2013.

Quorum and Vote Required

Quorum.  A quorum is required to conduct business at the special meeting.  A majority of the outstanding shares of Roebling common stock entitled to vote, represented in person or by proxy, shall constitute a quorum for the purposes of the special meeting.

Votes Required for Proposals.  Approval of the merger agreement will require the affirmative vote of the majority of the votes cast by all holders entitled to vote thereon.  Approval of the advisory (non-binding) proposal on compensation that may be paid or become payable to Roebling’s named executive officers in connection with the merger requires the affirmative vote of a majority of the votes cast at the special meeting.  Approval of the adjournment proposal will require the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote.

As of the record date for the special meeting, directors and executive officers of Roebling, together with their affiliates, had sole or shared voting power over approximately 21.6% of the Roebling common stock outstanding and entitled to vote at the special meeting.  Pursuant to the terms of support agreements entered into between the directors and executive officers and TF, these individuals have agreed to vote these shares in favor of the proposal to approve the merger agreement.

How We Count Votes.  If you return valid proxy instructions or attend the special meeting in person, your shares will be counted for purposes of determining whether there is a quorum even if you withhold your vote or do not vote your shares at the special meeting. Broker non-votes will be counted for purposes of determining the existence of a quorum only. A broker non-vote occurs when a broker, bank or other nominee holding shares for a beneficial owner does not have discretionary voting power with respect to the agenda item and has not received voting instructions from the beneficial owner.

Voting by Proxy

The board of directors of Roebling is sending you this proxy statement/prospectus for the purpose of requesting that you allow your shares of Roebling common stock to be represented at the special meeting by the persons named in the enclosed proxy card.  All shares of Roebling common stock represented at the special meeting by properly executed and dated proxy cards will be voted according to the instructions indicated on the proxy card.  If you sign, date and return a proxy card without giving voting instructions, your shares will be voted as recommended by Roebling’s board of directors.   The Roebling board of directors recommends a vote “FOR” each of the proposals.

If any matters not described in this proxy statement/prospectus are properly presented at the special meeting, the persons named in the proxy card will use their own best judgment to determine how to vote your shares.   If the special meeting is postponed or adjourned, your Roebling common stock may be voted by the persons named in the proxy card on the new special meeting date as well, unless you have revoked your proxy.  We do not know of any other matters to be presented at the special meeting.

You may revoke your proxy at any time before the vote is taken at the meeting.  To revoke your proxy, you must either advise the Corporate Secretary of Roebling in writing before your shares of Roebling common stock has been voted at the special meeting, deliver a later dated proxy or attend the meeting and vote your shares in person.  Attendance at the special meeting will not in itself constitute revocation of your proxy.

Solicitation of Proxies

Roebling will bear the costs incurred by it in the solicitation of proxies from its shareholders on behalf of its board of directors.  In addition to solicitation of proxies by mail, Roebling will request that banks, brokers and other record holders send proxies and proxy materials to the beneficial owners of Roebling common stock and secure their voting instructions.  Roebling will reimburse the record holders for their reasonable expenses in taking those actions.  Roebling may use its directors, officers and employees, who will not be specially compensated, to solicit proxies from Roebling shareholders, either personally or by telephone, facsimile, letter or other electronic means.

PROPOSAL NO. 1 — PROPOSAL TO APPROVE THE MERGER AGREEMENT

The following summary of the merger and merger agreement is qualified by reference to the complete text of the merger agreement, which is attached hereto as Annex A and is incorporated by reference into this proxy statement/prospectus.  You should read the merger agreement completely and carefully as it, rather than this description, is the legal document that governs the merger. Factual disclosures about TF and Roebling contained in this proxy statement/prospectus or in the companies’ public reports filed with the SEC may supplement, update or modify the factual disclosures about the companies contained in the merger agreement. The representations, warranties and covenants made in the merger agreement by Roebling and TF were qualified and subject to important limitations agreed to by the parties in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the merger agreement may have the right not to close the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to shareholders and reports and documents filed with the SEC and in some cases were qualified by disclosures that were made by each party to the other, which disclosures were not reflected in the merger agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the date of the merger agreement and subsequent developments or new information qualifying a representation or warranty may not have been included in this proxy statement/prospectus.

General

The merger agreement provides for the merger of Roebling with and into TF, with TF as the surviving entity.  Immediately following the merger, Roebling Bank will merge with and into 3rd Fed Bank, with 3rd Fed Bank as the surviving entity.

Background of the Merger

Roebling is a New Jersey corporation that was incorporated in 2004 and owns all of the stock of Roebling Bank. Roebling is the successor to the former mid-tier holding company subsidiary of Roebling Financial Corp, MHC which completed its second step conversion from a mutual holding company to the stock form of organization on September 30, 2004.  Roebling Bank was chartered in 1922 and reorganized into a two-tier mutual holding company form of organization in 1997.

Roebling from time to time has met with other financial institutions and engaged with its senior management in reviews and discussions of potential strategic alternatives, and considered ways to enhance Roebling’s performance and prospects in light of competitive, regulatory and other relevant developments. These reviews have included periodic discussions and analysis with respect to potential transactions that would further Roebling’s strategic objectives, and the potential benefits and risks of those transactions.

In June 2009, Roebling Bank entered into a Supervisory Agreement with the Office of Thrift Supervision (“OTS”) as a result of supervisory concerns raised in a regulatory examination.   The Supervisory Agreement prohibited Roebling Bank from making non-residential real estate loans, commercial loans, construction loans and loans secured by non-owner-occupied residential property (“investor loans”) or purchasing loan participations without the prior written non-objection of the OTS, except for loans originated pursuant to legally binding commitments, renewals of loans of $500,000 or less secured by properties in Roebling Bank’s local lending area and originations of one-to-four family construction loans secured by property in Roebling Bank’s local lending area under binding sale contracts to an owner-occupant with permanent financing. The Supervisory Agreement further required Roebling Bank to adopt a plan for reducing its concentrations in non-residential real estate loans, investor loans, participation loans and construction loans and for reducing criticized assets. In addition, the Supervisory Agreement prohibited Roebling Bank from taking brokered deposits without prior OTS approval. The Supervisory Agreement was to remain in effect until modified, suspended or terminated by the OTS.  In July 2010, the OTS was eliminated and the Office of the Comptroller of the Currency (“OCC”), as successor to the OTS, became responsible for enforcing the Supervisory Agreement.

In February 2012 the CEO of TF informally approached the Chairman of Roebling regarding the potential for a merger of TF and Roebling.    The CEO of TF previously had been the CEO of Roebling Bank between 1996 and 2000.  The Chairman of Roebling conveyed this expression of interest to the Roebling board of directors.  The Roebling board discussed the proposed transaction in light of the banking environment and considered enlisting the services of a financial advisor to assist them in exploring business plans and merger alternatives.

FinPro, Inc. (“FinPro, Inc.”), a full-service management consulting firm specializing in providing advisory services, including appraisal services, to the financial industry, served as Roebling Bank’s independent appraiser in connection with its mutual holding company formation and the second step conversion.  In addition, FinPro, Inc. has acted as a consultant for Roebling since the mid-1990s.  FinPro met with the Chairman and another independent board member of Roebling in late March 2012 to discuss general developments in the financial institutions industry as well as trends in mergers and acquisitions.  In connection with the Chairman’s and the independent board member’s discussion with FinPro and in recognition of certain conditions, including the challenging market, increased consolidation of financial institutions, increased competition among financial institutions, the decrease in small community financial institutions, the increased regulation and costs of being a federally-chartered FDIC insured financial institution, and Roebling Bank’s regulatory enforcement action the board of Roebling decided to explore its strategic alternatives.

On April 27, 2012, Roebling and Roebling Bank entered into an engagement letter with FinPro Capital Advisors, Inc. (“FinPro”), FinPro, Inc.’s broker dealer subsidiary, pursuant to which FinPro was engaged to act as financial advisor to Roebling and Roebling Bank.  At the beginning of April 2012, Roebling had previously engaged Malizia & Associates, PC (“Malizia”) as special legal counsel to advise and assist the board and its consultant in connection with potential merger and acquisition transactions.

On April 27, 2012, representatives of FinPro and Malizia met with the Roebling board to review various strategies, including the continued independence of Roebling, a strategic partnership through a merger of equals, and the sale of Roebling.  In particular, representatives of FinPro updated the Roebling Board on the current economic environment and provided a recent historical overview of the market for bank stocks, including the comparative performance of Roebling.  FinPro also provided an overview of the current mergers and acquisitions market for banks and discussed the implied valuation of Roebling based on recent transactions. The Roebling board also considered the limited growth prospects within Roebling’s market area and Roebling Bank’s operating and growth restrictions under the Supervisory Agreement as significant hurdles to the prospects for growing the franchise and enhancing shareholder value as an independent entity.  The Supervisory Agreement significantly hindered Roebling Bank’s operations by placing limits on loan originations, including requirements for reducing loan concentrations and requiring a substantial time commitment by Roebling Bank’s management and staff to comply with these operating restrictions and requirements.  In addition, the Roebling board considered the earnings and operational challenges that Roebling faced as a result of the current interest rate and regulatory environment. A representative of Malizia also reviewed and discussed certain legal considerations in connection with the Roebling board’s review and consideration of the proposed strategic plan, including the board’s fiduciary duties in the context of considering a potential merger transaction. At this meeting, following discussion and analysis of FinPro’s presentation and the legal considerations provided by Malizia, the Roebling board unanimously authorized FinPro to engage in preliminary discussions with other parties interested in a strategic partnership, as well as merger trends and pricing.  Malizia presented to the Roebling board a form of confidentiality agreement and reviewed merger and acquisition procedures.  The Roebling board authorized FinPro to develop a recommended list of potential partners, a confidential offering memorandum and other documents required to present information on Roebling to interested parties.

On June 4, 2012, the Roebling board met with FinPro to review a list of potential merger partners, the confidential offering memorandum, the confidentiality agreement and the timeline to obtain indications of interest from such potential merger partners.  The Roebling board authorized FinPro to contact 14 financial institutions on Roebling’s behalf and to provide the confidential offering memorandum to those parties that executed the confidentiality agreement.

FinPro contacted the approved financial institutions and received requests from nine of the financial institutions for additional information.  After execution of a confidentiality agreement, interested parties were provided with the confidential offering memorandum.  Several of these financial institutions later indicated that Roebling was not of interest because of its small size, market area or business model.

FinPro reported to the Roebling board on June 27, 2012, that FinPro had received three indications of interest, two of which were written, including one from TF, and that one party (“Party B”) verbally conveyed its indication of interest and indicated that it would follow shortly with a written proposal.  The indication of interest from TF presented a stock and cash offer of $10.10 per share and Party B had the next highest offer with a stated range of $7.50 to $8.50 per share.  Party B’s offer was an all-stock offer utilizing its thinly traded stock and the offer was based on a price per share for its stock that was in excess of the stock’s market price per share.  The third indication of interest was significantly below the other two.  The Roebling board authorized FinPro and Malizia to commence due diligence procedures with TF and Party B, subject to written confirmation of Party B’s indication of interest.

During July 2012, Roebling’s and Roebling Bank’s respective boards of directors and management had meetings and correspondence with the banking regulators and negotiated and reviewed a formal agreement  in connection with concerns raised in Roebling Bank’s regulatory examination from August 1, 2011.  On July 23, 2012, Roebling Bank entered into a formal agreement with the Office of the Comptroller of the Currency (“OCC”), Roebling Bank’s primary federal regulator.  The formal agreement replaced and superseded the Supervisory Agreement previously entered into with the OTS in June 2009. The results of the OCC examination further emphasized to Roebling Bank that it would continue to be subject to regulatory restrictions and additional management time would be required to comply with the requirements of the formal agreement.  In September 2012, the OCC also imposed higher capital requirements on Roebling Bank which further limited its ability to grow because it was required to maintain higher capital requirements. The Roebling board of directors also adopted binding resolutions at the request of the Federal Reserve Bank of Philadelphia on December 3, 2012, which restricted the ability of Roebling to pay dividends.

TF and Party B conducted due diligence procedures at Roebling in July 2012.  After the completion of due diligence and exchange of information, Roebling received revised indications of interests from TF and Party B.  TF’s offer was revised downward to $8.25 per share due to Roebling’s weaker than anticipated credit quality, projected earnings and regulatory developments.  Party B’s final offer was a reduced range of $6.76 to $7.41 per share that was revised downward due to Party B’s assessment of the credit risk in Roebling’s loan portfolio and the loss ratios on those loans.  Upon reviewing the indications of interest with FinPro on August 6, 2012, the Roebling board authorized FinPro and management to provide additional loan detail to TF in order to negotiate a higher price per share and authorized FinPro to try to negotiate a higher price from Party B in order to have a competitive alternative price to TF.  Despite negotiations, Party B was unable to reach a price of $8.25 per share and the Roebling board determined to discontinue discussions with Party B.

On August 24, 2012, after the review of the additional credit information on Roebling, TF responded that its offer remained at $8.25 per share.  TF also indicated that in light of the enforcement action it would not pay the benefits provided for under Roebling’s long outstanding directors’ change in control agreements.

On September 5, 2012, FinPro met with the Roebling board to discuss the status of the negotiations with TF, additional potential merger institutions and other business plan alternatives.  The Board determined that continued operation as an independent financial institution was extremely difficult due to the high regulatory and business costs, and the limitations imposed by regulators on Roebling Bank’s lending, growth and business operations.  At that meeting, the Roebling board authorized FinPro to contact eight additional potential merger partners and to terminate discussions with TF if a higher price could not be negotiated.

The Roebling board frequently met with FinPro, Malizia, and the attorneys from Breyer & Associates PC and Silver, Freedman & Taff, LLC (Malizia, Breyer & Associates PC and Silver, Freedman & Taff, LLC are collectively referred to for purposes of this discussion as “Roebling’s Counsel”), during August, September and October 2012 to discuss the status of the negotiations with TF.

On September 17, 2012, FinPro reported to the Roebling board that they had contacted the eight additional potential merger partners and that none of the parties contacted were interested in acquiring Roebling.

After the completion of the period to determine whether a better proposal was available, negotiations with TF resumed. On October 1, 2012 FinPro received and presented to Roebling Bank a revised proposal from TF with a price of $8.35 per share (half stock and half cash).  The Roebling board authorized FinPro and Roebling Counsel to negotiate a definitive merger agreement based on this proposal.

In mid-October 2012, FinPro met with the Roebling board and reported that negotiation of the transaction with TF was proceeding much slower than expected.

In late October 2012, the financial advisor for TF contacted FinPro to convey an alternative offer which increased the price to $8.60 per share but reduced social benefits to the Roebling board.  On October 27, 2012, the Roebling Board met with FinPro and Malizia to review the revised offer.  After discussion and analysis of the alternative offer from TF, the Roebling board authorized FinPro and Roebling’s Counsel to negotiate the merger agreement.

On November 6, 2012, TF’s counsel provided to FinPro and Roebling’s Counsel an initial draft of the definitive merger agreement.  During November 2012, the Roebling board met repeatedly with FinPro and Roebling’s Counsel to discuss the merger transaction and the negotiation with TF of the merger agreement.  Roebling and Roebling Bank officers, FinPro and Malizia conducted due diligence and interviews at TF during the last week of November 2012.  On December 3, 2012, the results of the due diligence were presented to Roebling’s board.

On December 7, 2012, the Roebling board met with FinPro and Roebling’s Counsel to discuss material issues in the current draft of the merger agreement that needed to be resolved.  On December 12, 2012, an in-person/telephonic meeting occurred between representatives of Roebling, TF and their legal and financial advisors.  Significant negotiations and revisions to the merger agreement were made and agreed upon by TF and Roebling.

On December 17, 2012, the Roebling board met with a representative of FinPro who made a presentation on the fairness, from a financial point of view, of the merger consideration to the Roebling shareholders. In particular, FinPro reviewed commercial, financial and corporate information on TF and Roebling, each entity’s historical stock price and performance, and valuation methodologies and analyses of the merger consideration offered by TF. FinPro reviewed and discussed its transaction valuation analysis and opined to the Roebling board that the merger consideration to be received by the shareholders of Roebling was fair, from a financial point of view.  Malizia reported to the Board that the regulators knew, and were receptive, of the potential merger with TF.  A copy of FinPro’s written opinion is attached to this document as Annex C and a summary of the fairness opinion is included below in “Opinion of Roebling’s Financial Advisor.”

On December 28, 2012, the Roebling board and Roebling Bank board held extensive special meetings with FinPro and Roebling Counsel concerning the merger agreement, terms of the proposed transaction with TF, and the fairness opinion.  Following an extensive discussion and confirmation by FinPro of its fairness opinion, Roebling’s board unanimously voted to approve the merger agreement and the transactions contemplated thereby, including the Merger, as that term is defined in the merger agreement, and authorized Roebling’s management to execute the merger agreement. On December 28, 2012, the merger agreement was executed by officers of TF and Roebling, and following the close of the U.S. stock market the parties issued a joint press release announcing the execution of the terms of the merger agreement.

Reasons for the Merger and the Recommendation of the Roebling Board of Directors

The Roebling board of directors in connection with its discussions of the proposed transaction reviewed the pricing multiples, including the multiples as a percentage of book value.  This was disclosed in FinPro’s fairness opinion and several of the other presentations made to the Roebling board of directors by FinPro.   The pricing multiples for the proposed transaction were compared to comparable transactions as well as TF’s price to tangible book multiple, which is also below 100% and approximates the price to book of the proposed transaction.  After careful consideration, at its meeting on December 28, 2012, Roebling’s board of directors determined that the merger is in the best interests of Roebling and its shareholders and that the consideration to be received in the merger is fair to Roebling’s shareholders. Accordingly, Roebling’s board of directors, by a unanimous vote, adopted and approved the merger agreement and unanimously recommends that Roebling shareholders vote “FOR” approval of the merger agreement.

In reaching its decision to approve the merger agreement and recommend its approval to shareholders, the Roebling board of directors consulted with senior management, its legal counsel, its financial advisor, FinPro, and considered a number of factors, including, among others, the following, which are not presented in order of priority:

•
its knowledge of Roebling’s business, operations, financial condition, earnings and prospects and of TF’s business, operations, financial condition, earnings and prospects, taking into account the results of Roebling’s due diligence review of TF;

•
its knowledge of the current environment in the financial services industry, including national and regional economic conditions, continued consolidation, increased regulatory burdens, evolving trends in technology and increasing nationwide and global competition, the current financial market conditions and the likely effects of these factors on the companies’ potential growth, development, productivity, profitability and strategic options, and the historical market prices of Roebling’s common stock;

•	the business strategy and strategic plan of Roebling, its prospects for the future, projected financial results, and expectations relating to the proposed merger with TF;

•
the careful review undertaken by Roebling’s board of directors and management, with the assistance of Roebling’s legal and financial advisors, with respect to the strategic alternatives available to Roebling;

•
a review of the risks and prospects of Roebling remaining independent, including the challenges of maintaining a small community bank in the current financial and regulatory climate versus aligning Roebling with a well-capitalized, well-managed, larger organization;

•
a review of potential merger opportunities available to Roebling for the foreseeable future based on an assessment of financial institutions operating in Roebling’s market area or in contiguous areas that are of appropriate size and liquidity to engage in a transaction with Roebling;

•
the enforcement agreements between Roebling Bank and the OCC and Roebling and the Federal Reserve Bank of Philadelphia which add significant expense, restrict operations and place additional regulatory burden on them;

•	the form and amount of the merger consideration, including the favorable tax effects of stock consideration compared to cash consideration;

•	the merger consideration offered by other potential acquirers as part of the confidential bid process leading to TF’s acquisition proposal;

•	the relative financial strength of TF as a merger partner compared to other potential acquirers based on TF’s historical earnings and earnings expectations over the near and long term;

•	the strength and recent performance of TF’s common stock;

•	the fact that TF currently pays a regular cash dividend to its stockholders;

•
the ability of Roebling’s shareholders to benefit from TF’s potential growth and stock appreciation since it is more likely that the combined entity will have superior future earnings and prospects compared to Roebling on an independent basis;

•	the possibility that TF might become the subject of a merger or acquisition transaction with an even larger financial institution;

•	the ability of TF to execute a merger transaction from a financial and regulatory perspective;

•	the geographic fit and increased customer convenience of the combined company’s branch network;

•	the complementary aspects of the Roebling and TF businesses, including customer focus, geographic coverage, business orientation and compatibility of the companies’ management and operating styles;

•
the potential expense-saving and revenue-enhancing opportunities in connection with the merger such as the elimination of recurring administrative costs and allowing the combined entity to offer a broader array of products and services to more customers in an expanded market area, the related potential impact on the combined company’s earnings and the fact that the nature of the merger consideration would allow former Roebling shareholders to participate as TF shareholders in the benefits of such savings opportunities and the future performance of the combined company generally.

•
the anticipated effect of the acquisition on Roebling’s employees including the fact that TF anticipates offering employment to the majority of Roebling’s employees and the availability of a retention bonus pool for Roebling’s employees, following the consummation of the merger;

•	the effect on Roebling’s customers and the communities served by Roebling;

•
the terms of the merger agreement, including the price protection provisions, walk-away provisions, representations and warranties of the parties, the covenants, the consideration, the benefits to Roebling’s employees, the circumstances under which the Roebling board of directors may consider a superior proposal and the ability of Roebling to terminate the merger agreement;

•	the increased legal lending limit and type of loans available to Roebling customers by reason of the merger;

•
the opinion delivered to Roebling by FinPro to the effect that based upon and subject to the assumptions, procedures, considerations, qualifications and limitations set forth in the opinion, the consideration to be received by the Roebling shareholders under the merger agreement was fair, from a financial point of view, to the holders of shares of Roebling common stock;

•	the likelihood of obtaining the necessary regulatory approvals within a reasonable time frame and without unusual or burdensome conditions; and

•
the long-term and short term interests of Roebling and its shareholders, the interests of the employees, customers, creditors and suppliers of Roebling, and community and societal considerations including those of the communities in which Roebling maintains offices.

Roebling’s board of directors also considered potential risks and potentially negative factors concerning the merger in connection with its deliberations on the proposed transaction, including the following material factors:

•	The potential risk that a further downturn in the New Jersey and Pennsylvania housing markets could negatively impact TF’s loan portfolio, and thereby affect the value of the TF common stock;

•	The potential risk of diverting management focus and resources from other strategic opportunities and from operational matters while working to implement the merger;

•	The potential that the closing conditions contained in the merger agreement may not be satisfied and that as a result the merger may not close;

•	The potential that Roebling’s employees and customers may leave before the closing of the merger which could jeopardize the closing or could be detrimental to Roebling’s business;

•
the provisions of the merger agreement restricting Roebling’s solicitation of third-party acquisition proposals, requiring Roebling to hold a special meeting of its shareholders to vote on approval of the merger agreement and providing for the payment of a termination fee and reimbursement of Roebling’s expenses related to the merger in certain circumstances, which Roebling’s board of directors understood, while potentially limiting the willingness of a third party to propose a competing business combination transaction with Roebling, were a condition to TF’s willingness to enter into the merger agreement; and

•
The fact that Roebling’s directors and executive officers have other interests in the merger that are different from, or in addition to, their interests as Roebling shareholders. See “—Interests of Certain Persons in the Merger.”

The foregoing discussion of factors considered by Roebling’s board of directors is not intended to be exhaustive, but is believed to include all material factors considered by Roebling’s board of directors. In view of the wide variety of the factors considered in connection with its evaluation of the merger and the complexity of these matters, Roebling’s board of directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, the individual members of Roebling’s board of directors may have given different weight to different factors. Roebling’s board of directors conducted an overall analysis of the factors described above including thorough discussions with, and questioning of, Roebling management and Roebling’s legal and financial advisors, and considered the factors overall to be favorable to, and to support, its determination.

TF’s Reasons for the Merger

In reaching its determination to approve and adopt the merger agreement, the board of directors of TF considered a number of factors, including:

•	the complementary geographical locations of Roebling’s branch network, which will augment TF’s operations;

•	the board’s understanding of, and the presentations of TF’s management and financial advisor regarding, Roebling’s business, operations, management, and prospects;

•	the board’s view that the merger is consistent with TF’s expansion strategy and will allow for enhanced opportunities for TF’s new and existing clients and customers;

•	the fact that the merger is expected to be accretive to earnings per share of TF in 2013, exclusive of one-time acquisition related charges;

•
the anticipated operating efficiencies, cost savings and opportunities for revenue enhancements of the combined company following the completion of the merger, and the likelihood that they would be achieved after the merger;

•	the fact that the merger consideration consists of a mixture of cash and stock in which shareholders would have an election, subject to limitations;

•	the fact that the per share stock consideration is fixed;

•
the deal protection provided by the termination fee of $650,000 payable under certain circumstances in the event of the termination of the merger agreement due to a competing offer or certain other reasons;

•
the likelihood that, upon completion of the merger, the regulatory restrictions under which Roebling had been operating as a result of the OTS and subsequent OCC agreements would no longer be applicable to TF;

•	the intended tax treatment of the merger as a tax-free reorganization; and

•	the likelihood of receiving all of the regulatory approvals required for the merger.

Based on these reasons, TF’s board of directors unanimously approved the merger agreement and the merger.  This discussion of the factors considered by TF’s board of directors does not list every factor considered by the board but includes all material factors considered by the board.  In reaching its determination to approve and adopt the merger agreement, the board did not give relative or specific importance to each of the factors listed above, and individual directors may have given differing importance to different factors.  Please note that this explanation of the TF board’s reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements” beginning on page [     ].

Opinion of Roebling’s Financial Advisor

FinPro was retained by Roebling to act as its financial advisor in connection with a possible business combination with another financial institution.  Roebling selected FinPro because of its knowledge of, experience with, and reputation in the financial services industry.  FinPro agreed to assist Roebling in analyzing, structuring, negotiating and effecting a possible merger.  FinPro is engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

FinPro delivered to the Roebling board of directors its fairness opinion that, as of December 17, 2012, the merger consideration was fair to Roebling shareholders from a financial point of view.

According to the terms of the merger agreement, each share of Roebling common stock will be converted into 0.364 shares of TF common stock (“exchange ratio”) or $8.60 per share in cash.

The text of FinPro’s written opinion is attached as Annex B to this document and is incorporated herein by reference. Roebling shareholders are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by FinPro.

FinPro’s opinion speaks only as of the date of such opinion. FinPro’s opinion addresses the fairness, from a financial point of view, of the consideration to be received in the merger.  It does not address the underlying business decision to proceed with the merger and does not constitute a recommendation to any Roebling shareholder as to how the shareholder should vote at the Roebling special meeting on the merger proposal or any related matter.

In rendering its opinion, FinPro considered among other things:

(i)	the merger agreement and the exhibits thereto;
(ii)	historic changes in the market for bank and thrift stocks;
(iii)	both Roebling’s and TF’s trading history;
(iv)	trends and changes in the financial condition and results of operations of Roebling and TF;
(v)	Roebling Bank’s and 3rd Fed Bank’s 2012 call reports;
(vi)	Roebling’s and TF’s 2010 and 2011 annual reports;
(vii)	Roebling’s and TF’s current strategic plans;
(viii)	Roebling’s and TF’s 2011 and 2012 SEC filings; and
(ix)	the written agreement between Roebling Bank and the OCC.

In performing its review and in rendering its opinion, FinPro has relied upon the accuracy and completeness of all of the financial and other information that was available to it from public sources, that was provided to it by Roebling, TF or their representatives, or that was otherwise reviewed by FinPro and has assumed such accuracy and completeness for purposes of rendering its opinion. FinPro has further relied on the assurances of management of Roebling that they are not aware of any facts or circumstances not within the actual knowledge of FinPro, as the case may be, that would make any of such information inaccurate or misleading.  FinPro has not been asked to and has not undertaken any independent verification of any of such information, and FinPro does not assume any responsibility or liability for the accuracy or completeness thereof.  FinPro has not made an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Roebling, TF or any of its subsidiaries, or the collectibility of any such assets, nor has FinPro been furnished with any such evaluations or appraisals.  FinPro has not made any independent evaluation of the adequacy of the allowance for loan losses of Roebling or TF or its subsidiary nor has FinPro reviewed any individual credit files and has assumed that the respective allowances for loan losses are adequate.

The following is a summary of the material analyses performed by FinPro and presented to the Roebling board of directors on December 17, 2012.  The summary is not a complete description of  all the analyses underlying FinPro’s opinion.  The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances.  Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description.  FinPro believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses considered, without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion.  The financial analyses summarized below include information presented in a tabular format.  In order to understand fully the financial analyses, these tables must be read together with the accompanying text.  The tables alone do not constitute a complete description of the financial analyses.

Valuation

FinPro analyzed the consideration using the standard evaluation techniques (as discussed below) including, but not limited to: comparable trading multiples, comparable acquisition multiples, and the investment value of Roebling’s shares.

Market Value.  Market value is generally defined as the price, established on an “arms-length” basis, at which knowledgeable, unrelated buyers and sellers would agree to transfer shares.  The market value is frequently used to determine the price of a minority block of stock when both the quantity and the quality of the “comparable” data are deemed sufficient.  The market value for a financial institution can be determined by comparison to the median price to earnings and price to tangible book value of publicly-traded financial institutions, adjusting for significant differences in financial performance criteria.  The market value in connection with the evaluation of control of a financial institution can be determined by the previous sales of financial institutions.

Market Value - Trading.  To compare the relative values of TF and Roebling, FinPro selected a Comparable Trading Group for Roebling (the “Roebling Comparable Trading Group”) which was comprised of fully public banks and thrifts with average daily trading volume greater than 1,000 shares for the last year and with assets less than $500 million located in the Mid-Atlantic region.  The banks and thrifts included in the Roebling Comparable Trading Group all had an initial public offering date earlier than December 13, 2011.  Any bank or holding company known to be a merger target was eliminated from the Roebling Comparable Trading Group.

To compare the relative trading values of TF and Roebling, FinPro selected a Comparable Trading Group for TF (the “TF Comparable Trading Group”) which was comprised of fully public banks and thrifts located within in Pennsylvania or New Jersey with total assets between $500 million and $900 million.  The banks and thrifts included in the TF Comparable Trading Group all had an initial public offering date earlier than December 13, 2011.  Any bank or holding company known to be a merger target was eliminated from the TF Comparable Trading Group.

As of Closing on 12/13/12	Roebling	Roebling Comparable Group Median	TF	TF Comparable Group Median
Balance Sheet Data:
Total Assets	$164 Million	$352 Million	$697 Million	$705 Million
Cash to Assets	4.44%	7.95%	0.53%	4.63%
Securities to Assets	25.02%	16.46%	16.54%	26.39%
Loans to Assets	66.90%	66.69%	76.95%	64.74%
Loans to Deposits	81.32%	78.84%	101.40%	77.70%
Deposits to Assets	82.76%	80.36%	76.50%	82.76%
Borrowings to Assets	5.50%	5.27%	10.78%	7.55%
Capitalization:
Equity to Assets	10.34%	12.29%	11.76%	9.52%
Tangible Equity to Tangible Assets	10.34%	12.10%	11.21%	8.99%
Tangible Common Equity to Tangible Assets	10.34%	12.10%	11.21%	7.44%
Total Risk Based Capital Ratio	16.11%	21.19%	17.62%	15.67%
Asset Quality:
Nonperforming Loans to Loans	2.75%	3.46%	2.14%	2.86%
Nonperforming Assets to Assets	2.10%	1.38%	2.75%	2.06%
Texas Ratio	21.85%	11.94%	22.74%	21.85%
Reserves to Loans	0.90%	1.31%	1.25%	1.49%
Reserves to Nonperforming Loans	45.04%	31.31%	58.51%	43.54%
Reserves to Nonperforming Assets	39.15%	30.36%	34.05%	40.05%
Net Charge-offs to Avg. Loans	1.11%	0.17%	1.07%	0.37%
Profitability – Trailing 12 Months:
Return on Average Assets	0.21%	0.52%	0.79%	0.70%
Return on Average Equity	2.03%	3.27%	6.81%	8.01%
Yield on Earning Assets	4.09%	4.52%	4.76%	4.64%
Net Interest Margin	3.16%	3.49%	3.91%	3.59%
Provision for Loan Losses to Avg. Assets	(0.17%)	0.15%	0.38%	0.34%
Noninterest Income to Avg. Assets	0.31%	0.33%	0.51%	0.56%
Noninterest Expense to Avg. Assets	3.19%	2.99%	2.73%	2.70%
Efficiency Ratio	84.14%	74.56%	62.37%	64.97%
Growth Rates:
Assets – 12 Months	(0.77%)	1.02%	0.27%	2.81%
Loans – 12 Months	(0.29%)	(1.70%)	5.76%	(0.16%)
Deposits – 12 Months	0.54%	(1.39%)	(3.34%)	2.86%
Earnings Per Share – 12 Months	17.65%	28.43%	76.11%	20.93%
Core Earnings Per Share – 12 Months	17.65%	6.65%	66.71%	16.90%
Dividends:
Dividend Yield	0.00%	1.76%	0.83%	2.22%
Dividend Payout – 12 Months	0.00%	39.22%	10.05%	39.42%
Market Pricing Multiples:
Price to Earnings per Share	60.0x	13.9x	12.1x	10.3x
Price to Core* Earnings per Share	60.0x	14.4x	13.4x	11.4x
Price to Book Per Share	47.8%	82.8%	83.3%	74.1%
Price to Tangible Book Per Share	47.8%	82.8%	88.0%	81.2%
Sources:  SNL Securities' data and FinPro calculations.
* Note:  Core earnings were defined as: net income before extraordinary items less the after-tax portion of investment securities and nonrecurring items and other gains on sale. The assumed tax rate is 35%.

The Roebling Comparable Trading Group was composed of:  Alliance Bancorp, Inc. of Pennsylvania (ALLB), Cecil Bancorp, Inc. (CECB), Commercial National Financial Corporation (CNAF), FedFirst Financial Corporation (FFCO), Fraternity Community Bancorp, Inc. (FRTR), Glen Burnie Bancorp (GLBZ), Hilltop Community Bancorp, Inc. (HTBC), Liberty Bell Bank (LBBB), OBA Financial Services, Inc. (OBAF), Somerset Hills Bancorp (SOMH), and WVS Financial Corp. (WVFC).

The TF Comparable Trading Group was composed of:  Penns Woods Bancorp, Inc. (PWOD), Unity Bancorp, Inc. (UNTY), Harleysville Savings Financial Corporation (HARL), Royal Bancshares of Pennsylvania, Inc. (RBPAA), 1st Constitution Bancorp (FCCY), Parke Bancorp, Inc. (PKBK), Mid Penn

Bancorp, Inc. (MPB), Community Partners Bancorp (CPBC), Norwood Financial Corp. (NWFL), Stewardship Financial Corporation (SSFN), Colonial Financial Services, Inc. (COBK), DNB Financial Corporation (DNBF), Bancorp of New Jersey, Inc. (BKJ), Emclaire Financial Corp. (EMCF), and Sussex Bancorp (SBBX).

Market Value – Acquisition.  In analyzing the consideration value to be paid for Roebling, FinPro considered the pricing of other recent bank and thrift mergers.  FinPro examined two sets of merger groups announced after January 1, 2012 as follows:

•	Regional – Target was located in the Mid-Atlantic Region, had total assets less than $500 million and was not a mutually owned institution.
•	Size – Target had total assets less than $250 million.

The following table illustrates the median, minimum and maximum pricing multiples of the two merger groups.

	Price to Last Twelve Months’ Earnings Per Share		Price to Last Twelve Months’ Core Earnings* Per Share		Price to Tangible Book Value Per Share	Franchise Premium to Core Deposits
Roebling
Merger Multiples – $8.60 in cash or 0.3640 exchange ratio using TF’s closing price on 12/13/2012	108.0	x	108.0	x	86.2%	(2.0%)
Regional Deals (10 transactions)
Median	20.3	x	20.3	x	111.7%	(0.8%)
Minimum	16.8	x	18.6	x	42.2%	(7.7%)
Maximum	43.7	x	51.0	x	165.0%	10.2%
Similar Size Deals (28 transactions)
Median	25.2	x	30.3	x	100.8%	1.3%
Minimum	8.3	x	22.2	x	37.2%	(16.9%)
Maximum	49.4	x	61.7	x	226.0%	10.2%

Sources:  SNL Securities data and FinPro calculations.
*      Note:  Core earnings were defined as: net income before extraordinary items less the after-tax portion of investment securities and nonrecurring items and other gains on sale. The assumed tax rate is 35%.

Investment Value. The investment value of any financial institution's stock is an estimate of present value of the future benefits, usually earnings, cash flow or dividends, which will accrue to the stock.  In evaluating this valuation method, FinPro utilized the following assumptions to prepare the investment value analysis:

•
FinPro relied upon the projections in Roebling’s current business plan for 2013.  For 2014-2017, FinPro assumed 2% asset growth and a gradual increase in return on average assets from 0.23% for 2014 to 0.35% for 2017.  FinPro assumed Roebling would resume cash dividends in 2015. The assumed cash dividends per share were $0.04, $0.08 and $0.10 for 2015-2017, respectively.
•	FinPro used a range of discount rates surrounding the industry median discount rate provided by Morningstar.
•	FinPro used a range of terminal multiples based upon earnings and tangible book value

FinPro also considered a range of discount rates and a range of terminal value multiples.

Pro Forma Financial Impact. FinPro analyzed the merger’s effect on Roebling’s stand-alone projected calendar 2013 and 2014 earnings per share and financial condition as of September 30, 2012.  Roebling’s and TF’s stand-alone earnings projections were taken from each institution’s strategic plan for 2013.  FinPro projected each institution’s earnings for 2014.  Based upon certain assumptions, including those with respect to cost savings and other synergies from the merger and the stand alone earnings projections, the analysis indicated that the merger is projected to be 12% accretive to TF’s fiscal 2013 accounting principles generally accepted in the United States (“US GAAP”) earnings per share and 313% accretive to Roebling’s equivalent calendar 2013 US GAAP  earnings per share.  The transaction is projected to be dilutive to both institutions’ tangible book value.  The combined entity on a pro forma basis was projected to remain “well capitalized”.

These forward looking projections may be affected by many factors beyond the control of Roebling and TF, including the future direction of interest rates, economic conditions in the companies’ market place, the actual amount and timing of cost savings achieved through the merger, the actual level of revenue enhancements brought about through the merger, future regulatory changes and various other factors. The actual results achieved may vary from the projected results and the variations may be material.

Contribution Analysis. FinPro analyzed the relative contributions of Roebling and TF to the pro forma market capitalization, balance sheet and income statement items of the combined entity, including assets, net loans, deposits, tangible common equity, historical net income and projected 2013 net income.

At or for the twelve months ended September 30, 2012, except as noted	Roebling	TF
Assets	18.8%	81.2%
Loans, net	16.5%	83.5%
Non-Maturity Deposits	16.3%	83.7%
Deposits	19.5%	80.5%
Common Tangible Equity	17.9%	82.1%
Core Net Income* for Trailing Twelve Months	2.5%	97.5%
Core Net Income *for Trailing Twelve Months including synergies	15.6%	84.4%
Projected calendar 2013 Net Income	5.7%	94.3%
Projected calendar 2013 Net Income including synergies	19.6%	80.4%

Resulting Ownership (assuming 100% stock consideration)	17.8%	82.2%

Note: Projected 2013 net income was taken from each institution’s strategic plan.
*	Note: Core earnings were defined as: net income adjusted for securities gains/losses and the net securities litigation settlement all of which were tax impacted at 35%.

Roebling retained FinPro to advise the board of directors of Roebling in connection with its merger and acquisition activities.  Pursuant to its engagement, Roebling will pay FinPro a fee equal to 1.00% of the aggregate sale price, as defined in the engagement letter, or approximately $150 thousand for rendering its fairness opinion and for its financial advisory assistance.  The majority of FinPro’s fee is contingent upon the consummation of the proposed acquisition.  Additionally, Roebling Inc. has agreed to reimburse FinPro for its out-of-pocket expenses and has agreed to indemnify FinPro and certain related persons against certain liabilities possibly incurred in connection with the services performed.

FinPro has never provided services to Roebling prior to the engagement referenced above and has never provided services to TF.  FinPro’s parent, FinPro, Inc., has provided professional consulting services to Roebling.  The fees paid to FinPro, Inc. by Roebling for such services are not material relative to FinPro, Inc.’s annual gross revenues.  Neither FinPro, Inc. nor FinPro has provided professional consulting services to TF within the past two years.

FinPro expresses no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the transaction relative to the consideration to be paid to Roebling shareholders in the transaction or with respect to the fairness of any such compensation.  The issuance of its opinion was approved by FinPro’s Fairness Opinion Committee.

Consideration to be Received in the Merger

TF will pay cash for a number of shares equal to approximately 50% of the Roebling common stock outstanding immediately prior to the effective time of the merger and will issue shares of TF common stock for the remaining 50% of such shares. Under the terms of the merger agreement, Roebling shareholders will be given the opportunity to elect for each outstanding share of Roebling common stock they own to receive:

•	$8.60 in cash, without interest, which we refer to as “cash consideration”;

•	0.364 of a share of TF common stock, which we refer to as “stock consideration”; or

•	with respect to certain Roebling shares owned by such shareholder, the cash consideration, and with respect to all other Roebling shares so owned, the stock consideration,

in each case, subject to the election and allocation procedures specified in the merger agreement.  The aggregate value of the cash and the shares to be issued in the merger is $14.5 million.

No fractional shares of TF common stock will be issued in connection with the merger.  Instead, TF will make a cash payment to each Roebling shareholder who would otherwise receive a fractional share.

The per share cash consideration of $8.60 is fixed. The 0.364 exchange ratio for the stock consideration is fixed, subject to certain customary anti-dilution adjustments and a potential adjustment at TF’s option in certain circumstances involving a decline in TF’s stock price as described under “— Terminating the Merger Agreement” beginning on page ____. The per share value of the stock consideration, based upon TF’s closing stock price on ______________, 2013, the most recent practicable trading day before this proxy statement/prospectus was finalized, was $_____ per share.  The market value of the stock consideration will fluctuate with the price of TF common stock.  At the time of completion of the merger, the market value of the stock consideration could be greater or less than the value of the cash consideration due to fluctuations in the market price of TF common stock.

Under the terms of the merger agreement, the aggregate consideration payable to Roebling shareholders in the merger (based on an assumed price of $23.63 per share of TF common stock) is allocated approximately 50% in cash and 50% in TF common stock.   The amount of cash to be paid in the merger is $7,252,066. Amounts paid for unallocated shares held by the ESOP count towards this amount.  Based on the estimated number of unallocated shares held by the ESOP as of the effective time, the remaining cash available to pay shareholders who elect the cash consideration is approximately $7,140,584, equating to approximately 830,300 shares.

The allocation procedures in the merger agreement are intended to provide for an approximate 50% cash allocation among all outstanding Roebling shares, with the remainder of the consideration paid in TF common stock. Pursuant to this limitation, if the aggregate number of shares with respect to which a valid cash consideration election is made exceeds 830,300, a pro rata portion of those shares making a valid cash consideration election will be converted into the right to receive TF common stock such that the amount of cash paid out in the transaction does not exceed $7,252,066.   Similarly, if the number of shares pursuant to which a valid cash consideration election exceeds 830,300, shares for which no election has been made first and shares for which a valid stock consideration election has been made will be converted, as necessary, such that the amount of cash paid out in the transaction does not exceed $7,252,066.  See “— Allocation Procedures” below.  The allocation of the mix of consideration payable to Roebling shareholders in the merger will not be known until TF tallies the results of the cash/stock elections made by Roebling shareholders, which will not occur until near or after the closing of the merger.

Election Procedures; Surrender of Stock Certificates

An election form and other customary transmittal materials, with instructions for their completion, are being mailed separately to all holders of record of Roebling common stock as of the record date for the special meeting.  The election form and transmittal materials will allow record holders to elect to receive cash, TF common stock, or cash for some shares and TF common stock for the remainder, or make no election with respect to the merger consideration such shareholders wish to receive.  We refer to the shares with respect to which a valid cash consideration election is made as “cash election shares,” the shares with respect to which a valid stock consideration election is made as “stock election shares,” and the shares with respect to which no election is made as “non-election shares.”

To make an effective election, a record shareholder’s completed election form and transmittal materials along with stock certificates for which an election is made, must be received by the exchange agent by the election deadline, which shall be on or before 5:00 p.m., New York City time, on the date specified in the election form.  An election form shall be deemed properly completed only if accompanied by one or more stock certificates (or customary affidavits and indemnification regarding the loss or destruction of such certificates or the guaranteed delivery of such certificates) representing all shares of Roebling common stock covered by such election form, together with duly executed transmittal materials included with the election form.

If you own shares of Roebling common stock in “street name” through a broker or other financial institution, you should receive or obtain instructions from the institution holding your shares concerning how to make your election. Any instructions must be given to your broker or other financial institution sufficiently in advance of the election deadline for record holders in order to allow your broker or other financial institution sufficient time to cause the record holder of your shares to make an election as described above. TF and/or Roebling will publicly announce the deadline for the receipt of election forms from record holders. “Street name” holders may be subject to an election deadline earlier than the deadline applicable to holders of shares in registered form.  Therefore, you should carefully read any materials you receive from your broker. If you instruct a broker to submit an election for your shares, you must follow such broker’s directions for revoking or changing those instructions.

If a Roebling shareholder either (i) does not submit a properly completed election form for receipt by the exchange agent on or before the election deadline or (ii) revokes its election form prior to the election deadline (without later timely submitting a properly completed election form for receipt by the exchange agent by the election deadline), the shares of Roebling common stock held by such shareholder shall be designated as non-election shares and will be converted into the right to receive the stock consideration or the cash consideration according to the allocation procedures specified in the merger agreement and summarized below.  Any election form may be revoked or changed by the person submitting such election form to the exchange agent by written notice to the exchange agent only if such notice of revocation or change is actually received by the exchange agent at or prior to the election deadline.  Stock certificates relating to any revoked election form will be promptly returned without charge.  The exchange agent will have discretion to determine when any election, modification or revocation is received and whether any such election, modification or revocation has been properly made.  All elections (whether cash, stock or mixed) will be revoked automatically if the merger agreement is terminated.  Roebling shareholders are urged to carefully read and follow the instructions for completion of the election form and to submit the form along with the stock certificate(s) in advance of the election deadline.

In the event that the merger agreement is terminated, the exchange agent will return to you promptly any Roebling stock certificates submitted along with the election materials.

Allocation Procedures

The aggregate amount of cash and TF common stock that will be paid is subject to the allocation procedures described in detail below.  Pursuant to such allocation procedures, if the number of cash election shares multiplied by the cash consideration (including amounts paid for unallocated ESOP shares) would exceed $7,252,066, a pro rata portion of those shares will be converted into the right to receive TF common stock in order to provide for an aggregate cash/stock allocation among all outstanding Roebling shares. Similarly, if the number of cash election shares multiplied by the cash consideration (including amounts paid for unallocated ESOP shares) is less than $7,252,066, all or a pro rata portion of the non-election shares and, if necessary, a pro rata portion of the stock election shares will be converted into the right to receive the cash consideration. Based on the estimated number of unallocated ESOP shares as of the effective time, there will be $7,140,584 or  approximately 830,300 shares available for cash elections by other shareholders.

If the number of cash election shares times the cash consideration (together with amounts paid of 12,963 shares, there will be for unallocated ESOP shares) is less than $7,252,066, then:

•	All cash election shares will be converted into the right to receive the cash consideration.
•
Non-election shares will be deemed to be cash election shares to the extent necessary to have the total number of cash election shares times the cash consideration (including amounts paid for unallocated ESOP shares) equal $7,252,066.  If less than all of the non-election shares need to be treated as cash election shares, the exchange agent will select the non-election shares to be treated as cash election shares and the remaining non-election shares will be treated as stock election shares.

•
If all of the non-election shares are treated as cash election shares and the total number of cash election shares times the cash consideration (including amounts paid for unallocated ESOP shares) is still less than $7,252,066, a pro rata portion of each shareholder’s stock election shares will be converted into cash election shares so that the total number of cash election shares times the cash consideration (including amounts paid for unallocated ESOP shares) equals $7,252,066 and the remaining stock election shares will be converted into the right to receive the stock consideration.

If the number of cash election shares times the cash consideration (together with amounts paid for unallocated ESOP shares) is greater than $7,252,066, then:

•	All stock election shares and all non-election shares will be converted into the right to receive the stock consideration.
•
A pro rata portion of each shareholder’s cash election shares will be converted into stock election shares so that the remaining number of cash election shares times the cash consideration (including amounts paid for unallocated ESOP shares) equals $7,252,066, and the remaining cash election shares will be converted in the right to receive the cash consideration.

If the number of cash election shares times the cash consideration equals $7,252,066 (including amounts paid for unallocated ESOP shares), then all cash election shares will be converted into the right to receive the cash consideration and all stock election shares and non-election shares will be converted into the right to the stock consideration.

Exchange Procedures

An election form and transmittal materials will be mailed under separate cover to Roebling shareholders who hold shares of Roebling common stock in registered form.  If you wish to make an election with respect to any of your shares, you must submit an election form and transmittal materials and the certificates which represent your election shares to the exchange agent prior to the election deadline.  Do not submit your stock certificates with your proxy card.  You should only submit your stock certificates which represent your election shares when you have received and properly completed the election form and transmittal materials.   See “-- Election Procedures; Surrender of Stock Certificates” beginning on page ___ of this proxy statement/prospectus.

Exchange Agent.  At the effective time of the merger, TF will deposit with the exchange agent (1) cash in an amount of $7,252,066 to allow the exchange agent to make cash consideration payments under the terms of the merger agreement, (2) certificates (or evidence of shares in book entry form) representing shares of TF common stock, which we refer to as the “new certificates,” each to be given to the holders of Roebling common stock in exchange for old certificates representing shares of Roebling common stock and (3) cash to be paid in lieu of fractional shares. Any such cash or new certificates remaining in the possession of the exchange agent one year after the effective time will be delivered to TF. Any holder of old certificates who has not exchanged his, her or its old certificates by that time will be entitled to look exclusively to TF, and only as a general creditor, for the consideration to which he, she or it may be entitled upon exchange of such old certificates.

Exchange Procedures.  As promptly as practicable after the effective time of the merger, the exchange agent will mail a form of letter of transmittal to each person who was, immediately prior to the effective time, a holder of record of Roebling common stock and (i) whose properly completed election form was not received by the exchange agent on or before the election deadline or (ii) who revoked his election form prior to the election deadline (without later submitting a properly completed election form that was received by the exchange agent on or prior to the election deadline). The letter of transmittal will contain instructions for use in effecting the surrender of old certificates (to the extent such old certificates have not been surrendered together with the election forms) in exchange for the consideration to which such person may be entitled pursuant to the merger agreement, and will specify that delivery shall be effected, and risk of loss and title to the old certificates shall pass, only upon proper delivery of such certificates to the exchange agent. As soon as practicable after due surrender to the exchange agent of an old certificate for cancellation (to the extent such old certificates have not been surrendered together with the election forms) together with such letter of transmittal duly executed and completed, the holder of such old certificate will be provided a new certificate and a check in the amount to which such holder is entitled pursuant to the merger agreement, and the old certificate shall be canceled. Any amounts required to be deducted and withheld under state, local or foreign tax law will be deducted and withheld from the consideration otherwise payable under the merger agreement.

Until you surrender your Roebling stock certificates for exchange, you will accrue, but will not be paid, any dividends or other distributions declared after the effective time of the merger with respect to TF common stock into which any of your shares may have been converted. When you surrender your Roebling stock certificates, to the extent you receive shares of TF common stock in exchange, TF will pay any unpaid dividends or other distributions, without interest. After the completion of the merger, there will be no transfers on the stock transfer books of Roebling of any shares of Roebling common stock.

If a certificate for Roebling common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of appropriate evidence as to that loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and appropriate and customary indemnification. The posting of a bond in a reasonable amount may also be required.

Accounting Treatment

TF will account for the merger under the acquisition method of accounting in accordance with US GAAP.  Using the acquisition method of accounting, the assets and liabilities of Roebling will be recorded by TF at their respective fair values at the time of the completion of the merger.  The value of the shares exchanged will be valued at the acquisition date and all merger related costs will be expensed when incurred.   The excess of the fair value of the assets purchased over the purchase price will represent a gain on bargain purchase that will be added to retained earnings.

Material United States Federal Income Tax Consequences of the Merger

This section describes the anticipated material United States federal income tax consequences of the merger to U.S. holders of Roebling common stock who exchange shares of Roebling common stock for shares of TF common stock, cash, or a combination of shares of TF common stock and cash pursuant to the merger.

For purposes of this discussion, a U.S. holder is a beneficial owner of Roebling common stock who, for United States federal income tax purposes, is:

•	a citizen or resident of the United States;

•	a corporation, or an entity treated as a corporation, created or organized in or under the laws of the United States or any state or political subdivision thereof;

•
a trust that (1) is subject to (A) the primary supervision of a court within the United States and (B) the authority of one or more United States persons to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person; or

•	an estate that is subject to United States federal income tax on its income regardless of its source.

If a partnership (including for this purpose, any entity treated as a partnership for United States federal income tax purposes) holds Roebling common stock, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership.  If you are a partner of a partnership holding Roebling common stock, you should consult your tax advisor.

This discussion addresses only those Roebling shareholders that hold their Roebling common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code, and does not address all the United States federal income tax consequences that may be relevant to particular Roebling shareholders in light of their individual circumstances or to Roebling shareholders that are subject to special rules, such as:

•	financial institutions;

•	investors in pass-through entities;

•	insurance companies;

•	tax-exempt organizations;

•	dealers in securities;

•	traders in securities that elect to use a mark to market method of accounting;

•	persons that hold Roebling common stock as part of a straddle, hedge, constructive sale or conversion transaction;

•	certain expatriates or persons that have a functional currency other than the U.S. dollar;

•	persons who are not U.S. holders; and

•	shareholders who acquired their shares of Roebling common stock through the exercise of a stock option or otherwise as compensation or through a tax-qualified retirement plan.

In addition, the discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger, or any United States federal taxation other than income taxation.

The following discussion is based on the Internal Revenue Code, its legislative history, existing and proposed regulations thereunder, and published positions, rulings and decisions of the Internal Revenue Service and other applicable authorities, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect.  Any such change could affect the continuing validity of this discussion.

Determining the actual tax consequences of the merger to a U.S. holder may be complex and will depend in part on the U.S. holder’s specific situation.  Roebling shareholders are urged to consult their tax advisors as to the particular United States federal income tax consequences of the merger to such holder, as well as the effects of state, local and foreign tax laws and United States tax laws other than income tax laws.

Tax Consequences of the Merger Generally to U.S. Holders of Roebling Common Stock.  In connection with the filing of the registration statement on Form S-4 of which this proxy statement/prospectus is a part, Spidi & Fisch, PC, counsel to TF, has delivered its tax opinion to TF, and Silver, Freedman & Taff, LLP, counsel to Roebling, has delivered its tax opinion to Roebling, dated as of the date of this proxy statement/prospectus, stating that for United States federal income tax purposes:

(i)	the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

(ii)	each of TF and Roebling will be a party to the reorganization within the meaning of Section 368(b) of the Internal Revenue Code;

(iii)
gain or loss will be recognized by those holders receiving solely cash for Roebling common stock pursuant to the merger equal to the difference between the amount of cash received by a U.S. holder of Roebling common stock and such holder’s adjusted tax basis in such holder’s shares of Roebling common stock;

(iv)
no gain or loss will be recognized by those holders receiving solely shares of TF common stock in exchange for shares of Roebling common stock pursuant to the merger (except with respect to any cash received instead of fractional share interests in TF common stock, as discussed in the section entitled “—Material United States Federal Income Tax

Consequences of the Merger – Cash Received Instead of a Fractional Share of TF Common Stock” beginning on page ___);

(v)
gain (but not loss) will be recognized by those holders who receive shares of TF common stock and cash in exchange for shares of Roebling common stock pursuant to the merger, in an amount equal to the lesser of (1) the amount by which the sum of the fair market value of the TF common stock and cash received by a holder of Roebling common stock exceeds such holder’s adjusted tax basis in its Roebling common stock, and (2) the amount of cash received by such U.S. holder of Roebling common stock (except with respect to any cash received instead of fractional share interests in TF common stock, as discussed in the section entitled “—Material United States Federal Income Tax Consequences of the Merger – Cash Received Instead of a Fractional Share of TF Common Stock” beginning on page ___);

(vi)
the aggregate basis of the TF common stock received in the merger will be the same as the aggregate basis of the Roebling common stock for which it is exchanged, decreased by the amount of cash received in the merger (except with respect to any cash received instead of fractional share interests in TF common stock), decreased by any basis attributable to fractional share interests in TF common stock for which cash is received, and increased by the amount of gain recognized on the exchange (regardless of whether such gain is classified as capital gain or as ordinary dividend income, as discussed in the section entitled “—Material United States Federal Income Tax Consequences of the Merger – Recharacterization as a Dividend” beginning on page ___, but excluding any gain or loss recognized with respect to fractional share interests in TF common stock for which cash is received); and

(vii)	the holding period of TF common stock received in exchange for shares of Roebling common stock will include the holding period of the Roebling common stock for which it is exchanged.

Such opinions have been rendered on the basis of facts, representations and assumptions set forth or referred to in such opinions and factual representations contained in certificates of officers of TF and Roebling, reasonably satisfactory in form and substance to each such counsel, all of which must continue to be true and accurate in all material respects as of the effective time of the merger. TF and Roebling have not requested and do not intend to request any ruling from the Internal Revenue Service as to the United States federal income tax consequences of the merger.  No assurance can be given that the Internal Revenue Service would not assert, or that a court would not sustain, a position contrary to any of the United States federal income tax consequences set forth below. Copies of the tax opinions have been filed as Exhibit 8.1 and Exhibit 8.2 to this registration statement on Form S-4.

The obligations of TF and Roebling to complete the merger are conditioned on, among other things, that each receive of the above opinions of counsel and the factual representations contained in certificates of officers of TF and Roebling be updated as of the date of closing of the merger.  If any of the facts, representations or assumptions set forth in the opinions of counsel or certificates of officers of TF or Roebling is inconsistent with the actual facts, the United States federal income tax consequences of the merger could be adversely affected.  These opinions will not bind the courts or the Internal Revenue Service, nor will they preclude the Internal Revenue Service from adopting a position contrary to those expressed in the opinions.  The conditions relating to receipt of updated opinions may be waived by both TF and Roebling.  Neither TF nor Roebling currently intends to waive the conditions related to the receipt of the updated opinions.  However, if these conditions were waived, Roebling would re-solicit the approval of its shareholders prior to completing the merger.

If U.S. holders of Roebling common stock acquired different blocks of Roebling common stock at different times or at different prices, any gain or loss (if applicable) will be determined separately with respect to each block of Roebling common stock and such holders’ basis and holding period in their shares of TF common stock received may be determined with reference to each block of Roebling common stock exchanged.  Any such holders should consult their tax advisors regarding the manner in which cash and TF common stock received in the exchange should be allocated among different blocks of Roebling common stock and with respect to identifying the bases or holding periods of the particular shares of TF common stock received in the merger.  In addition, because a Roebling shareholder may receive a mix of cash and stock despite having made solely a cash election or stock election, it will not be possible for holders of Roebling common stock to determine the specific tax consequences of the merger to them at the time of making the election.

Taxation of Capital Gain.  Except as described in the section entitled “— Recharacterization as a Dividend” below, any gain that U.S. holders of Roebling common stock recognize in connection with the merger generally will constitute capital gain and will constitute long-term capital gain if such U.S. holders have held (or are treated as having held) their Roebling common stock for more than one year as of the effective date of the merger.  Long-term capital gain of non-corporate U.S. holders of common stock is generally taxed at preferential rates.

Recharacterization as a Dividend.  All or part of the gain that a particular U.S. holder of Roebling common stock recognizes (or all or part of the cash received by a U.S. holder of Roebling common stock, if such holder receives only cash pursuant to the merger) could be treated as dividend income rather than capital gain if (1) such holder is a significant shareholder of TF or (2) such holder’s percentage ownership, taking into account constructive ownership rules, in TF after the merger is not meaningfully reduced from what its percentage ownership would have been if it had received solely shares of TF stock rather than cash or a combination of cash and shares of TF stock in the merger.  This recharacterization as dividend income could happen, for example, because of ownership of additional shares of TF stock by such holder of Roebling common stock, ownership of shares of TF stock by a person related to such holder or a share repurchase by TF from other holders of TF stock.  The Internal Revenue Service has indicated in rulings that any reduction in the interest of a minority shareholder that owns a small number of shares in a publicly and widely held corporation and that exercises no control over corporate affairs would not result in dividend treatment.  Under the constructive ownership rules, a shareholder may be deemed to own stock that is owned by others, such as a family member, trust, corporation or other entity.  For an individual who receives dividend income that constitutes qualified dividend income, the dividend income may be subject to reduced rates of taxation if such individual meets certain holding period requirements. Because the possibility of dividend treatment depends primarily upon each holder’s particular circumstances, including the application of the constructive ownership rules, holders of Roebling common stock should consult their tax advisors regarding the application of the foregoing rules to their particular circumstances.

Cash Received Instead of a Fractional Share of TF Common Stock.  A holder of Roebling common stock who receives cash instead of a fractional share of TF common stock will generally be treated as having received the fractional share pursuant to the merger and then as having exchanged the fractional share for cash in a redemption by TF.  As a result, a holder of Roebling common stock will generally recognize gain or loss equal to the difference between the amount of cash received and the basis in his or her fractional share interest as set forth above.  Except as described in the section entitled “— Recharacterization as a Dividend” above, this gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for such fractional share is greater than one year. The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting.  Payments of cash to a holder of Roebling common stock may, under certain circumstances, be subject to information reporting to the Internal

Revenue Service and backup withholding, unless the holder provides proof of an applicable exemption satisfactory to TF and the exchange agent, or furnishes its taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules.  Backup withholding is not an additional tax.  Any amounts withheld from payments to a U.S. holder of Roebling common stock under the backup withholding rules, to the extent that such amounts result in an overpayment of tax, will be allowed as a refund or credit against the holder’s United States federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service.

Tax Treatment of the Entities.  No gain or loss will be recognized by TF or Roebling as a result of the merger.

The preceding discussion is intended only as a summary of material United States federal income tax consequences of the merger and is not individual tax advice.  It is not a complete analysis or discussion of all potential tax effects that may be important to you.  You are strongly encouraged to consult your tax advisor as to the specific tax consequences resulting from the merger, including tax return reporting requirements, the applicability and effect of federal, state, local, and other tax laws and the effect of any proposed changes in the tax laws.

Regulatory Matters Relating to the Merger

Consummation of the merger and the bank merger are subject to receipt of certain regulatory approvals.

Federal Deposit Insurance Corporation. The bank merger is subject to the approval by the FDIC under the Bank Merger Act. In granting its approval under the Bank Merger Act, the FDIC must consider, among other factors, the competitive effect of the merger, the managerial and financial resources and future prospects of the merging banks, the effect of the merger on the convenience and needs of the communities to be served, including the records of performance of the merging banks in meeting the credit needs of the communities under the Community Reinvestment Act, the effectiveness of the merging banks in combating money laundering activities, and the risk that would be posed by the merger to the stability of the United States banking or financial system. Applicable regulations require publication of notice of the application and an opportunity for the public to comment on the application in writing. TF filed the requisite bank merger application with the FDIC on February 1, 2013.

The bank merger may not be consummated until 30 days after the approval of the FDIC (or such shorter period as the FDIC may prescribe with the concurrence of the United States Department of Justice, but not less than 15 days), during which time the Department of Justice may challenge the bank merger on antitrust grounds. The commencement of an antitrust action by the Department of Justice would stay the effectiveness of the FDIC approval unless a court specifically orders otherwise. In reviewing the bank merger, the Department of Justice could analyze the merger’s effect on competition differently than the FDIC, and it is possible that the Department of Justice could reach a conclusion different from that of the FDIC regarding the merger’s competitive effects.

Federal Reserve Board. The merger requires the approval of the Federal Reserve Board pursuant to the Home Owners’ Loan Act and the Federal Reserve Board’s savings and loan holding company regulations, unless the Federal Reserve Board grants a waiver pursuant to a provision of its regulations that allows for such waivers. TF has filed a request for such waiver and believes that the transaction qualifies for the waiver procedure. If a waiver is not received, the Federal Reserve Board will also, in its review of the application to be filed by TF, consider factors such as financial and managerial resources, future prospects, the convenience and needs of the community and competitive factors.

Office of the Comptroller of the Currency. Roebling Bank must give notice to the OCC regarding its proposed merger with and into 3rd Fed Bank.  No formal OCC approval is required for the bank merger; however, the OCC must not object to the bank merger.  This notice has been given.

Pennsylvania Department of Banking and Securities. The bank merger is also subject to the prior approval of the Pennsylvania Department of Banking and Securities (the “Department”) under the Pennsylvania Banking Code of 1965. In its consideration of the bank merger, the Department must consider, among other factors, whether the bank merger will be consistent with adequate and sound banking practices and in the public interest on the basis of the following: (i) the financial history and condition of the parties; (ii) their prospects; (iii) the character of their management; (iv) the potential effect of the bank merger on competition; and (v) the convenience and needs of the area primarily to be served by the resulting institution. 3rd Fed Bank has filed an application with the Department for approval of the bank merger and this application is currently pending.

Status of Applications and Notices. TF and Roebling have filed all required applications and notices with applicable regulatory authorities in connection with the merger and the bank merger. There can be no assurance that all requisite approvals will be obtained, that such approvals will be received on a timely basis or that such approvals will not impose any term, condition or restriction which either party reasonably determines in good faith would materially or adversely affect the economic or business benefits of the merger to such party, as to render inadvisable in its reasonable good faith judgment the consummation of the merger. If any such term, condition or restriction is imposed, either TF or Roebling may elect not to consummate the merger. See “-- Conditions to Completing the Merger” on page ___.

The approval of any application merely implies the satisfaction of regulatory criteria for approval, which does not include review of the acquisition from the standpoint of the adequacy of the merger consideration to be received by Roebling shareholders.  Furthermore, regulatory approvals do not constitute an endorsement or recommendation of the merger acquisition.

Interests of Certain Persons in the Merger

Share Ownership.  On the record date for the special meeting, all persons who served as a director or executive officer of Roebling beneficially owned, in the aggregate, 313,177 shares of Roebling common stock (excluding shares that may be acquired upon the exercise of stock options), representing approximately 18.6% of the outstanding shares of Roebling common stock.

As described below, certain of Roebling’s officers and directors have interests in the merger that are in addition to, or different from, the interests of Roebling’s shareholders generally.  Roebling’s board of directors was aware of these conflicts of interest and took them into account when approving the merger.

           Employment Agreement/Transition Period Retention Agreement. Roebling Bank has an existing employment agreement with Ms. Janice A. Summers. This employment agreement requires Roebling Bank to make payments to Ms. Summers upon a termination of her employment without just cause and, in certain circumstances, upon a termination of employment in connection with or following a change in control of Roebling or Roebling Bank. The completion of the merger will constitute a change in control for purposes of Roebling Bank’s employment agreement with Ms. Summers. The employment agreement provides that Ms. Summers is entitled to severance compensation if a change in control has occurred and (i) Ms. Summers’ employment is then involuntarily terminated during the term of the employment agreement absent just cause, or (ii) within twenty-four (24) months following the change in control, there is a material diminution in Ms. Summers’ base compensation, a material diminution in her authority, duties or responsibilities, a material diminution in the budget over which she retains authority, a material change in the geographic location of her office, or any other action or inaction that constitutes a material breach of the employment agreement by Roebling Bank and Ms. Summers voluntarily resigns.  Ms. Summers would not be entitled to change in control compensation if her termination is because of her death, disability, retirement or for cause.

In connection with the execution of the merger agreement, Ms. Summers has entered into a Transition Period Retention Agreement with 3rd Fed Bank.  In the event that the merger agreement is terminated prior to completion of the merger, this transition agreement would terminate and be of no further force and effect.  In the Transition Period Retention Agreement, Ms. Summers and 3rd Fed Bank agreed that as of the effective date of the merger, the employment agreement between Ms. Summers and Roebling Bank would terminate and be of no further force and effect, and would be superseded and replaced by such transition agreement. The transition agreement provides that Ms. Summers will continue to be employed by 3rd Fed Bank for a period of six (6) months following the merger, after which time Ms. Summers may voluntarily terminate employment as a result of a material diminution in her authority, duties, or responsibilities. If Ms. Summers terminates her employment under such terms, or if her employment is terminated at any time by 3rd Fed Bank without cause, the transition agreement provides that Ms. Summers would be entitled to a single lump-sum payment in the amount of $275,442, subject to Ms. Summers’ execution of a release of claims at such time. However, if Ms. Summers terminates employment with 3rd Fed Bank with or without good reason within six months following the merger, she will not be entitled to any severance payment. The transition agreement further provides that Ms. Summers will be bound by a non-solicitation and non-disparagement clause from the time of the merger through the later of one year thereafter or one year following termination of her employment.

Directors Consultation and Retirement Plan. Roebling Bank sponsors a Directors Consultation and Retirement Plan to provide retirement benefits to non-employee directors of Roebling Bank. Payments under this plan commence upon retirement as a director of Roebling Bank.  The amount of such payments is based on the number of years of service to Roebling Bank, and payments continue for a maximum of 120 months to the retired directors or their beneficiaries. In the event of a change in control of Roebling or Roebling Bank, the plan provides that benefits payable to a participant who has terminated from service as a director prior to the change in control remain payable without regard to such change in control. A participant of the plan who has not terminated from service as a director prior to the change in control would be eligible to receive a lump-sum payment equal to the present value of his retirement benefit upon his termination from service. The completion of the merger will constitute a change in control for purposes of the Roebling Bank Directors Consultation and Retirement Plan. No payments under such plan will be made with respect to the merger, except in compliance with the golden parachute payment regulations codified at 12 C.F.R. Part 359 and subject to the non-objection of the FDIC and/or OCC. Further, no payment of benefits obligations under the plan will include any acceleration of benefits vesting or increase in the financial reporting expense accruals as a result of the merger. Pursuant to the terms of the merger agreement, in no event will the benefits payable in accordance with the Directors Consultation and Retirement Plan exceed the accrued liability computed in accordance with US GAAP on the merger date, which is less than the present value of the benefit provided for in the plan. While the total liability cannot be determined until the merger date, it is estimated that it will be approximately $1 million. The accrued liability of each active non-employee director participant’s retirement benefit amount as of September 30, 2012 (the most recent date for which individual data is available) is set forth in the following table:

Director	Accrued Liability Retirement Benefit as of September 30, 2012
Mark V. Dimon	$159,454
John J. Ferry	163,281
Joan K. Geary	157,681
John A. LaVecchia	158,798
George N. Nyikita	158,488
Robert R. Semptimphelter, Sr.	154,626
$952,328

Directors Deferred Compensation Agreements. Roebling Bank has existing Directors’ Deferred Compensation Agreements with John J. Ferry, Mark V. Dimon and George N. Nyikita, which provide that upon a change in control, the director would receive a lump-sum distribution of his deferred compensation account. The completion of the merger will constitute a change in control for the purposes of the Roebling Bank Directors Deferred Compensation Agreements.

Bank Owned Life Insurance Policy. As part of the Directors’ Deferred Compensation Agreement, Roebling has implemented a Bank Owned Life Insurance Policy with respect to Mark V. Dimon, which has a cash surrender value of $153,357 as of December 31, 2012. Upon the completion of the merger, the cash surrender value amount at that time would be paid to Mr. Dimon and the policy may be cancelled.

Equity-Based Awards. Pursuant to Roebling’s existing equity plans, all unvested options to purchase shares of Roebling common stock will become vested and exercisable upon consummation of the merger. All options to purchase shares of Roebling common stock are currently vested and exercisable, and no additional options will be granted prior to the merger.  However, as the exercise prices per share of all existing stock options are each greater than $8.60, no payments will be made with respect to cancellation of such options in connection with the merger.  There are currently no unvested restricted stock awards with respect to Roebling common stock, and no awards of such restricted stock will be made prior to the merger. As of the effective time of the merger, Roebling will terminate all of Roebling’s existing equity plans.

Termination of Roebling Bank ESOP. The Roebling Bank ESOP will be terminated upon completion of the merger.  Upon termination of the plan, all participants will become fully vested and have a non-forfeitable interest in their accounts under the ESOP, determined in accordance with the terms of such plan.   ESOP participants will be permitted to make an election to receive cash, or a combination of cash and stock in exchange for the shares of Roebling common stock allocated to their ESOP accounts.  All unallocated shares of Roebling common stock in the ESOP will be exchanged for cash, which will be used to repay the outstanding ESOP loan balance.  Presently, it is not anticipated that there will be any cash remaining after repayment of the outstanding ESOP loan.

Roebling Bank Profit Sharing 401(k) Plan. TF will continue to review the Roebling Bank 401(k) Plan and, pursuant to the merger agreement, may determine to request that Roebling terminate such 401(k) Plan or merge it into TF’s 401(k) Plan as of or immediately prior to the effective time of the merger.

Appointment of Roebling Director to the 3rd Fed Bank Board of Directors. TF will invite John J. Ferry, Chairman of the Roebling Board of Directors, to serve on the board of directors of 3rd Fed Bank following completion of the merger.  See “Management Following the Merger” on Page [  ]. Mr. Ferry will be entitled to compensation received by other members of the 3rd Fed Bank board of directors.

See “Management Following the Merger – Director Compensation.” If Mr. Ferry is not able or willing to serve in such capacity, the TF board of directors will select another individual to fill such directorship role.

Continued Director and Officer Liability Coverage. For a period of six years following the effective time of the merger, TF has agreed to indemnify and hold harmless the directors and officers of Roebling and Roebling Bank against all liability arising out of actions or omissions occurring at or before the effective time of the merger to the fullest extent that Roebling and/or Roebling Bank would have been permitted. For a period of three years following the effective time of the merger, TF has also agreed to use its best efforts to maintain in effect Roebling’s existing directors’ and officers’ liability insurance coverage or provide a policy with comparable coverage; provided, however, if the cost that is necessary to maintain or procure such insurance coverage exceeds 150% of the amount of annual premiums paid by Roebling as of the date of the merger agreement, TF will use its reasonable efforts to obtain the most advantageous coverage obtainable for a premium equal to such amount.

     Retention Bonus Plan. TF and Roebling have cooperated in entering into a retention bonus plan for the benefit of certain executives of Roebling and Roebling Bank, including R. Scott Horner. Each executive covered by the plan will receive a retention bonus, paid by TF or 3rd Fed Bank in a single lump sum, if he or she continues in employment with TF or 3rd Fed Bank following the merger and remains in such employment for no less than 60 days thereafter. The amount of the retention bonus received, if any, will be in an amount equal to two months’ salary of the respective executive, calculated based on his or her base salary immediately prior to the merger. If such executive is terminated from employment by TF or 3rd Fed Bank without cause prior to the expiration of the full 60 day period, he or she will nevertheless be entitled to receive the entire amount of the bonus.

Summary of Golden Parachute Arrangements

The following table sets forth the aggregate dollar value of the various elements of compensation that each named executive officer of Roebling would receive that is based on or otherwise related to the merger:

Golden Parachute Compensation (1)

Name	Cash ($)	Equity ($)(4)	NQDC ($)	Total ($)

R. Scott Horner, President and Chief Executive Officer (2)	25,641	-	-	25,641

Janice A. Summers, Executive Vice President and Chief Financial Officer (3)	275,442	-	-	275,442
______________
(1)	This table relates to “golden parachute compensation” for the purposes of Item 402(t) of Regulation S-K, which may differ from how such compensation is defined under the Internal Revenue Code.
(2)
TF and Roebling have agreed that certain Roebling executives will be entitled to receive a retention bonus in an amount equal to two months’ salary of such executive, payable by TF or 3rd Fed Bank, if such executive continues in the employment of TF or 3rd Fed Bank following the effective time of the merger and remains in such employment for 60 days, or if the executive’s employment is terminated by TF or 3rd Fed Bank prior to the expiration of such 60 day period without cause. The retention bonus that Mr. Horner will be entitled to receive ($20,833), if any, will be calculated with reference to his base salary of $125,000. In addition, Mr. Horner is eligible to receive a severance payment of two weeks’ pay (approximately $4,808), if he is terminated following the merger assuming he has only one year of completed service at the time of his termination.

(3)
Pursuant to the Transition Period Retention Agreement entered into between 3rd Fed Bank and Ms. Summers as described above, Ms. Summers will be entitled to a single lump-sum severance payment in the amount of $275,442 if she resigns from employment with good reason later than six months after the effective time of the merger or if she is terminated from employment by 3rd Fed Bank without cause following the completion of the merger, subject to the execution of a release of claims by Ms. Summers.

(4)
Ms. Summers currently holds 10,000 stock options, with an exercise price of $12.725, which is greater than the per share cash consideration price of $8.60 and therefore, pursuant to the merger agreement, will not result in any payment upon the cancellation of the options.   Neither Mr. Horner nor Ms. Summers holds any unvested stock options or restricted stock awards.

Employee Matters

Nothing in the merger agreement shall be construed as constituting an employment agreement between TF, 3rd Fed Bank or any of their affiliates and any officer or employee of Roebling or any of its subsidiaries or an obligation on the part of TF, 3rd Fed Bank or any of their affiliates to employ any such officers or employees.

In the event that TF terminates any of Roebling’s health and welfare benefit plans, programs, insurance and other policies, all employees of Roebling or Roebling Bank who continue employment with TF or 3rd Fed Bank following the effective time of the merger will become eligible to participate in TF’s or 3rd Fed Bank’s medical, dental, health and disability plans.  With respect to each TF or 3rd Fed Bank health plan, TF or 3rd Fed Bank, as applicable shall cause each such plan to (1) waive any pre-existing condition limitations under such plans to the extent such conditions for such participant are covered under the applicable Roebling health plan, and (2) waive any waiting period limitation or evidence of insurability requirement under said plans, unless such employee had not yet satisfied any similar limitation or requirement under the analogous Roebling plan prior to the enrollment date.

Any employee of Roebling or Roebling Bank (other than those employees who are a party to an employment, change of control or other type of agreement with Roebling which provides for severance) who remain employed by Roebling or Roebling Bank as of the effective time of the merger and whose employment is terminated by TF or 3rd Fed Bank, absent termination for cause, within six months after the effective time of the merger, shall receive severance benefits equal to two weeks of pay for each completed year of prior service with a maximum severance payment of 26 weeks.

Time of Completion

Unless the parties agree otherwise or the merger agreement has otherwise been terminated, the closing of the merger will take place on the 10th business day following the later of (1) the effective date (including the expiration of any applicable waiting period) of the last required regulatory approval and (2) the date shareholders of Roebling approve the merger agreement.

TF and Roebling are working to complete the merger quickly.  It is currently expected that the merger will be completed in the second or third quarter of 2013.  However, because completion of the merger is subject to regulatory approvals and other conditions, the parties cannot be certain of the actual timing.

Conditions to Completing the Merger

TF’s and Roebling’s obligations to consummate the merger are conditioned on the following:

•	approval of the merger agreement by Roebling’s shareholders;

•	receipt of all required regulatory approvals, the expiration of all statutory waiting periods and the satisfaction of all conditions contained in the approvals;

•
there shall be no pending causes of action, investigations or proceedings (1) challenging the validity or legality of the merger agreement or the consummation of the merger, or (2) seeking damages in connection with the merger, or (3) seeking to restrain or invalidate the merger;

•
TF’s registration statement of which this proxy statement/prospectus is a part being effective and no stop order suspending the registration statement being issued, and receipt of all required approvals of state securities or “blue sky” authorities;

•
no party to the merger being subject to any judgment, legal order, decree or injunction that prohibits consummating any part of the transaction, and the absence of any statute, rule or regulation that prohibits, restricts or makes illegal the completion of any part of the transaction;

•	the shares of TF common stock to be issued in the merger having been approved for listing on NASDAQ;

•	the receipt of tax opinions from their respective counsel;

•
the other party having performed in all material respects its obligations under the merger agreement, the other party’s representations and warranties being true and correct as of the effective date of the merger subject to certain qualifications and receipt of a certificate signed by the other party’s chief executive officer and chief financial officer to that effect.

TF’s obligations to consummate the merger are also conditioned on the following:

•
No fact, event, or condition exists or has occurred that would have a material adverse effect on Roebling or its subsidiaries or the consummation of the transactions contemplated by the merger agreement;

•
receipt by Roebling of all consents and approvals from third parties (other than those required from regulatory authorities) required to complete the merger, unless failure to obtain those consents or approvals would not have a material adverse effect on the merger or on TF as the surviving corporation after completion of the merger;

•
there shall be no action taken by any regulatory authority, which, in connection with approval of the merger, imposes, in the judgment of TF, any material adverse requirement upon TF or any TF subsidiary, including, without limitation, any requirement that TF sell or dispose of any significant amount of assets of Roebling or any Roebling subsidiary;

•
Roebling’s non-performing assets (defined as non-accrual loans, accruing troubled debt restructurings (within certain agreed-upon exceptions), loans past due 90 days or more and still accruing interest and other real estate owned) must not exceed $3.75 million as of the last day of the month prior to the month in which the merger is expected to be consummated or have net charge-offs between the date of the merger agreement and the effective time of the merger exceeding $1.0 million; and

•	Roebling’s adjusted stockholders’ equity (which means consolidated stockholders’ equity (in accordance with US GAAP), adjusted for legal, financial advisory and other expenses incurred in connection with the merger, disregarding accumulated other comprehensive income attributable to unrealized gains or losses on securities available for sale, net of tax), must be at least $15,250,000 as of the last day of the month prior to the month in which the merger is expected to be consummated.

Roebling cannot guarantee whether all of the conditions to the merger will be satisfied or waived by the party permitted to do so.

Conduct of Business Before the Merger

Roebling has agreed that, until completion of the merger, it and its subsidiaries will:

General Business

•	conduct its business in the usual, regular and ordinary course consistent with past practice and prudent banking principles;

•
use its best efforts to maintain and preserve intact its business organization, employees, goodwill with customers and other business relationships and retain the services of its officers and key employees; and

•
except as required by law or regulation, take no action which would adversely affect or delay the ability of TF or Roebling to obtain any consent from any regulatory authority or other approvals required for the consummation of the transactions contemplated by the merger agreement or to perform its respective covenants and agreements under the merger agreement or which would cause a breach of any representation or warranty if made immediately after such action.

Roebling has agreed that, until completion of the merger, unless required by law or permitted by TF, neither it nor its subsidiaries will:

Indebtedness

•
incur any material liabilities or material obligations (other than deposit liabilities and short-term borrowings in the ordinary course of business not to exceed a maturity of one year), whether directly or by way of guaranty, including any obligation for borrowed money, or whether evidenced by any note, bond, debenture, or similar instrument;

Capital Stock

•
change the number of shares of the authorized, issued or outstanding capital stock of Roebling (except for the issuance of Roebling common stock upon the exercise of outstanding stock options), including any issuance, purchase, redemption, split, combination or reclassification thereof;

•	issue or grant any option, warrant, call, commitment, subscription, right or agreement to purchase relating to the capital stock of Roebling;

•	declare, set aside or pay any dividend or other distribution with respect to the outstanding capital stock of Roebling;

Acquisitions and Dispositions

•	sell, transfer, convey or otherwise dispose of any real property (including “other real estate owned”) or interest therein;

•	purchase or otherwise acquire, or sell or otherwise dispose of, any assets or incur any liabilities other than in the ordinary course of business consistent with past practices;

Investments

•
acquire or agree to acquire 5% or more of the assets or equity securities of any person or business or acquire direct or indirect control of any person or business (except for foreclosures in the ordinary course of business and after consultation with TF);

•
enter into any futures contract, option, interest rate caps, interest rate floors, interest rate exchange agreement or other agreement, or take any other action for purposes of hedging the exposure of its interest-earning assets and interest-bearing liabilities to changes in market rates of interest;

•
purchase or sell or otherwise acquire any investment securities other than those issued by the U.S. Treasury or an agency of the United States government with a maximum remaining maturity of three years or less;

Contracts

•	enter into or extend any agreement, lease or license relating to real property, personal property, data processing or bankcard functions that involves an aggregate of $10,000 or more;

•
waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing agreement or indebtedness to which Roebling or any Roebling subsidiary is a party, other than in the ordinary course of business, consistent with past practice;

Loans

•
originate, purchase, extend or grant any loan other than loans that are fully secured by owner-occupied residential property and not in excess of $400,000 or up to $417,000 if the loan has been originated under a commitment to be sold in the secondary market and conforms to all applicable requirement of Fannie Mae or loans that are unsecured not in excess of $7,500, except for binding obligations as of the date of the merger agreement;

Employee Matters

•	unless previously disclosed by Roebling, pay any bonuses to any employee, officer, director or other person;

•	grant any general increase in compensation or pay any bonuses to its employees as a class or to its officers;

•	enter into any new, or amend in any respect any existing, employment, consulting, retirement, severance, non-competition or independent contractor agreement with any person;

•	alter the terms of any existing incentive bonus or commission plan;

•	adopt any new or materially amend any existing employee benefit plan except as required by law;

•	hire any new employees other than to replace departing employees and at a salary not in excess of the salary paid by TF for similarly-situated employees;

•
except for the execution of the merger agreement and the consummation of the merger, take any action that would give rise to a right of payment to any individual under any employment agreement (other than salary earned for prior service) or that would give rise to an acceleration of the right to payment to any individual under any of Roebling’s benefit plans;

•
terminate any individual that is a party to an employment contract or change of control agreement prior to the effective time of the merger, other than for “cause” as defined in the applicable agreement;

•
make any written communication to employees of Roebling or any of its subsidiaries pertaining to compensation or benefit matters affected by the merger or the transactions contemplated by the merger agreement without first providing TF with a copy or description of the intended communication;

Litigation

•
commence any cause of action or proceeding other than in accordance with past practice or settle any action, claim, arbitration, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, hearing, inquiry or other proceeding against it for material money damages or material restrictions upon any of its operations;

Governing Documents

•	amend its certificate of incorporation or bylaws or other governing documents;

Deposits

•	increase or decrease the rate of interest paid on time deposits or on certificates of deposit, except in a manner and pursuant to policies consistent with past practices;

Capital Expenditures

•	other than expenditures necessary to maintain existing assets in good repair, make any capital expenditures in excess of $25,000;

Branches

•
file any applications or make any contract with respect to branching by Roebling Bank (whether de novo, purchase, sale or relocation) or acquire or construct, or enter into any agreement to acquire or construct, any interest in real property;

Other Agreements

•	form any new subsidiary;

•	enter into, renew, extend or modify any other transaction (other than a deposit transaction) with any affiliate other than pursuant to existing policies;

•
make any changes to its existing policies regarding credit, loan loss reserves, loan charge-offs, investments, asset/liability management or other material banking policies, except as required by changes in applicable law or regulations or US GAAP;

•	take any action that is intended or may reasonably be expected to result in any of the conditions to the merger not being satisfied; and

•
foreclose upon or take a deed or title to any commercial real estate without first conducting a Phase I environmental assessment of the property or if such assessment indicates the presence of an underground storage tank or hazardous material.

Covenants of Roebling and TF in the Merger Agreement

Agreement Not to Solicit Other Proposals.  Roebling has agreed that neither it nor its officers, directors, employees and representatives will: (1)  initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any acquisition proposal or offer by a third party; (2) enter into, continue or otherwise participate in discussions or negotiations regarding, or furnish any information with respect to, or otherwise cooperate in any way with, an acquisition proposal; or (3) furnish any non-public information that it is not legally obligated to furnish or negotiate or enter into any agreement or contract with respect to any acquisition transaction.  An acquisition transaction includes a proposal for any of the following:

•	a merger or consolidation, or any similar transaction of any company with Roebling (other than the merger with TF);

•	a purchase, lease or other acquisition of all or substantially all of the assets of Roebling;

•
a purchase or other acquisition of beneficial ownership by any person or group which would cause such person or group to become the beneficial owner of securities representing 25% or more of the voting power of Roebling; or

•	a tender or exchange offer to acquire securities representing 25% or more of the voting power of Roebling.

Despite the agreement of Roebling not to solicit other proposals for an acquisition transaction, prior to obtaining shareholder approval of the merger agreement with TF, Roebling may generally negotiate or have discussions with, or provide information to, a third party who makes an unsolicited, written, bona fide proposal for an acquisition transaction not solicited in violation of the merger agreement, provided that Roebling’s board of directors:

•
after consultation with its outside legal counsel and financial advisor, in good faith deems such action to be legally necessary for the proper discharge of its fiduciary duties to Roebling’s shareholders under applicable law;

•
after consultation with its outside legal counsel and financial advisor, in good faith determines that the transaction presented by such unsolicited acquisition proposal, taking into account all legal, financial and regulatory aspects of the proposal and the person making the proposal, (1) is more favorable from a financial point of view than the transactions contemplated by the merger agreement with TF (taking into account any changes to the financial terms of the merger agreement proposed by TF in response to the other proposal) and (2) is reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal (referred to in this document as a “superior proposal”); and

•
at least two business days prior to furnishing any non-public information to, or entering into discussions with, such person, gives TF written notice of the identity of such person and of Roebling’s intention to furnish such non-public information or enter into such discussions.

If Roebling receives a proposal or information request from a third party or enters into negotiations with a third party regarding a superior proposal, Roebling must immediately notify TF and provide TF with information about the third party and its superior proposal and keep TF fully informed in all material respects of the status and details of such proposal.

Certain Other Covenants.  The merger agreement also contains other agreements relating to the conduct of TF and Roebling before consummation of the merger, including, but not limited to, the following:

•
Roebling and its subsidiaries will give TF reasonable access, during normal business hours, to its properties, and shall disclose or make available to TF and its representatives all books, papers and records relating to the assets, stock, properties, operations, obligations and liabilities of Roebling and its subsidiaries;

•
each party shall cause to be prepared and filed all required applications and filings with the regulatory authorities which are necessary or contemplated for obtaining the consents of the regulatory authorities or consummation of the merger;

•	TF was required to prepare the registration statement of which this proxy statement/prospectus forms a part and Roebling agreed to cooperate in its preparation;

•
each party will use its best efforts to take all actions and do all things necessary, proper or advisable under applicable laws and regulations, or otherwise, to consummate the merger and the other transactions contemplated by the merger agreement;

•
Roebling will make all reasonable efforts to cause Roebling’s and Roebling Bank’s data processing service providers to cooperate with TF in connection with the data processing conversion to occur after the effective time of the merger and will permit its employees to be trained in the new system during normal business hours;

•
Roebling will invite a representative of TF to attend all regular and special meetings of Roebling’s board of directors and committees thereof.  Roebling may request that the representative of TF recuse himself or herself from any meeting (1) if the merger or any other acquisition transaction is the subject of discussion or (2) to preserve attorney-client privilege with respect to any specific matter;

•
Roebling will take all actions necessary to convene a meeting of its shareholders to vote on the merger agreement to be held no later than 60 days after the registration statement is declared effective;

•	each party shall have the right to review any filing made with, or written material submitted to, any government agencies in connection with the transactions contemplated by the merger agreement;

•
each party will furnish the other with all information concerning itself, its subsidiaries, directors, trustees, officers, shareholders and depositors, and such other matters as may be necessary or advisable in connection with any statement or application made by or on behalf of either party to any governmental body in connection with the transactions, applications or filings contemplated by the merger agreement;

•
each party will promptly furnish the other party with copies of written communications received by them or their respective subsidiaries from, or delivered by any party to, any governmental body in respect of the merger;

•	Roebling and TF will consult with one another prior to issuing any press release or other public disclosure related to the merger;

•
Roebling’s board of directors will recommend at the meeting of Roebling’s shareholders that the shareholders vote to approve the merger agreement and will use commercially reasonable best efforts to obtain the necessary shareholder approval; and

•
Roebling and TF will cooperate in establishing a retention bonus plan for certain employees of Roebling and Roebling Bank who remain employed at TF or 3rd Fed Bank after the effective time of the merger.

Representations and Warranties Made by Roebling and TF in the Merger Agreement

Roebling and TF have made certain customary representations and warranties to each other in the merger agreement relating to their respective businesses.  For information on these representations and warranties, please refer to the merger agreement attached as Annex A.  The representations and warranties must be true in all material respects through the completion of the merger.  See “-- Conditions to Completing the Merger” on page ___.

The representations and warranties contained in the merger agreement were made only for purposes of the merger agreement and are made as of specific dates, were solely for the benefit of the parties to the merger agreement, and may be subject to limitations agreed to by the contracting parties, including without limitation being qualified by disclosures between the parties.  These representations and warranties may have been made for the purpose of allocating risk between the parties to the merger agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors as statements of factual information.

Terminating the Merger Agreement

The merger agreement may be terminated at any time before the effective time of the merger, as follows:

•	by the written mutual consent of TF and Roebling;

•	by either party, if the shareholders of Roebling fail to approve the merger agreement;

•	by either party, if a required regulatory approval, consent or waiver is denied;

•
by either party, if the merger is not consummated by September 30, 2013 unless failure to complete the merger by that time is due to a breach of any of the representations, warranties, covenants or other agreements contained in the merger agreement by the party seeking to terminate the merger agreement;

•
by either party, if the other party materially breaches any covenant or agreement contained in the merger agreement, or in the event of an inaccuracy of any representation or warranty of the other party, in either case that has not been cured within 30 days following written notice to such party;

•	by TF, if Roebling fails to hold its shareholder meeting to vote on the merger agreement within the time frame set forth in the merger agreement;

•
by TF, if the board of directors of Roebling does not recommend approval of the merger to the Roebling shareholders or withdraws or revises its recommendation in a manner adverse to TF or publicly discloses its intent to do so;

•
by Roebling, prior to the approval of the merger agreement by the shareholders of Roebling, if Roebling receives a superior proposal from a third party that, in the good faith determination of Roebling’s board of directors, the board is required to accept in order to comply with its fiduciary duties and TF does not make an offer at least as favorable to Roebling within four days after notice;

•
by Roebling, at any time during a five-day period beginning on the date that all required regulatory approvals have been received (the “Determination Date”), only if both of the following conditions are satisfied:

o	the average of the daily closing sales price for the TF common stock for the 20 consecutive trading days immediately preceding the Determination Date (the “TF Market Value”) is less than $20.29; and

o
the number obtained by dividing the TF Market Value on the Determination Date by $23.87 is less than the number obtained by dividing (i) the average closing prices of the NASDAQ Bank Index for the 20 consecutive trading days immediately preceding the Determination Date by (ii) the NASDAQ Bank Index closing value on December 14, 2012 minus 0.15.

Termination Fee

The merger agreement requires Roebling to pay TF a fee of $650,000 if the merger agreement is terminated in certain circumstances.  Specifically, Roebling must pay the termination fee if TF terminates the merger agreement as a result of Roebling’s failure to timely hold a shareholder meeting to vote upon the merger agreement, or if Roebling’s board of directors fails to recommend approval of the merger agreement or modifies, withdraws or changes in any manner adverse to TF its recommendation to approve the merger agreement.  In addition, Roebling is also required to pay the $650,000 termination fee if Roebling terminates the merger agreement after having received a superior proposal that, in the good faith determination of Roebling’s board of directors, the board is required to accept in order to comply with its fiduciary duties.

In addition, if, after a public announcement that another party would like to enter into a transaction with Roebling, TF terminates the merger agreement due to the shareholders of Roebling failing to approve the merger, Roebling will be required to pay TF a fee of $275,000, and if Roebling enters into a transaction with any other party within 15 months of the termination of the merger agreement, Roebling will be required to pay a fee of $650,000 to TF, less any amounts previously paid at the time the merger agreement was terminated.

Expenses

Each of TF and Roebling will pay its own costs and expenses incurred in connection with the merger.

Changing the Terms of the Merger Agreement

Before the completion of the merger, TF and Roebling may agree to waive, amend or modify any provision of the merger agreement.

Dissenters’ Rights of Appraisal

Roebling is organized under New Jersey law. As the Roebling shareholders will receive cash or securities traded on a national securities exchange, no dissenters’ rights are available under New Jersey law.

SELECTED HISTORICAL FINANCIAL DATA FOR TF FINANCIAL CORPORATION

The following selected financial information for the fiscal years ended December 31, 2012 and 2011, is derived from audited consolidated financial statements of TF Financial Corporation.  In the opinion of TF’s management, this information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data for those dates.  You should read this information in conjunction with TF’s consolidated financial statements and related notes for the three years ended December 31, 2012 and 2011, beginning on page F-__ of this proxy statement/prospectus.

	Year Ended December 31,
(In thousands, except per share data)	2012	2011	2010	2009
Financial Condition Data:
Total assets	$711,836	$681,929	$691,757	$714,090
Investment securities	104,249	117,091	127,490	122,784
Loans receivable, net	526,720	494,613	501,658	`530,734
Deposits	560,315	551,288	550,135	552,716
Borrowings	60,656	46,908	61,987	80,241
Total stockholders’ equity	82,945	77,408	73,416	71,874

Operating Data:
Interest income	$29,220	$31,288	$33,568	$36,597
Interest expense	4,937	7,415	10,208	13,981
Net interest income	24,283	23,873	23,360	22,616
Provision for loan losses	2,400	3,728	4,241	2,930
Net interest income after provision for loan losses	21,883	20,145	19,119	19,686
Non-interest income	4,086	3,620	3,527	4,073
Non-interest expense	18,861	18,817	18,245	17,748
Income before taxes	7,108	4,948	4,401	6,011
Income taxes	1,725	1,019	1,049	1,497
Net income	5,383	3,929	3,352	4,514

Per Share Data:
Earnings per share, basic	$1.97	$1.45	$1.25	$1.70
Earnings per share, diluted	1.97	1.45	1.25	1.70

	Year Ended December 31,
	2012	2011	2010	2009
Performance Ratios (1):
Return on average assets	0.78%	0.57%	0.47%	0.63%
Return on average equity	6.68	5.17	4.55	6.63
Interest rate spread	3.85	3.79	3.49	3.25
Net interest margin	3.90	3.85	3.58	3.38
Dividend payout ratio	10.15	13.79	60.80	44.71
Efficiency ratio (1)	63.78	66.60	65.55	68.67
Average interest-earning assets to average interest-bearing liabilities	106.60	94.92	94.20	106.19
Average equity to average assets	11.68	11.91	11.04	9.93

Asset Quality Ratios:
Allowance for loan losses as a percent of total loans	1.30	1.61	1.63	0.97
Allowance for loan losses as a percent of nonperforming loans	82.81	64.59	43.88	62.95
Non-performing loans as a percent of total loans	1.56	2.49	3.72	1.55
Non-performing loans as a percent of total assets	1.17	1.84	2.74	1.16

(1)	Represents the difference between the tax-equivalent weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.

SELECTED HISTORICAL FINANCIAL DATA FOR ROEBLING

The following selected financial information for the fiscal years ended September 30, 2012 and 2011 is derived from audited consolidated financial statements of Roebling Financial Corp, Inc. The financial information as of and for the three months ended December 31, 2012 and 2011 is derived from unaudited financial statements.  The results of operations for the three months ended December 31, 2012 are not necessarily indicative of the results of operations for the full year or any other interim period.  You should read this information in conjunction with Roebling’s consolidated financial statements and related notes for the year ended September 30, 2012, beginning on page F-__ of this proxy statement/prospectus.

	At or for the Three Months Ended December 31,		At or for the Year Ended September 30,
	2012	2011	2012	2011
	(dollars in thousands, except per share data)
Selected Balance Sheet Data:
Assets	$161,108	$164,441	$161,793	$163,868
Loans receivable, net	105,413	110,121	106,001	108,616
Securities	47,136	42,558	44,089	42,927
Deposits	133,288	134,770	128,904	139,219
Borrowed funds	8,825	10,755	13,650	6,000
Stockholders' equity	16,814	16,751	16,895	16,630
Selected Results of Operations:
Interest income	1,513	1,641	6,313	6,892
Interest expense	292	390	1,359	1,761
Net interest income	1,221	1,251	4,954	5,131
Provision for (recovery of) loan losses	--	--	350	(150	) )
Non-interest income	143	124	538	481
Non-interest expense	1,202	1,209	4,976	5,068
Net income	54	107	126	440
Per Share Data:
Earnings per share - basic	0.03	0.06	0.08	0.27
Earnings per share - diluted	0.03	0.06	0.08	0.27
Book value per share	9.97	9.93	10.02	9.86
Weighted average basic shares outstanding	1,669,370	1,660,220	1,663,651	1,654,501
Weighted average diluted shares outstanding	1,669,370	1,660,220	1,663,651	1,654,501
Performance Ratios:
Return on average assets	0.14%	0.26%	0.08%	0.27%
Return on average equity	1.28	2.56	0.75	2.70
Net interest rate spread	2.92	2.93	2.98	3.00
Net interest margin	3.16	3.19	3.24	3.28
Efficiency ratio	88.13	87.42	90.61	90.31
Dividend payout ratio	—	—	—	—
Average interest-earning assets to average interest-bearing liabilities	131.76	125.75	129.17	124.77
Asset Quality Ratios:
Non-performing loans to total assets	1.08	0.68	1.07	0.53
Non-performing loans to total loans	1.63	1.01	1.61	0.80
Net charge-offs to average loans	—	—	0.30	1.58
Allowance for loan losses to total loans at period end	1.25	1.17	1.24	1.19
Allowance for loan losses to non-performing loans
at period end	76.64	116.21	76.88	149.17
Capital Ratios:
Average equity to average assets	10.53	10.15	10.59	9.94
Equity to assets at period end	10.44	10.19	10.44	10.15

PRO FORMA DATA

The following unaudited pro forma condensed combined financial information is based on the historical financial statements of TF and Roebling, and has been prepared to illustrate the financial effect of TF’s merger with Roebling. The following unaudited pro forma condensed combined financial information combines the historical consolidated financial position and results of operations of TF and its subsidiaries and of Roebling and its subsidiaries, as an acquisition by TF of Roebling using the acquisition method of accounting and giving effect to the related pro forma adjustments described in the accompanying notes. Under the acquisition method of accounting, the assets and liabilities of Roebling will be recorded by TF at their respective fair values as of the date the merger is completed.

The unaudited pro forma condensed combined financial information set forth below assumes that the merger with Roebling was consummated on January 1, 2012 for purposes of the unaudited pro forma condensed combined statement of income and December 31, 2012 for purposes of the unaudited pro forma condensed combined balance sheet and gives effect to the merger, for purposes of the unaudited pro forma condensed combined statement of income, as if it had been effective during the entire period presented.

These unaudited pro forma condensed combined financial statements reflect the Roebling merger based upon estimated preliminary acquisition accounting adjustments. Actual adjustments will be made as of the effective date of the merger and, therefore, may differ from those reflected in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial statements included herein are presented for informational purposes only and do not necessarily reflect the financial results of the combined company had the companies actually been combined at the beginning of each period presented. The adjustments included in these unaudited pro forma condensed financial statements are preliminary and may be revised. This information also does not reflect the benefits of the expected cost savings and expense efficiencies, opportunities to earn additional revenue, potential impacts of current market conditions on revenues, or asset dispositions, among other factors, and includes various preliminary estimates and may not necessarily be indicative of the financial position or results of operations that would have occurred if the merger had been consummated on the date or at the beginning of the period indicated or which may be attained in the future. The unaudited pro forma combined condensed consolidated financial information has been derived from and should be read in conjunction with the historical consolidated financial statements and the related notes of TF and Roebling, which are included elsewhere in this proxy statement/prospectus. See “Index to Financial Statements” beginning on page F-__.

TF Financial Corporation
Pro Forma Condensed Combined Balance Sheet
As of December 31, 2012

	TF Financial Corporation	Roebling Financial Corp, Inc.	Pro Forma Adjustments	Pro Forma Combined TF Financial Corporation
	(Dollars in thousands, except shares and per share amounts)

Assets
Cash and cash equivalents (1)	$31,137	$2,300	$(7,252)	$26,185
Investment securities
Available for sale	102,284	47,051	--	149,335
Held to maturity (2)	1,965	85	3	2,053
Loans held for sale	706	--		706
Gross loans (3)(4)	533,642	106,746	(3,274)	639,813
			2,699
Allowance for loan losses (5)	(6,922)	(1,333)	1,333	(6,922)
Net loans	526,720	105,413	758	632,891
Goodwill and other intangibles (6)	5,280	--	1,237	6,517
Other assets (7)	43,743	6,259	(430)	49,573
Total Assets	$711,835	$161,108	$(5,684)	$867,260
Liabilities and Shareholders’ Equity
Liabilities
Deposits (8)	$560,315	$133,288	$634	$694,237
Other borrowings (9)	63,536	8,825	98	72,459
Other liabilities	5,040	2,181	--	7,221
Total Liabilities	628,891	144,294	732	773,917
Total Shareholders’ Equity (10) (11) (12)	82,945	16,814	(16,814)	93,342
			7,253
			3,144
Total Liabilities and Shareholders’ Equity	$711,836	$161,108	$(5,684)	$867,260

Book value (13)	$29.22	$9.97		$29.68
Tangible book value (13)	$27.36	$9.97		$27.60
Shares outstanding (14)	2,838,493	1,686,627	306,948	3,145,441

See notes to the unaudited pro forma condensed combined financial information.

TF Financial Corporation
Pro Forma Condensed Combined Statement of Income
Combining the fiscal years ended
December 31, 2012 for TF Financial Corporation
and
September 30, 2012 for Roebling Financial Corp, Inc.

	TF Financial Corporation	Roebling Financial Corp, Inc.	Pro Forma Adjustments	Pro Forma Combined TF Financial Corporation
	(Dollars in thousands, except shares and per share amounts)

Interest Income
Loans, including fees (3)(4)	$25,205	$5,207	$(444)	$29,968
Securities and other	4,015	1,106	--	5,121
Total Interest Income	29,220	6,313	(444)	35,089

Interest Expense
Deposits (8)	3,532	1,177	(423)	4,286
Borrowings (9)	1,405	182	(98)	1,489
Total Interest Expense	4,937	1,359	(521)	5,775
Net Interest Income	24,283	4,954	77	29,314
Provision for loan losses	2,400	350	--	2,750
Net Interest Income After Provision for Loan Losses	21,883	4,604	77	26,564

Other Income (13)	4,086	538	--	4,624
Other Expense (6)(15)(16)	18,861	4,976	206	24,044
Income before Income taxes	7,108	166	(129)	7,145
Provision for income taxes (17)	1,725	40	(44)	1,721
Net Income Available to Common Shareholders	$5,383	$126	(85)	5,424

Earnings Per Share
Basic (18)	$1.97	$0.08		$1.79
Diluted (18)	$1.97	$0.08		$1.79
Dividends Paid Per Share	$0.20	$--		$0.20

Weighted Average Shares Outstanding
Basic (19)	2,726,133	1,663,651	302,784	3,028,917
Diluted (20)	2,729,762	1,663,651	302,784	3,032,546

See notes to the unaudited pro forma condensed combined financial information

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

General

The acquisition will be effected by the issuance of shares of TF common stock and cash to Roebling’s shareholders. Each share of Roebling common stock will be exchanged for either 0.364 shares of TF common stock or $8.60 in cash. All shareholder elections will be subject to allocation and proration procedures set forth in the merger agreement which are intended to ensure that, in the aggregate, the total cash consideration (for common shares and unallocated shares held by the ESOP) will not exceed $7,252,066.  The shares of TF common stock to be issued as illustrated in this pro forma were assumed to be recorded at $23.63 per share for an estimated aggregate purchase price of $14.5 million. The final accounting purchase price assigned to record the shares issued in the acquisition will be based on the closing price of TF common stock on the closing date of the acquisition. TF and Roebling cannot predict what the value or price of TF’s common stock will be at the closing of the transaction or how the value or price of TF's stock may trade at any time, including the date hereof.

The final allocation of the purchase price will be determined after the acquisition is completed and additional analyses are performed to determine the fair values of Roebling’s tangible and identifiable intangible assets and liabilities as of the date the acquisition is completed. Changes in the fair value of the net assets of Roebling as of the date of the acquisition will likely change the amount by which the fair value of the assets acquired exceeds the purchase price. The final adjustments may be materially different from the unaudited pro forma adjustments presented herein. The unaudited pro forma financial information has been prepared to include the estimated adjustments necessary to record the assets and liabilities of Roebling at their respective fair values and represents management’s best estimate based upon the information available at this time. These pro forma adjustments included herein are subject to change as additional information becomes available and as additional analyses are performed. Such adjustments, when compared to the information shown in this document, may change the amount of the fair value of the assets acquired relative to the purchase price while changes to other assets and liabilities may impact the statement of income due to adjustments in the yield and/or amortization/accretion of the adjusted assets and liabilities.

The estimated purchase accounting adjustments are as follows:

Calculation of Purchase Stock
Roebling shares outstanding (net of treasury stock)	1,686,527
Unallocated ESOP shares to be converted into cash	12,963
Shares subject to cash/stock election	1,673,564

Shares to be Converted into Cash
Cash limitation	$7,252,066
Cash for unallocated ESOP shares ($8.60 per share)	111,482
Cash remaining for election	$7,140,584

Shares to be Converted into Stock
Shares subject to cash/stock election	1,673,564
Shares to be converted into cash ($7,140,584 at $8.60 per share)	830,300
Shares to be converted into stock	843,264

Shares of TF common stock to be issued	306,948

Purchase Price (in thousands)
Fair value of TF Shares to be issued (306,948 shares at $23.63 per share)	$7,253
Cash consideration	7,252
Total Purchase Price	$14,505

Roebling net assets acquired at December 31, 2012	$16,814

Estimated adjustments to reflect fair value
Investment securities held to maturity	$3
Interest rate adjustment on loans	2,699
Credit adjustment on loans	(3,274)
Allowance for loan losses	1,333
Core deposit intangible	1,237
Borrowings	(98)
Deposits	(634)
Total adjustments	1,266
Deferred taxes on purchase accounting adjustments (34%)	430
Total net fair value adjustments	836
Adjusted net assets	$17,650

    The excess of the fair value of assets acquired over cost is as follows:

Total Purchase Price	$14,505
Adjusted Net Assets Acquired	17,650
Excess of fair value	$3,145

Notes to the Unaudited Pro Form Condensed Combined Balance Sheet as of December 31, 2012 and the Unaudited Pro Forma Condensed Combined Income Statement for 2012 fiscal year.

1.	This reflects the use of $7.252 million in cash to fund the cash portion of the merger consideration to be paid to Roebling’s shareholders at closing.
2.	Adjustment of $3 thousand to reflect the fair value of Roebling’s held to maturity securities.
3.
A $2.699 million adjustment was made to reflect the fair value of loans based on current interest rates on loans similar to those in Roebling’s loan portfolio.  This adjustment will be amortized over a preliminary estimated six year weighted average life of the affected loans and is expected to decrease pre-tax interest income by $771 thousand annually on a pro forma basis in the year following consummation.

4.
A $3.274 million fair value adjustment was made to reflect a discount on credit-impaired loans.  TF treated a portion of the credit adjustment as accretable and is accreting it over a preliminary estimated five year weighted average life of the loans, and treated a portion of the credit mark as non-accretable.  The accretable portion of the discount resulted in an annual increase of $327 thousand in pre-tax interest income in the year following consummation.

5.	Adjustment of $1.333 million to eliminate Roebling’s allowance for loan losses.
6.
Adjustment for a core deposit intangible.  A core deposit intangible arises from a financial institution having a deposit comprised for stable customer relationships.  These deposits are generally at interest rates or on terms that are favorable to the financial institution.  TF considered recently completed transactions amid the current market environment and assigned a preliminary value of $1.237 million to Roebling’s core deposit accounts.  The core deposit intangible will be amortized over its preliminary estimated life of six years and increase non-interest expense $206 thousand annually on a pre-tax basis.

7.
Adjustment reflects deferred tax effect for fair value adjustments related to the transaction.  TF is continuing to evaluate any potential adjustment involving any deferred tax asset valuation allowance.  For purposes of these unaudited pro forma financial statements there are no adjustments involving any deferred tax asset valuation allowance.  The realization of benefits from future tax deductions and utilization of net operating loss carry forwards are subject to future taxable income and Internal Revenue Code Section 382 limitations.

8.
Adjustment of $634 thousand was made to reflect the fair value of Roebling’s interest-bearing time deposits.  The fair value adjustment is based on current interest rates on deposits similar to Roebling’s interest-bearing deposits.  The adjustment will be amortized over the preliminary estimated two year weighted average life of the affected interest-bearing deposits and is expected to decrease pre-tax interest expense by $423 thousand annually on a pro forma basis in the year following consummation.

9.
Adjustment of $98 thousand was made to reflect the fair value of Roebling’s borrowings.  The adjustment will be amortized over the preliminary estimated one year life of the remaining maturities and due to the short duration period it is expected to decrease pre-tax interest expense by $98 thousand on a pro forma basis in the year following consummation.

10.	Reflects the elimination of Roebling’s equity accounts.
11.	Adjustment of $7.253 million reflects the issuance of 306,948 TF shares to Roebling’s shareholders that receive stock as merger consideration.
12.
Adjustment reflects a tax-free gain on bargain purchase of $3.145 million.  A gain on bargain purchase results when the purchase price is lower than the fair value of net assets acquired.  For the purpose of this presentation, the gain on bargain purchase is added to retained earnings.  Recognition of the gain on bargain purchase under ASC Topic 805 will result in a non-recurring increase in non-interest income.

13.	The book value per share and tangible book value per share for pro forma TF reflect all fair value adjustments as applied and use the shares outstanding for pro forma TF as described in Note 14.
14.
The number of pro forma shares outstanding is calculated by adding TF’s 2,838,493 shares outstanding as of December 31, 2012 and the number of shares to be issued in connection with the merger.  Roebling’s shares outstanding are eliminated at consummation.

15.
Does not include transaction expenses that may be incurred by TF post-closing of the transaction with Roebling.  These expenses may include employee severance, legal and accounting fees and other similar expenses.  Any such transaction expense would generally increase non-interest expense on a pre-tax basis and are expected to be non-recurring.

16.
TF expects that the merger with Roebling will provide the pro forma company with opportunities to realize reduced operating expenses.  The adjustments do not reflect the benefits of expected cost savings or opportunities for the pro forma company to earn additional revenue.

17.	Reflects a marginal tax rate of 34% for book tax expense.
18.
The earnings per share-basic and earnings per share-diluted for pro forma TF reflect all fair value adjustments as applied and use the weighted average shares outstanding for pro forma TF as described in Note 19 and 20.

19.
The number of pro forma weighted average shares-basic outstanding is calculated by adding TF’s 2,726,133 weighted average shares-basic outstanding for the year ended December 31, 2012 and the number of shares to be issued in connection with the merger, which is calculated by multiplying Roebling’s 1,664,795 weighted average shares-basic outstanding for the fiscal year ended September 30, 2012 by an exchange ratio of 0.364; the product is multiplied by 50.00% to reflect that 50.00%  of the total consideration will be in the form of TF stock.

20.
The number of pro forma weighted average shares-diluted outstanding is calculated by adding TF’s 2,729,762 weighted average shares-basic outstanding for the year ended December 31, 2012 and the number of shares to be issued in connection with the merger, which is calculated by multiplying Roebling’s 1,664,795 weighted average shares-diluted outstanding for the fiscal year ended September 30, 2012 by an exchange ratio of 0.364; the product is multiplied by 50.00% to reflect that 50.00%  of the total consideration will be in the form of TF stock.

COMPARISON OF SHAREHOLDER RIGHTS

General

TF and Roebling are incorporated under the laws of the Commonwealth of Pennsylvania and the State of New Jersey, respectively, and, accordingly, the rights of TF shareholders and Roebling shareholders are governed by the laws of the Commonwealth of Pennsylvania and the State of New Jersey, respectively. As a result of the merger, Roebling shareholders who receive shares of TF common stock will become shareholders of TF. Thus, following the merger, the rights of Roebling shareholders who become TF shareholders in the merger will become governed by the laws of the Commonwealth of Pennsylvania, and will also then be governed by TF’s articles of incorporation and TF’s bylaws.

Comparison of Shareholders’ Rights

Set forth below is a summary comparison of material differences between the rights of a TF shareholder under TF’s articles of incorporation and TF’s bylaws (right column), and the rights of a shareholder under Roebling’s certificate of incorporation and Roebling’s bylaws (left column). The summary set forth below is not intended to provide a comprehensive discussion of each company’s governing documents but rather to highlight certain areas where there are differences. This summary is qualified in its entirety by reference to the full text of TF’s articles of incorporation and TF’s bylaws, and Roebling’s certificate of incorporation and Roebling’s bylaws.

Roebling Financial Corp, Inc.	TF Financial Corporation

CAPITAL STOCK Authorized Capital
20 million shares of common stock, par value $0.10 per share and 5 million shares of serial preferred stock, par value $0.10 per share. As of ______________________, 2013, there were 1,686,527 shares of Roebling common stock issued and outstanding, and no shares of preferred stock issued and outstanding.

10 million shares of common stock, par value $0.10 per share and 2 million shares of serial preferred stock, par value $0.10 per share. As of ________, 2013, there were _______ shares of TF common stock issued and outstanding and an additional __________ shares are estimated to be issued in the merger, and no shares of preferred stock issued and outstanding.

Preferred Stock.  Roebling’s certificate of incorporation authorizes its board of directors, without further shareholder action, to issue up to 5 million shares of  preferred stock, in one or more series, and to determine by resolution any powers, designations, preferences and relative, participating, optional or other special rights of the shares of such series, and the qualifications, limitations or restrictions thereof. The rights of preferred shareholders may supersede the rights of common shareholders.

Preferred Stock.   TF’s articles of incorporation authorize its board of directors, without further shareholder action, to issue up to 2 million shares of preferred stock, in one or more series, and to determine by resolution any powers, designations, preferences and relative, participating, optional or other special rights of the shares of such series, and the qualifications, limitations or restrictions thereof. The rights of preferred shareholders may supersede the rights of common shareholders.

BOARD OF DIRECTORS Number of Directors; Classification of Board
Roebling’s bylaws provide that its board of directors may increase the number of directors, but in no event may the number of directors be increased in excess of 15 persons.  The board of directors is divided into three classes with the members of each class elected for three year terms.  There is no minimum number of directors provided for in Roebling’s certificate of incorporation or bylaws.

TF’s articles of incorporation provide that its board of directors shall have not less than 3 nor more than 15 members, as shall be provided in or in accordance with the bylaws.  The bylaws currently provide that there shall be nine members of the board.  As with Roebling, the TF board of directors is divided into three classes with the members of each class elected for three year terms.

Qualification of Directors
Roebling’s bylaws provide that each director must reside within the State of New Jersey in a county where Roebling Bank maintains a branch office and must have resided in Burlington or Ocean County for at least one year prior to becoming a director.
TF’s bylaws provide that each director must reside within a 90 mile radius of TF’s administrative office located in Newtown Pennsylvania.

Roebling’s bylaws also require each director to own at least 10,000 shares of Roebling’s common stock.  Each director must also have had a deposit or loan account relationship with Roebling Bank for at least three years prior to becoming a director.
TF’s bylaws also require each director to own at least 5,000 shares of TF’s common stock.

Roebling’s bylaws further provide that a person who serves as a “management official” of any other “depository institution” or “depository holding company” (as those terms are defined in applicable regulations) is not eligible to serve as a director of Roebling.  Individuals who have been indicted or ever convicted of certain types of crimes, or have ever been subject to certain types of regulatory actions or agreements, or is nominated by someone who is otherwise disqualified to serve, are also ineligible to serve as a director of Roebling.

Additionally, under Roebling’s bylaws no person may serve as a director if he or she currently serves, or has served within one year, as an officer, director, advisor or consultant, or in any similar capacity, to another financial institution which maintains an office in New Jersey.

Like Roebling, TF’s bylaws further provide that a person who serves as a “management official” of another “depository institution” or “depository holding company” (as those terms are defined in applicable regulations) is not eligible to serve as a director of TF. Individuals who have been indicted or ever convicted of certain types of crimes, or have ever been subject to certain types of regulatory actions or agreements, or is nominated by someone who is otherwise disqualified to serve, are also ineligible to serve as a director of TF.

Special Meetings of the Board

Special meetings of the Roebling board of directors may be called by one-third of the directors then in office or by the chairman of the board or the president.	Special meetings of the TF board of directors may be called by one-third of the directors then in office or by the chairman of the board or the president.

ACTIONS BY SHAREHOLDERS Annual Meeting of Shareholders
Roebling’s bylaws provide that the annual meeting of shareholders shall be held at such date and time as may be determined by its board of directors.	TF’s bylaws similarly provide that the annual meeting of shareholders shall be held at such date and time as may be determined by its board of directors.

Special Meetings of Shareholders
Special meetings of the shareholders may only be called by Roebling’s president, by a majority of the board of directors, by a duly authorized committee of the board of directors, or as provided by the New Jersey Business Corporation Act.
Special meetings of the shareholders may be called by (i) a majority of the board of directors, or (ii) a duly authorized committee of the board of directors.

Action by Shareholders Without a Meeting
Roebling’s certificate of incorporation provides that any action required to be taken or which may be taken at any annual or special meeting of the stockholders may be taken without a meeting, if all stockholders entitled to vote on the matter consent in writing.

TF’s articles of incorporation provide that no action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting and the power of stockholders to consent in writing, without a meeting, to the taking of any action is specifically denied.

Record Dates
Roebling’s bylaws provide that record dates for determining who may vote at annual or special meetings of shareholders or who may receive a dividend must not be more than 60 days and, in the case of a meeting of shareholders, not fewer than 10 days prior to the date on which the particular action requiring a record date is to be taken.

TF’s bylaws provide that record dates for determining who may vote at annual or special meetings of shareholders or who may receive a dividend must not be more than 90 days, and in the case of a meeting of stockholders, not fewer than 10 days prior to the date on which the particular action requiring a record date is to be taken.

Voting Limitation
Roebling’s certificate of incorporation includes a provision restricting the voting rights of any beneficial owner owning shares in excess of 10% of the outstanding shares of Roebling common stock.	TF’s articles of incorporation also include a provision restricting the voting rights of any beneficial owner owning shares in excess of 10% of the outstanding shares of TF common stock.

Approval of Certain Business Combinations
Roebling’s certificate of incorporation includes a provision requiring the affirmative vote of 80% of the outstanding shares to approve any business combination unless the business combination has been approved by two-thirds of the entire Roebling board of directors.  If approved by two-thirds of the entire board, then the business combination need only receive the approval of shareholders specified in the New Jersey Business Corporation Act.

In addition, the New Jersey law and Roebling’s certificate of incorporation provide certain additional requirements for the approval of a business combination with an interested stockholder (defined as a shareholder owning 10% or more of the outstanding voting shares or who meets certain other requirements).  See “Statutory Anti-Takeover Provisions” below for further details.

Under the Pennsylvania Business Corporation Law (the “PBCL”), a business combination must be approved by TF’s board of directors and shareholders. TF’s articles of incorporation also include a provision requiring the affirmative vote of 80% of the outstanding shares of voting stock for the approval of any business combination with an interested stockholder (defined as a shareholder owning 10% or more of the outstanding voting shares), unless (i) such business combination is approved by two-thirds of those members of the TF board of directors who were directors prior to the time when the interested stockholder became an interested stockholder or (ii) certain other requirements are met.  If approved by two-thirds of the board, then the business combination need only receive the approval of shareholders specified by Pennsylvania law.

In addition, TF’s articles of incorporation require a business combination with an interested stockholder to satisfy certain fair price provisions, unless (i) such business combination is approved by two-thirds of those members of the TF board of directors who were directors prior to the time when the interested stockholder became an interested stockholder or (ii) certain other requirements are met.

EVALUATION OF OFFERS
Roebling’s certificate of incorporation includes a provision that permits the Roebling board of directors, when evaluating business combinations or similar takeover attempts, to give due consideration to all relevant factors, including, without limitation, the social and economic effect of acceptance of the offer on its customers, employees and communities in which it operates and certain other considerations.

TF’s articles of incorporation include a provision similar to Roebling’s, permitting the TF board of directors, when evaluating business combinations or similar takeover attempts, to give due consideration to all relevant factors, including, without limitation, the social and economic effect of acceptance of the offer on its customers, employees and communities in which it operates and certain other considerations.

AMENDMENT OF ARTICLES OR CERTIFICATE OF INCORPORATION
Roebling’s certificate of incorporation requires a supermajority vote (80%) to amend certain of the articles of the certificate of incorporation.  The articles requiring supermajority vote relate to preemptive rights, meetings of stockholders, cumulative voting, proxies, notice for nominations and proposals, directors, removal of directors, limitations on voting rights of beneficial owners in excess of 10%, approval of business combinations, stockholder approval of certain actions, elimination of director and officer liability, indemnification and amendments to the certificate of incorporation and bylaws.

TF’s articles of incorporation also require a supermajority vote (80%) to amend certain of the articles.  These articles relate to meetings of stockholders and cumulative voting, notice for nominations and proposals, the board of directors, limitations on voting rights, approval of business combinations, fair price requirements, evaluation of offers,  elimination of director liability, indemnification and amendment of the articles of incorporation and bylaws.

Aside from these provisions and amendments for which no shareholder vote is required under New Jersey law, amendments to the certificate of incorporation must first be approved by the Roebling board of directors and then approved by a majority of the votes cast by the holders of shares entitled to vote thereon.

Aside from these provisions, all amendments to the articles of incorporation must first be approved by the TF board of directors and then approved by a majority of the shares entitled to vote generally in an election of directors.

AMENDMENT OF BYLAWS
Roebling’s certificate of incorporation permits both the Roebling board of directors and shareholders to amend the bylaws.  If amended by the board, the amendment must be approved by two-thirds of the directors present at a legal meeting.  If amended by shareholders, the amendment must be approved by at least 80% of the outstanding shares of capital stock entitled to vote generally in the election of directors.

TF’s articles of incorporation permit both its  board of directors and shareholders to amend the bylaws.  If amended by shareholders, the amendment must be approved by at least 80% of the outstanding shares of capital stock entitled to vote generally in the election of directors.

STATUTORY ANTI-TAKEOVER PROVISIONS
As a New Jersey corporation, Roebling is subject to the New Jersey Shareholders’ Protection Act (the “NJSPA”).  The NJSPA limits certain transactions involving an “interested stockholder” and a “resident domestic corporation.”  Roebling’s certificate of incorporation includes provisions related to these limits.  A resident domestic corporation is an issuer of voting stock organized under New Jersey law with its principal executive offices or significant business operations located in New Jersey, such as Roebling.  An interested shareholder is one that beneficially owns 10% or more of the outstanding voting stock of the resident

Under the PBCL, certain anti-takeover provisions apply to Pennsylvania registered corporations (e.g., publicly traded companies such as TF), including those relating to (i) control share acquisitions, (ii) disgorgement by certain controlling persons, (iii) business combination transactions with interested shareholders, (iv) the rights of shareholders to demand fair value for their stock following a control transaction, and (v) certain other matters.  The PBCL allows corporations to opt out of these anti-takeover provisions.  TF has opted out of the provisions relating to items (i) through (iv) above.  See “Certain Anti-Takeover Provisions of TF’s

domestic corporation or is an affiliate or associate of such corporation and at any time within the past five years beneficially owned 10% or more of the voting stock.	Articles of Incorporation and Bylaws -- Business Combination Transactions with Interested Shareholders” below.

The NJSPA prohibits certain business combinations between an interested stockholder and a resident domestic corporation for five years following the interested stockholder’s stock acquisition date, unless the board of directors approved the business combination prior to the interested shareholder’s stock acquisition date.  Roebling’s certificate of incorporation requires a two-thirds vote of the Roebling board to approve such a transaction.

Under the NJSPA, after the five year period expires, the prohibition continues unless the combination (i) is approved by the Roebling board of directors prior to the interested stockholder’s stock acquisition date (Roebling’s certificate of incorporate provides for a two-thirds vote of the directors in this situation), (ii) is approved by the holders of two-thirds of the voting stock not beneficially owned by that interested stockholder (Roebling’s certificate provides for an 80% shareholder approval in this situation), or (iii) meets certain fair price requirements.

DESCRIPTION OF TF CAPITAL STOCK

TF is authorized to issue 10,000,000 shares of common stock, par value $0.10 per share, and 2,000,000 shares of preferred stock, par value $0.10 per share. As of __________, 2013, the most recent practicable trading day before this proxy statement/prospectus was finalized, there were _________ shares of TF common stock issued and outstanding. TF has no outstanding shares of preferred stock. Each share of TF common stock has the same relative rights as, and is identical in all respects with, each other share of common stock.

The common stock of TF represents nonwithdrawable capital, is not an account of an insurable type, and is not insured by the FDIC or any other government agency.

Common Stock

Dividends.  TF may pay dividends out of statutory surplus or from net earnings if, as and when declared by its board of directors. The payment of dividends by TF is subject to limitations that are imposed by law and applicable regulation. The holders of common stock of TF will be entitled to receive and share equally in dividends as may be declared by the board of directors of TF out of funds legally available therefor. If TF issues shares of preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

Voting Rights.  The holders of common stock of TF have exclusive voting rights in TF. They elect TF’s board of directors and act on other matters as are required to be presented to them under

Pennsylvania law, or as are otherwise presented to them by the TF board of directors. Generally, each holder of common stock is entitled to one vote per share and will not have any right to cumulate votes in the election of directors. If TF issues shares of preferred stock, holders of the preferred stock may also possess voting rights. Certain matters require an 80% shareholder vote.

Liquidation.  In the event of any liquidation, dissolution or winding up of 3rd Fed Bank, TF, as the holder of 100% of 3rd Fed Bank’s capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of 3rd Fed Bank, including all deposit accounts and accrued interest thereon, and after distribution of the balance in the liquidation account to eligible account holders, all assets of 3rd Fed Bank available for distribution. In the event of liquidation, dissolution or winding up of TF, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of TF available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

Preemptive Rights.  Holders of the common stock of TF will not be entitled to preemptive rights with respect to any shares that may be issued. The common stock is not subject to redemption.

Preferred Stock

None of the shares of TF’s authorized preferred stock are outstanding. Preferred stock may be issued with preferences and designations as the TF board of directors may from time to time determine. TF’s board of directors may, without shareholder approval, issue shares of preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

CERTAIN ANTI-TAKEOVER PROVISIONS OF TF’S
ARTICLES OF INCORPORATION AND BYLAWS
AND PENNSYLVANIA LAW

The following discussion is a general summary of the material provisions of TF’s articles of incorporation and bylaws and certain other regulatory provisions that may be deemed to have an “anti-takeover” effect. The following description of certain of these provisions is necessarily general and, with respect to provisions contained in TF’s articles of incorporation and bylaws, reference should be made in each case to the document in question.

TF’s articles of incorporation and bylaws contain a number of provisions relating to corporate governance and rights of shareholders that might discourage future takeover attempts.  As a result, shareholders who might desire to participate in such transactions may not have an opportunity to do so.  In addition, these provisions will also render the removal of the board of directors or management of TF more difficult.

The following description is a summary of the provisions of the articles of incorporation and bylaws.  See “Where You Can Find More Information” in the forepart of this proxy statement/prospectus as to how to obtain a copy of these documents.

Directors.  The board of directors of TF is divided into three classes. The members of each class will be elected for a term of three years and only one class of directors will be elected annually.  Thus, it would take at least two annual elections to replace a majority of TF’s board of directors.  Further, the bylaws impose notice and information requirements in connection with the nomination by shareholders of candidates for election to the TF board of directors or the proposal by shareholders of business to be acted upon at an annual meeting of shareholders.

Prohibition of Cumulative Voting.  The articles of incorporation prohibit cumulative voting for the election of directors.

Restrictions on Removing Directors from Office.  The articles of incorporation provide that directors may only be removed for cause, and then only by the affirmative vote of at least 80% of the outstanding shares of capital stock entitled to vote generally in the election of directors.  In addition, directors may be removed (i) by the TF board of directors upon judicial declaration that such director is of unsound mind or if such director has been convicted of certain crimes, and (ii) by a court, upon application of any shareholder or director, for fraudulent or dishonest acts, gross abuse of authority or any other proper cause.

Authorized but Unissued Shares.  TF has authorized but unissued shares of common and preferred stock.  The articles of incorporation authorize 2,000,000 shares of serial preferred stock. TF is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the TF board of directors is authorized to fix the designations, and relative preferences, limitations, voting rights, if any, including, without limitation. In the event of a proposed merger, tender offer or other attempt to gain control of TF that the TF board of directors does not approve, it might be possible for the TF board of directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of the transaction. An effect of the possible issuance of preferred stock, therefore, may be to deter a future attempt to gain control of TF. TF’s board of directors has no present plan or understanding to issue any preferred stock.

Amendments to Articles of Incorporation and Bylaws.  Amendments to the articles of incorporation must be approved by TF’s board of directors and also by a majority of the outstanding shares of TF’s voting stock; provided, however, that approval by at least 80% of the outstanding voting stock is generally required to amend the provisions of the following articles:

•	Meetings of Stockholders and Cumulative Voting;

•	Notice for Nominations and Proposals;

•	Directors and the Removal of Directors;

•	Certain Limitations on Voting Rights;

•	Approval of Business Combinations;

•	Fair Price Requirements;

•	Evaluation of Offers;

•	Elimination of Directors’ Liability;

•	Indemnification; and

•	Amendment of the Bylaws and Articles of Incorporation.

Anti-takeover Provisions Under the Pennsylvania Business Corporation Law

Business Combination Transactions with Interested Shareholders.  The PBCL contains a number of statutory anti-takeover provisions applicable to registered corporations, such as TF, unless the entity opts out from one or more of the provisions.  TF has not opted out of Subchapters 25B-25D of the PBCL.  Subchapter 25B provides that a registered corporation is not required to provide a copy of dissenters’ rights statutes to stockholders when seeking approval of a transaction that gives stockholders the right to demand dissenters’ rights and authorizes the Board of Directors to create voting or ownership limitations with respect to the outstanding shares. Subchapter 25C contains a number of provisions that restrict stockholders’ rights to call a special meeting or take action other than by a meeting.  Subchapter 25D prohibits stockholders from amending the articles of incorporation and also includes a supermajority vote requirement for business combinations with interested stockholders.  However, TF’s articles of incorporation expressly opt out of the following anti-takeover protections otherwise applicable to registered corporations:

•	Subchapter 25E, which, with certain exceptions, entitles shareholders to be paid the fair value of their shares by anyone who acquires 20% or more of the outstanding voting power of the corporation;
•	Subchapter 25F, which imposes certain financial requirements and restrictions on business combinations with interested shareholders of the corporation;
•	Subchapter 25G, which, with certain exceptions, limits the voting rights of persons who have acquired 20% or more of the outstanding voting power of the corporation;
•	Subchapter 25H, which requires disgorgement of certain profits made by controlling shareholders following their attempts to gain control of the corporation;
•	Subchapter 25I, relating to severance compensation for employees terminated following certain control-share acquisitions; and
•	Subchapter 25J, relating generally to the continuation of labor contracts following business combination transactions.

BUSINESS OF TF FINANCIAL CORPORATION

On July 13, 1994, TF consummated its initial public offering of 5,290,000 shares of its common stock and acquired 3rd Fed Bank as part of 3rd Fed Bank’s mutual-to-stock conversion.  TF was originally incorporated under Delaware law in March 1994 and subsequently reorganized as a Pennsylvania corporation in May 2011. In 2011, 3rd Fed Bank elected to convert from a federally-regulated and chartered financial institution to a state-chartered savings bank and submitted an election to remain a savings association for purposes of holding company regulation following the conversion. 3rd Fed Bank received approval for this conversion from the Commonwealth of Pennsylvania on December 21, 2011. The official charter conversion became effective January 30, 2012. As a result, the name of 3rd Fed Bank was changed from Third Federal Bank to 3rd Fed Bank.

 TF is a savings and loan holding company and is subject to regulation by the Pennsylvania Department of Banking and Securities, the Federal Reserve Board and the SEC. TF does not transact any material business other than through its direct and indirect subsidiaries: 3rd Fed Bank, Teragon Financial Corporation, Penns Trail Development Corporation, and Third Delaware Corporation. TF Investments Corporation had been a subsidiary of TF until it was merged into TF Financial Corporation during 2011.

At December 31, 2012, TF had total assets of $711.8 million, total deposits of $560.3 million and stockholders’ equity of $82.9 million.

3rd Fed Bank is a community-oriented Pennsylvania stock savings bank offering a variety of financial services to meet the needs of the communities it serves. 3rd Fed Bank’s deposits are insured up to the maximum amount allowable by the FDIC.

As of December 31, 2012 3rd Fed Bank operated thirteen branch offices in Bucks and Philadelphia Counties, Pennsylvania and in Mercer County, New Jersey.

3rd Fed Bank attracts deposits from the general public and uses such deposits, together with borrowings and other funds primarily to originate or purchase loans secured by first mortgages on owner-occupied, one-to-four family residences in its market area and to invest in mortgage-backed and investment securities.  At December 31, 2012, one-to-four family residential mortgage loans totaled $324.4 million or 61% of 3rd Fed Bank’s total loan portfolio.  At that same date, 3rd Fed Bank had approximately $44.6 million or 6% of total assets invested in mortgage-backed securities and $59.6 million or 8% of total assets in investment securities. 3rd Fed Bank also originates commercial real estate and multi-family, construction and consumer loans.

3rd Fed Bank has two subsidiaries, Third Delaware Corporation, which was incorporated in 1998 for the purpose of holding and managing mortgage-backed securities and investment securities for 3rd Fed Bank, and Teragon Financial Corporation which holds a 75% limited partnership interest in a captive title insurance agency, Third Fed Abstract, L. P. During 2007, Teragon Financial Corporation was granted approval by the Commonwealth of Pennsylvania to conduct business as an insurance agency.

Market Area

3rd Fed Bank offers a wide range of consumer and business products at its fourteen full service branch offices located in Bucks and Philadelphia Counties in Pennsylvania, and Mercer County in New Jersey. Five of the branch offices are located in Bucks County, the third wealthiest county in Pennsylvania. Bucks County is a growing region offering opportunity for growth for 3rd Fed Bank. Seven branches are located in the northeast section of Philadelphia where 3rd Fed Bank was founded. Although Philadelphia County is experiencing population decline, 3rd Fed Bank’s branches in this section of Philadelphia represent a deposit stronghold. The remaining two branches are in Mercer County, New Jersey, which has an expanding population and represents another growth area for 3rd Fed Bank.

Competition

3rd Fed Bank faces varying degrees of competition from banks, thrift institutions and credit unions at its various branch locations.  Stronger competition has come from local and very large regional commercial banks based in and around the Philadelphia area.  Based upon the latest available data, at June 30, 2012 TF’s share of deposits in each of the counties in which it operates was as follows:

	Market Share for	Market Share for ZIP Codes
County, State	Entire County	Including Company Branches
Philadelphia, Pennsylvania	0.51%	9.66%
Bucks, Pennsylvania	1.45%	4.48%
Mercer, New Jersey	0.75%	6.44%

Lending Activities

General.  3rd Fed Bank’s loan portfolio composition consists primarily of adjustable-rate (“ARM”) and fixed-rate first mortgage loans secured by one-to four-family residences.  3rd Fed Bank also makes commercial real estate and multi-family loans, construction loans and consumer and other loans.  At December 31, 2012, 3rd Fed Bank’s mortgage loans outstanding were $486.1 million, of which $324.4 million were secured by first mortgages on one-to four-family residential property.  Of the one-to four-family residential mortgage loans outstanding at that date, 14% were ARMs and 86% were fixed-rate loans.  At that same date, commercial loans secured by real estate totaled $145.5 million, and construction loans totaled $16.3 million. The construction loans are predominately floating-rate, prime-rate-based loans.

Consumer and other loans held by 3rd Fed Bank totaled $42.0 million or 8% of total loans outstanding at December 31, 2012, of which $40.1 million consisted of home equity and second mortgage loans. At that same date commercial business loans totaled $4.6 million or 1% of total loans.

The following table sets forth the composition of 3rd Fed Bank’s loan portfolio and mortgage-backed and related securities portfolios in dollar amounts and in percentages of the respective portfolios at the dates indicated.

	At December 31,
	2012		2011		2010		2009		2008
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in thousands)

Loans receivable:
Mortgage loans:
Residential mortgages	$323, 665	60.84%	$277,824	55.44%	$269,077	52.84%	$271,651	50.85%	$281,870	51.48%
Commercial-real estate secured	145,454	27.34%	156,450	31.22%	163,910	32.19%	168,098	31.46%	168,231	30.73%
Construction	16,288	3.06%	16,336	3.26%	18,799	3.69%	29,671	5.55%	30,633	5.60%
Total mortgage loans	485,407	91.24%	450,610	89.91%	451,786	88.73%	469,420	87.86%	480,734	87.81%
Consumer loans:
Home equity and second mortgage	40,143	7.55%	44,165	8.81%	49,430	9.71%	54,811	10.26%	56,233	10.27%
Other consumer	1,835	0.34%	1,971	0.39%	2,407	0.47%	2,565	0.48%	2,287	0.42%
Total consumer and other loans	41,978	7.89%	46,136	9.20%	51,837	10.18%	57,376	10.74%	58,520	10.69%
Commercial loans:
Commercial and industrial loans	4,646	0.87%	4,414	0.88%	5,575	1.10%	7,462	1.40%	8,227	1.50%
Total commercial-business loans	4,646	0.87%	4,414	0.88%	5,575	1.10%	7,462	1.40%	8,227	1,50%
Total loans	532,031	100.00%	501,160	100.00%	509,198	100.00%	534,258	100.00%	547,481	100.00%
Net of:
Deferred loan origination costs and unamortized premiums	1,611		1,065		658		609		704
Allowance for loan losses	(6,922)		(8,100)		(8,328)		(5,215)		(3,855)
Total loans, held for investment, net	$526,720		$494,125		$501,528		$529,652		$544,330
Loans held for sale:
Mortgage loans:
Residential mortgages	$706	100.00%	$488	100.00%	$130	100.00%	$1,082	100.00%	$1,659	100.00%
Total loans held for sale	$706	100.00%	$488	100.00%	$130	100.00%	$1,082	100.00%	$1,659	100.00%
Mortgage-backed securities held-to-maturity:
Federal Home Loan Mortgage Corporation (“FHLMC”)	$342	17.40%	$449	17.35%	$566	17.86%	$754	20.20%	$1,100	23.04%
Federal National Mortgage Association (“FNMA”)	895	45.55%	1,242	47.99%	1,489	46.99%	1,698	45.49%	2,141	44.85%
Government National Mortgage Association (“GNMA”)	728	37.05%	897	34.66%	1,114	35.15%	1,281	34.31%	1,533	32.11%
Total mortgage-backed and related securities held-to-maturity	$1,965	100.00%	$2,588	100.00%	$3,169	100.00%	$3,733	100.00%	$4,774	100.00%
Mortgage-backed securities available-for sale :
FHLMC	$2,159	5.06%	$3,586	6.36%	$2,355	3.54%	$3,440	4.40%	$4,504	4.20%
FNMA	30,001	70.30%	23,454	41.60%	9,734	14.64%	9,146	11.70%	12,320	11.49%
GNMA	726	1.70%	1,140	2.02%	1,637	2.46%	1,886	2.41%	-	-%
Real estate investment mortgage conduit ("REMICs")	9,788	22.94%	28,202	50.02%	52,765	79.36%	63,726	81.49%	90,393	84.31%
Total mortgage-backed and related securities available-for-sale	$42,674	100.00%	$56,382	100.00%	$66,491	100.00%	$78,198	100.00%	$107,217	100.00%

The following table sets forth certain information at December 31, 2012, regarding the dollar amount of loans maturing in 3rd Fed Bank’s loan portfolio based on their maturity date.  Demand loans, loans having no stated schedule of repayments and no stated maturity, overdrafts and delinquent loans maturing prior to December 31, 2012 are reported as due in one year or less.  The table does not include prepayments or scheduled principal repayments.

	Due 1/1/13 -	Due 1/1/14 -	Due After
	12/31/13	12/31/17	12/31/17
	(In thousands)
Loans held for sale:
Residential mortgages	$—	$—	$706
Total loans held for sale	$—	$—	$706

Loans receivable:
Residential mortgages	$243	$7,743	$315,679
Commercial – real estate secured	15,277	5,902	124,275
Construction	16,288	—	—
Consumer and other	159	3,725	38,094
Commercial and industrial loans	988	1,245	2,413
Total loans receivable	$32,955	$18,615	$480,461

The following table sets forth the dollar amount of all loans due after December 31, 2013, which have predetermined interest rates and which have floating or adjustable interest rates. Loans which have rate adjustments after ten years are considered to have predetermined rates.

	Predetermined	Floating or
	Rates	Adjustable Rate
	(In thousands)
Loans held for sale:
Residential mortgages	$706	$—
Total loans held for sale	$706	$—

Loans receivable:
Residential mortgages	$275,616	$47,806
Commercial – real estate secured	18,325	111,852
Consumer and other	21,098	20,721
Commercial and industrial loans	3,479	179
Total loans receivable	$318,518	$180,558

One-to Four-Family Mortgage Lending.  3rd Fed Bank offers first mortgage loans secured by one-to-four family residences in 3rd Fed Bank’s lending area.  Typically, such residences are single-family homes that serve as the primary residence of the owner.  3rd Fed Bank generally originates and invests in one-to-four family residential mortgage loans in amounts up to 80% of the lesser of the appraised value or selling price of the mortgaged property.  Loans originated in amounts over 80% of the lesser of the appraised value or selling price of the mortgaged property must be owner-occupied and private mortgage insurance is typically required.

Loan originations are obtained through 3rd Fed Bank’s retail banking channels, the local community, and referrals from established builders and realtors within 3rd Fed Bank’s lending area using direct advertising in local newspapers, branch signage and promotions, and word of mouth referrals. 3rd Fed Bank also has a mortgage lending department that is separate as to its sales efforts from the consumer lending area of 3rd Fed Bank. This department employs a lending manager and several commissioned loan officers. The mortgage loan officers support 3rd Fed Bank’s branches and customers, and additionally engage in calling efforts directed toward realtors, builders, other loan originators and others that can be sources of lending business for 3rd Fed Bank.

3rd Fed Bank offers a variety of ARM loans with terms of 30 years which adjust at the end of 6 months, one, three, five, seven and ten years and adjust by a maximum of 3% to 5% per adjustment with a lifetime cap of 5% to 6% over the life of the loan.

3rd Fed Bank offers fixed-rate mortgage loans with terms of 10 to 30 years, which are payable monthly.  Interest rates charged on fixed-rate mortgage loans are competitively priced based on market conditions.  The origination fees for fixed-rate loans range from 0% to 3% depending on the underlying loan coupon. Generally, 3rd Fed Bank’s standard underwriting guidelines for fixed-rate mortgage loans conform to FNMA guidelines.

3rd Fed Bank sells a portion of its conforming fixed-rate mortgage loan originations in the secondary market to FNMA while retaining the servicing rights on these loans. As of December 31, 2012, 3rd Fed Bank’s portfolio of loans serviced for FHLMC or FNMA totaled approximately $127.9 million. 3rd Fed Bank also brokers a small portion of its loan closings to correspondents on a servicing released basis. However, 3rd Fed Bank is primarily a portfolio lender.

Commercial Lending.  3rd Fed Bank originates permanent loans secured by commercial real estate including non-owner occupied residential, multi-family dwelling units, professional office buildings and hotels/motels. 3rd Fed Bank generally originates commercial real estate and multi-family loans up to 75% of the appraised value of the property securing the loan.  Currently, it is 3rd Fed Bank’s practice to originate commercial real estate and multi-family loans primarily on properties in its general market area.  The commercial real estate and multi-family loans in 3rd Fed Bank’s portfolio consist of fixed-rate, ARM and balloon loans originated at prevailing market rates for terms of up to 25 years and typically either have a scheduled interest rate reset or are callable by 3rd Fed Bank, after a 5 to 10 year period.

Loans secured by commercial and multi-family real estate are generally larger and involve a greater degree of risk than one-to-four family residential mortgage loans.  Of primary concern in commercial and multi-family real estate lending is the feasibility and cash flow potential of the project and the borrower’s creditworthiness. Loans secured by income properties are generally larger and involve greater risks than residential mortgage loans because payments on loans secured by income properties are often dependent on successful operation or management of the properties.  As a result, repayment of such loans may be impacted by a greater extent to adverse conditions in the real estate market or the economy than residential real estate loans.  In order to monitor cash flows on income properties, 3rd Fed Bank requires borrowers and loan guarantors, if any, to provide annual financial statements and rent rolls on multi-family loans.  Similarly, on commercial office buildings and hotel properties, 3rd Fed Bank requires minimum debt service coverage and obtains operating statements of such properties. At December 31, 2012, the five largest commercial real estate and multi-family loans totaled $26.0 million with no single loan larger than $7.8 million.

Construction and Land Acquisition Lending.  At December 31, 2012, 3rd Fed Bank’s construction and land acquisition loans were $16.3 million or 3% of 3rd Fed Bank’s total loan portfolio.  Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate.  Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property’s value at completion of construction or development and the estimated cost (including interest) of construction.  During the construction phase, a number of factors could result in delays and cost overruns.  If the estimate of construction costs proves to be inaccurate, 3rd Fed Bank may be required to advance funds beyond the amount originally committed to permit completion of the construction.  If the estimate of value proves to be inaccurate, 3rd Fed Bank may be confronted, at or prior to the maturity of the loan, with a project having a value which is insufficient to assure full repayment. Land acquisition lending is susceptible to the risks of obtaining necessary approvals and permits, and the feasibility of the project once such approvals are obtained. At December 31, 2012, the five largest construction land acquisition loans totaled $14.9 million with no single loan larger than $6.0 million.

Consumer and Other Loans.  3rd Fed Bank also offers consumer and other loans in the form of home equity and second mortgage loans (referred to hereinafter collectively as “second mortgage loans”), automobile loans and student loans.  These loans totaled $42.0 million or 8% of 3rd Fed Bank’s total loan portfolio at December 31, 2012.  3rd Fed Bank originates consumer loans through its retail banking channel and mortgage loan department.

In connection with consumer loan applications, 3rd Fed Bank verifies the borrower’s income and reviews a credit bureau report.  In addition, the relationship of the loan to the value of the collateral is evaluated.  All automobile loan applications are reviewed and approved by 3rd Fed Bank.  3rd Fed Bank reviews the credit report of the borrower as well as the value of the vehicle which secures the loan.

Consumer loans tend to be originated at higher interest rates than conventional residential mortgage loans and for shorter terms, thus facilitating 3rd Fed Bank’s interest rate risk management.  Consumer loans can have a higher risk of default than residential mortgage loans.  However, at December 31, 2012, $0.2 million or 1% of 3rd Fed Bank’s consumer loans were delinquent more than 90 days, compared to $2.2 million or 1% of residential one-to four-family loans.

3rd Fed Bank offers second mortgage loans on one-to-four family residences.  At December 31, 2012, second mortgage and home equity loans totaled $40.1 million, or 8% of 3rd Fed Bank’s total loan portfolio.  Second mortgage loans are offered as fixed-rate loans for a term not to exceed 15 years or prime-rate-based floating rate loans with amortization periods up to 15 years and in some cases, an interest-only period of up to the first 60 months of the loan term.  Such loans are only made on owner-occupied one-to-four family residences and are subject to a 90% combined loan to value ratio.  The underwriting standards for second mortgage loans are the same as 3rd Fed Bank’s standards applicable to one-to-four family residential loans.

Commercial and Industrial Loans.  3rd Fed Bank makes commercial business loans predominantly on a secured or guaranteed basis.  The terms of these loans generally do not exceed five years. These loans can have floating interest rates which adjust with changes in market interest rates, usually the prime rate, or have a fixed rate related to their term to maturity.  3rd Fed Bank’s commercial business loans primarily consist of short-term loans for equipment, working capital, business expansion interim financing for the purchase of income-producing property and inventory financing, and are generally not real estate secured.

3rd Fed Bank customarily requires a personal guaranty of payment by the principals of any borrowing entity and reviews the financial statements and income tax returns of the guarantors.  At December 31, 2012, 3rd Fed Bank had approximately $4.6 million outstanding in commercial business loans, which represented approximately 1% of its total loan portfolio. At December 31, 2012, the five largest commercial business loans totaled $3.4 million with no single loan larger than $1.5 million.

Loan Approval Authority and Underwriting.  The Board of Directors of the 3rd Fed Bank sets the authority to approve loans based on the amount, type of loan (i.e., secured or unsecured) and total exposure to the borrower. Where there are one or more existing loans to a borrower, the level of approval required is governed by the proposed total exposure including the new loan. The Board has approved loan authority and limits for certain of 3rd Fed Bank’s lending personnel and senior officers, including the president of 3rd Fed Bank. Individual approval authority ranges from $125,000 to $750,000 for secured loans, and $25,000 to $100,000 for unsecured loans. Members of an in-house loan committee including four senior members of management can approve in certain combinations all loans over $750,000 up to $2.0 million. The committee has the authority to approve secured loans up to $2.0 million and unsecured loans up to $200,000. Secured loans greater than $2.0 million through $5.0 million and unsecured loans greater than $200,000 through $5.0 million require the approval of the Director’s Board Loan Committee composed of four members of the Board of Directors of 3rd Fed Bank. All loans over $5.0 million or loans that cause the aggregate lending relationship to exceed $5.0 million must be approved by 3rd Fed Bank’s Board of Directors.

One-to four-family residential mortgage loans are generally underwritten according to FNMA guidelines. For all loans originated by 3rd Fed Bank, upon receipt of a completed loan application from a prospective borrower, a credit report is obtained, income and certain other information is verified and, if necessary, additional financial information may be required. 3rd Fed Bank does not engage in sub-prime, stated income or “no-doc” style portfolio lending. An appraisal of the real estate intended to secure the proposed loan is required and is performed by an independent appraiser designated and approved by 3rd Fed Bank. 3rd Fed Bank makes construction/permanent loans on individual properties. Funds advanced during the construction phase are held in a loan-in-process account and disbursed based upon various stages of completion. An independent appraiser or loan officer determines the stage of completion based upon a physical inspection of the construction and funds are advanced only for work in place. It is 3rd Fed Bank’s policy to obtain title insurance or a title opinion on all real estate first mortgage loans in excess of $500,000. Borrowers must also obtain hazard or flood insurance (for loans on property located in a flood zone) prior to closing the loan.

Loans to One Borrower.   Under applicable Pennsylvania and federal law, 3rd Fed Bank has, subject to certain exemptions, a lending limit to one borrower in an amount equal to 15% of 3rd Fed Bank’s capital account.  In addition, 3rd Fed Bank may extend credit to a single borrower secured by federal and state securities and other specified collateral in an amount up to 15% of its capital account. A Pennsylvania bank’s capital account includes the aggregate of all capital, surplus, undivided profits, capital securities, and general reserves for loan losses.  3rd Fed Bank’s maximum loan-to-one borrower limit was approximately $12.1 million as of December 31, 2012 and 3rd Fed Bank’s five largest aggregate lending relationships pursuant to the loans to one borrower regulations had balances ranging from $6.4million to $8.7 million.

Mortgage-Backed Securities

To supplement lending activities, 3rd Fed Bank invests in residential mortgage-backed securities. The majority of such securities are classified as available for sale. In addition, they serve as collateral for borrowings and, through repayments, are a source of liquidity.

The mortgage-backed securities portfolio as of December 31, 2012, consisted of pass-through certificates issued by the FHLMC ($2.5 million), GNMA, ($1.5 million), FNMA ($30.1 million), and REMICs formed from pass-through certificates issued by these same agencies ($9.8 million).

At December 31, 2012, the amortized cost of mortgage-backed securities totaled $43.2 million, or 6% of total assets, and the fair value of such securities totaled approximately $44.9 million.

3rd Fed Bank’s mortgage-backed securities which are so-called “pass-through” represent a participation interest in a pool of single-family or multi-family mortgages, the principal and interest payments on which are passed through intermediaries (generally quasi-governmental agencies) to investors such as 3rd Fed Bank.  Such quasi-governmental agencies, which guarantee the payment of principal and interest to investors, include FHLMC, FNMA and GNMA. The REMIC securities are composed of the same loan types as the pass-through certificates, but offer differing characteristics as to their expected cash flows depending on the class of such securities purchased. 3rd Fed Bank’s REMICs are primarily “planned amortization classes” (“PAC”) and “very accurately defined maturity” (“VADM”) classes that, when purchased, offered a high probability of predictable cash flows.

Mortgage-Backed Securities Carrying Value. The following table sets forth the carrying value of 3rd Fed Bank’s mortgage-backed securities held in portfolio at the dates indicated.

	At December 31,
	2012	2011	2010
	(In thousands)
Held to maturity:
GNMA-fixed rate	$728	$897	$1,114
FHLMC ARMs	5	9	14
FHLMC-fixed rate	337	440	552
FNMA-fixed rate	895	1,242	1,489
Total mortgage-backed securities held to maturity	$1,965	$2,588	$3,169
Available-for-sale:
GNMA-fixed rate	$726	$1,140	$1,637
FHLMC-fixed rate	2,159	3,586	2,355
FNMA-fixed rate	30,001	23,454	9,734
REMICs-fixed rate	9,788	28,202	52,765
Total mortgage-backed securities available-for-sale	$42,674	$56,382	$66,491

Mortgage-Backed Securities Maturity.  The following table sets forth the maturity and the weighted average coupon (“WAC”) of 3rd Fed Bank’s mortgage-backed securities portfolio at December 31, 2012.  The table does not include estimated prepayments.  Adjustable-rate mortgage-backed securities are shown as maturing based on contractual maturities.

Contractually	Held		Available
Due	to Maturity	WAC	-for-Sale	WAC
	(Dollars in thousands)
Less than 1 year	$—	—%	$347	4.83%
1 to 3 years	—	—%	2,098	5.10%
3 to 5 years	20	6.96%	—	—%
5 to 10 years	218	4.96%	9,642	3.72%
10 to 20 years	1,727	6.36%	22,110	3.38%
Over 20 years	—	—%	8,477	4.38%
Total mortgage-backed securities	$1,965	6.21%	$42,674	3.75%

Non-Performing and Problem Assets

Loan Collection.  When a borrower fails to make a required payment on a loan, 3rd Fed Bank takes a number of steps to have the borrower cure the delinquency and restore the loan to current status.  In the case of residential mortgage loans and consumer loans, 3rd Fed Bank generally sends the borrower a written notice of non-payment after the loan is 15 days past due.  In the event payment is not then received, additional letters and phone calls are made.  If the loan is still not brought current and it becomes necessary for 3rd Fed Bank to take legal action, which typically occurs after a loan is delinquent more than 90 days, 3rd Fed Bank will commence foreclosure proceedings against any real property that secures the loan and attempt to repossess any personal property that secures a consumer loan.  If a foreclosure action is instituted and the loan is not brought current, paid in full, or refinanced before the foreclosure sale, the real property securing the loan generally is obtained by 3rd Fed Bank at foreclosure.

In the case of commercial real estate and multi-family loans, and construction loans, 3rd Fed Bank generally attempts to contact the borrower by telephone after any loan payment is ten days past due and a senior loan officer reviews all collection efforts made if payment is not received after the loan is 30 days past due.  Decisions as to when to commence foreclosure actions for commercial real estate and multi-family loans and construction loans are made on a case by case basis.  3rd Fed Bank may consider loan work-out arrangements with these types of borrowers in certain circumstances.

Delinquent Loans.  Generally, 3rd Fed Bank establishes a reserve for uncollected interest on loans past due more than 90 days; these loans are included in the table of nonaccrual loans below.  Loans also are placed on a nonaccrual status when, in the judgment of management, the probability of collection of interest is deemed to be insufficient to warrant further accrual.  When a loan is placed on nonaccrual status, previously accrued but unpaid interest is deducted from interest income and the further accrual of interest ceases unless the underlying facts that prompted a nonaccrual determination are deemed to have improved significantly.

Non-Performing Assets. The following table sets forth information regarding non-accrual loans and real estate owned by 3rd Fed Bank at the dates indicated.  3rd Fed Bank had no loans contractually past due more than 90 days for which accrued interest has been recorded.

	At December 31,
	2012	2011	2010	2009	2008
	(Dollars in thousands)

Loans accounted for on a non-accrual basis:
Residential mortgages	$2,265	$5,502	$3,618	$1,117	$780
Commercial – real estate secured	1,149	2,711	9,594	2,506	1,356
Construction loans	4,794	4,044	4,307	4,554	3,017
Consumer and other	151	278	1,415	107	126
Commercial-and industrial loans	—	6	44	—	—
Total non-accrual loans	8,359	12,541	18,978	8,284	5,279

Real estate owned, net	7,282	11,730	7,482	1,279	--
Total non-performing assets	$15,641	$24,271	$26,460	$9,563	$5,279

Total non-accrual loans to loans	1.56%	2.49%	3.72%	1.55%	0.96%
Total non-accrual loans to total assets	1.17%	1.84%	2.74%	1.16%	0.72%
Total non-performing assets to total assets	2.20%	3.56%	3.82%	1.34%	0.72%

At December 31, 2012, commercial real estate loans include a loan with a balance of $1.5 million secured by two contiguous parcels of commercial real estate and a lien on the guarantor’s personal residence.  3rd Fed Bank has recorded a partial charge-off of $951,000 from the allowance for loan losses, equal to the difference between the loan balance and the fair value based upon a recent appraisal.  3rd Fed Bank has initiated foreclosure proceedings and the borrower has filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code. An additional $296,000 of the allowance for loan losses has been allocated to this loan for potential acquisition or selling costs related to the properties.

Nonperforming construction loans also include two loans, with a combined balance of $2.0 million secured by a parcel of land.   3rd Fed Bank has recorded a partial charge-off of $202,000 equal to the difference between the recorded investment and a recent appraisal.  The borrower is attempting to sell the property and intends to apply the sale proceeds to the outstanding loan balance.  Additionally, $29,000 of the allowance for loan losses has been allocated to this loan for potential acquisition or selling costs related to the property.

Nonperforming construction loans also include a participation in a commercial construction project with the principal balance due to 3rd Fed Bank of $3.1 million.  3rd Fed Bank has recorded a partial charge-off of $198,000 from the allowance for loan losses equal to the difference between the recorded investment and a recent appraisal.  Additionally, $1.0 million of the allowance for loan losses has been allocated to this loan for potential adjustments related to the disposition of the property.

With respect to each of the remaining non-performing loans, 3rd Fed Bank is taking appropriate steps to resolve the individual situations.

3rd Fed Bank was not aware of any other significant potential problem loans. “Potential problem loans” are loans where information about possible credit problems of borrowers has caused management to have serious doubts about the borrowers’ ability to comply with present repayment terms.

At December 31, 2012, 3rd Fed Bank had no foreign loans and no loan concentrations exceeding 10% of total loans. “Loan concentrations” are considered to exist when there are amounts loaned to a multiple number of borrowers engaged in similar activities that would cause them to be similarly impacted by economic or other conditions.

Real Estate Owned.  Real estate acquired by 3rd Fed Bank as a result of foreclosure, judgment or by deed in lieu of foreclosure is classified as real estate owned (“REO”) until it is sold.  When property is acquired it is recorded at the lower of fair value, minus estimated cost to sell, or the recorded investment in the loan.  If the property subsequently decreases in estimated value from the initial recorded amount, 3rd Fed Bank will provide a valuation allowance, through a charge to earnings, if the decrease is judged by management to be temporary. If the decrease is judged to be permanent, 3rd Fed Bank will reduce the recorded amount, through a charge to earnings, to the new estimated value.

Allowances for Loan Losses.  3rd Fed Bank provides valuation allowances for estimated losses from uncollectible loans. Management determines the adequacy of the allowance on a quarterly basis to ensure that a provision for loan losses has been charged against earnings in an amount necessary to maintain the allowance at a level that is appropriate based upon management’s estimate of probable losses. Several sources of data are used in making the evaluation as to the appropriateness of the allowance.

In establishing allowances, a specific allowance is established for loans which because of past payment history, a review of recent financial information, or other facts regarding the credit, pose a higher than normal amount of perceived risk of collection. In addition, an allowance is assigned based upon qualitative and quantitative risk factors which are inherent in class of the loan portfolio.

Although the allowance has been determined based on loan class, the total allowance is available to absorb any and all losses from any class of the loan portfolio. At December 31, 2012, management believes that the allowance for loan losses is at an acceptable level.

The following table sets forth information with respect to the allocation of 3rd Fed Bank’s allowance for loan losses by loan type at the dates and for the periods indicated:

	For the Years Ended December 31,
	2012	2011	2010	2009	2008
	(Dollars in thousands)

Balance at beginning of period	$8,100	$8,328	$5,215	$3,855	$2,842
Provision for loan losses	2,400	3,728	4,241	2,930	1,500
Charge-offs:
Residential mortgages	(768)	(172)	(49)	(149)	(12)
Commercial – secured by real estate	(1,438)	(2,041)	(831)	(278)	-
Construction loans	(1,182)	(1,521)	(59)	(1,092)	(347)
Consumer and other	(116)	(237)	(53)	(88)	(55)
Commercial and industrial loans	(156)	(44)	(146)	(9)	(160)
Recoveries:
Residential mortgages	56	12	—	—	—
Construction loans	—	1	—	5	—
Consumer and other	4	8	9	13	19
Commercial and industrial loans	22	38	1	28	68
Balance at end of year	$6,922	$8,100	$8,328	$5,215	$3,855

Ratio of net charge-offs during the period to average loans outstanding during the period	0.70%	0.79%	0.22%	0.29%	0.09%
Ratio of allowance for loan losses to non-performing loans at the end of the period	82.81%	64.59%	43.88%	63.00%	73.00%
Ratio of allowance for loan losses to loans receivable at the end of the period	1.30%	1.61%	1.63%	0.98%	0.71%

The following table sets forth the allocation of 3rd Fed Bank’s allowance for loan losses by loan category and the percent of loans in each category to total loans receivable, gross, at the dates indicated.

	At December 31,
	2012		2011		2010		2009		2008
	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans
	(Dollars in thousands)
At end of period allocated for:
Residential mortgages	$1,849	60.8%	$2,194	55.5%	$1,839	52.8%	$962	50.9%	$1,461	51.5%

Commercial real estate secured	2,607	27.3%	3,071	31.2%	3,099	32.2%	2,031	31.5%	1,108	30.7%
Construction loans	1,697	3.1%	1,830	3.2%	2,479	3.7%	1,736	5.5%	953	5.6%
Consumer and other loans	262	7.9%	470	9.2%	623	10.2%	317	10.7%	259	10.7%
Commercial and industrial loans	119	0.9%	138	0.9%	76	1.1%	169	1.4%	74	1.5%
Unallocated	388	—%	397	—	212	—	—	—	—	—
Total allowance	$6,922	100.0%	$8,100	100.0%	$8,328	100.0%	$5,215	100.0%	$3,855	100.0%

Investment Securities

The purchase of investment securities is designed primarily to provide and maintain liquidity, to generate a favorable return on investments without incurring undue interest rate and credit risk, and to complement 3rd Fed Bank’s lending activities.  In establishing its investment strategies, 3rd Fed Bank considers its business and growth plans, the economic environment, the types of securities to be held and other factors.  Pennsylvania chartered savings banks have the authority to invest in various types of assets, including U.S. Treasury obligations, securities of various federal and state agencies, certain certificates of deposit of insured depository institutions, certain bankers acceptances and bills of exchange, and commercial paper and other corporate debt obligations.

The following table sets forth certain information regarding the amortized cost and fair values of 3rd Fed Bank’s investment securities at the dates indicated.

	At December 31,
	2012		2011		2010
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)

Interest earning deposits	$26,440	$26,440	$10,430	$10,430	$4,219	$4,219

Securities available-for-sale:
U.S. government and agency Obligations	$—	$—	$2,995	$3,030	$6,000	$6,059
State and political subdivisions	55,254	59,610	51,287	55,091	47,348	48,208
Corporate debt securities	—	—	—	—	3,340	3,563
Total	$55,254	$59,610	$54,282	$58,121	$56,688	$57,830

Investment Portfolio Maturities

The following table sets forth certain information regarding the amortized cost, weighted average yields and maturities of 3rd Fed Bank’s investment securities portfolio, exclusive of equities and interest-earning deposits, at December 31, 2012.  Yields on tax exempt obligations have been computed on a tax equivalent basis.

	One Year or Less		One to Five Years		Five to Ten Years		More than Ten Years		Total Investment Securities
	Amortized	Average	Amortized	Average	Amortized	Average	Amortized	Average	Amortized	Average	Fair
	Cost	Yield	Cost	Yield	Cost	Yield	Cost	Yield	Cost	Yield	Value
	(Dollars in thousands)
State and political subdivisions	$602	5.18%	$9,514	5.30%	$25,154	5.11%	$19,984	5.20%	$55,254	5.18%	$59,610
Total	$602	5.18%	$9,514	5.30%	$25,514	5.11%	$19,984	5.20%	$55,254	5.18%	$59,610

Sources of Funds

General. Deposits, borrowings, loan repayments and cash flows generated from operations are the primary sources of 3rd Fed Bank’s funds for use in lending, investing and other general purposes.

Deposits. 3rd Fed Bank offers a variety of deposit accounts having a range of interest rates and terms. 3rd Fed Bank’s deposits consist of regular savings, non-interest bearing checking, NOW checking, money market, and certificate accounts. Of the deposit accounts, $38.3 million or 7% consist of IRA, Keogh or SEP retirement accounts at December 31, 2012.

The flow of deposits is influenced significantly by general economic conditions, changes in money market and prevailing interest rates and competition. 3rd Fed Bank’s deposits are primarily obtained from areas surrounding its offices, and 3rd Fed Bank relies primarily on customer service and long-standing relationships with customers to attract and retain these deposits. 3rd Fed Bank has historically maintained a high level of core deposits consisting of regular savings, money market, non-interest-bearing checking, and NOW checking, which has contributed to a low cost-of-funds. At December 31, 2012, core deposits amounted to 69% of total deposits.

The following table sets forth the distribution of 3rd Fed Bank’s deposit accounts at the dates indicated and the weighted average nominal interest rates on each category of deposits presented. 3rd Fed Bank does not have a significant amount of deposits from outside its market area. Management does not believe that the use of year end balances instead of average balances resulted in any material difference in the information presented.

	At December 31,
	2012			2011			2010
		Percent	Weighted		Percent	Weighted		Percent	Weighted
		of	Average		of	Average		of	Average
		Total	Nominal		Total	Nominal		Total	Nominal
	Amount	Deposits	Rate	Amount	Deposits	Rate	Amount	Deposits	Rate
	(Dollars in thousands)

Interest-bearing checking accounts	$76,730	13.63%	0.23%	$65,677	11.91%	0.34%	$56,157	10.21%	0.31%
Money market accounts	153,827	27.45%	0.51%	155,010	28.12%	0.62%	149,744	27.22%	0.80%
Non-interest-bearing checking accounts	52,433	9.36%	—	43,910	7.96%	—	40,389	7.34%	—
Total transaction Accounts	282,630	50.44%	0.34%	264,597	47.99%	0.45%	246,290	44.77%	0.56%
Passbook accounts	106,268	18.97%	0.23%	105,617	19.16%	0.39%	99,686	18.12%	0.46%
Certificates of deposit	171,417	30.59%	1.06%	181,074	32.85%	1.56%	204,159	37.11%	2.08%
Total deposits	$560,315	100.00%	0.54%	$551,288	100.00%	0.79%	$550,135	100.00%	1.10%

At December 31, 2012, 3rd Fed Bank had outstanding certificates of deposit in amounts of $100,000 or more maturing as follows:

Maturing Period	Amount
(In thousands)
Three months or less	$5,651
Over three through six months	6,829
Over six through 12 months	20,393
Over 12 months	17,841
Total	$50,714

Borrowings

Deposits are the primary source of funds of 3rd Fed Bank’s lending and investment activities and for its general business purposes. 3rd Fed Bank may obtain advances from the Federal Home Loan Bank (“FHLB”) of Pittsburgh to supplement its supply of lendable funds. Advances from the FHLB are typically secured by a pledge of 3rd Fed Bank’s stock in the FHLB and a portion of 3rd Fed Bank’s first mortgage loans. 3rd Fed Bank may also access the Federal Reserve Board discount window. The following tables set forth the maximum month-end balance, period ending balance, and weighted average balance of outstanding FHLB advances at the dates and for the periods indicated, together with the applicable weighted average interest rates.

	At December 31,
	2012	2011	2010
	(Dollars in thousands)

FHLB advances	$60,656	$46,908	$61,987

Weighted average interest rate	1.88%	3.37%	3.73%

	Years Ended December 31,
	2012	2011	2010
	(Dollars in thousands)

Maximum balance of FHLB advances	$83,238	$65,001	$82,299
Weighted average balance of FHLB advances	56,837	55,274	74,758
Weighted average interest rate of FHLB advances	2.47%	3.52%	3.93%

Subsidiary Activity

At December 31, 2012, 3rd Fed Bank had two wholly-owned operating subsidiaries, Third Delaware Corporation and Teragon Financial Corporation. Third Delaware Corporation was formed in 1998 for the purpose of investing in securities. At December 31, 2012, 3rd Fed Bank had $156.9 million invested in Third Delaware Corporation. During 2004, Teragon Financial Corporation (“Teragon”) invested $7,500 in a limited partnership entitled Third Fed Abstract, L. P., whose purpose is to operate a title insurance agency, primarily to capture certain title insurance premiums generated by 3rd Fed Bank’s lending activities. At December 31, 2012, 3rd Fed Bank had an investment of $184,000 in Teragon. During 2007, Teragon was granted approval by the Commonwealth of Pennsylvania to conduct business as an insurance agency, and during 2012, Teragon received $24,000 of insurance commissions.

Personnel

As of December 31, 2012, TF had 154 full-time and 13 part-time employees. None of TF’s employees are represented by a collective bargaining group. TF believes that its relationship with its employees is good.

Properties

TF is located and conducts its business at 3 Penns Trail, Newtown, Pennsylvania. At December 31, 2012, 3rd Fed Bank operated from its administrative offices and thirteen branch offices located in Philadelphia and Bucks Counties, Pennsylvania and Mercer County, New Jersey.   3rd Fed Bank also owns one parcel of land and a building behind its Doylestown branch office. The parcel is available to be leased to a third-party and the other parcel is used as a parking lot for employees of 3rd Fed Bank and tenants. The net book value of the lot was $10,000. In addition, a subsidiary of TF, Penns Trail Development Corporation, owns investment property with a book value of $713,000.

The following table sets forth certain information regarding 3rd Fed Bank’s operating properties:

Location	Leased or Owned
ADMINISTRATIVE OFFICE
Newtown Office
3 Penns Trail	Owned
Newtown, PA 18940

BRANCH AND LOAN OFFICES
Frankford Office	Leased
4625 Frankford Avenue
Philadelphia, PA 19124

Ewing Office	Owned
2075 Pennington Road
Ewing, NJ 08618

Hamilton Office	Owned
1850 Route 33
Hamilton Square, NJ 08690

Fishtown Office	Owned
York & Memphis Streets
Philadelphia, PA 19125

Cross Keys Office	Owned
834 North Easton Road
Doylestown, PA 18902

Bridesburg Office	Owned
Orthodox & Almond Streets
Philadelphia, PA 19137

New Britain Office	Leased
600 Town Center
New Britain, PA 18901

Location	Leased or Owned
Newtown Office	Leased
950 Newtown Yardley Road
Newtown, PA 18940

Mayfair Office	Owned
Roosevelt Blvd. at Unruh
Philadelphia, PA 19149

Doylestown Office	Owned
60 North Main Street
Doylestown, PA 18901

Feasterville Office	Leased
1201 Buck Road
Feasterville, PA 19053

Woodhaven Office	Leased
12051 Knights Road
Philadelphia, PA 19154

Girard Office	Leased
136 West Girard Avenue
Philadelphia, PA 19123

PROCESSING OPERATIONS
Operations Center	Owned
62-66 and 98 Walker Lane
Newtown, PA 18940

Legal Proceedings

As of December 31, 2012, neither TF nor its subsidiaries were involved in any pending legal proceedings, other than routine legal matters occurring in the ordinary course of business that in the aggregate involve amounts which are believed by management to be immaterial to the consolidated financial condition or results of operations of TF.

SUPERVISION AND REGULATION OF TF

Set forth below is a brief description of all material laws and regulations which relate to the regulation of 3rd Fed Bank and TF. The description does not purport to be complete and is qualified in its entirety by reference to applicable laws and regulations.

Financial Reform Legislation.  On July 21, 2010, the President signed the Dodd-Frank Act into law. The Dodd-Frank Act will likely result in dramatic changes across the financial regulatory system, some of which became effective immediately and some of which will not become effective until various future dates. Implementation of the Dodd-Frank Act will require many new rules to be made by various federal regulatory agencies over the next several years, including our current and future regulatory agencies, and the effect of many of the Dodd-Frank Act’s provisions will be determined through the rulemaking process.

The Dodd-Frank Act includes provisions that, among other effects:

•
Creates a new agency, the Bureau of Consumer Financial Protection (“CFPB”), to centralize responsibility for consumer financial protection. responsible for implementing, examining and enforcing compliance with federal consumer financial laws such as the Truth in Lending Act, the Equal Credit Opportunity Act, the Real Estate Settlement Procedures Act and the Truth in Saving Act, among others.  Depository institutions that have assets of $10 billion or less, such as us, will continue to be supervised by their primary federal regulators.  The CFPB will also have data collecting powers for fair lending purposes for small business and mortgage loans, as well as authority to prevent unfair, deceptive and abusive practices.

•
Imposes new consumer protection requirements in mortgage loan transactions, including requiring creditors to make reasonable, good faith determinations that consumers have a reasonable ability to repay mortgage loans, prohibiting originators of residential mortgage loans from being paid compensation (such as a “yield spread premium”) that varies based on the terms of the loan other than the principal amount of the loan, requiring new disclosure requirements for residential mortgage loans, requiring additional disclosures in periodic loan account statements, amending the Truth-in-Lending Act’s “high-cost” mortgage provisions, and adopting certain other revisions.

•
Changes the assessment base for federal deposit insurance from the amount of insured deposits to consolidated assets less tangible capital, eliminates the ceiling on the size of the FDIC’s Deposit Insurance Fund (“DIF”), and increases the required minimum reserve ratio for the DIF, from 1.15% to 1.35% of insured deposits.

•	Increases the maximum amount of deposit insurance for banks, savings institutions and credit unions to $250,000 per depositor.

•	Adopts changes to corporate governance requirements, including requiring shareholder votes on executive compensation and proxy access by shareholders that apply to all public companies.

•	Repeals various banking law provisions prohibiting the payment of interest on demand deposits.

•
Requires the Federal Reserve to adopt rules to regulate the reasonableness of debit card interchange fees charged by financial institutions with $10 billion or more in assets with respect to electronic debit transactions. The amount of such fees must be “reasonable and proportional” to the cost incurred by the issuer. Issuers that, together with their affiliates, have assets of less than $10 billion would not be covered by the rules.

Some of these provisions may have the consequence of increasing our expenses, decreasing our revenues, and changing the activities in which TF chooses to engage. At a minimum, TF expects that the Dodd-Frank Act will increase our operating and compliance costs.  The specific impact of the Dodd-Frank Act on our current activities or new financial activities will be considered in the future, and our financial performance and the markets in which TF operates will depend on the manner in which the relevant agencies develop and implement the required rules and the reaction of market participants to these regulatory developments. Many aspects of the Dodd-Frank Act are subject to rulemaking and will take effect over several years, making it difficult to anticipate the overall financial impact on TF, its customers, or the financial industry in general.

Company Regulation

General. TF is a unitary savings and loan holding company subject to regulatory oversight by the Federal Reserve Board. As such, TF is required to register and file reports with the Federal Reserve Board and is subject to regulation and examination by the Federal Reserve Board. In addition, the Federal Reserve Board has enforcement authority over TF and its non-savings association subsidiaries, which also permits the Federal Reserve Board to restrict or prohibit activities that are determined to be a serious risk to the subsidiary institution. This regulation and oversight is intended primarily for the protection of the depositors of 3rd Fed Bank and not for the benefit of stockholders of TF.

TF must obtain the prior approval of the Federal Reserve before it may acquire control of another bank or savings institution, merge or consolidate with another bank holding company or savings and loan holding company or acquire all or substantially all of the assets of another bank, savings institution or depository institution holding company.  TF must also obtain prior Federal Reserve approval before it may acquire ownership or control of any voting shares of any bank, savings institution or depository institution holding company if, after such acquisition, TF would directly or indirectly own or control more than 5% of such shares. TF is also required to file certain reports with, and otherwise comply with, the rules and regulations of the Federal Reserve Board and the SEC.

Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act of 2002 (the “Act”) implemented legislative reforms intended to address corporate and accounting fraud and improve public company reporting. The SEC has promulgated new regulations pursuant to the Act and may continue to propose additional implementing or clarifying regulations as necessary in furtherance of the Act. The passage of the Act by Congress and the implementation of new regulations by the SEC subject publicly-traded companies to additional and more cumbersome reporting regulations and disclosure. Compliance with the Act and corresponding regulations may increase TF’s expenses.

Financial Modernization. The Gramm-Leach-Bliley Act (“GLB”) permits qualifying bank holding companies to become financial holding companies and thereby affiliate with securities firms and insurance companies and engage in other activities that are financial in nature. GLB defines “financial in nature” to include securities underwriting, dealing and market making; sponsoring mutual funds and investment companies; insurance underwriting and agency; merchant banking activities; and activities that the Federal Reserve Board has determined to be closely related to banking. A qualifying bank also may engage, subject to limitations on investment, in activities that are financial in nature, other than insurance underwriting, insurance company portfolio investment, real estate development, and real estate investment, through a financial subsidiary of 3rd Fed Bank.

GLB also prohibits new unitary thrift holding companies from engaging in nonfinancial activities or from affiliating with a nonfinancial entity. As a grandfathered unitary thrift holding company, TF has retained its authority to engage in nonfinancial activities.

Qualified Thrift Lender Test. As a unitary savings and loan holding company, TF generally is not subject to activity restrictions, provided 3rd Fed Bank satisfies the QTL test. See “Bank Regulation — Qualified Thrift Lender Test.”  If TF acquires control of another savings association as a separate subsidiary, it would become a multiple savings and loan holding company, and the activities of TF and any of its subsidiaries (other than 3rd Fed Bank) would become subject to restrictions applicable to bank holding companies unless such other associations each also qualify as a QTL and were acquired in a supervisory acquisition.

Restrictions on Dividends.  The Federal Reserve has issued a policy statement on the payment of cash dividends by bank and savings and loan holding companies, which expresses the Federal Reserve’s view that a holding company should pay cash dividends only to the extent that the holding company’s net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the holding company’s capital needs, asset quality and overall financial condition. The Federal Reserve also indicated that it would be inappropriate for a holding company experiencing serious financial problems to borrow funds to pay dividends. Furthermore, under the federal prompt corrective action regulations, the Federal Reserve may prohibit a bank holding company from paying any dividends if the holding company’s bank subsidiary is classified as “undercapitalized.”

TF MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITIONAND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis and related financial data are presented to assist in the understanding and evaluation of the financial condition and results of operations for TF and its subsidiary, 3rd Fed Bank, as of December 31, 2012 and 2011 and for the years ended December 31, 2012 and 2011.  This section should be read in conjunction with the consolidated financial statements and related footnotes included elsewhere in this proxy statement/prospectus.

Critical Accounting Policies

Certain critical accounting policies of TF requires the use of significant judgment and accounting estimates in the preparation of the consolidated financial statements and related data of TF. These accounting estimates require management to make assumptions about matters that are highly uncertain at the time the accounting estimate is made.

Management believes that the most critical accounting policy requiring the use of a significant amount of accounting estimates and judgment is the determination of the allowance for loan losses. Allowances are established based on an analysis of individual loans, pools of similar loans, delinquencies, loss experience, economic conditions generally and as they may affect individual borrowers, and other factors. Individual loans are evaluated based on cash flows or value of the underlying collateral, and the financial strength of any guarantors. All of these evaluation factors are subject to a high degree of uncertainty. If the financial condition and collateral values of a significant amount of debtors should deteriorate more than TF has estimated, present allowances for loan losses may be insufficient and additional provisions for loan losses may be required. In addition, a single loan may result in the loss of a substantial amount and may significantly reduce the allowance. The allowance for loan losses was $6.9 million at December 31, 2012.

Allowance for Loan Losses

3rd Fed Bank provides valuation allowances for estimated losses from uncollectible loans. The allowance is increased by provisions charged to expense and reduced by net charge-offs. On a quarterly basis, TF prepares an allowance for loan losses (ALLL) analysis. In the analysis, the loan portfolio is segmented into groups of homogeneous loans that share similar risk characteristics: commercial loans secured by non-residential or non-owner occupied residential real estate, construction, commercial and industrial loans, single family residential, and consumer which is predominately real estate secured junior liens and home equity lines of credit. Each segment is assigned reserve factors based on quantitative and qualitative measurements. In addition, 3rd Fed Bank reviews its internally classified loans, its loans classified for regulatory purposes, delinquent loans, and other relevant information in order to isolate loans for further scrutiny as potentially impaired loans.

Quantitative factors include an actual expected loss factor based on historical loss experience over a relevant look-back period. Quantitative factors also include 3rd Fed Bank’s actual risk ratings for the commercial loan segments as determined in accordance with loan review and loan grading policies and procedures, and additional factors as determined by management to be representative of additional risk due to the loan’s geographic location, type, and other attributes. These quantitative factors are adjusted if necessary, up or down, based on actual experience and an evaluation of the qualitative factors.

Qualitative factors are based upon: (1) changes in lending policies and procedures, including but not limited to changes in underwriting standards and collection, charge-off, and recovery practices not considered elsewhere in estimating credit losses; (2) changes in international, national, regional, and local economic and business conditions and developments that affect the collectability of the portfolio, including the condition of various market segments; (3) changes in the nature and volume of the portfolio and in the terms of loans; (4) changes in the experience, ability, and depth of lending management and other relevant staff; (5) changes in the volume and severity of past due loans, the volume of nonaccrual loans, and the volume and severity of adversely classified or graded loans; (6) changes in the quality of the loan review system; (7) changes in the value of underlying collateral for collateral dependent loans; (8) the existence and effect of any concentration of credit, and changes in the level of such concentrations; and (9) the effect of other external factors such as competition and legal and regulatory requirements on the level of estimated credit losses in the existing loan portfolio.

Potentially impaired loans selected for individual evaluation are reviewed in accordance with US GAAP which governs the accounting for impaired assets, as well as regulatory guidance regarding treatment of troubled, collateral-dependent loans. Each potentially impaired loan is evaluated using all available information such as recent appraisals, whether the loan is currently on accrual or non-accrual status, discounted cash flow analyses, guarantor financial strength, the value of additional collateral, and the loan’s and borrower’s past performance to determine whether in management’s best judgment it is probable that 3rd Fed Bank will be unable to collect all contractual interest and principal in accordance with the loan’s terms. Loans deemed not to be impaired are assigned a reserve factor based upon the segment from which they were selected.

Loans deemed impaired are evaluated to determine the estimated fair value of the collateral, and a portion of the ALLL will be allocated to the deficiency. Troubled collateral-dependent real estate secured loans are valued using the appraised value of the collateral, and a portion of the ALLL will be allocated to these loans based on the difference between the loan amount and the appraised value. If such amounts are judged by management to be permanent, they will be charged-off. In addition, if foreclosure is probable, a portion of the ALLL will be allocated to the estimated additional costs to acquire and the estimated costs to sell. Upon completion of the foreclosure process, these amounts will be charged-off.

The ALLL needed as a result of the foregoing evaluation is compared with the unadjusted amount, and an adjustment is made by means of a provision to the allowance for loan losses. Recognizing the inherently imprecise nature of the loss estimates and the large number of assumptions needed in order to perform the analysis, the required reserve may be less than the actual level of reserves at the end of any evaluation period, and thus there may be an unallocated portion of the ALLL. Management adjusts the unallocated portion to an amount which management considers reasonable under the circumstances.

Comparison of Financial Condition at December 31, 2012 and 2011

Assets.  TF’s total assets at December 31, 2012 were $711.8 million, an increase of $29.9 million during the year.

Loans receivable, net of the allowance for loan losses, were $526.7 million, a $32.6 million or 6.6% increase from December 31, 2011. Originations of single-family residential mortgage and consumer loans totaled $117.7 million and originations of commercial loans were $14.6 million. Offsetting these increases were principal repayments of loans receivable totaling $93.6 million, $3.5 million of transfers from loans to real estate acquired through foreclosure and amortization of net deferred loan origination costs of $0.2 million. The allowance for loan losses began the year at $8.1 million, was increased by provisions of $2.4 million and reduced by net charge-offs of $3.6 million during the year and totaled $6.9 million at year end. During 2012, loans originated for sale totaled $52.9 million and proceeds from the sale of loans approximated $53.5 million. TF sold the majority of its fixed rate, 30 year term loan originations to the Federal National Mortgage Association (“FNMA”) and retained the loan servicing.

Investment securities decreased by $12.8 million during the year due to principal repayments received of $26.8 million, security sales of $3.8 million, security maturities of $5.8 million and net premium amortization of $0.6 million, partially offset by security purchases of $23.8 million and increases in the fair value of available for sale securities of $0.2 million.

Other assets decreased by $4.0 million mainly due to the sales of real estate acquired through foreclosure totaling $7.6 million offset by foreclosure actions that resulted in the acquisition of new properties totaling $3.5 million. At December 31, 2012, real estate acquired through foreclosure totaled $7.3 million.

Liabilities.  Advances from the FHLB and other borrowings increased by $13.7 million, the result of new borrowings of $39.2 million less scheduled amortization and maturities of $25.4 million. The increase in advances correlates to the overall increase in the loan portfolio. It is the current intent of TF to fund a portion of its interest-bearing assets, not funded by deposits, with longer term advances from the FHLB. 3rd Fed Bank may also fund its day-to-day cash needs and shorter term interest-bearing assets not otherwise funded with deposits, using draws on its line of credit with the FHLB. 3rd Fed Bank’s line of credit at the FHLB was $60 million of which none was drawn at December 31, 2012.

Deposit balances increased by $9.0 million during 2012. Checking and savings accounts increased $19.9 million from December 31, 2011 to December 31, 2012. This increase was offset by a decrease in money market accounts of $1.2 million and a decrease of $9.7 million in certificates of deposit (“CDs”) during 2012 largely caused by the maturity of CDs which were several years old, had interest rates substantially above current interest rates and were reinvested in non-CD products at 3rd Fed Bank. However, during the fourth quarter of 2012, 3rd Fed Bank ran a CD promotion which resulted in $25.0 million of new CDs and caused a temporary increase in cash and cash equivalent balances of 3rd Fed Bank at year end.

Stockholders’ Equity.  Total consolidated stockholders’ equity increased by $5.5 million to $82.9 million at December 31, 2012. The increase is largely the result of the retention of $5.4 million in net income less cash dividends paid to TF’s common stockholders of $543,000. Accumulated other comprehensive income increased by $224,000, net of tax, due to the fair value adjustment for unrealized gains on available for sale securities, an increase, net of tax, related to the funded status of the pension plan. Equity also increased due to a $317,000 increase as a result of the allocation of 13,000 shares to participants in TF’s employee stock ownership plan and an increase of $156,000 attributable to stock grants, stock options and director compensation.

Average Balance Sheet.  The following table sets forth information (dollars in thousands) relating to TF’s average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated. The yields and costs are computed by dividing income or expense by the average balance of interest earning assets or interest-bearing liabilities, respectively for the periods indicated.

	Year Ended December 31,
	2012			2011
	Average balance	Interest	Average yld/cost	Average balance	Interest	Average yld/cost
ASSETS
Interest-earning assets:
Loans receivable, net (1)	$513,178	25,205	4.91%	$500,095	$26,373	5.27%
Mortgage-backed securities	57,164	1,933	3.38%	64,416	2,718	4.22%
Investment securities (2)	65,813	2,849	4.33%	67,747	2,885	4.26%
Other interest-earning assets (3)	6,155	8	0.13%	5,406	3	0.06%
Total interest-earning assets	642,310	29,995	4.67%	637,664	31,979	5.02%
Non interest-earning assets	47,726			50,390
Total assets	$690,036			$688,054
LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-bearing liabilities:
Deposits	$545,677	3,532	0.65%	$550,019	5,467	0.99%
Advances from the FHLB	56,837	1,405	2.47%	55,274	1,948	3.52%
Total interest-bearing liabilities	602,514	4,937	0.82%	605,293	7,415	1.23%
Non interest-bearing liabilities	6,957			6,802
Total liabilities	609,471			612,095
Stockholders’ equity	80,565			75,959
Total liabilities and stockholders’ equity	$690,036			$688,054
Net interest income-tax equivalent basis		25,058			24,564
Interest rate spread (4)—tax equivalent basis			3.85%			3.79%
Net yield on interest-earning assets (5)—tax equivalent basis			3.90%			3.85%
Ratio of average interest-earning assets to average interest-bearing liabilities			106.60%			105.35%
Less: tax—equivalent interest adjustment		(775)			(691)
Net interest income		$24,283			23,873
Interest rate spread (4)			3.73%			3.68%
Net yield on interest-earning assets (5)			3.78%			3.74%

_________
(1)	Nonaccrual loans have been included in the appropriate average loan balance category, but interest on nonaccrual loans has not been included for purposes of determining interest income.
(2)
Tax equivalent adjustments to interest on investment securities were $775,000 and $691,000 for the years ended December 31, 2012 and 2011 respectively. Tax equivalent interest income is based upon a marginal effective tax rate of 34%.

(3)	Includes interest-bearing deposits in other banks.
(4)	Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(5)	Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis.  The following table presents, for the periods indicated, the change in interest income and interest expense attributed to (i) changes in volume (changes in the weighted average balance of the total interest-earning asset and interest-bearing liability portfolios multiplied by the prior year rate), and (ii) changes in rate (changes in rate multiplied by prior year volume). Changes attributable to the combined impact of volume and rate have been allocated proportionately based on the absolute value of changes due to volume and changes due to rate.

	Year Ended December 31,
	2012 vs. 2011 Increase (decrease) due to
	Volume	Rate	Net
	(in thousands)
Interest income:
Loans receivable, net	$677	$(1,845)	$(1,168)
Mortgage-backed securities	(284)	(501)	(785)
Investment securities (1)	(83)	47	(36)
Other interest-earning assets	1	4	5
Total interest-earning assets	311	(2,295)	(1,984)
Interest expense:
Deposits	(43)	(1,892)	(1,935)
Advances from the FHLB	54	(597)	(543)
Total interest-bearing liabilities	11	(2,489)	(2,478)
Net change in net interest income	$300	$194	$494
_________
(1)
Tax equivalent adjustments to interest on investment securities were $775,000 and $691,000 for the years ended December 31, 2012 and 2011 respectively. Tax equivalent interest income is based upon a marginal effective rate of 34%.

Comparison of Years Ended December 31, 2012 and December 31, 2011

Net Income.  Net income was $5.4 million for the year ended December 31, 2012 compared with net income of $3.9 million for the year ended December 31, 2011.

Total Interest Income.  For the year ended December 31, 2012, total interest income, on a taxable equivalent basis, decreased by $2.0 million to $30.0 million. Interest income from loans receivable decreased by $1.2 million due to a decrease in the average yield of 36 basis points. Offsetting the decrease was a $13.1 million increase in the average balance of loans outstanding during 2012. The decrease in the average yield of loans and the increase in the average balance of loans outstanding are due to the historically low level of mortgage loan rates during the year which resulted in a high level of mortgage loan refinancing. Interest income from mortgage-backed securities was lower in 2012 because principal repayments of $26.8 million and sales of $3.8 million exceeded purchases of $16.8 million during the year resulting in a $7.3 million decrease in the average balance during 2012 as compared to 2011. In addition, the yield associated with repayments was higher than the yield on newly purchased mortgage-backed securities resulting in an 84 basis point decrease in the average yield.

Total Interest Expense.  Total interest expense decreased to $4.9 million for 2012 from $7.4 million in 2011. The average balance of deposits outstanding only decreased $4.3 million during the year; however the average interest rate paid on the deposits was 34 basis points lower resulting in a net decrease in interest expense from deposits of $1.9 million. The migration of maturing high-rate certificates of deposit into lower cost core accounts was the underlying cause of the decrease in the average cost of deposits during the year. Interest on advances from the FHLB decreased by $0.5 million during 2012 versus 2011 as a result of a decrease in the rate paid on advances of 105 basis points as maturing advances had a higher rate than the rates on new and remaining advances.

Provision for Loan Losses.  The allowance for loan losses was $6.9 million and $8.1 million at December 31, 2012 and 2011, respectively. The provision for loan losses was $2.4 million during 2012 compared with $3.7 million the previous year. Net loan charge-offs were $3.6 million during 2012 compared to $4.0 million during 2011. The provision for loan loss reflects TF’s analysis and review of its loan portfolio and assessment of the underlying risks associated with delinquent loans as well as loans classified for regulatory purposes. For additional analysis of the allowance refer to Note 5-Loans Receivable in the Consolidated Financial Statements.

Noninterest Income.  Total noninterest income was $4.1 million during 2012 compared with $3.6 million for 2011.  Gain on sale of loans increased by $826,000 as a result of the high level of residential loan sales activity which occurred throughout 2012. The disposition of a branch property to a local municipality resulted in a gain of $264,000 in 2012. Gain on the sale of investment and mortgage-backed securities during 2012 was $85,000 compared with a $760,000 net gain in 2011.

Noninterest Expense.  Total noninterest expense was relatively unchanged for the year, and stood at $18.9 million. Employee compensation and benefits increased by $457,000 which was the combined result of annual salary increases and the increased costs associated with the defined benefit plan which increased $346,000 between the two years. Occupancy and equipment costs decreased $177,000, which was mainly the result of a substantial reduction of costs associated with facility snow removal during 2012. Other operating expense decreased $150,000 as the 2012 supervisory examination fee was $96,000 lower due to 3rd Fed Bank’s conversion from a federally-chartered institution to a state-chartered savings bank at the beginning of the year.

Income Tax Expense.  TF’s effective tax rate was 24.3% in 2012 compared to 20.5% for 2011. These effective tax rates are lower than TF’s marginal tax rate of 34% largely due to the tax-exempt income associated with TF’s investments in municipal bonds and bank owned life insurance.

Liquidity and Capital Resources

Liquidity.  TF’s primary sources of liquidity are dividends from the Bank, principal and interest payments received from a loan made to the Bank’s ESOP, and tax benefits arising from the use of TF’s tax deductions by other members of its consolidated group pursuant to a tax sharing agreement. TF is dependent upon these sources and cash on hand which totaled approximately $2.3 million at December 31, 2012 to fund its operations and pay the dividend to its shareholders. There has been no material adverse change in the ability of TF to fund its operations during the year ended December 31, 2012.

3rd Fed Bank’s liquidity is a measure of its ability to fund loans, pay withdrawals of deposits, and other cash outflows in an efficient, cost-effective manner. 3rd Fed Bank’s short-term sources of liquidity include maturity, repayment and sales of assets, excess cash and cash equivalents, new deposits, brokered deposits, other borrowings, and new borrowings from the FHLB and the Federal Reserve Bank (“FRB”). There has been no material adverse change during the year ended December 31, 2012 in the ability of 3rd Fed Bank and its subsidiaries to fund their operations.

The amount of certificate accounts that are scheduled to mature during the twelve months ending December 31, 2013, is approximately $114.4 million. To the extent that these deposits do not remain at 3rd Fed Bank upon maturity, 3rd Fed Bank believes that it can replace these funds with other deposits, cash and cash equivalents, and advances from the FHLB or other borrowings. It has been 3rd Fed Bank’s experience that substantial portions of such maturing deposits remain at 3rd Fed Bank.

At December 31, 2012, 3rd Fed Bank had outstanding $75.4 million in commitments to originate loans or fund unused lines of credit, letters of credit and loans sold with recourse. The loan commitments will be funded during the twelve months ending December 31, 2013. The unused lines and letters of credit can be funded at any time. At December 31, 2012, 3rd Fed Bank had $7.5 million in optional commitments to sell loans. TF also has obligations under lease agreements. Payments required under such lease agreements will be approximately $470,000 during the year ending December 31, 2013. 3rd Fed Bank endeavors to fund its operations internally but has, when deemed prudent, borrowed funds from the FHLB. As of December 31, 2012, such borrowed funds totaled $60.7 million. The amount of these borrowings that will mature during the twelve months ending December 31, 2013 is $14.8 million. At December 31, 2012, potential sources of funds to fulfill these possible liquidity needs included: a $60.0 million line of credit, which was unused, up to approximately $130.8 million of additional collateral-based borrowing capacity at the FHLB, and $18.2 million of collateral-based borrowing capacity at the FRB.

Capital Resources.  Under current regulations, 3rd Fed Bank must have core capital equal to 4% of adjusted total assets of which 1.5% must be tangible capital, and risk-based capital equal to 8% of risk-weighted assets. On December 31, 2012, 3rd Fed Bank met its three regulatory capital requirements.

Management believes that under current regulations, 3rd Fed Bank will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of 3rd Fed Bank, such as increased interest rates or a downturn in the economy in areas in which 3rd Fed Bank operates, could adversely affect future earnings and as a result, the ability of 3rd Fed Bank to meet its future minimum capital requirements.

Impact of Inflation and Changing Prices

The consolidated financial statements and related data have been prepared in accordance with accounting principles generally accepted in the United States of America which require the measurement of financial position and operating results in terms of historical dollars, without consideration for changes in the relative purchasing power of money over time caused by inflation. Unlike industrial companies, nearly all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution’s performance than general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services, since such goods and services are affected by inflation. In the current interest rate environment, liquidity and the maturity structure of 3rd Fed Bank’s assets and liabilities are critical to the maintenance of acceptable performance levels.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk Management.  3rd Fed Bank has established an Asset/Liability Management Committee (“ALCO”) for the purpose of monitoring and managing market risk, which is defined as the risk of loss of net interest income or economic value arising from changes in market interest rates and prices.

The type of market risk which most affects TF’s financial instruments is interest rate risk, which is best quantified by simulating the hypothetical change in the economic value of 3rd Fed Bank that would occur under specific changes in interest rates. Substantially all of 3rd Fed Bank’s interest-bearing assets and liabilities are exposed to interest rate risk, and a large percentage of 3rd Fed Bank’s assets are longer term loans with the interest rate fixed for a significant period of time. Thus, the change in the economic value of 3rd Fed Bank’s net assets is a more meaningful measurement, rather than the volatility of net interest income, to use in measuring and monitoring 3rd Fed Bank’s interest rate risk. Change in economic value is measured using an internal model, wherein the net portfolio value (“NPV”) of 3rd Fed Bank’s current interest-sensitive assets and liabilities is measured at different hypothetical interest rate levels centered on the current term structure of interest rates. 3rd Fed Bank’s exposure to interest rate risk results from, among other things, the difference in maturities in interest-earning assets and interest-bearing liabilities. Since 3rd Fed Bank’s assets currently have a longer maturity than its liabilities, 3rd Fed Bank’s economic value could be negatively impacted during a period of rising interest rates. Alternatively, in periods of falling interest rates 3rd Fed Bank’s mortgage loans will repay at an increasing rate and cause 3rd Fed Bank to reinvest these cash flows in periods of low interest rates, also negatively affecting 3rd Fed Bank’s economic value. The relationship between the interest rate sensitivity of 3rd Fed Bank’s assets and liabilities is continually monitored by management and ALCO.

3rd Fed Bank prices and originates loans, and prices and originates its deposits, including CDs, at market interest rates. Volumes of such loans and deposits at various maturity and repricing horizons will vary according to customer preferences as influenced by the term structure of market interest rates. 3rd Fed Bank utilizes its available for sale investment portfolios to generate additional interest income, to manage its liquidity, and to manage its interest rate risk. These securities provide 3rd Fed Bank with a cash flow stream to fund asset growth or liability maturities. In addition, if management determines that it is advisable to do so, 3rd Fed Bank can lengthen or shorten the average maturity of all interest-bearing assets through the selection of fixed rate or variable rate securities, respectively.

3rd Fed Bank utilizes advances from the FHLB in managing its interest rate risk and as a tool to augment deposits in funding asset growth. 3rd Fed Bank typically utilizes these funding sources to better match its fixed rate interest-bearing assets with longer maturities or repricing characteristics.

The nature of 3rd Fed Bank’s current operations is such that it is not subject to foreign currency exchange or commodity price risk. Additionally, neither TF nor 3rd Fed Bank owns any trading assets. At December 31, 2012, 3rd Fed Bank did not have any hedging transactions in place such as interest rate swaps, caps, or floors, although these derivatives are often used by banks to manage interest rate risk.

3rd Fed Bank has policies or procedures in place for measuring interest rate risk. These policies and procedures stipulate acceptable levels of interest rate risk. The key measurement of interest rate risk is the calculation of the sensitivity of 3rd Fed Bank’s economic value, or NPV which is defined as the net present value of 3rd Fed Bank’s existing assets, liabilities and off-balance sheet instruments. The calculated estimates of the change in NPV and the change in the ratio of NPV to the economic value of 3rd Fed Bank’s assets in each rate scenario (“NPV Ratio”) at December 31, 2012 are as follows:

Change in Interest Rates	NPV Amount	NPV Ratio	% Change	Policy Limitation	% Change	Policy Limitations
	(in thousands)
+400 Basis Points	$90,180	14.50%	-26%	-50%	-2.64%	-5.00%
+300 Basis Points	$95,585	14.90%	-22%	-45%	-2.24%	-5.00%
+200 Basis Points	$103,848	15.63%	-15%	-35%	-1.51%	-6.00%
+100 Basis Points	$113,302	16.43%	-7%	-25%	-0.71%	-7.00%
Flat Rates	$121,848	17.14%	—%	—%	—%	—%
-100 Basis Points	$122,097	16.73%	—%	-20%	-0.41%	-7.00%

Management believes that the assumptions utilized in evaluating the vulnerability of TF’s net portfolio value to changes in interest rates are reasonable; however, the interest rate sensitivity of 3rd Fed

Bank’s assets and liabilities as well as the estimated effect of changes in interest rates on NPV could vary substantially if different assumptions are used or actual experience differs from the experience on which the assumptions were based.

Recent Accounting Pronouncements

See Note 2 in the TF Consolidated Financial Statements on page F-___ for a discussion on this topic.

BUSINESS OF ROEBLING

General

On September 30, 2004, Roebling Financial Corp., MHC (the “MHC”) completed its reorganization into stock form and Roebling succeeded to the business of the MHC’s former federal mid-tier holding company subsidiary.  Each outstanding share of common stock of the former mid-tier holding company (other than shares held by the MHC which were cancelled) was converted into 3.9636 shares of common stock of Roebling. As part of the transaction, Roebling sold a total of 910,764 shares to the public at $10 per share, including 72,861 shares purchased by Roebling’s employee stock ownership plan with funds borrowed from Roebling.  Roebling’s business is conducted primarily through its wholly-owned subsidiary, Roebling Bank, a federally chartered stock savings bank.

Formal Agreement

On July 23, 2012, Roebling Bank entered into a formal agreement with the OCC, Roebling Bank’s primary federal regulator, in response to regulatory concerns raised in Roebling Bank’s regulatory examination report dated August 1, 2011.  Roebling Bank has been working on the items called for in the formal agreement over the past year.  Management believes that it has already completed many of the items and has made significant progress in complying with the terms of the agreement.  The formal agreement replaces and supersedes the Supervisory Agreement previously entered into with the Office of Thrift Supervision, dated as of June 17, 2009.

The formal agreement requires Roebling Bank to adopt revisions to its Criticized Asset Reduction Plan to protect Roebling Bank’s interests in assets criticized by the examiners or in internal or external loan reviews.  Roebling Bank may not extend credit to borrowers whose loans are criticized by examiners or in loan reviews unless necessary to protect the interests of Roebling Bank.  Roebling Bank must also adopt a written capital plan with specific plans for maintaining capital levels to support Roebling Bank’s current size, condition and risk profile.  Roebling Bank may not pay dividends without prior written non-objection from the OCC.  Roebling Bank must also develop a profit plan to improve and sustain Roebling Bank’s earnings.  In addition, the Board must undertake a review of management’s capabilities and develop a management succession plan.  The formal agreement further requires the adoption of a revised contingency funding plan, changes to Roebling Bank’s internal audit program and revisions to its information security program.

In addition, on November 16, 2012, the Federal Reserve Bank recommended that Roebling adopt a resolution containing provisions necessary to address the Federal Reserve Bank’s concerns based primarily on Roebling Bank’s 2011 examination by the OCC.  The areas of concern included board oversight, dividends, capital planning and earnings planning.  The resolution was passed by the board of directors of Roebling on December 3, 2012.

Market Area and Competition

Roebling Bank has five retail offices, two located in Roebling and one located in each of Delran, Westampton and New Egypt, New Jersey. From these locations, Roebling Bank primarily serves the towns of Roebling, Delran, Westampton Township, Florence Township and New Egypt. Roebling Bank’s secondary market includes Burlington City and Township, Cream Ridge, Wrightstown, Bordentown City, Mt. Holly, Rancocas, Moorestown, Riverside and Cinnaminson, and Springfield, Mansfield, Bordentown, Plumsted, New Hanover, North Hanover, Eastampton, Hainesport and Lumberton Townships.

Roebling is an established, densely populated blue-collar community characterized by a lower household income and a higher proportion of retirees than the county as a whole. New Egypt, Westampton and Delran are developing suburban markets with a lower population density than Roebling but a higher household growth rate.

Roebling Bank faces significant competition in attracting loans and deposits and originating loans.  Our competition for loans and deposits comes from other insured financial institutions such as commercial banks, thrift institutions (including savings banks), credit unions and multi-state regional banks in Roebling Bank’s market areas, as well as Internet banks.  Roebling also competes with brokers and mortgage banking companies for loans.  Competition for funds also includes a number of insurance products sold by local agents and investment products such as mutual funds and other securities sold by local and regional brokers. Roebling Bank maintains and attracts customers by offering competitive interest rates and a high level of personal service.

Lending Activities

Roebling’s principal lending activity is the origination of loans secured by real property in Southern New Jersey. At December 31, 2012, Roebling Bank’s loan portfolio included $62.4 million in loans secured by liens on one-to-four family properties, $26.8 million in home equity loans, $14.2 million in loans secured by commercial real estate, $40,000 in loans secured by land or properties under construction and $2.7 million in loans secured by multi-family properties. Roebling Bank’s loan portfolio also includes commercial and consumer loans.  The majority of Roebling Bank’s borrowers are located in Southern New Jersey and could be expected to be similarly affected by economic and other conditions in this area. Roebling does not believe that there are any other concentrations of loans or borrowers in its portfolio.

Loan Portfolio Composition. The following table sets forth information concerning the composition of Roebling’s loan portfolio in dollar amounts and in percentages of the total loan portfolio as of the dates indicated.

	At December 31,		At September 30,
	2012		2012		2011		2010
	$	%	$	%	$	%	$	%
	(Dollars in thousands)
Real estate loans:
One-to-four family (1)	$62,430	58.49%	$62,831	58.52%	$63,232	57.43%	$61,113	53.04%
Multi-family	2,742	2.57	2,770	2.58	2,880	2.61	2,994	2.60
Construction and land	40	0.04	358	0.33	370	0.34	2,814	2.44
Commercial real estate	14,224	13.33	14,257	13.28	15,926	14.46	18,936	16.44
Total real estate loans	79,436	74.43	80,216	74.71	82,408	74.84	85,857	74.52
Consumer and other loans:
Home equity	26,767	25.08	26,555	24.73	26,923	24.45	28,250	24.52
Commercial	362	0.34	435	0.41	546	0.50	743	0.65
Other consumer	160	0.15	161	0.15	233	0.21	357	0.31
Total consumer and other loans	27,289	25.57	27,151	25.29	27,702	25.16	29,350	25.48
Total loans	106,725	100.00%	107,367	100.00%	110,110	100.00%	115,207	100.00%

Less:
Loans in process	0		63		227		58
Net deferred loan origination fees (costs)	(21)		(27)		(38)		(26)
Allowance for loan losses	1,333		1,330		1,305		3,208
Total loans, net	$105,413		$106,001		$108,616		$111,967

______
(1)	Includes $317,000, $150,000, $0 and $506,000 in loans held for sale at December 31, 2012, September 30, 2012, 2011 and 2010, respectively.

Loan Maturity Table. The following table sets forth the contractual maturities of Roebling’s loan portfolio at September 30, 2012. The table does not reflect anticipated prepayments or scheduled principal repayments. All mortgage loans are shown as maturing based on contractual maturities. Demand loans, loans having no stated schedule of payments and no stated maturity and overdrafts are shown as due in one year or less. Amounts shown are net of loans in process.

	Due in One Year or Less	Due After One Year Through Five Years	Due After Five Years	Total
	(In thousands)
Real estate loans:
One-to-four family	$626	$682	$61,523	$62,831
Multi-family	—	—	2,770	2,770
Construction and land	254	—	41	295
Commercial real estate	1,027	2,048	11,182	14,257
Consumer and other loans:
Home equity	150	2,642	23,763	26,555
Commercial	176	120	139	435
Other consumer	7	76	78	161
Total	$2,240	$5,568	$99,496	$107,304

The following table sets forth as of September 30, 2012 the dollar amount of all loans due after September 30, 2013, according to rate type and loan category.

	Fixed Rates	Floating or Adjustable Rates	Total
	(In thousands)
Real estate loans:
One-to-four family	$31,698	$30,507	$62,205
Multi-family	—	2,770	2,770
Construction and land	—	41	41
Commercial real estate	2,837	10,393	13,230
Consumer and other loans:
Home equity	15,911	10,494	26,405
Commercial	120	139	259
Other consumer	117	37	154
Total	$50,683	$54,381	$105,064

One-to-Four Family Mortgage Loans. Roebling offers first mortgage loans secured by one-to-four family residences in its primary lending area. Typically, such residences are single-family homes that serve as the primary residence of the owner.  Roebling requires private mortgage insurance on one-to-four family, owner-occupied loans with a loan-to-value ratio in excess of 80%. Roebling currently offers fixed-rate and adjustable-rate mortgage loans with terms up to 40 years.  Roebling’s adjustable-rate mortgage loans generally have  rates that adjust annually or terms in which interest rates are fixed for the first three to ten years and adjust annually thereafter (e.g. “10/1 ARM”). ARM loans are qualified at the fully indexed mortgage rate as of the date of the commitment. Roebling offers such loans in an effort to make its assets more interest rate sensitive. Interest rates charged on fixed-rate loans are competitively priced based on the local market.

Roebling’s portfolio also includes mortgage loans on non-owner occupied one-to-four family residences. Such loans are generally offered with variable rates or balloons which typically adjust or mature, respectively, within 10 years. Renewal of balloon mortgage loans is based on the credit history as well as the current qualification of the borrower at the time of renewal. Loan origination fees on loans are generally 0% to 3% of the loan amount depending on the market rate and customer demand.  At December 31, 2012, Roebling Bank’s one-to-four family mortgage portfolio included approximately $5.8 million in loans secured by non-owner-occupied residential properties.  Loans secured by non-owner-occupied property are generally considered to involve a higher degree of credit risk than the financing of owner-occupied properties since repayment may be affected by the continued receipt of rental income from such properties.

Roebling generally retains adjustable and shorter-term, fixed-rate loans in its portfolio and sells qualifying longer-term fixed-rate loans to Fannie Mae pursuant to forward commitments and retains the servicing rights.  Generally, fixed-rate loans have a 10 to 40 year term to maturity. Non-conforming, fixed-rate loans are both retained in Roebling’s portfolio and sold in the secondary market to private entities, servicing released. At December 31, 2012 there were $317,000 in loans held for sale.  See “-- Loan Servicing, Purchases and Sales.”

Construction and Land Lending. Roebling’s loan portfolio includes residential construction loans and loans secured by undeveloped land.  Construction loans are made to local individuals for the purpose of constructing their single-family residence and are generally limited to the counties within or surrounding Roebling’s primary market areas. Land loans are generally made to builders and developers for the purpose of constructing improvements thereon.

Roebling’s construction loans generally have maturities of 6 to 18 months, with payments being made monthly on an interest-only basis. Construction loan rates generally adjust monthly based on the prime rate plus a margin of 0% to 3% and are generally made with maximum loan-to-value ratios of 80%. Land loans generally have terms of less than 18 months, loan-to-value ratios of 50% or less and interest rates from 0% to 3% over prime. It is Roebling’s policy to limit land loans to amounts not in excess of what the developer can absorb in one year.

Construction lending is generally considered to involve a higher level of risk as compared to single-family residential lending, due to the concentration of principal in a limited number of loans and borrowers and the effects of general economic conditions on developers and builders. Moreover, a construction loan can involve additional risks because of the inherent difficulty in estimating both a property’s value at completion of the project and the estimated cost (including interest) of the project. The nature of these loans is such that they are generally more difficult to evaluate and monitor. Land loans impose additional risk because of the illiquidity of the security.

To limit its risk on construction and land loans, Roebling requires the involvement of an experienced builder and generally requires personal guarantees from the principals of the borrower. Roebling seeks to further mitigate the risk of construction lending by only disbursing funds on a pre-approved draw schedule. Advances are only made after scheduled work has been completed as confirmed by an independent inspection. In addition, all construction properties are appraised on both an “as is” and an “as completed” basis to ensure that unadvanced funds will be sufficient to complete the project. Roebling attempts to address the risks of land lending by requiring a loan-to-value ratio no greater than 50%. In addition, Roebling does not generally make land loans on a speculative basis.

Commercial and Multi-Family Real Estate Loans and Commercial Business Loans.  Commercial real estate loans are permanent loans secured by improved property such as office buildings, churches, small business facilities and other non-residential buildings primarily in Roebling’s primary market area.  Multi-family residential loans are permanent loans secured by residential buildings containing five or more units. Interest rates on commercial and multi-family loans are generally slightly higher than those offered on residential loans. Commercial and multi-family real estate loans are generally originated in amounts of up to 80% of the appraised value or purchase price of the mortgaged property (whichever is lower). The commercial and multi-family real estate loans in Roebling’s portfolio generally consist of balloon or adjustable-rate loans which were originated at prevailing market rates.

Roebling’s commercial business loans are generally secured by business assets, such as accounts receivable, or equipment and inventory, as well as real estate. However, the collateral securing the loans may depreciate over time, may be difficult to appraise, and may fluctuate in value based on the success of the business.

Roebling’s commercial business lending policy emphasizes (1) credit file documentation, (2) analysis of the borrower’s character, (3) analysis of the borrower’s capacity to repay the loan (including review of annual financial statements), (4) adequacy of the borrower’s capital and collateral, and (5) evaluation of the industry conditions affecting the borrower. Analysis of the borrower’s past, present and future cash flows is also an important aspect of Roebling’s credit analysis. Roebling requests annual financial statements of the borrower on all commercial loans.

Unlike residential mortgage loans, which generally are made on the basis of the borrower’s ability to make repayment from his or her employment and other income and which are secured by real property with a value that tends to be more easily ascertainable, commercial business loans typically are made on the basis of the borrower’s ability to make repayment from the cash flow of the borrower’s business. As a result, the availability of funds for the repayment of commercial business loans may be substantially dependent on the success of the business itself (which is likely to be dependent upon the general economic environment).

Consumer Loans. Roebling originates home equity loans secured by single-family residences. These loans are made on owner-occupied, single-family residences and generally are originated as fixed-rate loans with terms of one to twenty years or variable- rate lines of credit tied to the prime rate. The loans are generally subject to an 80% combined loan-to-value limitation including any other outstanding mortgages or liens. Roebling’s remaining consumer loans consist primarily of new and used mobile home loans, new and used automobile loans, account loans and unsecured personal loans.

Roebling’s portfolio also includes high loan-to-value fixed-rate and non-owner occupied fixed-rate equity loans. Such loans are generally subject to loan to value limitations of 90% and 70%, respectively, including any other outstanding mortgages or liens. These loans are for terms of one to seven years. Roebling will generally not take a position lower than a second lien.

Due to the type and nature of the collateral and, in some cases the absence of collateral, consumer lending generally involves more credit risk compared to one-to-four family residential lending. Consumer lending collections are typically dependent on the borrower’s continuing financial stability, and thus, are more likely to be adversely affected by job loss, divorce, illness and personal bankruptcy. Generally, collateral for consumer loans depreciates rapidly and often does not provide an adequate source of repayment of the outstanding loan balance. Roebling attempts to limit its exposure in consumer lending by emphasizing home equity loans with the Board determining loan-to-value ratios.

Loans-to-One-Borrower Limit. Under federal law, a federal savings bank generally may not lend to one borrower in an amount greater than the higher of $500,000 or 15% of its unimpaired capital and surplus. At December 31, 2012, our legal loans-to-one-borrower limit was approximately $2.3 million.  During 2009, Roebling reduced our internal loans-to-one-borrower limit to $1,000,000 going forward.

At December 31, 2012, our largest lending relationship was $1.6 million and consisted of two loans.  One of the loans has a $1.5 million balance and is secured by an owner-occupied, single-family residence.  The other loan, with a $52,000 balance, is secured by business assets.  Our next largest lending relationship was $1.4 million and consisted of a participation in a commercial real estate loan secured by a motel.  All such loans are current.

Loan Originations and Approval Authority. Loan originations are generally obtained from existing customers, members of the local community, and referrals from real estate brokers, lawyers, accountants, and current and past customers within Roebling’s lending area.

Upon receipt of a loan application from a prospective borrower, a credit report and verifications are ordered to confirm specific information relating to the loan applicant’s employment, income and credit standing. An appraisal or valuation determination, subject to regulatory requirements, of the real estate intended to secure the proposed loan is undertaken. The President and Chief Financial Officer have lending authority to make mortgage and commercial loans of up to $250,000 and unsecured loans of up to $15,000 while Roebling Bank’s Loan Officers have lesser lending authorities to make secured and unsecured loans. A Loan Committee of management has the authority to make secured loans up to $400,000.  All other loans must be approved by the Board of Directors.  All loans originated or purchased are underwritten by a lending officer, subject to the loan underwriting policies as approved by the Board of Directors. All purchased and originated loans are approved or ratified by the Board of Directors.

Loan applicants are promptly notified of the decision of Roebling, setting forth the terms and conditions of the decision. If approved, these terms and conditions include the amount of the loan, interest rate and basis, amortization term, a brief description of the real estate to be mortgaged or the collateral to be pledged and the notice requirement of insurance coverage to be maintained to protect Roebling’s interest. Roebling requires title insurance or a title opinion on first mortgage loans and fire and casualty insurance on all properties securing loans, which insurance must be maintained during the entire term of the loan. Roebling also requires flood insurance, if appropriate, in order to protect Roebling’s interest in the security property. Mortgage loans originated and purchased by Roebling in its portfolio generally include due-on-sale clauses that provide Roebling with the contractual right to deem the loan immediately due and payable in the event that the borrower transfers ownership of the property without Roebling’s consent.

Loan Servicing, Purchases and Sales. Roebling services the loans it originates for its loan portfolio. Loan servicing includes collecting and remitting loan payments, accounting for principal and interest, making inspections as required of mortgaged premises, contacting delinquent mortgagors, supervising foreclosures and property dispositions in the event of unremedied defaults, and generally administering the loans. Funds that have been escrowed by borrowers for the payment of mortgage-related expenses, such as property taxes and hazard and mortgage insurance premiums, are maintained in escrow accounts at Roebling Bank.

Roebling generally underwrites fixed-rate, one-to-four family mortgage loans pursuant to Fannie Mae guidelines to facilitate sale in the secondary market. Fixed-rate mortgage loans may be sold with servicing retained. Non-conforming, fixed-rate loans may be sold in the secondary market to private entities, and the servicing of such loans may be sold. Commercial purpose loans or participations may be sold, generally to stay within loan-to-one-borrower limits and generally with servicing retained. During the three months ended September 30, 2012, Roebling sold $1.1 million in loans and during the year ended September 30, 2012, Roebling sold $5.6 million of loans. Roebling had $317,000 in loans held-for-sale at December 31, 2012.  Roebling recognized loan servicing fees of $13,000 and $44,000 for the three months ended December 31, 2012 and year ended September 30, 2012, respectively.  As of December 31, 2012 loans serviced for others totaled $19.7 million.

Roebling sells participations in its loans to other banks and purchases participations in loans from other banks. Roebling Bank has also purchased participations in affordable housing and community development loans originated by the Thrift Institutions Community Investment Corporation of New Jersey (“TICIC”). Participations are sold without recourse and are accounted for as sales in accordance with US GAAP.  Participation agreements generally give transferees the right to pledge their ownership interests. A right of first refusal is required to be given to other participants before ownership interests are sold or assigned.

Loan Commitments. Roebling issues written commitments to prospective borrowers on all approved mortgage loans, which generally expire within 30 days of the date of issuance. Roebling charges a lock-in fee to lock in mortgage rates. In some instances, after a review of the rate, terms, and circumstances, commitments may be renewed or extended up to 60 days. At December 31, 2012, Roebling had $2.3 million of outstanding commitments to fund loans, $12.9 million of unused lines of credit, and $425,000 in commitments to sell loans.

Non-Performing and Problem Assets

Loan Delinquencies. Roebling’s collection procedures provide that when a loan is 15 days past due, a delinquent notice is sent to the borrower and a late charge is imposed in accordance with the loan documents. If the payment is still delinquent after approximately 60 days, the borrower will receive a notice of default establishing a date by which the borrower must bring the account current or foreclosure proceedings will be instituted. Written notices are supplemented with telephone calls to the borrower. If the loan continues in a delinquent status for 90 days and no repayment plan is in effect, the account is turned over to an attorney for collection or foreclosure and the borrower is notified when foreclosure has been commenced.

Uncollected interest on loans that are contractually past due is charged off, or an allowance is established based on management’s periodic evaluation. The allowance is established by a charge to interest income and income is subsequently recognized only to the extent that cash payments are received until, in management’s judgment, the borrower’s ability to make periodic interest and principal payments is reestablished, in which case the loan is returned to accrual status. At a minimum, an allowance is generally established for all interest payments that are more than 90 days delinquent.

Non-Performing Assets. The following table sets forth information regarding non-performing loans and real estate owned, as of the dates indicated.

	At
	December 31,	At September 30,
	2012	2012	2011	2010
	(Dollars in thousands)
Loans accounted for on a non-accrual basis:
Mortgage loans:
One-to-four family residential real estate	$578	$581	$209	$1,549
Multi-family	655	656	—	—
Construction and land	—	—	—	2,286
Commercial real estate	132	137	335	688
Consumer and other loans:
Home equity	183	165	140	127
Other consumer	—	—	—	—
Total non-accrual loans	1,548	1,539	684	4,650
Accruing loans contractually past due 90 days or more:
Mortgage loans:
One-to-four family residential real estate	191	191	191	261
Consumer and other loans:
Home equity	—	—	—	—
Other consumer	—	—	—	—
Total accruing loans contractually past due 90 days or more	191	191	191	261
Total non-performing loans	1,739	1,730	875	4,911
Real estate owned	—	444	1,611	749
Total non-performing assets	$1,739	$2,174	$2,486	$5,660
Total non-performing loans to total loans, net	1.63%	1.61%	0.80%	4.26%
Total non-performing loans to total assets	1.08%	1.07%	0.53%	2.95%
Total non-performing assets to total assets	1.08%	1.34%	1.52%	3.39%

As of December 31, 2012, non-accrual loans consist of ten loans with balances ranging from $19,000 to $490,000, none of which were restructured in a troubled debt restructuring.  The non-accrual loans are in various stages of collection, workout and foreclosure.

For non-accrual loans outstanding at December 31, 2012 Roebling would have recorded $21,000 in interest income for the three months then ended, had the loans been current in accordance with their original terms.  Interest income of $16,000 on these loans was included in net income for the three months ended December 31, 2012.  Not included in the above table as of December 31, 2012,  September 30, 2012, 2011 and 2010 are $1.4 million, $1.4 million, $1.6 million and $1.2 million, respectively, in loans that were restructured in troubled debt restructurings and are performing in accordance with the modified terms.  At December 31, 2012, Roebling had no other loans which are not disclosed in the non-performing or classified asset tables as to which known information about possible credit problems of borrowers caused management to have serious doubts about the ability of such borrowers to comply with present loan repayment terms.  Approximately $403,000 of the allowance for loan losses related to non-performing loans at December 31, 2012.

Classified Assets. Federal banking regulations require savings associations to evaluate and classify their assets on a regular basis in a manner consistent with the asset classification system used by OCC examiners.  Under this classification system, problem assets are classified as “substandard,” “doubtful,” or “loss.”  An asset is considered substandard if it is inadequately protected by the current equity and paying capacity of the obligor or of the collateral pledged, if any. Substandard assets include those characterized by the “distinct possibility” that the insured institution will sustain “some loss” if the deficiencies are not corrected. Assets classified as doubtful have all of the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses present make “collection or liquidation in full,” on the basis of currently existing facts, conditions, and values, “highly questionable and improbable.”  Assets classified as loss are those considered “uncollectible” and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Regulations also provide for a “special mention” category for assets that do not expose an institution to sufficient risk to warrant adverse classification, but have potential weaknesses that deserve management’s close attention.

The following table sets forth Roebling’s classified assets, net of allowances on impaired loans, in accordance with its classification system at the dates indicated:

	At
	December 31,	At September 30,
	2012	2012	2011	2010
	(In thousands)

Special Mention	$5,932	$6,291	$6,060	$6,293
Substandard	3,657	4,397	7,112	5,050
Doubtful	—	—	—	1,895
Loss	—	—	—	—
Total	$9,589	$10,688	$13,172	$13,238

At December 31, 2012, substandard assets included $0 in real estate owned and $3.7 million in loans. $2.2 million of the substandard loans were performing.  The special mention assets of $5.9 million, all of which were performing with the exception of one $18,000 loan, included a total of 17 loans at December 31, 2012.

Allowance for Loan Losses. A provision for loan losses is charged to operations based on management’s evaluation of the losses that may be incurred in Roebling’s loan portfolio. Such evaluation, which includes a review of all loans of which full collectibility of interest and principal may not be reasonably assured, considers Roebling’s past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral, any existing guarantees, past performance of the loan, available documentation for the loan, legal impediments to collection, financial condition of the borrower, and current economic and real estate market conditions.

The methodology for analyzing the allowance for loan losses consists of several components. Specific allocations are made for loans that are determined to be impaired. A loan is considered to be impaired when it is probable that Roebling will be unable to collect all amounts due according to the contractual terms of the loan agreement. For such loans, an allowance is allocated when the present value of expected future cash flows or the fair value of the collateral, adjusted for selling expenses, is less than the carrying value of the loan. The remaining allowance is determined by segregating the unimpaired loans into groups and applying a loss factor to each group. Loans are grouped by type, purpose and adverse classification. The loss factor is based on inherent and historical losses associated with each type of lending group, as well as economic and real estate market conditions and trends. For example, losses on one-to-four family residential loans are generally lower than consumer or commercial loans. Roebling also looks at the level of our allowance in proportion to non-performing loans and total loans. Roebling has established an overall ratio range that Roebling has determined is prudent based on historical and industry data. An unallocated allowance represents the excess of the total allowance, determined to be in the established range, over the calculated allocations.

An association’s determination as to the classification of its assets and the amount of its valuation allowances is subject to review by federal banking examiners, who may order the establishment of additional loss allowances. A portion of loss allowances established to cover losses related to assets classified as substandard or doubtful or to cover risks of lending in general may be included as part of an institution’s regulatory capital, while specific allowances generally do not qualify as regulatory capital.

Roebling has used the same methodology in analyzing its allowance in each of the periods presented. In fiscal 2011 Roebling adjusted and expanded our loan groups to improve the stratification based on risk and loss experience.  The allowance for loan losses was 1.25%, 1.24%, 1.19% and 2.79% of total loans outstanding at December 31, 2012, September 30, 2012, 2011 and 2010, respectively.

Roebling charges off loans when collectibility is sufficiently questionable such that Roebling can no longer justify showing the loan as an asset on the balance sheet. To determine if a loan should be charged off, all possible sources of repayment are analyzed. Possible sources of repayment include the value of the underlying collateral, the strength of co-makers or guarantors and the potential for future cash flow. If management determines that a loan should be charged off, a recommendation is presented to the board of directors. Collection efforts continue after a loan has been charged off to maximize recovery of charged off amounts.

Management will continue to review the entire loan portfolio to determine the extent, if any, to which further additional loss provisions may be deemed necessary. While Roebling believes that it uses the best information available to perform its loan loss allowance analysis, adjustments to the allowance in the future may be necessary. Changes in underlying estimates could result in the requirement for additional provisions for loan losses. For example, a rise in delinquency rates may cause Roebling to increase the reserve percentages it applies to loan groups for purposes of calculating general allocations, or may require additional allocations for impaired loans. In addition, actual loan losses may be significantly more than the reserves Roebling has established. Each of these scenarios would require the addition of additional provisions, which could have a material negative effect on our financial results.

Activity in the Allowance for Loan Losses. The following table sets forth information with respect to activity in Roebling’s allowance for loan losses for the periods indicated:

	Three Months Ended December 31,		Year Ended September 30,
	2012	2011	2012	2011	2010
	(Dollars in thousands)

Total loans outstanding(1)	$106,746	$111,428	$107,331	$109,920	$115,175
Average loans outstanding	$105,827	$109,323	$109,057	$111,042	$115,304
Allowance balances (at beginning of period)	$1,330	$1,305	$1,305	$3,208	$2,920
Provision for loan losses	—	—	350	(150)	1,100
Charge-offs:
One-to-four family	—	—	—	(958)	(475)
Construction and land	—	—	(16)	(1,063)	(171)
Commercial real estate	—	—	(228)	(66)	(162)
Commercial	—	—	—	(5)	—
Home equity	—	—	(94	—	—
Consumer	—	—	—	—	(4)
Total charge-offs	—	—	(338)	(2,092)	(812)
Recoveries	3	2	13	339	—
Net charge-offs	3	2	(325)	(1,753)	(812)
Allowance balance (at end of period)	$1,333	$1,307	$1,330	$1,305	$3,208
Allowance for loan losses as a percent of total loans outstanding	1.25%	1.17%	1.24%	1.19%	2.79%
Net charge-offs as a percentage of average loans outstanding	0.00%	0.00%	0.30%	1.58%	0.70%
__________
(1)	Excludes allowance for loan losses.

Allocation of the Allowance for Loan Losses. The following table sets forth the allocation of the allowance by category, which management believes can be allocated only on an approximate basis. The allocation of the allowance to each category is not necessarily indicative of future loss and does not restrict the use of the allowance to absorb losses in any category.

	At December 31,		At September 30,
	2012		2012		2011		2010
	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans
	(Dollars in thousands)

One-to-four family (1)	$788	83.57%	$771	83.30%	$695	82.05%	$1,273	77.61%
Multi-family	244	2.57	246	2.58	30	2.62	82	2.60
Construction and land	3	0.04	3	0.27	6	0.13	973	2.39
Commercial real estate	191	13.33	206	13.29	451	14.49	800	16.44
Commercial	9	0.34	10	0.41	17	0.50	20	0.65
Consumer	2	0.15	2	0.15	3	0.21	18	0.31
Unallocated	96	—	92	—	103	—	42	—
Total	$1,333	100.00%	$1,330	100.00%	$1,305	100.00%	$3,208	100.00%
________
(1)	Includes home equity loans.

At December 31, 2012, the allowance for loan losses was $1,333,000 compared to $1,330,000 at September 30, 2012 and $1,305,000 at September 30, 2011.  During the three months ended December 31, 2012, the allowance for loan losses increased by $3,000 as a result of recoveries during the period.  During the year ended September 30, 2012, the amount of the allowance was determined in accordance with Roebling Bank’s methodology and reflects a still high, but lower, level of classified loans and a higher level of impaired and non-performing loans.  The allowance increased slightly through a provision for loan losses of $350,000 and recoveries of $13,000, which offset charge-offs of $338,000 during the year.  The charge-offs were primarily on two loans; one resulted from the short sale of a commercial real estate property and the other was the charge-off of a junior-lien home equity loan that was deemed to be uncollectible.

During the year ended September 30, 2011, the allowance for loan losses decreased to $1.3 million from $3.2 million at September 30, 2010.  The amount of the allowance was determined in accordance with Roebling Bank’s methodology and reflects a large amount of charge-offs in fiscal 2011 and a continued high level of classified loans, but a significant decrease in impaired and non-performing loans.  The allowance decreased as a result of $2.1 million in charge-offs for the year and a reversal of loan loss provisions of $150,000, partially offset by $339,000 in recoveries.  The charge-offs of $2.1 million in fiscal 2011 were recorded upon the writedown to fair value, less estimated costs to sell, of properties acquired through foreclosure or by deed in lieu of foreclosure and the charge-off of other balances deemed uncollectible.  $1.8 million of the charge-offs relates to two large non-performing loans that were resolved.  One loan for $1.7 million went to a sheriff’s sale and the property was acquired, with $1.1 million charged off upon the transfer to REO.  Another loan, with a balance of $800,000 was sold, with charge-off of $700,000.  The general valuation allowance decreased by $205,000 in fiscal 2011, while the specific allowance decreased by $1.7 million.

Investment Activities

Roebling Bank is required to maintain a sufficient level of liquid assets (including specified short-term securities and certain other investments), as determined by management and defined and reviewed for adequacy by the federal banking regulators during their regular examinations. The OCC, however, does not prescribe by regulation a minimum amount or percentage of liquid assets. The level of liquid assets varies depending upon several factors, including: (i) the yields on investment alternatives, (ii) management’s judgment as to the attractiveness of the yields then available in relation to other opportunities, (iii) expectation of future yield levels, and (iv) management’s projections as to the short-term demand for funds to be used in loan origination and other activities. Investment securities, including mortgage-backed securities, are classified at the time of purchase, based upon management’s intentions and abilities, as securities held to maturity or securities available for sale. Debt securities acquired with the intent and ability to hold to maturity are classified as held to maturity and are stated at cost and adjusted for amortization of premiums and accretion of discounts, which are computed using the level yield method and recognized as adjustments of interest income. All other debt securities are classified as available for sale to serve principally as a source of liquidity. At December 31, 2012, Roebling had no securities of a single issuer, excluding U.S. government and agency securities, that exceeded 10% of stockholder’s equity.

Current regulatory and accounting guidelines regarding investment securities (including mortgage- backed securities) require us to categorize securities as “held to maturity,” “available for sale” or “trading.” As of December 31, 2012, Roebling had securities classified as “held to maturity” and “available-for-sale” in the amount of $85,000 and $47.1 million, respectively, and had no securities classified as “trading.”  Securities classified as “available for sale” are reported for financial reporting purposes at the fair market value with net changes in the market value from period to period included as a separate component of stockholders’ equity, net of income taxes. At December 31, 2012, Roebling’s securities available for sale had an amortized cost of $45.8 million and market value of $47.1 million. The changes in market value in our available-for-sale portfolio reflect normal market conditions and vary, either positively or negatively, based primarily on changes in general levels of market interest rates relative to the yields of the portfolio. Additionally, changes in the market value of securities available-for-sale do not affect our income nor does it affect Roebling Bank’s regulatory capital requirements or its loan-to-one borrower limit.

At December 31, 2012, Roebling’s investment portfolio policy allowed investments in instruments such as: (i) U.S. Treasury obligations; (ii) U.S. federal agency or federally sponsored agency obligations; (iii) local municipal obligations; (iv) mortgage-backed securities; (v) banker’s acceptances; (vi) certificates of deposit; (vii) investment grade corporate bonds; and (viii) commercial paper.  The Board of Directors may authorize additional investments.

As a source of liquidity and to supplement Roebling’s lending activities, Roebling has invested in residential mortgage-backed securities. Mortgage-backed securities can serve as collateral for borrowings and, through repayments, as a source of liquidity. Mortgage-backed securities represent a participation interest in a pool of single-family or other type of mortgages. Principal and interest payments are passed from the mortgage originators, through intermediaries (generally quasi-governmental agencies) that pool and repackage the participation interests in the form of securities, to investors like us. The quasi-governmental agencies, which include Ginnie Mae, Freddie Mac and Fannie Mae, guarantee the payment of principal and interest to investors.

Mortgage-backed securities typically are issued with stated principal amounts. The securities are backed by pools of mortgages that have loans with interest rates that are within a set range and have varying maturities. The underlying pool of mortgages can be composed of either fixed-rate or adjustable- rate mortgage loans. Mortgage-backed securities are generally referred to as mortgage participation certificates or pass-through certificates. The interest rate risk characteristics of the underlying pool of mortgages (i.e., fixed rate or adjustable rate) and the prepayment risk, are passed on to the certificate holder. The life of a mortgage-backed pass-through security is equal to the life of the underlying mortgages. Expected maturities will differ from contractual maturities due to repayments and because borrowers may have the right to call or prepay obligations with or without prepayment penalties. Mortgage-backed securities issued by Ginnie Mae, Freddie Mac, and Fannie Mae make up a majority of the pass-through certificates market.

Roebling may also invest in mortgage-related securities, primarily collateralized mortgage obligations, issued or sponsored by Ginnie Mae, Freddie Mac, and Fannie Mae. Collateralized mortgage obligations are a type of debt security that aggregates pools of mortgages and mortgage-backed securities and creates different classes of collateralized mortgage obligation securities with varying maturities and amortization schedules as well as a residual interest, with each class having different risk characteristics. The cash flows from the underlying collateral are usually divided into “tranches” or classes whereby tranches have descending priorities with respect to the distribution of principal and interest repayment of the underlying mortgages and mortgage-backed securities as opposed to pass through mortgage-backed securities where cash flows are distributed pro rata to all security holders. Unlike mortgage-backed securities from which cash flow is received and prepayment risk is shared pro rata by all securities holders, cash flows from the mortgages and mortgage-backed securities underlying collateralized mortgage obligations are paid in accordance with a predetermined priority to investors holding various tranches of such securities or obligations. A particular tranche or class may carry prepayment risk which may be different from that of the underlying collateral and other tranches. Collateralized mortgage obligations attempt to moderate reinvestment risk associated with conventional mortgage-backed securities resulting from unexpected prepayment activity.

Investment Portfolio Composition. The following table sets forth the carrying value of Roebling’s investment securities portfolio at the dates indicated.

	At December 31,	At September 30,
	2012	2012	2011	2010
	(In thousands)
Investment securities held-to-maturity:
Mortgage-backed securities	$85	$89	$109	$127
Total investment securities held-to-maturity	85	89	109	127
Investment securities available-for-sale:
U.S. government and agency securities	25,106	20,171	19,176	14,835
Mortgage-backed securities	21,945	23,830	23,642	25,758
Total investment securities available-for-sale	47,051	44,001	42,818	40,593
Total investment securities	$47,136	$44,090	$42,927	$40,720

Investment Portfolio Maturities. The following table sets forth certain information regarding the carrying values, weighted average yields and contractual maturities of Roebling’s investment and mortgage-backed securities portfolio at December 31, 2012.

	At September 30, 2012 (1)
	One Year or Less		One to Five Years		Five to Ten Years		More Than Ten Years		Total Securities
	Carrying Value	Average Yield	Carrying Value	Average Yield	Carrying Value	Average Yield	Carrying Value	Average Yield	Carrying Value	Average Yield	Market Value
	(Dollars in thousands)
Investment securities held-to- maturity
Mortgage-backed securities	$—	—%	$6	3.34%	$15	3.99%	$64	2.59%	$85	2.89%	$88
Total investment securities held-to-maturity	—	—	6	3.34	15	3.99	64	2.59	85	2.89	88

Investment securities available-for- sale
U.S. government and agency securities	—	—	6,087	2.03	19,019	1.83	—	—	25,106	1.87	25,106
Mortgage-backed securities	—	—	142	5.54	572	5.57	21,231	2.89	21,945	2.98	21,945
Total investment securities available-for-sale	—	—	6,229	2.11	19,591	1.93	21,231	2.89	47,051	2.39	47,051

Total investment securities	$—	—%	$6,235	2.11%	$19,606	1.94%	$21,295	2.89%	$47,136	2.39%	$47,139
____________
(1)	The table does not include Fannie Mae stock, which is classified as available-for-sale. See “-- Investment Portfolio.”

Sources of Funds

General. Deposits are the major external source of Roebling’s funds for lending and other investment purposes. Roebling also derives funds from the amortization and prepayment of loans and mortgage-backed securities, maturities and calls of investment securities, borrowings, and operations. Scheduled loan principal repayments are a relatively stable source of funds, while deposit inflows and outflows, loan prepayments and security calls are significantly influenced by general interest rates and market conditions.

Deposits. Consumer and commercial deposits are attracted principally from within Roebling’s primary market area through the offering of a selection of deposit instruments including checking accounts, savings accounts, money market accounts, and term certificate accounts. Deposit account terms vary according to the minimum balance required, the time period the funds must remain on deposit, and the interest rate, among other factors. At December 31, 2012, Roebling had no brokered deposits.

Certificates of Deposit. The following table indicates the amount of Roebling’s certificates of deposit of $100,000 or more by the time remaining until maturity as of December 31, 2012.

Maturity Period	Certificates of Deposits
(In thousands)

Within three months	$3,418
Over three months through six months	601
Over six months through twelve months	3,403
Over twelve months	4,332
$11,754

Borrowings. Roebling Bank may obtain advances from the Federal Home Loan Bank of New York (“FHLB”) to supplement its supply of lendable funds. Advances from the FHLB are typically secured by a pledge of Roebling Bank’s stock in the FHLB and a portion of Roebling Bank’s securities portfolio. Each FHLB borrowing has its own interest rate, which may be fixed or variable, and maturity date.  Roebling Bank, if the need arises, may also access the Federal Reserve Bank discount window to supplement its supply of lendable funds and to meet deposit withdrawal requirements. At December 31, 2012, Roebling Bank had $5.0 million of fixed-rate advances outstanding with a weighted average rate of 3.37% and original contractual maturities ranging from four to five years.

The following table sets forth the maximum month-end balance and the average balance of short-term FHLB advances for the periods indicated. These borrowings were advanced against the overnight line of credit.

	At or for the Three Months Ended December 31,		At or for the Year Ended September 30,
	2012	2011	2012	2011	2010
	(In thousands)

Average balance outstanding	$989	$684	$1,911	$932	$1,507
Maximum balance at end of any month	$3,825	$5,755	$8,650	$5,750	$7,075
Balance outstanding at end of period	$3,825	$5,755	$8,650	$—	$3,000
Weighted average rate during period	0.36%	0.31%	0.37%	0.39%	0.44%
Weighted average rate at end of period	0.31%	0.31%	0.38%	—%	0.41%

Personnel

As of September 30, 2012, Roebling had 32 full-time and 19 part-time employees. None of Roebling’s employees are represented by a collective bargaining group. Roebling believes that its relationship with its employees is good.

Properties

The following table sets forth the location of Roebling’s main office and branch offices, the year the offices were opened, the net book value of each office and per branch deposits at each office.

	Year Facility Opened	Leased or Owned	Net Book Value at December 31, 2012	Branch Deposits at December 31, 2012
		(In thousands)
Main Office Route 130 South and Delaware Avenue Roebling, NJ 08554	1964	Owned	$696	$44,591
Village Office 34 Main Street Roebling, NJ 08554	1922	Owned	18	26,518
New Egypt Office 8 Jacobstown Road New Egypt, NJ 08533	1998	Owned	736	33,225
Westampton Office 1934 Rt. 541/Burlington-Mt.Holly Road Westampton, NJ 08060	2005	Leased (1)	35	18,176
Delran Office 3104 Bridgeboro Road Delran, NJ 08075	2006	Owned	1,668	10,778

________
(1)	Lease had an initial term of five years and was extended for an additional five-year period.

Legal Proceedings

Roebling and its subsidiaries, from time to time, are a party to routine litigation, which arises in the normal course of business, such as claims to enforce liens, condemnation proceedings on properties in which Roebling Bank holds security interests, claims involving the making and servicing of real property loans, and other issues incident to the business of Roebling Bank. There were no lawsuits pending or known to be contemplated against us at December 31, 2012 that would have a material effect on our operations or income.

SUPERVISION AND REGULATION OF ROEBLING

Set forth below is a brief description of certain laws which relate to the regulation of Roebling Bank and Roebling. The description does not purport to be complete and is qualified in its entirety by reference to applicable laws and regulations.

Regulatory Actions

On July 23, 2012, Roebling Bank entered into a formal agreement with the OCC. The formal agreement replaces and supersedes the Supervisory Agreement previously entered into with the OTS, dated June 17, 2009.  Under the terms of the formal agreement, Roebling Bank may not pay dividends without the prior written non-objection of the OCC.  Other material provisions of the formal agreement include:

•	The formation by Roebling Bank of a board of directors’ compliance committee;

•	The adoption by Roebling Bank of revisions to its Criticized Asset Reduction Plan to protect Roebling Bank’s interests in assets criticized by the examiners or in internal or external loan reviews;

•	Not to extend credit to borrowers whose loans are criticized by examiners or in loan reviews unless necessary in order to protect the interests of Roebling Bank;

•	Adopt a written capital plan with specific plans for maintaining capital levels to support Roebling Bank’s current size, condition and risk profile;

•	Develop a profit plan to improve and sustain earnings;

•	The review by the board of directors of management’s capabilities and the development of a management succession plan;

•	The adoption of a revised contingency funding plan;

•	Implementation of changes to Roebling Bank’s internal audit program; and

•	Revision of Roebling Bank’s information security program.

Roebling Bank has implemented a comprehensive plan to achieve full compliance with the formal agreement.  The formal agreement contains target dates to achieve the items listed above, and Roebling Bank believes that it has fully complied with these imposed target dates.

In addition, in September 2012, the OCC also imposed increased capital requirements on Roebling Bank that require it to maintain Tier 1 capital at least equal to 8% of adjusted total assets, Tier 1 capital at least equal to 14% of risk-weighted assets and total capital at least equal to 15% of risk-weighted assets.  As of December 31, 2012, Roebling Bank was in compliance with these increased capital requirements with a Tier 1 capital ratio of 8.75% of adjusted total assets, Tier 1 capital of 15.15% of risk-weighted assets and a total risk-based capital ratio of 16.40%.

Regulation of Roebling Bank

General.  As a federally chartered savings bank with deposits insured by the FDIC, Roebling Bank is subject to extensive regulation by federal banking regulators.  This regulatory structure gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies regarding the classification of assets and the level of the allowance for loan losses.  The activities of federal savings banks are subject to extensive regulation including restrictions or requirements with respect to loans to one borrower, the percentage of non-mortgage loans or investments to total assets, capital distributions, permissible investments and lending activities, liquidity, transactions with affiliates and community reinvestment.  Federal savings banks are also subject to reserve requirements imposed by the Federal Reserve Board.  Both state and federal law regulate a federal savings bank’s relationship with its depositors and borrowers, especially in such matters as the ownership of savings accounts and the form and content of Roebling Bank’s mortgage documents.

As a result of the Dodd-Frank Act, the OCC assumed principal regulatory responsibility for federal savings banks from the OTS effective July 21, 2011. Under the Dodd-Frank Act, all existing OTS guidance, orders, interpretations, procedures and other advisories in effect prior to that date continue in effect and shall be enforceable by or against the OCC until modified, terminated, set aside or superseded by the OCC in accordance with applicable law.  The OCC has adopted most of the substantive OTS regulations on an interim final basis.

Roebling Bank must file reports with the OCC concerning its activities and financial condition and must obtain regulatory approvals prior to entering into certain transactions such as mergers with or acquisitions of other financial institutions.  The OCC will regularly examine Roebling Bank and prepares reports to Roebling Bank’s Board of Directors on deficiencies, if any, found in its operations. The OCC will have substantial discretion to impose enforcement action on an institution that fails to comply with applicable regulatory requirements, particularly with respect to its capital requirements. In addition, the FDIC has the authority to recommend to the Comptroller of the Currency to take enforcement action with respect to a particular federally chartered savings bank and, if the Comptroller does not take action, the FDIC has authority to take such action under certain circumstances.

Federal Deposit Insurance. Roebling Bank’s deposits are insured to applicable limits by the FDIC.  The maximum deposit insurance amount has been permanently increased from $100,000 to $250,000 as a result of the passage of the Dodd-Frank Act.  Under the Dodd-Frank Act, non-interest-bearing checking accounts are insured without limit until December 31, 2012.

The FDIC has adopted a risk-based premium system that provides for quarterly assessments based on an insured institution’s ranking in one of four risk categories based on their examination ratings and capital ratios. Well-capitalized institutions with the CAMELS ratings of 1 or 2 are grouped in Risk Category I and, until 2009, were assessed for deposit insurance at an annual rate of between five and seven basis points with the assessment rate for an individual institution determined according to a formula based on a weighted average of the institution’s individual CAMELS component ratings plus either five financial ratios or the average ratings of its long-term debt. Institutions in Risk Categories II, III and IV were assessed at annual rates of 10, 28 and 43 basis points, respectively.

Starting in 2009, the FDIC significantly raised the assessment rate in order to restore the reserve ratio of the Deposit Insurance Fund to the statutory minimum of 1.15%.  For the quarter beginning January 1, 2009, the FDIC raised the base annual assessment rate for institutions in Risk Category I to between 12 and 14 basis points while the base annual assessment rates for institutions in Risk Categories II, III and IV were increased to 17, 35 and 50 basis points, respectively.  For the quarter beginning

April 1, 2009 the FDIC set the base annual assessment rate for institutions in Risk Category I to between 12 and 16 basis points and the base annual assessment rates for institutions in Risk Categories II, III and IV at 22, 32 and 45 basis points, respectively.  An institution’s assessment rate could be increased within certain limits based on its levels of brokered deposits and asset growth.

The FDIC imposed a special assessment equal to five basis points of assets less Tier 1 capital as of June 30, 2009, payable on September 30, 2009, and reserved the right to impose additional special assessments.  In November, 2009, instead of imposing additional special assessments, the FDIC amended the assessment regulations to require all insured depository institutions to prepay their estimated risk-based assessments for the fourth quarter of 2009, and for all of 2010, 2011 and 2012 on December 30, 2009.  For purposes of estimating the future assessments, each institution’s base assessment rate in effect on September 30, 2009 was used, assuming a 5% annual growth rate in the assessment base and a 3 basis point increase in the assessment rate in 2011 and 2012.  The prepaid assessment is applied against actual quarterly assessments until exhausted.  Any funds remaining after June 30, 2013 will be returned to the institution.  If the prepayment would impair an institution’s liquidity or otherwise create significant hardship, it may apply for an exemption.  Requiring this prepaid assessment does not preclude the FDIC from changing assessment rates or from further revising the risk-based assessment system.

The Dodd-Frank Act requires the FDIC to take such steps as are necessary to increase the reserve ratio of the Deposit Insurance Fund from 1.15% to 1.35% of insured deposits by 2020.  In setting the assessments, the FDIC is required to offset the effect of the higher reserve ratio on insured depository institutions with total consolidated assets of less than $10 billion. The Dodd-Frank Act also broadens the base for FDIC insurance assessments so that assessments will be based on the average consolidated total assets less average tangible equity capital of a financial institution rather than on its insured deposits.  The FDIC has adopted a new restoration plan to increase the reserve ratio to 1.15% by September 30, 2020 with additional rulemaking scheduled regarding the method to be used to achieve a 1.35% reserve ratio by that date and offset the effect on institutions with assets less than $10 billion in assets.  Pursuant to the new restoration plan, the FDIC has forgone the 3 basis point increase in assessments that was scheduled to take effect on January 1, 2011.

The FDIC has adopted new assessment regulations that redefine the assessment base as average consolidated assets less average tangible equity.  Insured banks with more than $1.0 billion in assets must calculate quarterly average assets based on daily balances while smaller banks may use weekly averages.  In the case of a merger, the average assets of the surviving bank for the quarter must include the average assets of the merged institution for the period in the quarter prior to the merger. Average assets would be reduced by goodwill and other intangibles.  Average tangible equity will equal Tier 1 capital. For institutions with more than $1.0 billion in assets, average tangible equity will be calculated on a monthly basis while smaller institutions may use the quarter-end balance.  Beginning April 1, 2011, the base assessment rate for insured institutions in Risk Category I ranges between 5 and 9 basis points and for institutions in Risk Categories II, III, and IV is 14, 23 and 35 basis points, respectively.  An institution’s assessment rate is reduced based on the amount of its outstanding unsecured long-term debt and for institutions in Risk Categories II, III and IV may be increased based on their brokered deposits. Risk Categories are eliminated for institutions with more than $10 billion in assets which will be assessed at a base rate between 5 and 35 basis points.

In addition, all FDIC-insured institutions are required to pay assessments to the FDIC to fund interest payments on bonds issued by the Financing Corporation (“FICO”), an agency of the Federal government established to recapitalize the Federal Savings and Loan Insurance Corporation.  The FICO assessment rates, which are determined quarterly, averaged 0.0066% of insured deposits on an annualized basis in fiscal year 2012.  These assessments will continue until the FICO bonds mature in 2017.

Regulatory Capital Requirements.  Under the Home Owners’ Loan Act, savings institutions are required to meet three minimum capital standards: (1) tangible capital equal to 1.5% of adjusted total assets, (2) “Tier 1” or “core” capital equal to at least 4% of adjusted total assets and (3) risk-based capital equal to 8% of total risk-weighted assets.  In assessing an institution’s capital adequacy, the OCC takes into consideration not only these numeric factors but also qualitative factors as well and has the authority to establish higher capital requirements for individual institutions where necessary.

In addition, the OCC may require that a savings institution that has a risk-based capital ratio of less than 8%, a ratio of Tier 1 capital to risk-weighted assets of less than 4% or a ratio of Tier 1 capital to total adjusted assets of less than 4% take certain action to increase its capital ratios. If the savings institution’s capital is significantly below the minimum required levels of capital or if it is unsuccessful in increasing its capital ratios, the OCC may restrict its activities.

For purposes of these capital regulations, tangible capital is defined as core capital less all intangible assets except for certain mortgage servicing rights.  Tier 1 or core capital is defined as common stockholders’ equity (including retained earnings), non-cumulative perpetual preferred stock and related surplus, minority interests in the equity accounts of consolidated subsidiaries and certain non-withdrawable accounts and pledged deposits of mutual savings banks.  Roebling Bank does not have any non-withdrawable accounts or pledged deposits.  Tier 1 and core capital are reduced by an institution’s intangible assets, with limited exceptions for certain mortgage and non-mortgage servicing rights and purchased credit card relationships.  Both core and tangible capital are further reduced by an amount equal to the savings institution’s debt and equity investments in “non-includable” subsidiaries engaged in activities not permissible for national banks other than subsidiaries engaged in activities undertaken as agent for customers or in mortgage banking activities and subsidiary depository institutions or their holding companies.

The risk-based capital standard for savings institutions requires the maintenance of total risk-based capital of 8% of risk-weighted assets. Total risk-based capital equals the sum of core and supplementary capital. The components of supplementary capital include, among other items, cumulative perpetual preferred stock, perpetual subordinated debt, mandatory convertible subordinated debt and intermediate-term preferred stock, the portion of the allowance for loan losses not designated for specific loan losses and up to 45% of unrealized gains on equity securities.  The portion of the allowance for loan and lease losses includable in supplementary capital is limited to a maximum of 1.25% of risk-weighted assets.  Overall, supplementary capital is limited to 100% of core capital.  For purposes of determining total risk-based capital, a savings institution’s capital is reduced by the amount of capital instruments held in other depository institutions pursuant to reciprocal arrangements and by the amount of the institution’s equity investments (other than those deducted from core and tangible capital).

A savings institution’s risk-based capital requirement is measured against risk-weighted assets, which equal the sum of each on-balance-sheet asset and the credit-equivalent amount of each off-balance-sheet item after being multiplied by an assigned risk weight.  These risk weights generally range from 0% for cash to 100% for delinquent loans, property acquired through foreclosure, commercial loans and certain other assets.

In addition, in September, 2012, the OCC, Roebling Bank’s primary federal regulator, notified Roebling Bank that it has established higher Individual Minimum Capital Ratios (“IMCRs”) for Roebling Bank than required by regulation.  Roebling Bank is now required to maintain (i) Tier 1 Capital at least equal to 8% of adjusted total assets; (ii) Tier 1 Capital at least equal to 14% of risk-weighted assets; and (iii) Total Capital at least equal to 15% of risk-weighted assets.  Management believes, as of December 31, 2012, that Roebling Bank meets all capital adequacy requirements to which it is subject, including the IMCRs.

Dividend and Other Capital Distribution Limitations.  Federal regulations impose various restrictions or requirements on the ability of savings institutions to make capital distributions, including cash dividends.  A savings institution that is a subsidiary of a savings and loan holding company, such as Roebling Bank, must file notice with the Federal Reserve Board and an application or a notice with the OCC at least thirty days before making a capital distribution, such as paying a dividend to Roebling.  A savings institution must file an application with the OCC for prior approval of a capital distribution if: (i) it is not eligible for expedited treatment under the applications processing rules; (ii) the total amount of all capital distributions, including the proposed capital distribution, for the applicable calendar year would exceed an amount equal to the savings institution’s net income for that year to date plus the institution’s retained net income for the preceding two years; (iii) it would not be adequately capitalized after the capital distribution; or (iv) the distribution would violate an agreement with the OCC or applicable regulations.  The Federal Reserve Board may disapprove a notice and the OCC may disapprove a notice or deny an application for a capital distribution if: (i) the savings institution would be undercapitalized following the capital distribution; (ii) the proposed capital distribution raises safety and soundness concerns; or (iii) the capital distribution would violate a prohibition contained in any statute, regulation, enforcement action or agreement or condition imposed in connection with an application.

Qualified Thrift Lender Test.  Federal savings institutions must meet a qualified thrift lender test or they become subject to the business activity restrictions and branching rules applicable to national banks. Under the Dodd-Frank Act, a savings institution that fails to satisfy the qualified thrift lender test will be deemed to have violated Section 5 of the Home Owners’ Loan Act.  To qualify as a qualified thrift lender, a savings institution must either (i) be deemed a “domestic building and loan association” under the Internal Revenue Code by maintaining at least 60% of its total assets in specified types of assets, including cash, certain government securities, loans secured by and other assets related to residential real property, educational loans and investments in premises of the institution or (ii) satisfy the statutory qualified thrift lender test set forth in the Home Owners’ Loan Act by maintaining at least 65% of its portfolio assets in qualified thrift investments (defined to include residential mortgages and related equity investments, certain mortgage-related securities, small business loans, student loans and credit card loans). For purposes of the statutory qualified thrift lender test, portfolio assets are defined as total assets minus goodwill and other intangible assets, the value of property used by the institution in conducting its business and specified liquid assets up to 20% of total assets.  A savings institution must maintain its status as a qualified thrift lender on a monthly basis in at least nine out of every twelve months.

A savings bank that fails the qualified thrift lender test and does not convert to a bank charter generally will be prohibited from:  (1) engaging in any new activity not permissible for a national bank; (2) paying dividends not permissible under national bank regulations; and (3) establishing any new branch office in a location not permissible for a national bank in the institution’s home state.  In addition, if the institution does not requalify under the qualified thrift lender test within three years after failing the test, the institution would be prohibited from engaging in any activity not permissible for a national bank and would have to repay any outstanding advances from the FHLB as promptly as possible.

Community Reinvestment Act (“CRA”).  Under the CRA, every insured depository institution, including Roebling Bank, has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate income neighborhoods.  The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution’s discretion to develop the types of products and services that it believes are best suited to its particular community.  The CRA requires the OCC to assess the depository institution’s record of meeting the credit needs of its community and to consider such record in its evaluation of certain applications by such institution, such as a merger or the establishment of a branch office by Roebling Bank.  The OCC may use an unsatisfactory CRA examination rating as the basis for the denial of an application.  Roebling Bank received an outstanding CRA rating in its most recent CRA examination.

Federal Home Loan Bank System.   Roebling Bank is a member of the FHLB of New York, which is one of twelve regional Federal Home Loan Banks.  Each FHLB serves as a reserve or central bank for its members within its assigned region.  It is funded primarily from funds deposited by financial institutions and proceeds derived from the sale of consolidated obligations of the FHLB System.  It makes loans to members pursuant to policies and procedures established by the board of directors of the FHLB.

As a member, Roebling Bank is required to purchase and maintain stock in the FHLB of New York in an amount equal to the sum of 0.2% of its mortgage-related assets and 4.5% of outstanding FHLB advances. The FHLB imposes various limitations on advances such as limiting the amount of certain types of advances to 30% of a member’s assets.

The USA Patriot Act.  Roebling Bank is subject to regulations implementing the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA Patriot Act.  The USA Patriot Act gives the federal government powers to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing and broadened anti-money laundering requirements.  By way of amendments to Roebling Bank Secrecy Act, Title III of the USA Patriot Act takes measures intended to encourage information sharing among bank regulatory agencies and law enforcement bodies.  Further, certain provisions of Title III impose affirmative obligations on a broad range of financial institutions, including banks, thrifts, brokers, dealers, credit unions, money transfer agents and parties registered under the Commodity Exchange Act.

Among other requirements, Title III of the USA Patriot Act and the related regulations impose the following requirements with respect to financial institutions:

•
Establishment of anti-money laundering programs that include, at minimum: (i) internal policies, procedures and controls; (ii) specific designation of an anti-money laundering compliance officer; (iii) ongoing employee training programs; and (iv) an independent audit function to test the anti-money laundering program.

•
Establishment of a program specifying procedures for obtaining identifying information from customers seeking to open new accounts, including verifying the identity of customers within a reasonable period.

•	Establishment of appropriate, specific and, where necessary, enhanced due diligence policies, procedures and controls designed to detect and report money laundering.

•
Prohibitions on establishing, maintaining, administering or managing correspondent accounts for foreign shell banks (foreign banks that do not have a physical presence in any country) and compliance with certain record keeping obligations with respect to correspondent accounts of foreign banks.

Bank regulators are directed to consider a holding company’s effectiveness in combating money laundering when ruling on Federal Reserve Act and Bank Merger Act applications.

Regulation of Roebling

General.   Roebling is a savings and loan holding company within the meaning of Section 10 of the Home Owners’ Loan Act.  As a result of the Dodd-Frank Act, it is now required to file reports with the Federal Reserve Board and is subject to regulation and examination by the Federal Reserve Board, as successor to the OTS.  Roebling must also obtain regulatory approval from the Federal Reserve Board before engaging in certain transactions, such as mergers with or acquisitions of other financial institutions.  In addition, the Federal Reserve Board has enforcement authority over Roebling and any non-savings institution subsidiaries.  This permits the Federal Reserve Board to restrict or prohibit activities that it determines to be a serious risk to Roebling Bank.  This regulation is intended primarily for the protection of the depositors and not for the benefit of stockholders of Roebling.

The Federal Reserve Board has indicated that, to the greatest extent possible, taking into account any unique characteristics of savings and loan holding companies and the requirements of the Home Owners’ Loan Act, it intends to apply its current supervisory approach to the supervision of bank holding companies to savings and loan holding companies.  The stated objective of the Federal Reserve Board will be to ensure the savings and loan holding company and its non-depository subsidiaries are effectively supervised and can serve as a source of strength for, and do not threaten the safety and soundness of, the subsidiary depository institutions.  The Federal Reserve Board has generally adopted the substantive provisions of OTS regulations governing savings and loan holding companies on an interim final basis with certain modifications as discussed below.

Activities Restrictions.  As a savings and loan holding company, Roebling is subject to statutory and regulatory restrictions on its business activities.  The non-banking activities of Roebling and its non-savings institution subsidiaries are restricted to certain activities specified by Federal Reserve Board regulation, which include performing services and holding properties used by a savings institution subsidiary, activities authorized for savings and loan holding companies as of March 5, 1987 and non-banking activities permissible for bank holding companies pursuant to Roebling Bank Holding Company Act of 1956 or authorized for financial holding companies pursuant to the Gramm-Leach-Bliley Act.  Before engaging in any non-banking activity or acquiring a company engaged in any such activities, Roebling must file with the Federal Reserve Board either a prior notice or (in the case of non-banking activities permissible for bank holding companies) an application regarding its planned activity or acquisition.  Under the Dodd-Frank Act, a savings and loan holding company may only engage in activities authorized for financial holding companies if they meet all of the criteria to qualify as a financial holding company.  Accordingly, the Federal Reserve Board will require savings and loan holding companies to elect to be treated as financial holding companies in order to engage in financial holding company activities.  In order to make such an election, the savings and loan holding company and its depository institution subsidiaries must be well capitalized and well managed.

Mergers and Acquisitions.  Roebling must obtain approval from the Federal Reserve Board before acquiring, directly or indirectly, more than 5% of the voting stock of another savings institution or savings and loan holding company or acquiring such an institution or holding company by merger, consolidation, or purchase of its assets.  Federal law also prohibits a savings and loan holding company from acquiring more than 5% of a company engaged in activities other than those authorized for savings and loan holding companies by federal law; or acquiring or retaining control of a depository institution that is not insured by the FDIC.  In evaluating an application for Roebling to acquire control of a savings institution, the Federal Reserve Board would consider the financial and managerial resources and future prospects of Roebling and the target institution, the effect of the acquisition on the risk to the insurance funds, the convenience and the needs of the community and competitive factors.

Acquisition of Control.  Under the federal Change in Bank Control Act, a notice must be submitted to the Federal Reserve Board if any person (including a company), or group acting in concert, seeks to acquire “control” of a savings and loan holding company.  An acquisition of “control” can occur upon the acquisition of 10% or more of the voting stock of a savings and loan holding company or as otherwise defined by the Federal Reserve Board.  Under the Change in Bank Control Act, the Federal Reserve Board has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the anti-trust effects of the acquisition.  Any company that so acquires control is then subject to regulation as a savings and loan holding company.

Holding Company Capital Requirements.  Effective as of July 21, 2011, the Federal Reserve Board is authorized to establish capital requirements for savings and loan holding companies.  These capital requirements must be countercyclical so that the required amount of capital increases in times of economic expansion and decreases in times of economic contraction, consistent with safety and soundness. Savings and loan holding companies will also be required to serve as a source of financial strength for their depository institution subsidiaries. Within five years after enactment, the Dodd-Frank Act requires the Federal Reserve Board to apply consolidated capital requirements that are no less stringent than those currently applied to depository institutions to depository institution holding companies that were not supervised by the Federal Reserve Board as of May 19, 2009.  Under these standards, trust preferred securities will be excluded from Tier 1 capital unless such securities were issued prior to May 19, 2010 by a bank or savings and loan holding company with less than $15 billion in assets.

The Federal Reserve Board stated that it is considering applying the same consolidated risk-based and leverage capital requirements to savings and loan holding companies as those applied to bank holding companies under Basel III to the extent reasonable and feasible taking into consideration the unique characteristics of savings and loan holding companies and requirements of the Home Owners’ Loan Act.  The Federal Reserve Board expects these rules to be finalized in 2012 and implementation to begin in 2013.

Proposed Changes to Regulatory Capital Requirements

The federal banking agencies have recently issued a series of proposed rulemakings to conform their regulatory capital rules with the international regulatory standards agreed to by the Basel Committee on Banking Supervision in the accord often referred to as “Basel III”.  The proposed revisions would establish new higher capital ratio requirements, tighten the definitions of capital, impose new operating restrictions on banking organizations with insufficient capital buffers and increase the risk weighting of certain assets including residential mortgages. The proposed new capital requirements would apply to all banks and savings associations, bank holding companies with more than $500 million in assets and all savings and loan holding companies regardless of asset size.  The following discussion summarizes the proposed changes which are most likely to affect Roebling and Roebling Bank.

New and Higher Capital Requirements.  The proposed regulations would establish a new capital measure called “Common Equity Tier 1 Capital” which would consist of common stock instruments and related surplus (net of treasury stock), retained earnings, accumulated other comprehensive income and, subject to certain adjustments, minority common equity interests in subsidiaries.  Unlike the current rules which exclude unrealized gains and losses on available-for-sale debt securities from regulatory capital, the proposed rules would generally require accumulated other comprehensive income to flow through to regulatory capital.  Depository institutions and their holding companies would be required to maintain Common Equity Tier 1 Capital equal to 4.5% of risk-weighted assets by 2015.

The proposed regulations would increase the required ratio of Tier 1 Capital to risk-weighted assets from the current 4% to 6% by 2015. Tier 1 Capital would consist of Common Equity Tier 1 Capital plus Additional Tier 1 Capital elements which would include non-cumulative perpetual preferred stock.  Neither cumulative preferred stock (other than cumulative preferred stock issued to the U.S. Treasury under the TARP Capital Purchase Program or the Small Business Lending Fund) nor trust preferred would qualify as Additional Tier 1 Capital.  These elements, however, could be included in Tier 2 Capital which could also include qualifying subordinated debt.  The proposed regulations would also require a minimum Tier 1 leverage ratio of 4% for all institutions eliminating the 3% option for institutions with the highest supervisory ratings.  The minimum required ratio of total capital to risk-weighted assets would remain at 8%.

Capital Buffer Requirement. In addition to higher capital requirements, depository institutions and their holding companies would be required to maintain a capital buffer of at least 2.5% of risk-weighted assets over and above the minimum risk-based capital requirements.  Institutions that do not maintain the required capital buffer will become subject to progressively more stringent limitations on the percentage of earnings that can be paid out in dividends or used for stock repurchases and on the payment of discretionary bonuses to senior executive management.  The capital buffer requirement would be phased in over four years beginning in 2016.  The capital buffer requirement effectively raises the minimum required risk-based capital ratios to 7% Common Equity Tier 1 Capital, 8.5% Tier 1 Capital and 10.5% Total Capital on a fully phased-in basis.

Changes to Prompt Corrective Action Capital Categories.  The Prompt Corrective Action rules would be amended to incorporate a Common Equity Tier 1 Capital requirement and to raise the capital requirements for certain capital categories.  In order to be adequately capitalized for purposes of the prompt corrective action rules, a banking organization would be required to have at least an 8% Total Risk-Based Capital Ratio, a 6% Tier 1 Risk-Based Capital Ratio, a 4.5% Common Equity Tier 1 Risk Based Capital Ratio and a 4% Tier 1 Leverage Ratio.  To be well capitalized, a banking organization would be required to have at least a 10% Total Risk-Based Capital Ratio, an 8% Tier 1 Risk-Based Capital Ratio, a 6.5% Common Equity Tier 1 Risk Based Capital Ratio and a 5% Tier 1 Leverage Ratio.

Additional Deductions from Capital. Banking organizations would be required to deduct goodwill and other intangible assets (other than certain mortgage servicing assets), net of associated deferred tax liabilities, from Common Equity Tier 1 Capital.  Deferred tax assets arising from temporary timing differences that could not be realized through net operating loss carrybacks would continue to be deducted if they exceed 10% of Common Equity Tier 1 Capital.  Deferred tax assets that could be realized through NOL carrybacks would not be deducted but would be subject to 100% risk weighting.  Defined benefit pension fund assets, net of any associated deferred tax liability, would be deducted from Common Equity Tier 1 Capital unless Roebling Banking organization has unrestricted and unfettered access to such assets.  Reciprocal cross-holdings in the capital instruments of any other financial institution would now be deducted from capital, not just holdings in other depository institutions.  For this purpose, financial institutions are broadly defined to include securities and commodities firms, hedge and private equity funds and non-depository lenders.  Banking organizations would also be required to deduct non-significant investments (less than 10% of outstanding stock) in other financial institutions to the extent these exceed 10% of Common Equity Tier 1 Capital subject to a 15% of Common Equity Tier 1 Capital cap.  Greater than 10% investments must be deducted if they exceed 10% of Common Equity Tier 1 Capital.  If the aggregate amount of certain items excluded from capital deduction due to a 10% threshold exceeds 17.65% of Common Equity Tier 1 Capital, the excess must be deducted.  Savings associations would continue to be required to deduct investments in subsidiaries engaged in activities not permitted for national banks.

Changes in Risk-Weightings.  The proposed regulations would apply a 250% risk-weighting to mortgage servicing rights, deferred tax assets that cannot be realized through NOL carrybacks and significant (greater than 10%) investments in other financial institutions.  The proposed rules would also significantly change the risk-weighting for residential mortgages.  Current capital rules assign a 50% risk-weighting to “qualifying mortgage loans” which generally consist of residential first mortgages with an 80% loan-to-value ratio (or which carry mortgage insurance that reduces Roebling Bank’s exposure to 80%) that are not more than 90 days past due.  All other mortgage loans have a 100% risk weight.  Under the proposed regulations, one-to-four family residential mortgage loans would be divided into two broad risk categories with their risk-weighting determined by their loan-to-value ratio without regard to mortgage insurance. Prudently underwritten 30-year residential mortgages providing for regular periodic payments that do not result in negative amortization or balloon payments or allow payment deferrals and caps on annual and lifetime interest rate adjustments and which are not more than 90 days past due would be assigned a risk weighting from 35% for loans with a 60% or lower loan-to-value ratio to 100% for loans over 90%.  Residential mortgage loans in this category with a loan-to-value ratio greater than 60% but not more than 80% would continue to carry a 50% risk weighting. All other residential mortgage loans would be risk-weighted between 100% to 200%.  The proposal also creates a new 150% risk-weighting category for “high volatility commercial real estate loans” which are credit facilities for the acquisition, construction or development of real property other than one- to four-family residential properties or commercial real projects where: (i) the loan-to-value ratio is not in excess of interagency real estate lending standards; and (ii) the borrower has contributed capital equal to not less than 15% of the real estate’s “as completed” value before the loan was made.

ROEBLING MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITIONAND RESULTS OF OPERATIONS

Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 contains safe harbor provisions regarding forward-looking statements.  When used in this discussion, the words “intends,” “believes,” “anticipates,” “contemplates,” “expects,” and similar expressions are intended to identify forward-looking statements.  Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected.  Those risks and uncertainties include changes in interest rates, the ability to control costs and expenses, new legislation and regulations and general economic conditions.  Roebling undertakes no obligation to publicly release the results of any revisions to those forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

General

Roebling’s results of operations depend primarily on its net interest income, which is the difference between the interest earned on interest-earning assets, primarily loans and investments, and the interest paid on interest-bearing liabilities, primarily deposits and borrowings.  It is also a function of the composition of assets and liabilities and the relative amount of interest-earning assets to interest-bearing liabilities.  Roebling’s results of operations are also affected by its provisions for loan losses, non-interest income and non-interest expense.  Non-interest income consists primarily of service charges and fees.  Non-interest expense consists primarily of compensation and benefits, occupancy and equipment, data processing fees and other operating expenses.  Roebling’s results of operations may also be affected significantly by economic and competitive conditions, changes in market interest rates, governmental policies and actions of regulatory authorities.

Critical Accounting Policies, Judgments and Estimates

The accounting and reporting policies of Roebling conform with the US GAAP and general practices within the financial services industry.  The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes.  Actual results could differ from those estimates.

Roebling considers accounting policies involving significant judgments and assumptions by management that have, or could have, a material impact on the carrying value of certain assets or on income to be critical accounting policies.  Roebling considers the allowance for loan losses to be a critical accounting policy.

Allowance for Loan Losses.  Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment.  The allowance for loan losses is the estimated amount considered necessary to cover credit losses inherent in the loan portfolio at the balance sheet date.  The allowance is established through the provision for loan losses, which is charged against income.  Management performs an evaluation of the adequacy of the allowance for loan losses on a quarterly basis, at a minimum.  Consideration is given to a variety of factors including current economic conditions, the current real estate market, delinquency statistics, composition of the loan portfolio, loss experience, the adequacy of the underlying collateral, the financial strength of the borrowers, results of internal loan reviews, geographic and industry concentrations, and other factors related to the collectibility of the loan portfolio.  The valuation is inherently subjective as it requires material estimates, including the amounts and timing of expected future cash flows expected to be received on impaired loans, which may be susceptible to significant change.

Roebling’s methodology for analyzing the allowance for loan losses consists of several components.  Specific allocations are made for loans that are determined to be impaired.  A loan is considered to be impaired when, based on current information, it is probable that Roebling will be unable to collect all amounts due according to the contractual terms of the loan agreement.  For such loans, a specific allocation is established when the present value of expected future cash flows or, for collateral-dependent loans, the fair value of the collateral, adjusted for market conditions and selling expenses, is less than the carrying value of the loan.  The remaining allowance is determined by segregating the unimpaired loans into groups by type, purpose and classification and applying a reserve percentage to each group.  The reserve percentage is based on inherent losses associated with each type of lending, as well as historical loss factors.  Roebling also looks at the level of its allowance in proportion to nonperforming loans and total loans.  Roebling has established an overall range that Roebling has determined is prudent based on historical and industry data.  An unallocated allowance represents the excess of the total allowance, determined to be in the established range, over the calculated allocations.

While management believes that it uses the best information available to perform its loan loss allowance analysis, adjustments to the allowance in the future may be necessary.  Changes in underlying estimates could result in the requirement for additional provisions for loan losses.  For example, a rise in delinquency rates may cause Roebling to increase the reserve percentages it applies to loan groups for purposes of calculating general allocations.  In addition, actual loan losses may be significantly more than the reserves that have been established.  Each of these scenarios would require additional provisions, which could have a material negative effect on its financial results.  The ratio of the allowance for loan losses to total loans outstanding was 1.25%, 1.24% and 1.19% at December 31, 2012, September 30, 2012 and 2011, respectively.  A 25% increase in this ratio would have increased the allowance by $333,000, $332,000 and $326,000 at December 31, 2012, September 30, 2012 and 2011, respectively.

Business Strategy

Roebling’s business strategy has been to operate as a well-capitalized independent financial institution dedicated to providing convenient access and quality service at competitive prices.  Historically, it has sought to implement this strategy by maintaining a substantial part of its assets in loans secured by one-to-four family residential real estate located in its market area and home equity and consumer loans.  In prior years, Roebling had diversified our portfolio to include a higher percentage of commercial real estate, multifamily and construction loans, which are generally secured by properties in its market area.  Roebling continues to emphasize a variety of deposit and loan products, with the latter consisting primarily of one-to-four family mortgages and home equity loans.  Roebling has grown its branch network, which has expanded our geographic reach, and may consider the acquisition of other financial institutions or branches.

Management of Interest Rate Risk and Market Risk

Because the majority of its assets and liabilities are sensitive to changes in interest rates, Roebling’s most significant form of market risk is interest rate risk, or changes in interest rates.  Roebling may be more vulnerable to an increase or decrease in interest rates depending upon 1) the duration and repricing characteristics of its interest-earning assets and interest-bearing liabilities at a given point in time, 2) the time horizon and 3) the level of interest rates.  Roebling’s objective is to maintain a consistent level of profitability within acceptable risk tolerances across a broad range of potential interest rate environments.

To reduce the effect of interest rate changes on net interest income, Roebling has adopted various strategies to enable it to improve the matching of interest-earning asset maturities to interest-bearing liability maturities.  The principal elements of these strategies include seeking to:

•	originate loans with adjustable rate features or shorter term fixed rates for portfolio and sell longer term fixed rate mortgages;

•	maintain a high percentage of low-cost transaction and savings accounts which tend to be less interest rate sensitive when interest rates rise;

•	lengthen the maturities of liabilities when it would be cost effective through the pricing and promotion of longer term certificates of deposit or the utilization of longer-term borrowings;

•
maintain an investment portfolio, with short to intermediate terms to maturity or adjustable interest rates, that provides a stable cash flow, thereby providing investable funds in varying interest rate cycles.

Exposure to interest rate risk is closely monitored by management through the use of models which generate estimates of the change in economic value of equity (“EVE”) and net interest income over a range of interest rate scenarios.  EVE is equal to the market value of assets minus the market value of liabilities.

The following table contains Roebling Bank’s EVE calculations at December 31, 2012.

				EVE as % of Market
	Economic Value of Equity			Value of Assets
Change	Estimated		%	EVE
in Rate	Amount	Change	Change	Ratio (1)	Change (2)
	(Dollars in thousands)

+300 bp	$10,336	$(8,346)	(45)%	6.87%	(452) bp
+200 bp	14,163	(4,519)	(24)%	9.11%	(228) bp
+100 bp	17,375	(1,307)	(7)%	10.84%	(55) bp
0 bp	18,682			11.39%
-100 bp	19,431	749	4%	11.68%	29 bp

____________
(1)           Calculated as the estimated EVE divided by the market value of assets.
(2)	Calculated as the increase (decrease) in the EVE ratio assuming the indicated change in interest rates over the estimated EVE ratio assuming no change in interest rates.

This table indicates that Roebling Bank’s economic value of equity would be expected to decrease in the event of an increase in prevailing market rates.

Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments and deposit run-offs, and should not be relied upon as indicative of actual results.  Certain shortcomings are inherent in such computations.  Although certain assets and liabilities may have similar maturities or periods of repricing, they may react at different times and in different degrees to changes in market interest rates.  The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates.  Certain assets, such as adjustable rate mortgages, generally have features which restrict changes in interest rates on a short term basis and over the life of the asset.  In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making the calculations set forth above.  Additionally, an increased credit risk may result as the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

Comparison of Financial Condition at December 31, 2012 and 2011

At December 31, 2012, Roebling had total assets, deposits, borrowings and stockholders’ equity of $161.1 million, $133.3 million, $8.8 million and $16.8 million, respectively.  For the three months ended December 31, 2012, Roebling reported net income of $54,000, or $.03 per diluted share, compared to net income of $107,000, or $.06 per diluted share, for the same period in 2011.  Income before income tax was $162,000 for the three months ended December 31, 2012 compared to $166,000 for the three months ended December 31, 2011.  The decrease in net income is primarily attributable to certain 2012 merger-related expenses not being tax deductible.

Total assets decreased by $685,000 or .42%, to $161.1 million at December 31, 2012, from $161.8 million at September 30, 2012.  Cash and cash equivalents decreased by $2.5 million and loans receivable, net, decreased by $588,000, while investment securities increased by $3.0 million.  Real estate owned (“REO”) decreased by $444,000 to $0, as our remaining REO property was sold in December.  Deposits increased by $4.4 million or 3.4% with an increase in core deposit accounts of $6.7 million, partially offset by a decrease in certificates of deposit of $2.3 million.  The increase in core deposits is primarily due to an increase of $6.1 million in municipal account balances, which fluctuate based on tax payment cycles.  The ratio of core deposits (non-certificates) to total deposits continues to improve, increasing to 60.7% at December 31, 2012 from 57.5% at September 30, 2012.  Borrowed funds decreased by $4.8 million, to $8.8 million at December 31, 2012 from $13.6 million at September 30, 2012.  Stockholders’ equity decreased by $81,000 for the three months ended December 31, 2012, primarily attributable to an unrealized loss on available for sale securities, net of tax, of $150,000, partially offset by net income of $54,000.

Comparison of Results of Operations for the Three Months Ended December 31, 2012 and 2011

Net Interest Income.   For the three-months ended December 31, 2012, Roebling reported net interest income before provision for loan losses of $1,221,000, compared to $1,251,000 for the same period in 2011.  The decrease in net interest income was the result of a decrease in interest income of $128,000, partially offset by a decrease in interest expense of $98,000.  The interest rate spread was 2.92% for the three months ended December 31, 2012 compared to 2.94% for the three months ended December 31, 2011, while the net interest margin was 3.16% for the 2012 period compared to 3.19% for the 2011 period.  Roebling’s spread and margin decreased slightly for the three months ended December 31, 2012 compared to the same 2011 period, as the average yield on total interest-earning assets decreased by more than the average cost of funds.  The ratio of average interest-earning assets to average interest-bearing liabilities increased to 131.8% for the three months ended December 31, 2012 from 125.7% for the same 2011 period.

The average balance of total interest-earning assets for the three months ended December 31, 2012 decreased by $2.5 million compared to the three months ended December 31, 2011, while the average yield decreased to 3.92% from 4.18%.  The decrease in total interest income of $128,000 for the three months ended December 31, 2012 is comprised of a decrease in interest income of $100,000 on loans receivable and a decrease of $28,000 in interest income on investment securities and other interest-earning assets.  Average loan receivable balances decreased by $3.5 million for the three months ended December 31, 2012 compared to the same 2011 period, while the average yield decreased to 4.65% from 4.87%.  The average balance of loans decreased as repayment levels on loans exceeded origination volume.  The decrease in loan yields is attributable to both a shift in the portfolio composition as well as residential mortgage and home equity loan refinances to lower rates.  The makeup of the loan portfolio continues to shift, with a greater percentage of loans in residential mortgage and home equity loans and a lesser percentage in commercial purpose loans.  For the three months ended December 31, 2012, compared to the same 2011 period, the average balance of securities and other interest-earning assets increased by $1.0 million, while the average yield decreased to 2.29% from 2.58%.

The average balance of interest-bearing liabilities decreased by $7.5 million for the three months ended December 31, 2012 compared to same 2011 period, while the average cost decreased to 1.00% from 1.25%.  The decrease in total interest expense of $98,000 for the three months ended December 31, 2012 is comprised of a $92,000 decrease in interest expense on deposits and a $6,000 decrease in interest expense on borrowings.  Average interest-bearing deposit balances decreased by $7.0 million with a decrease in the average cost to .89% for the three months ended December 31, 2012, compared to 1.15% for the same 2011 period, while average borrowings decreased by $554,000, with a decrease in the average cost to 2.86% from 2.98%.

Provision for Loan Losses.   There were no provisions for loan losses or charge-offs for the three months ended December 31, 2012 or 2011.  Recoveries of $2,800 and $2,400 were recorded during the three months ended December 31, 2012 and 2011, respectively.  At December 31, 2012, the allowance for loan losses was $1,333,000 (1.25% of the loan portfolio and 76.6% of non-performing loans) compared to $1,330,000 (1.24% of the loan portfolio and 76.9% of non-performing loans) at September 30, 2012. Non-performing loans, consisting of non-accrual loans and accruing loans more than 90 days delinquent, were $1.7 million at December 31, 2012 and September 30, 2012, representing 1.63% and 1.61% of total loans, respectively.  Management continually monitors and adjusts the allowance for loan losses based upon its analysis of the loan portfolio.  This analysis includes an evaluation of known and inherent risks in the loan portfolio, past loss experience, current economic conditions, industry loss reserve levels, adverse situations which may affect the borrower, the estimated value of any underlying collateral and other relevant factors.  However, there can be no assurance that additions to the allowance for loan losses will not be required in future periods or that actual losses will not exceed estimated amounts.

Activity in the allowance for loan losses is summarized as follows:

	Three Months Ended
	December 31,
	2012	2011

Balance – beginning	$1,330,204	$1,304,500
Provision for loan losses	-	-
Charge-offs	-	-
Recoveries	2,804	2,410

Balance – ending	$1,333,008	$1,306,910

Non-interest Income. Non-interest income increased $19,000, or 15.3%, to $143,000 for the three months ended December 31, 2012 compared to $124,000 for the same 2011 period.  Loan fees increased by $4,000 due to an increase in loan servicing income on a larger portfolio of loans serviced.  Account servicing and other fees increased by $6,000, primarily as a result of an increase in fees from debit card transactions.  Gain on sale of loans increased by $9,000 due to higher premiums on loan sales.

Non-interest Expense.   Non-interest expense decreased $7,000, or .6%, to $1,202,000 for the three months ended December 31, 2012, from $1,209,000 for the same period in 2011.  Real estate owned expense, net, decreased by $251,000 for the three months ended December 31, 2012 compared to the same 2011 period, primarily due to a $149,000 gain on the sale of our last REO property and the absence of provisions for losses on REO in the 2012 period, compared to $3,000 in gain on sale of REO and $95,000 in REO loss provisions in the 2011 period.   Other expense increased by $215,000 for the three months ended December 31, 2012 compared to the same 2011 period, primarily due to an increase of $169,000 in legal and professional fees for merger-related work.  Another $40,000 of the increase in other expense is attributable to collection costs on problem loans.

Income Taxes.  Roebling recorded income tax expense of $108,000 and $59,000 for the three months ended December 31, 2012 and 2011, respectively, reflecting an effective tax rate of 66.7% and 35.5%, respectively.  The variance in effective tax rates is due to permanent book / tax differences, with a significant portion of the merger-related expenses being non-deductible for tax purposes.

Average Balance Sheet, Interest Rates and Yields

The following tables set forth certain information relating to our average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated.  Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented.

	Three Months Ended December 31, 2012			Three Months Ended December 31, 2011
	Average		Average	Average		Average
	Balance	Interest	Yield/Cost	Balance	Interest	Yield/Cost
	(Dollars in thousands)
Interest-earning assets:
Loans receivable (1)	$105,827	$1,241	4.65%	$109,323	$1,341	4.87%
Investment securities	44,798	264	2.35	43,098	293	2.72
Other interest-earning assets (2)	2,806	8	1.20	3,491	7	0.79
Total interest-earning assets	153,431	1,513	3.92	155,912	1,641	4.18
Non-interest-earning assets	6,010			7,455	.
Total assets	$159,441			$163,367

Interest-bearing liabilities:
Interest-bearing checking	$8,539	5	0.21	$7,593	4	0.23
Savings accounts	21,282	7	0.13	19,607	7	0.13
Money market accounts	27,072	28	0.42	29,082	44	0.60
Certificates of deposit	53,569	209	1.55	61,162	286	1.85
Total interest-bearing deposits	110,462	249	0.89	117,444	341	1.15
Borrowings	5,989	43	2.86	6,543	49	2.98
Total interest-bearing liabilities	116,451	292	1.00	123,987	390	1.25
Non-interest-bearing liabilities (3)	25,992			22,617
Total liabilities	142,443			146,604
Stockholders’ equity	16,998			16,763
Total liabilities and stockholders’ equity	$159,441			$163,367
Net interest income		$1,221			$1,251
Interest rate spread (4)			2.92%			2.93%
Net interest margin (5)			3.16%			3.19%
Ratio of average interest-earning assets
to average interest-bearing liabilities			131.76%			125.75%

____________
(1)
Average balances include non-accrual loans.  Interest income includes amortization of net deferred loan fees and (costs) of $(954) and $(2,474) for the three months ended December 31, 2012 and 2011, respectively.

(2)	Includes interest-bearing deposits in other financial institutions and FHLB stock. Tax exempt interest is not presented on a taxable equivalent basis.
(3)	Includes average non-interest-bearing deposits of $23,970,000 and $20,725,000 for the three months ended December 31, 2012 and 2011, respectively.
(4)	Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(5)	Net interest margin represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis

The table below sets forth certain information regarding changes in our interest income and interest expense for the periods indicated.  For each category of interest-earning assets and interest-bearing liabilities, the table distinguishes between: (i) changes attributable to volume (changes in average volume multiplied by prior period's rate); and (ii) changes attributable to rates (changes in rate multiplied by old average volume).  For purposes of this table, the net change attributable to the combined impact of rate and volume has been allocated proportionally to the absolute dollar amounts of change in each.

	Three Months Ended December 31,			Three Months Ended December 31,
	2012 vs. 2011			2011 vs. 2010
	Increase (Decrease) Due to			Increase (Decrease) Due to
	Volume	Rate	Net	Volume	Rate	Net
	(In thousands)
Interest-earning assets:
Loans receivable	$(41)	$(59)	$(100)	$(30)	$(65)	$(95)
Investment securities	12	(41)	(29)	14	(45)	(31)
Other interest-earning assets	(2)	3	1	(4)	(2)	(6)
Total interest-earning assets	(31)	(97)	(128)	(20)	(112)	(132)

Interest-bearing liabilities:
Interest-bearing checking	1	0	1	0	0	0
Savings accounts	0	0	0	1	(5)	(4)
Money market accounts	(3)	(13)	(16)	3	(19)	(16)
Certificates of deposit	(34)	(43)	(77)	(28)	(33)	(61)
Borrowings	(4)	(2)	(6)	(3)	(3)	(6)
Total interest-bearing liabilities	(40)	(58)	(98)	(27)	(60)	(87)

Net interest income	$9	$(39)	$(30)	$7	$(52)	$(45)

Comparison of Financial Condition at September 30, 2012 and 2011

Assets.  Total assets decreased $2.1 million, or 1.3%, to $161.8 million at September 30, 2012, from $163.9 million at September 30, 2011.  This decrease is primarily attributable to a $2.6 million decrease in net loans receivable and a $1.2 million decrease in real estate owned, partially offset by a $1.2 million increase in investment securities and a $953,000 increase in cash and cash equivalents.  Loans receivable decreased by 2.4%, to $106.0 million at September 30, 2012 from $108.6 million at September 30, 2011.  Balances in all categories of commercial-purpose loans continued to decrease during the 2012 fiscal year, including commercial real estate, multifamily, non-owner-occupied one-to-four family loans and commercial loans, while balances of mortgage loans secured by owner-occupied one-to-four family residences increased.  In the second quarter of fiscal 2009, as problem assets grew quickly and dramatically, and upon the issuance of a supervisory agreement, Roebling suspended virtually all new commercial lending.  Roebling also adopted a plan to reduce our levels of commercial real estate, investor, participation and construction loans.  Roebling continues to lend to consumers for mortgages, home equity and other consumer loans. The one-to-four family and home equity loan portfolios represent 84.3% of the loan portfolio at September 30, 2012 compared to 83.0% at September 30, 2011.  Real estate owned decreased by $1.2 million, to $444,000 from $1.6 million.  Eight properties were sold during the year ended September 30, 2012, leaving one property in the REO portfolio.

Liabilities.  Total liabilities decreased $2.3 million to $144.9 million at September 30, 2012 from $147.2 million at September 30, 2011.  Deposits decreased by $10.3 million, or 7.4%, to $128.9 million at September 30, 2012, from $139.2 million at September 30, 2011, with most of the decrease in certificates of deposit, which decreased by $9.0 million.   The ratio of core deposits (non-certificates) to total deposits continues to improve, increasing to 57.5% at September 30, 2012 from 54.2% at September 30, 2011.

Borrowed funds increased by $7.7 million during the same period, to $13.7 million at September 30, 2012 from $6.0 million at September 30, 2011.

Stockholders’ Equity.  Stockholders’ equity increased to $16.9 million at September 30, 2012, from $16.6 million at September 30, 2011, primarily due to fiscal 2012 net income of $126,000 and an increase of $118,000 in the unrealized gain on securities available for sale.

Average Balance Sheet, Interest Rates and Yields

The following tables set forth certain information relating to Roebling’s average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated.  Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented.

	Year Ended September 30, 2012			Year Ended September 30, 2011
	Average		Average	Average		Average
	Balance	Interest	Yield/Cost	Balance	Interest	Yield/Cost
	(Dollars in thousands)
Interest-earning assets:
Loans receivable (1)	$109,057	$5,207	4.78%	$111,042	$5,585	5.03%
Investment securities	41,269	1,078	2.61	42,051	1,270	3.02
Other interest-earning assets (2)	2,458	28	1.14	3,153	37	1.17
Total interest-earning assets	152,784	6,313	4.13	156,246	6,892	4.41
Non-interest-earning assets	6,833			7,358
Total assets	$159,617			$163,604

Interest-bearing liabilities:
Interest-bearing checking	$7,894	18	0.23	$7,609	17	0.22
Savings accounts	20,224	27	0.13	19,027	37	0.19
Money market accounts	25,228	127	0.50	26,516	210	0.79
Certificates of deposit	57,800	1,005	1.74	64,945	1,290	1.99
Total interest-bearing deposits	111,146	1,177	1.06	118,097	1,554	1.32
Borrowings	7,127	182	2.55	7,132	207	2.90
Total interest-bearing liabilities	118,273	1,359	1.15	125,229	1,761	1.41
Non-interest-bearing liabilities (3)	24,448			22,114
Total liabilities	142,721			147,343
Stockholders’ equity	16,896			16,261
Total liabilities and stockholders’ equity	$159,617			$163,604
Net interest income		$4,954			$5,131
Interest rate spread (4)			2.98%			3.00%
Net interest margin (5)			3.24%			3.28%
Ratio of average interest-earning assets
to average interest-bearing liabilities			129.18%			124.77%
_________________________________
(1)	Average balances include non-accrual loans. Interest income includes amortization of net deferred loan fees and (costs) of $(8,500) and $(19,800) for the fiscal years 2012 and 2011, respectively.
(2)	Includes interest-bearing deposits in other financial institutions and FHLB stock. Tax exempt interest is not presented on a taxable equivalent basis.
(3)	Includes average non-interest-bearing deposits of $22,493,000 and $20,280,000 for the years ended September 30, 2012 and 2011, respectively.
(4)	Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(5)	Net interest margin represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis

The table below sets forth certain information regarding changes in interest income and interest expense for the periods indicated.  For each category of interest-earning assets and interest-bearing liabilities, the table distinguishes between: (i) changes attributable to volume (changes in average volume multiplied by prior period's rate); and (ii) changes attributable to rates (changes in rate multiplied by old average volume).  For purposes of this table, the net change attributable to the combined impact of rate and volume has been allocated proportionally to the absolute dollar amounts of change in each.

	Year Ended September 30,			Year Ended September 30,
	2012 vs. 2011			2011 vs. 2010
	Increase (Decrease) Due to			Increase (Decrease) Due to
	Volume	Rate	Net	Volume	Rate	Net
	(In thousands)
Interest-earning assets:
Loans receivable	$(99)	$(279)	$(378)	$(224)	$(391)	$(615)
Investment securities	(23)	(169)	(192)	93	(326)	(233)
Other interest-earning assets	(8)	(1)	(9)	27	(31)	(4)
Total interest-earning assets	(130)	(449)	(579)	(104)	(748)	(852)

Interest-bearing liabilities:
Interest-bearing checking	1	-	1	1	2	3
Savings accounts	2	(12)	(10)	3	(19)	(16)
Money market accounts	(10)	(73)	(83)	38	(73)	(35)
Certificates of deposit	(134)	(151)	(285)	(115)	(221)	(336)
Borrowings	0	(25)	(25)	(111)	(21)	(132)
Total interest-bearing liabilities	(141)	(261)	(402)	(184)	(332)	(516)

Net interest income	$11	$(188)	$(177)	$80	$(416)	$(336)

Comparison of Results of Operations for the Years Ended September 30, 2012 and 2011

Net Income.  For the year ended September 30, 2012, Roebling reported net income of $126,000, or $.08 per diluted share, compared to net income of $440,000, or $.27 per diluted share, for the year ended September 30, 2011.  Net income before income tax decreased by $528,000 for the year ended September 30, 2012 compared to the same 2011 period.  The change for fiscal 2012 is largely the result of the change in the provision for loan losses.  In fiscal 2012, Roebling recorded $350,000 in loan loss provisions, while in fiscal 2011 it recorded a net reversal of $150,000 in loan loss provisions, partly due to significant recoveries during the year.

Interest Income. The average balance of total interest-earning assets for the year ended September 30, 2012 decreased by $3.5 million compared to the year ended September 30, 2011, while the average yield decreased to 4.13% from 4.41%.  The decrease in total interest income of $579,000 for the year ended September 30, 2012 is comprised primarily of a decrease in interest income of $378,000 on loans receivable and a decrease of $192,000 in interest income on investment securities.  Average loan receivable balances decreased by $2.0 million for the year ended September 30, 2012 compared to the same 2011 period, while the average yield decreased to 4.78% from 5.03%.  The decline in yield is due to the decline in portfolio rates as adjustable-rate loans repriced downwards, higher-rate loans paid down and new loans came into the portfolio at lower rates, reflecting lower market rates.  For the year ended September 30, 2012, the average balance of securities decreased by $782,000 compared to the same 2011 period, while the average yield decreased to 2.61% from 3.02%.  The average balance of other interest-earning assets decreased by $695,000 for the year ended September 30, 2012 compared to the same 2011 period, while the average yield decreased to 1.14% from 1.17%.

Interest Expense. The average balance of interest-bearing liabilities decreased by $7.0 million for the year ended September 30, 2012 compared to the same 2011 period, while the average cost decreased to 1.15% from 1.41%.  The decrease in total interest expense of $402,000 for the year ended September 30, 2012 is comprised of a $377,000 decrease in interest expense on deposits and a $25,000 decrease in interest expense on borrowings.  Average interest-bearing deposit balances decreased by $7.0 million with a decrease in the average cost to 1.06% for the year ended September 30, 2012, compared to 1.32% for the same 2011period.  The decrease in deposit rates is a reflection of the decline in market rates and a shift to core deposits from certificates of deposit.  Average borrowings balances were unchanged, but the average cost decreased to 2.55% from 2.90%.

Net Interest Income. Net interest income decreased to $5.0 million for the year ended September 30, 2012, compared to $5.1 million for the year ended September 30, 2011.  Roebling’s spread and margin declined slightly during the year, as the average yield on total interest-earning assets decreased by more than the decrease in the average cost of funds.  The yield on total interest-earning assets for the year ended September 30, 2012 decreased by 28 basis points compared to the year ended September 30, 2011, while the overall cost of funds decreased 26 basis points for the same period. As a result, the interest rate spread decreased by just 2 basis points, to 2.98% for the year ended September 30, 2012 compared to 3.00% for the year ended September 30, 2011.  The net interest margin decreased by 4 basis points, to 3.24% from 3.28%, in the same time period.

Provision for Loan Losses. The provision for loan losses is charged to operations to bring the total allowance for loan losses to a level that represents management's best estimate of the losses inherent in the portfolio, based on a review by management of the following factors:

•	historical experience;
•	volume;
•	type of lending conducted by Roebling Bank;
•	industry standards;
•	the level and status of past due and non-performing loans;
•	the real estate market;
•	the general economic conditions in Roebling Bank’s lending area; and
•	other factors affecting the collectibility of the loans in its portfolio.

Our allowance for loan losses consists of allowances calculated on impaired loans, and allowances calculated on the balance of the portfolio.  Valuation allowances are created for impaired loans when the present value of expected future cash flows or, for collateral-dependent loans, the fair value of the collateral, is less than the carrying value of the loan.  A loan is considered to be impaired when, based on current information, it is probable that Roebling will be unable to collect all amounts due according to the original contractual terms of the loan agreement.  Valuation allowances for unimpaired loans are determined by applying estimated loss factors to various aggregate loan categories.  The allowance level is reviewed on a quarterly basis, at a minimum.

 Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment.  The allowance for loan losses is maintained at a level that represents management's best estimate of losses in the loan portfolio at the balance sheet date.  However, there can be no assurance that the allowance for losses will be adequate to cover losses which may be realized in the future, or that additional provisions for losses will not be required.  In addition, regulatory agencies, as part of their examination process, periodically review the allowance for loan losses and may require us to recognize adjustments to the allowance based on their judgment regarding the adequacy of the allowance for loan losses at the time of their examination.

For the year ended September 30, 2012, Roebling recorded loan loss provisions in the amount of $350,000, compared to a net reversal of provisions of $150,000 for the same 2011 period.  Net charge-offs for the year ended September 30, 2012 were $324,000 (0.30% of average loans outstanding) compared to $1.8 million (1.58% of average loans outstanding) for the prior year.  The allowance for loan losses was $1.3 million or 1.24% of total loans outstanding at September 30, 2012, compared to $1.3 million or 1.19% of total loans outstanding at September 30, 2011.  Non-performing loans, expressed as a percentage of total loans, increased to 1.61% at September 30, 2012 from 0.80% at September 30, 2011.  The ratio of the allowance for loan losses to non-performing loans decreased to 0.77 times at September 30, 2012 from 1.49 times at September 30, 2011.

The following table sets forth information regarding non-performing loans and real estate owned, as of the dates indicated.

	September 30,
	2012	2011
	(In thousands)
Non-accrual loans	$1,539	$684
Accruing loans past due 90 days or more	191	191
Total non-performing loans	1,730	875
Real estate owned	444	1,611
Total non-performing assets	$2,174	$2,486

As of September 30, 2012, non-accrual loans consist of nine loans with balances ranging from $29,000 to $493,000, in various stages of collection, workout and foreclosure.  For non-accrual loans outstanding at September 30, 2012 Roebling would have recorded $81,000 in interest income for the year then ended, had the loans been current in accordance with their original terms.  Interest income of $24,000 on these loans was included in net income for the fiscal year.  Not included in the above table as of September 30, 2012 and 2011 are $1.4 million and $1.6 million, respectively, in loans that were restructured in troubled debt restructurings and are performing in accordance with the modified terms.  Approximately $380,000 of the allowance for loan losses relates to non-performing loans at September 30, 2012.

Real estate owned at September 30, 2012 consists of one partially complete multifamily construction rehab project.

Non-interest Income. Non-interest income increased $57,000, or 11.9%, to $538,000 for the year ended September 30, 2012, compared to $481,000 for same period in 2011.  Account servicing and other fees increased by $23,000, primarily as a result of an increase in fees from debit card transactions, partially offset by a decrease in NSF fees.  Gain on sale of loans increased by $40,000, with secondary market loan volumes driven by mortgage rates at new lows once again.

Non-interest Expense.  Non-interest expense decreased $92,000, or 1.8%, to $5.0 million for the year ended September 30, 2012, from $5.1 million for the same period in 2011.  The decrease in non-interest expense resulted primarily from decreases in federal insurance premiums and other expense, partially offset by an increase in service bureau and data processing expense.  Federal deposit insurance premiums decreased by $60,000 for the year ended September 30, 2012 compared to the same 2011 period, primarily due to the changes in the assessment base and rates, effective as of April 1, 2011.  Other expense decreased by $86,000, to $1.0 million for the year ended September 30, 2012 from $1.1 million for the same period in 2011, primarily due to a reduction in problem loan-related costs.  Service bureau and data processing expense increased by $72,000 for the year ended September 30, 2012 compared to the same 2011 period, largely due to an increase in the level of outside support required for the administration of our network and equipment during the period.

Income Taxes.  For the years ended September 30, 2012 and 2011, Roebling recorded tax expense of $40,000 and of $254,000, respectively, reflecting an effective tax rate of 24.0% and 36.7%, respectively.  The change in the effective tax rates is due to book / tax differences.

Liquidity and Capital Resources

Liquidity is the ability to fund assets and meet obligations as they come due.  Liquidity risk is the risk of not being able to obtain funds at a reasonable price within a reasonable period of time to meet financial commitments when due.  Roebling is required under federal regulations to maintain a sufficient level of liquid assets (including specified short-term securities and certain other investments), as determined by management and reviewed for adequacy by regulators during examinations.  Roebling Bank is also subject to federal regulations that impose certain minimum capital requirements.  See Note 13 to Roebling’s consolidated financial statements beginning on page F-___.

Liquidity, represented by cash and cash equivalents and investment securities, is a product of our operating, investing and financing activities.  Roebling’s primary sources of liquidity are deposits, loan and investment security repayments and sales, and borrowed funds.  While scheduled payments from the amortization and maturity of loans, investment securities and short-term investments are relatively predictable sources of funds, deposit flows, loan and mortgage-backed security prepayments and investment security calls are greatly influenced by general interest rates, economic conditions and competition.  Roebling monitors projected liquidity needs to ensure that adequate liquidity is maintained on a daily and long-term basis.  Roebling has the ability to borrow from the FHLB of New York, or others, should the need arise.  As of December 31, 2012, Roebling had $8.8 million in outstanding borrowings from the FHLB of New York.

Off-Balance Sheet Arrangements

Roebling is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of customers and to reduce exposure to fluctuations in interest rates.  These financial instruments include commitments to extend credit and involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statements of financial condition.  The contract or notional amounts of those instruments reflect the extent of its involvement in particular classes of financial instruments.

Roebling’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amounts of those instruments.  Roebling uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.  Roebling does not generally require collateral or other security to support financial instruments with credit risk, with the exception of letters of credit.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.  Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.  Since many of the commitments are expected to expire without being drawn upon, the total commitments do not necessarily represent future cash requirements.  Roebling has approved lines of credit unused but accessible to borrowers totaling $12.9 million and $13.4 million at December 31, 2012 and September 30, 2012, respectively.

At December 31, 2012 and September 30, 2012, Roebling had $2.3 million and $2.8 million in outstanding commitments to fund loans, respectively.  There were $425,000 and $700,000 in outstanding commitments to sell loans at December 31, 2012 and September 30, 2012, respectively.  There were no outstanding commercial letters of credit or commitments to purchase or sell investment securities at December 31, 2012 or September 30, 2012.

Impact of Inflation and Changing Prices

The consolidated financial statements presented herein have been prepared in accordance with US GAAP, which requires the measurement of financial position and operating results without considering the change in the relative purchasing power of money over time due to inflation.  The impact of inflation is reflected in the increased cost of our operations.  Unlike industrial companies, nearly all of our assets and liabilities are financial in nature.  As a result, Roebling’s earnings are impacted by changes in interest rates, which are influenced by inflationary expectations.  Roebling’s asset/liability management strategy seeks to minimize the effects of changes in interest rates on our net income.

Recent Accounting Pronouncements

For a discussion of the expected impact of recently issued accounting pronouncements that have yet to be adopted by Roebling, please refer to Note 17 to the Roebling’s Consolidated Financial Statements included herein beginning on page F-___.

MANAGEMENT FOLLOWING THE MERGER

Set forth below is biographical and other information regarding the individuals who will serve as directors and executive officers of TF or 3rd Fed Bank after the merger. With the exception of Mr. Ferry, all such individuals currently serve as directors and executive officers of TF and/or 3rd Fed Bank.

Carl F. Gregory, age 78, is Chairman Emeritus of the 3rd Fed Bank Board and a director. He retired as Chief Executive Officer of 3rd Fed Bank in January 1995. Mr. Gregory retired as President of 3rd Fed Bank in 1993, a position he had held since July 1982. Mr. Gregory is a trustee of Holy Family University since 1980, having served three terms as Vice Chairman and is President of the Aria Health Foundation. Mr. Gregory has served on the boards of the Northeast Branch of the Settlement Music School, the Newtown Chamber Orchestra, the Northeast Philadelphia Chamber of Commerce, and two non-consecutive terms on the Advisory Council of the Federal Reserve Board.  Mr. Gregory’s director qualifications include expertise in financial services, real estate and real estate lending having been a prior employee, executive manager and director of TF, business relationships and in-depth knowledge of the markets in which TF is located, and his civic and community involvement.

Kent C. Lufkin, age 60, currently serves as President and Chief Executive Officer of TF and 3rd Fed Bank and was appointed to such offices effective June 30, 2003, and appointed as a director of TF in 2006. He joined 3rd Fed Bank in 2000 and formerly served as Senior Vice President and Retail Banking Officer. Mr. Lufkin’s prior experience includes four years as President and Chief Executive Officer at Roebling Bank in Roebling, New Jersey, whose parent company was a public company. Mr. Lufkin serves as a Board member of the Credit Counseling Center of Bucks County; the Insured Financial Institutions of Delaware Valley; the South Jersey Bankers Association; the Newtown Business Commons Association; and the Greater Northeast Philadelphia Chamber of Commerce.   Mr. Lufkin’s director

qualifications include experience in the management of retail banking organizations, real estate and real estate lending having been first an executive manager, then President and Chief Executive Officer and director of TF and/or 3rd Fed Bank since 2000 and his prior experience with retail banking organizations in New Jersey, his other public company experience, business relationships and in-depth knowledge of the markets in which TF is located, and his civic and community involvement.

Joseph F. Slabinski, III, age 63, is President and owner of Slabinski-Sucharski Funeral Homes, Inc., McCafferty-Sweeney Funeral Home, and the Baj Funeral Home, all located in Northeast Philadelphia. He is also an owner of the Frankford Limousine Service and RV Limousine Company, which provides transportation services for the funeral industry in the Philadelphia metropolitan area.  Mr. Slabinski currently serves as President of the Philadelphia Funeral Directors Association, the Bridesburg Business Association, and the Bridesburg Community Development Corporation and is on the board of the Delaware River City Corporation which is currently working on extending a greenway through the area of Northeast Philadelphia.  Mr. Slabinski’s expertise is in the city development of areas from Center City to Far Northeast Philadelphia areas.

Robert N. Dusek, age 73, is Chairman of the Board of TF. Mr. Dusek is the owner and President of Direction Associates, Inc., Spring House, Pennsylvania, a professional planning, urban design and real estate advisory organization founded in 1972. Consulting services have been provided to more than 250 corporate, institutional, municipal and individual clients seeking design, project financial structuring, land acquisition assistance and real estate development advice. The organization has been involved in planning hundreds of multi-family residential, industrial, commercial, redevelopment and institutional projects throughout Pennsylvania.  Mr. Dusek’s director qualifications include the aforementioned business experience, expertise in financial services, real estate and real estate lending having been a director of TF, business relationships and in-depth knowledge of the markets in which TF is located, and his civic and community involvement.

Kenneth A. Swanstrom, age 73, has been a member of 3rd Fed Bank Board of Directors since 2003 and serves on the Compensation and Budget Committees. Mr. Swanstrom retired from PennEngineering, Danboro, Pennsylvania, a NYSE-listed and Russell 2000 company, in 2005. He spent his entire working career at PennEngineering, moving through the ranks of various positions including manufacturing and sales, and was elected a Director in 1970, President in 1979, and Chairman/CEO in 1993. PennEngineering is a diversified manufacturing and distribution company and, during Mr. Swanstrom's tenure, the company expanded to ten manufacturing and distribution facilities, including Europe and Asia, with over 1,200 employees. The company sold its products to many of the Fortune 500 companies.  Mr. Swanstrom's director qualifications include his prior business experience with a stock exchange listed company, shareholder relations, developing new markets, and employee relations.

James B. Wood, age 52, is Vice Chairman of the 3rd Fed Bank Board and serves on several 3rd Fed Bank Board committees. Mr. Wood is Senior Vice President and Chief Strategy Officer for The Clemens Family Corporation, a privately-held food, agribusiness and real estate development company based in Hatfield, Pennsylvania, where he has served as an executive for over eleven years. Prior to joining The Clemens Family Corporation, Mr. Wood was with Ernst & Young's management consulting practice, focusing on middle-market growth companies.  Previous to that, he was with Inc. magazine, where he launched and managed Inc.'s Growth Strategy Consulting Group.  Mr. Wood's director qualifications include his deep expertise in strategy development, change management, and business development.

Albert M. Tantala, Sr., age 74, is Chairman of the Board of 3rd Fed Bank and serves on various Bank committees. Mr. Tantala is the founding principal and President of a national consulting-engineering firm. He is also a trustee of Holy Family University. Mr. Tantala served for more than eleven years on the Pennsylvania State Registration Board for Professional Engineers, Land

Surveyors and Geologists, including two years as Board President. He retired as a U.S. Army officer in 1989 with 28 years of service. Mr. Tantala is past President of the Philadelphia Section of the American Society of Civil Engineers, the Bridesburg Civic Association and the Frankford Optimist Club.  Mr. Tantala’s director qualifications include the aforementioned business experience, expertise in financial services, real estate and real estate lending having been a director of TF, business relationships and in-depth knowledge of the markets in which TF is located, and his civic and community involvement.

Dennis Pollack, age 62, was appointed to the Board of TF in January 2012. Previously, Mr. Pollack held numerous executive positions, including: Divisional President at Sony Corporation of America, President and CEO of the Connecticut Bank of Commerce, President and CEO of The Savings Bank of Rockland County, Chief Operating Officer at Paulson & Company, a multi-billion dollar hedge fund, and President and CEO of Pegasus Funding Group. Mr. Pollack has served as a member of the Board of Directors of several profit and not-for-profit companies, including: Wayne Savings Bank, Salvation Army-Rockland County, Presilient, PPM Technologies, Inc., United Way-Rockland County, and Viansa Winery. Mr. Pollack has authored numerous articles on the state of banking which appeared in Bottomline Magazine and The Bankers Magazine. He holds an MBA Degree from Columbia University, a post-MBA Diploma in Bank Lending from New York University, and a BS Degree in Economics from Seton Hall University.  Mr. Pollack’s substantial experience as President, CEO and director of community banking organizations, in-depth knowledge of community bank lending, and additional experience involving the oversight of private and non-profit organizations provides TF with valuable and relevant expertise as a director.

John J. Ferry, age 62, currently serves as Chairman of the Board of Directors of Roebling. He is also President and owner of John J. Ferry Enterprises, Inc., a general construction contractor with which he has been affiliated for 38 years. Mr. Ferry is President of the Burlington County Institute of Technology School Board in Westampton, New Jersey and is also a member of the Burlington County Special Services School Board. The merger agreement provides for the 3rd Fed Bank Board of Directors to be increased by one member as soon as practicable after the effective time of the merger, with the new directorship to be filled by Mr. Ferry, provided that he is able and willing to serve in that role.

Dennis R. Stewart, age 63, is Executive Vice President and Chief Financial Officer of 3rd Fed Bank and TF. Before becoming Executive Vice President during 2003, he served as Senior Vice President and Chief Financial Officer since May 1999. Prior to that, Mr. Stewart served as Executive Vice President and Chief Financial Officer of First Coastal Bank in Virginia Beach, Virginia, where he was employed since 1990. Mr. Stewart earned a Master’s Degree in Business Administration in Accounting from Michigan State University and is a certified public accountant. Mr. Stewart also was a Board member and Treasurer of the Lower Bucks Family YMCA throughout 2011.

Elizabeth Kaspern, age 54, is Executive Vice President and Chief Retail Banking Officer. Prior to joining 3rd Fed Bank in 2006, Ms. Kaspern served as Regional President for Fleet Bank of Pennsylvania and Retail Market Manager in the Pennsylvania and New Jersey Regions, where she was employed by them and their predecessors for 28 years.

General Director Information

TF’s articles of incorporation require that directors be divided into three classes, each class as nearly equal in number as possible, each class to serve for a three-year period, with approximately one-third of the directors elected each year. The Board of Directors currently consists of eight members.

The following table sets forth information with respect to the current directors, including their names, ages, the years they first became directors of TF or 3rd Fed Bank and the year in which their current term is set to expire. Each director of TF is also a member of the Board of Directors of 3rd Fed Bank with the exception of Mr. Gregory and Mr. Pollack.

Director	Age (1)	Year First Elected or Appointed	Current Term to Expire
Robert N. Dusek	73	1974	2013
Kenneth A. Swanstrom	73	2003	2013
James B. Wood	52	2004	2013
Albert M. Tantala, Sr.	74	1984	2014
Dennis Pollack	62	2012	2014
Carl F. Gregory	78	1976	2015
Kent C. Lufkin	60	2003	2015
Joseph F. Slabinski, III	63	2006	2015

________
(1)  At December 31, 2012.

Director Independence

The Board of Directors has determined that all members of the Board of Directors other than Mr. Lufkin, the President and Chief Executive Officer of TF, are independent under the independence standards of The NASDAQ Global Market on which TF common stock is currently listed. In determining the independence of directors, the Board of Directors considered the transactions, including deposit and loan relationships, which various directors, their immediate family and affiliates have with 3rd Fed Bank and any subsidiary. There are no members of the Audit Committee who do not meet the independence standards of The NASDAQ Global Market for Audit Committee members and no members of the Audit Committee are serving under any exceptions to these standards.

Executive Compensation

Summary Compensation Table. The following table sets forth the cash and non-cash compensation awarded to or earned during the last two completed fiscal years by the TF principal executive officer, principal financial officer and the two other most highly paid executive officers of TF or 3rd Fed Bank as of December 31, 2012. All compensation is paid by 3rd Fed Bank, with the exception of $4,000 in director’s fees paid to Mr. Lufkin by Penns Trail Development Corporation, a wholly-owned subsidiary of TF. None of the named executive officers received a bonus during 2012 or 2011, or received grants of any option or stock awards during 2012 or 2011.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Non-Equity Incentive Plan Compensation (1) ($) (d)	All Other Compensation (2) ($) (e)	Total ($) (f)

Kent C. Lufkin	2012	283,206	101,863	31,464	416,533
President and Chief Executive Officer	2011	268,783	87,077	33,065	388,925

Dennis R. Stewart	2012	219,363	57,828	27,745	304,936
Executive Vice President and Chief Financial Officer	2011	211,238	50,185	32,136	293,559

Floyd P. Haggar (3)	2012	192,330	--	19,197	211,527
Senior Vice President and Chief Lending Officer	2011	185,207	38,001	34,073	257,281

Elizabeth A. Kaspern	2012	141,651	42,475	17,793	201,919
Senior Vice President and Chief Retail Banking Officer	2011	132,924	30,144	24,653	187,721

(1)
Non-Equity Incentive Plans. At the beginning of each plan year, the Compensation Committee establishes targets for consolidated net income, originated loan volume, and growth in total deposits. Each participant in TF’s Incentive Compensation Plan is assigned a combination of these three factors, aggregating to 100%. The extent to which these individualized targets are accomplished determines the percentage of payout earned by each participant. The payout, in turn, is a percentage of base salary, and the percentage will vary based on the title and duties of the participant. No awards will be made unless TF’s net income equals 90% of the target established for the year, even though other target components may exceed the related goal. Thus, the minimum award cannot be quantified. There is no maximum award. The awards are not vested until paid in the year following the plan year, except in the case of a “change of control” in which case the payment is 100% earned and payable on the change of control effective date.

(2)	For All Other Compensation details please refer to the following table:

Name	Use of Company Car/Car Allowance	Cost of Group Term Life Insurance	Cost of Health Insurance	401k Plan Matching Contribution	Company Subsidiary Director Fee	Cost of ESOP Share Allocation	Dividend Equivalents	Total Other Compensation

Kent C. Lufkin	$ 3,623	$ 499	$ 7,240	$ 750	$ 4,000	$ 12,539	$ 2,813	$ 31,464
Dennis R. Stewart	2,403	499	9,632	750	-	13,621	840	27,745
Floyd P. Haggar	2,593	499	6,882	750	-	8,053	420	19,197
Elizabeth A. Kaspern	4,654	499	6,483	750	-	5,407	-	17,793

(3)	Mr. Haggar’s employment with 3rd Fed Bank terminated on January 17, 2013.

Outstanding Equity Awards at Fiscal Year-End. The following table sets forth information concerning outstanding equity awards of the named executive officers at December 31, 2012. There were no stock awards outstanding at December 31, 2012.

	Option Awards						Stock Awards
	Number of Securities Underlying Unexercised Options (#)			Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Name	Exercisable	Unexercisable
(a)	(b)	(c)		(d)	(e)	(f)	(g)	(h)
Kent C. Lufkin	4,617	-		-	$ 32.51	12/17/2013	-	-
	7,875	-		-	$ 26.90	7/27/2015	-	-
	15,133	3,784	(1)	-	$ 19.67	10/22/2015	-	-

Dennis R. Stewart	2,625	-		-	$ 32.51	12/17/2013	-	-
	4,200	1,050	(1)	-	$ 19.67	10/22/2015	-	-

Floyd P. Haggar	2,100	-		-	$ 32.51	12/17/2013	-	-
	3,024	756	(1)	-	$ 19.67	10/22/2015	-	-

Elizabeth A. Kaspern	3,024	756	(1)	-	$ 19.67	10/22/2015	-	-

(1)  The award vests on October 22, 2013.

Pension Plan.  The Pension Plan provides for monthly payments to each participating employee at normal retirement age (age 65). For accruals before January 1, 1998, the annual benefit payable as a life annuity under the Pension Plan is equal to 45% of Final Average Compensation plus 19.5% of Final Average Compensation in excess of the Covered Compensation in effect for the year of benefit determination, reduced for each year of service less than 30. Where the percentage results in an amount that exceeds the allowable limits under the Internal Revenue Code, such amount shall be reduced to the maximum allowable amount. For purposes of benefit calculations, Final Average Compensation is defined as the average of total compensation for the five highest years. For accruals after December 31, 1997, the annual benefit payable as a life annuity under the Pension Plan is equal to 45% of Average Compensation reduced for each year of service less than 30. Average Compensation is defined as the average of total compensation for all years beginning after December 31, 1997. A participant may elect an early retirement at age 55 with 5 years of service at a reduced monthly benefit.

Third Federal Savings Bank 401(k) Plan.  The 401(k) Plan generally covers employees who have completed a year of service consisting of 1,000 hours.  Employee deferral contributions under the plan may be supplemented by discretionary employer matching contributions, discretionary employer nonelective contributions, and qualified nonelective contributions. Each participant is at all times 100% vested in his or her rollover contributions in addition to each of those types of contributions listed above. Participants may elect to withdraw all or a portion of their account upon reaching age 59½ while still employed by 3rd Fed Bank, and may elect to withdraw his or her vested account balance upon reaching the plan’s normal retirement age, 65, or may delay withdrawal until retirement, subject to the minimum required distribution rules. The 401(k) Plan may be amended or terminated at any time, with approval of the TF board of directors, in accordance with its terms.

3rd Fed Bank ESOP.  3rd Fed Bank maintains an employee stock ownership plan (“ESOP”) for the exclusive benefit of participating employees, i.e. any eligible employee who has completed one year of service consisting of 1,000 hours of service during a plan year. The ESOP is funded by contributions made by 3rd Fed Bank in cash or TF common stock. Benefits may be paid either in shares of the common stock or in cash or both. The ESOP has previously borrowed funds from TF to finance the acquisition of shares of the common stock. Shares purchased with loan proceeds are held in a suspense account for allocation among participants as the loan is repaid. Contributions to the ESOP and shares released from the suspense account are allocated among participants on the basis of total compensation. All participants must be employed at least 1,000 hours in a plan year, or have terminated employment following death, disability or retirement, in order to receive an allocation. Participant benefits become fully vested in plan allocations following five years of service. Employment before the adoption of the ESOP is credited for the purposes of vesting.

Change in Control Severance Agreements.  3rd Fed Bank has entered into change in control severance agreements with Kent C. Lufkin, President and Chief Executive Officer, Dennis R. Stewart, Executive Vice President and Chief Financial Officer, Floyd P. Haggar, Senior Vice President and Chief Lending Officer, and Elizabeth A. Kaspern, Senior Vice President and Chief Retail Banking Officer. The severance agreement for Mr. Lufkin has a term of thirty-six months. The severance agreements for Mr. Stewart, Mr. Haggar, and Ms. Kaspern each have a term of twenty-four months. The agreements are terminable by TF and 3rd Fed Bank for just cause as defined in the agreements. If TF or 3rd Fed Bank terminates the employee without just cause following a change in control as defined in such agreements, the employee will be entitled to a severance payment. With respect to Mr. Lufkin’s agreement, such agreement contains a provision stating that in the event of the termination of employment in connection with any change in control of TF or 3rd Fed Bank, Mr. Lufkin will be paid an amount equal to 2.99 times his most recent three calendar years’ average annual total compensation plus the costs associated with maintaining medical and dental insurance. The agreements with Mr. Stewart, Mr. Haggar, and Ms. Kaspern provide for payments equal to 2.00 times the prior three calendar years’ average annual total compensation plus the costs of maintaining medical and dental insurance upon termination of employment following a change in control. It is anticipated that all such payments made by 3rd Fed Bank under such agreements would be a tax-deductible compensation expense for federal tax purposes. The aggregate payments that would be made to such individuals net of the federal tax benefit would be an expense to 3rd Fed Bank, thereby reducing net income and 3rd Fed Bank’s capital by such amount. The agreements may be renewed annually by the TF board of directors within the board’s sole discretion.

Director Compensation

Each director of TF was also a director of 3rd Fed Bank throughout 2012, with the exception of John R. Stranford and Carl F. Gregory who served as directors of TF only, and Dennis Pollack who became a director of TF effective January 25, 2012. Mr. Stranford resigned on December 17, 2012.  For 2012, non-employee directors of TF received a quarterly retainer of $3,000 ($16,400 for the Chairman of TF’s board) paid in TF common stock. During 2012, each non-employee director of 3rd Fed Bank received a fee of $1,000 per board meeting attended ($3,500 for the Chairman of 3rd Fed Bank’s board, and $2,000 for the Vice Chairman of 3rd Fed Bank’s board) and, depending on the committee, either $500 per committee meeting attended ($600 for the Chairman of the Committee) or $1,000 per quarter regardless of the number of meetings. The director fees shown in the table below include fees paid for service on TF’s board and any fees paid for service on the boards of the subsidiaries of TF.

TF has entered into a change in control severance agreement with Robert N. Dusek, Chairman of the Board. Mr. Dusek’s agreement stipulates a payment of $250,000 upon termination of service following a change in control.

Set forth below is a table providing information concerning the compensation of the directors of TF who are not named executive officers for the last completed fiscal year ended December 31, 2012:

Name	Fees Earned or Paid in Cash	Stock Awards (1)	Option Awards (2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (3)	All Other Compensation (4)	Total
(a)	(b)	(c)	(d)	(e)	(f)	(g)
Robert N. Dusek	$21,600	$65,548	$--	$--	$--	$87,148
Carl. F. Gregory	--	11,962	--	12,684	--	24,646
John R. Stranford (5)	--	11,962	--	--	--	11,962
Joseph F. Slabinski, III	17,000	11,962	--	--	--	28,962
Kenneth A. Swanstrom	14,000	11,962	--	--	1,575	27,537
James B. Wood	38,600	11,962	--	--	864	51,426
Albert M. Tantala, Sr.	56,900	11,962	--	--	--	68,862
Dennis Pollack	--	11,953	--	--	--	11,953

_______
(1)	TF director fees totaling $149,277 were paid in common stock in lieu of cash for the four quarters of 2012.
(2)	Unexercised option awards outstanding at December 31, 2012 were as follows (in shares): Slabinski – 7,875; Swanstrom – 7,875; and Wood – 4,322.
(3)
Paid pursuant to a Supplemental Retirement Benefit Agreement provided upon Mr. Gregory’s retirement from 3rd Fed Bank in 1994. These payments will continue at $1,057 per month until the later of the death of Mr. Gregory or his spouse.

(4)	The amounts in this column are dividend equivalents paid on all stock option awards issued under the 1994 and 1997 stock option plans.
(5)	Mr. Stranford resigned as a director on December 17, 2012.

Upon completion of the merger, Mr. John J. Ferry, Chairman of Roebling, will be appointed to the board of directors of 3rd  Fed Bank and will be entitled to receive director compensation commensurate with any other 3rd  Fed Bank director.

Related Party Transactions

Certain directors and executive officers of 3rd Fed Bank, their families and their affiliates are customers of 3rd Fed Bank. Any transactions with such parties including loans and commitments are made on substantially the same terms and conditions, including interest rate and collateral, as those of comparable transactions prevailing at the time with other persons, and do not include more than the normal risk of collectability or present other unfavorable features. 3rd Fed Bank has adopted written policies and procedures for the approval of loans to directors and executive officers.  All loans to directors and executive officers are approved by the entire TF board of directors in advance with the director or executive officer abstaining from participating directly or indirectly in the voting.

SECURITY OWNERSHIP OF DIRECTORS, EXECUTIVE OFFICERS
AND CERTAIN BENEFICIAL OWNERS

Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security. The rules also treat as outstanding all shares of common stock that a person would receive upon exercise of stock options or warrants held by that person, which are immediately exercisable or exercisable within 60 days of the beneficial ownership determination date. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which that person has no economic interest.

TF Financial Corporation

Security Ownership of Certain Beneficial Owners.  The following table sets forth persons or groups who are known to beneficially own more than 5% of the TF’s common stock as of February 27, 2013.

Security Ownership of Certain Beneficial Owners	Amount and Nature of Beneficial Ownership		Percent of Shares of Common Stock Outstanding

Thomson Horstmann & Bryant, Inc.	292,665	(1)	10.31%
501 Merritt 7
Norwalk, Connecticut 06851

Dimensional Fund Advisors, LP	184,797	(2)	6.51%
Palisades West, Building One, 6300 Bee Cave Road
Austin, Texas 78746

Lawrence B. Seidman	154,768	(3)	5.45%
100 Misty Lane 1st Floor
Parsippany, New Jersey 07054

Joseph Stilwell	147,394	(4)	5.19%
111 Broadway, 12th Floor
New York, New York 10006

Third Federal Savings Bank	286,648	(5)	18.46%
Employee Stock Ownership Plan ("ESOP")
3 Penns Trail
Newtown, Pennsylvania 18940
__________
(1)	Based on the Schedule 13G/A filed with the Securities and Exchange Commission on February 12, 2013.
(2)	Based on the Schedule 13G/A filed with the Securities and Exchange Commission on February 11, 2013.
(3)	Based on the Schedule 13D/A filed with the Securities and Exchange Commission on December 5, 2012.
(4)	Based on the Schedule 13F filed with the Securities and Exchange Commission on January 29, 2013.
(5)
The Compensation Committee consisting of non-employee directors Dusek (Chair), Swanstrom and Tantala serve as the ESOP administrative committee (“ESOP Committee”).  Directors Dusek and Tantala serve as the   ESOP trustees (“ESOP Trustee”).  The ESOP Committee or the TF board instructs the ESOP Trustee regarding investment of ESOP plan assets.  The ESOP Trustee, subject to its fiduciary duties, must vote all shares allocated to participant accounts under the ESOP as directed by participants.  Unallocated shares and shares for which no timely voting direction is received will be voted by the ESOP Trustee, subject to such trustee’s fiduciary duties, as directed by the ESOP Committee.  As of February 27, 2013, 183,997 shares have been allocated to participant accounts under the ESOP including 19,784 shares to executive officers, and 102,651 shares are unallocated for which the ESOP Trustee have shared voting and dispositive power.

Security Ownership of Management.  The following table sets forth information with respect to the beneficial ownership as of December 31, 2012 of each of TF’s directors and executive officers and by all directors and executive officers as a group of TF’s common stock.

Name	Amount and Nature of Beneficial Ownership	Percent of Class

Kent C. Lufkin	61,646	2.15%
Dennis R. Stewart	26,931	*
Elizabeth A. Kaspern	4,817	*
Robert N. Dusek	125,103	4.41%
Carl F. Gregory	107,961	3.80%
Joseph F. Slabinski, III	26,557	*
Kenneth A. Swanstrom	8,788	*
James B. Wood	10,485	*
Albert M. Tantala, Sr.	138,320	4.87%
Dennis Pollack	9,138	*

All directors and executive offices as a group (11 persons)	533,548	18.46%
__________
*    Less than one percent.

Roebling

Security Ownership of Certain Beneficial Owners.  The following table sets forth persons or groups who are known to beneficially own more than 5% of Roebling’s common stock as of December 31, 2012.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Shares of Common Stock Outstanding

Mark V. and Dawn Dimon Route 130 South and Delaware Avenue Roebling, New Jersey 08554	105,298	(1)	6.2%

John J. and Denise Ferry Route 130 South and Delaware Avenue Roebling, New Jersey 08554	102,219	(1)	6.0%

Roebling Bank Employee Stock Ownership Plan Trust Route 130 South and Delaware Avenue Roebling, New Jersey 08554	105,788	(2)	6.3%

Lance S. Gad 1250 Fence Row Drive Fairfield, Connecticut 06824	131,122		7.8%

Philip V. Oppenheimer Carl K. Oppenheimer Oppvest, LLC Oppvest II, LLC Oppenheimer-Spence Financial Services Partnership L.P. Oppenheimer-Close International, Ltd. 119 West 57th Street, Suite 1515 New York, NY 10019	140,450	(3)	8.3%

_______________
(1)	Excludes 105,788 shares held by the ESOP Trust for which he serves as a trustee and 13,006 unvested shares held by the RSP Trust for which he also serves as a trustee.
(2)
The Roebling Bank Employee Stock Ownership Plan (“ESOP”) has shared voting and dispositive power over 105,788 shares of common stock. The Roebling board of directors has appointed a committee consisting of non-employee Directors Dimon, Ferry and LaVecchia to serve as the ESOP administrative committee (“ESOP Committee”) and to serve as the ESOP trustees (“ESOP Trustees”). The ESOP Committee or the board instructs the ESOP Trustees regarding investment of ESOP plan assets. The ESOP Trustees must vote all shares allocated to participant accounts under the ESOP as directed by participants. Unallocated shares and shares for which no timely voting direction is received, will be voted by the ESOP Trustees as directed by the ESOP Committee. As of September 30, 2012, 87,487 shares have been allocated to participant accounts under the ESOP.

(3)
Includes 129,650 shares beneficially owned by Oppenheimer-Spence Financial Services Partnership L.P. (“Oppenheimer-Spence”) and 10,800 shares beneficially owned by Oppenheimer-Close International, Ltd. (“Oppenheimer-Close”)  In its capacity as General Partner, Oppvest, LLC may be deemed the beneficial owner of shares held by Oppenheimer-Spence and in its capacity as investment advisor, Oppvest II, LLC may be deemed the beneficial owner of shares held by Oppenheimer-Close.  In their capacities as managing members of Oppvest, LLC and Oppvest II, LLC, Philip V. and Carl K. Oppenheimer may also be deemed the beneficial owners of shares held by Oppenheimer-Spence and Oppenheimer-Close.

Security Ownership of Management.  The following table sets forth information with respect to the beneficial ownership as of December 31, 2012 of each of Roebling’s directors and executive officers and by all directors and executive officers as a group of Roebling’s common stock.

Name	Amount and Nature of Beneficial Ownership (3)		Percent of Class

R. Scott Horner	--		--%
John J. Ferry	102,219	(1)	6.0%
John A. LaVecchia	21,704	(1)	1.3%
George N. Nyikita	35,484		2.1%
Mark V. Dimon	105,298	(1)	6.2%
Joan K. Geary	37,381		2.2%
Robert R. Semptimphelter, Sr.	45,357		2.7%
Janice A. Summers	30,376	(2)	1.8%

All directors and executive offices as a group (8 persons)	377,819	(1)(4)	21.6%
____________
(1)
Excludes 105,788 shares held by the ESOP and 13,006 unvested shares held by the restricted stock plan for which Messrs. LaVecchia, Dimon and Ferry serve as members of the ESOP and RSP Trust Committees. Such individuals disclaim beneficial ownership with respect to such shares held in a fiduciary capacity.

(2)	Includes 12,213 shares allocated to the account of Ms. Summers in the ESOP and 10,000 shares that may be acquired through the exercise of stock options within 60 days.
(3)
Includes 9,107 shares for each director which may be acquired pursuant to the exercise of options within 60 days of the record date.  Excludes 24,490 and 22,072 shares held by the Director Deferred Compensation Plan for the benefit of Directors Ferry and Dimon, respectively.

(4)	Includes 64,642 shares that may be acquired through the exercise of stock options within 60 days.

PROPOSAL NO. 2 -- ADVISORY (NON-BINDING) VOTE ON GOLDEN PARACHUTE COMPENSATION

The Golden Parachute Proposal

In accordance with the recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, Roebling’s board of directors is providing shareholders with the opportunity to cast an advisory vote on the “golden parachute” compensation payable to the named executive officers of Roebling in connection with the merger at the special meeting through the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to Roebling named executive officers in connection with the merger, as disclosed in the table entitled “Golden Parachute Compensation” that begins on page [ — ], together with the accompanying footnotes and narrative discussion relating to the named executive officers’ golden parachute compensation and the agreements or understandings pursuant to which such compensation may be paid or become payable, as set forth in the section of this proxy statement/prospectus titled “Proposal No. 1 — Proposal to Approve the Merger Agreement — Summary of Golden Parachute Arrangements” is hereby APPROVED.”

The vote on this Proposal 2 is a vote separate and apart from the vote on Proposal 1 to adopt the merger agreement. Accordingly, you may vote to approve this Proposal 2 and not to approve Proposal 1, and vice versa. Because the vote is advisory in nature only, it will not be binding on TF, 3rd Fed Bank, Roebling or Roebling Bank regardless of whether the merger agreement is adopted. Accordingly, as the compensation to be paid in connection with the merger is contractual with the executives, regardless of the outcome of this advisory vote, such compensation will be paid, subject only to the conditions applicable to such payment, if the merger agreement is adopted and the merger is completed.

The named executive officers of Roebling for which this advisory vote is being taken are R. Scott Horner, President and Chief Executive Officer, and Janice A. Summers, Executive Vice President and Chief Financial Officer. This vote is not intended to address any specific item of compensation, but rather the overall compensation that may become payable to Roebling’s named executive officers in connection with the completion of the merger transaction. Such compensation will not be payable in the event the merger transaction is not completed.

Recommendation of Roebling Board of Directors

Roebling’s board of directors unanimously recommends that Roebling shareholders vote FOR approval, on an advisory (non-binding) basis, of the golden parachute compensation payable or that may become payable to the named executive officers of Roebling in connection with the merger.

PROPOSAL 3 - ADJOURNMENT OF THE SPECIAL MEETING

In the event that there are not sufficient votes to constitute a quorum or approve the adoption of the merger agreement at the time of the special meeting, the merger agreement may not be adopted unless the special meeting is adjourned to a later date or dates in order to permit further solicitation of proxies. In order to allow proxies that have been received by Roebling at the time of the special meeting to be voted for an adjournment, if necessary, Roebling has submitted the proposal on adjournment to its shareholders as a separate matter for their consideration. The board of directors of Roebling unanimously recommends that stockholders vote “FOR” the adjournment proposal.  If it is necessary to adjourn the special meeting, no notice of the adjourned special meeting is required to be given to shareholders (unless the adjournment is for more than 30 days or if a new record date is fixed), other than an announcement at the special meeting of the hour, date and place to which the special meeting is adjourned.

EXPERTS

The consolidated financial statements of TF Financial Corporation as of December 31, 2012 and 2011 and for each of the years in the two-year period ended December 31, 2012 have been audited by S.R. Snodgrass, A.C., an independent registered public accounting firm, as stated in such firm’s report, and have been included in this proxy statement/prospectus in reliance upon the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Roebling Financial Corp, Inc., as of September 30, 2012 and 2011 and for each of the years in the two-year period ended September 30, 2012 have been audited by Fontanella and Babbits, Certified Public Accountants, an independent registered public accounting firm, as stated in such firm’s report, and have been included in this proxy statement/prospectus in reliance upon the authority of such firm as experts in accounting and auditing.

LEGAL OPINIONS

Spidi & Fisch, PC and Silver, Freedman & Taff, LLP will deliver prior to the effective time of the merger their opinions to TF and Roebling, respectively, as to certain United States federal income tax consequences of the merger.  See “Proposal No. 1 - Proposal to Approve the Merger Agreement -- Material United States Federal Income Tax Consequences of the Merger” on page __.  In addition, Spidi & Fisch, PC has given its opinion with respect to the validity of the shares of TF common stock to be issued in the merger.

OTHER MATTERS

As of the date of this proxy statement/prospectus, the Roebling board of directors does not know of any matters that will be presented for consideration at its special meeting other than as described in this document.  However, if any other matter shall properly come before the special meeting or any adjournment or postponement thereof and shall be voted upon, the proposed proxies will be deemed to confer authority to the individuals named as authorized therein to vote the shares represented by the proxy as to any matters that fall within the purposes set forth in the notices of special meetings.

ROEBLING ANNUAL MEETING SHAREHOLDER PROPOSALS

If the merger is completed, Roebling will no longer have a separate corporate existence or any shareholders.  However, if the merger is not completed or if Roebling is otherwise required to do so under applicable law, Roebling will hold a 2013 annual meeting of shareholders.  Under the SEC’s proxy rules, if the date of the annual meeting of shareholders is changed by more than 30 days from the date of the previous year’s annual meeting, then the deadline for submission of shareholder proposals for the current year’s annual meeting is a “reasonable time” before the company begins to print and send its proxy materials for such meeting.  Because Roebling does not intend to hold an annual meeting within 30 days of the anniversary date of its 2012 annual meeting of shareholders, in the event that Roebling does hold a 2013 annual meeting of shareholders, the deadline for submission of shareholder proposals will be disclosed in a Current Report on Form 8-K or Form 10-Q filed by Roebling.

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
of TF Financial Corporation

We have audited the accompanying consolidated balance sheets of TF Financial Corporation and subsidiaries (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TF Financial Corporation and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Wexford, Pennsylvania
March 27, 2013

S.R. Snodgrass, A.C. * 2100 Corporate Drive, Suite 400 * Wexford, Pennsylvania  15090-8399 * Phone: (724) 934-0344 * Facsimile: (724) 934-0345

TF FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
	At December 31,
	2012	2011
	(in thousands)
ASSETS
Cash and cash equivalents	$31,137	$14,928
Investment securities
Available for sale	102,284	114,503
Held to maturity (fair value of $2,271 and $2,928 as of December 31, 2012 and 2011, respectively)	1,965	2,588
Loans receivable, net	526,720	494,125
Loans receivable, held for sale	706	488
Federal Home Loan Bank stock—at cost	5,431	7,657
Accrued interest receivable	2,460	2,610
Premises and equipment, net	6,108	6,559
Goodwill	4,324	4,324
Bank owned life insurance	19,109	18,506
Other assets	11,592	15,641
TOTAL ASSETS	$711,836	$681,929

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Deposits	$560,315	$551,288
Advances from the FHLB	60,656	46,908
Advances from borrowers for taxes and insurance	2,880	2,322
Accrued interest payable	817	1,375
Other liabilities	4,223	2,628
Total liabilities	628,891	604,521
Stockholders’ equity
Preferred stock, no par value; 2,000,000 shares authorized at December 31, 2012 and 2011, none issued	—	—
Common stock, $0.10 par value; 10,000,000 shares authorized, 5,290,000 shares issued, 2,838,493 and 2,831,874 shares outstanding at December 31, 2012 and 2011, respectively, net of shares in treasury: 2012-2,451,507; 2011-2,458,126.	529	529
Additional paid-in capital	54,328	54,118
Unearned ESOP shares	(970)	(1,097)
Treasury stock—at cost	(50,896)	(51,032)
Retained earnings	78,984	74,144
Accumulated other comprehensive income	970	746
Total stockholders’ equity	82,945	77,408
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$711,836	$681,929

The accompanying notes are an integral part of these statements.

TF FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
	For the year ended December 31,
	2012	2011
	(in thousands, except per share data)
Interest income
Loans, including fees	$25,205	$26,373
Investment securities
Fully taxable	2,315	3,406
Exempt from federal taxes	1,692	1,506
Interest-bearing deposits and other	8	3
TOTAL INTEREST INCOME	29,220	31,288
Interest expense
Deposits	3,532	5,467
Borrowings	1,405	1,948
TOTAL INTEREST EXPENSE	4,937	7,415
NET INTEREST INCOME	24,283	23,873
Provision for loan losses	2,400	3,728
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	21,883	20,145
Noninterest income
Service fees, charges and other operating income	1,771	1,698
Gain on sale of investment securities	85	760
Bank owned life insurance	603	638
Gain on sale of loans	1,350	524
Gain on disposition of premises and equipment	277	—
TOTAL NONINTEREST INCOME	4,086	3,620
Noninterest expense
Compensation and benefits	10,982	10,525
Occupancy and equipment	2,795	2,972
Federal deposit insurance premiums	596	675
Professional fees	1,284	1,331
Marketing and advertising	346	312
Foreclosed real estate expense	811	805
Other operating	2,047	2,197
TOTAL NONINTEREST EXPENSE	18,861	18,817
INCOME BEFORE INCOME TAXES	7,108	4,948
Income tax expense	1,725	1,019
NET INCOME	$5,383	$3,929
Earnings per share—basic	$1.97	$1.45
Earnings per share—diluted	$1.97	$1.45
Weighted average shares outstanding:
Basic	2,726,133	2,702,200
Diluted	2,729,762	2,702,710

The accompanying notes are an integral part of these statements.

TF FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
	For the year ended December 31,
	2012	2011
	(in thousands)

Net income	$5,383	$3,929
Other comprehensive income:
Investment securities available for sale:
Unrealized holding gains	321	3,023
Tax effect	(109)	(1,028)
Reclassification adjustment for gains realized in net income	(85)	(760)
Tax effect	29	258
Net of tax amount	156	1,493
Pension plan benefit adjustment:
Related to actuarial losses and prior service cost	103	(2,059)
Tax effect	(35)	701
Net of tax amount	68	(1,358)
Total other comprehensive income	224	135
Comprehensive income	$5,607	$4,064

The accompanying notes are an integral part of these statements.

TF FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Years ended December 31, 2012 and 2011

							Accumulated
	Common Stock		Additional	Unearned			other
		Par	paid-in	ESOP	Treasury	Retained	comprehensive
	Shares	value	capital	shares	stock	Earnings	income (loss)	Total
	(in thousands, except share data)

Balance at December 31, 2010	2,694,676	$529	$53,964	$(1,217)	$(51,220)	$70,749	$611	$73,416
Allocation of ESOP shares	12,018	—	136	120	—	—	—	256
Purchase of treasury stock	(5,439)	—	—	—	(122)	—	—	(122)
Cash dividends-common stock ($0.20 per share)	—	—	—	—	—	(534)	—	(534)
Director compensation	3,248	—	—	—	69	—	—	69
Compensation expense- restricted shares	—	—	13	—	—	—	—	13
Exercise of options	10,916	—	(16)	—	227	—	—	211
Income tax benefit arising from stock compensation	—	—	3	—	—	—	—	3
Stock option expense	—	—	32	—	—	—	—	32
Vesting of restricted stock grant	700	—	(14)	—	14	—	—	—
Unrealized gains on securities, net of tax	—	—	—	—	—	—	1,493	1,493
Adjustment to record funded status of pension, net of tax	—	—	—	—	—	—	(1,358)	(1,358)
Net income for the year ended December 31, 2011	—	—	—	—	—	3,929	—	3,929
Balance at December 31, 2011	2,716,119	529	54,118	(1,097)	(51,032)	74,144	746	77,408
Allocation of ESOP shares	13,104	—	190	127	—	—	—	317
Cash dividends-common stock ($0.20 per share)	—	—	—	—	—	(543)	—	(543)
Director compensation	6,304	—	20	—	129	—	—	149
Exercise of options	315	—	—	—	7	—	—	7
Deferred tax adjustment arising from stock compensation	—	—	(27)	—	—	—	—	(27)
Stock option expense	—	—	27	—	—	—	—	27
Unrealized gains on securities, net of tax	—	—	—	—	—	—	156	156
Adjustment to record funded status of pension, net of tax	—	—	—	—	—	—	68	68
Net income for the year ended December 31, 2012	—	—	—	—	—	5,383	—	5,383
Balance at December 31, 2012	2,735,842	$529	$54,328	$(970)	$(50,896)	$78,984	$970	$82,945

The accompanying notes are an integral part of these statements.

TF FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,
	2012	2011
	(in thousands)
OPERATING ACTIVITIES
Net income	$5,383	$3,929
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization and impairment adjustment of mortgage loan servicing rights	358	353
Premiums and discounts on investment securities, net	245	135
Premiums and discounts on mortgage-backed securities, net	320	166
Deferred loan origination costs, net	150	194
Deferred income taxes	1,194	(77)
Provision for loan losses	2,400	3,728
Depreciation of premises and equipment	781	853
Increase in value of bank owned life insurance	(603)	(638)
Stock-based compensation	493	370
Proceeds from sale of loans originated for sale	53,521	26,453
Origination of loans held for sale	(52,940)	(26,525)
Loss on foreclosed real estate	471	459
Gain on:
Sale of investment securities	(85)	(760)
Sale of loans held for sale	(1,350)	(524)
Disposition of premises and equipment	(277)	—
Decrease (increase) in:
Accrued interest receivable	150	128
Other assets	(248)	419
(Decrease) increase in:
Accrued interest payable	(558)	(409)
Other liabilities	307	426
NET CASH PROVIDED BY OPERATING ACTIVITIES	$9,712	$8,680

TF FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	For the year ended December 31,
	2012	2011
	(in thousands)
INVESTING ACTIVITIES
Loan originations	$(132,292)	$(94,586)
Loan principal payments	93,622	92,523
Proceeds from sale of foreclosed real estate	7,626	836
Proceeds from disposition of premises and equipment	356	—
Proceeds from maturities of investment securities available for sale	5,765	6,860
Principal repayments on mortgage-backed securities held to maturity	622	583
Principal repayments on mortgage-backed securities available for sale	26,195	26,651
Proceeds from sale of investment securities available for sale	—	9,206
Proceeds from sale of mortgage-backed securities available for sale	3,822	1,518
Purchase of investment securities available for sale	(6,982)	(13,051)
Purchase of mortgage-backed securities available for sale	(16,824)	(18,646)
Purchase of premises and equipment	(409)	(615)
Redemption of Federal Home Loan Bank stock	2,226	1,744
NET CASH (USED) PROVIDED BY INVESTING ACTIVITIES	(16,273)	13,023
FINANCING ACTIVITIES
Net increase in customer deposits	9,027	1,153
Proceeds of long-term FHLB borrowings	39,197	6,573
Repayment of long-term FHLB borrowings	(25,449)	(21,652)
Net increase in advances from borrowers for taxes and insurance	558	156
Treasury stock acquired	—	(122)
Exercise of stock options	7	211
Deferred tax adjustment arising from stock compensation	(27)	—
Tax benefit arising from stock compensation	—	3
Common stock dividends paid	(543)	(534)
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	22,770	(14,212)
NET INCREASE IN CASH AND CASH EQUIVALENTS	16,209	7,491
Cash and cash equivalents at beginning of period	14,928	7,437
Cash and cash equivalents at end of period	$31,137	$14,928
Supplemental disclosure of cash flow information
Cash paid for:
Interest on deposits and borrowings	$5,495	$7,824
Income taxes	$475	$1,030
Noncash transactions:
Capitalization of mortgage servicing rights	$551	$238
Transfers from loans to foreclosed real estate	$3,525	$5,544

The accompanying notes are an integral part of these statements.

TF FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

TF Financial Corporation (the “Company”) is a unitary savings and loan holding company, organized under the laws of the Commonwealth of Pennsylvania, which conducts its consumer banking operations primarily through its wholly owned subsidiary, 3rd Fed Bank (“3rd Fed” or the “Bank”). 3rd Fed is a Pennsylvania-chartered stock savings bank insured by the Federal Deposit Insurance Corporation (the “FDIC”). 3rd Fed is a community-oriented savings institution and conducts operations from its main office in Newtown, Pennsylvania, eleven full-service branch offices located in Philadelphia and Bucks Counties, Pennsylvania, and two full-service branch offices located in Mercer County, New Jersey. The Bank competes with other banking and financial institutions in its primary market communities, including financial institutions with resources substantially greater than its own. Commercial banks, savings banks, savings and loan associations, credit unions and money market funds actively compete for savings and time deposits and loans. Such institutions, as well as consumer finance and insurance companies, may be considered competitors of the Bank with respect to one or more of the services it renders.

The Bank is subject to regulations of certain state and federal agencies and, accordingly, those regulatory authorities conduct periodic examinations. As a consequence of the extensive regulation of commercial banking activities, the Bank’s business is particularly susceptible to being affected by state and federal legislation and regulations.

a.           Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: Penns Trail Development Corporation and 3rd Fed, including 3rd Fed’s wholly owned subsidiaries, Third Delaware Corporation and Teragon Financial Corporation (collectively, the “Company”). All material intercompany balances and transactions have been eliminated in consolidation.

The accounting policies of the Company conform to accounting principles generally accepted in the United States of America (“US GAAP”) and predominant practices within the banking industry. The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The more significant accounting policies are summarized below.

b.           Cash and Cash Equivalents

The Company considers cash, due from banks, and interest-bearing deposits in other financial institutions, with original terms to maturity of less than three months, as cash equivalents for presentation purposes in the consolidated balance sheets and cash flows. The Company is required to maintain certain cash reserves relating to deposit liabilities. This requirement is ordinarily satisfied by cash on hand.

c.           Investment and Mortgage-Backed Securities

The Company classifies its investment and mortgage-backed securities in one of three categories: held to maturity, trading, or available for sale. The Company does not presently engage in security trading activities.

Investment and mortgage-backed securities available for sale are stated at fair value, with net unrealized gains and losses excluded from income and reported in other comprehensive income. See Note 16-Fair Value Measurements and Fair Value of Financial Instruments which defines the basis for determining fair value. Realized gains and losses on the sale of securities are recognized using the specific identification method.

TF FINANCIAL CORPORATION AND SUBSIDIARIES

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Mortgage-backed securities held to maturity are carried at cost, net of unamortized premiums and discounts, which are recognized in interest income using the interest method.

On a quarterly basis, temporarily impaired securities are evaluated to determine whether such impairment is other-than-temporary impairment (“OTTI”). This evaluation involves consideration of the length of time and the amount by which the fair value has been lower than amortized cost, the financial condition and credit rating of the issuer, the changes in fair value in relation to the change in market interest rates and other relevant information. In addition, with respect to mortgage-backed securities issued by government and quasi-governmental agencies (i.e. Government National Mortgage Association (“GNMA”), Federal Home Loan Mortgage Corporation (“FHLMC”) and Federal National Mortgage Association (“FNMA”)), the Company considers the ultimate payment of principal and interest as an obligation of the United States Government and thus assured. With respect to mortgage-backed securities issued by private parties, the Company studies delinquencies, loss rates, loss severity and other information related to the underlying loans in order to form an opinion regarding the possibility of a cash flow shortfall. The Company also evaluates its intent to hold, intent to sell or need to sell the securities in light of its investment strategy, cash flow needs, interest rate risk position, prospects for the issuer and all other relevant factors.

d.           Loans Receivable, net

Loans receivable that management has the intent and ability to hold for the foreseeable future, or until maturity or payoff, are stated at unpaid principal balances less the allowance for loan losses, and net of deferred loan origination fees and direct origination costs. Loan origination fees and costs on loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for actual prepayments.

The Bank provides valuation allowances for estimated losses from uncollectible loans. The allowance is increased by provisions charged to expense and reduced by net charge-offs. On a quarterly basis, the Bank prepares an allowance for loan losses (“ALLL”) analysis. In the analysis, the loan portfolio is segmented into groups of homogeneous loans that share similar risk characteristics: owner and non-owner occupied commercial, multi-family real estate, construction, commercial and industrial, one-to four-family residential, and consumer which is predominately real estate secured junior liens and home equity lines of credit as well as other consumer loans. Each segment is assigned reserve factors based on quantitative and qualitative measurements. In addition, the Bank reviews its internally classified loans, its loans classified for regulatory purposes, delinquent loans, and other relevant information in order to isolate loans for further scrutiny as potentially impaired loans.

Quantitative factors include an actual expected loss factor based on historical loss experience over a relevant look-back period. Quantitative factors also include the Bank’s actual risk ratings for the commercial loan segments as determined in accordance with loan review and loan grading policies and procedures, and additional factors as determined by management to be representative of additional risk due to the loan’s geographic location, type, and other attributes. These quantitative factors are adjusted if necessary, up or down, based on actual experience and an evaluation of qualitative factors.

Qualitative factors are based upon: (1) changes in lending policies and procedures, including but not limited to changes in underwriting standards and collection, charge-off, and recovery practices not considered elsewhere in estimating credit losses; (2) changes in international, national, regional, and local economic and business conditions and developments that affect the collectability of the portfolio, including the condition of various market segments; (3) changes in the nature and volume of the portfolio and in the terms of loans; (4) changes in the experience, ability, and depth of lending management and other relevant staff; (5) changes in the volume and severity of past due loans, the volume of nonaccrual loans, and the volume and severity of adversely classified or graded loans; (6) changes in the quality of the loan review system; (7) changes in the value of underlying collateral for collateral dependent loans; (8) the existence and effect of any concentration of credit, and changes in the level of such concentrations; and (9) the

TF FINANCIAL CORPORATION AND SUBSIDIARIES

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

effect of other external factors such as competition and legal and regulatory requirements on the level of estimated credit losses in the existing loan portfolio.

Potentially impaired loans selected for individual evaluation are reviewed in accordance with US GAAP which governs the accounting for impaired assets and consideration of regulatory guidance regarding treatment of troubled, collateral dependent loans. Each potentially impaired loan is evaluated using all available information such as recent appraisals, whether the loan is currently on accrual or nonaccrual status, discounted cash flow analyses, guarantor financial strength, the value of additional collateral, and the loan’s and borrower’s past performance to determine whether in management’s best judgment it is probable that the Bank will be unable to collect all contractual interest and principal in accordance with the loan’s terms. Loans deemed impaired are generally assigned a reserve derived from the value of the underlying collateral. Loans deemed not to be impaired are assigned a reserve factor based upon the class from which they were selected.

The ALLL needed as a result of the foregoing evaluations is compared with the unadjusted amount, and an adjustment is made by means of a provision charged to expense for loan losses. Recognizing the inherently imprecise nature of the loss estimates and the large number of assumptions needed in order to perform the analysis, there may be an unallocated portion of the ALLL. Management adjusts the unallocated portion to an amount which management considers reasonable under the circumstances.

The Bank provides an allowance for accrued but uncollected interest when a loan becomes more than ninety days past due or is identified as impaired. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management’s judgment, the borrower’s ability to make periodic interest and principal payments is no longer impaired, in which case the loan is returned to accrual status.

e.           Loans Receivable, Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at fair value on an individual basis. Any resulting gain or loss is included in other operating income.

f.           Troubled Debt Restructurings

Loans whose terms are modified are classified as Troubled Debt Restructurings (“TDRs”) if the Company grants such borrowers concessions and it is deemed that those borrowers are experiencing financial difficulty. Concessions granted under a troubled debt restructuring may include extending the maturity date of the loan, reducing the interest rate on the loan to a rate which is below market, a combination of rate adjustments and maturity extensions, or by other means including covenant modifications, forbearances or other concessions. Interest income is not accrued on loans that had been placed on nonaccrual prior to the troubled debt restructuring until they have performed in accordance with their restructured terms for a period of at least six months.  The Company evaluates the ALLL needed with respect to TDRs under the same policy and guidelines as all other loans, and TDRs are evaluated individually for impairment.

g.           Transfers of Financial Assets

The Company accounts for the transfers of financial assets using the financial–components approach. This approach recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or

TF FINANCIAL CORPORATION AND SUBSIDIARIES

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Mortgage servicing rights (“MSRs”) are recognized as separate assets when rights are acquired through purchase or through sale of financial assets. Under the applicable accounting guidance regarding servicing assets and liabilities, servicing rights resulting from the sale of loans originated by the Company are initially measured at fair value at the date of transfer. Fair value is based on market prices for comparable mortgage servicing rights, when available, or alternatively is based on a valuation model that calculates the present value of estimated future net servicing income. The Company subsequently recognizes mortgage servicing expense for each class of servicing assets using the amortization method. MSRs are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. Servicing assets are evaluated quarterly for impairment based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights into tranches based on predominant risk characteristics, such as interest rate, loan type and investor type. Impairment is recognized through a valuation allowance charged to servicing fee income for an individual tranche, to the extent that fair value is less than the amortized cost for the tranche. If the Company later determines that all or a portion of the impairment no longer exists for a particular tranche, a reduction of the allowance may be recorded as an increase to other operating income. These servicing rights are included in other assets in the Consolidated Balance Sheets and are discussed in Note 16-Fair Value Measurements and Fair Value of Financial Instruments.

Servicing fee income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal, or a fixed amount per loan, and are recorded as income when earned. The amortization of loan servicing rights is recorded as a reduction of service fee income.

h.           Premises and Equipment

Land is carried at cost. Buildings and furniture, fixtures and equipment are carried at cost less accumulated depreciation. Depreciation is provided by the straight-line method over the estimated useful lives of the assets. The Company records any impairment of long-lived assets to be held and used or to be disposed of by sale. The Company had no impaired long-lived assets at December 31, 2012 and 2011.

i.           Foreclosed Real Estate

Real estate acquired through, or in lieu of, loan foreclosure is carried at the fair value of the property, based on an appraisal less estimated cost to sell. Revenue and expenses from operations and changes in the valuation allowance (any direct write-down) are included in foreclosed real estate expense. Included in other assets is foreclosed real estate of $7.3 million and $11.7 million at December 31, 2012 and 2011, respectively.

j.           Goodwill

Goodwill does not require amortization but is subject to impairment testing. Goodwill impairment testing allows entities to first assess qualitative factors and circumstance to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. At December 31, 2012, the Company performed an assessment of key factors and determined that impairment of goodwill was not likely.

TF FINANCIAL CORPORATION AND SUBSIDIARIES

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

k.           Bank Owned Life Insurance

The Company maintains life insurance policies on the lives of executives and officers. The Company is the owner and beneficiary of the policies. The cash surrender values of the policies were approximately $19.1 million and $18.5 million at December 31, 2012 and 2011, respectively.

l.           Benefit Plans

The Company has established an ESOP covering eligible employees with six months of service, as defined by the ESOP. The Company records compensation expense in the amount equal to the fair value of shares committed to be released from the ESOP to employees less dividends received on the allocated shares applied to the required debt service of the plan.

The Company has a defined benefit pension plan covering substantially all full-time employees meeting certain requirements. The Company recognizes the overfunded or underfunded status of the defined benefit postretirement plan as an asset or liability in its Consolidated Balance Sheets and recognizes changes in that funded status, including the gains and or losses and prior service costs or credits that were not recognized as components of net periodic benefit cost, in the year in which the changes occur through accumulated other comprehensive income. The Company measures the funded status of a plan as of the date of its year-end Consolidated Balance Sheet.

m.           Stock-Based Compensation

The Company has stock benefit plans that allow the Company to grant options and stock to employees and directors and which are more fully discussed in Note 10-Benefit Plans. The options, which have a term of up to 10 years when issued, vest over a three to five year period. The exercise price of each option equals the market price of the Company’s stock on the date of the grant. The Company measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period which is usually the vesting period. There were no options granted in 2012 or 2011.

n.           Income Taxes

The Company accounts for income taxes under the liability method whereby deferred income taxes are recognized for the tax consequences of “temporary differences” by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes due to change in tax rates is recognized in income in the period that includes the enactment date.

o.           Advertising Costs

The Company expenses marketing and advertising costs as incurred.

p.           Earnings Per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average common shares outstanding during the period. Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock.

TF FINANCIAL CORPORATION AND SUBSIDIARIES

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

q.           Segment Reporting

The Company has one reportable segment, “Community Banking.” All of the Company’s activities are interrelated, and each activity is dependent and assessed based on how each of the activities of the Company supports the others. For example, commercial lending is dependent upon the ability of the Bank to fund itself with retail deposits and other borrowings and to manage interest rate and credit risk. This situation is also similar for consumer and residential mortgage lending. Accordingly, all significant operating decisions are based upon analysis of the Company as one operating segment or unit.

r.           Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 16-Fair Value Measurements and Fair Value of Financial Instruments. Fair value estimates involve uncertainties and matters of significant judgment. Changes in assumptions or in market conditions could significantly affect the estimates.

NOTE 2 — RECENT ACCOUNTING PRONOUNCEMENTS

In July 2012, the FASB issued an accounting update, “Intangibles – Goodwill and Other (Topic 350) – Testing Indefinite-Lived Intangible Assets for Impairment”. The update give entities the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that an indefinite-lived intangible asset is impaired. If, after assessing the totality of events or circumstances, an entity determines it is more likely than not that an indefinite-lived intangible asset is impaired, then the entity must perform the quantitative impairment test. If, under the quantitative impairment test, the carrying amount of the intangible asset exceeds its fair value, an entity should recognize an impairment loss in the amount of that excess. Permitting an entity to assess qualitative factors when testing indefinite-lived intangible assets for impairment results in guidance that is similar to the goodwill impairment testing guidance. The update is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012 and early adoption is permitted. This update is not expected to have a significant impact on the Company’s financial statements.

In October 2012, the FASB issued an accounting update, “ Business Combinations (Topic 805) - Subsequent Accounting for an Indemnification Asset Recognized at the Acquisition Date as a Result of a Government-Assisted Acquisition of a Financial Institution”. The update requires that when a reporting entity recognizes an indemnification asset (in accordance with Subtopic 805-20) as a result of a government assisted acquisition of a financial institution and subsequently a change in the cash flows expected to be collected on the indemnification asset occurs (as a result of a change in cash flows expected to be collected on the assets subject to indemnification), the reporting entity should subsequently account for the change in the measurement of the indemnification asset on the same basis as the change in the assets subject to indemnification. Any amortization of changes in value should be limited to the contractual term of the indemnification agreement (that is, the lesser of the term of the indemnification agreement and the remaining life of the indemnified assets). The update is effective for fiscal years, and interim periods within those years, beginning on or after December 15, 2012. Early adoption is permitted. The amendments should be applied prospectively to any new indemnification assets acquired after the date of adoption and to indemnification assets existing as of the date of adoption arising from a government-assisted acquisition of a financial institution. This update is not expected to have a significant impact on the Company’s financial statements.

In January 2013, the FASB issued an accounting update, “Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities”. The amendment clarifies that the scope of Update 2011-11 as it applies to derivatives accounted for in accordance with Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and

TF FINANCIAL CORPORATION AND SUBSIDIARIES

NOTE 2 — RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. An entity is required to apply the amendments for fiscal years beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the required disclosures retrospectively for all comparative periods presented. This update is not expected to have a significant impact on the Company’s financial statements.

In February 2013, the FASB issued an accounting update, “Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”. The amendments in this update require an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under US GAAP to be reclassified in its entirety to net income. For other amounts that are not required under US GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under US GAAP that provide additional detail about those amounts. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012. For nonpublic entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2013. Early adoption is permitted. The Company is currently evaluating the impact that these disclosures will have on its financial statements.

NOTE 3 — CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:
	At December 31,
	2012	2011
	(in thousands)

Cash and due from banks	$4,697	$4,498
Interest-bearing deposits in other financial institutions	26,440	10,430
	$31,137	$14,928

TF FINANCIAL CORPORATION AND SUBSIDIARIES

NOTE 4 — INVESTMENT SECURITIES

The amortized cost, gross unrealized gains and losses, and fair value of the Company’s investment securities, are summarized as follows:

	At December 31, 2012
		Gross	Gross
	Amortized	unrealized	unrealized	Fair
	cost	gains	losses	value
	(in thousands)
Available for sale
State and political subdivisions	$55,254	$4,360	$(4)	$59,610
Residential mortgage-backed securities issued by quasi-governmental agencies	41,265	1,409	—	42,674
Total investment securities available for sale	96,519	5,769	(4)	102,284

Held to maturity
Residential mortgage-backed securities issued by quasi-governmental agencies	1,965	306	—	2,271
Total investment securities	$98,484	$6,075	$(4)	$104,555

	At December 31, 2011
		Gross	Gross
	Amortized	unrealized	unrealized	Fair
	cost	gains	losses	value
	(in thousands)
Available for sale
U.S. Government and federal agencies	$2,995	$35	$—	$3,030
State and political subdivisions	51,287	3,804	—	55,091
Residential mortgage-backed securities issued by quasi-governmental agencies	45,969	1,525	—	47,494
Residential mortgage-backed securities privately issued	8,723	195	(30)	8,888
Total investment securities available for sale	108,974	5,559	(30)	114,503

Held to maturity
Residential mortgage-backed securities issued by quasi-governmental agencies	2,588	340	—	2,928
Total investment securities	$111,562	$5,899	$(30)	$117,431

Gross realized gains were $112,000 and $760,000 for the years ended December 31, 2012 and 2011, respectively. These gains resulted from the sale proceeds of investment and mortgage-backed securities available for sale of $2.7 million and $10.7 million for the years ended December 31, 2012 and 2011, respectively. Gross realized losses for the year ended were $27,000, which resulted from the sale proceeds of mortgage-backed securities available

TF FINANCIAL CORPORATION AND SUBSIDIARIES

NOTE 4 — INVESTMENT SECURITIES (Continued)

for sale of $1.1 million for the year ended December 31, 2012. There were no gross losses resulting from security sales for the year ended December 31, 2011.

The amortized cost and fair value of investment securities by contractual maturity and mortgage-backed securities are shown below.
	At December 31, 2012
	Available for sale		Held to maturity
	Amortized	Fair	Amortized	Fair
	cost	value	cost	value
	(in thousands)
Investment securities
Due in one year or less	$602	$608	$—	$—
Due after one year through five years	9,514	10,040	—	—
Due after five years through ten years	25,154	26,848	—	—
Due after ten years	19,984	22,114	—	—
	55,254	59,610	—	—

Mortgage-backed securities	41,265	42,674	1,965	2,271
Total investment securities	$96,519	$102,284	$1,965	$2,271

Investment securities having an aggregate amortized cost of approximately $7.0 million and $7.1 million were pledged to secure public deposits at December 31, 2012 and 2011, respectively.

There were no securities held other than U.S. Government and agencies from a single issuer that represented more than 10% of stockholders’ equity at year end.

The Company also holds stock in the FHLB totaling $5.4 million and $7.7 million as of December 31, 2012 and 2011, respectively. The Company is required to maintain a minimum amount of FHLB stock as determined by its borrowing levels and amount of eligible assets. At December 31, 2012 the Company was required to hold $4.1 million in FHLB stock. FHLB stock can only be repurchased by the FHLB or sold to another member, and all sales must be at par. The Company holds FHLB stock as a long term investment based on the ultimate recoverability of the par value. The Company evaluates potential impairment of its investment in FHLB stock quarterly and considers the following: 1) the magnitude and direction of the change in the net assets of the FHLB as compared to the capital stock amount and the duration of this condition, 2) the ability of the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB, 3) the impact of regulatory changes on the FHLB and on its members and 4) the liquidity position of the FHLB. Redemptions of FHLB stock totaled $2.2 million and $1.7 million for the years ended December 31, 2012 and 2011, respectively. After evaluating these factors the Company has concluded that the par value of its investment in FHLB stock is recoverable and no impairment has been recorded during the year ended December 31, 2012 or 2011.

TF FINANCIAL CORPORATION AND SUBSIDIARIES

NOTE 4 — INVESTMENT SECURITIES (Continued)

The table below indicates the length of time individual securities, both held to maturity and available for sale, have been in a continuous unrealized loss position at December 31, 2012:

		Less than 12 months		12 months or longer		Total
Description of Securities	Number of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
	(dollars in thousands)

State and political subdivisions	1	$617	$(4)	$—	$—	$617	$(4)
Total temporarily impaired securities	1	$617	$(4)	$—	$—	$617	$(4)

The table below indicates the length of time individual securities, both held to maturity and available for sale, have been in a continuous unrealized loss position at December 31, 2011:

		Less than 12 months		12 months or longer		Total
Description of Securities	Number of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
	(dollars in thousands)
Residential mortgage-backed securities privately issued	2	$3,442	$(30)	$—	$—	$3,442	$(30)
Total temporarily impaired securities	2	$3,442	$(30)	$—	$—	$3,442	$(30)

The Company evaluates debt securities on a quarterly basis to determine whether OTTI exists. Unrealized losses primarily relate to interest rate fluctuations and not credit concerns. The Company does not intend to sell these securities and it is not more likely than not that it will be required to sell these securities. Accordingly, unrealized losses at December 31, 2012 and 2011 are not considered other-than-temporary and are therefore reflected in other comprehensive income.

TF FINANCIAL CORPORATION AND SUBSIDIARIES

NOTE 5 — LOANS RECEIVABLE

Loans receivable are summarized as follows:
	At December 31,
	2012	2011
	(in thousands)
Held for investment:
Residential
Residential mortgages	$323,665	$277,824

Commercial
Real estate-commercial	104,766	110,743
Real estate-residential	21,570	25,801
Real estate-multi-family	19,118	19,906
Construction loans	16,288	16,336
Commercial and industrial loans	4,646	4,414
Total commercial loans	166,388	177,200

Consumer
Home equity and second mortgage	40,143	44,165
Other consumer	1,835	1,971
Total consumer loans	41,978	46,136

Total loans	532,031	501,160
Net deferred loan origination costs and unamortized premiums	1,611	1,065
Less allowance for loan losses	(6,922)	(8,100)
Total loans receivable	$526,720	$494,125

Held for sale:
Residential
Residential mortgages	$706	$488

TF FINANCIAL CORPORATION AND SUBSIDIARIES

NOTE 5 — LOANS RECEIVABLE (Continued)

The following tables present by credit quality indicator the composition of the commercial loan portfolio:

Commercial credit exposure-credit risk profile by internally assigned grade
	At December 31, 2012
	Pass	Special mention	Substandard	Doubtful	Total
	(in thousands)

Real estate-commercial	$91,446	$4,192	$9,128	$—	$104,766
Real estate-residential	19,244	1,018	1,308	—	21,570
Real estate-multi-family	15,751	—	3,367	—	19,118
Construction loans	7,397	4,097	4,794	—	16,288
Commercial and industrial loans	4,565	81	—	—	4,646
Total	$138,403	$9,388	$18,597	$—	$166,388

	At December 31, 2011
	Pass	Special mention	Substandard	Doubtful	Total
	(in thousands)

Real estate-commercial	$95,719	$6,189	$8,835	$—	$110,743
Real estate-residential	21,447	2,891	1,463	—	25,801
Real estate-multi-family	12,753	3,768	3,385	—	19,906
Construction loans	4,452	4,312	7,572	—	16,336
Commercial and industrial loans	4,139	100	175	—	4,414
Total	$138,510	$17,260	$21,430	$—	$177,200

In order to assess and monitor the credit risk associated with commercial loans, the Company employs a risk rating methodology whereby each commercial loan is initially assigned a risk grade. At least annually, all risk ratings are reviewed in light of information received such as tax returns, rent rolls, cash flow statements, appraisals, and any other information which may affect the then current risk rating, which may be adjusted upward or downward as a result of this review. At the end of each quarter the risk ratings are summarized and become a component of the evaluation of the allowance for loan losses. The Company’s risk rating definitions mirror those promulgated by banking regulators and are as follows:

Pass: A good quality loan characterized by satisfactory liquidity; reasonable debt capacity and coverage; acceptable management in all critical positions and normal operating results for its peer group. The Company has grades 1 through 6 within the Pass category which reflect the increasing amount of attention paid to the individual loan because of, among other things, trends in debt service coverage, management weaknesses, or collateral values.

Special mention: A loan that has potential weaknesses that deserves management’s close attention. Although the loan is currently protected, if left uncorrected, potential weaknesses may result in deterioration of the loan’s repayment prospects or in the Company’s future credit position. Potential weaknesses include: weakening financial condition; an unrealistic repayment program; inadequate sources of funds; lack of adequate collateral, credit

TF FINANCIAL CORPORATION AND SUBSIDIARIES

NOTE 5 — LOANS RECEIVABLE (Continued)

information, or documentation. There is currently the capacity to meet interest and principal payments, but further adverse business, financial, or economic conditions may impair the borrower’s capacity or willingness to pay interest and repay principal.

Substandard: A loan that is inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged. Although no loss of principal or interest is presently apparent, there is the distinct possibility that a partial loss of interest and/or principal will be sustained if the deficiencies are not corrected. There is a current identifiable vulnerability to default and the dependence upon favorable business, financial, or economic conditions to meet timely payment of interest and repayment of principal.

Doubtful: A loan which has all the weaknesses inherent in a substandard asset with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. The possibility of loss is extremely high, but because of certain important and reasonable specific pending factors which may work to strengthen the asset, classification as an estimated loss if deferred until a more exact status is determined. Pending factors include: proposed merger, acquisition, liquidation, capital injection, perfecting liens on additional collateral, and refinancing plans.

Loss: Loans which are considered uncollectible and should be charged off. The Company has charged-off all loans classified as loss.

Loans classified as special mention, substandard or doubtful are monitored individually on a monthly basis. Loans which require impairment evaluation are placed on nonaccrual status and are classified as substandard or doubtful.

The following tables present by credit quality indicator the composition of the residential mortgage and consumer loan portfolios:

Mortgage and consumer credit exposure-credit risk profile by payment activity
	At December 31, 2012
	Performing	Nonperforming	Total
	(in thousands)

Residential mortgages	$321,400	$2,265	$323,665
Home equity and second mortgage	40,000	143	40,143
Other consumer	1,827	8	1,835
Total	$363,227	$2,416	$365,643

	At December 31, 2011
	Performing	Nonperforming	Total
	(in thousands)

Residential mortgages	$272,322	$5,502	$277,824
Home equity and second mortgage	43,888	277	44,165
Other consumer	1,970	1	1,971
Total	$318,180	$5,780	$323,960

TF FINANCIAL CORPORATION AND SUBSIDIARIES

NOTE 5 — LOANS RECEIVABLE (Continued)

In order to assess and monitor the credit risk associated with residential mortgage loans and consumer loans, which include second mortgage loans and home equity secured lines of credit, the Company relies upon the payment status of the loan. Residential mortgage and other consumer loans 90 days or more past due are placed on nonaccrual status and evaluated for impairment on a pooled basis with the exception of loans with balances in excess of $1 million and loans that have been modified as TDRs. An individual impairment analysis is performed using a recent appraisal or current sales contract for TDRs as well as nonperforming mortgage and consumer loans with balances in excess of $1 million.

The following table presents by class nonperforming loans including impaired loans and loan balances past due over 90 days for which the accrual of interest has been discontinued:
	At December 31,
	2012	2011
	(in thousands)
Residential
Residential mortgages	$2,265	$5,502
Commercial
Real estate-commercial	1,098	2,711
Real estate-residential	51	—
Construction loans	4,794	4,044
Commercial and industrial loans	—	6
Consumer
Home equity and second mortgage	143	277
Other consumer	8	1
Total nonperforming loans	$8,359	$12,541
Total loans past due 90 days as to interest or principal and accruing interest	$—	$—

Additional interest income that would have been recorded under the original terms of the loan agreements amounted to $413,000 and $616,000 for the years ended December 31, 2012 and 2011, respectively.

TF FINANCIAL CORPORATION AND SUBSIDIARIES

NOTE 5 — LOANS RECEIVABLE (Continued)

The following tables present by class loans individually evaluated for impairment:

	At December 31, 2012
	Recorded investment	Unpaid principal balance	Related allowance	Average recorded investment	Interest income recognized
With an allowance recorded:	(in thousands)
Residential
Residential mortgages	$2,137	$2,214	$218	$2,061	$—
Commercial
Real estate-commercial	546	1,497	296	697	—
Real estate-residential	51	51	4	298	—
Construction loans	4,737	5,137	1,029	3,604	—
Commercial and industrial loans	—	—	—	2	—
	7,471	8,899	1,547	6,662	—
With no allowance recorded:
Residential
Residential mortgages	—	—	—	698	—
Commercial
Real estate-commercial	552	552	—	1,012	—
Real estate-residential	—	—	—	216	—
Construction loans	57	116	—	1,932	—
	609	668	—	3,858	—
Total	$8,080	$9,567	$1,547	$10,520	$—

TF FINANCIAL CORPORATION AND SUBSIDIARIES

NOTE 5 — LOANS RECEIVABLE (Continued)
	At December 31, 2011
	Recorded investment	Unpaid principal balance	Related allowance	Average recorded investment	Interest income recognized
With an allowance recorded:	(in thousands)
Residential
Residential mortgages	$1,252	$1,252	$388	$751	$—
Commercial
Real estate-commercial	1,497	1,497	877	3,581	—
Real estate-residential	—	—	—	497	—
Construction loans	3,816	3,816	1,035	4,143	—
Commercial and industrial loans	6	6	3	72	—
	6,571	6,571	2,303	9,044	—
With no allowance recorded:
Residential
Residential mortgages	2,381	2,381	—	1,497	—
Commercial
Real estate-commercial	1,214	1,214	—	1,270	—
Real estate-residential	—	—	—	459	—
Construction loans	228	228	—	1,642	—
	3,823	3,823	—	4,868	—
Total	$10,394	$10,394	$2,303	$13,912	$—

TF FINANCIAL CORPORATION AND SUBSIDIARIES

NOTE 5 — LOANS RECEIVABLE (Continued)

The following tables present by class the contractual aging of delinquent loans:

	At December 31, 2012
	Current	30-59 Days past due	60-89 Days past due	Loans past due 90 days or more	Total past due	Total loans	Recorded investment over 90 days and accruing interest
	(in thousands)
Residential
Residential mortgages	$319,982	$1,161	$329	$2,193	$3,683	$323,665	$—
Commercial
Real estate-commercial	102,868	800	—	1,098	1,898	104,766	—
Real estate-residential	21,488	31	—	51	82	21,570	—
Real estate-multi-family	19,118	—	—	—	—	19,118	—
Construction loans	11,494	—	—	4,794	4,794	16,288	—
Commercial and industrial loans	4,646	—	—	—	—	4,646	—
Consumer
Home equity and second mortgage	39,842	34	124	143	301	40,143	—
Other consumer	1,824	—	3	8	11	1,835	—
Total	$521,262	$2,026	$456	$8,287	$10,769	$532,031	$—

	At December 31, 2011
	Current	30-59 Days past due	60-89 Days past due	Loans past due 90 days or more	Total past due	Total loans	Recorded investment over 90 days and accruing interest
	(in thousands)
Residential
Residential mortgages	$273,231	$98	$153	$4,342	$4,593	$277,824	$—
Commercial
Real estate-commercial	108,382	—	—	2,361	2,361	110,743	—
Real estate-residential	25,489	312	—	—	312	25,801	—
Real estate-multi-family	19,906	—	—	—	—	19,906	—
Construction loans	9,151	—	3,141	4,044	7,185	16,336	—
Commercial and industrial loans	4,408	—	—	6	6	4,414	—
Consumer
Home equity and second mortgage	43,712	165	11	277	453	44,165	—
Other consumer	1,956	6	8	1	15	1,971	—
Total	$486,235	$581	$3,313	$11,031	$14,925	$501,160	$—

TF FINANCIAL CORPORATION AND SUBSIDIARIES

NOTE 5 — LOANS RECEIVABLE (Continued)

Activity in the allowance for loan losses is summarized as follows:

	Balance January 1, 2012	Provision	Charge-offs	Recoveries	Balance December 31, 2012
	(in thousands)
Residential
Residential mortgages	$2,194	$367	$(768)	$56	$1,849
Commercial
Real estate-commercial	2,352	353	(951)	—	1,754
Real estate-residential	369	726	(487)	—	608
Real estate-multi-family	350	(105)	—	—	245
Construction loans	1,830	1,049	(1,182)	—	1,697
Commercial and industrial loans	138	115	(156)	22	119
Consumer
Home equity and second mortgage	448	(104)	(93)	—	251
Other consumer	22	8	(23)	4	11
Unallocated	397	(9)	—	—	388
Total	$8,100	$2,400	$(3,660)	$82	$6,922

	Balance January 1, 2011	Provision	Charge-offs	Recoveries	Balance December 31, 2011
	(in thousands)
Residential
Residential mortgages	$1,839	$515	$(172)	$12	$2,194
Commercial
Real estate-commercial	3,281	82	(1,011)	—	2,352
Real estate-residential	534	865	(1,030)	—	369
Real estate-multi-family	399	(49)	—	—	350
Construction loans	1,363	1,987	(1,521)	1	1,830
Commercial and industrial loans	77	67	(44)	38	138
Consumer
Home equity and second mortgage	607	62	(221)	—	448
Other consumer	16	14	(16)	8	22
Unallocated	212	185	—	—	397
Total	$8,328	$3,728	$(4,015)	$59	$8,100

TF FINANCIAL CORPORATION AND SUBSIDIARIES

NOTE 5 — LOANS RECEIVABLE (Continued)

The following tables present by class the ending balance of the allowance for loan losses and ending loan balance based on the impairment method as of December 31, 2012:

	Evaluated for impairment
Allowance	Individually	Collectively	Total
	(in thousands)
Residential
Residential mortgages	$218	$1,631	$1,849
Commercial
Real estate-commercial	296	1,458	1,754
Real estate-residential	4	604	608
Real estate-multi-family	—	245	245
Construction loans	1,029	668	1,697
Commercial and industrial loans	—	119	119
Consumer
Home equity and second mortgage	—	251	251
Other consumer	—	11	11
Unallocated	—	388	388
Total	$1,547	$5,375	$6,922

	Evaluated for impairment
Loan balance	Individually	Collectively	Total
	(in thousands)
Residential
Residential mortgages	$2,137	$321,528	$323,665
Commercial
Real estate-commercial	1,098	103,668	104,766
Real estate-residential	51	21,519	21,570
Real estate-multi-family	—	19,118	19,118
Construction loans	4,794	11,494	16,288
Commercial and industrial loans	—	4,646	4,646
Consumer
Home equity and second mortgage	—	40,143	40,143
Other consumer	—	1,835	1,835
Total	$8,080	$523,951	$532,031

TF FINANCIAL CORPORATION AND SUBSIDIARIES

NOTE 5 — LOANS RECEIVABLE (Continued)

The following tables present by class the ending balance of the allowance for loan losses and ending loan balance based on impairment method as of December 31, 2011:

	Evaluated for impairment
Allowance	Individually	Collectively	Total
	(in thousands)
Residential
Residential mortgages	$388	$1,806	$2,194
Commercial
Real estate-commercial	877	1,475	2,352
Real estate-residential	—	369	369
Real estate-multi-family	—	350	350
Construction loans	1,035	795	1,830
Commercial and industrial loans	3	135	138
Consumer
Home equity and second mortgage	—	448	448
Other consumer	—	22	22
Unallocated	—	397	397
Total	$2,303	$5,797	$8,100

	Evaluated for impairment
Loan balance	Individually	Collectively	Total
	(in thousands)
Residential
Residential mortgages	$3,633	$274,191	$277,824
Commercial
Real estate-commercial	2,711	108,032	110,743
Real estate-residential	—	25,801	25,801
Real estate-multi-family	—	19,906	19,906
Construction loans	4,044	12,292	16,336
Commercial and industrial loans	6	4,408	4,414
Consumer
Home equity and second mortgage	—	44,165	44,165
Other consumer	—	1,971	1,971
Total	$10,394	$490,766	$501,160

TF FINANCIAL CORPORATION AND SUBSIDIARIES

NOTE 5 — LOANS RECEIVABLE (Continued)

The following table presents by class loans classified as TDRs segregated for the periods indicated:

	For the year ended Decemeber 31, 2012			For the year ended Decemeber 31, 2011
	Number of Contracts	Pre- Modification Outstanding Recorded Investment	Post Modification Outstanding Recorded Investment	Number of Contracts	Pre- Modification Outstanding Recorded Investment	Post Modification Outstanding Recorded Investment
Residential	(dollars in thousands)

Residential mortgage	2	$950	$923	2	$510	$507
Total	2	$950	$923	2	$510	$507

The following table presents loans classified as TDRs that subsequently defaulted:

	For the year ended Decemeber 31, 2011
	Number of Contracts	Recorded Investment
Residential	(dollars in thousands)

Residential mortgage	1	$169
Total	1	$169

There were no TDRs modified during 2012 that subsequently defaulted. However, a TDR identified in 2011 as in default of its modified terms was subsequently discharged in a short sale during 2012 with a $40,000 loss charged to the allowance for loan losses.

The Bank had no concentration of loans to borrowers engaged in similar activities that exceeded 10% of loans at December 31, 2012 and 2011. In the ordinary course of business, the Bank has granted loans to certain executive officers, directors and their related interests. Related party loans are made on substantially the same terms as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectability. The aggregate dollar amount of these loans was approximately $125,000 and $138,000 at December 31, 2012 and 2011, respectively. New loans to related parties of $35,000 were made during 2012. For the year ended December 31, 2012, principal repayments of $48,000 of related party loans were received. Unused lines of credit available were $360,000 at December 31, 2012 and 2011.

TF FINANCIAL CORPORATION AND SUBSIDIARIES

NOTE 6 — LOAN SERVICING

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of these loans are summarized as follows:

	At December 31,
	2012	2011
	(in thousands)
Mortgage loan servicing portfolios
FHLMC	$235	$285
FNMA	127,677	108,275
Other investors	8,294	10,434
	$136,206	$118,994

Custodial balances maintained in connection with the foregoing loan servicing totaled approximately $2.8 million and $1.2 million and are included as deposits at December 31, 2012 and 2011, respectively. Net servicing (loss) on mortgage loans serviced for others was $(66,000) and $(98,000) for the years ended December 31, 2012 and 2011, respectively.

NOTE 7 — PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:
	Estimated	At December 31,
	useful lives	2012	2011
		(in thousands)

Buildings	30 years	$7,614	$7,669
Leasehold improvements	5-10 years	3,243	3,262
Furiniture, fixtures and equipment	3-7 years	7,292	8,688
		18,149	19,619
Less accumulated depreciation		13,640	14,752
		4,509	4,867
Land		1,599	1,692
		$6,108	$6,559

The Company recognized depreciation expense of $781,000 and $853,000 for the years ended December 31, 2012 and 2011, respectively.

TF FINANCIAL CORPORATION AND SUBSIDIARIES

NOTE 8 — DEPOSITS

Deposits are summarized as follows:
	At December 31,
	2012	2011
	(in thousands)
Deposit Type

Demand	$52,433	$43,910
NOW	76,370	65,677
Money market	153,827	155,010
Passbook savings	106,268	105,617
Total demand, transaction and passbook deposits	388,898	370,214
Cetificates of deposit	171,417	181,074
	$560,315	$551,288

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was approximately $50.7 million and $45.3 million at December 31, 2012 and 2011, respectively.

At December 31, 2012, scheduled maturities of certificates of deposit by year are as follows:

Maturity year
2013	2014	2015	2016	2017	Thereafter	Total
(in thousands)

$114,386	$32,593	$12,868	$7,964	$3,441	$165	$171,417

Related party deposits are on substantially the same terms as are comparable transactions with unrelated persons. Related parties include certain executive officers, directors and their related interests. The aggregate dollar amount of these deposits was approximately $5.0 million and $4.2 million at December 31, 2012 and 2011, respectively.

TF FINANCIAL CORPORATION AND SUBSIDIARIES

NOTE 9 — ADVANCES FROM THE FHLB

Advances from the FHLB consist of the following:
	At December 31,
	2012		2011
		Weighted		Weighted
Prinicpal payments due during	Amount	average rate	Amount	average rate
	(in thousands)

2012	$—	—%	$25,259	3.88%
2013	14,754	2.79%	10,187	3.30%
2014	4,287	2.40%	3,398	2.52%
2015	3,669	2.16%	2,767	2.28%
2016	10,887	1.38%	3,969	2.22%
2017	14,895	1.12%	961	2.19%
Thereafter	12,164	2.43%	367	2.08%
	$60,656	1.88%	$46,908	3.37%

The advances are collateralized by certain first mortgage loans totaling approximately $337.0 million and the FHLB stock owned by the Bank which allow for a maximum borrowing capacity of $251.5 million. Total unused lines of credit at the FHLB were $60.0 million at December 31, 2012. All of the advances from the FHLB are fixed rate, fixed term.

NOTE 10 — BENEFIT PLANS

a.           Defined Contribution Plan

The Bank maintains a 401(k) profit-sharing plan for eligible employees. Participants may contribute up to 15% of pretax eligible compensation. The Bank makes matching discretionary contributions equal to 75% of the initial $1,000 deferral. Matching contributions to the 401(k) plan totaled $78,000 in both 2012 and 2011.

b.           Defined Benefit Plan

The Bank has a noncontributory defined benefit pension plan covering substantially all full-time employees meeting certain eligibility requirements. The benefits are based on each employee’s years of service and an average earnings formula. An employee becomes fully vested upon completion of five years of qualifying service. It is the policy of the Bank to fund the maximum amount allowable under the individual aggregate cost method to the extent deductible under existing federal income tax regulations.

TF FINANCIAL CORPORATION AND SUBSIDIARIES

NOTE 10 — BENEFIT PLANS (Continued)

The following tables set forth the projected benefit obligation, the fair value of assets of the plan and funded status of the defined benefit pension plan as reflected in the consolidated balance sheets:
	At December 31,
	2012	2011
	(in thousands)
Reconciliation of projected benefit obligation
Benefit obligation at beginning of year	$8,045	$5,837
Service cost	736	565
Interest cost	360	328
Actuarial loss	339	1,411
Amendments	—	—
Benefits paid	(540)	(96)
Benefit obligation at end of year	$8,940	$8,045

Reconciliation of fair value of assets
Fair value of plan assets at beginning of year	$8,006	$7,761
Actual return on plan assets	801	(145)
Employer contribution	1,500	486
Benefits paid	(540)	(96)
Fair value of plan assets at end of year	$9,767	$8,006
Funded status at end of year	$827	$(39)

The accumulated benefit obligation at December 31, 2012 and 2011 was $8.1 million and $6.9 million, respectively.

Employer contributions and benefits paid in the above table include only those amounts contributed directly to, or paid directly from, plan assets. The expected employer contribution for 2013 is $400,000.

The following table sets forth the amounts recognized in accumulated other comprehensive income for the years ended:

	At December 31,
	2012	2011
	(in thousands)

Net loss	$(4,270)	$(4,372)
Prior service cost	(27)	(28)
Total	$(4,297)	$(4,400)

    The net gain (loss) recognized in accumulated other comprehensive income as an adjustment to the funded status of the plan was $103,000 and $(2.1) million at December 31, 2012 and 2011, respectively. The amounts

TF FINANCIAL CORPORATION AND SUBSIDIARIES

NOTE 10 — BENEFIT PLANS (Continued)

expected to be amortized from accumulated other comprehensive income in 2013 is $264,000 of net actuarial loss and prior service cost.
	At December 31,
	2012	2011

Weighted-average assumptions used to determine benefit obligations:
Discount rate	4.00%	4.50%
Rate of compensation increase	3.00%	4.00%

	For the year ended December 31,
	2012	2011
	(in thousands)
Components of net periodic benefit cost
Service cost	$736	$565
Interest cost	360	328
Expected return on plan assets	(644)	(619)
Amortization of prior service cost	2	2
Recognized net actuarial loss	283	115
Net periodic benefit cost	$737	$391

	For the year ended December 31,
	2012	2011

Weighted-average assumptions used to determine net benefit costs:
Discount rate	4.50%	5.75%
Expected return on plan assets	8.00%	8.00%
Rate of compensation increase	4.00%	4.00%

The long-term expected rate of return used for the plan year 2012 was determined by analyzing average rates of return over a number of prior periods on the assets in which the plan is currently invested.

Estimated future benefits payments are as follows:
Year ending December 31,	Amount
(in thousands)
2013	$ 125
2014	213
2015	239
2016	275
2017	278
2018-2022	1,864

TF FINANCIAL CORPORATION AND SUBSIDIARIES

NOTE 10 — BENEFIT PLANS (Continued)

The financial statements of the Company’s defined benefit pension plan are prepared in conformity with US GAAP. Investments of the plan are stated at fair value. Purchase and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Fair value of plan assets is determined using the fair value hierarchy discussed in Note 16-Fair Value Measurements and Fair Value of Financial Instruments. The fair value hierarchy requires the plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value and provides three levels of inputs that may be used to measure fair value.

The following table sets forth by level, within the fair value hierarchy, the plan’s financial assets at fair value as of December 31, 2012:

				Balance as of
	Fair value hierarchy levels			December 31,
	Level 1	Level 2	Level 3	2012
	(in thousands)
Assets
Collective investment trust funds	$—	$9,767	$—	$9,767
Total plan assets at fair value	$—	$9,767	$—	$9,767

The following table sets forth by level, within the fair value hierarchy, the plan’s financial assets at fair value as of December 31, 2011:

				Balance as of
	Fair value hierarchy levels			December 31,
	Level 1	Level 2	Level 3	2011
	(in thousands)
Assets
Collective investment trust funds	$—	$8,006	$—	$8,006
Total plan assets at fair value	$—	$8,006	$—	$8,006

Collective investment trust funds are valued by the trustee. The trustee follows written procedures for establishing unit values on a periodic basis which incorporate observable market data; however the collective investment trust fund itself is not traded on an established market and therefore is categorized as a Level 2 hierarchy.

The plan’s weighted-average asset allocations by asset category are as follows:
	Percentage of plan assets at December 31,
	2012	2011
Asset Category
Mutual funds	100.00%	100.00%
Total	100.00%	100.00%

Trustees of the plan are responsible for defining and implementing the investment objectives and policies for the plan’s assets. Assets are invested in accordance with sound investment practices that emphasize long-term

TF FINANCIAL CORPORATION AND SUBSIDIARIES

NOTE 10 — BENEFIT PLANS (Continued)

investment fundamentals that closely match the demographics of the plan’s participants. The plan’s goal is to earn long-term returns that match or exceed the benefit obligations of the plan, giving consideration to the timing of expected future benefit payments, through a well-diversified portfolio structure. The plan’s return objectives and risk parameters are managed through a diversified mix of assets. The asset mix and investment strategy are reviewed on a quarterly basis and rebalanced when necessary.

c.           ESOP

The Company has an internally leveraged ESOP for eligible employees who have completed six months of service with the Company or its subsidiaries. The ESOP borrowed $4.2 million from the Company in 1996 to purchase 423,200 newly issued shares of common stock. Any dividends received by the ESOP will be used to pay debt service. The Company makes discretionary contributions to the ESOP in order to service the ESOP’s debt if necessary. The ESOP shares are pledged as collateral for its debt. As the debt is repaid, shares are released from collateral based on the proportion of debt service paid in the year and allocated to qualifying employees. The Company reports compensation expense in the amount equal to the fair value of shares allocated from the ESOP to employees less dividends received on the allocated shares in the plan used for debt service. The allocated shares are included in outstanding shares for earnings per share computations. ESOP compensation expense included in stock-based compensation totaled $286,000 and $222,000 for the years ended December 31, 2012 and 2011, respectively.
	At December 31,
	2012	2011

Allocated shares	184,000	177,000
Unreleased shares	103,000	115,000
Total ESOP shares	287,000	292,000
Fair value of unreleased shares (in thousands)	$2,446	$2,615

TF FINANCIAL CORPORATION AND SUBSIDIARIES

NOTE 10 — BENEFIT PLANS (Continued)

 d.           Stock-Based Compensation Plans

A summary of the status of the Company’s stock option plans as of December 31, 2012 and 2011, and changes for each of the years in the periods then ended, is as follows:

	2012		2011
	Number of shares	Weighted average exercise price per share	Number of shares	Weighted average exercise price per share

Outstanding at beginning of year	109,765	$24.41	126,257	$24.04
Options granted	—	—	—	—
Options exercised	(315)	19.67	(10,916)	19.33
Options forfeited	(1,904)	28.59	(3,370)	26.10
Options expired	(18,267)	25.68	(2,206)	25.44
Outstanding at end of year	89,279	24.08	109,765	24.41
Options exercisable	80,652	$24.55	92,328	$25.31

 The following table summarizes information about stock options outstanding at December 31, 2012:
	Options outstanding			Options excercisable
Range of exercise prices	Number	Weighted average remaining contractual life (years)	Weighted average exercise price	Number	Weighted average exercise price

$19.67 - 28.42	73,126	2.16	$22.21	64,499	$22.55
$28.43 - 32.51	16,153	0.96	32.51	16,153	32.51
	89,279	2.60	24.08	80,652	24.55

TF FINANCIAL CORPORATION AND SUBSIDIARIES

NOTE 10 — BENEFIT PLANS (Continued)

The following table reflects information on the aggregate intrinsic value of options as well as cash receipts from option exercises:
	For the year ended December 31,
	2012	2011
	(in thousands)
Aggregate intrinsic value of
Options outstanding	$179	$133
Options exercisable	144	80
Options exercised	1	30
Cash receipts	7	211

The aggregate intrinsic value represents the total pre-tax intrinsic value (the difference between the Company’s closing stock price on the last trading day of the year and the exercise price, multiplied by the number of exercisable in-the-money options). The Company has a policy of issuing shares from treasury to satisfy share option exercises.

Stock-based compensation expense related to stock options resulted in a tax benefit of $9,000 and $11,000, for the year ended December 31, 2012 and 2011, respectively. There was $22,000 of total unrecognized compensation cost, net of estimated forfeitures, related to non-vested options under the stock option plans at December 31, 2012. That cost is expected to be recognized over a weighted average period of 10 months at December 31, 2012.

The following table provides information regarding the Company’s stock-based compensation expense associated with stock options and grants:
	For the year ended December 31,
	2012	2011
	(in thousands)
Stock-based compensation expense
Director fees	$149	$69
Stock grant expense	—	13
Stock option expense	27	32
Total stock-based compensation expense	$176	$114

TF FINANCIAL CORPORATION AND SUBSIDIARIES

NOTE 10 — BENEFIT PLANS (Continued)

The table below summarizes the changes in non-vested restricted stock for the year ended December 31, 2011. There were no stock grants during 2012.
	2011
	Number of shares	Weighted average grant price per share

Total non-vested restricted stock grants at January 1, 2011	700	$19.67
Restricted stock grant	—	—
Vesting of restricted stock	(700)	19.67
Forfeitures of restricted stock	—	—
Total non-vested restricted stock grants at December 31, 2011	—	$—

NOTE 11 — INCOME TAXES

 The components of income tax expense are summarized as follows:
	For the year ended December 31,
	2012	2011
	(in thousands)
Federal
Current	$524	$1,085
Charge in lieu of income tax relation to stock compensation	—	3
Deferred	1,194	(77)
	1,718	1,011
State and local – current	7	8
Income tax provision	$1,725	$1,019

The Company’s effective income tax rate was different than the statutory federal income tax rate as follows:
	For the year ended December 31,
	2012	2011

Statutory federal income tax	34.0%	34.0%
(Decrease) increase resulting from
Tax-exempt income	(10.3)	(14.0)
State tax, net of federal benefit	0.1	0.1
Other	0.5	0.4
	24.3%	20.5%

TF FINANCIAL CORPORATION AND SUBSIDIARIES

NOTE 11 — INCOME TAXES (Continued)

Deferred taxes are included as other liabilities in the accompanying consolidated balance sheets at December 31, 2012 and 2011, for the estimated future tax effects of differences between the financial statement and federal income tax bases of assets and liabilities according to the provisions of currently enacted tax laws. No valuation allowance was established at December 31, 2012 and 2011, in view of the Company’s ability to carry back to taxes paid in previous years and certain tax strategies, coupled with the anticipated future taxable income as evidenced by the Company’s earnings potential.

The Company’s net deferred tax liability was as follows:
	At December 31,
	2012	2011
	(in thousands)
Deferred tax assets
Deferred compensation	$138	$137
Allowance for loan losses, net	2,353	2,754
Stock compensation	78	106
Adjustment to record funded status of pension plan	1,462	1,497
Nonaccrual interest	333	336
Adjustment for real estate acquired thru foreclosure	20	182
Other	5	34
	$4,389	$5,046

Deferred tax liabilities
Accrued pension expense	$1,704	$1,444
Unrealized gain on securities available for sale	1,960	1,880
Prepaid expenses	151	180
Deferred loan costs	1,172	831
Amortization of goodwill	1,470	1,470
Other	296	296
	6,753	6,101
Net deferred tax liability	$(2,364)	$(1,055)

The Company files consolidated income tax returns on the basis of a calendar year. The Company is subject to income taxes in the U.S. federal jurisdiction, and various state and local jurisdictions, with the majority of activity residing in Pennsylvania. The statute of limitations for the federal return has expired on years prior to 2009. The expirations of the statutes of limitations related to the various state income tax returns that the Company and its subsidiaries file, vary by state, and are expected to expire over the term of 2013 through 2017. There are no material uncertain tax positions at December 31, 2012.

The Bank is not required to recapture approximately $5.7 million of its tax bad debt reserve, attributable to bad debt deductions taken by it prior to 1988, as long as the Bank continues to operate as a bank under federal tax law and does not use the reserve for any other purpose. The Bank has not recorded any deferred tax liability on this portion of its tax bad debt reserve. The tax that would be paid were the Bank ultimately required to recapture that portion of the reserve would amount to approximately $1.9 million.

TF FINANCIAL CORPORATION AND SUBSIDIARIES

NOTE 12 — REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the FDIC and the Pennsylvania Department of Banking.  Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements.  Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items, as calculated under regulatory accounting practices.  The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

The Bank’s actual capital amounts and ratios are presented in the following table:

	Actual		For capital adequacy purposes		To be well capitalized under prompt corrective action provision
	Amount	Ratio	Amount	Ratio	Amount	Ratio

At December 31, 2012
Tangible capital (to tangible assets)	$73,612	10.45%	$10,562	1.50%	$—	N/A
Core capital (to adjusted tangible assets)	73,612	10.45%	28,164	4.00%	35,206	5.00%
Tier 1 capital (to risk weighted assets)	73,612	16.63%	17,703	4.00%	26,555	6.00%
Total Risk	79,161	17.89%	35,407	8.00%	44,259	10.00%

At December 31, 2011
Tangible capital (to tangible assets)	69,144	10.21%	10,154	1.50%	—	N/A
Core capital (to adjusted tangible assets)	69,144	10.21%	27,078	4.00%	33,847	5.00%
Tier 1 capital (to risk weighted assets)	69,144	17.31%	15,976	4.00%	23,965	6.00%
Total Risk	74,147	18.56%	31,953	8.00%	39,941	10.00%

At December 31, 2012 and 2011, the Bank exceeded all regulatory requirements for classification as a “well-capitalized” institution. A “well-capitalized” institution must have risk-based capital of 10% and core capital of 5%. There are no conditions or events that have occurred that management believes have changed the Bank’s classification as a “well-capitalized” institution.

The Bank maintains a liquidation account for the benefit of eligible savings account holders who maintained deposit accounts in the Bank at the time the Bank converted to a stock form of ownership and who continue as depositors. The Bank may not declare or pay a cash dividend on or repurchase any of its common shares if the effect thereof would cause the Bank’s stockholders’ equity to be reduced below either the amount required for the liquidation account or the regulatory capital requirements for insured institutions.

TF FINANCIAL CORPORATION AND SUBSIDIARIES

NOTE 13 — FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are primarily commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the consolidated balance sheets when they become receivable or payable. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of the Bank’s involvement in particular classes of financial instruments.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Unless noted otherwise, the Company requires collateral to support financial instruments with credit risk.

Financial instruments, the contract amounts of which represent credit risk, are as follows:
	At December 31,
	2012	2011
	(in thousands)

Commitments to extend credit	$74,571	$67,435
Standby letters of credit	780	710
Loans sold with recourse	50	52
	$75,401	$68,197

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the borrower. Collateral held generally includes residential or commercial real estate.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

NOTE 14 — COMMITMENTS AND CONTINGENCIES

The Bank had optional commitments of $7.5 million and $5.3 million to sell mortgage loans to investors at December 31, 2012 and 2011, respectively.

The Bank leases branch facilities and office space for periods ranging up to ten years. These leases are classified as operating leases and contain options to renew for additional periods. Rental expense was approximately $554,000 and $574,000 for the years ended December 31, 2012 and 2011, respectively.

TF FINANCIAL CORPORATION AND SUBSIDIARIES

NOTE 14 — COMMITMENTS AND CONTINGENCIES (Continued)

The minimum annual rental commitments of the Bank under all noncancelable leases with terms of one year or more at December 31, 2012 are as follows:

Year ending December 31,	2012
(in thousands)
2013	$470
2014	399
2015	236
2016	168
2017	133
Thereafter	948
Total	$2,354

The Company has agreements with certain key executives that provide severance pay benefits if there is a change in control of the Company. The agreements will continue in effect until terminated or not renewed by the Company or key executives. Upon a change in control, the Company will make a lump-sum payment or continue to pay the key executives’ salaries per the agreements, and reimburse the executive for certain benefits for one year. The contingent liability under the agreements at December 31, 2012 was approximately $2.3 million.

From time to time, the Company and its subsidiaries are parties to routine litigation that arises in the normal course of business. In the opinion of management, the resolution of these lawsuits would not have a material adverse effect on the Company’s consolidated financial position or results of operations.

NOTE 15 — SIGNIFICANT CONCENTRATIONS OF CREDIT RISK

The Bank is principally engaged in originating and investing in one-to four-family residential real estate and commercial real estate loans in eastern Pennsylvania and New Jersey. The Bank offers both fixed and adjustable rates of interest on these loans that have amortization terms ranging to 30 years. The loans are generally originated or purchased on the basis of an 80% or less loan-to-value ratio, which has historically provided the Bank with more than adequate collateral coverage in the event of default. Nevertheless, the Bank, as with any lending institution, is subject to the risk that real estate values in the primary lending area will deteriorate, thereby potentially impairing underlying collateral values. However, management believes that weakened residential and commercial real estate values have been taken into consideration and that the loan loss allowances have been provided for in amounts commensurate with its current perception of the foregoing risks in the portfolio.

NOTE 16 — FAIR VALUE MEASUREMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS

The following tables present information about the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2012 and 2011. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement hierarchy has been established for inputs in valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The fair value hierarchy levels are summarized below:
·           Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.
·           Level 2 inputs are inputs that are observable for the asset or liability, either directly or indirectly.
·           Level 3 inputs are unobservable and contain assumptions of the party fair valuing the asset or liability.

TF FINANCIAL CORPORATION AND SUBSIDIARIES

NOTE 16 — FAIR VALUE MEASUREMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Determination of the appropriate level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement for the instrument or security. Assets and liabilities measured at fair value on a recurring basis segregated by fair value hierarchy level are summarized below:

				Balance as of
	Fair value hierarchy levels			December 31,
	Level 1	Level 2	Level 3	2012
	(in thousands)
Assets
Investment securities available for sale
State and political subdivisions	$—	$59,610	$—	$59,610
Residential mortgage-backed securities issued by quasi-governmental agencies	—	42,674	—	42,674
Total investment securities available for sale	$—	$102,284	$—	$102,284

Loans receivable, held for sale	$—	$706	$—	$706

				Balance as of
	Fair value hierarchy levels			December 31,
	Level 1	Level 2	Level 3	2011
	(in thousands)
Assets
Investment securities available for sale
U.S. Government and federal agencies	$—	$3,030	$—	$3,030
State and political subdivisions	—	55,091	—	55,091
Residential mortgage-backed securities issued by quasi-governmental agencies	—	47,494	—	47,494
Residential real estate mortgage-backed securities privately issued	—	8,888	—	8,888
Total investment securities available for sale	$—	$114,503	$—	$114,503

Loans receivable, held for sale	$—	$488	$—	$488

Investment and mortgage-backed securities available for sale are valued primarily by a third party pricing agent. U.S. Government and federal agency securities are primarily priced through a multidimensional relational model, a Level 2 hierarchy, which incorporates dealer quotes and other market information including, defined sector breakdown, benchmark yields, base spread, yield to maturity, and corporate actions. State and political subdivision securities are also valued within the Level 2 hierarchy using inputs with a series of matrices that reflect benchmark yields, ratings updates, and spread adjustments. Mortgage-backed securities include FHLMC, GNMA, and FNMA certificates and privately issued real estate mortgage investment conduits which are valued under a Level 2 hierarchy using a matrix correlation to benchmark yields, spread analysis, and prepayment speeds.

TF FINANCIAL CORPORATION AND SUBSIDIARIES

NOTE 16 — FAIR VALUE MEASUREMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Assets and liabilities measured at fair value on a nonrecurring basis segregated by fair value hierarchy level are summarized below:
				Balance as of
	Fair value hierarchy levels			December 31,
	Level 1	Level 2	Level 3	2012
Impaired loans	$—	$—	$6,533	$6,533
Real estate acquired through foreclosure	—	—	7,282	7,282
Mortgage servicing rights	—	956	—	956

The following table presents additional quantitative information about assets measured at fair value on a nonrecurring basis and for which the Bank has utilized Level 3 inputs to determine fair value at December 31, 2012:
	Fair value	Valuation	Unobservable	Range of
Description	estimate	technique	Input	inputs
	(in thousands)

Impaired loans	$6,533	Appraisal of collateral (1)	Discount rate to reflect current market conditions and ultimate recoverability	5%-15%
Real estate acquired through foreclosure	7,282	Appraisal of collateral (1)	Discount rate to reflect current market conditions and liquidation expenses	5%-20%

(1)	Appraisals may be adjusted by management for qualitative factors such as economic conditions and estimated liquidation expenses.

The fair value of impaired loans is generally determined through independent appraisals of the underlying collateral, which generally include Level 3 inputs that are not identifiable. Appraisals may be adjusted by management for qualitative factors such as economic conditions and estimated liquidation expenses. Impaired loans are evaluated and valued while the loan is identified as impaired, at the lower of the recorded investment in the loan or fair value. The range and weighted average of liquidation expenses are presented as a percent of the appraised value. The significant unobservable inputs used in the fair value measurements of the Company’s impaired loans using discounted cash flow valuation technique include temporary changes in payment amounts and the probability of default. Significant increases (decreases) in payment amounts would result in significantly higher (lower) fair value measurements.  The probability of default is 0% for impaired loans using the discounted cash flow valuation technique because all defaulted impaired loans are valued using the appraisal of collateral valuation technique.

TF FINANCIAL CORPORATION AND SUBSIDIARIES

NOTE 16 — FAIR VALUE MEASUREMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Real estate acquired through foreclosure is initially valued at the lower of the recorded investment in the loan or fair value at foreclosure and subsequently adjusted for further decreases in market value, if necessary. Fair value is determined by using the value of the real estate acquired through foreclosure based on appraisals prepared by qualified independent licensed appraisers contracted by the Company to perform the assessment and is therefore classified as a Level 3 hierarchy.

Assets measured at fair value on a nonrecurring basis segregated by fair value hierarchy level at December 31, 2011 are summarized below:

				Balance as of
	Fair value hierarchy levels			December 31,
	Level 1	Level 2	Level 3	2011
Impaired loans	$—	$—	$8,091	$8,091
Real estate acquired through foreclosure	—	—	11,730	11,730
Mortgage servicing rights	—	763	—	763

The Company retains a qualified valuation service to calculate the amortized cost and to determine the fair value of the mortgage servicing rights. The valuation service utilizes discounted cash flow analyses adjusted for prepayment speeds, market discount rates and conditions existing in the secondary servicing market. Hence, the fair value of mortgage servicing rights is deemed a Level 2 hierarchy. The amortized cost basis of the Company’s mortgage servicing rights was $1.3 million and $1.0 million at December 31, 2012 and 2011, respectively. The fair value of the mortgage servicing rights was $956,000 and $763,000 at December 31, 2012 and 2011, respectively.

In addition to financial instruments recorded at fair value in the Company’s financial statements, disclosure of the estimated fair value of all of an entity’s assets and liabilities considered to be financial instruments is also required. For the Bank, as for most financial institutions, the majority of its assets and liabilities are considered financial instruments. However, many such instruments lack an available trading market as characterized by a willing buyer and willing seller engaging in an exchange transaction. Also, it is the Company’s general practice and intent to hold its financial instruments to maturity and to not engage in trading or significant sales activities. For fair value disclosure purposes, the Company substantially utilized the established fair value measurement hierarchy.

Changes in the assumptions or methodologies used to estimate fair values may materially affect the estimated amounts. In addition, there may not be reasonable comparability between institutions due to the wide range of permitted assumptions and methodologies in the absence of active markets. This lack of uniformity gives rise to a high degree of subjectivity in estimating financial instrument fair values.

TF FINANCIAL CORPORATION AND SUBSIDIARIES

NOTE 16 — FAIR VALUE MEASUREMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Fair values have been estimated using data which management considered the best available, as generally provided by estimation methodologies deemed suitable for the pertinent category of financial instrument. The recorded carrying amounts and fair values segregated by fair value hierarchy level at December 31, 2012 are summarized below:
	Carrying	Fair	Fair value hierarchy levels
	value	value	Level 1	Level 2	Level 3
Assets	(in thousands)
Cash and cash equivalents	$31,137	$31,137	$31,137	$—	$—
Investment securities	59,610	59,610	—	59,610	—
Mortgage-backed securities	44,639	44,945	—	44,945	—
Loans receivable	527,426	539,665	—	706	538,959

Liabilities
Deposits with stated maturities	$171,417	$175,025	$—	$—	$175,025
Deposits with no stated maturities	388,898	388,898	388,898	—	—
Borrowings with stated maturities	60,656	60,939	—	—	60,939

The recorded carrying amounts and fair values at December 31, 2011 are summarized below:
	At December 31, 2011
	Carrying value	Fair value
	(in thousands)
Assets
Cash and cash equivalents	$14,928	$14,928
Investment securities	58,121	58,121
Mortgage-backed securities	58,970	59,310
Loans receivable	494,613	516,359

Liabilities
Deposits with stated maturities	$181,074	$183,306
Deposits with no stated maturities	370,214	370,214
Borrowings with stated maturities	46,908	48,092

The fair value of cash and cash equivalents equals historical book value. The fair value of investment and mortgage-backed securities is described and presented under fair value measurement guidelines as discussed earlier.

TF FINANCIAL CORPORATION AND SUBSIDIARIES

NOTE 16 — FAIR VALUE MEASUREMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The fair value of loans receivable has been estimated using the present value of cash flows, discounted at the approximate current market rates, and giving consideration to estimated prepayment risk. Loans receivable also includes loans receivable held for sale.

The fair value of deposits and borrowings with stated maturities has been estimated using the present value of cash flows, discounted at rates approximating current market rates for similar liabilities. Fair value of deposits and borrowings with floating interest rates is generally presumed to approximate the recorded carrying amounts.

The fair value of deposits with no stated maturities is generally presumed to approximate the carrying amount (the amount payable on demand). The fair value of deposits with floating interest rates is generally presumed to approximate the recorded carrying amounts.

The Bank’s remaining assets and liabilities are not considered financial instruments. No disclosure of the relationship value of the Bank’s depositors or customers is required.

NOTE 17 — SERVICE FEES, CHARGES AND OTHER OPERATING INCOME AND OTHER OPERATING EXPENSE
	For the year ended December 31,
	2012	2011
	(in thousands)
Service fees, charges and other operating income
Loan servicing fees, net	$139	$25
Late charge income	117	110
Deposit service charges	581	666
Debit card income	539	512
Other income	395	385
	$1,771	$1,698

Other operating expense
Insurance and surety bond	$178	$192
Office supplies	184	164
Loan expense	228	310
Debit card and ATM expense	272	245
Postage	246	231
Telephone	288	261
Supervisory examination fees	73	169
Other expenses	578	625
	$2,047	$2,197

TF FINANCIAL CORPORATION AND SUBSIDIARIES

NOTE 18 — EARNINGS PER SHARE

The following tables set forth the reconciliation of the numerators and denominators of the basic and diluted earnings per share computations:
	For the year ended December 31, 2012
		Weighted
		average
	Income	shares	Per share
	(numerator)	(denominator)	Amount
	(dollars in thousands, except share data)
Basic earnings per share
Income available to common stockholders	$5,383	2,726,133	$1.97
Effect of dilutive securities
Stock compensation plans	—	3,629	—

Diluted earnings per share
Income available to common stockholders plus effect of dilutive securities	$5,383	2,729,762	$1.97

There were options to purchase 42,462 shares of common stock at a price at a range of $23.53 to $32.51 per share which were outstanding during 2012 that were not included in the computation of diluted earnings per share because the options’ exercise prices were greater than the average market price of the common shares.
	For the year ended December 31, 2011
		Weighted
		average
	Income	shares	Per share
	(numerator)	(denominator)	Amount
	(dollars in thousands, except share data)
Basic earnings per share
Income available to common stockholders	$3,929	2,702,200	$1.45
Effect of dilutive securities
Stock compensation plans	—	510	—

Diluted earnings per share
Income available to common stockholders plus effect of dilutive securities	$3,929	2,702,710	$1.45

There were options to purchase 62,057 shares of common stock at a price at a range of $23.53 to $32.51 per share which were outstanding during 2011 that were not included in the computation of diluted earnings per share because the options’ exercise prices were greater than the average market price of the common shares.

TF FINANCIAL CORPORATION AND SUBSIDIARIES

NOTE 19 — CONDENSED FINANICAL INFORMATION - PARENT COMPANY ONLY

Condensed financial information for TF Financial Corporation (parent company only) follows:
BALANCE SHEETS

	At December 31,
	2012	2011
	(in thousands)
ASSETS
Cash	$2,031	$1,414
Investment in 3rd Fed	78,032	73,117
Investment in Penns Trail Development	1,077	1,087
Notes receivable ESOP	1,208	1,352
Other assets	723	465
Total assets	$83,071	$77,435

LIABILITIES AND STOCKHOLDERS’ EQUITY
Total liabilities	$126	$27
Stockholders’ equity	82,945	77,408
Total liabilities and stockholders’ equity	$83,071	$77,435

STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the year ended December 31,
	2012	2011
	(in thousands)
INCOME
Equity in earnings of subsidiaries	$5,963	$4,432
Interest and dividend income	22	6
Total income	5,985	4,438
EXPENSES
Other	602	509
Total expenses	602	509
NET INCOME	5,383	3,929
Total other comprehensive income (2)	224	135
Total comprehensive income	$5,607	$4,064
________________
(2)	See Consolidated Statements of Comprehensive Income for other comprehensive income detail.

TF FINANCIAL CORPORATION AND SUBSIDIARIES

NOTE 19 — CONDENSED FINANICAL INFORMATION - PARENT COMPANY ONLY (Continued)

STATEMENTS OF CASH FLOWS

	For the year ended December 31,
	2012	2011
	(in thousands)
Cash flows from operating activities
Net income	$5,383	$3,929
Adjustments to reconcile net income to net cash used in operating activities
Stock compensation plans	176	114
Equity in earnings of subsidiaries	(5,963)	(4,432)
Net change in assets and liabilities	(16)	(300)
Net cash used in operating activities	(420)	(689)

Cash flows from investing activities
Capital distribution from subsidiaries	1,600	1,548
Net cash provided by investing activities	1,600	1,548

Cash flows from financing activities
Common stock dividends paid	(543)	(534)
Treasury stock acquired	—	(122)
Exercise of stock options	7	211
Deferred tax adjustment arising from stock compensation	(27)	—
Tax benefit arising from stock compensation	—	3
Net cash used in financing activities	(563)	(442)
NET INCREASE IN CASH	617	417
Cash at beginning of year	1,414	997
Cash at end of year	$2,031	$1,414

NOTE 20 — MERGERS AND ACQUISITIONS

On December 28, 2012, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Roebling Financial Corp, Inc. (“Roebling”), the parent company of Roebling Bank, under which the Company will acquire Roebling for approximately $14.5 million in stock and cash.

Under the terms of the Merger Agreement, Roebling will merge with and into the Company (the “Merger”) after which Roebling Bank will merge with and into 3rd Fed.  Each outstanding share of Roebling common stock will be converted into the right to receive $8.60 per share or 0.3640 shares of the Company’s common stock, at the election of Roebling shareholders, subject to proration.  The aggregate cash consideration to be paid pursuant to the Merger Agreement must not exceed 50% of the total merger consideration (including any cash paid in connection with shares held by the employee stock ownership plan and not allocated to participant accounts). Cash will be paid in lieu of fractional shares at a value based on the average closing sale price of the Company’s common stock for the twenty trading days immediately prior to the closing date.

In the event of a greater than 15% decline in market value of the Company’s common stock immediately prior to the announcement of the Merger, which percentage decline exceeds any decline in the NASDAQ Bank Index

TF FINANCIAL CORPORATION AND SUBSIDIARIES

NOTE 20 — MERGERS AND ACQUISITIONS (Continued)

from its starting point by more than 15%, Roebling may be able to terminate the Merger Agreement unless the Company increases the number of shares into which Roebling common stock may be converted.

The Merger is intended to qualify as a tax-free reorganization for federal income tax purposes.  As a result, the shares of Roebling exchanged for the Company’s shares will be transferred on a tax-free basis.   The Merger is expected to close during the second or third quarter of 2013.  If the Merger is not consummated under certain circumstances, Roebling has agreed to pay the Company a termination fee of $650,000.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(Unaudited)
(In thousands, except share and per share data)
	December 31,	September 30,
	2012	2012
Assets

Cash and due from banks	$874	$760
Interest-bearing deposits	1,426	4,021
Total cash and cash equivalents	2,300	4,781

Securities available for sale	47,051	44,001
Securities held to maturity	85	89
Loans receivable, net	105,413	106,001
Real estate owned	-	444
Accrued interest receivable	462	470
Federal Home Loan Bank of New York stock, at cost	662	879
Premises and equipment	3,153	3,150
Other assets	1,982	1,978
Total assets	$161,108	$161,793

Liabilities and Stockholders' Equity

Liabilities

Deposits	$133,288	$128,904
Borrowed funds	8,825	13,650
Advances from borrowers for taxes and insurance	573	604
Other liabilities	1,608	1,740
Total liabilities	144,294	144,898

Stockholders' equity

Serial preferred stock, $0.10 par value; 5,000,000 shares authorized;
none issued	-	-
Common stock; $0.10 par value; 20,000,000 shares authorized;
1,718,473 issued	171	171
Additional paid-in-capital	10,269	10,277
Treasury stock; 31,946 shares, at cost	(190)	(190)
Unallocated employee stock ownership plan shares	(136)	(155)
Unallocated restricted stock plan shares	(95)	(96)
Deferred compensation obligation	318	318
Stock purchased for deferred compensation plan	(318)	(318)
Retained earnings - substantially restricted	6,122	6,068
Accumulated other comprehensive income (loss):
Unrealized gain on securities available for sale, net of tax	779	929
Defined benefit plan, net of tax	(106)	(109)
Total stockholders' equity	16,814	16,895

Total liabilities and stockholders' equity	$161,108	$161,793

See notes to unaudited consolidated financial statements.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(Unaudited)
(In thousands, except per share data)
	For the Three Months Ended
	December 31,
	2012	2011
Interest income:
Loans receivable	$1,241	$1,341
Securities	264	293
Other interest-earning assets	8	7
Total interest income	1,513	1,641

Interest expense:
Deposits	249	341
Borrowed funds	43	49
Total interest expense	292	390

Net interest income before provision for loan losses	1,221	1,251
Provision for loan losses	0	0
Net interest income after provision for loan losses	1,221	1,251

Non-interest income:
Loan fees	22	18
Account servicing and other	105	99
Gain on sale of loans	16	7
Total non-interest income	143	124

Non-interest expense:
Compensation and benefits	594	562
Occupancy and equipment	119	118
Service bureau and data processing	140	141
Federal deposit insurance premiums	52	55
Real estate owned expense, net	(143)	108
Other expense	440	225
Total non-interest expense	1,202	1,209

Income before income tax	162	166
Income tax	108	59
Net income	54	107

Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on securities available for sale, net of tax	(150)	8
Adjustment to minimum pension liability	3	3
Comprehensive income (loss)	$(93)	$118

Earnings per common share:
Basic	$0.03	$0.06
Diluted	$0.03	$0.06

Weighted average number of shares outstanding:
Basic	1,669	1,660
Diluted	1,669	1,660

See notes to unaudited consolidated financial statements.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(Unaudited)
(In thousands)

		Additional		Unallocated	Unallocated	Deferred	Common Stock for		Accumulated Other
	Common	Paid-in	Treasury	ESOP	RSP	Compensation	Deferred	Retained	Comprehensive
	Stock	Capital	Stock	Shares	Shares	Obligation	Compensation	Earnings	Income	Total

Balance at
September 30, 2012	$171	$10,277	$(190)	$(155)	$(96)	$318	$(318)	$6,068	$820	$16,895

Net income for the
three months ended
December 31, 2012	-	-	-	-	-	-	-	54	-	54

Amortization of
ESOP shares	-	(8)	-	19	-	-	-	-	-	11

Change in unrealized
gain on securities
available for sale,
net of tax	-	-	-	-	-	-	-	-	(150)	(150)

Allocation of
RSP shares	-	-	-	-	1	-	-	-	-	1

Adjustment to
mimimum pension
liability, net of tax	-	-	-	-	-	-	-	-	3	3

Balance at
December 31, 2012	$171	$10,269	$(190)	$(136)	$(95)	$318	$(318)	$6,122	$673	$16,814

See notes to unaudited consolidated financial statements.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(In thousands)
	For the Three Months Ended
	December 31,
	2012	2011
Cash flows from operating activities:
Net income	$54	$107
Adjustments to reconcile net income to cash provided by
operating activities:
Depreciation	33	28
Amortization of premiums and discounts, net	19	13
Amortization of deferred loan fees and costs, net	1	2
Provision for losses on real estate owned	-	95
Gain on sale of real estate owned, net	(149)	(2)
Originations of loans held for sale, net of repayments	(941)	(1,637)
Gain on sale of loans	(16)	(7)
Proceeds from sale of loans held for sale	1,107	1,644
Gain on disposition of premises and equipment	-	(4)
Decrease in other assets	94	125
Decrease (increase) in accrued interest receivable	8	(9)
(Decrease) increase in other liabilities	(128)	100
Amortization/allocation of ESOP and RSP	12	6
Net cash provided by operating activities	94	461

Cash flows from investing activities:
Purchase of securities available for sale	(7,992)	(6,021)
Proceeds from payments and maturities of securities available for sale	4,673	6,387
Proceeds from payments and maturities of securities held to maturity	4	3
Loan payments (disbursements), net	437	(1,522)
Proceeds from sale of real estate owned	594	246
Redemption (purchase) of Federal Home Loan Bank stock	217	(214)
Purchase of premises and equipment	(37)	(6)
Proceeds from sale of premises and equipment	-	4
Net cash used in investing activities	(2,104)	(1,123)

Cash flows from financing activities:
Net increase (decrease) in deposits	4,385	(4,449)
Net (decrease) increase in short-term borrowed funds	(4,825)	5,755
Repayment of long-term borrowed funds	-	(1,000)
(Decrease) increase in advance payments by borrowers for taxes
and insurance	(31)	48
Net cash (used in) provided by financing activities	(471)	354

Net decrease in cash and cash equivalents	(2,481)	(308)
Cash and cash equivalents at beginning of period	4,781	3,828
Cash and cash equivalents at end of period	$2,300	$3,520

Supplemental Disclosures of Cash Flow Information:
Cash paid for:
Interest on deposits and borrowed funds	$292	$390
Income taxes	-	-

Transfers to real estate owned	-	14

See notes to unaudited consolidated financial statements.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements of Roebling Financial Corp, Inc. (the “Company”) have been prepared in accordance with the instructions for Form 10-Q.  Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.  However, such information presented reflects all adjustments (consisting solely of normal recurring adjustments) which are, in the opinion of the Company’s management, necessary for a fair statement of results for the interim period.

The results of operations for the three months ended December 31, 2012, are not necessarily indicative of the results to be expected for the year ending September 30, 2013, or any other future interim period.  The unaudited consolidated financial statements and notes thereto should be read in conjunction with the audited financial statements and notes thereto for the year ended September 30, 2012 included in the Company’s Annual Report on Form 10-K.

NOTE 2 – EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income for the period by the weighted average number of shares of common stock outstanding, adjusted for unearned shares of the Employee Stock Ownership Plan (“ESOP”).  Diluted earnings per share is computed by adjusting the weighted average number of shares of common stock outstanding to include the effect of outstanding stock options and compensation grants, if dilutive, using the treasury stock method.

The following is a summary of the Company’s earnings per share calculations:
	Three Months Ended
	December 31,
	2012	2011

Net income	$54,242	$107,018

Weighted average common shares
outstanding for computation of
basic EPS (1)	1,669,370	1,660,220

Common-equivalent shares due to
the dilutive effect of stock options
and RSP awards	-	-

Weighted-average common shares
for computation of diluted EPS	1,669,370	1,660,220

Earnings per common share:
Basic	$0.03	$0.06
Diluted	$0.03	0.06

(1) Excludes unallocated ESOP shares

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

NOTE 3 – SECURITIES AVAILABLE FOR SALE

	December 31, 2012
	Amortized	Gross Unrealized		Estimated
	Cost	Gains	Losses	Fair Value

Investment Securities
U.S. Government and Agency Securities:
Due after one year through five years	$6,000,000	$86,960	$-	$6,086,960
Due after five years through ten years	18,872,512	166,437	20,170	19,018,779

Marketable Equity Securities	2,888	-	2,784	104

Residential Mortgage-backed Securities	20,878,801	1,066,862	-	21,945,663

	$45,754,201	$1,320,259	$22,954	$47,051,506

	September 30, 2012
	Amortized	Gross Unrealized		Estimated
	Cost	Gains	Losses	Fair Value

Investment Securities
U.S. Government and Agency Securities:
Due within one year	$1,000,000	$2,460	$-	$1,002,460
Due after one year through five years	$5,000,000	$96,260	-	5,096,260
Due after five years through ten years	13,881,488	190,592	-	14,072,080

Marketable Equity Securities	2,888	-	2,776	112

Residential Mortgage-backed Securities	22,569,487	1,260,351	-	23,829,838

	$42,453,863	$1,549,663	$2,776	$44,000,750

There were no sales of investment securities or mortgage-backed securities during the three months ended December 31, 2012.

The following tables provide a summary of securities available for sale which were in an unrealized loss position at December 31, 2012 and September 30, 2012.  Approximately $2,800 or 12% and $2,800 or 100% of the unrealized loss as of December 31, 2012 and September 30, 2012, respectively, was comprised of securities in a continuous loss position for twelve months or more.  Unrealized losses on government and agency and mortgage-backed debt securities are caused primarily by changes in market interest rates.  The Company does not intend to sell these securities and it is not likely that we would be required to sell them before recovery of the amortized cost basis.

	December 31, 2012
	Under One Year		One Year or More
		Gross		Gross
	Estimated	Unrealized	Estimated	Unrealized
	Fair Value	Loss	Fair Value	Loss

U.S. Government and Agency Securities	$3,979,830	$20,170	$-	$-
Marketable Equity Securities	-	-	104	2,784

Total available for sale	$3,979,830	$20,170	$104	$2,784

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

NOTE 3 – SECURITIES AVAILABLE FOR SALE (Cont'd)

	September 30, 2012
	Under One Year		One Year or More
		Gross		Gross
	Estimated	Unrealized	Estimated	Unrealized
	Fair Value	Loss	Fair Value	Loss

Marketable Equity Securities	$-	$-	$112	$2,776

Total available for sale	$-	$-	$112	$2,776

NOTE 4 – SECURITIES HELD TO MATURITY

	December 31,	September 30,
	2012	2012

Residential Mortgage-backed Securities:
Amortized cost	$84,926	$88,653
Gross unrealized gains	2,603	2,910
Gross unrealized losses	-	-

Estimated fair value	$87,529	$91,563

NOTE 5 – LOANS RECEIVABLE, NET

The Company has segmented its loans into three portfolio segments of residential, commercial purpose and consumer.  It has further disaggregated these segments into additional classes of loans.  The residential portfolio segment includes loans to consumers, secured by one-to-four family residential properties that are generally owner-occupied.  This portfolio segment includes two classes, mortgage loans and home equity loans.  Commercial purpose loans are one segment and one class of receivable.  These are loans made to individuals and businesses for business purposes.  They are generally collateralized by commercial real estate, residential properties (one-to-four or multifamily), land or business assets, and may be provided for permanent or construction financing.  The consumer portfolio segment includes non-mortgage loans to individuals for consumer purposes.  They are further categorized into three classes, including account loans, unsecured loans and other loans.

The following tables reflect the aging and accrual status of our loan portfolio by portfolio segment and class as of December 31, 2012 and September 30, 2012.

	Past Due					Total
	30-59	60-89	90+			Loans	Non-	90 + and
December 31, 2012	Days	Days	Days	Total	Current	Receivable	accrual	Accruing
				(In thousands)
Residential:
Mortgage	$-	$-	$490	$490	$55,483	$55,973	$524	$-
Home equity	112	-	183	295	26,472	26,767	184	-
Commercial purpose	-	-	900	900	22,925	23,825	840	191
Consumer:
Account loans	-	-	-	-	38	38	-	-
Unsecured	-	-	-	-	86	86	-	-
Other	-	-	-	-	36	36	-	-
	$112	$-	$1,573	$1,685	$105,040	$106,725	$1,548	$191

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

NOTE 5 – LOANS RECEIVABLE, NET (Cont'd)

	Past Due					Total
	30-59	60-89	90+			Loans	Non-	90 + and
September 30, 2012	Days	Days	Days	Total	Current	Receivable	accrual	Accruing
				(In thousands)
Residential:
Mortgage	$-	$-	$528	$528	$56,084	$56,612	$528	$-
Home equity	-	22	165	187	26,368	26,555	165	-
Commercial purpose	-	-	1,037	1,037	22,938	23,975	846	191
Consumer:
Account loans	-	-	-	-	40	40	-	-
Unsecured	-	-	-	-	79	79	-	-
Other	-	-	-	-	42	42	-	-
	$-	$22	$1,730	$1,752	$105,551	$107,303	$1,539	$191

One of the primary methods used by the Company as an indicator of the credit quality of its residential and commercial purpose portfolios is the regulatory classification system. For the consumer portfolio segment, payment performance is the Company’s primary indicator of credit quality. Under the regulatory classification system, assets are classified as “pass,” “special mention,” “substandard,” “doubtful,” or “loss.”  A pass asset is considered of sufficient quality to preclude a special mention or adverse rating.  Pass assets generally are well protected by the current net worth and paying capacity of the obligor or by the value of the underlyng asset.  “Special mention” assets do not expose an institution to sufficient risk to warrant adverse classification, but have potential weaknesses that deserve management’s close attention.  An asset is considered substandard if it is inadequately protected by the current equity and paying capacity of the obligor or of the collateral pledged, if any. Substandard assets include those characterized by the “distinct possibility” that the insured institution will sustain “some loss” if the deficiencies are not corrected. Assets classified as doubtful have all of the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses present make “collection or liquidation in full,” on the basis of currently existing facts, conditions, and values, “highly questionable and improbable.”  Assets classified as loss are those considered “uncollectible” and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. The following tables reflect the credit quality indicators by portfolio segment and class, as of December 31, 2012 and September 30, 2012:

Credit Risk Profile by Classification:
	Residential Mortgage		Home Equity		Commercial Purpose
	December 31,	September 30,	December 31,	September 30,	December 31,	September 30,
(In thousands)	2012	2012	2012	2012	2012	2012

Pass	$53,273	$54,636	$26,473	$26,247	$16,854	$15,664
Special mention	2,176	1,448	129	143	3,717	4,790
Substandard	524	528	125	145	3,008	3,280
Doubtful	-	-	-	-	-	-
Loss	-	-	40	20	246	241
Total	$55,973	$56,612	$26,767	$26,555	$23,825	$23,975

Credit Risk Profile by Performance:
	Consumer
	Account Loans		Consumer Unsecured		Other Consumer
	December 31,	September 30,	December 31,	September 30,	December 31,	September 30,
(In thousands)	2012	2012	2012	2012	2012	2012

Performing	$38	$40	$86	$79	$36	$42
Non-performing	-	-	-	-	-	-
Total	$38	$40	$86	$79	$36	$42

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

NOTE 5 – LOANS RECEIVABLE, NET (Cont'd)
Additional information about impaired loans, by portfolio segment and class, is as follows:

	As of December 31, 2012			As of September 30, 2012
		Unpaid			Unpaid
	Recorded	Principal	Related	Recorded	Principal	Related
(In thousands)	Investment	Balance	Allowance	Investment	Balance	Allowance

With no related allowance:
Residential
Mortgage	$-	$-		$-	$-
Home equity	29	29		93	93
Commercial purpose	1,114	1,114		1,119	1,119
	1,143	1,143		1,212	1,212

With a related allowance:
Residential
Mortgage	-	-	$-	-	-	$-
Home equity	136	136	40	72	72	20
Commercial purpose	1,004	1,004	336	1,004	1,004	331
	1,140	1,140	376	1,076	1,076	351

Total:
Residential
Mortgage	-	-	-	-	-	-
Home equity	165	165	40	165	165	20
Commercial purpose	2,118	2,118	336	2,123	2,123	331
Total impaired	$2,283	$2,283	$376	$2,288	$2,288	$351

	For the Three Months Ended
	December 31, 2012		December 31, 2011
	Average	Interest	Average	Interest
	Recorded	Income	Recorded	Income
(In thousands)	Investment	Recognized	Investment	Recognized

With no related allowance:
Residential
Mortgage	$-	$-	$-	$-
Home equity	29	-	136	-
Commercial purpose	1,115	16	1,360	22
	1,144	16	1,496	22

With a related allowance:
Residential
Mortgage	-	-	-	-
Home equity	136	-	-	-
Commercial purpose	1,004	3	506	2
	1,140	3	506	2

Total:
Residential
Mortgage	-	-	-	-
Home equity	165	-	136	-
Commercial purpose	2,119	19	1,866	24
Total impaired	$2,284	$19	$2,002	$24

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

NOTE 5 – LOANS RECEIVABLE, NET (Cont'd)

An analysis of the allowance for loan losses and the related loans receivable balances at or for the three months ended December 31, 2012 and 2011 is as follows:

		Commercial
	Residential	Purpose	Consumer	Unallocated	Total
December 31, 2012	(In thousands)

Allowance for loan losses:

Beginning balance	$250	$986	$2	$92	$1,330
Provision for loan losses	20	(24)	-	4	-
Charge-offs	-	-	-	-	-
Recoveries	-	3	-	-	3
Ending Balance	$270	$965	$2	$96	$1,333

Ending balance, allowance for loan losses:

Loans individually evaluated for impairment	$40	$336	$-	$-	$376
Loans collectively evaluated for impairment	230	629	2	96	957
Total	$270	$965	$2	$96	$1,333

Related loan receivable balance:

Loans individually evaluated for impairment	$165	$2,118	$-		$2,283
Loans collectively evaluated for impairment	82,575	21,707	160		104,442
Total	$82,740	$23,825	$160		$106,725

		Commercial
	Residential	Purpose	Consumer	Unallocated	Total
December 31, 2011	(In thousands)

Allowance for loan loss activity:

Beginning balance	$216	$982	$3	$103	$1,304
Provision for loan losses	5	5	-	(10)	-
Charge-offs	-	-	-	-	-
Recoveries	-	3	-	-	3
Ending Balance	$221	$990	$3	$93	$1,307

Ending balance, allowance for loan losses:

Loans individually evaluated for impairment	$-	$233	$-	$-	$233
Loans collectively evaluated for impairment	221	757	3	93	1,074
Total	$221	$990	$3	$93	$1,307

Related loan receivable balance:

Loans individually evaluated for impairment	$126	$1,783	$-		$1,909
Loans collectively evaluated for impairment	84,915	24,388	183		109,486
Total	$85,041	$26,171	$183		$111,395

NOTE 6 – BENEFIT PLANS

Stock Option Plan

The Company has stock option plans (“Plans”) which authorize the issuance of up to 168,746 shares upon the exercise of stock options that may be awarded to officers, directors, key employees, and other persons providing

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

NOTE 6 – BENEFIT PLANS (Cont'd)

services to the Company.  Shares issued on the exercise of options may be authorized but unissued shares, treasury shares or shares acquired on the open market.  The options granted under the Plans constitute either Incentive Stock Options or Non-Incentive Stock Options.  The options are granted at an exercise price equal to the fair market value of the Company’s common stock on the date of grant and expire not more than 10 years after the date of grant.  At December 31, 2012, there were 26,434 shares remaining for future option awards.  There was no activity under the Plans for the three months ended December 31, 2012.

The following table summarizes all options outstanding as of December 31, 2012, all of which are exercisable:

Number	Exercise	Remaining
of Shares	Price	Contractual Life

54,642	$10.000	3.1 years
38,400	12.725	3.7 years

93,042	$11.125	3.3 years

No stock option expense was recorded in the three months ended December 31, 2012 or 2011 because all options were previously fully vested.

Restricted Stock Plan

The Company has restricted stock plans (“Plans”) which provide for the award of shares of restricted stock to directors, officers and employees.  The Plans provide for the purchase of 67,496 shares of common stock in the open market to fund such awards.  All of the Common Stock to be purchased by the Plans is purchased at the fair market value on the date of purchase.  Awards under the Plans are made in recognition of expected future services to the Company by its directors, officers, and key employees responsible for implementation of the policies adopted by the Company’s Board of Directors and as a means of providing a further retention incentive.  Compensation expense on Plan shares is recognized over the vesting periods based on the market value of the stock on the date of grant.  Recipients of awards receive compensation payments equal to dividends paid prior to the date of vesting within 30 days of each dividend payment date.  As of December 31, 2012, there were 22,448 shares remaining for future awards.  Compensation expense for the Plans was approximately $800 for the three months ended December 31, 2012, compared to $300 for the same 2011 period.

The following table summarizes changes in unvested shares for the three months ended December 31, 2012:

Weighted
Average
	Number	Grant Date
	of Shares	Fair Value

Outstanding September 30, 2012	557	$5.750
Granted	-	-
Vested	(557)	5.750
Forfeited	-	-

Outstanding December 31, 2012	-	$-

Employee Stock Ownership Plan

Effective upon the consummation of the Bank’s initial stock offering, an Employee Stock Ownership Plan ("ESOP") was established for all eligible employees who have completed a twelve-month period of employment with the Bank and at least 1,000 hours of service, and have attained the age of 21.  The ESOP used $156,800 in proceeds from a term loan to purchase 62,149 shares of Bank common stock during the stock offering.  In fiscal 2004, the ESOP purchased 72,861 shares of common stock in the second-step conversion with the proceeds of a $776,000 loan from

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

NOTE 6 – BENEFIT PLANS (Cont'd)

the Company, which has a 10-year term and an interest rate of 4.75%.  $47,000 of the proceeds was used to payoff the prior outstanding debt.

Shares purchased with the loan proceeds were initially pledged as collateral for the loans and are held in a suspense account for future allocation among participants.  Contributions to the ESOP and shares released from the suspense account are in an amount proportional to the loan repayment. Shares are allocated among the participants on the basis of compensation, as described by the ESOP, in the year of allocation.

The ESOP is accounted for in accordance with Accounting Standards Codification (“ASC”) Topic 718.  The ESOP shares pledged as collateral are reported as unallocated ESOP shares in the statements of financial condition.  As shares are committed to be released from collateral, the Bank reports compensation expense equal to the current market price of the shares, and the shares become outstanding for basic net income per common share computations. ESOP compensation expense was approximately $11,200 and $7,400 for the three months ended December 31, 2012 and 2011, respectively.

NOTE 7 – FAIR VALUE MEASUREMENTS

On October 1, 2008, the Company adopted the FASB guidance on fair value measurements, codified into ASC Topic 820, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The guidance applies to other accounting pronouncements that require or permit fair value measurements.  ASC Topic 820 clarifies that fair value is the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, rather than an entry price that would be paid to acquire an asset or liability. It also establishes a fair value hierarchy that distinguishes between  assumptions developed based on market data obtained from independent sources (observable inputs), and assumptions developed based on the best information available in the circumstances (unobservable inputs).  The fair value hierarchy levels are summarized as follows:
Level 1:	Quoted prices in active markets for identical assets or liabilities.

Level 2:	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or observable market data.

Level 3:	Unobservable inputs where there is little, if any, market activity and that are developed based on the best information available under the circumstances.

Determination of the appropriate level within the fair value hierarchy is based on the lowest level input that is significant to the fair value measurement.

Assets and liabilities measured at fair value on a recurring basis, segregated by fair value hierarchy level, are summarized below:

	Level 1	Level 2	Level 3	Total
	(Dollars in thousands)
December 31, 2012
Securities available for sale:
U.S. government and agency securities	$-	$25,106	$-	$25,106
Mortgage-backed securities	-	21,945	-	21,945

September 30, 2012
Securities available for sale:
U.S. government and agency securities	$-	$20,171	$-	$20,171
Mortgage-backed securities	-	23,830	-	23,830

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

NOTE 7 – FAIR VALUE MEASUREMENTS (Cont'd)

Assets and liabilities measured at fair value on a non-recurring basis, segregated by fair value hierarchy level, are summarized below:

	Level 1	Level 2	Level 3	Total
	(Dollars in thousands)
December 31, 2012
Impaired loans	$-	$-	$764	$764
Real estate owned	-	-	-	-

September 30, 2012
Impaired loans	$-	$-	$724	$724
Real estate owned	-	-	444	444

A loan is deemed to be impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement.  Loan impairment is measured based on discounted cash flows or collateral value.  If a valuation adjustment is required, a portion of the general valuation allowance is allocated equal to the impairment amount.  Impaired loans are reviewed and evaluated on at least a quarterly basis for additional impairment and adjusted accordingly.

Real estate owned represents properties that have been acquired in foreclosure or by deed-in-lieu of foreclosure.   The assets are written down to fair value less estimated costs to sell at the time of foreclosure.  Fair value is based on the appraised value, which may be adjusted based on management’s review and market conditions.  Subsequent valuations are periodically performed and if the value has declined, an allowance would be established with a charge to operations.  Additional impairments of $0 and $95,100 on REO properties were recorded during the three months ended December 31, 2012 and 2011, respectively, as a provision for REO losses.

NOTE 8 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein:

Cash and Cash Equivalents

The carrying amounts of cash and short-term instruments approximate their fair value.

Investment and Mortgage-Backed Securities

Fair values for securities, excluding restricted equity securities, are based on quoted market prices.  The carrying values of restricted equity securities approximate fair values.

Loans Receivable

For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values.  Fair values for certain mortgage loans and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics.  Fair values for commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.  These are categorized as a level 2 hierarchy.  Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposit Liabilities

The fair value of demand deposits, savings deposits and money market accounts are the amounts payable on demand. The fair values of certificates of deposit are based on the discounted value of contractual cash flows.  The discount rate is estimated using the rate currently offered for deposits of similar remaining maturities.  This is categorized as a level 2 hierarchy.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

NOTE 8 - FAIR VALUES OF FINANCIAL INSTRUMENTS (Cont'd)

Short-Term Borrowings

The carrying amounts of federal funds purchased and other short-term borrowings maturing within 90 days approximate their fair values.  Fair values of other short-term borrowings are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. This is categorized as a level 2 hierarchy.

Long-Term Debt

The fair value of long-term debt is estimated using discounted cash flow analysis based on the current incremental borrowing rates for similar types of borrowing arrangements.  This is categorized as a level 2 hierarchy.

Accrued Interest Receivable

The carrying amounts of accrued interest approximate their fair values.

Federal Home Loan Bank of New York Stock

Federal Home Loan Bank of New York stock is valued at cost.

Off-Balance-Sheet Instruments

In the ordinary course of business the Company has entered into off-balance-sheet financial instruments consisting of commitments to extend credit.  Such financial instruments are recorded in the financial statements when they are funded. Their fair value would approximate fees currently charged to enter into similar agreements.

The carrying values and estimated fair values of financial instruments are as follows (in thousands):

	December 31, 2012		September 30, 2012
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Financial Assets

Cash and cash equivalents	$2,300	$2,300	$4,781	$4,781
Securities available for sale	47,051	47,051	44,001	44,001
Securities held to maturity	85	88	89	92
Loans receivable	105,413	108,112	106,001	109,019
Accrued interest receivable	462	462	470	470
FHLB stock	662	662	879	879

Financial Liabilities

Deposits	133,288	133,922	128,904	129,498
Borrowed funds	8,825	8,923	13,650	13,781

The fair value estimates are made at a discrete point in time based on relevant market information and information about the financial instruments.  Fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors.  These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.  Further, the foregoing estimates may not reflect the actual amount that could be realized if all or substantially all of the financial instruments were offered for sale.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

NOTE 8 - FAIR VALUES OF FINANCIAL INSTRUMENTS (Cont'd)

In addition, the fair value estimates were based on existing on-and-off balance sheet financial instruments without attempting to value the anticipated future business and the value of assets and liabilities that are not considered financial instruments.  Other significant assets and liabilities that are not considered financial assets and liabilities include real estate owned, premises and equipment, and advances from borrowers for taxes and insurance.  In addition, the tax ramifications related to the realization of the unrealized gains and losses have a significant effect on fair value estimates and have not been considered in any of the estimates.

Finally, reasonable comparability between financial institutions may not be likely due to the wide range of permitted valuation techniques and numerous estimates which must be made given the absence of active secondary markets for many of the financial instruments.  The lack of uniform valuation methodologies introduces a greater degree of subjectivity to these estimated fair values.

NOTE 9 – SUBSEQUENT EVENTS

The Company has considered whether any events or transactions occurring after December 31, 2012 would require recognition or disclosure in the financial statements as of or for the three-month period ended December 31, 2012.  No such subsequent events were identified.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Roebling Financial Corp, Inc. and Subsidiary

We have audited the accompanying consolidated statements of financial condition of Roebling Financial Corp, Inc. and Subsidiary, as of September 30, 2012 and 2011, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for the years then ended.  These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Roebling Financial Corp, Inc. and Subsidiary, at September 30, 2012 and 2011, and the results of their operations and cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

December 19, 2012

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
	September 30,
	2012	2011
Assets
Cash and due from banks	$760,401	$747,508
Interest-bearing deposits	4,020,735	3,080,866

Total cash and cash equivalents	4,781,136	3,828,374

Securities available for sale	44,000,750	42,817,596
Securities held to maturity; approximate fair value of
$92,000 (2012) and $113,000 (2011), respectively	88,653	109,236
Loans receivable, net	106,000,965	108,615,855
Real estate owned	444,447	1,611,351
Accrued interest receivable	470,179	515,422
Federal Home Loan Bank of New York stock, at cost	879,400	545,300
Premises and equipment	3,149,706	3,158,720
Other assets	1,977,826	2,665,815

Total assets	$161,793,062	$163,867,669

Liabilities and stockholders' equity

Liabilities
Deposits	$128,903,944	$139,218,832
Borrowed funds	13,650,000	6,000,000
Advances from borrowers for taxes and insurance	603,476	525,300
Other liabilities	1,740,407	1,493,760

Total liabilities	144,897,827	147,237,892

Commitments and contingencies	-	-

Stockholders' equity

Serial preferred stock, par value $.10, authorized 5,000,000
shares, no shares issued	-	-
Common stock; par value $.10; 20,000,000 shares authorized
and 1,718,473 shares issued	171,847	171,847
Additional paid-in-capital	10,277,027	10,313,756
Treasury stock, at cost; 31,946 shares	(190,398)	(190,398)
Unallocated employee stock ownership plan shares	(155,131)	(232,696)
Unallocated restricted stock plan shares	(95,721)	(87,280)
Deferred compensation obligation	317,919	284,760
Stock purchased for deferred compensation plan	(317,919)	(284,760)
Retained earnings - substantially restricted	6,067,707	5,941,578
Accumulated other comprehensive income (loss):
Unrealized gain on securities available for sale, net of tax	929,061	810,577
Defined benefit plan, net of tax	(109,157)	(97,607)

Total stockholders' equity	16,895,235	16,629,777

Total liabilities and stockholders' equity	$161,793,062	$163,867,669

See accompanying notes to consolidated financial statements.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended
	September 30,
	2012	2011

Interest income:
Loans receivable	$5,206,650	$5,585,487
Securities	1,077,581	1,270,132
Other interest-earning assets	28,510	36,673

Total interest income	6,312,741	6,892,292

Interest expense:
Deposits	1,176,853	1,554,406
Borrowed funds	181,828	206,888

Total interest expense	1,358,681	1,761,294

Net interest income	4,954,060	5,130,998
Provision for (recovery of) loan losses	350,000	(150,000)

Net interest income after provision for
(recovery of) loan losses	4,604,060	5,280,998

Non-interest income:
Loan fees	79,767	85,453
Account servicing and other	404,887	381,560
Gain on sale of loans	53,490	13,963

Total non-interest income	538,144	480,976

Non-interest expense:
Compensation and benefits	2,346,277	2,333,865
Occupancy and equipment	471,599	491,312
Service bureau and data processing	599,987	528,079
Federal deposit insurance premiums	211,233	270,891
Real estate owned expense, net	345,504	356,465
Other	1,001,738	1,087,403

Total non-interest expense	4,976,338	5,068,015

Income before income tax	165,866	693,959
Income tax	39,737	254,402

Net income	$126,129	$439,557

Basic and diluted earnings per common share	$0.08	$0.27

Weighted average shares outstanding - basic and diluted	1,663,651	1,654,501

See accompanying notes to consolidated financial statements.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended
	September 30,
	2012	2011

Net income	$126,129	$439,557

Other comprehensive income (loss):
Unrealized net holding gains (losses) on securities
available for sale, net of tax (benefit) of $78,792
and $(1,523), respectively	118,484	(2,290)
Adjustment to minimum pension liability, net of tax (benefit)
of $(7,680) and $18,535, respectively	(11,550)	27,873

Comprehensive income	$233,063	$465,140

See accompanying notes to consolidated financial statements.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

							Common		Accumulated
		Additional		Unallocated	Unallocated	Deferred	Stock for		Other
	Common	Paid-in	Treasury	ESOP	RSP	Compensation	Deferred	Retained	Comprehensive
	Stock	Capital	Stock	Shares	Shares	Obilgation	Compensation	Earnings	Income (Loss)	Total

Balance - September 30, 2010	$171,847	$10,348,052	$(190,398)	$(310,261)	$(93,041)	$239,893	$(239,893)	$5,502,021	$687,387	$16,115,607

Net income	-	-	-	-	-	-	-	439,557	-	439,557
Amortization of ESOP shares	-	(36,171)	-	77,565	-	-	-	-	-	41,394
Change in unrealized gain (loss)
on securities available for	-	-	-	-	-	-	-	-	(2,290)	(2,290)
sale, net of tax
Deferred compensation plan	-	-	-	-	-	44,867	-	-	-	44,867
Common stock acquired for
deferred compensation
plan	-	-	-	-	-	-	(44,867)	-	-	(44,867)
Allocation of RSP shares	-	5,520	-	-	5,761	-	-	-	-	11,281
Tax expense of stock benefit	-	(3,645)	-	-	-	-	-	-	-	(3,645)
plans
Adjustment to minimum pension
liability, net of tax	-	-	-	-	-	-	-	-	27,873	27,873

Balance - September 30, 2011	171,847	10,313,756	(190,398)	(232,696)	(87,280)	284,760	(284,760)	5,941,578	712,970	16,629,777

Net income	-	-	-	-	-	-	-	126,129	-	126,129
Amortization of ESOP shares	-	(44,001)	-	77,565	-	-	-	-	-	33,564
Change in unrealized gain (loss)
on securities available for
sale, net of tax	-	-	-	-	-	-	-	-	118,484	118,484
Deferred compensation plan	-	-	-	-	-	33,159	-	-	-	33,159
Common stock acquired for
deferred compensation
plan	-	-	-	-	-	-	(33,159)	-	-	(33,159)
Allocation of RSP shares	-	9,779	-	-	(8,441)	-	-	-	-	1,338
Tax expense of stock benefit	-	(2,507)	-	-	-	-	-	-	-	(2,507)
plans
Adjustment to minimum pension
liability, net of tax	-	-	-	-	-	-	-	-	(11,550)	(11,550)

Balance - September 30, 2012	$171,847	$10,277,027	$(190,398)	$(155,131)	$(95,721)	$317,919	$(317,919)	$6,067,707	$819,904	$16,895,235

See accompanying notes to consolidated financial statements.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended
	September 30,
	2012	2011

Cash flows from operating activities:
Net income	$126,129	$439,557
Adjustments to reconcile net income to
net cash provided by operating activities:
Depreciation	122,184	126,070
Amortization of premiums and discounts, net	59,262	43,794
Amortization of deferred loan fees and costs, net	8,466	19,809
Provision for (recovery of) loan losses	350,000	(150,000)
Provision for loss on real estate owned	297,154	309,236
Loss on sale of real estate owned	331	819
Origination of loans held for sale, net of repayments	(5,754,250)	(4,313,438)
Gain on sale of loans	(53,490)	(13,963)
Proceeds from sale of loans held for sale	5,657,715	4,833,001
(Gain) loss on disposition of premises and equipment	(3,700)	2,097
Decrease in other assets	616,878	111,397
Decrease (increase) in accrued interest receivable	45,243	(11,591)
Increase in other liabilities	224,910	103,698
Amortization/allocation of ESOP and RSP	34,902	52,675
Increase in deferred compensation stock obligation	33,159	44,867

Net cash provided by operating activities	1,764,893	1,598,028

Cash flows from investing activities:
Purchase of securities available for sale	(19,037,222)	(25,052,481)
Proceeds from payments and maturities of
securities available for sale	17,992,129	22,780,182
Proceeds from payments and maturities
of securities held to maturity	20,535	18,052
Proceeds from sale of loans	-	76,800
Loan payments (disbursements), net	2,392,542	851,427
Proceeds from sale of real estate owned	883,326	928,441
(Purchase) redemption of Federal Home Loan Bank Stock	(334,100)	200,200
Purchase of premises and equipment	(113,170)	(62,963)
Proceeds from sale of premises and equipment	3,700	-

Net cash provided by (used in) investing activities	1,807,740	(260,342)

See accompanying notes to consolidated financial statements.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT’D)

	Year Ended
	September 30,
	2012	2011

Cash flows from financing activities:
Net (decrease) increase in deposits	(10,314,888)	449,917
Net increase (decrease) in short-term borrowed funds	8,650,000	(3,000,000)
Repayment of long-term borrowed funds	(1,000,000)	(1,000,000)
Increase in advance payments by borrowers
for taxes and insurance	78,176	66,856
Purchase of common shares for deferred compensation plan	(33,159)	(44,867)

Net cash used in financing activities	(2,619,871)	(3,528,094)

Net increase (decrease) in cash and cash equivalents	952,762	(2,190,408)

Cash and cash equivalents - beginning	3,828,374	6,018,782

Cash and cash equivalents - ending	$4,781,136	$3,828,374

Supplemental Disclosures of Cash Flow Information

Cash paid for:
Interest on deposits and borrowed funds	$1,360,020	$1,762,913

Income taxes (refunds), net	$(277,340)	$161,493

Transfers to real estate owned	$13,907	$2,100,537

See accompanying notes to consolidated financial statements.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a description of the more significant accounting policies used in preparation of the accompanying consolidated financial statements of Roebling Financial Corp, Inc. and Subsidiary (the “Company”).

Principles of Consolidation

The consolidated financial statements are comprised of the accounts of Roebling Financial Corp, Inc. and its wholly-owned subsidiary, Roebling Bank (the “Bank”).  All significant intercompany accounts and transactions have been eliminated in consolidation.

Basis of Consolidated Financial Statement Presentation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.  In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the period then ended.  Actual results could differ significantly from those estimates.  Material estimates that are particularly susceptible to significant changes in the near term relate to the determination of the allowance for loan losses, the valuation of foreclosed real estate and the assessment of prepayment risks associated with mortgage-backed securities.  Management believes that the allowance for loan losses considers all known and inherent losses, foreclosed real estate is appropriately valued and prepayment risks associated with mortgage-backed securities are properly recognized.  While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowance for loan losses or further writedowns of foreclosed real estate may be necessary based on changes in economic conditions in the Company's market area.  Additionally, assessments of prepayment risks related to mortgage-backed securities are based upon current market conditions, which are subject to frequent change.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses and foreclosed real estate.  Such agencies may require the Company to recognize additions to the allowance for loan losses or additional writedowns on foreclosed real estate based on their judgments about information available to them at the time of their examination.

Concentration of Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, investment and mortgage-backed securities and loans. Cash and cash equivalents include amounts placed with highly rated financial institutions. Investment securities include securities backed by the U.S. Government and other highly rated instruments.  The Company's lending activity is concentrated in loans secured by real estate located in the State of New Jersey.  The Company's loan portfolio is predominantly made up of 1-to-4 family residential mortgage and home equity loans, the majority of which are secured by properties located in Burlington County.  These loans are secured by lien positions on the respective real estate properties and are subject to the Company's loan underwriting policies.  In general, the Company's loan portfolio performance is dependent upon the local economic conditions.

Interest-Rate Risk

The Company is principally engaged in the business of attracting deposits from the general public and using these deposits to make loans secured by real estate and, to a lesser extent, consumer and commercial loans and to purchase mortgage-backed and investment securities.  The potential for interest-rate risk exists as a result of the shorter duration of the Company's interest-sensitive liabilities compared to the generally longer duration of interest-sensitive assets.

In a rising interest rate environment, liabilities will generally reprice faster than assets, and there may be a reduction in the market value of long-term assets and net interest income.  For this reason, management regularly monitors the maturity and interest-rate structure of the Company's assets and liabilities in order to control its level of interest-rate risk and to plan for future volatility.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Cash and Cash Equivalents

Cash and cash equivalents include cash, amounts due from depository institutions, and interest-bearing accounts with original maturities of three months or less.

Investments and Mortgage-backed Securities

Debt securities over which there exists positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.  Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized holding gains and losses included in earnings.  Debt and equity securities not classified as trading securities, nor as held-to-maturity securities, are classified as available-for-sale securities and reported at fair value, with unrealized holding gains or losses, net of deferred income taxes, reported in a separate component of stockholders’ equity.

An individual security is considered impaired when the fair value of such security is less than its amortized cost. Management evaluates all securities with unrealized losses quarterly to determine if such impairments are temporary or “other-than-temporary” in accordance with applicable accounting guidance.  The Company accounts for temporary impairments based upon security classification as either available for sale or held to maturity.  Temporary impairments on available-for-sale securities are recognized on a tax-effected basis through other comprehensive income, with offsetting entries adjusting the carrying value of the securities and deferred income taxes.  Temporary impairments of held-to-maturity securities are not recognized in the consolidated financial statements.  Information concerning the amount and duration of impairments on securities is disclosed in the notes to the consolidated financial statements.

Other-than-temporary impairments on debt securities that the Company has decided to sell, or will more likely than not be required to sell prior to the full recovery of its cost basis are recognized in earnings.  Otherwise, the other-than-temporary impairment is bifurcated into credit-related and non-credit-related components.  The credit-related impairment generally represents the amount by which the present value of the cash flows expected to be collected on a debt security falls below its amortized cost.  The non-credit-related component represents the remaining portion of the impairment not otherwise designated as credit-related.  Credit-related other-than-temporary impairments are recognized in earnings while non-credit-related other-than-temporary impairments are recognized, net of deferred income taxes, in other comprehensive income.

Premiums and discounts on all securities are amortized/accreted using the interest method.  Interest and dividend income on securities, which includes amortization of premiums and accretion of discounts, is recognized in the financial statements when earned.  The adjusted cost basis of an identified security sold or called is used for determining security gains and losses recognized in the statements of income.

Loans and Allowance for Loan Losses

Loans receivable are stated at unpaid principal balances, less the allowance for loan losses and net deferred loan origination fees and discounts.

Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized as an adjustment to interest income using the interest method over the contractual life of the loans, adjusted for prepayments.

An allowance for loan losses is maintained at a level considered necessary to provide for loan losses based upon the evaluation of known and inherent losses in the loan portfolio.  Management of the Company, in determining the allowance for loan losses, considers the credit risks inherent in its loan portfolio and changes in the nature and volume of its loan activities, along with the general economic and real estate market conditions.  The Company utilizes a two tier approach: (1) identification of impaired loans and establishment of loss allowances on such loans; and (2) establishment of valuation allowances on the remainder of its loan portfolio.  The Company maintains a loan

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Loans and Allowance for Loan Losses (Cont’d)

review system which provides for a periodic review of its loan portfolio and the early identification of impaired problem loans.  Such system takes into consideration, among other things, delinquency status, size of loans, type of collateral and financial condition of the borrowers.  A loan is deemed to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. All loans identified as impaired are evaluated independently. The Company does not aggregate such loans for evaluation purposes. Loan impairment is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. Valuation allowances on the remaining portfolio are based upon a combination of factors including, but not limited to, actual loan loss experience, loan type, loan classification, current economic conditions and management's judgment.

Regardless of the extent of the analysis of customer performance, portfolio evaluations, trends or risk management processes established, certain inherent, but undetected losses are probable within the loan portfolio. This is due to several factors including inherent delays in obtaining information regarding a customer’s financial condition or changes in condition, the judgmental nature of individual loan evaluations, collateral assessments and the interpretation of economic trends, and the sensitivity of assumptions utilized to establish allocated allowances for homogeneous groups of loans, among other factors. An unallocated allowance is maintained to recognize the existence of these exposures. These other credit risk factors are regularly reviewed and revised by management where conditions indicate that the estimates initially applied are different from actual results.

The Company accounts for its transfers and servicing of financial assets in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 860, Transfers and Servicing. Transfers of financial assets for which the Company has surrendered control of the financial assets are accounted for as sales to the extent that consideration other than beneficial interests in the transferred assets is received in exchange. Retained interests in a sale or securitization of financial assets are measured at the date of transfer by allocating the previous carrying amount between the assets transferred and based on their relative estimated fair values. The fair values of retained servicing rights and any other retained interests are determined based on the present value of expected future cash flows associated with those interests and by reference to market prices for similar assets. There were no transfers of financial assets to related or affiliated parties. As of September 30, 2012 and 2011, the Company has not recorded mortgage servicing assets due to the immateriality of the amount that would have been capitalized based upon the limited amount of assets serviced by the Company.

Uncollected interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation.  The allowance is established by a charge to interest income and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments is reestablished, in which case the loan is returned to accrual status.  At a minimum, an allowance is generally established for all interest payments that are more than 90 days delinquent.

Federal Home Loan Bank of New York Stock

As a member of the Federal Home Loan Bank of New York (“FHLB”), the Bank is required to acquire and hold shares of FHLB stock.  The holding requirement varies based on mortgage-related asset holdings and borrowing activity with the FHLB.  The investment in FHLB stock is carried at cost.  The Bank conducts a periodic review and evaluation of FHLB stock to determine if any impairment exists.  Management has determined that no other-than-temporary impairment existed as of, and for the years ended, September 30, 2012 and 2011.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Premises and Equipment

Land is carried at cost.  Premises and equipment are carried at cost less accumulated depreciation and amortization.  Significant renovations and additions are capitalized.  When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income for the period.  The cost of maintenance and repairs is charged to expense as incurred.  The Company computes depreciation on a straight-line basis over the estimated useful lives of the assets.

Real Estate Owned

Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at the lower of cost or fair value less estimated costs to sell at the date of foreclosure.  Costs relating to development and improvement of property are capitalized, whereas costs relating to the holding of property are expensed.  Subsequent valuations are periodically performed by management, and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds its fair value less estimated selling cost.  Gains and losses from sale of these properties are recognized as they occur.  Income from operating properties is recorded in operations as earned.

Income Taxes

Federal and state income taxes have been provided on the basis of reported income.  Deferred income taxes are provided for certain items in income and expense which enter into the determination of income for financial reporting purposes in different periods than for income tax purposes.

Effective October 1, 2007, the Company adopted the provisions of ASC Topic 740, “Income Taxes,” concerning accounting for uncertainty in income taxes. The provisions provide clarification on accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with ASC Topic 740. The provisions prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provide guidance on derecognizing, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company recognized no adjustment for unrecognized income tax benefits for the years ended September 30, 2012 or 2011. The Company’s policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense in the consolidated statement of income. The Company did not recognize any interest and penalties for the years ended September 30, 2012 or 2011. The tax years subject to examination by the taxing authorities are the years ended September 30, 2012, 2011, 2010 and 2009.

Accounting for Stock-Based Compensation

The Company accounts for stock-based compensation under ASC Topic 718, which requires compensation costs related to share-based payments transactions to be recognized in the financial statements over the period the employee provides service in exchange for the reward.

Earnings Per Share

Basic earnings per share is computed by dividing net income for the year by the weighted average number of shares of common stock outstanding, adjusted for unearned shares of the Employee Stock Ownership Plan (“ESOP”).  Diluted earnings per share is computed by adjusting the weighted average number of shares of common stock outstanding to include the effect of outstanding stock options and compensation grants, if dilutive, using the treasury stock method.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Earnings Per Share (Cont’d)

The following is a summary of the Company’s earnings per share calculations:

	Year Ended
	September 30,
	2012	2011

Net income	$126,129	$439,557

Weighted average common shares
outstanding for computation of
basic EPS (1)	1,663,651	1,654,501

Common-equivalent shares due to
the dilutive effect of stock options
and RSP awards	-	-

Weighted-average common shares
for computation of diluted EPS	1,663,651	1,654,501

Earnings per common share:
Basic	$0.08	$0.27
Diluted	$0.08	$0.27

(1) Excludes unallocated ESOP shares

Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation.

Subsequent Events

The Company has considered whether any events or transactions occurring after September 30, 2012 would require recognition or disclosure in the financial statements as of or for the year ended September 30, 2012. The evaluation was conducted through the date these financial statements were issued.  No such subsequent events were identified.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

2.  SECURITIES AVAILABLE FOR SALE

	September 30, 2012
	Amortized	Gross Unrealized		Estimated
	Cost	Gains	Losses	Fair Value

Investment Securities
U.S. Government and Agency Securities:
Due within one year	$1,000,000	$2,460	$-	$1,002,460
Due after one year through five years	5,000,000	96,260	-	5,096,260
Due after five years through ten years	13,881,488	190,592	-	14,072,080

Marketable Equity Securities	2,888	-	2,776	112

Mortgage-backed Securities:
GNMA	2,491,298	124,584	-	2,615,882
FHLMC	12,636,853	685,353	-	13,322,206
FNMA	7,441,336	450,414	-	7,891,750

	$42,453,863	$1,549,663	$2,776	$44,000,750

	September 30, 2011
	Amortized	Gross Unrealized		Estimated
	Cost	Gains	Losses	Fair Value

Investment Securities
U.S. Government and Agency Securities:
Due after one year through five years	$8,000,000	$120,410	$-	$8,120,410
Due after five years through ten years	10,997,704	58,196	930	11,054,970

Marketable Equity Securities	2,888	-	2,792	96

Mortgage-backed Securities:
GNMA	3,364,585	113,185	-	3,477,770
FHLMC	11,182,541	652,588	450	11,834,679
FNMA	7,920,265	409,406	-	8,329,671

	$41,467,983	$1,353,785	$4,172	$42,817,596

Securities available for sale with a carrying value of approximately $3,165,000 and $1,962,000, as of September 30, 2012 and 2011, respectively, are pledged as security for deposits of governmental entities under the provisions of the Governmental Unit Deposit Protection Act (GUDPA). Securities with a carrying value of approximately $14,974,000 and $16,196,000 are pledged as collateral for Federal Home Loan Bank advances as of September 30, 2012 and 2011, respectively. In addition, securities with a carrying value of approximately $1,052,000 and $1,035,000 are pledged as collateral to the Federal Reserve Bank as of September 30, 2012 and 2011, respectively.

Provided below is a summary of securities available for sale which were in an unrealized loss position at September 30, 2012 and 2011.  Approximately $2,800 or 100% and $2,800 or 67% of the unrealized loss, as of September 30, 2012 and 2011, respectively, was comprised of securities in a continuous loss position for twelve months or more. The Company has the ability and intent to hold these securities until such time as the value recovers or the securities mature.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

2.  SECURITIES AVAILABLE FOR SALE (Cont’d)
	September 30, 2012
	Under One Year		One Year or More

		Gross		Gross
	Estimated	Unrealized	Estimated	Unrealized
	Fair Value	Loss	Fair Value	Loss

Marketable Equity Securities	$-	$-	$112	$2,776

Total available for sale	$-	$-	$112	$2,776

	September 30, 2011
	Under One Year		One Year or More

		Gross		Gross
	Estimated	Unrealized	Estimated	Unrealized
	Fair Value	Loss	Fair Value	Loss

U.S. Government and Agency Securities	$999,070	$930	$-	$-

Marketable Equity Securities	-	-	96	2,792

Mortgage-backed Securities	1,026,552	450	-	-

Total available for sale	$2,025,622	$1,380	$96	$2,792

3.  SECURITIES HELD TO MATURITY
	September 30, 2012
	Amortized	Gross Unrealized		Estimated
	Cost	Gains	Losses	Fair Value

Mortgage-backed Securities:
GNMA	$19,009	$817	$-	$19,826
FHLMC	38,829	1,488	-	40,317
FNMA	30,815	605	-	31,420

	$88,653	$2,910	$-	$91,563

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

3.  SECURITIES HELD TO MATURITY (Cont’d)
	September 30, 2011
	Amortized	Gross Unrealized		Estimated
	Cost	Gains	Losses	Fair Value

Mortgage-backed Securities:
GNMA	$20,391	$774	$-	$21,165
FHLMC	49,426	2,108	-	51,534
FNMA	39,419	542	-	39,961

	$109,236	$3,424	$-	$112,660

Securities held to maturity with a carrying value of approximately $15,000 and $16,000 are pledged as collateral for Federal Home Loan Bank advances as of September 30, 2012 and 2011, respectively.

4.  LOANS RECEIVABLE, NET

	September 30,
	2012	2011

Mortgage loans:
One-to-four family residential	$62,831,016	$63,231,593
Multi-family residential	2,769,652	2,880,208
Commercial real estate	14,257,155	15,925,799
Construction and land	357,955	369,918

	80,215,778	82,407,518

Consumer and other loans:
Home equity	26,555,008	26,922,786
Other consumer	161,286	233,174
Commercial	434,719	546,116

	27,151,013	27,702,076

Total loans	107,366,791	110,109,594

Less:
Loans in process	63,408	227,500
Net deferred loan origination fees (costs)	(27,786)	(38,261)
Allowance for loan losses	1,330,204	1,304,500

	1,365,826	1,493,739

	$106,000,965	$108,615,855

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

4.  LOANS RECEIVABLE, NET (Cont’d)

The activity with respect to loans to directors, officers and associates of such persons is as follows:

	Year Ended
	September 30,
	2012	2011

Balance - beginning	$704,203	$696,485
Loan disbursements	136,436	288,887
Collection of principal	(151,335)	(233,169)
Other changes	161,239	(48,000)

Balance - ending	$850,543	$704,203

Activity in the allowance for loan losses is summarized as follows:
	Year Ended
	September 30,
	2012	2011

Balance - beginning	$1,304,500	$3,207,851
Provision for (recovery of) loan losses	350,000	(150,000)
Charge-offs	(337,761)	(2,091,934)
Recoveries	13,465	338,583

Balance - ending	$1,330,204	$1,304,500

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

4.  LOANS RECEIVABLE, NET (Cont’d)

The Company has segmented its loans into three portfolio segments of residential, commercial purpose and consumer. It has further disaggregated these segments into additional classes of loans. The residential portfolio segment includes loans to consumers, secured by one-to-four family residential properties that are generally owner-occupied. This portfolio segment includes two classes, mortgage loans and home equity loans. Commercial purpose loans are one segment and one class of receivable. These are loans made to individuals and businesses for business purposes. They are generally collateralized by commercial real estate, residential properties (one-to-four or multifamily), land or business assets, and may be provided for permanent or construction financing. The consumer portfolio segment includes non-mortgage loans to individuals for consumer purposes. They are further categorized into three classes, including account loans, unsecured loans and other loans. The following table reflects the aging and accrual status of the Company’s loan portfolio by portfolio segment and class as of September 30, 2012 and 2011:

	September 30, 2012
	Past Due					Total
	30-59	60-89	90+			Loans	Non-	90+ and
	Days	Days	Days	Total	Current	Receivable	Accrual	Accruing
				(In thousands)
Residential:
Mortgage	$-	$-	$528	$528	$56,084	$56,612	$528	$-
Home equity	-	22	165	187	26,368	26,555	165	-
Commercial purpose	-	-	1,037	1,037	22,938	23,975	846	191
Consumer:
Account loans	-	-	-	-	40	40	-	-
Unsecured	-	-	-	-	79	79	-	-
Other	-	-	-	-	42	42	-	-
	$-	$22	$1,730	$1,752	$105,551	$107,303	$1,539	$191

	September 30, 2011
	Past Due					Total
	30-59	60-89	90+			Loans	Non-	90+ and
	Days	Days	Days	Total	Current	Receivable	Accrual	Accruing
				(In thousands)
Residential:
Mortgage	$36	$-	$209	$245	$55,882	$56,127	$209	$-
Home equity	91	72	140	303	26,620	26,923	140	-
Commercial purpose	-	-	526	526	26,073	26,599	335	191
Consumer:
Account loans	-	-	-	-	47	47	-	-
Unsecured	-	-	-	-	79	79	-	-
Other	36	-	-	36	71	107	-	-
	$163	$72	$875	$1,110	$108,772	$109,882	$684	$191

Additional interest income that would have been recognized on non-accrual loans, had the loans been current and performing in accordance with the original terms of their contracts, totaled approximately $68,000 and $222,000 for the years ended September 30, 2012 and 2011, respectively.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

4.  LOANS RECEIVABLE, NET (Cont’d)

One of the primary methods used by the Company as an indicator of the credit quality of its residential and commercial purpose portfolios is the regulatory classification system. For the consumer portfolio segment, payment performance is the Company’s primary indicator of credit quality. Under the regulatory classification system, assets are classified as “pass,” “special mention,” “substandard,” “doubtful,” or “loss.”  A pass asset is considered of sufficient quality to preclude a special mention or adverse rating.  Pass assets generally are well protected by the current net worth and paying capacity of the obligor or by the value of the underlyng asset.  “Special mention” assets do not expose an institution to sufficient risk to warrant adverse classification, but have potential weaknesses that deserve management’s close attention.  An asset is considered substandard if it is inadequately protected by the current equity and paying capacity of the obligor or of the collateral pledged, if any. Substandard assets include those characterized by the “distinct possibility” that the insured institution will sustain “some loss” if the deficiencies are not corrected. Assets classified as doubtful have all of the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses present make “collection or liquidation in full,” on the basis of currently existing facts, conditions, and values, “highly questionable and improbable.”  Assets classified as loss are those considered “uncollectible” and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted.  The following table reflects the credit quality indicators by portfolio segment and class, as of September 30, 2012 and 2011:

	September 30, 2012
	Residential		Commercial
	Mortgage	Home Equity	Purpose
	(In thousands)

Pass	$54,636	$26,247	$15,664
Special Mention	1,448	143	4,790
Substandard	528	145	3,280
Doubtful	-	-	-
Loss	-	20	241
Total	$56,612	$26,555	$23,975

	Consumer
	Account
	Loans	Unsecured	Other
	(In thousands)

Performing	$40	$79	$42
Non-performing	-	-	-
Total	$40	$79	$42

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

4.  LOANS RECEIVABLE, NET (Cont’d)
	September 30, 2011
	Residential		Commercial
	Mortgage	Home Equity	Purpose
	(In thousands)

Pass	$54,389	$26,590	$16,896
Special Mention	1,493	193	4,374
Substandard	245	140	5,116
Doubtful	-	-	-
Loss	-	-	213
Total	$56,127	$26,923	$26,599

	Consumer
	Account
	Loans	Unsecured	Other
	(In thousands)

Performing	$47	$79	$107
Non-performing	-	-	-
Total	$47	$79	$107

Information about impaired loans, by portfolio segment and class as of or for the years ended September 30, 2012 and 2011, is as follows:

				For the Year Ended
	As of September 30, 2012			September 30, 2012
		Unpaid		Average	Interest
	Recorded	Principal	Related	Recorded	Income
	Investment	Balance	Allowance	Investment	Recognized
	(In thousands)
With no related allowance:
Residential
Mortgage	$-	$-		$64	$13
Home equity	93	93		140	7
Commercial purpose	1,119	1,119		1,165	60
	1,212	1,212		1,369	80

With a related allowance:
Residential
Mortgage	-	-	-	-	-
Home equity	72	72	20	50	-
Commercial purpose	1,004	1,004	331	578	13
	1,076	1,076	351	628	13

Total:
Residential
Mortgage	-	-	-	64	13
Home equity	165	165	20	190	7
Commercial purpose	2,123	2,123	331	1,743	73
Total impaired	$2,288	$2,288	$351	$1,997	$93

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

4.  LOANS RECEIVABLE, NET (Cont’d)
				For the Year Ended
	As of September 30, 2011			September 30, 2011
		Unpaid		Average	Interest
	Recorded	Principal	Related	Recorded	Income
	Investment	Balance	Allowance	Investment	Recognized
	(In thousands)

With no related allowance:
Residential
Mortgage	$-	$-		$22	$-
Home equity	140	140		85	-
Commercial purpose	1,441	1,441		1,150	35
	1,581	1,581		1,257	35

With a related allowance:
Residential
Mortgage	-	-	-	300	-
Home equity	-	-	-	-	-
Commercial purpose	507	507	213	2,700	7
	507	507	213	3,000	7

Total:
Residential
Mortgage	-	-	-	322	-
Home equity	140	140	-	85	-
Commercial purpose	1,948	1,948	213	3,850	42
Total impaired	$2,088	$2,088	$213	$4,257	$42

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

4.  LOANS RECEIVABLE, NET (Cont’d)

An analysis of the allowance for loan losses and the related loans receivable at or for the years ended September 30, 2012 and 2011, is as follows:

	September 30, 2012
		Commercial
	Residential	Purpose	Consumer	Unallocated	Total
	(In thousands)
Allowance for loan losses:

Beginning balance	$216	$982	$3	$103	$1,304
Provision for loan losses	128	234	(1)	(11)	350
Charge-offs	(94)	(244)	-	-	(338)
Recoveries	-	14	-	-	14
Ending Balance	$250	$986	$2	$92	$1,330

Ending balance, allowance for
loan losses:

Loans individually evaluated
for impairment	$20	$331	$-	$-	$351
Loans collectively evaluated
for impairment	230	655	2	92	979
Total	$250	$986	$2	$92	$1,330

Related loan receivable balance:

Loans individually evaluated
for impairment	$165	$2,123	$-		$2,288
Loans collectively evaluated
for impairment	83,002	21,852	161		105,015
Total	$83,167	$23,975	$161		$107,303

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

4.  LOANS RECEIVABLE, NET (Cont’d)
	September 30, 2011
		Commercial
	Residential	Purpose	Consumer	Unallocated	Total
			(In thousands)
Allowance for loan losses:

Beginning balance	$484	$2,664	$18	$42	$3,208
Provision for loan losses	(161)	(35)	(15)	61	(150)
Charge-offs	(107)	(1,985)	-	-	(2,092)
Recoveries	-	338	-	-	338
Ending Balance	$216	$982	$3	$103	$1,304

Ending balance, allowance for
loan losses:

Loans individually evaluated
for impairment	$-	$213	$-	$-	$213
Loans collectively evaluated
for impairment	216	769	3	103	1,091
Total	$216	$982	$3	$103	$1,304

Related loan receivable balance:

Loans individually evaluated
for impairment	$140	$1,948	$-		$2,088
Loans collectively evaluated
for impairment	82,910	24,651	233		107,794
Total	$83,050	$26,599	$233		$109,882

5. REAL ESTATE OWNED
	September 30,
	2012	2011

Real estate acquired in settlement of loans	$637,200	$2,060,558
Allowance for losses	(192,753)	(449,207)

	$444,447	$1,611,351

Activity in the allowance for losses is summarized as follows:
	Year Ended
	September 30,
	2012	2011

Balance - beginning	$449,207	$386,100
Provision for losses	297,154	309,236
Charge-offs	(553,608)	(246,129)

Balance - ending	$192,753	$449,207

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

5. REAL ESTATE OWNED (Cont’d)

Real estate owned expense is summarized as follows:
	Year Ended
	September 30,
	2012	2011

Provision for losses	$297,154	$309,236
Net loss on sale	331	819
Carrying costs, net of rental income	48,019	46,410

	$345,504	$356,465

6. ACCRUED INTEREST RECEIVABLE
	September 30,
	2012	2011

Loans receivable	$330,940	$360,697
Mortgage-backed securities	63,025	71,049
Investment securities	76,214	83,676

	$470,179	$515,422

7.  PREMISES AND EQUIPMENT
	September 30,
	2012	2011

Land	$1,423,262	$1,423,262
Buildings and improvements	2,821,492	2,823,756
Furniture, fixtures and equipment	1,212,873	1,178,469

	5,457,627	5,425,487

Less accumulated depreciation	2,307,921	2,266,767

	$3,149,706	$3,158,720

Useful lives generally used in the calculation of depreciation are as follows:

Buildings                                                                                                              25 to 50 years
Paving and other building related additions                                                         5 to 10 years
Furniture and equipment                                                                                        3 to 10 years

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

7.  PREMISES AND EQUIPMENT (Cont’d)

Future minimum rental payments for the Westampton office, which is leased, are as follows:
	Year Ended
	September 30,
	2012	2011

2012	$-	$81,420
2013	81,420	81,420
2014	81,420	81,420
2015	6,785	6,785

	$169,625	$251,045

Total rent expense, including property taxes and common area maintenance, amounted to $102,000 for each of the years ended September 30, 2012 and 2011.

8.  LOAN SERVICING

Loans serviced for others are not included in the accompanying consolidated statements of financial condition.  The unpaid principal balances of these loans are summarized as follows:
	September 30,
	2012	2011

Loan portfolios
serviced for:
FNMA	$17,151,165	$12,678,230
Other	1,889,813	2,093,115

	$19,040,978	$14,771,345

Custodial escrow balances maintained in connection with loan servicing totaled approximately $391,000 and $125,000, at September 30, 2012 and 2011, respectively.

9.  DEPOSITS
	September 30,
	2012		2011
	Weighted		Weighted
	Average		Average
	Rate	Amount	Rate	Amount

Non-interest-bearing deposits	0.00%	$23,376,577	0.00%	$20,943,427
Interest-bearing checking accounts	0.22%	8,508,914	0.23%	7,578,426
Money market accounts	0.35%	21,234,619	0.64%	27,137,727
Savings accounts	0.13%	21,028,521	0.13%	19,836,145
Certificates of deposits	1.58%	54,755,313	1.91%	63,723,107

Total deposits	0.77%	$128,903,944	1.03%	$139,218,832

Deposit accounts with balances of $100,000 or more totaled approximately $40,541,000 and $46,589,000 at September 30, 2012 and 2011, respectively.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

9.  DEPOSITS (Cont’d)

Scheduled maturities of certificates of deposit are as follows:
	September 30,
	2012	2011
	(In thousands)

1 year or less	$34,578	$38,793
Over 1 year to 3 years	15,894	17,561
Over 3 years	4,283	7,369

	$54,755	$63,723

Interest expense on deposits is summarized as follows:
	Year Ended
	September 30,
	2012	2011

Interest-bearing checking accounts	$17,778	$17,141
Money market accounts	126,975	210,465
Savings accounts	27,183	36,592
Certificates of deposit	1,004,917	1,290,208

Total	$1,176,853	$1,554,406

10.  BORROWED FUNDS

The Company has available overnight borrowings with the Federal Home Loan Bank of New York ("FHLB") totaling 30% of assets at September 30, 2012 and 2011, subject to the terms and conditions of the lender’s overnight advance program. As of September 30, 2012, the Company had $8,650,000 in overnight advances at a rate of .38%. There were no overnight borrowings as of September 30, 2011.

At September 30, 2012 and 2011, fixed rate advances have contractual maturities as follows:
	September 30, 2012		September 30, 2011
		Weighted		Weighted
		Average		Average
	Amount	Rate	Amount	Rate

Due by September 30,

2012	$-		$1,000,000	2.93%
2013	3,000,000	3.23%	3,000,000	3.23%
2014	2,000,000	3.57%	2,000,000	3.57%

	$5,000,000	3.37%	$6,000,000	3.29%

At September 30, 2012 and 2011, the FHLB borrowings were secured by pledges of the Company’s investment in the capital stock of the FHLB totaling $879,400 and $545,300, respectively, and mortgage-backed and other securities with a carrying value of approximately $15.0 million and $16.2 million, respectively.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

11.  INCOME TAXES

The Bank qualifies as a savings institution under the provisions of the Internal Revenue Code and was therefore, prior to September 30, 1996, permitted to deduct from taxable income an allowance for bad debts based upon eight percent of taxable income before such deduction, less certain adjustments.  Retained earnings, at September 30, 2012 and 2011, include approximately $281,000 of such bad debt, which, in accordance with ASC Topic 740, Income Taxes, is considered a permanent difference between the book and income tax basis of loans receivable, and for which income taxes have not been provided.  If such amount is used for purposes other than for bad debt losses, including distributions in liquidation, it will be subject to income tax at the then current rate.

The components of income taxes are summarized as follows:
	Year Ended
	September 30,
	2012	2011

Current tax expense (benefit):
Federal	$21,444	$(136,827)
State	1,935	285

	23,379	(136,542)

Deferred tax expense:
Federal	8,190	333,928
State	8,168	57,016

	16,358	390,944

Total income tax expense	$39,737	$254,402

The provision for income taxes differs from that computed at the federal statutory rate of 34% as follows:

	Year Ended
	September 30,
	2012	2011

Tax expense at federal statutory rates	$56,394	$235,946

Increase in tax expense (benefit) resulting from:
State taxes, net of federal tax effect	6,668	37,819
Other items	(23,325)	(19,363)

	$39,737	$254,402

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

11.  INCOME TAXES (Cont’d)

The following temporary differences gave rise to deferred tax assets and liabilities:
	September 30,
	2012	2011

Deferred tax assets:
Allowance for loan and REO losses	$447,208	$545,226
Net operating loss carryforward	500,565	508,786
Pension liabilities	380,360	342,282
Deferred compensation	285,774	229,680
Uncollected interest	26,507	17,426
Depreciation	124,722	134,096
Other, net	10,940	17,572

Total deferred tax assets	1,776,076	1,795,068

Deferred tax liabilities:
Net unrealized gain on securities available for sale	617,827	539,035
Deferred loan origination costs	84,439	85,178
Prepaid expenses	43,258	52,833

Total deferred tax liabilities	745,524	677,046

Net deferred tax asset included in other assets	$1,030,552	$1,118,022

The realizability of the deferred tax asset is dependent upon a variety of factors, including the generation of future taxable income.  The Company believes that it is more likely than not that the Company will realize the benefits of the deferred tax assets.  At September 30, 2012, the Company has federal and state net operating loss carryforwards of $1.2 million and $1.7 million, respectively, that expire in 2031.

12.  COMMITMENTS AND CONTINGENCIES

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates.  These financial instruments include commitments to extend credit.  Those instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the statements of financial condition.  The contract or notional amounts of those instruments reflect the extent of the Company’s involvement in particular classes of financial instruments.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments.  The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

With the exception of letters of credit, the Company does not require collateral or other security to support financial instruments with credit risk, unless noted otherwise.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.  Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.  Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.  The Company has approved lines of credit unused but accessible to borrowers totaling $13.4 million and $13.0 million, at September 30, 2012 and 2011, respectively.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

12.  COMMITMENTS AND CONTINGENCIES (Cont’d)

At September 30, 2012 and 2011, the Company had $2.8 million and $4.0 million in outstanding commitments to fund loans. There were $700,000 and $1.1 million in outstanding commitments to sell loans at September 30, 2012 and 2011, respectively. There were no outstanding commercial letters of credit or commitments to purchase or sell investment securities at September 30, 2012 or 2011.

The Bank also has, in the normal course of business, commitments for services and supplies.  Management does not anticipate any losses on any of these commitments.

13.  REGULATORY CAPITAL

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies.  Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary, actions by regulators, that if undertaken could have a direct material effect on the Bank's financial statements.  Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items, as calculated under regulatory accounting practices.  The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of tangible and core capital (as defined in the regulations) to total assets and of total risk-based capital (as defined) to risk-weighted assets (as defined). In addition, in September, 2012, the Office of the Comptroller of the Currency (“OCC”), the Bank’s primary federal regulator, notified the Bank that it has established higher Individual Minimum Capital Ratios (“IMCR’s) for the Bank than required by regulation.  The Bank is now required to maintain (i) Tier 1 Capital at least equal to 8% of adjusted total assets; (ii) Tier 1 Capital at least equal to 14% of risk-weighted assets; and (iii) Total Capital at least equal to 15% of risk-weighted assets. Management believes, as of September 30, 2012, that the Bank meets all capital adequacy requirements to which it is subject, including the IMCRs.

The following table presents a reconciliation of capital per GAAP and regulatory capital at the dates indicated (in thousands):

	September 30,
	2012	2011

GAAP capital	$15,088	$14,831
Add (subtract): Unrealized gain on securities available for sale	(931)	(811)
Disallowed deferred tax assets	(311)	(249)
Adjustment to record funded status of pension	109	98

Core and tangible capital	13,955	13,869
Add: Allowable allowance for loan losses	1,158	1,091

Total risk-based capital	$15,113	$14,960

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

13.  REGULATORY CAPITAL (Cont’d)

The Bank’s actual capital amounts and ratios are presented in the following table:

					To be Well-
					Capitalized Under
			For Capital		Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount		Ratio
	(Dollars in thousands)

As of September 30, 2012
Tangible capital	$13,995	8.73%	$2,399	1.50%	$	N/A	-
Tier 1 (core) capital	13,995	8.73%	6,397	4.00%		7,997	5.00%
Risk-based capital:
Tier 1	13,955	15.10%	3,697	4.00%		5,546	6.00%
Total	15,113	16.35%	7,395	8.00%		9,243	10.00%

As of September 30, 2011
Tangible capital	$13,869	8.55%	$2,434	1.50%	$	N/A	-
Tier 1 (core) capital	13,869	8.55%	6,491	4.00%		8,113	5.00%
Risk-based capital:
Tier 1	13,869	14.40%	3,852	4.00%		5,778	6.00%
Total	14,960	15.53%	7,704	8.00%		9,630	10.00%

As of September 30, 2012, the Bank met all regulatory requirements for classification as a well-capitalized institution.

14. BENEFIT PLANS

Deferred Compensation Plan

The Company maintains a deferred compensation plan for both the directors and employees.

The directors' arrangement is an individual contract between the Company and each participating director and can be terminated at any time.  Directors may participate at their own discretion.  The Company may secure the deferred compensation agreement by purchasing an investment grade life insurance contract on each participating director.  The Company is the owner and beneficiary of each contract.  The use of the investment grade insurance contracts as the funding source of the program allows the Company to take advantage of preferential tax treatment provided to insurance contracts qualified under IRS Sections 101 and 7702.  Alternatively, amounts deferred may be invested in common stock of the Company or credited with an earnings rate of one percent over prime.

The employees' arrangement meets the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code.  Employees generally become eligible when they have attained age 21.  Each participant may elect to have his compensation reduced by up to the maximum amount allowed by law.  The reduction is contributed to the plan. No Company contribution was made in 2012 or 2011. All participants become 100% vested upon entering the plan.

Directors Consultation and Retirement Plan

The Company maintains a Directors Consultation and Retirement Plan ("DRP") to provide retirement benefits to directors of the Company who are not officers or employees ("Outside Directors").  Any director who has served as an Outside Director shall be a participant in the DRP, and payments under the DRP commence once the Outside Director retires as a director of the Company. The DRP provides a retirement benefit based on the number of years of service to the Company.  Outside Directors  who have completed not  less than  12 years of service  shall receive a

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

14. BENEFIT PLANS (Cont’d)

Directors Consultation and Retirement Plan (Cont’d)

benefit equal to (50%) + 2.889% times the number of years of service in excess of 12, multiplied by the average monthly board fee in effect at the time of retirement.  The maximum benefit shall be 85% of such monthly board fee.  Benefits shall be paid for 120 months to the retired directors, a surviving spouse, or the director's estate.  The DRP is an unfunded nonqualified pension plan, which is not anticipated to ever hold assets for investment.  Any contributions made to the DRP will be used to immediately pay DRP benefits as they come due.

The Company follows the guidance of ASC Topic 715, Compensation - Retirement Benefits. Topic 715 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status through comprehensive income in the year in which the changes occur.

The following table summarizes changes in the DRP’s projected benefit obligation, assets and funded status:
	At or for the Year Ending
	September 30,
	2012	2011

Change in benefit obligation:

Benefit obligation at beginning of year	$856,990	$820,466
Service cost	19,552	20,224
Interest cost	40,488	41,544
Actuarial (gain) loss	35,298	(25,244)

Benefit obligation at end of year	952,328	856,990

Change in plan assets:

Market value of assets - beginning	-	-
Employer contributions	-	-
Annuity payments	-	-
	-	-
Market value of assets - ending	-	-

Funded status and accrued plan cost
included in other liabilities at end of year	$(952,328)	$(856,990)

Amounts recognized in accumulated other comprehensive loss in the statements of financial condition:
	September 30,
	2012	2011

Net loss	$132,446	$99,248
Prior service cost	49,300	63,268

	$181,746	$162,516

Pension benefits expected to be paid for the fiscal years ending September 30 are $17,304 in 2013, $41,995 in 2014, $49,027 in 2015, $55,592 in 2016, $61,731 in 2017, and a total of $453,764 in 2018-2022.  These amounts are based on the same assumptions used to measure the benefit obligation at September 30, 2012 and include estimated future service.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

14. BENEFIT PLANS (Cont’d)

Directors Consultation and Retirement Plan (Cont’d)

	September 30,
	2012	2011
Components of net periodic benefit cost:
Service cost	$19,552	$20,224
Interest cost	40,488	41,544
Amortization of unrecognized loss	2,100	7,196
Amortization of unrecognized past service liability	13,968	13,968

Net periodic benefit cost included in
compensation and benefits expense	76,108	82,932

Changes in benefit obligation recognized in other
comprehensive (income) loss:
Net (gain) loss	35,298	(25,244)
Amortization of loss	(2,100)	(7,196)
Amortization of prior service cost	(13,968)	(13,968)

Benefit obligation recognized in other
comprehensive income	19,230	(46,408)

Total recognized in net periodic benefit cost
and other comprehensive (income) loss	$95,338	$36,524

For the year ended September 30, 2013, $6,184 of net loss and $13,968 of past service liability currently included in other comprehensive loss is expected to be recognized as a component of net periodic pension cost.

A discount rate of 4.75% and 5.125% was assumed in the plan valuation for the years ended September 30, 2012 and 2011, respectively, while a discount rate of 4.00% and 4.75% was used to determine the benefit obligation at September 30, 2012 and 2011, respectively. The rate of increase in future compensation levels was 3.5% for 2012 and 4.50% for 2011.

Stock Option Plan

The Company has stock option plans (“Plans”) which authorize the issuance of up to 168,746 shares upon the exercise of stock options that may be awarded to officers, directors, key employees, and other persons providing services to the Company.  Shares issued on the exercise of options may be authorized but unissued shares, treasury shares or shares acquired on the open market.  The options granted under the Plans constitute either Incentive Stock Options or Non-Incentive Stock Options.  The options are granted at an exercise price equal to the fair market value of the Company’s common stock on the date of grant and expire not more than 10 years after the date of grant.  At September 30, 2012, there were 26,434 shares remaining for future option awards.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

14. BENEFIT PLANS (Cont’d)

Stock Option Plan (Cont’d)

The following table summarizes activity under the Plans for the years ended September 30, 2012 and 2011:
	Year Ended September 30,
	2012		2011
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price

Outstanding at beginning of period	103,242	$11.283	103,242	$11.283
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	(10,200)	12.725	-	-

Outstanding at end of period	93,042	$11.125	103,242	$11.283

Options exercisable at period end	93,042		103,242

The following table summarizes all stock options outstanding as of September 30, 2012, all of which are exercisable:

Weighted Average
Number	Exercise	Remaining
of Shares	Price	Contractual Life

54,642	$ 10.000	3.3 years
38,400	12.725	3.9 years

93,042	$ 11.125	3.6 years

No stock option expense was recorded in fiscal 2012 or 2011 because all options were fully vested.

Restricted Stock Plan

The Company has restricted stock plans (“Plans”) which provide for the award of shares of restricted stock to directors, officers and employees.  The Plans provide for the purchase of 67,496 shares of common stock in the open market to fund such awards.  All of the Common Stock to be purchased by the Plans is purchased at the fair market value on the date of purchase.  Awards under the Plans are made in recognition of expected future services to the Company by its directors, officers, and key employees responsible for implementation of the policies adopted by the Company’s Board of Directors and as a means of providing a further retention incentive.  Compensation expense on Plan shares is recognized over the vesting periods based on the market value of the stock on the date of grant.  Recipients of awards receive compensation payments equal to dividends paid prior to the date of vesting within 30 days of each dividend payment date.  As of September 30, 2012, there were 22,448 shares remaining for future awards.  Compensation expense for the Plans was approximately $2,700 and $14,500 for the years ended September 30, 2012 and 2011, respectively, resulting in a tax benefit of $1,100 and $5,800, respectively.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

14. BENEFIT PLANS (Cont’d)

Restricted Stock Plan (Cont’d)

The following table summarizes changes in unvested shares:
	Year Ended September 30,
	2012		2011
		Weighted		Weighted
		Average		Average
	Number	Grant Date	Number	Grant Date
	of Shares	Fair Value	of Shares	Fair Value

Unvested share awards at
beginning of period	2,796	$6.498	4,912	$7.665
Granted	-	-	-	-
Vested	(1,195)	8.553	(2,116)	8.613
Forfeited	(1,044)	5.750	-	-

Unvested share awards at end of period	557	$5.750	2,796	$6.948

No shares were awarded during the years ended September 30, 2012 or 2011. As of September 30, 2012, there is $800 of unrecognized Plan compensation expense, which will be recognized over a weighted average period of two months.

Employee Stock Ownership Plan

Effective upon the consummation of the Bank’s initial stock offering, an Employee Stock Ownership Plan (“ESOP”) was established for all eligible employees who have completed a twelve-month period of employment with the Bank and at least 1,000 hours of service, and have attained the age of 21.  The ESOP used $156,800 in proceeds from a term loan to purchase 62,149 shares of Bank common stock during the stock offering.  In fiscal 2004, the ESOP purchased 72,861 shares of common stock in the second-step conversion with the proceeds of a $776,000 loan from the Company, which has a 10-year term and an interest rate of 4.75%.  $47,000 of the proceeds were used to payoff the prior outstanding debt.

Shares purchased with the loan proceeds were initially pledged as collateral for the loans and are held in a suspense account for future allocation among participants.  Contributions to the ESOP and shares released from the suspense account are in an amount proportional to the loan repayment. Shares are allocated among the participants on the basis of compensation, as described by the Plan, in the year of allocation.

The ESOP is accounted for in accordance with ASC Topic 718.  The ESOP shares pledged as collateral are reported as unallocated ESOP shares in the statements of financial condition.  As shares are committed to be released from collateral, the Bank reports compensation expense equal to the current market price of the shares, and the shares become outstanding for basic net income per common share computations.  ESOP compensation expense was approximately $34,000 and $41,000 for the years ended September 30, 2012 and 2011, respectively.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

14. BENEFIT PLANS (Cont’d)

Employee Stock Ownership Plan (Cont’d)

The ESOP shares are as follows:

	Year Ended
	September 30,
	2012	2011

Allocated shares	87,487	90,682
Unreleased shares	18,301	27,452

Total ESOP shares	105,788	118,134

Fair value of unreleased shares	$433,731	$98,825

Employment Agreements

The Bank has an employment agreement (the “Agreement”) with its Chief Financial Officer for a one-year term subject to an annual extension for an additional year on each anniversary date.  Under the Agreement, her employment may be terminated by the Bank with or without “just cause” as defined in the Agreement.  If the Bank terminates her employment without just cause, she will be entitled to a continuation of salary from the date of termination through the remaining term of the Agreement, but in no event for a period of less than six months thereafter.  The Agreement also provides for payments in the event of termination of employment in connection with a change in control.

 Directors Change in Control Severance Plan

On May 8, 2008 the Company adopted a Directors Change in Control Severance Plan (the “Plan”) for non-employee members of the Board of Directors.  The Plan provides for a severance benefit payment to directors upon their termination of service as a director following a change in control.

15.  FAIR VALUE MEASUREMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS

A.  Fair Value Measurements

On October 1, 2008, the Company adopted the FASB’s guidance on fair value measurements, codified into ASC Topic 820, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The guidance applies to other accounting pronouncements that require or permit fair value measurements.  ASC Topic 820 clarifies that fair value is the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, rather than an entry price that would be paid to acquire an asset or liability. It also establishes a fair value hierarchy that distinguishes between  assumptions developed based on market data obtained from independent sources (observable inputs), and assumptions developed based on the best information available in the circumstances (unobservable inputs).  The fair value hierarchy levels are summarized as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities.

Level 2:	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or observable market data.

Level 3:	Unobservable inputs where there is little, if any, market activity and that are developed based on the best information available under the circumstances.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

15.  FAIR VALUE MEASUREMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS (Cont’d)

A.  Fair Value Measurements (Cont’d)

Determination of the appropriate level within the fair value hierarchy is based on the lowest level input that is significant to the fair value measurement.

Assets and liabilities measured at fair value on a recurring basis, segregated by fair value hierarchy level, are summarized as follows:
	Level 1	Level 2	Level 3	Total
	(In thousands)

September 30, 2012
Securities available for sale:
U.S. government and agency securities	$-	$20,171	$-	$20,171
Mortgage-backed securities	-	23,830	-	23,830

September 30, 2011
Securities available for sale:
U.S. government and agency securities	$-	$19,175	$-	$19,175
Mortgage-backed securities	-	23,642	-	23,642

Assets and liabilities measured at fair value on a non-recurring basis, segregated by fair value hierarchy level, are summarized below:

	Level 1	Level 2	Level 3	Total
	(In thousands)

September 30, 2012
Impaired loans	$-	$-	$724	$724
Real estate owned	-	-	444	444

September 30, 2011
Impaired loans	$-	$-	$293	$293
Real estate owned	-	-	1,611	1,611

A loan is deemed to be impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loan impairment is measured based on discounted cash flows or collateral value. If a valuation adjustment is required, a portion of the general valuation allowance is allocated equal to the impairment amount.  Impaired loans are reviewed and evaluated on at least a quarterly basis for additional impairment and adjusted accordingly.

Real estate owned represents properties that have been acquired in foreclosure or by deed-in-lieu of foreclosure. The assets are written down to fair value less estimated costs to sell at the time of foreclosure. Fair value is based on the appraised value, which may be adjusted based on management’s review and market conditions. Subsequent valuations are periodically performed and if the value has declined, an allowance would be established with a charge to operations.  Additional impairments on REO properties of approximately $297,000 and $309,000 were recorded for the years ended September 30, 2012 and 2011, respectively, as a provision for REO losses.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

15.  FAIR VALUE MEASUREMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS (Cont’d)

B.  Fair Value Disclosures

The following methods and assumptions were used by the Company in estimating fair values of financial instruments at September 30, 2012 and 2011:

Cash and Cash Equivalents and Certificates of Deposit

The carrying amounts of cash and short-term instruments approximate their fair value.

Investment and Mortgage-Backed Securities

Fair values for securities, excluding restricted equity securities, are based on quoted market prices.  The carrying values of restricted equity securities approximate fair values.

Loans Receivable

For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values.  Fair values for certain mortgage loans and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics.  Fair values for commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.  These are categorized as a level 2 hierarchy. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposit Liabilities

The fair value of demand deposits, savings deposits and money market accounts are the amounts payable on demand.  The fair values of certificates of deposit are based on the discounted value of contractual cash flows.  The discount rate was estimated using the rate currently offered for deposits of similar remaining maturities. This is categorized as a level 2 hierarchy.

Short-Term Borrowings

The carrying amounts of federal funds purchased, and other short-term borrowings maturing within 90 days approximate their fair values.  Fair values of other short-term borrowings are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.  This is categorized as a level 2 hierarchy.

Long-Term Debt

The fair value of long-term debt is estimated using discounted cash flow analysis based on the current incremental borrowing rates for similar types of borrowing arrangements.  This is categorized as a level 2 hierarchy.

Accrued Interest Receivable

The carrying amounts of accrued interest approximate their fair values.

Federal Home Loan Bank of New York Stock

Federal Home Loan Bank of New York stock is valued at cost.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

15.  FAIR VALUE MEASUREMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS (Cont’d)

B.  Fair Value Disclosures (Cont’d)

Off-Balance-Sheet Instruments

In the ordinary course of business the Company has entered into off-balance-sheet financial instruments consisting of commitments to extend credit.  Such financial instruments are recorded in the financial statements when they are funded. Their fair value would approximate fees currently charged to enter into similar agreements.

The carrying values and estimated fair values of financial instruments are as follows (in thousands):

	September 30, 2012		September 30, 2011
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Financial Assets

Cash and cash equivalents	$4,781	$4,781	$3,828	$3,828
Securities available for sale	44,001	44,001	42,818	42,818
Securities held to maturity	89	92	109	113
Loans receivable	106,001	109,019	108,616	112,976
Accrued interest receivable	470	470	515	515
FHLB stock	879	879	545	545

Financial Liabilities

Deposits	128,904	129,498	139,219	141,293
Borrowed funds	13,650	13,781	6,000	6,274

The fair value estimates are made at a discrete point in time based on relevant market information and information about the financial instruments.  Fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors.  These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.  Further, the foregoing estimates may not reflect the actual amount that could be realized if all or substantially all of the financial instruments were offered for sale.

In addition, the fair value estimates were based on existing on-and-off balance sheet financial instruments without attempting to value the anticipated future business and the value of assets and liabilities that are not considered financial instruments.  Other significant assets and liabilities that are not considered financial assets and liabilities include real estate owned, premises and equipment, and advances from borrowers for taxes and insurance.  In addition, the tax ramifications related to the realization of the unrealized gains and losses have a significant effect on fair value estimates and have not been considered in any of the estimates.

Finally, reasonable comparability between financial institutions may not be likely due to the wide range of permitted valuation techniques and numerous estimates which must be made given the absence of active secondary markets for many of the financial instruments.  The lack of uniform valuation methodologies introduces a greater degree of subjectivity to these estimated fair values.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY

16.  SUPERVISORY AGREEMENT

On July 23, 2012, the Bank entered into a formal agreement (“Agreement”) with the OCC in response to regulatory concerns raised in the Bank’s regulatory examination report dated August 1, 2011.  The Agreement requires the Board to establish a compliance committee to monitor and coordinate the Bank's adherence to the provisions of the Agreement. The Agreement requires the Bank, among other things, to (1) undertake a review of management’s capabilities and develop a management succession plan; (2) adopt changes to the Bank’s internal audit program; (3) adopt revisions to its Criticized Asset Reduction Plan to protect the Bank’s interests in assets criticized by the examiners or in internal or external loan reviews; (4) develop a profit plan to improve and sustain the Bank’s earnings; (5) make revisions to its information security program; (6) adopt a written capital plan with specific plans for maintaining capital levels to support the Bank’s current size, condition and risk profile; and (7) adopt a revised contingency funding plan.

The Bank has been working on the items called for in the formal agreement over the past year.  Management believes that it has already completed many of the items and has made significant progress in complying with the terms of the agreement.  The formal agreement replaces and supersedes the Supervisory Agreement previously entered into with the Office of Thrift Supervision, dated as of June 17, 2009.

17.  RECENT ACCOUNTING PRONOUNCEMENTS

In May, 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.  The amendments in this update result in common fair value measurement and disclosure requirements in U.S. Generally Accepted Accounting Principles (“GAAP”) and International Financial Reporting Standards (“IFRSs”) and change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. For many of the requirements, it is not intended for the amendments to result in a change in the application of the requirements in Topic 820.  Some of the amendments clarify the intent about the application of existing fair value measurement requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements.  The amendments are to be applied prospectively and are effective during interim and annual periods beginning after December 15, 2011.

ANNEX A
Execution Copy

AGREEMENT AND PLAN OF MERGER

By and Among

TF FINANCIAL CORPORATION,
3RD FED BANK,
ROEBLING FINANCIAL CORP, INC.
AND
ROEBLING BANK,

Dated as of December 28, 2012

Section 3.25	Deposits	28

A-i

A-ii

A-iii

Section 8.10	Transition Period Retention Agreement	60

ARTICLE 9
CONDITIONS TO OBLIGATIONS OF SELLER
Section 9.1	Representations and Warranties	60
Section 9.2	Performance of Obligations	61
Section 9.3	Certificate Representing Satisfaction of Conditions	61

ARTICLE 10
TERMINATION, WAIVER AND AMENDMENT
Section 10.1	Termination	61
Section 10.2	Effect of Termination; Termination Fee	64
Section 10.3	Amendments	65
Section 10.4	Waivers	65
Section 10.5	Non-Survival of Representations, Warranties and Covenants	65

ARTICLE 11
MISCELLANEOUS
Section 11.1	Definitions	66
Section 11.2	Entire Agreement	67
Section 11.3	Notices	68
Section 11.4	Severability	69
Section 11.5	Costs and Expenses	69
Section 11.6	Captions	69
Section 11.7	Counterparts	69
Section 11.8	Persons Bound; No Assignment	69
Section 11.9	Governing Law	69
Section 11.10	Exhibits and Schedules	69
Section 11.11	Waiver	69
Section 11.12	Construction of Terms	70

Exhibits
Exhibit A	Form of Support Agreement
Exhibit B	Form of Bank Plan of Merger
Exhibit C	Form of Option Cancellation and Release Agreement

A-iv

AGREEMENT AND PLAN OF MERGER

By and Among

TF FINANCIAL CORPORATION,

3RD FED BANK,

ROEBLING FINANCIAL CORP, INC.

AND

ROEBLING BANK

This AGREEMENT AND PLAN OF MERGER, dated as of the 28th day of December, 2012 (this “Agreement”), by and among TF Financial Corporation, a Pennsylvania corporation (“Buyer”), 3rd Fed Bank, a Pennsylvania-chartered savings bank (“Buyer Bank”), Roebling Financial Corp, Inc., a New Jersey corporation (“Seller”) and Roebling Bank, a federally chartered stock savings bank (“Seller Bank”) (each, a “Party” and, collectively, the “Parties”).

WITNESSETH THAT:

WHEREAS, the Boards of Directors of Buyer and Seller deem it in the best interests of Buyer and Seller, respectively, and of their respective shareholders, that Buyer and Seller enter into this Agreement pursuant to which Buyer will acquire all of the issued and outstanding shares of capital stock of Seller through the merger of Seller with and into Buyer (the “Merger”);

WHEREAS, Buyer owns all of the issued and outstanding capital stock of Buyer Bank and Seller owns all of the issued and outstanding capital stock of Seller Bank, and it is contemplated that, immediately following the Merger, Seller Bank will be merged with and into Buyer Bank with Buyer Bank as the surviving entity (the “Bank Merger”);

WHEREAS, as an inducement and condition to Buyer’s entering into this Agreement, each of the directors and executive officers of Seller in his or her individual capacity have entered into a Support Agreement with Buyer in the form attached hereto as Exhibit A, pursuant to which they have agreed to take certain actions in support and cooperation of this transaction and the surviving corporation; and

NOW, THEREFORE, in consideration of the premises and the mutual covenants, representations, warranties and agreements herein contained, the Parties agree that all the outstanding shares of common stock of Seller will be acquired by Buyer through the merger of Seller with and into Buyer and that the terms and conditions of the Merger, the mode of carrying the Merger into effect, including the manner of converting the shares of common stock of Seller into cash or shares of the common stock of Buyer, par value $0.10 per share (the “Buyer Common Stock”), shall be as hereinafter set forth.

ARTICLE 1

THE MERGER

   Section 1.1    Consummation of Merger; Closing Date.

(a)           On the terms and subject to the conditions set forth in this Agreement, at the Effective Time of the Merger (as defined herein), Seller shall be merged with and into Buyer in accordance with Chapter 19, Subchapter C of the Pennsylvania Business Corporation Law of 1988 (“PBCL”) and Chapter 10 of the New Jersey Business Corporation Act (“NJBCA”) (the “Merger”), with Buyer as the surviving corporation (hereinafter sometimes called the “Surviving Corporation”).  Each share of common stock, par value $0.10 per share, of Seller (“Seller Common Stock”) outstanding immediately prior to the Effective Time of the Merger (other than shares held by Seller, including treasury shares, Buyer or any of their respective wholly-owned subsidiaries (in each case, other than in a fiduciary capacity)) shall, by virtue of the Merger and without any further action by the holder thereof, be converted into and represent the right to receive, at the election of the holder and subject to the limitations set forth herein, .0.3640 shares of Buyer Common Stock (as adjusted pursuant to Section 2.6) or $8.60 in cash, without interest (the “Merger Consideration”) as provided in Section 2.1 hereof and subject to the terms, conditions, potential adjustments, limitations and procedures set forth in this Agreement.

(b)           The Merger shall be consummated pursuant to the terms and conditions of this Agreement, which has been approved and adopted by each of the Boards of Directors of Buyer, Buyer Bank, Seller and Seller Bank.

(c)           Subject to the prior satisfaction or waiver of the conditions set forth in Articles 7, 8 and 9 hereof, the Merger shall become effective as of the date and time that the Articles of Merger are filed with the Pennsylvania Department of State pursuant to Section 1927 of the PBCL and the Certificate of Merger is filed with the New Jersey Secretary of State pursuant to Sections 10-4.1 and 10-7 of the NJBCA, unless a later date or time is specified as the effective time in the Articles of Merger and the Certificate of Merger (such time is referred to herein as the “Effective Time of the Merger”).  Subject to the terms and conditions hereof, unless otherwise agreed upon by Buyer and Seller, the Effective Time of the Merger shall occur on the tenth (10th) business day following the later to occur of (i) the effective date (including expiration of any applicable waiting period) of the last required Consent (as defined herein) of any Regulatory Authority (as defined herein) having authority over the transactions contemplated under this Agreement and the satisfaction of all of the other terms and conditions of this Agreement (other than those conditions that by their nature are to be satisfied at the Closing (as defined herein)) and (ii) the date on which the shareholders of Seller approve the transactions contemplated by this Agreement.

(d)           The closing of the Merger (the “Closing”) shall take place at the principal offices of Buyer at 10:00 a.m. local time on the day that the Effective Time of the Merger occurs, or such other date, time and place as the Parties hereto may agree (the “Closing Date”).  Subject to the provisions of this Agreement, at the Closing there shall be delivered to each of the Parties hereto the opinions, certificates and other documents and instruments required to be so delivered pursuant to this Agreement.

Section 1.2    Effect of Merger.  At the Effective Time of the Merger, Seller shall be merged with and into Buyer and the separate existence of Seller shall cease.  The Articles of Incorporation and Bylaws of Buyer, as in effect on the date hereof and as otherwise amended prior to the Effective Time of the Merger, shall be the Articles of Incorporation and Bylaws of the Surviving Corporation until further amended as provided therein and in accordance with applicable law.  The Surviving Corporation shall have all the rights, privileges, immunities and powers and shall be subject to all the duties and liabilities of a Pennsylvania corporation and shall thereupon and thereafter possess all other privileges, immunities and franchises of a private, as well as of a public nature, of each of the constituent corporations.  The Merger shall have the effects set forth in the PBCL and the NJBCA.  All property (real, personal and mixed) and all debts on whatever account, including subscriptions to shares, and all choses in action, all and every other interest, of or belonging to or due to each of the constituent corporations so merged shall be taken and deemed to be transferred to and vested in the Surviving Corporation without further act or deed.  The title to any real estate, or any interest therein, vested in any of the constituent corporations shall not revert or be in any way impaired by reason of the Merger.  The Surviving Corporation shall thenceforth be responsible and liable for all the liabilities and obligations of each of the constituent corporations so merged and any claim existing or action or proceeding pending by or against either of the constituent corporations may be prosecuted as if the Merger had not taken place or the Surviving Corporation may be substituted in its place.  Neither the rights of creditors nor any liens upon the property of any constituent corporation shall be impaired by the Merger.

Section 1.3    Further Assurances.  If, at any time after the Effective Time of the Merger, Buyer shall reasonably consider or be advised that any further deeds, assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in Buyer its right, title or interest in, to or under any of the rights, properties or assets of Seller or Seller Bank or (ii) otherwise carry out the purposes of this Agreement, Seller and its officers and directors shall be deemed to have granted to the officers and directors of Buyer an irrevocable power of attorney to execute and deliver, in such official corporate capacities, all such deeds, assignments or assurances in law or any other acts as are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in Buyer its right, title or interest in, to or under any of the rights, properties or assets of Seller or Seller Bank or (b) otherwise carry out the purposes of this Agreement, and the officers and directors of Buyer are authorized in the name of Seller or otherwise to take any and all such action.

Section 1.4    Directors and Officers.  Except as otherwise set forth herein in Section 6.10, from and after the Effective Time of the Merger, the directors of the Surviving Corporation and officers of the Surviving Corporation shall be those persons serving as directors and officers of Buyer immediately prior to the Effective Time of the Merger.

ARTICLE 2

CONVERSION OF CONSTITUENTS’ CAPITAL SHARES

Section 2.1    Manner of Conversion of Seller Common Stock.  Subject to the provisions hereof, as of the Effective Time of the Merger and by virtue of the Merger and without any further action on the part of Buyer, Seller or the holder of any shares of any of them, the shares of the constituent corporations shall be converted as follows:

(a)           Each share of capital stock of Buyer outstanding immediately prior to the Effective Time of the Merger shall, after the Effective Time of the Merger, remain outstanding and unchanged.

(b)           Each share of Seller Common Stock held by Seller or by Buyer (or any of their subsidiaries) other than such shares held in a fiduciary capacity or as a result of debts previously contracted, shall be canceled and retired and no consideration shall be paid or delivered in exchange therefor.

(c)           Except with regard to the shares of Seller Common Stock excluded under Section 2.1(b) above, each issued and outstanding share of Seller Common Stock outstanding immediately prior to the Effective Time of the Merger (whether or not subject to restriction) shall be converted into and constitute, as provided in and subject to the limitations set forth in this Agreement, the right to receive at the election of the holder thereof as provided in, and as adjusted pursuant to, Sections 2.2 and 2.7, the following consideration:

(1)           for each such share of  Seller Common Stock with respect to which an election to receive cash has been effectively made and not revoked or lost pursuant to Section 2.2 (a “Cash Election”), cash in an amount equal to $8.60, without interest, (the “Cash Consideration”) (collectively, the “Cash Election Shares”); or

(2)           for each such share of Seller Common Stock with respect to which an election to receive Buyer Common Stock has been effectively made and not revoked or lost pursuant to Section 2.2 (a “Stock Election”), 0.3640 of a share (the “Exchange Ratio”) of Buyer Common Stock (the “Stock Consideration”) (collectively, the  “Stock Election Shares”) or

(3)           for each such share of Seller Common Stock other than shares as to which a Cash Election, a Stock Election or a Mixed Election has been effectively made and not revoked or lost pursuant to Section 2.2 (collectively, the “Non-Election Shares”), the Stock Consideration or Cash Consideration as is determined in accordance with Section 2.2.

(d)           It shall be a condition to Buyer’s obligation to consummate the Merger that the Adjusted Stockholders’ Equity (as defined below) of Seller as of the last day of the month prior to the month in which the Effective Time of the Merger is expected to occur (the “Measurement Date”) is not  less than $15,250,000.  “Adjusted Stockholders’ Equity” shall mean the consolidated stockholders’ equity of Seller, calculated in accordance with GAAP (as defined herein), which shall be adjusted to give effect to the payment or accrual of all legal, financial advisory and other fees and expenses incurred or to be incurred as of or prior to, the Effective Time of the Merger as a result of this Agreement and the transactions contemplated herein but disregarding accumulated other comprehensive income attributable to unrealized gains or losses on securities available for sale, net of tax. Adjusted Stockholders’ Equity shall be calculated by Seller as of the close of business on the Measurement Date, using reasonable estimates of revenues and expenses projected through the Effective Time where actual amounts are not available. Details regarding such calculation, which shall be subject to verification by Buyer, shall be provided by Seller to Buyer at least two business days prior to the Closing.

Section 2.2   Election Procedures.

(a)           Holders of shares of Seller Common Stock may elect to receive shares of Buyer Common Stock or cash (in either case without interest) in exchange for their shares of Seller Common Stock in accordance with the procedures set forth in this Section 2.2.  Shares of Seller Common Stock as to which a Cash Election (including, pursuant to a Mixed Election) has been made are referred to herein as “Cash Election Shares.”  Shares of Seller Common Stock as to which a Stock Election has been made (including, pursuant to a Mixed Election) are referred to as “Stock Election Shares.”  Shares of Seller Common Stock as to which no election has been made (or as to which an Election Form is not returned properly completed) are referred to herein as “Non-Election Shares.”

(b)           An election form and other appropriate and customary transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of such Certificates to the Exchange Agent), in such form as Seller and Buyer shall mutually agree (“Election Form”), shall be mailed on the same date as the Proxy Statement/Prospectus (as defined herein) is mailed to shareholders of Seller  (the “Mailing Date”) to each holder of record of Seller Common Stock eligible to vote at the Seller Stockholders’ Meeting (the “Election Form Record Date”).  Each Election Form shall permit such holder, subject to the allocation and election procedures set forth in this Section 2.2, (i) to elect to receive the Cash Consideration for all of the shares of Seller Common Stock held by such holder, in accordance with Section 2.1(c)(1), (ii) to elect to receive the Stock Consideration for all of such shares, in accordance with Section 2.1(c)(2), (iii) to elect to receive the Stock Consideration for a certain number of such holder’s shares and the Cash Consideration for all other shares of such holder’s shares (a “Mixed Election”) (all such shares together, the “Mixed Election Shares”), or (iv) to indicate that such record holder has no preference as to the receipt of cash or Buyer Common Stock for such shares.  A holder of record of shares of Seller Common Stock who holds such shares as nominee, trustee or in another representative capacity (a “Stockholder Representative”) may submit multiple Election Forms,  provided  that each such Election Form covers all the shares of Seller Common Stock held by such Stockholder Representative for a particular beneficial owner.  Any shares of Seller Common Stock with respect to which the holder thereof shall not, as of the Election Deadline (as defined herein), have made an election by submission to the Exchange Agent of an effective, properly completed Election Form shall be deemed Non-Election Shares.

(c)           To be effective, a properly completed Election Form shall be submitted to the Exchange Agent on or before 5:00 p.m., New York City time, on the 25th day following the Mailing Date (or such other time and date as Buyer and Seller may mutually agree) (the “Election Deadline”); provided, however, that the Election Deadline may not occur on or after the Closing Date.  Seller shall use its reasonable best efforts to make available up to two separate Election Forms, or such additional  Election Forms as Buyer may permit, to all persons who become holders (or beneficial owners) of Seller Common Stock between the Election Form Record Date and the close of business on the business day prior to the Election Deadline.  Seller shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein.  An election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline.  An Election Form shall be deemed properly completed only if accompanied by one or more Certificates (or customary affidavits and indemnification regarding the loss or destruction of such Certificates or the guaranteed delivery of such Certificates) representing all shares of Seller Common Stock covered by such Election Form, together with duly executed transmittal materials included with the Election Form.  If a Seller stockholder either (i) does not submit a properly completed Election Form in a timely fashion or (ii) revokes its Election Form prior to the Election Deadline (without later submitting a properly completed Election Form prior to the Election Deadline), the shares of Seller Common Stock held by such stockholder shall be designated as Non-Election Shares.  Any Election Form may be revoked or changed by the person submitting such Election Form to the Exchange Agent by written notice to the Exchange Agent only if such notice of revocation or change is actually received by the Exchange Agent at or prior to the Election Deadline.  Buyer shall cause the Certificate or Certificates relating to any revoked Election Form to be promptly returned without charge to the person submitting the Election Form to the Exchange Agent.  Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have discretion to determine when any election, modification or revocation is received and whether any such election, modification or revocation has been properly made.  All Elections (whether Cash, Stock or Mixed) shall be revoked automatically if the Exchange Agent is notified in writing by Buyer or Seller, upon exercise by Buyer or Seller of its respective or their mutual rights to terminate this Agreement to the extent provided under Article 10, that this Agreement has been terminated in accordance with Article 10.

(d)           Notwithstanding any other provision contained in this Agreement, in no event will the number of Cash Election Shares be converted into the Cash Consideration if this would result in the amount of cash paid exceeding the Aggregate Cash Consideration.  For purposes of this Agreement, the term “Aggregate Cash Consideration” means $7,252,066 including all amounts paid in cash for the Options Consideration pursuant to Section 2.3(a) if any and for shares held by the ESOP pursuant to Section 6.3(h) which have not been allocated to the accounts of participants.  All of the other shares of Seller Common Stock shall be converted into the Stock Consideration.

(e)           If the number of Cash Election Shares times the Cash Consideration is less than the Aggregate Cash Consideration, then:

(1)           all Cash Election Shares shall be converted into the right to receive cash,

(2)           Non-Election Shares shall then be deemed to be Cash Election Shares to the extent necessary to have the total number of Cash Election Shares times the Cash Consideration equal the Aggregate Cash Consideration.  If less than all of the Non-Election Shares need to be treated as Cash Election Shares, then the Exchange Agent shall select which Non-Election Shares shall be treated as Cash Election Shares in such manner as the Exchange Agent shall determine, and all remaining Non-Election Shares shall thereafter be treated as Stock Election Shares,

(3)           If all of the Non-Election Shares are treated as Cash Election Shares under the preceding subsection and the total number of Cash Election Shares times the Cash Consideration is less than the Aggregate Cash Consideration, then the Exchange Agent shall convert on a pro rata basis as described below a sufficient number of Stock Election Shares into Cash Election Shares (“Reallocated Cash Shares”) such that the sum of the number of Cash Election Shares plus the number of Reallocated Cash Shares times the Cash Consideration equals the Aggregate Cash Consideration, and all Reallocated Cash Shares will be converted into the right to receive the Cash Consideration, and

(4)           the Stock Election Shares which are not Reallocated Cash Shares shall be converted into the right to receive the Stock Consideration.

(f)           If the number of Cash Election Shares times the Cash Consideration is greater than the Aggregate Cash Consideration, then:

(1)           all Stock Election Shares and all Non-Election Shares shall be converted into the right to receive the Stock Consideration,

(2)           the Exchange Agent shall convert on a pro rata basis as described below a sufficient number of Cash Election Shares (“Reallocated Stock Shares”) such that the number of remaining Cash Election Shares times the Cash Consideration equals the Aggregate Cash Consideration, and all Reallocated Stock Shares shall be converted into the right to receive the Stock Consideration, and

(3)           the Cash Election Shares which are not Reallocated Stock Shares shall be converted into the right to receive the Cash Consideration.

(g)           If the number of Cash Election Shares times the Cash Consideration is equal to the Aggregate Cash Consideration, then subparagraphs (d)(i) and (ii) above shall not apply and all Non-Election Shares and all Stock Election Shares will be converted into the right to receive the Stock Consideration.

(h)           In the event that the Exchange Agent is required to convert some Stock Election Shares into Reallocated Cash Shares, each holder of Stock Election Shares shall be allocated a pro rata portion of the total Reallocated Cash Shares.  In the event the Exchange Agent is required to convert some Cash Election Shares into Reallocated Stock Shares, each holder of Cash Election Shares shall be allocated a pro rata portion of the total Reallocated Stock Shares.

(i)           Notwithstanding any other provision hereof, no fractional shares of Buyer Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger.  Instead, Buyer will pay to each holder of Seller Common Stock who would otherwise be entitled to a fractional share of Buyer Common Stock (after taking into account all Old Certificates delivered by such holder) an amount in cash (without interest) determined by multiplying such fraction of a share of Buyer Common Stock by the average of the closing sale prices of Buyer Common Stock, as reported on The Nasdaq Stock Market for the twenty consecutive trading days ending on the day immediately prior to the Closing Date; provided, however, that in the event Buyer Common Stock does not trade on one or more of the trading days in such period, any such date shall be disregarded in computing the average closing sales price and the average shall be based upon the closing sales prices and number of days on which Buyer Common Stock actually traded during such period.

(j)           Within five business days after the Effective Time of the Merger, Buyer shall cause the Exchange Agent to effect the allocation of the Cash Consideration and the Stock Consideration among holders of Seller Common Stock and to distribute the Merger Consideration as set forth herein.

Section 2.3    Seller Stock Options and Stock Awards.  As of and immediately prior to the Effective Time of the Merger, all rights with respect to shares of Seller Common Stock issuable pursuant to the exercise of stock options (“Seller Options”) granted by Seller or Seller Bank under the Seller or Seller Bank equity incentive plans set forth in Schedule 2.3 (the “Seller Equity Plans”), each of which are listed and described on Schedule 2.3 and which remain outstanding immediately prior to the Effective Time of the Merger and which have not yet been exercised, shall be cancelled by Seller in exchange for a cash payment equal to the positive difference, if any, between (x) $8.60 and (y) the option exercise price (the “Options Consideration”). Schedule 2.3 also sets forth a complete listing of all restricted stock awards outstanding as of the date of this Agreement (the “Stock Awards”) including the name of the recipient and the number of shares subject to such Stock Awards. The cancellation of Seller Options in exchange for the Options Consideration described in this section shall be deemed a release of any and all rights the holder had or may have had in respect of such Seller Options although Seller will use its reasonable best efforts to have each holder of any such Seller Option (including with respect to out-of-the-money Seller Options) execute and deliver an Option Cancellation and Release Agreement in the form set forth as Exhibit C hereto.  Prior to the Effective Time of the Merger, Seller shall take or cause to be taken all actions required under the Seller Equity Plans to provide for the actions set forth in this Section 2.3.  Seller shall cause the termination, effective as of the Effective Time of the Merger, of all Seller Equity Plans.

Section 2.4    Effectuating Conversion.

(a)           At the Effective Time of the Merger, Buyer will deliver or cause to be delivered to Buyer’s stock transfer agent (the “Exchange Agent”) an amount of cash equal to the aggregate Cash Consideration and due authorization to issue a number of shares equal to the aggregate Stock Consideration pursuant to Section 2.1 hereof (the “Exchange Fund”).  As promptly as practicable after the Effective Time of the Merger, but no later than five business days thereafter, the Exchange Agent shall send or cause to be sent to each holder of record of shares of Seller Common Stock as of the Effective Time of the Merger who failed to properly submit an Election Form transmittal materials (the “Letter of Transmittal”) for use in exchanging their certificates representing shares of Seller Common Stock for the Merger Consideration provided for in this Agreement.  The Letter of Transmittal will contain instructions with respect to the surrender of such certificates and the receipt of the Merger Consideration contemplated by this Agreement and will require each such holder of shares of Seller Common Stock to transfer good and marketable title to such shares of Seller Common Stock to Buyer, free and clear of all liens, claims and encumbrances.

(b)           At the Effective Time of the Merger, the stock transfer books of Seller shall be closed as to holders of shares of Seller Common Stock immediately prior to the Effective Time of the Merger, no transfer of shares of Seller Common Stock by any such holder shall thereafter be made or recognized and each outstanding certificate formerly representing shares of Seller Common Stock shall, without any action on the part of any holder thereof, no longer represent shares of Seller Common Stock.  If, after the Effective Time of the Merger, certificates are properly presented to the Exchange Agent, such certificates shall be exchanged for the Merger Consideration.

(c)           In the event that any holder of record as of the Effective Time of the Merger of shares of Seller Common Stock is unable to deliver the certificate which represents such holder’s shares of Seller Common Stock, Buyer, in the absence of actual notice that any shares of Seller Common Stock theretofore represented by any such certificate have been acquired by a bona fide purchaser, shall deliver to such holder the Merger Consideration contemplated by this Agreement to which such holder is entitled in accordance with the provisions of this Agreement upon the presentation of all of the following:

(i)           An affidavit or other evidence to the reasonable satisfaction of Buyer that any such certificate has been lost, wrongfully taken or destroyed;

(ii)           Such security or indemnity as may be reasonably requested by Buyer to indemnify and hold Buyer harmless in respect of such stock certificate(s); and

(iii)           Evidence to the reasonable satisfaction of Buyer that such holder is the owner of shares of Seller Common Stock theretofore represented by each certificate claimed by such holder to be lost, wrongfully taken or destroyed and that such holder is the person who would be entitled to present each such certificate for exchange pursuant to this Agreement.

(d)           If the delivery of the Merger Consideration contemplated by this Agreement is to be made to a person other than the person in whose name any certificate representing shares of Seller Common Stock surrendered is registered, such certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer), with the signature(s) appropriately guaranteed, and otherwise in proper form for transfer, and the person requesting such delivery shall pay any transfer or other taxes required by reason of the delivery to a person other than the registered holder of such certificate surrendered or establish to the reasonable satisfaction of Buyer that such tax has been paid or is not applicable.

(e)           Except as provided herein, the consideration contemplated by this Agreement shall not be paid to the holder of any unsurrendered certificate or certificates representing shares of Seller Common Stock, and neither the Exchange Agent nor Buyer shall be obligated to deliver any of the Merger Consideration contemplated by this Agreement until such holder shall surrender the certificate or certificates representing shares of Seller Common Stock as provided for by the Agreement.  Subject to applicable laws, following surrender of any such certificate or certificates, there shall be paid to the holder of the certificate or certificates formerly representing shares of Seller Common Stock, without interest at the time of such surrender, the Merger Consideration.

(f)           At any time following one year after the Effective Time of the Merger, Buyer shall be entitled to require the Exchange Agent to deliver to it any portion of the Exchange Fund which has not yet been disbursed to former holders of shares of Seller Common Stock, and thereafter, such holders shall be entitled to look solely to Buyer (subject to abandoned property and escheat laws) with respect to the Merger Consideration due upon surrender of their certificates formerly representing shares of Seller Common Stock.

(g)           Buyer or the Exchange Agent will be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement or the transactions contemplated hereby to any holder of shares of Seller Common Stock, such amounts as Buyer (or any Affiliate thereof) or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any applicable provision of U.S. federal, state, local or non-U.S. tax law.  To the extent that such amounts are properly withheld by Buyer or the Exchange Agent, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the holder of the shares of Seller Common Stock in respect of whom such deduction and withholding were made by Buyer or the Exchange Agent.

Section 2.5    Determination of Alternative Structures.  Seller hereby agrees that Buyer may at any time, in consultation with Seller, change the method of effecting the Merger; provided, however, that no such changes shall (a) alter or change the amount (other than as set forth in Section 2.1(d) of this Agreement) or kind of the Merger Consideration to be paid to holders of the shares of  Seller Common Stock, (b) materially impede or delay any Consents of Regulatory Authorities or consummation of the transactions contemplated by this Agreement, or (c) adversely affect the tax treatment of Seller’s shareholders as a result of receiving the Merger Consideration or the tax treatment of any Party pursuant to this Agreement.

Section 2.6    Laws of Escheat.  If any of the consideration due or other payments to be paid or delivered to the holders of shares of Seller Common Stock is not paid or delivered within the time period specified by any applicable laws concerning abandoned property, escheat or similar laws, and if such failure to pay or deliver such consideration occurs or arises out of the fact that such property is not claimed by the proper owner thereof, Buyer or the Exchange Agent shall be entitled to dispose of any such consideration or other payments in accordance with applicable laws concerning abandoned property, escheat or similar laws.  Any other provision of this Agreement notwithstanding, none of Seller, Buyer, the Exchange Agent, nor any other Person acting on behalf of any of them shall be liable to a holder of shares of Seller Common Stock for any amount paid or property delivered in good faith to a public official pursuant to and in accordance with any applicable abandoned property, escheat or similar law.

Section 2.7    Anti-Dilution.  If Buyer changes, or the Buyer Board of Directors sets a related record date that will occur before or on the day of the Effective Time of the Merger for a change in, the number or kind of shares of Buyer Common Stock outstanding by way of a stock split, stock dividend, recapitalization, reclassification, reorganization or similar transaction, then the Stock Consideration will be adjusted proportionately to account for such change and all references herein to the term Stock Consideration will be deemed to mean the Stock Consideration as adjusted.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF SELLER AND SELLER BANK

Seller and Seller Bank hereby represent and warrant to Buyer and Buyer Bank as follows as of the date hereof and as of the Effective Time of the Merger (except as otherwise provided in Section 8.1 as of the Effective Time):

Section 3.1    Corporate Organization.

(a)           Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of New Jersey.  Seller has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as such business is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified (or steps necessary to cure such failure) would not have a Material Adverse Effect (as defined herein) on Seller.  Seller is duly registered as a savings and loan holding company pursuant to the Home Owners’ Loan Act, as amended.  True and correct copies of the Certificate of Incorporation and the Bylaws of Seller, each as amended to the date hereof, have been delivered to Buyer and such Certificate of Incorporation and Bylaws are in full force and effect.

(b)           Seller has in effect all federal, state, local and foreign governmental, regulatory and other authorizations, permits and licenses legally required for it to own or lease its properties and assets and to carry on its business as now conducted, the absence of which, either individually or in the aggregate, would have a Material Adverse Effect on Seller.

(c)           Seller Bank is a federal stock savings bank, duly organized and validly existing under the laws of the United States of America.  Seller Bank has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as such business is now being conducted.  Seller Bank is duly licensed or qualified to do business in all places where the nature of its business or the character or location of its properties or assets (owned or leased) makes such qualification necessary, except where the failure to be licensed or qualified (or steps necessary to cure said failure) would not have a Material Adverse Effect on Seller and Seller Bank on a consolidated basis.  True and correct copies of the Charter and the Bylaws of Seller Bank, each as amended to the date hereof, have been delivered to Buyer and such Charter and Bylaws are in full force and effect.

(d)           The respective minute books of Seller and each subsidiary contain complete and accurate records in all material respects of all meetings and other corporate actions held or taken by its shareholders and Boards of Directors (including all committees thereof).

(e)           The only direct and indirect subsidiary of Seller is Seller Bank (the “Seller Subsidiaries”).

Section 3.2    Capitalization.

(a)           The authorized capital stock of Seller consists of 20,000,000 shares of Seller Common Stock, of which 1,686,527 are issued and outstanding and 31,946 shares are held in the treasury of Seller and 5,000,000 shares of preferred stock of which no shares are issued and outstanding.  All of the issued and outstanding shares of Seller Common Stock have been duly authorized and validly issued and all such shares are fully paid and nonassessable, and subject to no preemptive rights and were not issued in violation of any preemptive rights.  As of the date hereof, there are no outstanding options, warrants, commitments, or other rights or instruments to purchase or acquire any shares of capital stock of Seller, or any securities or rights convertible into or exchangeable for shares of capital stock of Seller, except for options to purchase 93,042 shares of Seller Common Stock and Stock Awards for 557 shares of Seller Common Stock, each of which are described in more detail in Schedule 3.2.  Upon any issuance of any shares of Seller Common Stock in accordance with the terms of such options, such shares will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any liens.   Each Seller stock option (1) was granted in compliance with all applicable laws and all the terms and conditions of the Seller Equity Plans pursuant to which it was issued, (2) has an exercise price per share equal to or greater than the fair market value of a share of Seller Common Stock at the close of business on the date of such grant or the immediately preceding date, (3) has a grant date identical to the date on which the Seller stock option was actually granted, and (4) qualifies for the tax and accounting treatment afforded to such Seller stock option in Seller’s tax returns and Seller’s financial statements, respectively.  As of the date of this Agreement, Seller has no contractual obligations to redeem, repurchase or otherwise acquire, or to register with the Securities and Exchange Commission (the “SEC”), any shares of Seller capital stock.

(b)           Seller owns, directly, or indirectly, all of the capital stock of Seller Bank and the other Seller Subsidiaries, free and clear of any liens, security interests, pledges, charges, encumbrances, agreements and restrictions of any kind or nature.  All of the equity securities of each subsidiary held by Seller or the Seller Subsidiaries have been duly authorized and are validly issued and outstanding, fully paid and nonassessable  There are no subscriptions, options, commitments, calls or other agreements outstanding with respect to the capital stock of Seller Bank or any other Seller Subsidiary.  Except for the Seller Subsidiaries, Seller does not possess, directly or indirectly, any material equity interest in any entity, except for equity interests in Seller Bank’s investment portfolio as set forth in Schedule 3.2(b).

Section 3.3    Financial Statements; Filings.

(a)           Seller has previously delivered to Buyer copies of the audited consolidated financial statements of Seller as of and for the years ended September 30, 2012 and September 30, 2011, including the accompanying notes and report thereon of Fontanella & Babitts, dated December 19, 2012, as included in Seller’s Annual Report on Form 10-K for the year ended September 30, 2012 and the unaudited consolidated financial statements for the nine months ended June 30, 2012 as included in Seller’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012, and Seller shall deliver to Buyer, as soon as reasonably practicable following the preparation of additional financial statements for each subsequent calendar quarter (or other reporting period) or year of Seller, the additional financial statements of Seller as of and for such subsequent calendar quarter (or other reporting period) or year (such financial statements, unless otherwise indicated, being hereinafter referred to collectively as the “Financial Statements of Seller”).

(b)           Seller Bank has previously delivered to Buyer copies of the Consolidated Reports of Condition and Income (“Call Reports”) and, as applicable, the Thrift Financial Reports (“TFRs”) of Seller Bank as of and for each of the years ended September 30, 2012, September 30, 2011 and September 30, 2010 and for the period ended June 30, 2012, and Seller Bank shall deliver to Buyer, as soon as reasonably practicable following the preparation of additional Call Reports for each subsequent calendar quarter (or other reporting period) or year, the Call Reports of Seller Bank as of and for such subsequent calendar quarter (or other reporting period) or year (such Call Reports and TFRs, unless otherwise indicated, being hereinafter referred to collectively as the “Financial Regulatory Reports of Seller Bank”).

(c)           Each of the Financial Statements of Seller and each of the Financial Regulatory Reports of Seller Bank (including the related notes, where applicable) have been or will be prepared in all material respects in accordance with GAAP or regulatory accounting principles, whichever is applicable, which principles have been or will be consistently applied by Seller and Seller Bank during the periods involved, except as otherwise noted therein, and the books and records of Seller and Seller Bank have been, are being, and will be maintained in all material respects in accordance with applicable legal and accounting requirements and reflect only actual transactions.  Each of the Financial Statements of Seller and each of the Financial Regulatory Reports of Seller Bank (including the related notes, where applicable) fairly presents or will fairly present the financial position of Seller or Seller Bank, as applicable, as of the respective dates thereof and fairly presents or will fairly present the results of operations of Seller or Seller Bank, as applicable, for the respective periods therein set forth.

(d)           To the extent permitted by law, Seller has heretofore delivered or made available, or caused to be delivered or made available, to Buyer all reports and filings made or required to be made by Seller or Seller Bank with the Regulatory Authorities, and will from time to time hereafter furnish to Buyer, upon filing or furnishing the same to the Regulatory Authorities, all such material reports and filings made after the date hereof with the Regulatory Authorities.  Each such report (including the financial statements, exhibits and schedules thereto) complied in all material respects with the applicable statutes, rules, regulations and orders enforced by the Regulatory Authority with which they were filed.

(e)           Since September 30, 2011, neither Seller nor any of the Seller Subsidiaries has incurred any obligation or liability (contingent or otherwise) that has or might reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Seller except obligations and liabilities which are accrued or reserved against in the Financial Statements of Seller or the Financial Regulatory Reports of Seller Bank, or reflected in the notes thereto.  Except as disclosed on Schedule 3.3(e) hereof, since September 30, 2011, neither Seller nor any of the Seller Subsidiaries has incurred or paid any obligation or liability which would be material to Seller or Seller Bank, except as may have been incurred or paid in the ordinary course of business, consistent with past practices or as disclosed in the Financial Statements of Seller or the Financial Regulatory Reports of Seller Bank.

    Section 3.4    Loan Portfolio; Reserves.

(a)           All evidences of indebtedness reflected as assets in the Financial Statements of Seller were (or will be, as the case may be) as of such dates in all respects (i) evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records as secured loans, have been secured by valid liens which have been perfected, and (iii) be the binding obligations of the respective obligors named therein in accordance with their respective terms, and are not subject to any defenses, setoffs, or counterclaims, except as may be provided by bankruptcy, insolvency or similar laws or by general principles of equity.  Except as set forth in Schedule 3.4, no debtor under any loan has asserted as of the date hereof any claim or defense with respect to the subject matter thereof, which claim or defense, if determined adversely to Seller, would have a Material Adverse Effect on Seller. All loans and extensions of credit that have been made by the Seller Subsidiaries comply in all material respects with applicable regulatory limitations and procedures.

(b)           The allowances for possible loan losses shown on the Financial Statements of Seller and the Financial Regulatory Reports of Seller Bank were, and the allowance for possible loan losses to be shown on the Financial Statements of Seller and the Financial Regulatory Reports of Seller Bank as of any date subsequent to the execution of this Agreement will be, as of such dates, adequate under GAAP to provide for possible losses, net of recoveries relating to loans previously charged off, in respect of loans outstanding (including accrued interest receivable) of Seller and other extensions of credit (including letters of credit or commitments to make loans or extend credit).  Except as described on Schedule 3.4(b), Seller has not been notified by any state or federal bank regulatory agency that its current reserves are inadequate or that its current practices and policies used in establishing its allowance and in accounting for delinquent and classified assets fail to comply with applicable accounting and regulatory requirements or that regulators or independent auditors believe that such reserves are inadequate or inconsistent with the historical loss experience of Seller.

(c)           No agreement pursuant to which any loans or other assets have been or shall be sold by Seller or any of the Seller Subsidiaries entitled the buyer of such loans or other assets, unless there is material breach of a representation or covenant by Seller or the Seller Subsidiaries, to cause Seller or any of the Seller Subsidiaries to repurchase such loan or other asset or the buyer to pursue any other form of recourse against Seller or any of the Seller Subsidiaries. There has been no material breach of a representation or covenant by Seller or any of the Seller Subsidiaries in any such agreement.

Section 3.5   Certain Loans and Related Matters.  Except as set forth in Schedule 3.5, neither Seller nor any of the Seller Subsidiaries is a party to any written or oral: (i) loan agreement, note or borrowing arrangement under the terms of which the obligor is sixty (60) or more days delinquent in payment of principal or interest or in default of any other provision that would entitle Seller or Seller Bank to accelerate the maturity of all obligations evidenced thereby; (ii) loan agreement, note or borrowing arrangement which has been classified or, in the exercise of reasonable diligence by Seller or any of the Seller Subsidiaries, should have been classified (whether regulatory or internal) as “substandard,” “doubtful,” “loss,” “other loans especially mentioned,” “other assets especially mentioned,” “special mention,” “credit risk assets,” “classified,” “criticized,” “watch list,” “concerned loans” or any comparable classifications by such persons; (iii) loan agreement, note or borrowing arrangement, including any loan guaranty, with any director or executive officer of Seller, any subsidiary or any five percent (5%) shareholder of Seller, or any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing; (iv) agreement of any sort related to any asset that is classified as “Other Real Estate Owned,” or words of similar import (v) loan agreement, note or borrowing arrangement related to any troubled debt restructuring; or (vi) loan agreement, note or borrowing arrangement in material violation of any law, regulation or rule applicable to Seller or any of the Seller Subsidiaries including, but not limited to, those promulgated, interpreted or enforced by any Regulatory Authority.  In the case of any loans or other assets listed on Schedule 3.5 hereof, the book value of such loan or asset is set forth along with the subsection under which such loan or asset is being disclosed.  All loans which are classified as “Insider Transactions” by Regulation O of the Board of Governors of the Federal Reserve System (“Federal Reserve”) have been made by Seller or any of the Seller Subsidiaries in an arms-length manner made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and do not involve more than normal risk of collectibility or present other unfavorable features and have been described in the Financial Statements of Seller.  Except as set forth on Schedule 3.5 hereof, Seller has not received any notice of and has no reason to believe that it will be required to repurchase any loans that it has previously sold.

Section 3.6    Authority; No Violation.

(a)           Seller and Seller Bank have full corporate power and authority to execute and deliver this Agreement and, subject to the approval of the shareholders of Seller and to the receipt of the Consents of the Regulatory Authorities, to consummate the transactions contemplated hereby.  The Boards of Directors of Seller and Seller Bank have duly and validly approved this Agreement and the transactions contemplated hereby including the Bank Merger by a unanimous vote of the Boards of Directors of Seller and Seller Bank, have authorized the execution and delivery of this Agreement, have directed that this Agreement and the transactions contemplated hereby be submitted to Seller’s shareholders for approval and have resolved to recommend its approval at a meeting of such shareholders and, except for the adoption of such Agreement by the shareholders of Seller, no other corporate proceeding on the part of Seller or Seller Bank is necessary to consummate the transactions so contemplated.  This Agreement (assuming due authorization, execution and delivery by Buyer and Buyer Bank), constitutes the valid and binding obligation of Seller and Seller Bank, and is enforceable against Seller and Seller Bank in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, receivership or similar laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought.

(b)           Neither the execution and delivery of this Agreement by Seller or Seller Bank nor the consummation by Seller or Seller Bank of the transactions contemplated hereby including the Bank Merger, nor compliance by Seller or Seller Bank with any of the terms or provisions hereof, will (i) violate any provision of the Certificate of Incorporation or Bylaws of Seller or the Charter and Bylaws of Seller Bank or any governing documents of any of the other Seller Subsidiaries, (ii) assuming that the Consents of the Regulatory Authorities and approvals referred to herein are duly obtained, violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Seller or Seller Bank or any of the other Seller Subsidiaries or their respective properties or assets, or (iii) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by or result in the creation of any lien, security interest, charge or other encumbrance upon any of the respective properties or assets of Seller or Seller Bank or any of the other Seller Subsidiaries under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, permit, lease, agreement or other instrument or obligation to which Seller, Seller Bank or any of the other Seller Subsidiaries is a party, or by which it or any of their properties or assets may be bound or affected, except in the case of clauses (ii) and (iii) as would not constitute a Material Adverse Effect on Seller.

Section 3.7    Consents and Approvals.  Except for:  (i) the approval of the shareholders of Seller; (ii) the Consents of the Regulatory Authorities; and (iii) as set forth in Schedule 3.7, no Consents of any person are necessary in connection with the execution and delivery by Seller and Seller Bank of this Agreement, and the consummation of the Merger and the other transactions contemplated hereby.  Notwithstanding the foregoing, Seller has not and will not take any actions related to the Merger and the other transactions contemplated hereby which are not in compliance with the Rules and Regulations of the Federal Deposit Insurance Corporation (“FDIC”) codified at 12 C.F.R. Part 359 (the “Golden Parachute Payments Regulations”) and related guidance.

Section 3.8    Broker’s Fees.  Except for FinPro, Inc., whose engagement letter is set forth in Schedule 3.8, neither Seller nor any of its officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement.

Section 3.9    Absence of Certain Changes or Events.  Except as set forth in Schedule 3.9, since September 30, 2011, there has not been (a) any declaration, payment or setting aside of any dividend or distribution (whether in cash, stock or property) in respect of shares of Seller Common Stock or (b) any change or any event involving a prospective change in the financial condition, results of operations, business or prospects of Seller, or a combination of any such change(s) and any such event(s), which has had, or is reasonably likely to have, a Material Adverse Effect on Seller, including, without limitation, any change in the administration or supervisory standing or rating of Seller or Seller Bank with any Regulatory Authority, and no fact or condition exists as of the date hereof which might reasonably be expected to cause any such event or change in the future.

Section 3.10    Legal Proceedings; Etc.

(a)           Neither Seller nor any of the Seller Subsidiaries is a party to any, and there are no pending or, to the Knowledge of Seller or any of the Seller Subsidiaries, threatened, judicial, administrative, arbitral or other proceedings, claims, actions, causes of action or governmental investigations against Seller or any of the Seller Subsidiaries challenging the validity of the transactions contemplated by this Agreement. There is no proceeding, claim, action or governmental investigation pending or, to the Knowledge of Seller or any of the Seller Subsidiaries, threatened against Seller or any of the Seller Subsidiaries; no judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or arbitrator is outstanding against Seller or any of the Seller Subsidiaries which has had, or is reasonably likely to have, a Material Adverse Effect on Seller; there is no default (or an event which, with notice or lapse of time, or both, would constitute a default) by Seller or any of the Seller Subsidiaries under any material contract or agreement to which any of them is a party; and, except as set forth on Schedule 3.10, neither Seller nor any of the Seller Subsidiaries is a party to any agreement, order or memorandum in writing by or with any Regulatory Authority restricting the operations of Seller or any of the Seller Subsidiaries, and neither Seller nor any of the Seller Subsidiaries has been advised by any Regulatory Authority that any such Regulatory Authority is contemplating issuing or requesting the issuance of any such order or memorandum in the future.

(b)           There are no actions, suits, claims, proceedings or investigations of any kind pending or, to Seller’s Knowledge, threatened against any of the directors or officers of Seller or any of the Seller Subsidiaries in their capacities as such, and no director or officer of Seller or any of the Seller Subsidiaries currently is receiving indemnification payments or seeking to be indemnified by Seller or Seller Bank pursuant to applicable law or their governing documents.

Section 3.11    Taxes and Tax Returns.

(a)           Seller has previously delivered or made available to Buyer copies of the federal, state and local income tax returns of Seller for the years 2009, 2010 and 2011 and all schedules and exhibits thereto, and Seller has not received any notice that any such returns have been examined by the Internal Revenue Service (the “IRS”) or any other taxing authority.  Seller has duly filed in correct form all federal, state and local information returns and tax returns required to be filed by Seller or any of the Seller Subsidiaries on or prior to the date hereof, unless subject to a validly filed extension of time for filing that has not yet expired and all such tax returns are true and complete in all material respects, and Seller has duly paid or made adequate provisions for the payment of all taxes and other governmental charges relating to taxes which are owed by Seller or any of the Seller Subsidiaries to any federal, state or local taxing authorities, whether or not reflected in such returns (including, without limitation, those owed in respect of the properties, income, business, capital stock, deposits, franchises, licenses, sales and payrolls of Seller or any of the Seller Subsidiaries), other than taxes and other charges which (i) are not yet delinquent or are being contested in good faith or (ii) have not been finally determined.  The amounts set forth as liabilities for taxes on the Financial Statements of Seller and the Financial Regulatory Reports of Seller Bank are sufficient, in the aggregate, to comply with GAAP as consistently applied during the periods involved, for the payment of all unpaid federal, state and local taxes (including any interest or penalties thereon), whether or not disputed, accrued or applicable, for the periods then ended.  Seller is not responsible for the taxes of any other person (other than Seller Bank) under Treasury Regulation 1.1502-6 or any similar provision of federal, state or foreign law.

(b)           No federal, state or local administrative proceedings or court proceedings, and to the Knowledge of Seller, no federal, state or local audits, examinations or investigations are presently pending with regard to any taxes or tax returns filed by or on behalf of Seller or any of the Seller Subsidiaries nor has Seller or any of the Seller Subsidiaries received any notification that any such audit or examination of any of its taxes or tax returns is being contemplated.  Neither Seller nor any of the Seller Subsidiaries has executed an extension or waiver of any statute of limitations on the assessment or collection of any federal, state or local taxes due that is currently in effect, and deferred taxes of Seller have been adequately provided for in the Financial Statements of Seller.

(c)           Neither Seller nor any of the Seller Subsidiaries has made any payment, is obligated to make any payment or is a party to any contract, agreement or other arrangement that could obligate it to make any payment that would exceed the amounts that are eligible to be a deduction under Section 280G or 162(m) of the Code.

(d)           There has not been an ownership change, as defined in Section 382(g) of the Code, of Seller that occurred during or after any taxable period in which Seller incurred an operating loss that carries over to any taxable period ending after the fiscal year of Seller immediately preceding the date of this Agreement.

(e) (i)     Proper and accurate amounts have been withheld by Seller and the Seller Subsidiaries from their employees and others for all prior periods in compliance in all material respects with the tax withholding provisions of all applicable federal, state and local laws and regulations, and due diligence steps have been taken consistent with IRS regulations in connection with back-up withholding; (ii) federal, state and local returns have been filed by Seller and the Seller Subsidiaries for all periods for which returns were due with respect to withholding, Social Security and unemployment taxes or charges due to any federal, state or local taxing authority; and (iii) the amounts shown on such returns to be due and payable have been paid in full or adequate provision therefor under GAAP have been included by Seller in the Financial Statements of Seller.

(f)         None of Seller, Seller Bank or any Seller Subsidiary is required to include in income any adjustment pursuant to Section 481(a) of the Code, no such adjustment has been proposed by the IRS and no pending request for permission to change any accounting method has been submitted by Seller, Seller Bank or any Seller Subsidiary.

Section 3.12   Employee Benefit Plans.

(a)           Schedule 3.12(a) contains a list of all written and unwritten pension, retirement, profit-sharing, thrift, savings, deferred compensation, stock option, employee stock ownership, employee stock purchase, restricted stock, severance pay, retention, vacation, bonus or other incentive plans, all employment, change in control, consulting, severance and retention agreements, all other written employee programs, arrangements or agreements, all medical, vision, dental, disability, life insurance, workers’ compensation, employee assistance or other health or welfare plans, and all other employee benefit or fringe benefit plans, including “employee benefit plans” as that term is defined in Section 3(3) of ERISA (as defined herein), currently adopted, maintained by, sponsored in whole or in part by, or contributed to by Seller or any of its ERISA Affiliates (as defined herein) for the benefit of employees, former employees, retirees, dependents, spouses, directors, former directors or independent contractors of Seller or Seller Bank or other beneficiaries and under which employees, former employees, retirees, dependents, spouses or directors of Seller or Seller Bank or other beneficiaries are eligible to participate (collectively, the “Seller Benefit Plans”). Seller has furnished or otherwise made available to Buyer true and complete copies of (i) the plan documents and summary plan descriptions for each written Seller Benefit Plan, (ii) a summary of each unwritten Seller Benefit

Plan (if applicable), (iii) the annual report (Form 5500 series) for the three (3) most recent years for each Seller Benefit Plan (if applicable), (iv) the actuarial valuation reports with respect to each tax-qualified Seller Benefit Plan that is a defined benefit plan for the three (3) most recent years, (v) all related trust agreements, insurance contracts or other funding agreements which implement the Seller Benefit Plans (if applicable), (vi) the most recent IRS determination letter with respect to each tax-qualified Seller Benefit Plan (or, for a Seller Benefit Plan maintained under a pre-approved prototype or volume submitter plan, the IRS determination letter on such pre-approved plan) and (vii) all substantive correspondence relating to any liability of or non-compliance relating to any Seller Benefit Plan addressed to or received from the IRS, the Department of Labor, the Pension Benefit Guaranty Corporation (“PBGC”) or any other governmental entity within the past five (5) years.

(b)           Schedule 3.12(b) identifies each Seller Benefit Plan that may be subject to Section 409A of the Code (“Seller Non-Qualified Deferred Compensation Plan”) and the aggregate amounts deferred, if any, under each such Seller Non-Qualified Deferred Compensation Plan as of the date specified therein. Each Seller Non-Qualified Deferred Compensation Plan has been maintained and operated in compliance (substantial compliance on or prior to December 31, 2008) with Section 409A of the Code such that no taxes under Section 409A of the Code may be imposed on participants in such plans.

(c)           All Seller Benefit Plans are in compliance with (and have been managed and administrated in all material respects in accordance with) the applicable terms of ERISA, the Code and any other applicable laws.  Each Seller Benefit Plan governed by ERISA that is intended to be a qualified retirement plan under Section 401(a) of the Code has either (i) received a favorable determination letter from the IRS (and Seller is not aware of any circumstances likely to result in revocation of any such favorable determination letter) or timely application has been made therefore, or (ii) is maintained under a prototype plan which has been approved by the IRS and is entitled to rely upon the IRS National Office opinion letter issued to the prototype plan sponsor.  To the Knowledge of Seller, there exists no fact which would adversely affect the qualification of any of the Seller Benefit Plans intended to be qualified under Section 401(a) of the Code, or any threatened or pending claim against any of the Seller Benefit Plans or their fiduciaries by any participant, beneficiary or governmental entity.

(d)           No “defined benefit plan” (as defined in Section 414(j) of the Code) has been maintained at any time by Seller or any of its ERISA Affiliates for the benefit of the employees or former employees of Seller or any of the Seller Subsidiaries.

(e)           Within the last six (6) years, neither Seller nor any of its ERISA Affiliates maintained or had any obligation to contribute to a Seller Benefit Plan which is a “multiemployer plan” within the meaning of Section 3(37) of ERISA, and within the last six (6) years neither Seller nor any of its ERISA Affiliates has incurred any withdrawal liability within the meaning of Section 4201 of ERISA to any such “multiemployer plan.”  Neither Seller nor any of its ERISA Affiliates has incurred any unsatisfied liability (other than PBGC premiums) to the PBGC, the IRS or any other individual or entity under Title IV of ERISA or Section 412 of the Code, and no event or condition exists that could reasonably be expected to result in the imposition of any liability on Seller or any of its ERISA Affiliates under such provisions or that could reasonably be expected to have an adverse effect on Buyer or Buyer Bank.

(f)           Seller has complied in all material respects with the notice and continuation requirements of Parts 6 and 7 of Subtitle B of Title I of ERISA and Section 4980B of the Code (the “Consolidated Omnibus Budget Reconciliation Act or COBRA”), and the regulations thereunder. All reports, statements, returns and other information required to be furnished or filed with respect to Seller Benefit Plans have been timely furnished, filed or both in accordance with Sections 101 through 105 of ERISA and Sections 6057 through 6059 of the Code, and they are true, correct and complete in all material respects.  Records with respect to Seller Benefit Plans have been maintained in compliance with Section 107 of ERISA. Neither Seller nor any other fiduciary (as that term is defined in Section 3(21) of ERISA) with respect to any of Seller Benefit Plans has any liability for any breach of any fiduciary duties under Sections 404, 405 or 409 of ERISA.

(g)           Seller has not, with respect to any Seller Benefit Plan, nor, to Seller’s Knowledge, has any administrator other than Seller of any Seller Benefit Plan, the related trusts or any trustee thereof, engaged in any prohibited transaction which would subject Seller, any ERISA Affiliate of Seller, or any Seller Benefit Plan to a tax or penalty on prohibited transactions imposed by ERISA or Section 4975 of the Code, or to any other liability under ERISA.

(h)           Neither Seller nor any Seller Subsidiary has any liability for retiree health and life benefits under any Seller Benefit Plan other than any benefits required under COBRA or similar state laws.

(i)           Except as set forth on Schedule 3.12(i), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (A) result in any payment (including severance) becoming due to any director or any employee of Seller or any Seller Subsidiary from Seller or any Seller Subsidiary under any Seller Benefit Plan, (B) increase any benefits otherwise payable under any Seller Benefit Plan or (C) result in any acceleration of the time of payment or vesting of any such benefit.  No payment which is or may be made by, from or with respect to any Seller Benefit Plan, either alone or in conjunction with any other payment will or could properly be characterized as an “excess parachute payment” under Section 280G of the Code on which an excise tax under Section 4999 of the Code is payable or will or could, either individually or collectively, provide for any payment by Seller or any of its ERISA Affiliates that would not be deductible under Code Section 162(m).

(j)           The actuarial present value of all accrued Seller Non-Qualified Deferred Compensation Plans (including entitlements under any executive compensation, supplemental retirement, or employment agreement) of employees and former employees of Seller, Seller Bank and their respective beneficiaries, other than entitlements accrued pursuant to funded retirement plans subject to the provisions of Section 412 of the Code or Section 302 of ERISA, have been fully reflected on the Financial Statements of Seller to the extent required by and in accordance with GAAP.  The actuarial present value of all accrued Seller Non-Qualified Deferred Compensation Plans (including entitlements under any retirement or supplemental retirement agreement) of directors or former directors of Seller and Seller Bank and their respective beneficiaries, other than entitlements accrued pursuant to funded retirement plans subject to the provisions of Section 412 of the Code or Section 302 of ERISA, have been fully reflected on the Financial Statements of Seller to the extent required to be and in accordance with GAAP.

(k)           There is not, and has not been, any trust or fund maintained by or contributed to by Seller or its employees to fund an employee benefit plan which would constitute a Voluntary Employees’ Beneficiary Association or a “welfare benefit fund” within the meaning of Section 419(a) of the Code.

(l)           No claim, lawsuit, arbitration or other action has been asserted or instituted or, to the Knowledge of Seller, has been threatened or is anticipated, against any Seller Benefit Plan (other than routine claims for benefits and appeals of such claims), Seller or any Seller Subsidiary or any director, officer or employee thereof, or any of the assets of any trust of any Seller Benefit Plan relating to benefits under any Seller Benefit Plan.

(m)           None of Seller, any Seller Subsidiary, any Seller Benefit Plan or any employee, administrator or agent thereof, is or has been in material violation of any applicable transaction and code set rules under HIPAA §§ 1172-1174 or the HIPAA privacy rules under 45 C.F.R. Part 160 and Subparts A and E of Part 164.  No penalties have been imposed on Seller, any Seller Benefit Plan, or any employee, administrator or agent thereof, under HIPAA § 1176 or § 1177.  For purposes of this Agreement, “HIPAA” means the provisions of the Code and ERISA as enacted by the Health Insurance Portability and Accountability Act of 1996.

(n)           Seller and the Seller Subsidiaries have obtained the written consent of each employee on whose behalf bank owned life insurance (“BOLI”) has been purchased.  Seller Bank has taken all actions necessary to comply with applicable law in connection with its purchase of BOLI.  Schedule 3.12(n) sets forth all BOLI owned by Seller or any Seller Subsidiary, a breakdown of the cash surrender values on each policy, the beneficiaries of such policy and a list of the lives insured thereunder.  No employee, former employee, director or former director of the Seller or Seller Subsidiaries or any beneficiary named by any such individual has any right to receive any benefits payable upon the death of such individual pursuant to the BOLI.

(o)           Seller and Seller Subsidiaries have not and will not take any actions including actions related to the Merger and the other transactions contemplated hereby which are not in compliance with the Golden Parachute Payments Regulations and related guidance. All Seller Benefit Plans have been, and will be, managed and administered in compliance with the Golden Parachute Payments Regulations and related guidance.

Section 3.13   Title and Related Matters.

(a)           Seller and the Seller Subsidiaries have good and marketable title, and as to owned real property, have marketable title in fee simple absolute, to all assets and properties, real or personal, tangible or intangible, reflected as owned on the Financial Statements of Seller or the Financial Regulatory Reports of Seller Bank or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of for fair value in the ordinary course of business since September 30, 2011), free and clear of all liens, encumbrances, mortgages, security interests, restrictions, pledges or claims, except for (i) those liens, encumbrances, mortgages, security interests, restrictions, pledges or claims reflected in the Financial Statements of Seller and the Financial Regulatory Reports of Seller Bank or incurred in the ordinary course of business after September 30, 2011, (ii) statutory liens for amounts not yet delinquent or which are being contested in good faith, and (iii) liens, encumbrances, mortgages, security interests, pledges, claims and title imperfections that are not in the aggregate material to the financial condition, results of operations, business or prospects of Seller.

(b)           All Contracts (as defined herein) pursuant to which Seller or any of the Seller Subsidiaries leases, subleases or licenses real or material personal properties from others are valid, binding and enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and, except as set forth on Schedule 3.13(b), there is not, under any of such leases or licenses, any existing default or event of default, or any event which with notice or lapse of time, or both, would constitute a default or force majeure, or provide the basis for any other claim of excusable delay or nonperformance.  Except as set forth on Schedule 3.13(b), Seller or one of the Seller Subsidiaries has all right, title and interest as a lessee under the terms of each Contract that is a lease or sublease, free and clear of all liens, claims or encumbrances (other than the rights of the lessor) as of the Effective Time of the Merger, and Buyer or a Buyer Subsidiary shall have the right to assume each lease or sublease pursuant to this Agreement and by operation of law.

(c)           Except as set forth in Schedule 3.13(c), (i) all of the buildings, structures and fixtures owned, leased or subleased by Seller and the Seller Subsidiaries are in good operating condition and repair, subject only to ordinary wear and tear and/or minor defects which do not interfere with the continued use thereof in the conduct of normal operations, and (ii) all of the material personal properties owned, leased or subleased by Seller or the Seller Subsidiaries are in good operating condition and repair, subject only to ordinary wear and tear and/or minor defects which do not interfere with the continued use thereof in the conduct of normal operations.

Section 3.14   Real Estate.

(a)           Schedule 3.14(a) identifies each parcel of real estate or interest therein owned, leased or subleased by Seller or any of the Seller Subsidiaries or in which Seller or any of the Seller Subsidiaries has any ownership or leasehold interest.

(b)           Schedule 3.14(b) lists or otherwise describes each and every written or oral lease or sublease, together with the current name, address and telephone number of the landlord or sublandlord and the landlord’s property manager (if any), under which Seller or any of the Seller Subsidiaries is the lessee of any real property and which relates in any manner to the operation of the businesses of Seller or any of the Seller Subsidiaries.

(c)           None of Seller or any of the Seller Subsidiaries has violated, or is currently in violation of, any law, regulation or ordinance relating to the ownership or use of the real estate and real estate interests described in Schedules 3.14(a) and 3.14(b) including, but not limited to any law, regulation or ordinance relating to zoning, building, occupancy, environmental or comparable matter.

(d)           As to each parcel of real property currently owned or used by Seller or any of the Seller Subsidiaries, neither Seller nor the respective Seller Subsidiary has received notice of any pending or, to the Knowledge of Seller or the Seller Subsidiary, threatened condemnation proceedings, litigation proceedings or mechanic’s or materialmen’s liens.

Section 3.15   Environmental Matters.

(a)           Each of Seller, the Seller Subsidiaries, all property owned or used by Seller or the Seller Subsidiaries, the Participation Facilities (as defined in Section 11.1 of this Agreement), and, to the Knowledge of Seller or any of the Seller Subsidiaries, the Loan Properties (as defined in Section 11.1 of this Agreement) are, and have been, in material compliance, and there are no present circumstances that would prevent or interfere with the continuation of such material compliance, with all applicable Environmental Laws.

(b)           There is no litigation pending or, to the Knowledge of Seller or any of the Seller Subsidiaries, threatened before any court, governmental agency or board or other forum in which Seller, any of the Seller Subsidiaries or any Participation Facility has been or, with respect to threatened litigation, may be, named as defendant (i) for alleged noncompliance (including by any predecessor), with respect to any Environmental Law (as defined below) or (ii) relating to the release into the environment of any Hazardous Material (as defined below), whether or not occurring at, on or involving a site owned, leased or operated by Seller, the Seller Subsidiaries or any Participation Facility.

(c)           There is no litigation pending or, to the Knowledge of Seller or any of the Seller Subsidiaries, threatened before any court, governmental agency or board or other forum in which any Loan Property (or Seller or any of the Seller Subsidiaries in respect of such Loan Property) has been named as a defendant or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material, whether or not occurring at, on or involving a Loan Property.

(d)           To the Knowledge of Seller or any of the Seller Subsidiaries, there is no reasonable basis for any litigation of a type described in Section 3.15(b) and Section 3.15(c) of this Agreement.

(e)           During the period of (i) ownership or operation by Seller or any of the Seller Subsidiaries of any of its current properties, or (ii) participation by Seller or any of the Seller Subsidiaries in the management of any Participation Facility, and to the Knowledge of Seller and any of the Seller Subsidiaries, during the period of holding by Seller or any of the Seller Subsidiaries of a security interest in any Loan Property, there have been no releases of Hazardous Material in, on, under or affecting such properties.

(f)           Prior to the period of (i) ownership or operation by Seller or any of the Seller Subsidiaries of any of its current properties, (ii) participation by Seller or any of the Seller Subsidiaries in the management of any Participation Facility, or (iii) holding by Seller or any of the Seller Subsidiaries of a security interest in any Loan Property, to the Knowledge of Seller or any of the Seller Subsidiaries, there were no releases of Hazardous Material in, on, under or affecting any such property, Participation Facility or Loan Property.

(g)           There are no underground storage tanks on, in or under any properties owned or operated by Seller or any of the Seller Subsidiaries or any Participation Facility and, to

the Knowledge of Seller, no underground storage tanks have been closed or removed from any properties owned or operated by Seller or any of the Seller Subsidiaries or any Participation Facility except in compliance with Environmental Law.

(h)           Except as disclosed on Schedule 3.15(h), neither Seller nor any Seller Subsidiary has conducted or received from other parties any environmental studies during the past six years (other than Phase I or Phase II studies which did not indicate any contamination of the environment by Hazardous Material above reportable levels) with respect to any property owned, lease or operated by Seller or any Seller Subsidiary, any Participation Facility or any Loan Property.

Section 3.16   Commitments and Contracts.

(a)           Except as set forth in Schedule 3.16(a), neither Seller nor any of the Seller Subsidiaries is a party or subject to any of the following (whether written or oral, express or implied):

(i)           Any employment, severance or consulting contract or understanding (including any understandings or obligations with respect to severance or termination pay liabilities or fringe benefits) with any present or former officer, director or employee, including in any such person’s capacity as a consultant (other than those which either are terminable at will without any further amount being payable thereunder or as a result of such termination by Seller or any of the Seller Subsidiaries);

(ii)           Any labor contract or agreement with any labor union;

(iii)           Any contract with covenants that limit the ability of Seller or any of the Seller Subsidiaries to compete in any line of business or which involve any restriction of the geographical area in which Seller or any of the Seller Subsidiaries may carry on its businesses (other than as may be required by law or applicable regulatory authorities);

(iv)           Any contract that (1) contains a non-compete or client or customer non-solicit requirement or any other provision that restricts the conduct of, or the manner of conducting, any line of business of the Seller or any of the Seller Subsidiaries (or, following the consummation of the transactions contemplated hereby, Buyer or any of the Buyer Subsidiaries), (2) obligates Seller or any of the Seller Subsidiaries or its Affiliates (or, following the consummation of the transactions contemplated hereby, Buyer or any of the Buyer Subsidiaries) to conduct business with any third party on an exclusive or preferential basis, or (3) requires referrals of business or requires Seller or any of the Seller Subsidiaries to make available investment opportunities to any person on a priority or exclusive basis;

(v)           Any agreement which by its terms limits the payment of dividends by Seller or any of the Seller Subsidiaries;

(vi)          Any lease, license or other agreements or contracts with annual payments aggregating $25,000 or more;

(vii)           Any instrument evidencing or related to borrowed money (other than as lender, deposits, Federal Home Loan Bank advances or securities sold under agreement to repurchase) or that contains financial covenants or other restrictions on Seller or Seller Bank (other than those relating to the payment of principal and interest when due);

(viii)           Any contract not terminable without cause within 60 days’ notice or less without penalty or that obligates Seller for the payment of $25,000 or more annually;

(ix)           Any other contract, agreement, commitment or understanding (whether or not oral) that is material to the financial condition, results of operations or business of Seller or any of the Seller Subsidiaries, taken as a whole; and

(x)           Any other contract or agreement which is required to be disclosed in reports filed by Seller or any Seller Subsidiary with the SEC, the Federal Reserve, the Office of the Comptroller of the Currency (“OCC”) or the FDIC.

Collectively, those contracts or agreements listed on Schedule 3.16(a) are referred to herein as the “Contracts”.  True and correct copies of Contracts have been provided to Buyer on or before the date hereof, as listed in the respective disclosure schedules and are in full force and effect on the date hereof.

(b)           Neither Seller nor any of the Seller Subsidiaries is in default under (and no event has occurred which, with due notice or lapse of time or both, would constitute a default under) or is in violation of any provision of any Contract and, to the Knowledge of Seller, no other party to any such agreement (excluding any loan or extension of credit made by Seller or any of the Seller Subsidiaries) is in default in any respect thereunder.

(c)           Except as set forth on Schedule 3.16(c), (i) neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will result in termination of any of the Contracts or modify or accelerate any of the terms of such Contracts; and (ii) no consents are required to be obtained and no notices are required to be given in order for the Contracts to remain effective, without any modification or acceleration of any of the terms thereof, following the consummation of the transactions contemplated by this Agreement.

(d)           Schedule 3.16(d) lists the deadlines for extensions or terminations of any material leases, agreements or licenses (including specifically data processing agreements) listed on Schedule 3.16(a) to which Seller or any of the Seller Subsidiaries is a party.

(e)           To the Knowledge of Seller, there are no voting agreements or voting trusts among shareholders of Seller relating to their ownership of Seller Common Stock.

Section 3.17   Regulatory Matters.  Neither Seller nor any of the Seller Subsidiaries has taken or agreed to take any action or has any Knowledge of any fact or has agreed to any circumstance that would materially impede or delay receipt of any Consents of any Regulatory

Authorities referred to in this Agreement, including matters relating to the Community Reinvestment Act and protests thereunder.

Section 3.18   Registration Obligations.  Seller is not under any obligation, contingent or otherwise, which will survive the Merger to register any of its securities under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws.

Section 3.19   Antitakeover Provisions.  Neither Seller nor Seller Bank is required to take any action to exempt Seller, Seller Bank, this Agreement and the Merger from any provisions of an antitakeover nature contained in their organizational documents, and the provisions of any federal or state “antitakeover,” “fair price,” “moratorium,” “control share acquisition” or similar laws or regulations.  Seller’s Board of Directors has taken all requisite action to override any supermajority voting requirement contained in Seller’s Certificate of Incorporation.  The vote required to approve this Agreement is the affirmative vote of a majority of the votes cast by holders of the issued and outstanding shares of Seller Common Stock.

Section 3.20   Insurance.  Seller and the Seller Subsidiaries are presently insured as set forth on Schedule 3.20, and during each of the past three calendar years have been insured, for such amounts against such risks as companies or institutions engaged in a similar business would, in accordance with good business practice, customarily be insured.  The policies of fire, theft, liability and other insurance maintained with respect to the assets or businesses of Seller and the Seller Subsidiaries provide adequate coverage against loss, and the fidelity bonds in effect as to which Seller or any of the Seller Subsidiaries is named an insured are sufficient for their purpose.  Such policies of insurance are listed and described in Schedule 3.20.

Section 3.21   Labor.

(a)           No work stoppage involving Seller or any of the Seller Subsidiaries is pending as of the date hereof or, to the Knowledge of Seller or any of the Seller Subsidiaries, threatened.  Neither Seller nor any of the Seller Subsidiaries is involved in, or, to the Knowledge of Seller or any of the Seller Subsidiaries, threatened with or affected by, any proceeding asserting that Seller or any of the Seller Subsidiaries has committed an unfair labor practice or any labor dispute, arbitration, lawsuit or administrative proceeding.  No union represents or, to the Knowledge of Seller or the Seller Subsidiaries, claims to represent any employees of Seller or any of the Seller Subsidiaries, and, to the Knowledge of Seller and the Seller Subsidiaries, no labor union is attempting to organize employees of Seller or any of the Seller Subsidiaries.

(b)           Seller has made available to Buyer a true and complete list of all employees of Seller and the Seller Subsidiaries as of the date hereof, together with the employee position, title, salary and date of hire.  Except as set forth on Schedule 3.16(a) hereto, no employee of Seller or any of the Seller Subsidiaries has any contractual right to continued employment by Seller or any of the Seller Subsidiaries.

(c)           Seller and the Seller Subsidiaries are in material compliance with all applicable laws and regulations relating to employment or the workplace, including, without limitation, provisions relating to wages, hours, collective bargaining, safety and health, work authorization, equal employment opportunity, immigration and the withholding of income taxes, unemployment compensation, workers’ compensation, employee privacy and right to know and social security contributions.

(d)           Except as set forth on Schedule 3.21(d) hereto, during the last three years, there has not been, there is not presently pending or existing and, to the Knowledge of Seller or any of the Seller Subsidiaries,  there is not threatened any proceeding against or affecting Seller or any of the Seller Subsidiaries relating to the alleged violation of any federal or state law or regulation pertaining to labor relations or employment matters, including any charge or complaint filed by an employee or union with the National Labor Relations Board, the Equal Employment Opportunity Commission or any comparable federal or state governmental body or regulatory agency, organizational activity, or other labor or employment dispute against or affecting Seller or any of the Seller Subsidiaries.

Section 3.22   Compliance with Laws.  Seller and the Seller Subsidiaries have materially complied with all applicable federal, foreign, state and local laws, regulations and orders, and is in material compliance with such laws, regulations and orders.  Except as disclosed in Schedule 3.22, none of Seller or any of the Seller Subsidiaries:

(a)           is in violation of any laws, orders or permits applicable to its business or the employees or agents or representatives conducting its business (other than where such violation will not, alone or in the aggregate, have a Material Adverse Effect on Seller) or has failed to comply with any directives, orders, agreements or memoranda of understanding with any Regulatory Authority;

(b)           has received a notification or communication from any agency or department of any federal, state or local governmental authority or any Regulatory Authority or the staff thereof (i) asserting that it is not in compliance with any laws or orders which such governmental authority or Regulatory Authority enforces (other than where such non-compliance will not, alone or in the aggregate, have a Material Adverse Effect on Seller and the Seller Subsidiaries), (ii) threatening to revoke any permit or license other than licenses or permits the revocation of which will not, alone or in the aggregate, have a Material Adverse Effect on Seller, (iii) except as set forth on Schedule 3.22(b), requiring it to enter into any cease and desist order, formal agreement, commitment or memorandum of understanding, or to adopt any resolutions or similar undertakings, or (iv) directing, restricting or limiting, or purporting to direct, restrict or limit in any material manner, its operations, including, without limitation, any restrictions on the payment of dividends, or that in any manner relates to such entity’s capital adequacy, credit policies, management or business (other than regulatory restrictions generally applicable to savings banks or their holding companies);

(c)           is aware of, has been advised of, or has any reason to believe that any facts or circumstances exist, which would cause it:  (i) to be deemed to be operating in violation in any material respect of the federal Bank Secrecy Act, as amended, and its implementing regulations (31 C.F.R. Part 103), the USA PATRIOT Act of 2001, Public Law 107-56 (the “USA PATRIOT Act”), and the regulations promulgated thereunder, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (ii) to be deemed not to be in satisfactory compliance in any material respect with the applicable privacy of customer information requirements contained in any federal and state privacy laws and regulations, including without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder, as well as the provisions of the information security program adopted by Seller pursuant to 12 C.F.R. Part 364, Appendix B.  Furthermore, the Board of Directors of Seller has adopted and Seller has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that materially comply with Section 326 of the USA PATRIOT Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the USA PATRIOT Act and the regulations thereunder; or

(d)           has any “covered transactions” between Seller Bank and an “affiliate” within the meaning of Sections 23A and 23B of the Federal Reserve Act and the regulations thereunder that are not in compliance with such provisions.

Section 3.23   Transactions with Management.  Except for (a) deposits, all of which are on terms and conditions comparable to those made available to other customers of Seller at the time such deposits were entered into, (b) the loans listed on Schedule 3.5 or arm’s length loans to employees entered into in the ordinary course of business, (c) compensation arrangements or obligations under Seller Benefit Plans set forth in Schedule 3.12(a), (d) any loans or deposit agreements entered into in the ordinary course with customers of Seller or Seller Bank and (e) amounts paid for services which have been disclosed in Seller’s filings with the SEC, there are no contracts with or commitments to directors, officers or employees involving the expenditure of more than $10,000 as to any one individual, including, with respect to any business directly or indirectly controlled by any such person, or $25,000 for all such contracts for commitments in the aggregate for all such individuals.

Section 3.24   Derivative Contracts.  None of Seller or any of the Seller Subsidiaries is a party to or has agreed to enter into an exchange-traded or over-the-counter swap, forward, future, option, cap, floor or collar financial contract or agreement, or any other contract or agreement not included in Financial Statements of Seller which is a financial derivative contract (including various combinations thereof) (“Derivative Contracts”), except for those Derivative Contracts set forth in Schedule 3.24.  All Derivative Contracts whether entered into for Seller’s own account, or for the account of one or more of the Seller Subsidiaries or their respective customers, were entered into (1) in accordance with prudent business practices and all applicable laws, rules, regulations and regulatory policies and (2) with counterparties believed to be financially responsible at the time; and each Derivative Contract constitutes the valid and legally binding obligation of Seller or one of the Seller Subsidiaries, as the case may be, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and are in full force and effect.  Neither Seller, the Seller Subsidiaries, nor to their Knowledge any other party thereto, is in breach of any of its obligations under any Derivative Contract.  The financial position of Seller and the Seller Subsidiaries on a consolidated basis under or with respect to each such Derivative Contract has been reflected in the books and records of Seller and such Seller Subsidiary in accordance with GAAP consistently applied.

Section 3.25   Deposits.  None of the deposits of Seller Bank are “brokered” deposits as such term is defined in the Rules and Regulations of the FDIC or are subject to any encumbrance, legal restraint or other legal process (other than garnishments, pledges, set off rights, escrow limitations and similar actions taken in the ordinary course of business), and no portion of such deposits represents a deposit of any Affiliate of Seller’s. Except as set forth on Schedule 3.25, there are no formal or informal agreements with any public funds depositor, including, but not limited to agreements regarding terms of renewal, fees or similar matters.

Section 3.26   Controls and Procedures.

(a)           Seller has in place “disclosure controls and procedures” as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) to allow Seller’s management to make timely decisions regarding required disclosures and to make the certifications of the Chief Executive Officer and Chief Financial Officer of Seller required under the Exchange Act.

(b)           Seller has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) sufficient to provide reasonable assurance concerning the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP as consistently applied by Seller, including reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations and recorded as necessary to permit preparation of financial statements in conformity with GAAP as consistently applied by Seller and to maintain asset accountability, (ii) access to assets is permitted only in accordance with management’s general or specific authorizations, and (iii) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any difference.

(c)           No personal loan or other extension of credit by Seller or any Seller Subsidiary to any of its or their executive officers or directors has been made or modified (other than as permitted by Section 13 of the Exchange Act and Section 402 of the Sarbanes-Oxley Act of 2002).

(d)           Since October 1, 2007, (i) neither Seller nor any of the Seller Subsidiaries nor, to the Knowledge of Seller, any director, officer, employee, auditor, accountant or representative of Seller or any of the Seller Subsidiaries has received any written complaint, allegation, assertion, or claim that Seller or any Seller Subsidiary has engaged in improper or illegal accounting or auditing practices or maintains improper or inadequate internal accounting controls and (ii) no attorney representing Seller or any Seller Subsidiary, whether or not employed by Seller or any Seller Subsidiary, has reported evidence of a material violation of U.S. federal or state securities laws, a material breach of fiduciary duty or similar material violation by Seller, any of the Seller Subsidiaries or any of their respective officers, directors, employees or agents to any officer of Seller, the Board of Directors of Seller or any member or committee thereof.

Section 3.27    SEC Filings.  Seller has filed all forms, reports and documents required to be filed by Seller with the SEC since October 1, 2007 (collectively, the “Seller SEC Reports”).  The Seller SEC Reports (i) at the time they were filed (or as subsequently amended prior to the date hereof), complied in all material respects with the applicable requirements of the Securities Act, and the Exchange Act, as the case may be, (ii) did not at the time they were filed (or if amended or superseded by filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Seller SEC Reports or necessary in order to make statements in the Seller SEC Reports, in light of the circumstances under which they were made, not misleading.

Section 3.28   Seller Information.  None of the information relating to Seller and the Seller Subsidiaries to be provided by Seller or the Seller Subsidiaries for use in (i) the Registration Statement on Form S-4 to be filed by Buyer in connection with the issuance of shares of Buyer Common Stock pursuant to the Merger, as amended or supplemented (or on any successor or other appropriate form) (“Form S-4”), will, at the time the Form S-4 becomes effective, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) the proxy statement/prospectus contained in the Form S-4, as amended or supplemented, and to be delivered to stockholders of Seller in connection with the solicitation of their approval of this Agreement and the transactions contemplated hereby and thereby (“Proxy Statement/Prospectus”), as of the date such Proxy Statement/Prospectus is mailed to stockholders of Seller and up to and including the date of the meeting of stockholders to which such Proxy Statement/Prospectus relates, will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, provided that information as of a later date shall be deemed to modify information as of an earlier date.

Section 3.29   Deposit Insurance.  The deposit accounts of Seller Bank are insured by the FDIC to the fullest extent permitted by the provisions of the Federal Deposit Insurance Act (the “Act”).  Seller has paid all regular premiums, required prepayments of premiums and special assessments and filed all reports required under the Act.

Section 3.30   Intellectual Property.  Schedule 3.30 sets forth all (i) trademarks, tradenames, service marks or other trade rights, whether or not registered, and all pending applications for any such registrations, (ii) copyrights, copyrightable materials or pending applications therefore, (iii) trade secrets, (iv) inventions, discoveries, designs and drawings, (v) computer software (excluding any so-called “shrink-wrap” or “click-through” license agreements and other similar computer software licensed in the ordinary course of business and/or otherwise resident on desktop computers), (vi) patents and patent applications, and (vii) loan workout spread sheets and or other software related thereto owned, licensed or otherwise used by Seller and any of the Seller Subsidiaries (collectively the “Intellectual Property Rights”).  Neither Seller nor any of the Seller Subsidiaries has granted to any Person any license, option or other rights to use in any manner any of the Intellectual Property Rights, whether requiring the payment of royalties or not.  Except as set forth on Schedule 3.30, the Intellectual Property Rights will not cease to be the rights of Seller, or its successor, or be impaired by reason of performance of this Agreement or the consummation of the transactions contemplated hereby.  No other Person (i) has notified Seller or any of the Seller Subsidiaries that such Person claims any ownership or right of use of the Intellectual Property Rights or, (ii) to the Knowledge of Seller or any of the Seller Subsidiaries, is infringing upon any Intellectual Property Rights of Seller or any of the Seller Subsidiaries.  To the Knowledge of Seller and the Seller Subsidiaries, the use of the Intellectual Property Rights does not conflict with, infringe upon or otherwise violate the valid rights of any Person.  No written notice has been received and not fully resolved and no action has been instituted or, to the Knowledge of Seller and the Seller Subsidiaries, threatened against

Seller or any of the Seller Subsidiaries alleging that the use of the Intellectual Property Rights infringes upon or otherwise violates the rights of any Person.

Section 3.31   Fairness Opinion.  Prior to the execution of this Agreement, Seller has received an opinion from FinPro, Inc. to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Exchange Ratio relating to the Stock Consideration and the Cash Consideration are fair to the shareholders of Seller from a financial point of view (the “Fairness Opinion”).  Such opinion has not been amended or rescinded as of the date of this Agreement.

Section 3.32   No Trust Powers.  Neither Seller nor any of the Seller Subsidiaries exercise trust powers or acts as a fiduciary, trustee, agent, custodian, personal representative, guardian, conservator or investment advisor with respect to assets held other than acting as a trustee or custodian with respect to IRA or similar qualified plan accounts related to insured deposits or as trustee or custodian for other insured deposits held.

Section 3.33   Indemnification.  Except as set forth in Schedule 3.33 or the Certificate of Incorporation and Bylaws of Seller, Seller is not a party to any indemnification agreement with any of its present or future directors, officers, employees, agents or other persons who serve or served in any other capacity with any other enterprise at the request of Seller (a “Covered Person”), and, except as set forth in Schedule 3.33, to Seller’s Knowledge, there are no claims for which any Covered Person would be entitled to indemnification under the Certificate of Incorporation and Bylaws of Seller, or under the governing documents of any of the Seller Subsidiaries, applicable law, regulation or any indemnification agreement.

Section 3.34   Investment Securities.

(a)   Except as set forth on Schedule 3.34, no investment security or mortgage backed security held by Seller or any of the Seller Subsidiaries, were it held as a loan, would be classified as “substandard,” “doubtful,” “loss,” “other assets especially mentioned,” “special mention,” “credit risk assets,” or any comparable classifications.

(b)   Except for restrictions that exist for securities that are classified as “held to maturity,” none of the investment securities held by Seller or any of its Subsidiaries is subject to any restriction (contractual or statutory) that would materially impair the ability of the entity holding such investment freely to dispose of such investment at any time.

Section 3.35   Reorganization Treatment.  Neither Seller nor any of the Seller Subsidiaries has any reason to believe that any conditions exist that would reasonably be expected to prevent or impede the Merger or the Bank Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

Section 3.36   Untrue Statements and Omissions.  No representation or warranty contained in Article 3 of this Agreement or in the Schedules of Seller contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF BUYER AND BUYER BANK

Buyer and Buyer Bank hereby represent and warrant to Seller and Seller Bank as follows as of the date hereof and as of the Effective Time of the Merger (except as otherwise provided in Section 9.1 as of the Effective Time):

Section 4.1   Organization and Related Matters of Buyer.

(a)           Buyer is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania.  Buyer has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as now conducted and Buyer is licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by Buyer, or the character or location of the properties and assets owned or leased by Buyer makes such licensing or qualification necessary, except where the failure to be so licensed or qualified (or steps necessary to cure such failure) would not have a Material Adverse Effect on Buyer.  Buyer is duly registered as a savings and loan holding company under the Home Owner’s Loan Act, as amended.  True and correct copies of the Articles of Incorporation of Buyer and the Bylaws of Buyer, each as amended to the date hereof, have been made available to Seller and such Articles of Incorporation and Bylaws are in full force and effect.

(b)           Buyer Bank is a state-chartered savings bank, duly organized and validly existing under the laws of the Commonwealth of Pennsylvania.  Buyer Bank has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as such business is now being conducted.  True and correct copies of the Articles of Incorporation and the Bylaws of Buyer Bank, each as amended to the date hereof, have been delivered to Seller.

(c)           Each direct and indirect subsidiary of Buyer (other than Buyer Bank) is a corporation, limited liability company or partnership duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. Each subsidiary (including Buyer Bank) has the corporate or requisite power and authority to own or lease all of its properties and assets and to carry on its business as such business is now being conducted, and is duly licensed or qualified to do business in all such places where the nature of the business being conducted by each subsidiary or the character or location of the properties and assets owned or leased by each subsidiary make such qualification necessary, except where the failure to be so licensed or qualified (or steps necessary to cure such failure) would not have a Material Adverse Effect on Buyer.

(d)           Buyer has in effect all federal, state, local and foreign governmental, regulatory and other authorizations, permits and licenses legally required for it to own or lease its properties and assets and to carry on its business as now conducted, the absence of which, either individually or in the aggregate, would have a Material Adverse Effect on Buyer.

Section 4.2   Capitalization.

(a)           The authorized capital stock of Buyer consists of 10,000,000 shares of Buyer Common Stock, of which, as of the date hereof, 2,838,493 are issued and outstanding and 2,451,507 shares are held in the treasury of Buyer and 2,000,000 shares of preferred stock, no par value, of which no shares are issued and outstanding.  All of the issued and outstanding shares of Buyer Common Stock have been duly authorized and validly issued and all such shares are fully paid and nonassessable, and subject to no preemptive rights and were not issued in violation of any preemptive rights.  As of the date hereof, there are no outstanding options, warrants, commitments, or other rights or instruments to purchase or acquire any shares of capital stock of Buyer, or any securities or rights convertible into or exchangeable for shares of capital stock of Buyer, except for options to purchase 89,392 shares of Buyer Common Stock.

(b)           Buyer owns, directly, or indirectly, all of the capital stock of Buyer Bank and the other Buyer subsidiaries, free and clear of any liens, security interests, pledges, charges, encumbrances, agreements and restrictions of any kind or nature.  All the equity securities of each subsidiary held by Buyer or its subsidiaries have been duly authorized and are validly issued and outstanding, fully paid and nonassessable  There are no subscriptions, options, commitments, calls or other agreements outstanding with respect to the capital stock of Buyer Bank or any other subsidiary.  Except for the Buyer subsidiaries, Buyer does not possess, directly or indirectly, any material equity interest in any entity, except for equity interests in Buyer Bank’s investment portfolio.

(c)           The shares of Buyer Common Stock to be issued in exchange for shares of Seller Common Stock upon consummation of the Merger in accordance with this Agreement have been duly authorized and, when issued in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable and subject to no preemptive rights.

Section 4.3   Financial Statements; Filings.

(a)           Each of the consolidated financial statements of Buyer as of and for the years ended December 31, 2011 and December 31, 2010 as included in Buyer’s Annual Report on Form 10-K for the year ended December 31, 2011 and the unaudited consolidated financial statements for the nine months ended September 30, 2012 as included in Buyer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 (such financial statements, unless otherwise indicated, being hereinafter referred to collectively as the “Financial Statements of Buyer”), and each of the Call Reports or, as applicable, TFRs of Buyer Bank as of and for each of the years ended December 31, 2011 and December 31, 2010 and for the period ended September 30, 2012 (such Call Reports and TFRs, unless otherwise indicated, being hereinafter referred to collectively as the “Financial Regulatory Reports of Buyer Bank”), (including the related notes, where applicable) have been prepared in all material respects in accordance with GAAP or regulatory accounting principles, whichever is applicable, which principles have been consistently applied by Buyer during the periods involved, except as otherwise noted therein, and the books and records of Buyer and Buyer Bank have been, are being, and will be maintained in all material respects in accordance with applicable legal and accounting requirements and reflect only actual transactions.  Each of the Financial Statements of Buyer and each of the Financial Regulatory Reports of Buyer Bank (including the related notes, where applicable) fairly presents the financial position of Buyer or Buyer Bank, as applicable, as of the respective dates thereof and fairly presents the results of operations of Buyer or Buyer Bank, as applicable, for the respective periods therein set forth.

(b)           Since December 31, 2011, neither Buyer nor any of its subsidiaries has incurred any obligation or liability (contingent or otherwise) that has or might reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Buyer except obligations and liabilities which are accrued or reserved against in the Financial Statements of Buyer or the Financial Regulatory Reports of Buyer Bank, or reflected in the notes thereto.  Since December 31, 2011, neither Buyer nor any of its subsidiaries has incurred or paid any obligation or liability which would be material to Buyer, except as may have been incurred or paid in the ordinary course of business, consistent with past practices.

Section 4.4   Authority; No Violation.

(a)           Buyer and Buyer Bank have full corporate power and authority to execute and deliver this Agreement and, subject to the receipt of the Consents of the Regulatory Authorities, to consummate the transactions contemplated hereby.  The execution, delivery, and performance of this Agreement, and the consummation of the transactions contemplated hereby and in any related agreements, have been duly authorized by the Boards of Directors of Buyer and Buyer Bank, and no other corporate or other proceedings on the part of Buyer and Buyer Bank are or will be necessary to authorize this Agreement and the transactions contemplated hereby.  This Agreement is the valid and binding obligation of Buyer and Buyer Bank enforceable against them in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought.

(b)           Neither the execution, delivery or performance of this Agreement by Buyer or Buyer Bank nor the consummation by Buyer or Buyer Bank of the transactions contemplated hereby including the Bank Merger, nor compliance by Buyer or Buyer Bank with any of the terms or provisions hereof, will (i) violate any provision of the Articles of Incorporation or Bylaws of Buyer or the Articles of Incorporation or Bylaws of Buyer Bank or, (ii) assuming that the Consents of the Regulatory Authorities and approvals referred to herein (including, without limitation the declaration of effectiveness of the Form S-4, compliance with all blue sky laws and Nasdaq notification requirements) are duly obtained, violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Buyer or Buyer Bank or any of their subsidiaries or their respective properties or assets, or (iii) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by or result in the creation of any lien, security interest, charge or other encumbrance upon any of the respective properties or assets of Buyer or Buyer Bank or any of their subsidiaries under, any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, deed of trust, license, permit, lease, agreement or other instrument or obligation to which Buyer, Buyer Bank or any of their subsidiaries is a party, or by which it or any of its subsidiaries or any of their properties or assets may be bound or affected, or (iv) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Buyer or Buyer Bank or any of their subsidiaries or any of their material properties or assets, except for (X) such conflicts, breaches or defaults as are set forth in Schedule 4.4; and (Y) with respect to clause (ii) and (iii) above, such as individually or in the aggregate will not have a Material Adverse Effect on Buyer.

Section 4.5   Consents and Approvals.  Except for (i) the Consents of the Regulatory Authorities and (ii) as disclosed in Schedule 4.5, no consents or approvals by, or filings or registrations with, any third party or any public body, agency or authority are necessary in connection with the execution and delivery by Buyer and Buyer Bank of this Agreement, and the consummation of the Merger and the other transactions contemplated hereby.

Section 4.6   Absence of Certain Changes or Events.  Since December 31, 2011, there has not been any change or any event which has had, or is reasonably likely to have, a Material Adverse Effect on Buyer, or a combination of such changes or events which has had, or is reasonably likely to have, a Material Adverse Effect on Buyer and no fact or condition exists as of the date hereof which might reasonably be expected to cause any such change or event in the future.

Section 4.7   Buyer Information.  None of the information relating to Buyer and its subsidiaries to be provided by Buyer or its subsidiaries for use in (i) the Form S-4 will, at the time the Form S-4 becomes effective, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) the Proxy Statement/Prospectus as of the date such Proxy Statement/Prospectus is mailed to stockholders of Seller and up to and including the date of the meeting of stockholders to which such Proxy Statement/Prospectus relates, will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, provided that information as of a later date shall be deemed to modify information as of an earlier date.

Section 4.8   Regulatory Matters.  Neither Buyer nor any of its subsidiaries has agreed to take any action, has any Knowledge of any fact or has agreed to any circumstance that would materially impede or delay receipt of any Consent from any Regulatory Authority referred to in this Agreement, including matters relating to the Community Reinvestment Act and protests thereunder.

Section 4.9   Deposit Insurance.  The deposit accounts of Buyer Bank are insured by the FDIC to the fullest extent permitted by the Act.  Buyer Bank has paid all regular premiums, required prepayments and special assessments and filed all reports required under the Act.

Section 4.10   Legal Proceedings; Etc.

(a)           Neither Buyer nor any of its subsidiaries is a party to any, and there are no pending or, to the Knowledge of Buyer or any of its subsidiaries, threatened, judicial, administrative, arbitral or other proceedings, claims, actions, causes of action or governmental investigations against Buyer or any of its subsidiaries challenging the validity of the transactions contemplated by this Agreement and there is no governmental investigation pending or, to the Knowledge of Buyer or any of its subsidiaries, threatened against Buyer or any of its subsidiaries; no judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or arbitrator is outstanding against Buyer or any of its subsidiaries which has had, or is reasonably likely to have, a Material Adverse Effect on Buyer; there is no default by Buyer or any of its subsidiaries under any material contract or agreement to which any of them is a party; and, neither Buyer nor any of its subsidiaries is a party to any agreement, order or memorandum in writing by or with any Regulatory Authority restricting the operations of Buyer or any of its subsidiaries, and neither Buyer nor any of its subsidiaries has been advised by any Regulatory Authority that any such Regulatory Authority is contemplating issuing or requesting the issuance of any such order or memorandum in the future.

(b)           There are no actions, suits, claims, proceedings or investigations of any kind pending or, to Buyer’s Knowledge, threatened against any of the directors or officers of Buyer or any of its subsidiaries in their capacities as such, and no director or officer of Buyer or any of its subsidiaries currently is receiving indemnification payments or seeking to be indemnified by Buyer or any of its subsidiaries pursuant to applicable law or their governing documents.

Section 4.11   Controls and Procedures.

(a)           Buyer has in place “disclosure controls and procedures” as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act to allow Buyer’s management to make timely decisions regarding required disclosures and to make the certifications of the Chief Executive Officer and Chief Financial Officer of Buyer required under the Exchange Act.

(b)           Buyer has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) sufficient to provide reasonable assurance concerning the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP as consistently applied by Buyer, including reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations and recorded as necessary to permit preparation of financial statements in conformity with GAAP as consistently applied by Buyer and to maintain asset accountability, (ii) access to assets is permitted only in accordance with management’s general or specific authorizations, and (iii) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any difference.

(c)           No personal loan or other extension of credit by Buyer to any of its or their executive officers or directors has been made or modified (other than as permitted by Section 13 of the Exchange Act and Section 402 of the Sarbanes-Oxley Act).

(d)           Since January 1, 2008, (i) neither Buyer nor any of Buyer’s subsidiaries nor, to the Knowledge of Buyer, any director, officer, employee, auditor, accountant or representative of Buyer or any of Buyer subsidiaries, has received any written complaint, allegation, assertion, or claim that Buyer or any Buyer subsidiary has engaged in improper or illegal accounting or auditing practices or maintains improper or inadequate internal accounting controls and (ii) no attorney representing Buyer or any Buyer subsidiary, whether or not employed by Buyer or any Buyer subsidiary, has reported evidence of a material violation of U.S. federal or state securities laws, a material breach of fiduciary duty or similar material violation by Buyer, any of Buyer’s subsidiaries or any of their respective officers, directors, employees or agents to any officer of Buyer, the Board of Directors of Buyer or any member or committee thereof.

Section 4.12   SEC Filings.  Buyer has filed all forms, reports and documents required to be filed by Buyer with the SEC since January 1, 2008 (collectively, the “Buyer SEC Reports”).  The Buyer SEC Reports (i) at the time they were filed (or as subsequently amended prior to the date hereof), complied in all material respects with the applicable requirements of the Securities Act, and the Exchange Act, as the case may be, (ii) did not at the time they were filed (or if amended or superseded by filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Buyer SEC Reports or necessary in order to make statements in the Buyer SEC Reports, in light of the circumstances under which they were made, not misleading.

Section 4.13   Reorganization Treatment.  Neither Buyer nor any of its subsidiaries has any reason to believe that any conditions exist that would reasonably be expected to prevent or impede the Merger or the Bank Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

Section 4.14   Access to Funds.  Buyer has, and on the Closing Date will have, access to all funds necessary to consummate the Merger and pay the Aggregate Cash Consideration.

Section 4.15   Compliance with Laws.  Buyer and its subsidiaries have materially complied with all applicable federal, foreign, state and local laws, regulations and orders, and is in material compliance with such laws, regulations and orders.  Except as disclosed in Schedule 4.15, none of Buyer or any of its subsidiaries:

(a)           is in violation of any laws, orders or permits applicable to its business or the employees or agents or representatives conducting its business (other than where such violation will not, alone or in the aggregate, have a Material Adverse Effect on Buyer) or has failed to comply with any directives, orders, agreements or memoranda of understanding with any Regulatory Authority;

(b)           has received a notification or communication from any agency or department of any federal, state or local governmental authority or any Regulatory Authority or the staff thereof (i) asserting that it is not in compliance with any laws or orders which such governmental authority or Regulatory Authority enforces (other than where such non-compliance will not, alone or in the aggregate, have a Material Adverse Effect on Buyer and its subsidiaries), (ii) threatening to revoke any permit or license other than licenses or permits the revocation of which will not, alone or in the aggregate, have a Material Adverse Effect on Buyer, (iii) except as set forth on Schedule 4.15, requiring it to enter into any cease and desist order, formal agreement, commitment or memorandum of understanding, or to adopt any resolutions or similar undertakings, or (iv) directing, restricting or limiting, or purporting to direct, restrict or limit in any material manner, its operations, including, without limitation, any restrictions on the payment of dividends, or that in any manner relates to such entity’s capital adequacy, credit policies, management or business (other than regulatory restrictions generally applicable to savings banks or their holding companies);

(c)           is aware of, has been advised of, or has any reason to believe that any facts or circumstances exist, which would cause it:  (i) to be deemed to be operating in violation in any material respect of the federal Bank Secrecy Act, as amended, and its implementing regulations (31 C.F.R. Part 103), the USA PATRIOT Act, and the regulations promulgated thereunder, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (ii) to be deemed not to be in satisfactory compliance in any material respect with the applicable privacy of customer information requirements contained in any federal and state privacy laws and regulations, including without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder, as well as the provisions of the information security program adopted by Buyer pursuant to 12 C.F.R. Part 364, Appendix B.  Furthermore, the Board of Directors of Buyer has adopted and Buyer has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that materially comply with Section 326 of the USA PATRIOT Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the USA PATRIOT Act and the regulations thereunder; or

(d)           has any “covered transactions” between Buyer Bank and an “affiliate” within the meaning of Sections 23A and 23B of the Federal Reserve Act and the regulations thereunder that are not in compliance with such provisions.

Section 4.16   Broker’s Fees.  Except for The Kafafian Group, Inc., whose engagement letter is set forth in Schedule 4.16, neither Buyer nor any of its officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement.

Section 4.17   Derivative Contracts.  None of Buyer or any of the Buyer Subsidiaries is a party to or has agreed to enter into an exchange-traded or over-the-counter swap, forward, future, option, cap, floor or collar financial contract or agreement, or any other contract or agreement not included in Financial Statements of Buyer which is a financial derivative contract (including various combinations thereof) (“Derivative Contracts”), except for those Derivative Contracts set forth in Schedule 4.17.  All Derivative Contracts whether entered into for Buyer’s own account, or for the account of one or more of the Buyer Subsidiaries or their respective customers, were entered into (1) in accordance with prudent business practices and all applicable laws, rules, regulations and regulatory policies and (2) with counterparties believed to be financially responsible at the time; and each Derivative Contract constitutes the valid and legally binding obligation of Buyer or one of the Buyer Subsidiaries, as the case may be, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and are in full force and effect.  Neither Buyer, the Buyer Subsidiaries, nor to their Knowledge any other party thereto, is in breach of any of its obligations under any Derivative Contract.  The financial position of Buyer and the Buyer Subsidiaries on a consolidated basis under or with respect to each such Derivative Contract has been reflected in the books and records of Buyer and such Buyer Subsidiary in accordance with GAAP consistently applied.

Section 4.18   Untrue Statements and Omissions.  No representation or warranty contained in Article 4 of this Agreement or in the Schedules of Buyer or Buyer Bank contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 4.19   Certain Loans and Related Matters.  Except as set forth in Schedule 4.19, as of the date of this Agreement, neither Buyer nor any of the Buyer Subsidiaries is a party to any written or oral: (i) loan agreement, note or borrowing arrangement under the terms of which the obligor is sixty (60) or more days delinquent in payment of principal or interest or in default of any other provision that would entitle Buyer or Buyer Bank to accelerate the maturity of all obligations evidenced thereby; (ii) loan agreement, note or borrowing arrangement which has been classified or, in the exercise of reasonable diligence by Buyer or any of the Buyer Subsidiaries, should have been classified (whether regulatory or internal) as “substandard,” “doubtful,” “loss,” “other loans especially mentioned,” “other assets especially mentioned,” “special mention,” “credit risk assets,” “classified,” “criticized,” “watch list,” “concerned loans” or any comparable classifications by such persons; (iii) loan agreement, note or borrowing arrangement, including any loan guaranty, with any director or executive officer of Buyer, any subsidiary or any five percent (5%) shareholder of Buyer, or any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing; (iv) agreement of any sort related to any asset that is classified as “Other Real Estate Owned,” or words of similar import (v) loan agreement, note or borrowing arrangement related to any troubled debt restructuring; or (vi) loan agreement, note or borrowing arrangement in material violation of any law, regulation or rule applicable to Buyer or any of the Buyer Subsidiaries including, but not limited to, those promulgated, interpreted or enforced by any Regulatory Authority.

Section 4.20   Taxes and Tax Returns.

(a)           Buyer has duly filed in correct form all federal, state and local information returns and tax returns required to be filed by Buyer or any of the Buyer Subsidiaries on or prior to the date hereof, unless subject to a validly filed extension of time for filing that has not yet expired and all such tax returns are true and complete in all material respects, and Buyer has duly paid or made adequate provisions for the payment of all taxes and other governmental charges relating to taxes which are owed by Buyer or any of the Buyer Subsidiaries to any federal, state or local taxing authorities, whether or not reflected in such returns (including, without limitation, those owed in respect of the properties, income, business, capital stock, deposits, franchises, licenses, sales and payrolls of Buyer or any of the Buyer Subsidiaries), other than taxes and other charges which (i) are not yet delinquent or are being contested in good faith or (ii) have not been finally determined.  The amounts set forth as liabilities for taxes on the Financial Statements of Buyer and the Financial Regulatory Reports of Buyer Bank are sufficient, in the aggregate, to comply with GAAP as consistently applied during the periods involved, for the payment of all unpaid federal, state and local taxes (including any interest or penalties thereon), whether or not disputed, accrued or applicable, for the periods then ended.

(b)           No federal, state or local administrative proceedings or court proceedings, and to the Knowledge of Buyer, no federal, state or local audits, examinations or investigations are presently pending with regard to any taxes or tax returns filed by or on behalf of Buyer or any of the Buyer Subsidiaries nor has Buyer or any of the Buyer Subsidiaries received any notification that any such audit or examination of any of its taxes or tax returns is being contemplated.  Neither Buyer nor any of the Buyer Subsidiaries has executed an extension or waiver of any statute of limitations on the assessment or collection of any federal, state or local taxes due that is currently in effect, and deferred taxes of Buyer have been adequately provided for in the Financial Statements of Buyer.

(c) (i)  Proper and accurate amounts have been withheld by Buyer and the Buyer Subsidiaries from their employees and others for all prior periods in compliance in all material respects with the tax withholding provisions of all applicable federal, state and local laws and regulations, and due diligence steps have been taken consistent with IRS regulations in connection with back-up withholding; (ii) federal, state and local returns have been filed by Buyer and the Buyer Subsidiaries for all periods for which returns were due with respect to withholding, Social Security and unemployment taxes or charges due to any federal, state or local taxing authority; and (iii) the amounts shown on such returns to be due and payable have been paid in full or adequate provision therefor under GAAP have been included by Buyer in the Financial Statements of Buyer.

Section 4.21   Environmental Matters.

(a)           Each of Buyer, the Buyer Subsidiaries, all property owned or used by Buyer or the Buyer Subsidiaries, the Participation Facilities (as defined in Section 11.1 of this Agreement), and, to the Knowledge of Buyer or any of the Buyer Subsidiaries, the Loan Properties (as defined in Section 11.1 of this Agreement) are, and have been, in material compliance, and there are no present circumstances that would prevent or interfere with the continuation of such material compliance, with all applicable Environmental Laws except for such circumstances that would not result, individually or in the aggregate, in a Material Adverse Effect on Buyer.

(b)           There is no litigation pending or, to the Knowledge of Buyer or any of the Buyer Subsidiaries, threatened before any court, governmental agency or board or other forum in which Buyer, any of the Buyer Subsidiaries or any Participation Facility has been or, with respect to threatened litigation, may be, named as defendant (i) for alleged noncompliance (including by any predecessor), with respect to any Environmental Law (as defined below) or (ii) relating to the release into the environment of any Hazardous Material (as defined below), whether or not occurring at, on or involving a site owned, leased or operated by Buyer, the Buyer Subsidiaries or any Participation Facility, except for such actions that would not result, individually or in the aggregate, in a Material Adverse Effect on Buyer.

(c)           There is no litigation pending or, to the Knowledge of Buyer or any of the Buyer Subsidiaries, threatened before any court, governmental agency or board or other forum in which any Loan Property (or Buyer or any of the Buyer Subsidiaries in respect of such Loan Property) has been named as a defendant or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material, whether or not occurring at, on or involving a Loan Property, except for such actions that would not result, individually or in the aggregate, in a Material Adverse Effect on Buyer.

ARTICLE 5

COVENANTS AND AGREEMENTS

Section 5.1   Conduct of the Business Pending the Merger.

(a)           During the period from the date of this Agreement to the Effective Time of the Merger, each Party shall, and shall cause each of its subsidiaries to, conduct its business in the usual, regular and ordinary course consistent with past practice and prudent banking principles and use its best efforts to maintain and preserve intact its business organization, employees, goodwill with customers and other business relationships and retain the services of its officers and key employees.  No Party shall and shall not permit any of its subsidiaries to, except as required by law or regulation, take any action which would adversely affect or delay the ability of Seller or Buyer to obtain any Consent from any Regulatory Authority or other approvals required for the consummation of the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or which would cause a breach of any representation or warranty if made immediately after such action.

(b)           During the period from the date of this Agreement to the Effective Time of the Merger, except as required by law or regulation, neither Seller nor any of the Seller Subsidiaries shall, without the prior written consent of Buyer, which consent shall not be unreasonably withheld or delayed under subparts (iv), (vii), (ix) and (xv):

(i)           change, delete or add any provision of or to the Certificate of Incorporation or Bylaws or other governing documents of any such entity;

(ii)           except for the issuance of shares of Seller Common Stock upon the exercise of Seller Options prior to the Effective Time of the Merger, change the number of shares of its authorized, issued or outstanding capital stock, including any issuance, purchase, redemption, split, combination or reclassification thereof, or issue or grant any option, warrant, call, commitment, subscription, right or agreement to purchase relating to its capital stock, or declare, set aside or pay any dividend or other distribution with respect to its outstanding capital;

(iii)           incur any material liabilities or material obligations (other than deposit liabilities and short-term borrowings in the ordinary course of business not to exceed a maturity of one year), whether directly or by way of guaranty, including any obligation for borrowed money, or whether evidenced by any note, bond, debenture, or similar instrument;

(iv)           make any capital expenditures individually in excess of $25,000 other than expenditures necessary to maintain existing assets in good repair;

(v)           sell, transfer, convey or otherwise dispose of any real property (including “other real estate owned”) or interest therein;

(vi)           pay any bonuses to any employee, officer, director or other Person, except bonuses to non-senior officers or employees in amounts detailed on Schedule 5.1(b)(vi) hereto; enter into any new, or amend in any respect any existing, employment, consulting, retirement, severance, non-competition or independent contractor agreement with any person; alter the terms of any existing incentive bonus or commission plan; adopt any new or amend in any material respect any existing employee benefit plan except as may be required by law; grant any general increase in compensation or pay any bonuses to its employees as a class or to its officers; hire any new employees other than to replace departing employees and at a salary not in excess of the salary paid by the Buyer for similarly-situated employees

(vii)           enter into or extend any agreement, lease or license relating to real property, personal property, data processing or bankcard functions that involves an aggregate of $10,000 or more;

(viii)           acquire or agree to acquire five percent (5%) or more of the assets or equity securities of any Person or acquire direct or indirect control of any Person other than in connection with foreclosures in the ordinary course of business; provided however, Seller shall consult with Buyer with respect to any such foreclosures;

(ix)           originate, purchase, extend or grant any loan other than loans that are fully secured by owner-occupied residential property and not in excess of $400,000 for Seller Bank’s portfolio or up to $417,000 if loan has been originated under a commitment to be sold in the secondary market and fully conforms to all applicable requirements of Fannie Mae or loans that are unsecured not in excess of $7,500, except loans as to which it has a binding obligation to make such loans as of the date hereof, all of which are listed on Schedule 5.1(b)(ix);

(x)           file any applications or make any contract with respect to branching by Seller Bank (whether de novo, purchase, sale or relocation) or acquire or construct, or enter into any agreement to acquire or construct, any interest in real property;

(xi)          form any new subsidiary;

(xii)         increase or decrease the rate of interest paid on time deposits or on certificates of deposit, except in a manner and pursuant to policies consistent with past practices;

(xiii)        take any action that is intended or may reasonably be expected to result in any of the conditions to the Merger set forth in Article 7 or Article 8 not being satisfied;

(xiv)         purchase or sell or otherwise acquire any investment securities other than those issued by the U.S. Treasury or an agency of the United States Government with a maximum remaining maturity of three years or less;

(xv)          commence any cause of action or proceeding other than in accordance with past practice or settle any action, claim, arbitration, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, hearing, inquiry or other proceeding against it for material money damages or material restrictions upon any of their operations;

(xvi)          waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing agreement or indebtedness to which it is a party, other than in the ordinary course of business, consistent with past practice;

(xvii)         enter into, renew, extend or modify any other transaction (other than a deposit transaction) with any Affiliate other than pursuant to existing policies;

(xviii)        enter into any futures contract, option, interest rate caps, interest rate floors, interest rate exchange agreement or other agreement, or take any other action for purposes of hedging the exposure of its interest-earning assets and interest-bearing liabilities to changes in market rates of interest;

(xix)          except for the execution of this Agreement, and actions taken or which will be taken in accordance with this Agreement and performance thereunder, take any action that would give rise to a right of payment to any individual under any employment agreement (other than salary earned for prior service);

(xx)           make any change in policies in existence on the date of this Agreement with regard to: the extension of credit, or the establishment of reserves with respect to the possible loss thereon or the charge off of losses incurred thereon; investments; asset/liability management; or other material banking policies in any material respect except as may be required by changes in applicable law or regulations or by a Regulatory Authority or changes in GAAP, as advised by Seller’s independent public accountants;

(xxi)           except for the execution of this Agreement, and the transactions contemplated herein, take any action that would give rise to an acceleration of the right to payment to any individual under any Seller Benefit Plan;

(xxii)          purchase or otherwise acquire, or sell or otherwise dispose of, any assets or incur any liabilities other than in the ordinary course of business consistent with past practices and policies;

(xxiii)         foreclose upon or take a deed or title to any commercial real estate without first conducting a Phase I environmental assessment of the property or if such assessment indicates the presence of Hazardous Material or an underground storage tank;

(xxiv)          make any written communications to the employees of Seller, Seller Bank or any Seller Subsidiary pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement without first providing Buyer with a copy or description of the intended communication, which Buyer shall promptly review and comment on, and Buyer and Seller shall cooperate in providing any such mutually agreeable communication; or

(xxv)           terminate any individual that is a party to an employment contract or change of control agreement prior to the Effective Time of the Merger other than termination for “cause” as such term is defined in the applicable agreement.

Section 5.2   Current Information.

(a)           Seller.  During the period from the date of this Agreement to the Effective Time of the Merger or the time of termination or abandonment of this Agreement, Seller will cause one or more of its designated representatives to confer on a regular and frequent basis with representatives of Buyer and to report the general status of the ongoing operations of Seller.  Seller will promptly notify Buyer of any material change in the normal course of business or the operations or the properties of Seller, any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated) affecting Seller, the institution or the threat of material litigation, claims, threats or causes of action involving Seller, and will keep Buyer fully informed of such events.  Seller will provide Buyer with copies of all loan and deposit rate sheets and notify Buyer of any deviations therefrom.  Seller will furnish to Buyer, promptly after the preparation and/or receipt by Seller thereof, copies of its unaudited monthly and quarterly periodic financial statements and Call Reports for the applicable periods then ended, and such financial statements and Call Reports shall, upon delivery to Buyer, be treated, for purposes of Section 3.3 hereof, as among the Financial Statements of Seller and the Financial Regulatory Reports of Seller Bank, as applicable.

(b)           Buyer.  Buyer will promptly notify Seller of any material change in the normal course of business or the operations or properties of Buyer, any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated) affecting Buyer, the institution or threat of material litigation, claims, threats or causes of action involving Buyer and will keep Seller fully informed of such events.

Section 5.3   Access to Properties; Personnel and Records; Systems Integration.

(a)           During the period from the date of this Agreement to the Effective Time of the Merger or the time of termination or abandonment of this Agreement, Seller and the Seller Subsidiaries shall permit Buyer or its agents reasonable access, during normal business hours, to their properties, and shall disclose and make available (together with the right to copy) to Buyer and to its internal auditors, loan review officers, attorneys, accountants and other representatives, all books, papers and records relating to the assets, stock, properties, operations, obligations and liabilities of Seller and the Seller Subsidiaries, including all books of account (including the general ledger), tax records, minute books of directors’ and shareholders’ meetings, organizational documents, bylaws, contracts and agreements, filings with any regulatory agency, examination reports, correspondence with regulatory or taxing authorities, documents relating to assets, titles, abstracts, appraisals, consultant’s reports, plans affecting employees, securities transfer records and shareholder lists, and any other assets, business activities or prospects in which Buyer may have a reasonable interest, and Seller and Seller Subsidiaries shall use their reasonable best efforts to provide to Buyer and its representatives access to the work papers of its auditors.  During the period from the date of this Agreement to the Effective Time of the Merger or the time of termination or abandonment of this Agreement, Seller shall provide to Buyer with as much notice as possible of all special and regular meetings of the Seller Board of Directors and committees thereof and Seller will invite a Buyer representative to attend all such meetings and provide Buyer with a copy of the board packages in advance of such meetings and a copy of the minutes of such meetings (but redacted to delete any content for which recusal applied) promptly thereafter; provided, however, that any such Buyer representative shall, at the request of the Seller Board of Directors or any committee thereof, as the case may be, recuse himself or herself from any such meeting in the event that this Agreement or any Acquisition Transaction is the subject of discussion or if counsel to Seller advises that such recusal is required to preserve the attorney-client privilege with respect to any specific matter.  Seller shall provide information not less than bi-weekly regarding the business activities and operations of Seller and all Parties will establish procedures for coordinating and monitoring of transition activities.  Seller shall not be required to provide access to or to disclose information where such access or disclosure would contravene any law, rule, regulation, order or judgment or would violate any confidentiality agreement entered into by Seller prior to the date hereof; provided that Seller shall cooperate with Buyer in seeking to obtain Consents from appropriate parties under whose rights or authority access is otherwise restricted.  The foregoing rights granted shall not, whether or not and regardless of the extent to which the same are exercised, affect the representations and warranties made in this Agreement.

(b)           All information furnished by the Parties hereto pursuant to this Agreement, whether furnished before or after the date of this Agreement, shall be treated as the sole property of the Party providing such information until the consummation of the Merger contemplated hereby and, if such transaction shall not occur, the Party receiving the information shall return to the Party which furnished such information, all documents or other materials containing, reflecting or referring to such information, shall use its best efforts to keep confidential all such information, and shall not directly or indirectly use such information for any competitive or other commercial purposes.  The obligation to keep such information confidential shall continue for two (2) years from the date the proposed transactions are abandoned but shall not apply to (i) any information which (A) the Party receiving the information was already in possession of prior to disclosure thereof by the Party furnishing the information, (B) was then available to the public, or (C) became available to the public through no fault of the Party receiving the information; or (ii) disclosures pursuant to a legal requirement or in accordance with an order of a court of competent jurisdiction or regulatory agency; provided, however, the Party which is the subject of any such legal requirement or order shall use its best efforts to give the other Party at least ten (10) business days prior notice thereof.  Each Party hereto acknowledges and agrees that a breach of any of their respective obligations under this Section 5.3(b) would cause the other irreparable harm for which there is no adequate remedy at law, and that, accordingly, each is entitled to injunctive and other equitable relief for the enforcement thereof in addition to damages or any other relief available at law.  Without the consent of the other Party, neither Party shall use information furnished to such Party other than for the purposes of the transactions contemplated hereby.

(c)           From and after the date hereof, Seller shall, and shall cause its directors, officers and employees to, and shall make all reasonable efforts to cause Seller’s and Seller Bank’s data processing service providers to, cooperate and assist Buyer in connection with an electronic and systematic conversion of all applicable data regarding Seller and Seller Bank to Buyer Bank’s system of electronic data processing.  In furtherance of, and not in limitation of, the foregoing, Seller shall make reasonable arrangements during normal business hours to permit personnel and representatives of Buyer Bank to train Seller’s and Seller Bank’s employees (at Buyer’s expense) in Buyer Bank’s system of electronic data processing as may be deemed necessary by Buyer.

Seller and Seller Bank shall permit Buyer to train the Seller and Seller Bank employees during the one-month period before the anticipated Effective Time of the Merger with regard to Buyer’s operations, policies and procedures at Buyer’s sole cost and expense.  This training may take place at either Seller Bank’s branch offices or at Buyer’s offices at such times to be determined in cooperation with Seller and shall be conducted in a manner so as to not interfere with the business operations of Seller or Seller Bank.

Section 5.4   Registration Statement/Approval of Shareholders.

(a)           Buyer agrees to prepare and file, as soon as practicable, but not later than 75 days after the date hereof, the Form S-4 with the SEC in connection with the issuance of Buyer Common Stock in the Merger including the Proxy Statement/Prospectus and other proxy solicitation materials of Seller constituting a part thereof and all related documents. Seller shall prepare and furnish to Buyer such information relating to it and its directors, officers and shareholders as may be reasonably required in connection with the above referenced documents based on its knowledge of and access to the information required for said documents, and Seller, and its legal, financial and accounting advisors, shall have the right to review in advance such Form S-4 prior to its filing. Seller agrees to cooperate with Buyer and Buyer’s counsel and accountants in requesting and obtaining appropriate opinions, consents and letters from its financial advisor and independent auditor in connection with the Form S-4 and the Proxy Statement/Prospectus. Each of Seller and Buyer agrees to use its commercially reasonable efforts to cause the Form S-4 to be declared effective under the Securities Act as promptly as reasonably practicable after the filing thereof. Buyer also agrees to use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions this Agreement contemplates. After the SEC has declared the Form S-4 effective under the Securities Act, Seller shall promptly mail at its expense the Proxy Statement/Prospectus to its shareholders.

(b)           Each of Seller and Buyer agree that none of the respective information supplied or to be supplied by it for inclusion or incorporation by reference in the Form S-4 shall, at the time the Form S-4 and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.  Each of Seller and Buyer agree that none of the respective information supplied or to be supplied by it for inclusion or incorporation by reference in the Proxy Statement/Prospectus and any amendment or supplement thereto shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.  Each of Seller and Buyer further agree that if such party shall become aware prior to the Effective Time of the Merger of any information furnished by such party that would cause any of the statements in the Form S-4 or the Proxy Statement/Prospectus to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other parties thereof and an appropriate amendment or supplement describing such information shall be filed promptly with the SEC and, to the extent required by law, disseminated to the shareholders of Seller.

(c)           Buyer agrees to advise Seller, promptly after Buyer receives notice thereof, of the time when the Form S-4 has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Buyer Common Stock for offering or sale in any jurisdiction, of the initiation or, to the extent Buyer is aware thereof, threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Form S-4 or for additional information.

(d)           Seller will take all steps necessary under applicable laws to call, give notice of, convene and hold a meeting of its shareholders at such time as may be mutually agreed to by the Parties for the purpose of approving this Agreement and the transactions contemplated hereby and for such other purposes consistent with the complete performance of this Agreement as may be necessary or desirable (the “Seller Shareholders’ Meeting”), at such time as may be mutually agreed to by the parties (but in no event later than 60 days after the Form S-4 has been declared effective).  The Board of Directors of Seller will unanimously recommend in the Proxy Statement/Prospectus and all other communications to its shareholders the approval of this Agreement and the transactions contemplated hereby and Seller will use commercially reasonable best efforts to obtain the necessary approvals by its shareholders of this Agreement and the transactions contemplated hereby. Notwithstanding the foregoing, if (x) Seller has complied in all material respects with its obligations under Section 5.5, (y) Seller (1) has received a bona fide written proposal for an Acquisition Transaction not solicited in violation of Section 5.5 hereof from a third party that Seller’s Board of Directors concludes in good faith after consultation with legal counsel constitutes a Superior Proposal (as defined herein) after giving effect to all of the adjustments that may be offered by Buyer pursuant to clause (3) below, (2) has notified Buyer, at least five business days in advance, of its intention to withdraw, amend or modify, or propose or resolve to withdraw, amend or modify, the recommendation of Seller’s Board of Directors that Seller’s stockholders vote in favor of approval of this Agreement or make any statement in connection with the Seller Shareholders’ Meeting inconsistent with such recommendation (collectively, a “Change in Recommendation”), specifying the material terms and conditions of any such Superior Proposal and furnishing to Buyer a copy of the relevant proposed transaction documents, if such exist, with the person making such Superior Proposal and (3) during the period of not less than five business days following Seller’s delivery of the notice referred to in clause (2) above and prior to effecting such Change in Recommendation, has negotiated, and has used reasonable best efforts to cause its financial and legal advisors to negotiate, with Buyer in good faith (to the extent that Buyer desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such proposal for an Acquisition Transaction ceases to constitute a Superior Proposal and (z) Seller’s Board of Directors, after consultation with and based on the written advice of counsel, determines in good faith that it would result in a violation of its fiduciary duties under applicable law to recommend this Agreement, then in submitting the Agreement to stockholders at the Seller Shareholders’ Meeting it may submit the Agreement without recommendation, or following submission of the Agreement to stockholders it may withdraw, amend or modify its recommendation, in which case the Board of Directors may communicate the basis for its lack of a recommendation, or the withdrawal, amendment or modification of its recommendation, to the stockholders in the Proxy Statement/Prospectus or an appropriate amendment or supplement thereto to the extent required by law.  Nothing in this Section or Section 5.5 shall impose an obligation on Seller to submit the Proxy Statement/Prospectus to its stockholders or hold the Seller Shareholders’ Meeting if Seller terminates this Agreement pursuant to Section 10.1(h).

Section 5.5   No Other Bids.  Except with respect to this Agreement and the transactions contemplated hereby, Seller shall not, and shall not permit or authorize any Affiliate (as defined herein) thereof, nor any investment banker, attorney, accountant or other representative (collectively, “representative”) retained by Seller to directly or indirectly (i) initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any proposal or offer that constitutes, or may reasonably be expected to lead to, any Acquisition Transaction (as defined below) by any other party, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish any information with respect to, or otherwise cooperate in any way with, any Acquisition Transaction, or (iii) furnish any non-public information that it is not legally obligated to furnish or negotiate or enter into any agreement or contract with respect to any Acquisition Transaction, and shall direct and use its reasonable efforts to cause its Affiliates or representatives not to engage in any of the foregoing.  Seller shall promptly notify Buyer orally and in writing in the event that it receives any inquiry or proposal relating to any such Acquisition Transaction.  Seller shall immediately cease and cause to be terminated as of the date of this Agreement any existing activities, discussions or negotiations with any other parties conducted heretofore with respect to any of the foregoing.  Notwithstanding the foregoing provisions of this Section 5.5, in the event that, prior to obtaining shareholder approval of the Merger, Seller receives an unsolicited bona fide written proposal for an Acquisition Transaction not solicited in violation of this Agreement, and the Seller Board concludes in good faith (after consultation with its outside counsel and financial advisor) (i) it is legally necessary for the proper discharge of its fiduciary duties to respond to such Acquisition Transaction (ii) such Acquisition Transaction constitutes a Superior Proposal (as defined below) and (iii) at least two business days prior to furnishing any nonpublic information to, or entering into discussions with, such Person, Seller gives Buyer written notice of the identity of such Person and of Seller’s intention to furnish nonpublic information to, or enter into discussions with, such Person, Seller may furnish or cause to be furnished confidential information or data to the third party making such proposal and participate in negotiations or discussions, provided that prior to providing (or causing to be provided) any confidential information or data permitted to be provided pursuant to this sentence, Seller shall have entered into a confidentiality agreement with such third party on terms no more favorable to that Person than the confidentiality agreement with Buyer, and provided further that Seller also shall provide to Buyer a copy of any such confidential information and any data that it is providing to any third party pursuant to this Section 5.5 to the extent not previously provided or made available to Buyer.  Seller shall promptly (within 24 hours) advise Buyer orally and in writing of any Acquisition Transaction, the material terms and conditions of any such Acquisition Transaction (including any changes thereto) and the identity of the Person making any such Acquisition Transaction. Seller shall (i) keep Buyer fully informed in all material respects of the status and details (including any change to the terms thereof) of any Acquisition Transaction, (ii) provide to Buyer as soon as practicable after receipt or delivery thereof copies of all correspondence and other written material sent or provided to Seller or any Seller Subsidiary from any Person that describes any of the terms or conditions of any Acquisition Transaction (including any draft acquisition agreement) and (iii) keep Buyer fully informed of the status and details of any determination by Seller’s Board of Directors with respect to any such Acquisition Transaction immediately upon any such determination.

The term “Acquisition Transaction” shall, with respect to Seller, mean any proposal for any of the following: (a) a merger or consolidation, or any similar transaction (other than the Merger) of any Person with Seller, (b) a purchase, lease or other acquisition of all or substantially all the assets of Seller, (c) a purchase or other acquisition of “beneficial ownership” by any “person” or “group” (as such terms are defined in Section 13(d)(3) of the Exchange Act) (including by way of merger, consolidation, share exchange, or otherwise) which would cause such person or group to become the beneficial owner of securities representing 25% or more of the voting power of Seller, or (d) a tender or exchange offer to acquire securities representing 25% or more of the voting power of Seller.  The term “Superior Proposal” means an Acquisition Transaction which the Board of Directors of Seller reasonably determines (after consultation with its financial advisor or another financial advisor of nationally recognized reputation and legal counsel) to be (i) more favorable to the shareholders of Seller from a financial point of view than the Merger (taking into account all the terms and conditions of such proposal and this Agreement (including any changes to the financial terms of this Agreement proposed by Buyer in response to such offer or otherwise)) and (ii) reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal.

Section 5.6   Maintenance of Properties; Certain Remediation and Capital Improvements.  Seller and the Seller Subsidiaries will use commercially reasonable efforts to maintain their respective properties and assets in satisfactory condition and repair for the purposes for which they are intended, ordinary wear and tear excepted.

Section 5.7    Environmental Audits.  Upon the written request of Buyer, which request shall occur within forty (40) days of the date hereof, Seller will, at Buyer’s expense, with respect to each parcel of real property that Seller or any Seller Subsidiary owns, procure and deliver to Buyer, an environmental audit, which audit shall be conducted by a firm reasonably acceptable to Buyer.

Section 5.8   Title Insurance.  Upon the written request of Buyer, which request shall occur within forty (40) days of the date hereof, Seller will, at Buyer’s expense, with respect to each parcel of real property that Seller or any Seller Subsidiary owns, procure and deliver to Buyer, at least forty (40) days prior to the Effective Time of the Merger, a commitment to issue owner’s title insurance insurable at regular rates by a title insurance company licensed to do business in the State of New Jersey and the Commonwealth of Pennsylvania and by such insurance company reasonably acceptable to Buyer, which policy shall be free of all title defects that may materially interfere with the use of the property as a banking office.

Section 5.9   Surveys.  Upon the written request of Buyer, which request shall occur within forty (40) days of the date hereof, with respect to each parcel of real property as to which a title insurance policy is to be procured pursuant to Section 5.8, Seller, at Buyer’s expense, will procure and deliver to Buyer at least thirty (30) days prior to the Effective Time of the Merger, a survey of such real property, which survey shall be reasonably acceptable to, and shall be prepared by a licensed surveyor reasonably acceptable to, Buyer, disclosing the locations of all improvements, easements, sidewalks, roadways, utility lines and other matters customarily shown on such surveys and showing access affirmatively to public streets and roads and providing the legal description of the property in a form suitable for recording and insuring the title thereof (the “Survey”).  The Survey shall not disclose any survey defect or encroachment from or onto such real property that will materially limit or impede the continued operation of the facility for its intended use.

Section 5.10   Consents to Assign and Use Leased Premises.  With respect to the leases disclosed in Schedule 3.14(b), Seller will use its commercially reasonable efforts to obtain all Consents necessary to transfer and assign all right, title and interest of Seller or any Seller Subsidiary to Buyer Bank and to permit the use and operation of the leased premises by Buyer Bank as of the Closing.

Section 5.11   Compliance Matters.  Prior to the Effective Time of the Merger, Seller shall take, or cause to be taken, all steps reasonably requested by Buyer to address any deficiencies in regulatory compliance by Seller or the Seller Subsidiaries; provided, however, neither Buyer nor Buyer Bank shall be responsible for discovering, nor shall Buyer have any liability resulting from, such deficiencies or attempts to address them.

Section 5.12   Conforming Accounting and Reserve Policies.  Upon written confirmation from Buyer that all conditions to closing set forth in Articles 8 and 9 have been satisfied or waived, at the request of Buyer, Seller and Seller Bank, as applicable, shall immediately prior to Closing establish and take such reserves and accruals as Buyer reasonably shall request to conform Seller’s and Seller Bank’s loan, accrual, reserve and other accounting policies to the policies of Buyer Bank, to the extent permitted by GAAP, applicable law and the regulations and guidance of applicable Regulatory Authorities.

Section 5.13   Support Agreements.  Seller shall deliver to Buyer as of the date of the Agreement, a Support Agreement in form and substance as set forth at Exhibit A, executed by each director and executive officer of Seller and Seller Bank.

Section 5.14   Disclosure Controls.

(a)           Between the date of this Agreement and the Effective Time of the Merger, (i) Seller shall maintain disclosure controls and procedures that are effective to ensure that material information relating to Seller and the Seller Subsidiaries is made known to the President and Chief Executive Officer and Chief Financial Officer of Seller to permit Seller to record, process, summarize and report financial data in a timely and accurate manner; (ii) such officers shall promptly disclose to Seller’s auditors and audit committee any significant deficiencies in the design or operation of internal controls which could adversely affect Seller’s ability to record, process, summarize and report financial data, any material weaknesses identified in internal controls, and any fraud, whether or not material, that involves management or other employees who have a significant role in Seller’s internal controls; and (iii) Seller shall take appropriate corrective actions to address any such significant deficiencies or material weaknesses identified in the internal controls.

(b)           Between the date of this Agreement and the Effective Time of the Merger, Seller shall, upon reasonable notice during normal business hours, permit Buyer (a) to meet with the officers of Seller and any Seller Subsidiary responsible for the financial statements of Seller and each Seller Subsidiary and the internal control over financial reporting of Seller and each Seller Subsidiary to discuss such matters as Buyer may deem reasonably necessary or appropriate concerning Buyer’s obligations under Sections 302 and 906 of the Sarbanes-Oxley Act; and (b) to meet with officers of Seller and any Seller Subsidiary to discuss the integration of appropriate disclosure controls and procedures and internal control over financial reporting relating to Seller and each Seller Subsidiary’s operations with the controls and procedures and internal control over financial reporting of Buyer for purposes of assisting Buyer in compliance with the applicable provisions of the Sarbanes-Oxley Act following the Effective Time of the Merger.  Seller shall, and shall cause its and each Seller Subsidiary’s respective employees and accountants to, fully cooperate with Buyer in the preparation, documentation, review, testing and all other actions Buyer deems reasonably necessary to satisfy the internal control certification requirements of Section 404 of the Sarbanes-Oxley Act.

Section 5.15   Bank Merger Agreement. Prior to the Effective Time of the Merger, Buyer Bank and Seller Bank shall have executed and delivered the Bank Plan of Merger substantially in the form annexed hereto as Exhibit B.

Section 5.16   Classified and Nonperforming Assets.  Within ten (10) business days of the end of each calendar month, Seller shall provide Buyer with an updated list of loans described in Section 3.5.

Section 5.17   Stockholder Litigation.  Seller shall give Buyer the opportunity to participate in the defense or settlement of any stockholder litigation against Seller and/or its directors relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed to without Buyer’s prior written consent (such consent not to be unreasonably withheld or delayed).

Section 5.18   Antitakeover Provisions. Seller and the Seller Subsidiaries shall take all steps required by any relevant federal or state law or regulation or under any relevant agreement or other document to exempt or continue to exempt Buyer, the Agreement, the Bank Plan of Merger, the Merger and the Bank Merger from any provisions of an antitakeover nature in Seller’s or the Seller Subsidiaries’ Certificate of Incorporation, Charter and Bylaws, or similar organizational documents, and the provisions of any federal or state antitakeover laws.

Section 5.19   Section 16 Matters.  Prior to the Effective Time of the Merger, the Parties will each take such steps as may be reasonably necessary or appropriate to cause any disposition of shares of Seller Common Stock or conversion of any derivative securities in respect of shares of Seller Common Stock in connection with the consummation of the transactions contemplated by this Agreement to be exempt under Rule 16b-3 promulgated under the Exchange Act.

ARTICLE 6

ADDITIONAL COVENANTS AND AGREEMENTS

Section 6.1   Best Efforts; Cooperation.  Subject to the terms and conditions herein provided, each of the Parties hereto agrees to use its best efforts promptly to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, or otherwise, including attempting to obtain all necessary Consents, to consummate and make effective, as soon as practicable, the transactions contemplated by this Agreement.

Section 6.2   Regulatory Matters.

(a)           As promptly as practicable following the execution and delivery of this Agreement, Buyer and Seller shall cause to be prepared and filed all required applications and filings with the Regulatory Authorities which are necessary or contemplated for the obtaining of the Consents of the Regulatory Authorities or consummation of the Merger and the Bank Merger.  Such applications and filings shall be in such form as may be prescribed by the respective government agencies and shall contain such information as they may require.  The Parties hereto will cooperate with each other and use their best efforts to prepare and execute all necessary documentation, to effect all necessary or contemplated filings and to obtain all necessary or contemplated permits, consents, approvals, rulings and authorizations of government agencies and third parties which are necessary or contemplated to consummate the transactions contemplated by this Agreement, including, without limitation, those required or contemplated from the Regulatory Authorities, and the shareholders of Seller.  Each of the Parties shall have the right to review any filing made with, or written material submitted to, any government agencies in connection with the transactions contemplated by this Agreement.

(b)           Each Party hereto will furnish the other Party with all information concerning itself, its subsidiaries, directors, trustees, officers, shareholders and depositors, as applicable, and such other matters as may be necessary or advisable in connection with any statement or application made by or on behalf of any such Party to any governmental body in connection with the transactions, applications or filings contemplated by this Agreement.  The Parties hereto will promptly furnish each other with copies of written communications received by them or their respective subsidiaries, if any, from, or delivered by any of the foregoing to, any governmental body in respect of the transactions contemplated hereby.

Section 6.3   Employment and Employee Benefits Matters.

(a)           The Parties acknowledge that nothing in this Agreement shall be construed as constituting an employment agreement between Buyer or any of its Affiliates and any officer or employee of Seller or an obligation on the part of Buyer or any of its Affiliates to employ any such officers or employees.

(b)           Buyer will honor the employment agreement entered into between Seller and the Seller Subsidiaries and Janice Summers as set forth at Seller’s Schedule 6.3(b), subject to Janice Summers entering into a transition period retention agreement in the form attached as Buyer’s Schedule 6.3(b) (“Transition Period Retention Agreement”) which provides, in pertinent part, that she will not be entitled to any severance if she voluntarily terminates employment with or without good reason within six months following the Effective Time of the Merger. Buyer acknowledges that Janice Summers will experience a change in circumstances that would permit her to terminate her employment, after giving not less than 60 days notice, for “good reason”, as such term is defined in such employment agreement, following the Effective Time of the Merger.

(c)           If requested by Buyer, Seller shall terminate Seller’s 401(k) plan or merge it into Buyer’s 401(k) plan as of or immediately prior to the Effective Time of the Merger.

(d)           After the Merger, Buyer shall continue, except to the extent not consistent with law, Seller’s health and welfare benefit plans, programs, insurance and other policies unless and until such time as Buyer elects to take alternative action.  It is the Buyer’s intention to transition the Seller’s plans and programs by the later of 6 months after the Effective Time or the beginning of the next program plan year.  Seller will assist Buyer before the Effective Time of the Merger in reviewing such benefit plans and programs and will take such actions that may be requested by Buyer with respect to such plans to take effect not sooner than the Effective Time of the Merger, unless otherwise consented to by Seller.  In the event Buyer elects to terminate any of Seller’s health and welfare benefit plans, programs, insurance and other policies, Seller and Seller Bank employees that continue as employees of Buyer or Buyer Bank after the Effective Time of the Merger (“Continuing Employees”) will become eligible to participate in the medical, dental, health and disability plans maintained by Buyer or Buyer Bank.  Buyer or Buyer Bank, as applicable, shall cause each such plan that shall be implemented as a replacement plan to such Seller plan that is terminating to waive any preexisting condition limitations to the extent such conditions for such participant are covered under the applicable Seller medical, health, dental or disability plans and waive any waiting period limitation or evidence of insurability requirement which would otherwise be applicable to such employee on or after the plan enrollment date, unless such employee had not yet satisfied any similar limitation or requirement under the analogous Seller Benefit Plan prior to the enrollment date.  Notwithstanding any of the foregoing, prior service with Seller or Seller Bank shall not be recognized by Buyer or Buyer Bank for purposes of eligibility, vesting or benefit accrual under Buyer’s defined benefit pension plan or Buyer’s Employee Stock Ownership Plan.  Prior service credit will be recognized for purposes of eligibility to participate and vesting under Buyer Bank’s 401(k) plan and for eligibility to participate and benefit entitlement under Buyer Bank’s vacation policies.

(e)           Until the Effective Time of the Merger, Seller shall be liable for all obligations for continued health coverage pursuant to COBRA with respect to each Seller or Seller Bank qualified beneficiary (as defined in COBRA) who incurs a qualifying event (as defined in COBRA) before the Effective Time of the Merger.  Buyer shall be liable for (i) all obligations for continued health coverage under COBRA with respect to each Seller or Seller Subsidiary qualified beneficiary (as defined in COBRA) who incurs a qualifying event (as defined in COBRA) from and after the Effective Time of the Merger, and (ii) for continued health coverage under COBRA from and after the Effective Time of the Merger for each Seller or Seller Subsidiary qualified beneficiary who incurs a qualifying event before the Effective Time of the Merger.

(f)           Employees of Seller (other than those who are parties to an employment, change of control or other type of agreement with Seller which provides for severance) and of Seller Bank as of the date of this Agreement who remain employed by Seller or Seller Bank as of the Effective Time of the Merger and whose employment is terminated by Buyer or Buyer Bank (absent termination for cause as determined by the employer) within six months after the Effective Time of the Merger shall receive severance pay equal to two weeks of base weekly pay for each completed year of employment service commencing with any such employee’s most recent hire date with Seller or any of the Seller Subsidiaries or any Person acquired by Seller or any of the Seller Subsidiaries and ending with such employee’s termination date with Buyer or Buyer Bank, with a maximum payment equal to 26 weeks of base pay.  Such severance pay will be made at regular payroll intervals.  Such severance payments will be in lieu of any severance pay plans that may be in effect at Seller prior to the Effective Time of the Merger.  If termination of any such employee’s employment occurs after six months after the Effective Time of the

Merger, then such employee shall be entitled to receive the severance pay under any severance pay plans that may be in effect at such time at Buyer or Buyer Bank, provided, that any such employee shall receive credit under any such plan for such employee’s service prior to the Effective Time of the Merger with Seller or any of the Seller Subsidiaries.

(g)           Buyer and Seller will cooperate in establishing a retention bonus plan, the terms of which are set forth on Buyer Schedule 6.3(g) hereto, for certain employees of Seller and Seller Bank who remain employed at Buyer or Buyer Bank after the Effective Time of the Merger.  Prior to the Effective Time of the Merger, Seller and Buyer shall mutually agree as to the proposed recipients of any retention bonuses, the amounts of any bonuses to be received by such recipients and the timing of such payments.

(h)           Subject to the occurrence of the Effective Time of the Merger, the Seller Bank Employee Stock Ownership Plan (the “ESOP”) shall be terminated and all shares which have been allocated to participant accounts and held by the ESOP shall be converted into the right to receive the Merger Consideration.  All shares held by the ESOP which are unallocated as of the Effective Time of the Merger shall be converted into the right to receive the Cash Consideration.  Any outstanding ESOP indebtedness shall be repaid from the Cash Consideration received in exchange for the unallocated ESOP assets to the extent possible, and the balance remaining in the ESOP suspense account after repayment of the ESOP indebtedness, if any, shall be allocated as earnings of the ESOP to participants in accordance with the terms of the ESOP.  Upon the termination of the ESOP, all ESOP participants shall fully vest and have a nonforfeitable interest in their accounts under the ESOP determined in accordance with the terms of the ESOP.  From and after the date of this Agreement, in anticipation of such termination and distribution, Seller and its representatives before the Effective Time of the Merger, and Buyer and its representatives after the Effective Time of the Merger, shall use their best efforts to apply for and to obtain a favorable determination letter from the IRS on the tax-qualified status of the ESOP under Code Section 401(a) (the “Final Determination Letter”). As soon as practicable after the receipt of the favorable Final Determination Letter, distributions of the benefits under the ESOP shall be made to the ESOP participants.  If Seller and its representatives, before the Effective Time of the Merger, and Buyer and its representatives after the Effective Time of the Merger, reasonably determine that the ESOP cannot obtain a favorable Final Determination Letter, or that the amounts held therein cannot be applied, allocated or distributed as described above without causing the ESOP to lose its tax-qualified status, Seller before the Effective Time of the Merger, and Buyer after the Effective Time of the Merger, shall take such action as they may reasonably determine with respect to the distribution of benefits to the ESOP participants, provided that the assets of the ESOP shall be held or paid only for the benefit of the ESOP participants, as determined as of the Effective Time of the Merger, and provided further that in no event shall any portion of the amounts held in the ESOP revert, directly or indirectly, to Seller or to Buyer or any Affiliate thereof.

(i)           No payment of benefits shall be made by the Seller or the Buyer in accordance with the Seller Bank’s Directors Consultation and Retirement Plan except in compliance with the Golden Parachute Payments Regulations. No benefits obligations under such plan shall include any acceleration of benefits vesting or increase in the financial reporting expense accruals as a result of the Merger.  Within 30 days of the date hereof, Seller shall make a filing with the FDIC and/or the OCC relating to such plan being exempt from the Golden Parachute Regulations by virtue of being a bona fide deferred compensation plan or arrangement and requesting non-objection to payment of the vested accrued liability thereunder computed in accordance with GAAP immediately prior to the Effective Time of the Merger.  Notwithstanding the foregoing, in no event shall benefits payable in accordance with such plan exceed the individual or aggregate benefits set forth at Schedule 6.3(i).

(j)           The Directors’ Change in Control Severance Plan shall be terminated by Seller and the Seller Subsidiaries no later than five business days prior to the Closing and no payments shall be due or payable thereunder with respect to the Merger.

(k)           Seller shall use its best efforts to deliver executed Option Cancellation and Release Agreements from all holders of Seller Options at or prior to the Closing.

Section 6.4   Indemnification.

(a)           For a period of six (6) years after the Effective Time of the Merger, Buyer shall indemnify, defend and hold harmless each person entitled to indemnification from Seller and/or Seller Bank (each an “Indemnified Party”) against all liability arising out of actions or omissions occurring at or prior to the Effective Time of the Merger (including, without limitation, transactions contemplated by this Agreement) to the fullest extent which Seller and/or Seller Bank would have been permitted under any applicable law and its Certificate of Incorporation, Charter and Bylaws (and Buyer shall also advance expenses, including, but not limited to, fees and disbursements of legal counsel as incurred).

(b)           After the Effective Time of the Merger, directors, officers and employees of Seller and Seller Bank, except for the indemnification rights provided for in Section 6.4(a) above, shall have indemnification rights having prospective application only.  These prospective indemnification rights shall consist of such rights to which directors, officers and employees of Buyer and the Buyer Subsidiaries would be entitled under the Articles of Incorporation and Bylaws of Buyer or the particular subsidiary for which they are serving as officers, directors or employees and under such directors’ and officers’ liability insurance policy as Buyer or its subsidiaries may then make available to officers, directors and employees of Buyer and its subsidiaries.

(c)           Buyer shall use its best efforts (and Seller shall cooperate prior to the Effective Time of the Merger) to maintain in effect for a period of three (3) years after the Effective Time of the Merger, Seller’s existing directors’ and officers’ liability insurance policy (provided that Buyer may substitute therefor (i) policies with comparable coverage and amounts containing terms and conditions which are substantially no less advantageous or (ii) with the consent of Seller (given prior to the Effective Time of the Merger) any other policy with respect to claims arising from facts or events which occurred prior to the Effective Time of the Merger and covering persons who are currently covered by such insurance) provided, that Buyer shall not be obligated to make premium payments for such three (3) year period in respect of such policy (or coverage replacing such policy) which exceed, for the portion related to Seller’s directors and officers, 150% of the annual premium payments on Seller’s current policy, as in effect as of the date of this Agreement (the “Maximum Amount”).  If the amount of premium that is necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, Buyer shall use its reasonable efforts to maintain the most advantageous policies of director’s and officer’s liability insurance obtainable for a premium equal to the Maximum Amount.

Section 6.5   Transaction Expenses of Seller.

(a)           Schedule 6.5(a) contains Seller’s estimated budget of transaction-related expenses reasonably anticipated to be payable by Seller in connection with this Agreement and the transactions contemplated thereunder, including any payments to be made in accordance with any employment agreements or bonus arrangements between any officer and Seller to be made before or after the Effective Time of the Merger, based on facts and circumstances then currently known, the fees and expenses of counsel, accountants, investment bankers and other professionals relating to this Agreement and the transactions contemplated herein.  Seller shall use its best efforts to maintain expenses within the budget.

(b)           Promptly after the execution of this Agreement, Seller shall ask all of its attorneys and other professionals to render current and correct invoices for all unbilled time and disbursements within thirty (30) days relating to this Agreement and the transactions contemplated herein.  Seller shall review these invoices and track such expenses against the budget referenced above, and Seller shall advise Buyer of such matters.

(c)           Seller shall cause its professionals to render monthly invoices within thirty (30) days after the end of each month.  Seller shall advise Buyer monthly of such invoices for professional services, disbursements and reimbursable expenses which Seller has incurred in connection with this Agreement, and Seller shall track such expenses against the budget referenced above.

(d)           Not later than two business days prior to the Closing Date, Seller shall provide Buyer with an accounting of all transaction related expenses incurred by it through the Closing Date, including a good faith estimate of such expenses incurred or to be incurred through the Closing Date but as to which invoices have not yet been submitted or payments have not been made.  Seller shall detail any variance of such transaction expenses to the budget set forth in Seller Schedule 6.5(a).

Section 6.6   Press Releases.  Buyer and Seller agree that they will not issue any press release or other public disclosure related to this Agreement or the transactions contemplated hereby, without first consulting with the other Party as to the form and substance of such disclosures which may relate to the transactions contemplated by this Agreement, provided, however, that nothing contained herein shall prohibit either Party, following notification to the other Party, from making any disclosure which is required by law or regulation.

Section 6.7   Prior Notice and Approval Before Payments To Be Made.  No payments shall be made by Seller or Seller Bank to any director, officer or employee in accordance with any agreement, contract, plan or arrangement (including, but not limited to any employment agreement, severance arrangement, stock option, deferred compensation plan, bonus, vacation or leave plan or other compensation or benefits program), including payments upon the termination of such agreement, contract, plan or arrangement or upon the termination of employment or service of such recipient with Seller or Seller Bank, except to the extent that such intended payments (i) have been set forth in the Seller Schedules furnished to Buyer at the date of this Agreement, (ii) are made with prior written notice to Buyer of such intended payment, (iii) are made contemporaneous with the delivery of a written acknowledgement and release executed by the recipient and Seller or Seller Bank reasonably satisfactory to Buyer in form and substance relating to such payment, (iv) are subject to a written non-objection under, or exemption from, the Golden Parachute Payments Regulations that has been obtained and is reasonably satisfactory, and furnished, to the Buyer, and (v) do not exceed the deductibility limitations under Section 162(m) of the Code, and/or are not excess parachute payments under Section 280G of the Code. Prior to Seller or Seller Bank making any such payments to any officer or director (or former officer or former director), Seller, with the assistance of its tax accountants, shall determine that no such payments, if made, shall constitute an “excess parachute payment” in accordance with Section 280G of the Code, that such payment shall not exceed the deductibility limitations under Section 162(m) of the Code and Seller and Seller Bank shall furnish Buyer with a detailed schedule and documentation related to such determination at least two business days prior to making any such payments.

Section 6.8   Notification of Certain Matters.  Each Party shall give prompt notice to the others of (a) any event, condition, change, occurrence, act or omission which causes any of its representations hereunder to cease to be true in all material respects (or, with respect to any such representation which is qualified as to materiality, causes such representation to cease to be true in all respects); and (b) any event, condition, change, occurrence, act or omission which individually or in the aggregate has, or which, so far as reasonably can be foreseen at the time of its occurrence, is reasonably likely to have, a Material Adverse Effect on such Party. Each of Seller and Buyer shall give prompt notice to the other Party of any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement.

Section 6.9   Disclosure Supplements.  From time to time prior to the Effective Time of the Merger, each Party will promptly supplement or amend their respective Schedules delivered in connection herewith with respect to any matter hereafter arising that, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Schedules or that is necessary to correct any information in such Schedules that has been rendered materially inaccurate thereby.  No supplement or amendment to such Schedules shall have any effect for the purpose of determining satisfaction of the conditions set forth in Articles 8 and 9 and shall be for informational purposes only.

Section 6.10   Board of Directors.  As soon as practicable after the Effective Time of the Merger, the Board of Directors of Buyer Bank will be increased by one member with the new directorship to be filled by John Ferry or, if he is not able or willing to serve, such other individual selected by the Board of Directors of Buyer.

Section 6.11   Tax Representation Letters/Tax Treatment.  Officers of Seller and Buyer shall execute and deliver to Spidi & Fisch, PC, special counsel to Buyer, and to Silver, Freedman & Taff, LLP, special counsel to Seller, tax representation letters in the form agreed to by such law firms at such time or times as may be reasonably requested by such law firms including in connection with the filing of the Form S-4 and counsels’ delivery of the tax opinions required by Section 7.6 hereto.  None of the parties hereto will take any action that could prevent the Merger or the Bank Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

ARTICLE 7

MUTUAL CONDITIONS TO CLOSING

The obligations of Buyer, on the one hand, and Seller, on the other hand, to consummate the transactions provided for herein shall be subject to the satisfaction of the following conditions, unless waived as hereinafter provided for:

Section 7.1   Shareholder Approval.  The Merger shall have been approved by the requisite vote of the shareholders of Seller.

Section 7.2   Regulatory Approvals.  All necessary Consents of the Regulatory Authorities shall have been obtained and shall remain in full force and effect and all notice and waiting periods required by law or the terms of any Consent to pass after receipt of such Consents shall have passed, and all conditions to consummation of the Merger set forth in such Consents shall have been satisfied.

Section 7.3   Litigation.  There shall be no pending causes of action, investigations or proceedings (i) challenging the validity or legality of this Agreement or the consummation of the transactions contemplated by this Agreement, or (ii) seeking damages in connection with the transactions contemplated by this Agreement, or (iii) seeking to restrain or invalidate the transactions contemplated by this Agreement.  No judgment, order, injunction or decree (whether temporary, preliminary or permanent) issued by any court or agency of competent jurisdiction or other legal restraints or prohibition preventing the consummation of Merger or any of the other transactions contemplated by this Agreement shall be in effect.  No statute, rule, regulation, order, injunction or decree (whether temporary, preliminary or permanent) shall have been enacted, entered, promulgated or enforced by any Regulatory Authority that prohibits, restricts, or makes illegal the consummation of the Merger.

Section 7.4   Registration Statement.  The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and be in effect and no proceedings for that purpose shall have been initiated by the SEC and not withdrawn and Buyer shall have received all required approvals of state securities or “blue sky” authorities.

Section 7.5   Listing.  The shares of Buyer Common Stock to be issued in the Merger shall have been approved for listing on the NASDAQ, subject to official notice of issuance.

Section 7.6   Tax Opinions. Buyer and Seller shall have received opinions of Spidi & Fisch, PC and Silver, Freedman & Taff, LLP, respectively, dated as of the date of filing of the Form S-4 and as of the Closing Date, in form and substance customary in transactions of the type contemplated hereby, and reasonably satisfactory to Seller and Buyer, as the case may be, substantially to the effect that on the basis of the facts, representations and assumptions set forth in such opinions which are consistent with the state of facts existing at the Effective Time of the Merger, (i) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and (ii) Buyer and Seller will each be a party to that reorganization within the meaning of Section 368(b) of the Code. Such opinions may rely on and require, in addition to the review of such matters of fact and law as counsel considers appropriate, representations contained in certificates of officers of Buyer and Seller reasonably satisfactory in form and substance as request by such counsel.

ARTICLE 8

CONDITIONS TO THE OBLIGATIONS OF BUYER

The obligation of Buyer to consummate the Merger is subject to the fulfillment of each of the following conditions, unless waived as hereinafter provided for:

Section 8.1   Representations and Warranties.  The representations and warranties of Seller and Seller Bank contained in this Agreement or in any certificate or document delivered pursuant to the provisions hereof will be true and correct, in all material respects (or where any statement in a representation or warranty expressly contains a standard of materiality, such statement shall be true and correct in all respects taking into consideration the standard of materiality contained therein), as of the Effective Time of the Merger (as though made on and as of the Effective Time of the Merger), except to the extent such representations and warranties are by their express provisions made as of a specified date and except for changes therein contemplated by this Agreement unless the failure of such representations and warranties to be true and correct (other than (i) the representations and warranties contained in Sections 3.2(a) and 3.9(b) which shall be true in all respects, and (ii) the representations and warranties contained in Section 3.6(a) which shall be true in all material respects) either individually or in the aggregate and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations and warranties, will not have or is not reasonably likely to have a Material Adverse Effect on Seller and the Seller Subsidiaries taken as a whole.

Section 8.2   Performance of Obligations.  Seller and Seller Bank shall have performed all covenants, obligations and agreements required to be performed by it in all material respects under this Agreement at or prior to the Effective Time of the Merger.

Section 8.3   Certificate Representing Satisfaction of Conditions.  Seller shall have delivered to Buyer a certificate of the Chief Executive Officer and Chief Financial Officer of Seller and Seller Bank dated as of the Closing Date as to the satisfaction of the matters described in Section 8.1 and Section 8.2 hereof, and such certificate shall be deemed to constitute additional representations, warranties, covenants, and agreements of Seller under Article 3 of this Agreement.

Section 8.4   Absence of Adverse Facts.  No fact, event or condition exists or has occurred (regardless of whether or not such events or changes are inconsistent with the representations and warranties given herein) with respect to Seller and or Seller Subsidiaries that would have a Material Adverse Effect on Seller or any of the Seller Subsidiaries or the consummation of the transactions contemplated by this Agreement.

Section 8.5   Consents Under Agreements.  Seller shall have obtained the consent or approval of each Person (other than the Consents of the Regulatory Authorities) whose consent or approval shall be required to consummate the transactions contemplated by this Agreement or in order to permit the succession by the Surviving Corporation to any obligation, right or interest of Seller under any loan or credit agreement, note, mortgage, indenture, lease, license, or other agreement or instrument, except those for which failure to obtain such consents and approvals would not in the good faith opinion of Buyer, individually or in the aggregate, have a Material Adverse Effect on the Surviving Corporation or upon the consummation of the transactions contemplated by this Agreement.

Section 8.6   Material Condition.  There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger by any Regulatory Authority which, in connection with the grant of any Consent by any Regulatory Authority, imposes, in the judgment of Buyer, any non-standard condition that imposes a material adverse requirement upon Buyer or any Buyer subsidiary, including, without limitation, any requirement that Buyer sell or dispose of any significant amount of the assets of Seller or any Seller Subsidiary.

Section 8.7   Certification of Claims.  Seller shall have delivered a certificate to Buyer that other than as set forth in such certificate, Seller is not aware of any pending or threatened claim under the directors’ and officers’ insurance policy or the fidelity bond coverage of Seller.

Section 8.8   Nonperforming Assets.  Seller shall not have total non-performing assets (defined as non-accrual loans, accruing troubled debt restructurings (“TDRs”), loans past due 90 days or more and still accruing, and other real estate owned) exceeding $3.75 million as of the Measurement Date or have net charge-offs during the period from the date of this Agreement to the Effective Time of the Merger exceeding an aggregate of $1,000,000; provided that those TDRs set forth on Schedule 8.8 hereof which are still performing under the terms of the TDRs’ forbearance agreement as of the Measurement Date shall be excluded from the definition of non-performing assets hereunder.

Section 8.9   Adjusted Stockholders’ Equity.  Adjusted Stockholders’ Equity shall be not less than $15,250,000 as of the Effective Time of the Merger.

Section 8.10    Transition Period Retention Agreement.  Janice Summers shall, if she is living, execute and deliver the Transition Period Retention Agreement to the Buyer.

ARTICLE 9

CONDITIONS TO OBLIGATIONS OF SELLER

The obligation of Seller to consummate the Merger as contemplated herein is subject to each of the following conditions, unless waived as hereinafter provided for:

Section 9.1   Representations and Warranties.  The representations and warranties of Buyer and Buyer Bank contained in this Agreement or in any certificate or document delivered pursuant to the provisions hereof will be true and correct, in all material respects (or where any statement in a representation or warranty expressly contains a standard of materiality, such statement shall be true and correct in all respects taking into consideration the standard of materiality contained therein), as of the Effective Time of the Merger (as though made on and as of the Effective Time of the Merger), except to the extent such representations and warranties are by their express provisions made as of a specified date and except for changes therein contemplated by this Agreement unless the failure of such representations and warranties to be true and correct (other than the representations and warranties contained in Section 4.2(a) which shall be true and correct in all material respects and the representations and warranties contained in Section 4.6 which shall be true and correct in all respects) either individually or in the aggregate and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations and warranties, will not have or is not reasonably likely to have a Material Adverse Effect on Buyer and its subsidiaries taken as a whole.

Section 9.2   Performance of Obligations.  Buyer and Buyer Bank shall have performed in all material respects all covenants, obligations and agreements required to be performed by them and under this Agreement at or prior to the Effective Time of the Merger.

Section 9.3   Certificate Representing Satisfaction of Conditions.  Buyer shall have delivered to Seller a certificate executed on behalf of Buyer by its Chief Executive Officer and Chief Financial Officer dated as of the Effective Time of the Merger as to the satisfaction of the matters described in Section 9.1 and Section 9.2 hereof, and such certificate shall be deemed to constitute additional representations, warranties, covenants, and agreements of Buyer under Article 4 of this Agreement.

ARTICLE 10

TERMINATION, WAIVER AND AMENDMENT

Section 10.1   Termination.

This Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time of the Merger:

(a)           by the mutual consent in writing of the Boards of Directors of Buyer and Seller; or

(b)           by the Board of Directors of Buyer or Seller if the Merger shall not have occurred on or prior to September 30, 2013, provided that the failure to consummate the Merger on or before such date is not caused by any breach of any of the representations, warranties, covenants or other agreements contained herein by the Party electing to terminate pursuant to this Section 10.1(b); or

(c)           by the Board of Directors of Buyer or Seller (provided that the terminating Party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in Section 8.1 of this Agreement in the case of Seller and Section 9.1 of this Agreement in the case of Buyer or in breach of any covenant or agreement contained in this Agreement) in the event of an inaccuracy of any representation or warranty of the other Party contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such inaccuracy and which inaccuracy would provide the terminating Party the ability to refuse to consummate the Merger under the applicable standard set forth in Section 8.1 of this Agreement in the case of Seller and Section 9.1 of this Agreement in the case of Buyer; or

(d)           by the Board of Directors of Buyer or Seller (provided that the terminating Party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in Section 8.1 of this Agreement in the case of Seller and Section 9.1 of this Agreement in the case of Buyer or in breach of any covenant or other agreement contained in this Agreement) in the event of a material breach by the other Party of any covenant or agreement contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such breach; or

(e)           by the Board of Directors of Buyer or Seller in the event (i) any Consent of any Regulatory Authority required for consummation of the Merger and the other transactions contemplated hereby shall have been denied by final nonappealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal, or (ii) the shareholders of Seller fail to vote to approve this Agreement and the Merger and the transactions contemplated hereby as required by applicable law at the Seller Shareholders’ Meeting where the transactions were presented to Seller’s shareholders for approval and voted upon, provided, however, that Seller will only be entitled to terminate this Agreement pursuant to this clause if it has complied in all material respects with its obligations under Section 5.5; or

(f)           by the Board of Directors of Buyer or Seller (provided that the terminating Party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in Section 8.1 of this Agreement in this case of Seller and Section 9.1 of this Agreement in the case of Buyer or in breach of any covenant or agreement contained in this Agreement) upon delivery of written notice of termination at the time that it is determined that any of the conditions precedent to the obligations of such Party to consummate the Merger (other than as contemplated by Section 10.1(e) of this Agreement) cannot be satisfied or fulfilled by the date specified in Section 10.1(b) of this Agreement; or

(g)           by the Board of Directors of Buyer, (i) if Seller fails to hold the Seller Shareholders’ Meeting to vote on the Agreement within the time frame set forth in Section 5.4 hereof, or (ii) if Seller’s Board of Directors either (A) fails to recommend, or fails to continue its recommendation, that the shareholders of Seller vote in favor of the adoption of this Agreement, or (B) modifies, withdraws or changes in any manner adverse to Buyer its recommendation that the shareholders of Seller vote in favor of the adoption of this Agreement or publicly discloses its intent to do so; or

(h)           by the Board of Directors of Seller prior to obtaining shareholder approval of the Merger, in the event that, after it has received a Superior Proposal in compliance with Section 5.5 hereof and otherwise complied with its obligations under Section 5.5, the Board makes the determination in good faith after receipt of the advice of legal counsel that such action of accepting such Superior Proposal is required in order for the Board to comply with its fiduciary duties under applicable law, and, provided that Seller is not in breach of the provisions of this Agreement, including, but not limited to Section 5.5 hereof, in the exercise of its fiduciary duty, to terminate this Agreement and accept a Superior Proposal (as defined in Section 5.5) provided, however, that this Agreement may be terminated by Seller pursuant to this Section 10.1(h) only after the fourth calendar day following Buyer’s receipt of written notice from Seller advising Buyer that Seller is prepared to enter into an acquisition agreement with respect to such Superior Proposal, and only if, (i) during such four-calendar day period, Seller has caused its financial and legal advisors to negotiate with Buyer in good faith (to the extent Buyer is willing to do so) to make such adjustments in the terms and conditions of this Agreement such that that such Superior Proposal would no longer constitute a Superior Proposal, (ii) Seller’s Board of

Directors has considered such adjustments in the terms and conditions of this Agreement resulting from such negotiations and has concluded in good faith, based upon consultation with legal and financial advisors that such Superior Proposal remains a Superior Proposal even after giving effect to the adjustments proposed by Buyer, and (iii) Seller has paid the Termination Fee set forth in Section 10.2; or

(i)           by the Board of Directors of Seller, if the Seller Board of Directors so determines by a majority vote of the members of the entire Seller Board of Directors, at any time during the five-day period commencing on the Determination Date (as defined herein), such termination to be effective on the 30th day following such Determination Date, if and only if both of the following conditions are satisfied:

(1)        the Buyer Market Value (as defined herein) on the Determination Date is less than 85% of the Initial Buyer Market Value (as defined herein); and

(2)        the number obtained by dividing the Buyer Market Value on the Determination Date by the Initial Buyer Market Value shall be less than the number obtained by dividing (x) the Final Index Price by (y) the Initial Index Price minus 0.15;

subject, however, to the following three sentences.  If Seller elects to exercise its termination right pursuant to this Section 10.1(i), it shall give prompt written notice thereof to Buyer.  During the five business day period commencing with its receipt of such notice, Buyer shall have the option, at its sole discretion, of paying additional Merger Consideration by increasing the Stock Consideration to equal the lesser of:  (A) the quotient the numerator of which is equal to the product of the Initial Buyer Market Value, the Exchange Ratio (as then in effect), and the Index Ratio minus 0.15, and the denominator of which is the Buyer Market Value on the Determination Date or (B) the quotient obtained by dividing the Initial Buyer Market Value by the Buyer Market Value on the Determination Date and multiplying the quotient by the product of the Stock Consideration (as then in effect) and 0.85.  If within such five business day period, Buyer delivers written notice to Seller that it intends to proceed with the Merger by paying such additional consideration as contemplated by the preceding sentence, then no termination shall have occurred pursuant to this Section 10.1(i), and this Agreement shall remain in full force and effect in accordance with its terms (except that the Stock Consideration shall have been so modified).

For purposes of this Section 10.1(i) only, the following terms shall have the meanings indicated below:

“Determination Date” means the first date on which all Consents of Regulatory Authorities (and waivers, if applicable) necessary for consummation of the Merger and the Bank Merger have been received (disregarding any waiting period).

“Index” means the NASDAQ Bank Index or, if such Index is not available, such substitute or similar index as substantially replicates the NASDAQ Bank Index.

“Index Ratio” means the quotient obtained by dividing the Final Index Price divided by the Initial Index Price.

“Initial Buyer Market Value” means $23.87, adjusted as indicated in the last sentence of this Section 10.1(i).

“Initial Index Price” means the closing value of the Index as of December 14, 2012.

“Final Index Price” means the average of the daily closing values of the Index for the twenty consecutive trading days immediately preceding the Determination Date.

“Buyer Market Value” means, as of any specified date, the average of the daily closing sales prices of a share of Buyer Common Stock as reported on the Nasdaq Stock Market for the twenty consecutive trading days immediately preceding such specified date.

If Buyer or any company belonging to the Index declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date, the prices for the common stock of such company shall be appropriately adjusted for the purposes of applying this Section 10.1(i).

Section 10.2   Effect of Termination; Termination Fee.

(a)           In the event of the termination and abandonment of this Agreement pursuant to Section 10.1, this Agreement shall terminate and have no effect, except as otherwise provided herein and except that the provisions of this Section 10.2, Section 10.5 and Article 11 of this Agreement shall survive any such termination and abandonment.

(b)           If, after the date of this Agreement, Buyer terminates this Agreement in accordance with Section 10.1(g) or Seller terminates this Agreement pursuant to Section 10.1(h), Seller shall be obligated to pay Buyer a fee of $650,000 as an agreed-upon termination fee in immediately available funds within one (1) business day of such termination (the “Termination Fee”).  In addition, if, after a proposal for an Acquisition Transaction has been publicly announced by any person or entity, Buyer terminates this Agreement pursuant to Section 10.1(e)(ii), Seller shall be obligated to pay Buyer a fee of $275,000 in immediately available funds within one business day of such notice of termination as reimbursement for its time and expenses associated with negotiating this Agreement, and if an Acquisition Transaction is consummated or a definitive agreement is entered into by Seller relating to an Acquisition Transaction, in either case, within fifteen (15) months of the termination of this Agreement pursuant to Section 10.1(e)(ii), Seller shall be obligated to pay Buyer the Termination Fee, less any amounts previously paid at the time this Agreement was terminated.

(c)           Seller and Buyer agree that the Termination Fee is fair and reasonable in the circumstances.  If a court of competent jurisdiction shall nonetheless, by a final, nonappealable judgment, determine that the amount of any such Termination Fee exceeds the maximum amount permitted by law, then the amount of such Termination Fee shall be reduced to the maximum amount permitted by law in the circumstances, as determined by such court of competent jurisdiction.

(d)           Except as otherwise provided in Section 10.5, the Termination Fee shall be Buyer and Buyer Bank’s sole and exclusive remedy and relief against Seller and Seller Bank.

Section 10.3   Amendments.  To the extent permitted by law, this Agreement may be amended by a subsequent writing signed by each of Buyer, Buyer Bank, Seller and Seller Bank.

Section 10.4   Waivers.  Subject to Section 11.11 hereof, prior to or at the Effective Time of the Merger, Buyer, on the one hand, and Seller, on the other hand, shall have the right to waive any default in the performance of any term of this Agreement by the other, to waive or extend the time for the compliance or fulfillment by the other of any and all of the other’s obligations under this Agreement and to waive any or all of the conditions to its obligations under this Agreement, except any condition, which, if not satisfied, would result in the violation of any law or any applicable governmental regulation.

Section 10.5   Non-Survival of Representations, Warranties and Covenants.

(a)           The representations, warranties, covenants or agreements in this Agreement or in any instrument delivered by Buyer or Seller shall not survive the Effective Time of Merger, except that Section 5.3(b), Section 6.3, Section 6.4 and Section 10.2 shall survive the Effective Time of the Merger, and any representation, warranty or agreement in any agreement, contract, report, opinion, undertaking or other document or instrument delivered hereunder in whole or in part by any person other than Buyer or Seller (or directors and officers thereof in their capacities as such) shall survive the Effective Time of Merger; provided that no representation or warranty of Buyer or Seller contained herein shall be deemed to be terminated or extinguished so as to deprive Buyer, on the one hand, and Seller, on the other hand, of any defense at law or in equity which any of them otherwise would have to any claim against them by any person, including, without limitation, any shareholder or former shareholder of either Party.  No representation or warranty in this Agreement shall be affected or deemed waived by reason of the fact that Buyer or Seller and/or its representatives knew or should have known that any such representation or warranty was, is, might be or might have been inaccurate in any respect.

(b)           Except as provide in Section 10.2, if this Agreement is terminated pursuant to Section 10.1, no Party shall be entitled to any relief from any other Party, except where this Agreement is terminated due to a willful and material breach, in which case the non-breaching Parties shall be entitled to all remedies available at law or in equity against the breaching Parties.

(c)           The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms.  It is accordingly agreed that the Parties shall be entitled to specific performance of the terms hereof, without the necessity of demonstrating irreparable harm or posting of any bond or security, in addition to any other remedies to which they are entitled at law or equity.  Time is of the essence for performance of the agreements, covenants and obligations of the Parties hereto.

ARTICLE 11

MISCELLANEOUS

Section 11.1   Definitions.  Except as otherwise provided herein, the capitalized terms set forth below (in their singular and plural forms as applicable) shall have the following meanings:

“Affiliate” of a person shall mean (i) any other person directly or indirectly through one or more intermediaries controlling, controlled by or under common control of such person, (ii) any officer, director, partner, employer or direct or indirect beneficial owner of any 10% or greater equity or voting interest of such person or (iii) any other persons for which a person described in clause (ii) acts in any such capacity.

“Consent” shall mean a consent, approval or authorization, waiver, clearance, exemption or similar affirmation by any person pursuant to any lease, contract, permit, law, regulation or order.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Environmental Law” means any federal, state or local law, common law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, opinion, agency requirement or injunction relating to (i) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), (ii) the handling, exposure to, use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release, threatened release, exposure to or disposal of any Hazardous Material, or (iii) noise, odor, wetlands, indoor air, pollution, contamination or any injury or threat of injury to persons or property involving any Hazardous Material.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean, with respect to any Person, any other Person that, together with such Person, would be treated as a single employer under Section 414 of the Code or Section 4001 of ERISA.

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.

“Hazardous Material” means any substance (whether solid, liquid or gas) in any concentration that is: (1) listed, classified or regulated pursuant to any Environmental Law; (2) any petroleum or coal product or by-product, friable asbestos-containing material, urea formaldehyde foam insulation, lead-containing paint, polychlorinated biphenyls, microbial matter which emits mycotoxins that are harmful to human health, radioactive materials or radon; or (3) any other substance that may be the subject of regulatory action by any governmental authority or a source of liability pursuant to any Environmental Law.

“Knowledge” as used with respect to a Party (including references to such Party being aware of a particular matter) shall mean those facts that are known by the executive officers and directors of such Party and its subsidiaries and includes any facts, matters or circumstances set forth in any written notice from any bank regulatory agencies or any other material written notice received by that Party or its subsidiaries.

“Loan Property” means any property in which Seller or any of the Seller Subsidiaries holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“Material Adverse Effect,” with respect to any Party, shall mean any event, change or occurrence which, together with any other event, change or occurrence, has a material adverse impact on (i) the financial position, business or results of operation, financial performance or prospects of such Party and their respective subsidiaries, if any, taken as a whole, or (ii) the ability of such Party to perform its obligations under this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement; provided, however, that “Material Adverse Effect” shall not be deemed to include changes, effects, events, occurrences or state of facts relating to (with respect to (B), (C) and (D), to the extent the effect of a change on such Party is not substantially disproportionate to the effect on comparable U.S. banking organizations) (A) the direct effects of complying with the terms of this Agreement including the effect of incurring and paying reasonable expenses in connection with negotiating, entering into, performing and consummating the transactions contemplated by this Agreement, (B) changes in applicable laws or the interpretation thereof after the date hereof and the taking of action in compliance therewith, (C) changes in GAAP or the interpretation thereof after the date hereof, (D) changes in the economy or financial markets, including changes in market interest rates, and (E) any action taken by Buyer or Seller at the written request of the other.

 “Participation Facility” means any facility in which Seller or any subsidiary has engaged in Participation in the Management of such facility, and, where required by the context, includes the owner or operator of such facility, but only with respect to such facility.

“Participation in the Management” of a facility has the meaning set forth in 40 C.F.R.  § 300.1100(c).

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization or other entity.

“Regulatory Authorities” shall mean, collectively, the Federal Trade Commission, the United States Department of Justice, the Federal Reserve, the OCC, the Pennsylvania Department of Banking and all other state regulatory agencies having jurisdiction over the Parties, the Financial Institution Regulatory Authority, all national securities exchanges and the SEC.

Section 11.2   Entire Agreement.  This Agreement and the documents referred to herein contain the entire agreement among Buyer, Buyer Bank, Seller and Seller Bank with respect to the transactions contemplated hereunder and this Agreement supersedes all prior arrangements or understandings with respect thereto, whether written or oral with the exception of the Confidentiality Agreement dated June 5, 2012 between Buyer and Seller which will survive the execution and delivery of this Agreement.  The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the Parties hereto and their respective permitted successors.  Except as expressly set forth in Sections 6.3 and 6.4 of this Agreement, nothing in this Agreement, expressed or implied, is intended to confer upon any Person, other than the Parties hereto and their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

Section 11.3   Notices.  All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally, sent by a nationally recognized overnight delivery service or sent by first class or registered or certified mail, postage prepaid, telegram or telex or other facsimile transmission addressed as follows:

If to Seller:

Roebling Financial Corp, Inc.
Route 130 South and Delaware Avenue
Roebling, New Jersey  08554
Attention:  Scott Horner
Fax Number: (609) 518-5490

If to Buyer, then to:

TF Financial Corporation
3 Penns Trail
Newtown, Pennsylvania  18940
Attention:  Kent Lufkin, President and CEO
Fax Number:  (215) 579-4848

With a copy to:

Spidi & Fisch, PC
1227 25th Street, NW
Suite 200 West
Washington, DC  20037
Attention:  John J. Spidi, Esq.
Fax Number:  (202) 434-4661

All such notices or other communications shall be deemed to have been delivered (i) upon receipt when delivery is made by hand, (ii) on the business day after being deposited with a nationally recognized overnight delivery service, (iii) on the third (3rd) business day after deposit in the United States mail when delivery is made by first class, registered or certified mail, and (iv) upon transmission when made by facsimile transmission if evidenced by a sender transmission completed confirmation.

Section 11.4   Severability.  If any term, provision, covenant or restriction contained in this Agreement is held by a court of competent jurisdiction or other competent authority to be invalid, void or unenforceable or against public or regulatory policy, the remainder of the terms, provisions, covenants and restrictions contained in this Agreement shall remain in full force and effect and in no way shall be affected, impaired or invalidated, if, but only if, pursuant to such remaining terms, provisions, covenants and restrictions the Merger may be consummated in substantially the same manner as set forth in this Agreement as of the later of the date this Agreement was executed or last amended.  Upon such a determination, the parties hereto will negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties hereto.

Section 11.5   Costs and Expenses.  Except as otherwise set forth herein, expenses incurred by Seller on the one hand and Buyer on the other hand, in connection with or related to the authorization, preparation and execution of this Agreement, the solicitation of shareholder approval and all other matters related to the closing of the transactions contemplated hereby, including all fees and expenses of agents, representatives, counsel and accountants employed by either such Party or its Affiliates, shall be borne solely and entirely by the Party which has incurred same.

Section 11.6   Captions.  The captions as to contents of particular articles, sections or paragraphs contained in this Agreement and the table of contents hereto are inserted only for convenience and are not to be construed as part of this Agreement or as a limitation on the scope of the particular articles, sections or paragraphs to which they refer.

Section 11.7   Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same document with the same force and effect as though all Parties had executed the same document.  A facsimile or other electronic copy of a signature page shall be deemed to be an original signature page.

Section 11.8   Persons Bound; No Assignment.  This Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective successors, distributees, and assigns, but notwithstanding the foregoing, this Agreement may not be assigned by any Party hereto unless the prior written consent of the other Parties is first obtained (other than by Buyer to a subsidiary of Buyer; provided that Buyer remains primarily liable for all of its obligations under the Agreement).

Section 11.9   Governing Law.  This Agreement is made and shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania (without respect to its conflicts of laws principles) except to the extent federal law may apply.

Section 11.10   Exhibits and Schedules.  Each of the exhibits and schedules attached hereto is an integral part of this Agreement and shall be applicable as if set forth in full at the point in the Agreement where reference to it is made.

Section 11.11   Waiver.  The waiver by any Party of the performance of any agreement, covenant, condition or warranty contained herein shall not invalidate this Agreement, nor shall it be considered a waiver of any other agreement, covenant, condition or warranty contained in this Agreement.  A waiver by any Party of the time for performing any act shall not be deemed a waiver of the time for performing any other act or an act required to be performed at a later time.  The exercise of any remedy provided by law, equity or otherwise and the provisions in this

Agreement for any remedy shall not exclude any other remedy unless it is expressly excluded.  The waiver of any provision of this Agreement must be signed by the Party or Parties against whom enforcement of the waiver is sought.  This Agreement and any exhibit, memorandum or schedule hereto or delivered in connection herewith may be amended only by a writing signed on behalf of each Party hereto.

Section 11.12   Construction of Terms.  Whenever used in this Agreement, the singular number shall include the plural and the plural the singular.  Pronouns of one gender shall include all genders.  Accounting terms used and not otherwise defined in this Agreement have the meanings determined by, and all calculations with respect to accounting or financial matters unless otherwise provided for herein, shall be computed in accordance with generally accepted accounting principles, consistently applied.  References herein to articles, sections, paragraphs, subparagraphs or the like shall refer to the corresponding articles, sections, paragraphs, subparagraphs or the like of this Agreement.  The words “hereof”, “herein”, and terms of similar import shall refer to this entire Agreement.  Unless the context clearly requires otherwise, the use of the terms “including”, “included”, “such as”, or terms of similar meaning, shall not be construed to imply the exclusion of any other particular elements.  The recitals hereto constitute an integral part of this Agreement.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed and delivered, and their respective seals hereunto affixed, by their officers thereunto duly authorized, and have caused this Agreement to be dated as of the date and year first above written.

TF FINANCIAL CORPORATION

	By:	/s/ Kent C. Lufkin
Name: Kent C. Lufkin
ATTEST:		Title: President and Chief Executive Officer
/s/ Lorraine A. Wolf
Name: Lorraine A. Wolf
Its Secretary

3RD FED BANK

	By:	/s/ Kent C. Lufkin
Name: Kent C. Lufkin
ATTEST:		Title: President and Chief Executive Officer
/s/ Lorraine A. Wolf
Name: Lorraine A. Wolf
Its Secretary

ROEBLING FINANCIAL CORP, INC.

	By:	/s/ John J. Ferry
Name: John J. Ferry
ATTEST:		Title: Chairman
/s/ Joan K. Geary
Name: Joan K. Geary
Its Secretary

ROEBLING BANK

	By:	/s/ John J. Ferry
Name: John J. Ferry
ATTEST:		Title: Chairman
/s/ Joan K. Geary
Name: Joan K. Geary
Its Secretary

ANNEX B

December 17, 2012

Board of Directors
Roebling Financial Corp, Inc.
Roebling Bank
Route 130 South & Delaware Avenue
Roebling, NJ 08554

Dear Board Members:

You have requested our written opinion, as an independent financial advisor to Roebling Financial Corp, Inc. (“RBLG”) as to the fairness, from a financial point of view to RBLG and its stockholders, of the consideration as proposed in the Agreement and Plan of Merger by and among TF Financial Corporation (“THRD”) and RBLG (the “Agreement”), pursuant to which RBLG will merge with THRD and Roebling Bank will merge with 3rd Fed Bank.

Pursuant to the Agreement, RBLG stockholders shall receive 0.3640 shares of THRD’s stock or $8.60 per share in cash for each share of RBLG outstanding.  The consideration mix is 50% stock and 50% cash.  Each shareholder of RBLG can elect to receive stock, cash or some combination of stock and cash, subject to the overall consideration mix being 50% stock and 50% cash.  Based upon THRD’s closing price of $24.07 per share on December 13, 2012, the aggregate deal value is $14.6 million.

FinPro Capital Advisors, Inc. (“FCA”) provides valuation and merger advisory services to the bank and thrift industry, including appraisals and valuations of bank and thrift institutions and their securities in connection with mergers, acquisitions and other securities transactions.  FCA has knowledge of and experience with the Mid Atlantic bank and thrift market and financial institutions operating in this market.  RBLG’s Board chose FCA because of its expertise, experience and familiarity with the bank and thrift industry.

RBLG retained FCA to advise the Board of Directors of RBLG in connection with its merger and acquisition activities and FCA will be paid a fee for rendering its fairness opinion.  FCA acted as financial advisor to RBLG in connection with the merger and will receive total advisory fees equal to 1.0% of the Aggregate Sale Price or approximately $150 thousand, a large portion of which is contingent upon the consummation of the merger.  Additionally, RBLG has agreed to reimburse FCA for its out-of-pocket expenses and has agreed to indemnify FCA and certain related persons against certain liabilities possibly incurred in connection with the services performed.

FCA has never provided services to RBLG prior to the engagement referenced above and has never provided services to THRD.  FCA’s parent FinPro, Inc. has provided professional consulting services to RBLG.  The fees paid to FinPro, Inc. by RBLG for such services are not material relative to FinPro, Inc.’s annual gross revenues.  FinPro, Inc. has not provided provides professional services to THRD during the past two years.

In connection with its opinion, FCA reviewed and considered, among other things:
•	the Agreement and the exhibits thereto;
•	historic changes in the market for bank and thrift stocks;
•	both RBLG’s and THRD’s trading history;

20 Church Street ● P.O. Box 323 ● Liberty Corner, NJ 07938-0323 ● Tel: 908.604.9336 ● Fax: 908.604.5951 FinPro Capital Advisors, Inc. (Member FINRA/SIPC) is a wholly owned subsidiary of FinPro, Inc.

B-1

Fairness Opinion as December 17, 2012	Page: 2

•	the Agreement and the exhibits thereto;
•	historic changes in the market for bank and thrift stocks;
•	both RBLG’s and THRD’s trading history;
•	trends and changes in the financial condition and results from operations of RBLG and THRD;
•	Roebling Bank’s and 3rd Fed Bank’s 2012 CALL reports;
•	RBLG’s and THRD’s 2010 and 2011 annual reports;
•	RBLG’s and THRD’s current strategic plans;
•	RBLG’s and THRD’s 2011 and 2012 SEC filings; and
•	the written agreement between Roebling Bank and the Office of the Comptroller of the Currency.

We had discussions with the management of RBLG and THRD regarding their financial results and have analyzed the most current financial data available for RBLG and THRD.  We considered financial studies, analyses and investigations and economic and market information that we deemed relevant.  We also considered the potential pro forma financial impact of the acquisition.  In addition, we analyzed the trading values of RBLG and THRD relative to comparable financial institutions.

We considered certain financial data of RBLG and compared that data to other banks, thrifts and their holding companies that were recently merged or acquired.  Furthermore, we considered the financial terms of these business combinations involving these institutions and their holding companies.  We considered a range of potential investment values for RBLG’s shares on a present basis assuming the successful execution of its strategic plan.

FCA did not independently verify the financial data provided by or on behalf of RBLG or THRD, but instead relied upon and assumed the accuracy and completeness of the data provided.

FCA expresses no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the transaction relative to the consideration to be paid to RBLG shareholders in the transaction or with respect to the fairness of any such compensation.  The issuance of this opinion has been approved by our Fairness Opinion Committee.

In reaching our opinion, we took into consideration the financial benefits of the proposed transaction to RBLG stockholders.  Based on all factors deemed relevant and assuming the accuracy and completeness of the information and data provided by RBLG and THRD, it is FCA’s opinion, as of this date, that the merger consideration being offered by THRD is fair from a financial point of view to RBLG and its stockholders.

Respectfully Submitted,

FinPro Capital Advisors, Inc.
Liberty Corner, New Jersey

20 Church Street ● P.O. Box 323 ● Liberty Corner, NJ 07938-0323 ● Tel: 908.604.9336 ● Fax: 908.604.5951 FinPro Capital Advisors, Inc. (Member FINRA/SIPC) is a wholly owned subsidiary of FinPro, Inc.

B-2

ANNEX C

FORM OF SUPPORT AGREEMENT

SUPPORT AGREEMENT (this “Agreement”), dated as of December ___, 2012, by and between TF FINANCIAL CORPORATION, a Pennsylvania corporation (“Buyer”), ROEBLING FINANCIAL CORP, INC., a New Jersey Corporation (“Seller”) and the undersigned holder (the “Shareholder”) of shares of common stock, $0.10 par value of Seller ( the “Seller Shares”).

WHEREAS, concurrently with the execution of this Agreement, Buyer, Buyer Bank, Seller and Seller Bank have entered into an Agreement and Plan of Merger (as such agreement may be subsequently amended or modified, the “Merger Agreement”), providing for, among other things, the merger of Seller with and into Buyer (the “Merger”);

WHEREAS, as of the date of this Agreement, the Shareholder beneficially owns and has sole or shared voting power with respect to the number of shares of Seller Shares, and holds stock options or other rights to acquire the number of shares of Seller Shares, indicated on Schedule 1 attached hereto;

WHEREAS, as used herein, the term “Shares” means all shares of Seller Shares held by the Shareholder on the date of this Agreement and all shares of Seller Shares that the Shareholder purchases, acquires the right to vote or acquires beneficial ownership of (as defined in Rule 13d-3 of the Exchange Act) prior to the Expiration Date (as defined in Section 2 below), whether by the exercise of any stock options or otherwise;

WHEREAS, it is a condition to the willingness of Buyer to enter into the Merger Agreement that the Shareholder execute and deliver this Agreement; and

WHEREAS, all capitalized terms used in this Agreement without definition herein shall have the meanings ascribed to them in the Merger Agreement.

NOW, THEREFORE, in consideration of the foregoing recitals, the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Shareholder and Buyer agree as follows:

1.  Agreement to Vote Shares.  The Shareholder agrees that, prior to the Expiration Date (as defined in Section 2 hereof), at any meeting of the shareholders of Seller, or any adjournment or postponement thereof, or in connection with any written consent of the shareholders of Seller, with respect to the Merger, the Merger Agreement or any Acquisition Transaction (as such term is defined in the Merger Agreement), the Shareholder shall:

(a)	appear at such meeting or otherwise cause the Shares to be counted as present thereat for purposes of calculating a quorum; and

(b)
vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of the Shares that such Shareholder shall be entitled to so vote (i) in favor of adoption and approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, and any action that could reasonably be expected to facilitate the Merger;

(ii) against any action, proposal, transaction or agreement that could reasonably be expected to result in a breach of any covenant, representation or warranty, or any other obligation or agreement, of Seller contained in the Merger Agreement or of the Shareholder contained in this Agreement, or that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect, inhibit or preclude the timely consummation of the Merger or the fulfillment of a condition under the Merger Agreement to Seller’s and Buyer’s respective obligations to consummate the Merger or change in any manner the voting rights of any class of shares of Seller (including any amendments to Seller’s articles of incorporation or bylaws); and (iii) against any Acquisition Transaction, or any agreement or transaction that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Merger or any of the transactions contemplated by the Merger Agreement.

Any such vote shall be cast or consent shall be given in accordance with such procedures relating thereto so as to ensure that it is duly counted for purposes of determining that a quorum is present and for purposes of recording the results of such vote or consent.

2.  Expiration Date.  As used in this Agreement, the term “Expiration Date” shall mean the earliest to occur of (a) the Effective Time, (b) the date the Merger Agreement is terminated pursuant to Article Ten thereof, or (c) written notice by Buyer to Shareholder of the termination of this Agreement.  Upon termination or expiration of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, that such termination or expiration shall not relieve any party from liability for any willful breach of this Agreement prior to the termination or expiration hereof.

3.  Agreement to Retain Shares; No Voting Trusts.

(a)              Until the Expiration Date, the Shareholder shall not, except as contemplated by this Agreement or the Merger Agreement, directly or indirectly, sell, assign, transfer, offer, exchange, pledge or otherwise dispose of or encumber (including, without limitation, by the creation of a Lien, as defined in Section 4(c) below) (each, a “Transfer”), or enter into any contract, option, commitment or other arrangement or understanding with respect to, or consent to, any Transfer of, any Shares beneficially owned by the Shareholder or the Shareholder’s voting or economic interest therein.  Notwithstanding the foregoing, the Shareholder may make Transfers (i)  by will or by operation of law, in which case this Agreement shall bind the transferee, (ii)  in connection with estate and charitable planning purposes, including Transfers to relatives, trusts and charitable organizations, subject to the transferee’s agreement in writing, in form and substance reasonably satisfactory to Buyer, to be bound by the terms of, and perform the obligations of the Shareholder under, this Agreement, or (iii)  with Buyer’s prior written consent, such consent to be granted or withheld in Buyer’s sole discretion; provided that the Shareholder shall notify the Buyer in writing prior to any such Transfer in accordance with (i) – (iii) of this paragraph.

(b)              The Shareholder agrees that the Shareholder shall not, and shall not permit any entity under the Shareholder’s control to, deposit any of the Shares in a voting trust, grant any proxies with respect to the Shares or subject any of the Shares to any arrangement with respect to the voting of the Shares other than agreements entered into with the Buyer.

4.  Representations and Warranties of Shareholder.  The Shareholder hereby represents and warrants to Buyer as follows:

(a)
the Shareholder has the complete and unrestricted power and the unqualified right to enter into, execute, deliver and perform its obligations under this Agreement, and no consent, approval, authorization or filing on the part of the Shareholder is required in connection therewith, and if the Shareholder is married, no consent of the Shareholder’s spouse is necessary under any “community property” or other laws in order for the Shareholder to enter into and perform its obligations under this Agreement;

(b)
this Agreement has been duly and validly executed and delivered by the Shareholder and, assuming this Agreement constitutes a valid and binding agreement of Buyer, is a valid and legally binding agreement of the Shareholder, enforceable against the Shareholder in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles);

(c)
the Shareholder beneficially owns the number of Shares indicated on Schedule 1 (the “Original Shares”), free and clear of any liens, claims, charges or other encumbrances or restrictions of any kind whatsoever (“Liens”);

(d)
except pursuant to this Agreement, the Shareholder has sole, and otherwise unrestricted, voting and investment power with respect to the Original Shares, and there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Shareholder is a party relating to the pledge, disposition or voting of any of the Original Shares and there are no voting trusts or voting agreements with respect to the Original Shares;

(e)
the Shareholder does not beneficially own any shares of Seller Shares other than (i) the Original Shares and (ii) any options, warrants or other rights to acquire any additional shares of Seller Shares or any security exercisable for or convertible into shares of Seller Shares indicated on Schedule 1; and

(f)
the execution and delivery of this Agreement by the Shareholder does not, and the performance by the Shareholder of his, her or its obligations hereunder and the consummation by the Shareholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a breach of or default (with or without notice or lapse of time or both) under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which the Shareholder is a party or by which the Shareholder is bound, or any statute, rule or regulation to which the Shareholder or the Shareholder’s property or assets is subject or, in the event that the Shareholder is a corporation, partnership, trust or other entity, any bylaw or other organizational document of the Shareholder.

5.  No Solicitation.  From and after the date hereof until the Expiration Date, the Shareholder, solely in his, her or its capacity as a shareholder of Seller, shall not, nor shall such Shareholder authorize any partner, officer, director, advisor or representative of, such Shareholder or any of his, her or its affiliates to (and, to the extent applicable to the Shareholder, such Shareholder shall use reasonable best efforts to prohibit any of his, her or its representatives or affiliates to), (a) initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an Acquisition Transaction, (b) participate in any discussions or negotiations regarding any Acquisition Transaction, or furnish, or otherwise afford access, to any person (other than Buyer) any information or data with respect to Seller or any Seller Subsidiary or otherwise relating to an Acquisition Transaction, (c) enter into any agreement, agreement in principle or letter of intent with respect to an Acquisition Transaction, (d) solicit proxies or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act) with respect to an Acquisition Transaction (other than the Merger Agreement) or otherwise encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement, (e) initiate a shareholders’ vote or action by consent of Seller’s shareholders with respect to an Acquisition Transaction, or (f) except by reason of this Agreement, become a member of a “group” (as such term is used in Section 13(d) of the Exchange Act) with respect to any voting securities of Seller that takes any action in support of an Acquisition Transaction. The provisions hereof shall not apply to action taken by the Shareholder in his or her capacity as a director or officer of Seller or Seller Bank.

6.  Specific Enforcement.  The Shareholder has signed this Agreement intending to be legally bound thereby.  The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and the Shareholder expressly agrees that this Agreement shall be specifically enforceable in any court of competent jurisdiction in accordance with its terms against the Shareholder, in addition to any other remedy that Buyer may have at law or in equity.  All of the covenants and agreements contained in this Agreement shall be binding upon, and inure to the benefit of, the respective parties and their permitted successors, assigns, heirs, executors, administrators and other legal representatives, as the case may be, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the Shareholder hereunder may be assigned without the prior written consent of Buyer.

7.  No Waivers.  No waivers of any breach of this Agreement extended by Buyer to the Shareholder shall be construed as a waiver of any rights or remedies of Buyer with respect to any other shareholder of Seller who has executed an agreement substantially in the form of this Agreement with respect to Seller Shares beneficially owned by such shareholder or with respect to any subsequent breach by the Shareholder or any other such shareholder of Seller.  No waiver of any provisions hereof by either party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

8.  No Ownership Interest.  Nothing contained in this Agreement shall be deemed to vest in Buyer any direct or indirect ownership or incidence of ownership of or with respect to any of the Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to the Shareholder, and Buyer shall have no authority to direct the Shareholder in the voting or disposition of any of the Shares, except as otherwise provided in this Agreement.

9.  Capacity as Shareholder.  Except for the provisions of Section 17 hereto, the Shareholder is signing this Agreement solely in the Shareholder’s capacity as a shareholder of Seller, and not in the Shareholder’s capacity as a director, officer or employee of Seller or any of its Subsidiaries or in the Shareholder’s capacity as a trustee or fiduciary of any employee benefit plan or trust.  Notwithstanding anything herein to the contrary, nothing herein shall in any way (a) restrict a director and/or officer of Seller or Seller Bank in the exercise of his or her fiduciary duties, consistent with the terms of the Merger Agreement, as a director and/or officer of Seller or Seller Bank or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust, or (b) prevent any obligation on the part of any director and/or officer of Seller or Seller Bank or any trustee or fiduciary of any employee benefit plan or trust from taking any action or omitting to take any action in such capacity, or be construed to create any such obligation.

10.  Entire Agreement; Amendments.  This Agreement supersedes all prior agreements, written or oral, between the parties hereto with respect to the subject matter hereof and contains the entire agreement between the parties with respect to the subject matter hereof.  This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party hereto.

11.  Further Assurances.  From time to time and without additional consideration, the Shareholder shall execute and deliver, or cause to be executed and delivered, such additional transfers, assignments, endorsements, proxies, consents and other instruments, and shall take such further actions, as Buyer may request for the purpose of carrying out and furthering the purpose and intent of this Agreement.

12.  Severability.  If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby are fulfilled to the greatest extent possible.

13.  Counterparts.  This Agreement may be executed in one or more counterparts, each of which will be deemed an original but all of which together shall constitute one and the same instrument.

14.  Public Disclosure.  The Shareholder shall not issue or cause the publication of any press release or other public announcement (to the extent not previously issued or made in accordance with the Merger Agreement) with respect to this Agreement, the Merger Agreement or the transactions contemplated by the Merger Agreement, without the prior consent of Buyer.  The Shareholder hereby permits Buyer to publish and disclose in any document and/or schedule filed by Buyer with the SEC and in any press release or other disclosure document the Shareholder’s identity and ownership of Shares and the nature of the Shareholder’s commitments and obligations pursuant to this Agreement.

15.  Governing Law; Waiver of Jury Trial.

(a)              This Agreement shall be governed by and construed in accordance with the internal laws of the Commonwealth of Pennsylvania, without giving effect to the conflicts of laws principles thereof that would cause the application of the laws of any other jurisdiction.

(b)              EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

16.  No Agreement Until Executed.  Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Board of Directors of Seller has approved, for purposes of any applicable anti-takeover laws and regulations and any applicable provision of Seller’s articles of incorporation or bylaws, the Merger pursuant to the Merger Agreement, (b) the Merger Agreement is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto.

17.  Other Agreements.

(a)              Shareholder hereby acknowledges that he or she has been notified by the Seller and Seller Bank that the Seller and Seller Bank Directors’ Change in Control Severance Plan will be terminated prior to the Effective Time of the Merger.  The Shareholder hereby acknowledges and agrees that, as a result of such plan termination, he or she shall not have any right to receive any benefits, or claim any benefits, under such plan as a result of any service as a director of Seller or Seller Bank with respect to the Merger between Buyer and Seller or Buyer Bank and Seller Bank.

(b)              Shareholder hereby acknowledges that he or she has been notified by the Seller and Seller Bank that the Merger Agreement requires Seller and/or Seller Bank to make a filing with the Federal Reserve Board (“FRB”), OCC and/or FDIC relating to the Seller and Seller Bank Directors’ Retirement and Consultation Plan and the benefits payable under such plan being exempt from the limitations and restrictions of FDIC regulations codified at 12 CFR Part 359. The Shareholder further acknowledges that the benefits payable to such Shareholder or related beneficiaries as a result of any service as a director of Seller or Seller Bank under such Directors’ Retirement and Consultation Plan will not exceed the accrued liability of his or her individual benefit, calculated in accordance with generally accepted accounting principles, on the financial books and records of the Seller an/or Seller Bank, with the amount thereof as of September 30, 2012 being set forth on Schedule 6.3(i) to the Merger Agreement (and provided that the amount payable shall included additional accruals made in the ordinary course and in accordance with GAAP through the Effective Time), and that payment thereof is subject to receipt by Seller and/or Seller Bank of non-objection from the FRB, OCC and/or FDIC

(c)              Notwithstanding anything herein to the contrary, the provisions of this Section 17 shall survive the expiration of the Agreement as a result of the consummation of the Merger of Seller and Buyer or between Seller Bank and Buyer Bank.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Support Agreement to be duly executed as of the day and year first written above.

SHAREHOLDER

Name:

TF FINANCIAL CORPORATION

By:
Name:
Title:

ROEBLING FINANCIAL CORP, INC.

By:
Name:
Title:

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.	Indemnification of Officers and Directors

The Registrant has authority under the Pennsylvania Business Corporation Law to indemnify its directors and officers to the extent provided in such statute.  The Registrant's Articles of Incorporation provide that the Registrant shall indemnify its executive officers and directors to the fullest extent permitted by law either now or hereafter.  In general, Pennsylvania law permits a Pennsylvania corporation to indemnify its directors, officers, employees and agents, and persons serving at the corporation's request in such capacities for another enterprise against liabilities arising from conduct that such persons reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

The provisions of the Pennsylvania Business Corporation Law that authorize indemnification do not eliminate the duty of care of a director and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available under Pennsylvania law.  In addition, each director will continue to be subject to liability for (a) violations of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, (b) deriving an improper personal benefit from a transaction, (c) voting for or assenting to an unlawful distribution, and (d) willful misconduct or a conscious disregard for the best interests of the Registrant in a proceeding by or in the right of the Registrant to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.  The statute does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

At present, there is no pending litigation or proceeding involving a director or officer of the Registrant as to which indemnification is being sought from the Registrant, nor is the Registrant aware of any threatened litigation that may result in claims for indemnification from the Registrant by any officer or director.

Further, the Registrant may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Registrant or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the Registrant would have the power to indemnify him against such liability under the provisions of the Articles.

Item 21.	Exhibits

The following exhibits are filed with or incorporated by reference into this registration statement:

2.1	Agreement and Plan of Merger, dated December 28, 2012, by and among TF Financial Corporation, Roebling Financial Corp, Inc., 3rd Fed Bank and Roebling Bank†
2.2	Form of Support Agreement††
3.1	Amended and Restated Articles of Incorporation of TF Financial Corporation (1)
3.2	Bylaws of TF Financial Corporation (2)
4.0	Stock Certificate of TF Financial Corporation (3)
5.1	Opinion of Spidi & Fisch, PC as to legality*
8.1	Opinion of Spidi & Fisch, PC as to tax consequences
8.2	Opinion of Silver, Freedman & Taff, LLP as to tax consequences
10.1	Third Federal Savings and Loan Association Management Stock Bonus Plan (4)

10.2	Third Federal Savings Bank Directors Consultation and Retirement Plan (5)
10.3	Severance Agreement with Kent C. Lufkin (6)
10.4	Agreement and General Rease with Floyd P. Haggar (7)
10.5	Severance Agreement with Dennis R. Stewart (8)
10.6	TF Financial Corporation 1997 Stock Option Plan (9)
10.7	Severance Agreement with Robert N. Dusek (10)
10.8	TF Financial Corporation Incentive Compensation Plan (11)
10.9	TF Financial Corporation 2005 Stock-Based Incentive Plan (12)
10.10	Severance Agreement with Elizabeth Kaspern (13)
10.11	TF Financial Corporation Stock Repurchase Plan (14)
10.12	TF Financial Corporation 2011 Directors Stock Compensation Plan (15)
10.13	TF Financial Corporation 2012 Stock Option Plan (2)
10.14
Agreement by and among TF Financial Corporation, Dennis Pollack, Lawrence B. Seidman, 2514 Multi-Strategy Fund, LP, Broad Park Investors, LLC, CBPS, LLC, LSBK06-08, LLC, Seidman and Associates, LLC, Seidman Investment Partnership, LP and Seidman Investment Partnership II, LP (16)

10.15
Amendment No. 1 to Agreement by and among TF Financial Corporation, Dennis Pollack, Lawrence B. Seidman, 2514 Multi-Strategy Fund, LP, Broad Park Investors, LLC, CBPS, LLC, LSBK06-08, LLC, Seidman and Associates, LLC, Seidman Investment Partnership, LP and Seidman Investment Partnership II, LP (17)

21.0	Subsidiaries of TF Financial Corporation (2)
23.1	Consent of S.R. Snodgrass, A.C, independent registered public accounting firm
23.2	Consent of Fontanella and Babbits, Certified Public Accountants, an independent registered public accounting firm
23.3	Consent of Spidi & Fisch, PC (contained in their opinions filed as Exhibit 5.1 and 8.1)
23.4	Consent of Silver, Freedman & Taff, LLP (contained in their opinion filed as Exhibit 8.2)
23.5	Consent of FinPro Capital Advisors, Inc.*
24.1	Power of Attorney (contained in the signature page of the registration statement)*
99.1	Form of Proxy Card*
*           Previously filed

†	Included as Annex A to this proxy statement/prospectus (the schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K)

††	Included as Annex C to this proxy statement/prospectus

(1)	Incorporated herein by reference to the Registrant’s Form 8-K filed with the Securities and Exchange Commission on May 4, 2011.
(2)	Incorporated herein by reference to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012.
(3)	Incorporated herein by reference to the Registrant’s Form S-8 filed with the Securities and Exchange Commission on March 27, 2013.
(4)	Incorporated herein by reference to the Exhibits to Form S-1, Registration Statement, File No. 33-76960.
(5)	Incorporated herein by reference to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 1995.
(6)	Incorporated herein by reference to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000.
(7)	Incorporated herein by reference to the Registrant’s Form 8-K/A filed with the Securities and Exchange Commission on February 21, 2013.
(8)	Incorporated herein by reference to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 1999.
(9)	Incorporated herein by reference to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 1997.
(10)	Incorporated herein by reference to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001.

(11)	Incorporated herein by reference to the Registrant’s Form 8-K filed with the Securities and Exchange Commission on October 20, 2004.
(12)	Incorporated herein by reference to the Registrant’s Form S-8 filed with the Securities and Exchange Commission on May 20, 2005.
(13)	Incorporated herein by reference to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006.
(14)	Incorporated herein by reference to the Registrant’s Form 8-K filed with the Securities and Exchange Commission on October 25, 2007.
(15)	Incorporated herein by reference to the Registrant’s Form S-8 filed with the Securities and Exchange Commission on June 29, 2011.
(16)	Incorporated herein by reference to the Registrant’s Form 8-K filed with the Securities and Exchange Commission on November 7, 2011.
(17)	Incorporated herein by reference to the Registrant’s Form 8-K filed with the Securities and Exchange Commission on December 5, 2012.

Item 22.	Undertakings

(a)           The undersigned Registrant hereby undertakes:

(1)           To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)           To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)           To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)           To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)           That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)(1)      The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)           The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)           Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(d)           The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means.  This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e)           The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TF FINANCIAL CORPORATION

Dated: April 1, 2013	By:	/s/ Kent C. Lufkin
Kent C. Lufkin
President and Chief Executive Officer
(Duly Authorized Representative)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated as of April 1, 2013.

By:	/s/ Kent C. Lufkin	By:	/s/ Dennis R. Stewart *
	Kent C. Lufkin		Dennis R. Stewart
	President and Chief Executive Officer (Principal Executive Officer)		Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

By:	/s/ Robert N. Dusek *	By:	/s/ Carl F. Gregory *
	Robert N. Dusek		Carl F. Gregory
	Chairman of the Board		Director

By:	/s/ Joseph F. Slabinski, III *	By:	/s/ James B. Wood *
	Joseph F. Slabinski, III		James B. Wood
	Director		Director

By:	/s/ Kenneth A. Swanstrom *	By:	/s/ Albert M. Tantala, Sr. *
	Kenneth A. Swanstrom		Albert M. Tantala, Sr.
	Director		Director

By:	/s/ Dennis Pollack *
Dennis Pollack
Director

* By:	/s/ Kent C. Lufkin
Kent C. Lufkin
Attorney-in-Fact